  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1997
                                              REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                        LIVING CENTERS OF AMERICA, INC.
      TO BE RENAMED PARAGON HEALTH NETWORK, INC. UPON CONSUMMATION OF THE
                   RECAPITALIZATION MERGER DESCRIBED HEREIN
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     8051                  74-2012902
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER) IDENTIFICATION NO.)
    INCORPORATION OR
     ORGANIZATION)

                         15415 KATY FREEWAY, SUITE 800
                             HOUSTON, TEXAS 77094
                                (281) 578-4600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          SUSAN THOMAS WHITTLE, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         15415 KATY FREEWAY, SUITE 800
                             HOUSTON, TEXAS 77094
                                (281) 578-4600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

             ROBERT V. JEWELL, ESQ.            VICTOR I. LEWKOW, ESQ.
             ANDREWS & KURTH L.L.P.      CLEARY, GOTTLIEB, STEEN & HAMILTON
         600 TRAVIS STREET, SUITE 4200            ONE LIBERTY PLAZA
              HOUSTON, TEXAS 77002          NEW YORK, NEW YORK 10006-1470
                 (713) 220-4200                    (212) 225-2000


            RICHARD H. MILLER, ESQ.              JEFF C. DODD, ESQ.
                                        MAYOR, DAY, CALDWELL & KEETON, L.L.P.
     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
           191 PEACHTREE STREET N.E.          700 LOUISIANA, SUITE 1900
             ATLANTA, GEORGIA 30303           HOUSTON, TEXAS 77002-2778
                 (404) 572-6600                    (713) 225-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the recapitalization of Living Centers of America, Inc. ("LCA") by the merger of an affiliate of Apollo Management, L.P. ("Apollo Sub") with and into LCA and the merger of GranCare, Inc. ("GranCare") with a wholly owned subsidiary of Paragon pursuant to the Merger Agreements described herein have been satisfied or waived.

  If the securities being registered on this form are offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                             PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF      AMOUNT TO BE     AGGREGATE        AMOUNT OF
 SECURITIES TO BE REGISTERED    REGISTERED    OFFERING PRICE  REGISTRATION FEE
------------------------------------------------------------------------------
Common Stock, $.01 par
 value....................... 11,719,067(1)  $309,908,582(2)     $93,912(3)
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Based on the maximum number of shares of Paragon Common Stock (defined hereafter). Includes 5,925,926 shares to be issued to the shareholders of Apollo Sub upon consummation of the Recapitalization Merger (defined hereafter), 45,441 shares to be issued in connection with the cancellation of LCA Rights (defined hereafter) immediately prior to the Recapitalization Merger pursuant to the Recapitalization Merger Agreement (defined hereafter) and 5,747,700 shares to be issued to the stockholders of GranCare upon consummation of the GranCare Merger (defined hereafter).
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f) under the Securities Act using: (i) $40.84, the average of the high and low sales prices of LCA's common stock on September 25, 1997 reported on the New
    York Stock Exchange (with respect to the 45,441 shares to be issued in connection with the cancellation of LCA Rights); (ii) $11.84, the average of the high and low sales prices of GranCare's common stock on September 25, 1997 reported on the New York Stock Exchange (with respect to the 5,747,700 shares to be issued to GranCare stockholders); and (iii) $40.50, the effective per share price to be paid by the Apollo Investors (defined hereafter) for the shares of Paragon Common Stock (with respect to the 5,925,926 shares to be issued to the Apollo Investors).
(3) Pursuant to Rule 457(b), the required fee is offset entirely by an aggregate fee of $247,457 previously paid at the times of filing of preliminary proxy materials in connection with this transaction on June 6, 1997, and September 18, 1997.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     [LOGO OF LIVING CENTERS APPEARS HERE]
                              SEPTEMBER 26, 1997

Dear Stockholders:

  A Special Meeting of Stockholders of Living Centers of America, Inc. ("LCA") will be held on October 28, 1997 at 10:00 a.m., local time, at the Houston Marriott-Westside hotel, 13210 Katy Freeway, Houston, Texas.

  At this very important meeting, stockholders will be asked to consider and vote upon several interrelated proposals in connection with the proposed recapitalization of LCA and merger with GranCare, Inc. ("GranCare"). Upon consummation of these transactions, approximately 90.54% of the outstanding shares of LCA common stock will be cancelled in exchange for $40.50 per share in cash, and the remaining 9.46% of the outstanding LCA shares will remain outstanding and be retained by current stockholders. Following the transactions, the LCA shares that are retained by LCA stockholders will represent about 14.1% of the LCA stock that will then be outstanding. Several investment funds managed by Apollo Management, L.P. ("Apollo"), together with certain other investors (together, the "Apollo Investors"), will acquire about 44.0% of the LCA stock that will be outstanding for $40.50 per share (or a total of about $240 million). The remaining 41.9% of the LCA shares will be owned by current GranCare stockholders who will receive LCA stock.

  LCA will continue as a newly recapitalized and expanded company and be renamed Paragon Health Network, Inc., and is referred to herein as "Paragon." Paragon will conduct the current business of both LCA and GranCare under management that includes individuals who have not previously been affiliated with either GranCare or LCA as well as executives of both companies, and it will have substantially more debt and related "leverage" than is currently maintained by LCA.

  One feature of the recapitalization permits LCA stockholders to elect, subject to proration, the number of LCA shares that they wish to retain (and, as a result, the amount of cash they wish to receive) in the recapitalization. The actual cash consideration you will receive and the number of LCA shares you will retain will depend on: (i) whether you make an affirmative election (an "LCA Stock Election") to retain LCA shares, (ii) how many LCA Stock Elections are made by other LCA stockholders and (iii) the application of a proration procedure, as explained in detail in the Joint Proxy Statement/Prospectus accompanying this letter. AS A RESULT OF POSSIBLE PRORATION, (A) IF YOU DO NOT MAKE AN LCA STOCK ELECTION, YOU MAY NEVERTHELESS RETAIN SOME LCA SHARES AND (B) IF YOU MAKE AN LCA STOCK ELECTION, YOU MAY NOT RETAIN ALL OF THE LCA SHARES YOU ELECT TO RETAIN, AS SUMMARIZED BELOW.

  If neither you nor any of the other LCA stockholders make an LCA Stock Election, then in the recapitalization you would receive $40.50 per share in cash for approximately 90.54% of your LCA shares and you would retain approximately 9.46% of your shares. Essentially, under those circumstances, for each outstanding LCA share you own, you would receive $36.67 in cash and retain .0946 of a share. It is expected that stock of Paragon (including LCA shares retained by current LCA stockholders) will continue to be listed on the New York Stock Exchange, and you will be able to purchase or sell such stock in the same way as at present.

  If you do not make an LCA Stock Election, but such elections are made by other stockholders for more than 9.46% of the outstanding LCA shares, then you would receive $40.50 per share in cash for all your shares. If you do not make an LCA Stock Election, and other stockholders make such elections for fewer than approximately 9.46% of the outstanding LCA shares, then you would receive $40.50 per share for more than 90.54% of your shares and would retain some, but less than 9.46%, of your shares (with the precise allocation depending on the number of LCA Stock Elections made).

  If you make an LCA Stock Election with respect to some or all of your LCA shares, you will retain all LCA shares as to which you make such election, unless LCA Stock Elections are made by other stockholders for more than 9.46% of the outstanding LCA shares, in which event the number of shares you would retain would be reduced proportionately (depending on the number of LCA Stock Elections made), and you would receive $40.50 per share in cash for those shares you do not retain.

  These provisions, and the proposed transactions generally, are complex, and I urge you to read the enclosed material carefully.

  As part of the transactions, you are also being asked to approve certain important amendments to LCA's current certificate of incorporation. These amendments, as well as certain amendments to LCA's bylaws and a Stockholders Agreement with the Apollo Investors, all as described in the enclosed material, will significantly affect the rights of stockholders who retain LCA shares.

  The LCA Board of Directors has unanimously approved all of the proposed transactions and related proposals described in the attached Joint Proxy Statement/Prospectus and has determined that the proposed transactions are fair to and in the best interests of LCA and its stockholders. THE BOARD OF DIRECTORS OF LCA UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF LCA VOTE IN FAVOR OF EACH OF THE PROPOSALS SET FORTH IN THE ATTACHED NOTICE AND JOINT PROXY STATEMENT/ PROSPECTUS. The LCA Board of Directors makes no recommendation as to whether or not you should make an LCA Stock Election. You should make your own decision, in consultation with your own financial and tax advisors, as to whether or not to make such an election.

  The consummation of the proposed transactions is contingent upon numerous conditions described in the attached Joint Proxy Statement/Prospectus. Among such conditions are approval by the LCA stockholders at the LCA Special Meeting of: (i) the agreement with Apollo providing for the recapitalization of LCA; (ii) the issuance of LCA shares to GranCare stockholders in the merger with GranCare; and (iii) certain amendments to LCA's current certificate of incorporation, all as described in the Joint Proxy Statement/Prospectus. Consummation of the proposed transactions is also subject to approval by GranCare stockholders of the merger with GranCare and the availability of contemplated financing. None of the transactions will be consummated unless all of these conditions are satisfied or waived.

  In the material accompanying this letter, you will find the Notice of Special Meeting of Stockholders, the Joint Proxy Statement/Prospectus, a Proxy Card and a Form of LCA Stock Election (to be used if you wish to make an LCA Stock Election.) The Joint Proxy Statement/Prospectus more fully describes the recapitalization of LCA, the GranCare merger and the amendments to the LCA certificate of incorporation. It also includes information about LCA, GranCare and Paragon.

  All LCA stockholders as of September 2, 1997 are cordially invited to attend the LCA special meeting in person. However, whether or not you plan to attend the LCA special meeting, please promptly complete, sign, date and mail the enclosed Proxy Card (and, if you wish to make an LCA Stock Election, the enclosed Form of LCA Stock Election) in the enclosed return envelope(s), which require no postage if mailed in the United States. The Form of LCA Stock Election must be received no later than 5:00 p.m. New York City time on the business day immediately preceding the day on which the vote at the LCA special meeting is to be taken (or any adjournment thereof) if you wish to make an LCA Stock Election. If you attend the LCA special meeting, you may vote in person if you wish to do so, even if you have previously sent in your Proxy Card. It is important that your shares be represented and voted at the special meeting.

  SINCE THE PROPOSAL TO AMEND THE LCA CERTIFICATE OF INCORPORATION (WHICH MUST BE APPROVED AS A CONDITION OF THE RECAPITALIZATION) REQUIRES THE AFFIRMATIVE VOTE OF TWO-THIRDS OF ALL OUTSTANDING LCA SHARES, A FAILURE TO VOTE IS THE SAME AS A NEGATIVE VOTE. ACCORDINGLY, EVERY VOTE IS ESSENTIAL AND I URGE YOU TO PROMPTLY SIGN AND RETURN THE ENCLOSED PROXY CARD.

                                          Sincerely,


                                          /s/ Edward L. Kuntz
                                         --------------------------------
                                          Edward L. Kuntz
                                          Chairman of the Board
                                           and Chief Executive Officer

                        LIVING CENTERS OF AMERICA, INC.
                         15415 KATY FREEWAY, SUITE 800
                             HOUSTON, TEXAS 77094
                               ----------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON OCTOBER 28, 1997
                               ----------------
  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "LCA Special Meeting") of Living Centers of America, Inc., a Delaware corporation ("LCA"), will be held on October 28, 1997 at 10:00 a.m., local time, at the Houston Marriott-Westside hotel, 13210 Katy Freeway, Houston, Texas to consider and vote upon the following matters more fully described in the accompanying Joint Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"):

    (1) The approval and adoption of an Agreement and Plan of Merger among Apollo Management, L.P., on behalf of one or more of its managed investment funds (collectively, "Apollo"), Apollo LCA Acquisition Corp. ("Apollo Sub") and LCA dated as of May 7, 1997, as amended and restated as of September 17, 1997 (the "Recapitalization Merger Agreement"), pursuant to which Apollo Sub will be merged with and into LCA (the "Recapitalization Merger") with LCA as the surviving corporation and to be renamed Paragon Health Network, Inc. ("Paragon"). In the Recapitalization Merger (i) each issued and outstanding share of Apollo Sub common stock (which shares in the aggregate will have been purchased for not less than $240 million in cash by Apollo and certain other purchasers at a price of $40.50 per share) shall be converted into one share of common stock, par value $.01 per share, of Paragon (the "Paragon Common Stock") and (ii) each issued and outstanding share of the common stock of LCA, par value $0.01 per share ("LCA Common Stock"), will either (x) remain an issued and outstanding share of common stock of Paragon (the "LCA Retained Shares") or (y) be converted into the right to receive $40.50 in cash from Paragon. In the aggregate, as a result of the Recapitalization Merger, approximately 9.46% of the outstanding shares of LCA Common Stock will remain outstanding and approximately 90.54% of the outstanding shares of LCA Common Stock will be converted into the right to receive $40.50 per share in cash. The actual cash consideration received and the number of shares retained by each LCA stockholder will depend on stockholder elections regarding LCA Retained Shares and the application of proration procedures contained in the Recapitalization Merger Agreement, as explained in detail in the Proxy Statement/Prospectus accompanying this Notice.

    (2) The approval of the issuance of shares of Paragon Common Stock (the "LCA Stock Issuance") to the stockholders of GranCare, Inc. ("GranCare") pursuant to the Agreement and Plan of Merger among LCA, GranCare and Apollo dated as of May 7, 1997, as amended and restated as of September 17, 1997 (the "GranCare Merger Agreement"), pursuant to which (i) GranCare will merge with LCA Acquisition Sub, Inc. ("LCA Sub"), a wholly owned subsidiary of Paragon (the "GranCare Merger"), with GranCare surviving and continuing as a wholly owned subsidiary of Paragon and (ii) each of the shares of issued and outstanding GranCare common stock, par value $.001 per share, will be cancelled and converted into the right to receive 0.2346 of a share of Paragon Common Stock.

    (3) The approval of certain amendments to the Restated Certificate of Incorporation of LCA (the "LCA Charter") as contemplated by the Recapitalization Merger Agreement. Such proposed amendments include, among other things, provisions regarding (i) the number, elimination of classification, election and removal of directors, (ii) the ability of stockholders to take action by written consent and to call special meetings of stockholders, (iii) the elimination of special voting requirements set forth in the LCA Charter for certain business combinations and (iv) stockholder voting requirements for future amendments to the LCA Charter.

    (4) Such other business as may properly come before the LCA Special Meeting or any adjournment or postponement thereof.

  Consummation of the Recapitalization Merger and the GranCare Merger are each conditioned on approval of each of the proposals described above.

  THE BOARD OF DIRECTORS OF LCA UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF LCA VOTE IN FAVOR OF EACH OF THE ABOVE PROPOSALS.

  Only holders of record of LCA Common Stock as of September 2, 1997 are entitled to notice of and to vote at the LCA Special Meeting, or any adjournment or postponement thereof.

  Holders of LCA Common Stock who do not vote in favor of the Recapitalization Merger will be entitled to dissenters' rights of appraisal under Section 262 of the Delaware General Corporation Law. For a more complete description of dissenters' rights, see "Stockholders' Rights of Appraisal" in the attached Proxy Statement/Prospectus.

                                          By order of the Board of Directors,

                                          /s/ Susan Thomas Whittle
                                          ---------------------------
                                          Susan Thomas Whittle
                                          Vice President, General
                                           Counsel and Secretary

September 26, 1997

  THE APPROVAL OF THE RECAPITALIZATION MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF LCA COMMON STOCK. THE APPROVAL OF THE LCA STOCK ISSUANCE REQUIRES THE AFFIRMATIVE VOTE OF THE MAJORITY OF THE SHARES OF LCA COMMON STOCK ACTUALLY PRESENT AND VOTING AT THE LCA SPECIAL MEETING. THE APPROVAL OF THE PROPOSED AMENDMENTS TO THE LCA CHARTER REQUIRES THE AFFIRMATIVE VOTE OF NOT LESS THAN 66 2/3% OF THE ISSUED AND OUTSTANDING SHARES OF LCA COMMON STOCK. THEREFORE, FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE RECAPITALIZATION MERGER AND THE AMENDMENTS TO THE LCA CHARTER. WHETHER OR NOT YOU PLAN TO ATTEND THE LCA SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND FORM OF LCA STOCK ELECTION (IF YOU WISH TO MAKE AN LCA STOCK ELECTION) AND MAIL THEM PROMPTLY IN THE ENCLOSED RETURN ENVELOPES, WHICH REQUIRE NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE LCA SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD.

                        [LOGO OF GRANCARE APPEARS HERE]
                                                             September 26, 1997

Dear Stockholders:

  A Special Meeting of Stockholders (the "GranCare Special Meeting") of GranCare, Inc., a Delaware corporation ("GranCare"), will be held on October 28, 1997 at 11:00 a.m., local time, at the corporate offices of GranCare located at One Ravinia Drive, Suite 1500, Atlanta, Georgia.

  At this very important meeting, GranCare stockholders will be asked to consider and vote upon an Agreement and Plan of Merger (the "GranCare Merger Agreement") pursuant to which GranCare will be merged (the "GranCare Merger") with LCA Acquisition Sub, Inc. ("LCA Sub"), a wholly owned subsidiary of Living Centers of America, Inc. ("LCA"), with GranCare surviving and continuing as a wholly owned subsidiary of LCA (which, immediately prior to the GranCare Merger, shall have completed a recapitalization as described below and will be renamed Paragon Health Network, Inc. and is referred to herein as "Paragon"). Upon consummation of the GranCare Merger, each of the issued and outstanding shares of GranCare common stock, par value $.001 per share (the "GranCare Common Stock"), will be cancelled and converted into the right to receive 0.2346 of a share of the common stock, par value $.01 per share, of Paragon (the "Paragon Common Stock"). Immediately prior to the effective time of the GranCare Merger, LCA will be recapitalized in a transaction (the "Recapitalization Merger") with Apollo Management, L.P., on behalf of one or more of its managed investment funds, and certain other investors (collectively, the "Apollo Investors") in which Apollo will contribute not less than $240 million in exchange for shares of Paragon Common Stock. Following the completion of the Recapitalization Merger and the GranCare Merger, the Apollo Investors will own approximately 44.0% of the outstanding Paragon Common Stock, the existing stockholders of GranCare will own approximately 41.9% of the outstanding Paragon Common Stock and the existing stockholders of LCA will own approximately 14.1% of the outstanding Paragon Common Stock.

  Paragon will conduct the current business of both GranCare and LCA under management that includes individuals who have not previously been affiliated with either GranCare or LCA as well as current executives of both companies, and it will have substantially more debt and related "leverage" than is currently maintained by GranCare.

  It is expected that shares of Paragon Common Stock will be listed on the New York Stock Exchange, and that you will be able to purchase and sell such stock in the same way as shares of GranCare Common Stock are presently purchased and sold.

  The proposed transactions are complex, and I urge you to read the enclosed material carefully.

  The Board of Directors of GranCare has approved the GranCare Merger Agreement and the related transactions described in the attached Proxy Statement/Prospectus and has determined that the proposed transactions are fair to and in the best interests of GranCare and its stockholders. THE BOARD OF DIRECTORS OF GRANCARE RECOMMENDS THAT THE STOCKHOLDERS OF GRANCARE VOTE IN FAVOR OF THE GRANCARE MERGER AGREEMENT.

  The consummation of the GranCare Merger is contingent upon numerous conditions described in the attached Proxy Statement/Prospectus. Among such conditions are: (i) approval of the GranCare Merger Agreement at the GranCare Special Meeting; (ii) approval of all of the matters submitted at a contemporaneous special meeting of LCA stockholders; and (iii) the availability of contemplated financing. The GranCare Merger will not be consummated unless all of these conditions are satisfied or waived.

  In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Proxy Statement/Prospectus relating to, among other things, the actions to be taken by the GranCare stockholders at the GranCare Special Meeting and a Proxy Card to allow you to vote your shares at the GranCare Special Meeting. The Proxy Statement/Prospectus more fully describes the proposed mergers and includes information about GranCare, LCA and Paragon.

  All GranCare stockholders of record as of September 2, 1997 are cordially invited to attend the GranCare Special Meeting in person. However, whether or not you plan to attend the GranCare Special Meeting, please complete, sign, date and return the Proxy Card in the postage prepaid envelope enclosed herewith. If you attend the GranCare Special Meeting, you may vote in person if you wish, even if you have previously returned your Proxy Card. It is important that your shares be represented and voted at the GranCare Special Meeting.
                                          Sincerely,

                                     LOGO
                                          M. Scott Athans
                                          President and Chief
                                           Executive Officer

                                GRANCARE, INC.
                         ONE RAVINIA DRIVE, SUITE 1500
                            ATLANTA, GEORGIA 30346

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON OCTOBER 28, 1997

                               ----------------

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "GranCare Special Meeting") of GranCare, Inc., a Delaware corporation ("GranCare"), will be held on October 28, 1997 at 11:00 a.m., local time, at the corporate offices of GranCare located at One Ravinia Drive, Suite 1500, Atlanta, Georgia to consider and vote upon the following matters more fully described in the accompanying Joint Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"):

    (1) The approval and adoption of an Agreement and Plan of Merger among Living Centers of America, Inc. ("LCA"), GranCare, Apollo Management, L.P., on behalf of one or more of its managed investment funds (collectively, "Apollo") and LCA Acquisition Sub, Inc. ("LCA Sub"), a wholly owned subsidiary of LCA, dated as of May 7, 1997, as amended and restated as of September 17, 1997 (the "GranCare Merger Agreement") pursuant to which, among other things: (i) GranCare will be merged with LCA Sub (the "GranCare Merger"), with GranCare surviving and continuing as a wholly owned subsidiary of LCA (which shall have completed a recapitalization merger immediately prior to the GranCare Merger as described in the attached Proxy Statement/Prospectus and, following such transactions, to be renamed Paragon Health Network, Inc. and referred to herein as "Paragon"); and (ii) each share of GranCare common stock, par value $.001 per share (the "GranCare Common Stock"), issued and outstanding immediately prior to the effective time of the GranCare Merger will be cancelled and converted as of the effective time of the GranCare Merger into the right to receive 0.2346 of a share of the common stock of Paragon, par value $.01 per share ("Paragon Common Stock"); and

    (2) Such other business as may properly come before the GranCare Special Meeting or any adjournment or postponement thereof.

  Only holders of record of GranCare Common Stock as of September 2, 1997 are entitled to notice of and to vote at the GranCare Special Meeting, or any adjournment or postponement thereof.

  THE BOARD OF DIRECTORS OF GRANCARE RECOMMENDS THAT THE STOCKHOLDERS OF GRANCARE VOTE IN FAVOR OF THE PROPOSAL DESCRIBED ABOVE.

  Holders of GranCare Common Stock are not entitled to dissenters' rights of appraisal under Section 262 of the Delaware General Corporation Law.

                                          By order of the Board of Directors,
                                          /s/ Evrett W. Benton
                                          ---------------------------------
                                          Evrett W. Benton
                                          Executive Vice President, General
                                           Counsel and Secretary

September 26, 1997

  THE APPROVAL OF THE GRANCARE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF GRANCARE COMMON STOCK. THEREFORE, FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE GRANCARE MERGER AGREEMENT. WHETHER OR NOT YOU PLAN TO ATTEND THE GRANCARE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE GRANCARE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO, EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD.

                       JOINT PROXY STATEMENT/PROSPECTUS

                               ----------------

                        LIVING CENTERS OF AMERICA, INC.

                                GRANCARE, INC.

          JOINT PROXY STATEMENT FOR SPECIAL MEETINGS OF STOCKHOLDERS

                        TO BE HELD ON OCTOBER 28, 1997.

                               ----------------

                 PROSPECTUS OF LIVING CENTERS OF AMERICA, INC.
 (TO BE RENAMED PARAGON HEALTH NETWORK, INC. UPON CONSUMMATION OF THE MERGERS
                               DESCRIBED HEREIN)

  This Joint Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.01 per share ("LCA Common Stock"), of Living Centers of America, Inc., a Delaware corporation ("LCA"), in connection with the solicitation of proxies by the Board of Directors of LCA (the "LCA Board") for use at a Special Meeting of Stockholders of LCA to be held at the Houston Marriott-Westside hotel, 13210 Katy Freeway, Houston, Texas on October 28, 1997 at 10:00 a.m., local time, and at any and all adjournments or postponements thereof (the "LCA Special Meeting"). Only holders of record of LCA Common Stock as of the close of business on September 2, 1997 (the "LCA Record Date") will be entitled to notice of and to vote at the LCA Special Meeting.

  This Proxy Statement/Prospectus is also being furnished to the holders of common stock, par value $.001 per share ("GranCare Common Stock"), of GranCare, Inc., a Delaware corporation ("GranCare"), in connection with the solicitation of proxies by the Board of Directors of GranCare (the "GranCare Board") for use at a Special Meeting of Stockholders of GranCare to be held at the corporate offices of GranCare located at One Ravinia Drive, Suite 1500, Atlanta, Georgia on October 28, 1997 at 11:00 a.m., local time, and at any and all adjournments or postponements thereof (the "GranCare Special Meeting" and, together with the LCA Special Meeting, the "Special Meetings"). Only holders of record of GranCare Common Stock as of the close of business on September 2, 1997 (the "GranCare Record Date") will be entitled to notice of and to vote at the GranCare Special Meeting.

  LCA Proposals. At the LCA Special Meeting, holders of LCA Common Stock will be asked to consider and vote upon: (i) a proposal (the "Recapitalization Proposal") to approve and adopt the Agreement and Plan of Merger dated as of May 7, 1997, as amended and restated as of September 17, 1997 (the "Recapitalization Merger Agreement") among LCA, Apollo Management, L.P., on behalf of one or more of its managed investment funds (collectively "Apollo"), and Apollo LCA Acquisition Corp. ("Apollo Sub") which provides for the recapitalization of LCA by the merger (the "Recapitalization Merger") of Apollo Sub with and into LCA with LCA as the surviving corporation to be renamed Paragon Health Network, Inc. and referred to herein as "Paragon;" (ii) a proposal to approve the issuance of shares of Paragon Common Stock (as defined) to GranCare stockholders (the "LCA Stock Issuance Proposal") pursuant to the GranCare Merger Agreement (as defined); and (iii) a proposal to approve certain amendments to the Restated Certificate of Incorporation of LCA (the "LCA Charter") as contemplated by the Recapitalization Merger Agreement (the "Amendment Proposal"). The Amendment Proposal would effect a number of changes to the existing LCA Charter including, among other things, the following: (a) increasing the maximum number of members of the board of directors; (b) eliminating the classified board of directors; (c) providing that directors may be removed with or without cause by a two-thirds stockholder vote; (d) eliminating the prohibition on stockholder action by written consent and the calling of special meetings by stockholders; (e) eliminating certain provisions restricting certain business combinations between LCA and persons holding 10% or more of the voting securities of Paragon; and (f) changing the minimum stockholder vote requirements with respect to the approval of future amendments to certain provisions of the LCA Charter. The Recapitalization Proposal, the LCA Stock Issuance Proposal and the Amendment Proposal are referred to collectively herein as the "LCA Proposals."

  Prior to the Recapitalization Merger, Apollo and certain other investors (collectively, the "Apollo Investors") will contribute not less than $240 million in cash to Apollo Sub in exchange for approximately 5.9 million shares of common stock of Apollo Sub at a price of $40.50 per share. Pursuant to the terms of the Recapitalization Merger Agreement, the shares of common stock of Apollo Sub will be converted on a one-for-one basis into shares of Paragon Common Stock.

                                                           Cover Page continued

  Conversion and Retention of LCA Common Stock. Pursuant to the election and proration procedures described below, a total of 1,905,748 shares of LCA Common Stock outstanding immediately prior to the effective time of the Recapitalization Merger will remain outstanding after the effective time of the Recapitalization Merger (and following the GranCare Merger) as shares of Paragon Common Stock (the "LCA Retained Shares"). Each other share of LCA Common Stock outstanding immediately prior to the effective time of the Recapitalization Merger will be converted into the right to receive $40.50 per share in cash (the "LCA Cash Price"). Each record holder of shares of LCA Common Stock at 5:00 p.m. New York City time on the business day immediately preceding the day on which the vote on the Recapitalization Merger is taken at the LCA Special Meeting (or any adjournment thereof) (the "LCA Election Deadline") (and any holder of LCA stock options or other LCA Rights (as defined below) that will be cancelled and converted into the right to receive shares of LCA Common Stock immediately prior to the effective time of the Recapitalization Merger) may, by following the procedures set forth under "The Recapitalization Merger Agreement--Merger Consideration and Proration," make an election (an "LCA Stock Election") with respect to some or all of such shares (the "LCA Electing Shares") to retain such shares as LCA Retained Shares. Any such election shall be subject to the proration provisions of the Recapitalization Merger Agreement described below.

  If the aggregate number of LCA Electing Shares is more than 1,905,748 (the "LCA Retained Share Number"), then pursuant to the Recapitalization Merger Agreement (i) each share of LCA Common Stock other than LCA Electing Shares will be converted into the right to receive the LCA Cash Price, and (ii) each LCA stockholder making an LCA Stock Election will be entitled to retain that number of LCA Retained Shares as is equal to the product of (x) the number of LCA Electing Shares of such LCA stockholder and (y) a fraction, the numerator of which is the LCA Retained Share Number and the denominator of which is the aggregate number of LCA Electing Shares and (iii) each other LCA Electing Share held by such LCA stockholder will be converted into the right to receive the LCA Cash Price.

  If the aggregate number of LCA Electing Shares is less than the LCA Retained Share Number, then pursuant to the Recapitalization Merger Agreement (i) each LCA Electing Share will remain outstanding as an LCA Retained Share, (ii) in addition to such LCA Retained Shares, each LCA stockholder (including LCA stockholders who made LCA Stock Elections with respect to some, but not all, of their shares of LCA Common Stock) will be required to retain as LCA Retained Shares that number of shares as is equal to the product of (x) the excess of the LCA Retained Share Number over the aggregate number of LCA Electing Shares and (y) a fraction, the numerator of which is the number of shares of LCA Common Stock (other than LCA Electing Shares) held by such LCA stockholder and the denominator of which is the aggregate number of outstanding shares of LCA Common Stock other than LCA Electing Shares, and
(iii) each other share of LCA Common Stock held by such LCA stockholder will be converted into the right to receive the LCA Cash Price. Pursuant to this proration procedure, if no LCA Stock Elections are made, each LCA stockholder would receive $40.50 per share with respect to approximately 90.54% of such stockholder's shares and would retain approximately 9.46% of such stockholder's shares as LCA Retained Shares. Thus, under such assumption, each LCA stockholder would receive and retain in the Recapitalization Merger, for each share of LCA Common Stock, approximately $36.67 (90.54% of $40.50) in cash and 0.0946 of an LCA Retained Share. Any stockholder who would otherwise retain a fraction of an LCA Retained Share will receive a cash payment in lieu thereof.

  LCA has prepared and mailed a form of election (a "Form of LCA Stock Election") with this Proxy Statement/Prospectus to the record holders of shares of LCA Common Stock as of the LCA Record Date, which Form of LCA Stock Election must be completed and submitted by each such record holder of LCA Common Stock who wishes to make an LCA Stock Election. In addition, LCA will use commercially reasonable efforts to make the Form of LCA Stock Election and this Proxy Statement/Prospectus available to all persons who become holders of shares of LCA Common Stock during the period between the LCA Record Date and the LCA Election Deadline referred to above. Copies of the Form of LCA Stock Election can be obtained by LCA stockholders by calling D.F. King & Co., Inc. at (800) 628-8509. Stockholders who do not vote in favor of the Recapitalization Merger or make an LCA Stock Election will be entitled to dissenters' rights of appraisal under Section 262 of the Delaware General Corporation Law ("DGCL"). See "Stockholders' Rights of Appraisal."

  BECAUSE OF THE PRORATION PROCEDURES DESCRIBED HEREIN, LCA STOCKHOLDERS MAY NOT RECEIVE THE AMOUNT OF CASH AND RETAIN THE NUMBER OF SHARES OF PARAGON COMMON STOCK THAT THEY ELECT. THE LCA BOARD MAKES NO RECOMMENDATION AS TO WHETHER LCA STOCKHOLDERS SHOULD OR SHOULD NOT MAKE AN LCA STOCK ELECTION. EACH LCA STOCKHOLDER SHOULD MAKE HIS OR HER OWN DECISION, IN CONSULTATION WITH HIS OR HER OWN FINANCIAL TAX ADVISORS, AS TO WHETHER OR NOT TO MAKE AN LCA STOCK ELECTION.

  GranCare Merger Proposal. At the GranCare Special Meeting, holders of GranCare Common Stock will be asked to consider and vote upon a proposal (the "GranCare Merger Proposal" and, together with the LCA Proposals, the "Proposals") to approve and adopt an Agreement and Plan of Merger dated as of May 7, 1997 as amended and restated as of September 17, 1997 (the "GranCare Merger Agreement") among LCA, GranCare, Apollo and LCA Acquisition Sub, Inc., a wholly owned subsidiary of LCA ("LCA Sub"), which provides for the merger (the "GranCare Merger") of GranCare with LCA Sub, with GranCare surviving and continuing as a wholly owned subsidiary of Paragon. In accordance with the terms and conditions of the GranCare Merger Agreement, each share of GranCare Common Stock outstanding immediately prior to the effective time of the GranCare Merger will be converted as of the effective time of the GranCare Merger into the right to receive 0.2346 (the "Exchange Ratio") of a share of the common stock, par value $.01 per share, of Paragon (the "Paragon Common Stock"). The per share consideration to be received in the GranCare Merger by stockholders of GranCare is referred to herein as the "GranCare Merger Consideration". Cash will be paid in lieu of any fractional share of Paragon Common Stock.

                                                           Cover Page continued

                                     (ii)

  Votes Required. The Recapitalization Proposal requires the affirmative vote of a majority of the issued and outstanding shares of LCA Common Stock. Approval of the LCA Stock Issuance Proposal requires the affirmative vote of the majority of the shares of LCA Common Stock actually present and voting at the LCA Special Meeting (provided that at least 50% of the outstanding shares of LCA Common Stock are actually voted on the proposal). Approval of the Amendment Proposal requires the affirmative vote of not less than 66 2/3% of the issued and outstanding shares of LCA Common Stock, which vote with respect to the amendments to Articles Tenth and Eleventh of the LCA Charter must also include the affirmative vote of not less than 66 2/3% of the issued and outstanding shares of LCA Common Stock excluding those shares beneficially owned by any "Related Person," which definition as set forth in the LCA Charter encompasses Mr. Donald C. Beaver, Vice Chairman of the Board and a director of LCA. For purposes of the vote on the Amendment Proposal, shares held by a foundation established by Mr. Beaver will be treated as if they are owned by him, resulting in the exclusion from such vote of 3,579,482 shares, or approximately 18%, of the outstanding shares of LCA Common Stock. The GranCare Merger Proposal requires the affirmative vote of a majority of the issued and outstanding shares of GranCare Common Stock.

  A failure to vote, either by abstention or non-vote (including a broker non-vote), will have the same effect as, with respect to LCA stockholders, a vote against approval of the Recapitalization Proposal and the Amendment Proposal and, with respect to GranCare stockholders, a vote against approval of the GranCare Merger Proposal.

  Conditions. The Recapitalization Merger is conditioned upon satisfaction or waiver of all conditions to the GranCare Merger, and the GranCare Merger is conditioned upon the consummation of the Recapitalization Merger (the Recapitalization Merger and the GranCare Merger being referred to collectively herein as the "Mergers"). Accordingly, under no circumstance will either Merger be consummated unless the other Merger is also consummated. The consummation of the Mergers is subject, among other things, to (i) the approval of the LCA Proposals at the LCA Special Meeting; (ii) the receipt of necessary financing;
(iii) the receipt of certain regulatory approvals and the expiration of statutory waiting periods; and (iv) the approval and adoption of the GranCare Merger Proposal at the GranCare Special Meeting.

  Ownership of Paragon. It is contemplated that the Recapitalization Merger will occur immediately prior to the GranCare Merger and that immediately following the effective times of such Mergers the Apollo Investors will own approximately 44.0%, existing GranCare stockholders will own approximately 41.9% and existing LCA stockholders will retain approximately 14.1% of the outstanding shares of Paragon Common Stock.

  General. A conformed copy of the Recapitalization Merger Agreement is attached hereto as Annex I, a conformed copy of the GranCare Merger Agreement is attached hereto as Annex II, the form of the Amended and Restated Certificate of Incorporation (the "Paragon Charter") of Paragon (as proposed to be amended by the Amendment Proposal) is attached hereto as Annex III, a conformed copy of the Paragon Bylaws is attached hereto as Annex IV and the form of Stockholders Agreement (as defined) is attached hereto as Annex V.

  SEE "RISK FACTORS" COMMENCING ON PAGE 25 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY LCA AND GRANCARE STOCKHOLDERS IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSALS.

  This Proxy Statement/Prospectus also constitutes the Prospectus of LCA filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC" or the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Paragon Common Stock to be issued to holders of GranCare Common Stock in connection with the GranCare Merger, to the Apollo Investors in connection with the Recapitalization Merger and to officers, directors and employees of LCA and certain other persons in connection with the termination of certain rights and options to purchase LCA Common Stock. See "The Recapitalization Merger Agreement--LCA Rights."

  LCA Common Stock is listed for trading under the symbol "LCA" on the New York Stock Exchange (the "NYSE"). GranCare Common Stock is listed for trading under the symbol "GC" on the NYSE. On May 7, 1997, the last trading day prior to the announcement of the execution of the original merger agreements, the last sales prices of LCA Common Stock and GranCare Common Stock, as reported on the NYSE Composite Tape, were $36.50 and $7.75, respectively. On September 25, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last sales prices of LCA Common Stock and GranCare Common Stock, as reported on the NYSE Composite Tape, were $40.75 and $11.75, respectively. The market price of LCA Common Stock prior to the consummation of the Mergers may not be indicative of the market price for Paragon Common Stock following the Mergers.

                                                            Cover Page continued

                                     (iii)

  This Proxy Statement/Prospectus, together with the applicable Notices of Special Meetings of Stockholders and Letters to Stockholders, Form of Election (in the case of LCA stockholders) and the accompanying Proxy Cards, are first being mailed to the stockholders of LCA and GranCare on or about September 29, 1997.

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROXY
       STATEMENT/PROSPECTUS.  ANY REPRESENTATION TO  THE CONTRARY IS  A
         CRIMINAL OFFENSE.

      THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS SEPTEMBER 26, 1997.

                                     (iv)

                             AVAILABLE INFORMATION

  LCA and GranCare are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Commission relating to their business, financial position, results of operations and other matters. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Both LCA Common Stock and GranCare Common Stock are listed on the NYSE. Such reports, proxy statements and other materials can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such reports, proxy statements and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov).

  LCA has filed with the Commission a Registration Statement under the Securities Act with respect to the Paragon Common Stock offered hereby. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to LCA, GranCare and the Paragon Common Stock offered hereby.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LCA, GRANCARE OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF LCA OR GRANCARE SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  THIS PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES ACT, EXCHANGE ACT AND PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF LCA, GRANCARE AND PARAGON, INCLUDING STATEMENTS UNDER THE CAPTIONS "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS," "LCA'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" (INCORPORATED BY REFERENCE HEREIN), "GRANCARE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "DESCRIPTION OF THE TRANSACTIONS--BUSINESS OF PARAGON FOLLOWING THE MERGERS," "DESCRIPTION OF THE TRANSACTIONS--OPINIONS OF LCA FINANCIAL ADVISORS" AND "DESCRIPTION OF THE TRANSACTIONS--OPINIONS OF GRANCARE FINANCIAL ADVISORS." THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT SUCH RESULTS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING: (1) EFFECTS OF THE SUBSTANTIAL INCREASE IN LEVERAGE AS A RESULT OF THE CONTEMPLATED MERGERS AND TRANSACTIONS AND EFFECTS OF LIMITATIONS ON LIQUIDITY, EITHER OF WHICH COULD ADVERSELY AFFECT PARAGON'S PLANNED STRATEGIES; (2) EXPECTED COST SAVINGS FROM THE MERGERS MAY NOT BE FULLY REALIZED; (3) COMPETITIVE PRESSURE IN PARAGON'S INDUSTRY COULD INCREASE SIGNIFICANTLY; (4) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF LCA AND GRANCARE COULD BE GREATER THAN EXPECTED; (5) GOVERNMENTAL FUNDING FOR HEALTH CARE PROGRAMS, WHICH IS SUBJECT TO STATUTORY AND REGULATORY CHANGES, COULD MATERIALLY DECREASE OR THE GOVERNMENT COULD MATERIALLY DECREASE PROGRAM REIMBURSEMENT TO HEALTH CARE FACILITIES AND PROGRAMS; (6) INCREASED SCRUTINY BY GOVERNMENTAL AUTHORITIES OF HEALTH CARE PROVIDERS WHO PARTICIPATE IN THE MEDICARE/MEDICAID REIMBURSEMENT PROGRAMS COULD RESULT IN INCREASED COSTS TO MAINTAIN COMPLIANCE; AND (7) GENERAL ECONOMIC CONDITIONS MAY BE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON SUCH FACTORS AND OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF PARAGON AFTER THE MERGERS AND SUCH FORWARD-LOOKING STATEMENTS IS INCLUDED IN THE SECTION HEREIN ENTITLED "RISK FACTORS."

                                      (v)

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by LCA (File No. 1-10968) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    1. LCA's Annual Report on Form 10-K (as amended by Form 10-K/A filed September 17, 1997) for the fiscal year ended September 30, 1996;

    2. LCA's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997; and

    3. LCA's Current Report on Form 8-K dated May 8, 1997.

  All documents and reports filed by LCA pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the LCA Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE RELATING TO LCA WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF LCA COMMON STOCK OR GRANCARE COMMON STOCK, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST TO LIVING CENTERS OF AMERICA, INC., 15415 KATY FREEWAY, SUITE 800, HOUSTON, TEXAS 77094, ATTN: SECRETARY (TELEPHONE NUMBER (281) 578-4600). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY OCTOBER 20, 1997, SIX BUSINESS DAYS BEFORE THE LCA SPECIAL MEETING.

                                     (vi)

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
AVAILABLE INFORMATION................   v
CAUTIONARY STATEMENT REGARDING
 FORWARD-LOOKING STATEMENTS..........   v
INCORPORATION OF DOCUMENTS BY
 REFERENCE...........................  vi
SUMMARY..............................   1
RISK FACTORS.........................  25
LCA SPECIAL MEETING..................  30
 General.............................  30
 Record Date, Voting Rights and Vote
  Required...........................  31
 Proxies; Revocation of Proxies......  32
GRANCARE SPECIAL MEETING.............  33
 General.............................  33
 Record Date, Voting Rights and Vote
  Required...........................  33
 Proxies; Revocation of Proxies......  34
SOURCES AND USES OF FUNDS............  35
DESCRIPTION OF THE TRANSACTIONS......  36
 Overview of Structure ..............  36
 Background of the Transactions......  37
 Reasons for the Transactions;
  Recommendations of the Boards of
  Directors..........................  46
 Opinions of LCA Financial Advisors..  51
 Opinions of GranCare Financial
  Advisors...........................  59
 Business of Paragon Following the
  Mergers............................  69
 Delisting and Deregistration of
  GranCare Common Stock..............  70
 Resales of Paragon Common Stock.....  70
THE RECAPITALIZATION MERGER
 AGREEMENT...........................  71
 General.............................  71
 Apollo Investors Equity Investment..  71
 Merger Consideration and Proration..  71
 Conditions to the Consummation of
  the Recapitalization Merger........  73
 Accounting Treatment................  74
 Certain Federal Income Tax
  Consequences.......................  74
 Conduct of Business of LCA Prior to
  the Recapitalization Merger........  77
 Governmental and Regulatory
  Approvals..........................  78
 Other Approvals and Consents........  78
 Effect on LCA Employee Benefit Plans
  and Employee Agreements............  78
 LCA Rights..........................  79
 Stock Exchange Listing..............  80
 No Solicitation of Acquisition
  Transactions.......................  81
 Termination of Rights Agreement.....  81
 Amendments to LCA Charter...........  81
 Termination.........................  81
 Termination Fees; Expenses..........  82
 Amendment and Waiver................  82
 Representations and Warranties......  83
THE GRANCARE MERGER AGREEMENT........  84
 General.............................  84
 Merger Consideration ...............  84
 Exchange of Certificates............  84
 Conditions to the Consummation of
  the GranCare Merger................  84
 Accounting Treatment................  86
 Certain Federal Income Tax
  Consequences.......................  86
 Governmental and Regulatory
  Approvals..........................  88
 Other Approvals and Consents........  88
 Effect on GranCare Employee Benefit
  Plans and Employee Agreements......  89
 GranCare Stock Options..............  90
 Restrictions on Resales by
  Affiliates.........................  90

                                     PAGE
                                     ----
 Conduct of Business of GranCare
  Prior to the GranCare Merger.....   91
 Conduct of Business of LCA Prior
  to the GranCare Merger...........   91
 No Solicitation of Acquisition
  Transactions.....................   92
 Termination.......................   93
 Termination Fees; Expenses........   94
 Amendment and Waiver..............   94
 Representations and Warranties....   95
AMENDMENTS TO LCA CHARTER..........   95
 Amendment to Corporate Name.......   95
 Amendments to Provisions Relating
  to the Board of Directors of
  Paragon..........................   95
 Amendments to Provisions Relating
  to Stockholder Meetings..........   96
 Amendments to Provisions Relating
  to Business Combinations.........   96
 Amendments to Provisions Relating
  to Charter Amendments............   96
INTERESTS OF CERTAIN PERSONS IN THE
 TRANSACTIONS......................   97
 General...........................   97
 Management and Share Ownership....   97
 LCA Stock Plans...................   97
 LCA Deferred Plans and Other
  Employee Benefit Plans...........   98
 LCA Employment Agreements.........   98
 Compensation Paid to LCA Special
  Committee........................  100
 Indemnification of LCA and
  GranCare Employees and
  Directors........................  100
 GranCare Stock Plans..............  100
 GranCare Executive Deferred
  Compensation Plan................  101
 GranCare Executive Life Insurance
  Plan.............................  101
 GranCare Employment Agreements....  102
 GranCare Annual and Long Term
  Incentives.......................  102
 Certain Investments in Paragon....  103
 Employment Agreements and Other
  Benefits of Paragon Officers.....  104
DESCRIPTION OF FINANCING...........  105
 Equity Financing..................  105
 Description of Senior Credit
  Facility.........................  105
 Description of Senior Subordinated
  Debt.............................  107
 Treatment of Certain Existing LCA
  and GranCare Indebtedness........  109
CERTAIN OTHER AGREEMENTS...........  114
 Stockholders Agreement............  114
 Registration Rights Agreement.....  114
STOCKHOLDERS' RIGHTS OF APPRAISAL..  115
LIVING CENTERS OF AMERICA, INC. PRO
 FORMA CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS..............  118
 Living Centers of America, Inc.
  Pro Forma Condensed Consolidated
  Balance Sheets...................  119
 Living Centers of America, Inc.
  Pro Forma Condensed Consolidated
  Statement of Income Year Ended
  September 30, 1996...............  121
 Living Centers of America, Inc.
  Pro Forma Condensed Consolidated
  Statement of Income Nine Months
  Ended June 30, 1997..............  123
DIRECTORS AND OFFICERS OF PARAGON
 FOLLOWING THE MERGERS.............  125
 Directors and Officers............  125

                                     (vii)

                                       PAGE
                                       ----
 Compensation of Executive Officers of
  Paragon............................. 128
CERTAIN INFORMATION CONCERNING LCA.... 129
 General Development of the Business.. 129
 Long-Term Care Services.............. 129
 Rehabilitation Services.............. 130
 Institutional Pharmaceutical
  Services............................ 131
 Specialty Care Services.............. 131
 Sources of Revenue................... 132
 Properties........................... 133
 Regulation........................... 134
 Competition.......................... 140
 Employees............................ 140
 Legal Proceedings.................... 140
CERTAIN INFORMATION CONCERNING
 GRANCARE............................. 143
 General.............................. 143
 Long-Term Care Industry.............. 143
 Skilled Nursing Services and Subacute
  Care................................ 144
 Contract Management.................. 145
 Other Services....................... 145
 Marketing and Development of Payor
  Sources............................. 146
 Legal Proceedings.................... 146
 Indiana Disposition.................. 147
 Competition.......................... 148
 Regulation........................... 148
 Properties........................... 154
 Contract Management and Home Health.. 155
 Employee Training and Development.... 155
 Employees............................ 155
 Insurance............................ 155
GRANCARE MANAGEMENT'S DISCUSSION AND
 ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................ 156
 General.............................. 156
 Results of Operations................ 157
 Liquidity and Capital Resources...... 163
 Impact of Inflation.................. 167
 Certain Relationships and
  Transactions........................ 168
SECURITY OWNERSHIP OF CERTAIN
 BENEFICIAL OWNERS AND MANAGEMENT OF
 GRANCARE............................. 171
ADDITIONAL INFORMATION REGARDING
 GRANCARE'S MANAGEMENT................ 174
 Stock Options........................ 174

                                    PAGE
                                    ----
DESCRIPTION OF LCA CAPITAL STOCK... 175
 LCA Common Stock.................. 175
 Rights to Purchase Preferred
  Stock............................ 175
 Preferred Stock................... 175
COMPARISON OF STOCKHOLDER RIGHTS... 177
 General........................... 177
 Preferred Stock Purchase Rights... 177
 Classified Board of Directors..... 177
 Number of Directors; Removal of
  Directors; Filling Vacancies on
  the Board of Directors........... 178
 Adjournment and Notice of
  Stockholder Meetings............. 178
 Call of Special Stockholder
  Meetings......................... 179
 Stockholder Consent in Lieu of
  Meeting.......................... 180
 Business Combinations............. 180
 Super-Majority Vote Requirements.. 181
 Indemnification of Officers and
  Directors........................ 182
 Director Liability................ 183
 Amendments to Bylaws.............. 183
LEGAL OPINIONS..................... 184
EXPERTS............................ 184
STOCKHOLDER PROPOSALS.............. 184
GLOSSARY OF SELECT TERMS........... 185
INDEX TO FINANCIAL STATEMENTS...... F-1

                         LIST OF ANNEXES
                         Annex I - Amended and Restated
                          Agreement and Plan of Merger
                          (Recapitalization Merger Agreement)
                         Annex II - Amended and Restated
                          Agreement and Plan of Merger
                          (GranCare Merger Agreement)
                         Annex III - Form of Amended and
                          Restated Certificate of
                          Incorporation of Paragon (as
                          proposed to be amended by the
                          Amendment Proposal)
                         Annex IV - Form of Amended and
                          Restated Bylaws of Paragon
                         Annex V - Form of Stockholders
                          Agreement
                         Annex VI - Opinion of Credit Suisse
                          First Boston Corporation
                         Annex VII - Opinion of NationsBanc
                          Capital Markets, Inc.
                         Annex VIII - Opinion of Smith Barney
                          Inc.
                         Annex IX - Opinion of Chase
                          Securities Inc.
                         Annex X - Section 262 of the
                          Delaware General Corporation Law

                                     (viii)

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus, including the Annexes hereto, or in the documents incorporated herein by reference. A GLOSSARY OF CERTAIN DEFINED ITEMS USED HEREIN APPEARS BEGINNING ON PAGE 185 HEREOF. Certain other terms used herein are defined elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference herein. Stockholders of LCA and GranCare are urged to read this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated herein by reference in their entirety. Stockholders should carefully consider the information set forth below under the heading "Risk Factors" beginning on page 25 hereof.

  For financial reporting purposes, GranCare is the successor to GranCare, Inc., a California corporation ("Old GranCare"). Effective February 12, 1997, Vitalink Pharmacy Services, Inc. ("Vitalink") acquired Old GranCare's institutional pharmacy business ("TeamCare" or the "Institutional Pharmacy Business") through the merger (the "Vitalink Merger") of Old GranCare with and into Vitalink. Immediately prior to the Vitalink Merger, all of Old GranCare's non-institutional pharmacy businesses, including its skilled nursing, home health care, assisted living and contract management businesses and related assets (collectively, the "Skilled Nursing Business"), were transferred to GranCare (then a wholly owned subsidiary of Old GranCare) and all of the then outstanding common stock, par value $.001, of GranCare was distributed (the "Distribution") to the shareholders of Old GranCare. Unless the context otherwise requires, "GranCare" refers to GranCare, Inc., a California corporation, and its subsidiaries for periods on or prior to February 12, 1997 and to GranCare, Inc., a Delaware corporation, and its subsidiaries for periods subsequent to February 12, 1997. As used herein, the term "Paragon" refers to LCA following the consummation of the Mergers and the other transactions contemplated thereby, including the various financing transactions and approval of the Amendment Proposal (collectively, the "Transactions"). Except where the context otherwise indicates, all references to "LCA," "Paragon" or "GranCare" are intended to include the operating subsidiaries of LCA, Paragon and GranCare, respectively, through which the services described herein are directly provided.

THE COMPANIES

  LCA. LCA provides, through its operating subsidiaries, a diverse range of health care services across the health care continuum. It has organized its operations into four operating groups: long-term care services, rehabilitation services, institutional pharmaceutical services and specialty care services. As one of the largest long-term care providers in the United States, LCA's long-term care services are provided through 201 long-term care centers with in excess of 23,000 licensed beds in 13 states as of June 30, 1997. Long-term care includes skilled nursing, assisted living services, subacute care and care for individuals with Alzheimer's disease. LCA's rehabilitation therapy group provides services to over 600 skilled nursing and other health care facilities, offers therapy program management services to long-term health care companies, manages hospital rehabilitation departments and operates approximately 133 outpatient clinics in 18 states as of June 30, 1997. The institutional pharmaceutical group operates 34 institutional pharmacies in 11 states and supplies various product lines to approximately 1,000 long-term care centers with more than 100,000 long-term health care beds as of June 30, 1997. LCA's specialty care services group is currently expanding and developing its home health care, hospice and geriatric physician management services businesses. Since 1992, when LCA became a publicly-traded company, through the fiscal year ended September 30, 1996, LCA's annual net revenues have increased from $511 million to $1.1 billion.

  GRANCARE. GranCare is a leading provider of comprehensive post-acute health care services, primarily skilled nursing care, subacute and medically complex care, long-term acute hospital care, inpatient/outpatient therapy, hospital contract management, assisted living, hospice, home health care and adult day care. GranCare provides these services through 126 long-term care facilities (122 skilled nursing facilities and four assisted living facilities) in 15 states, and 12 home health care agencies providing home health, hospice and private duty services in four states as of June 30, 1997. Through its contract management business, GranCare, as of June 30, 1997, also manages approximately 145 programs in acute care hospitals. In select markets, GranCare seeks to operate these businesses as an interrelated network of services providing a continuum of cost-effective, long-term care.

PARAGON

  After the Mergers, Paragon Health Network, Inc. will be one of the largest providers of long-term care in the United States, offering a full range of post-acute and long-term care services. Paragon's management expects that the Mergers will allow it to "cluster" markets in select geographic areas in which LCA and GranCare currently operate facilities and provide services. Paragon's management intends to pursue a strategy enabling Paragon to become a leading provider of specialty medical and subacute services in these "cluster" markets. This strategy includes building on its concentration of facilities, related services and its local expertise in these markets to capture additional healthcare expenditures, to negotiate more effectively with large contract payors (including managed care companies), to offer a broader range of Paragon's ancillary services to its patients and to achieve other operating efficiencies. Paragon also intends to focus its efforts on increasing the level of specialty medical and ancillary services (which generally provide higher revenues than routine nursing care) by attracting higher acuity patients. Additionally, Paragon's management will place strategic emphasis on establishing relationships with physicians and acute care hospitals, from which a substantial portion of its patients are referred. Paragon's management believes that the concentration of facilities in discrete geographic areas, and its ability to offer contract management for subacute medical units in under-utilized acute care hospitals and for hospital rehabilitation departments, will allow it to strengthen physician and hospital relationships. Management will continue to evaluate Paragon's portfolio of long-term care centers and the services they provide and to pursue a strategy of selective acquisitions, divestitures, partnering arrangements and the construction of new facilities.

LCA SPECIAL MEETING

  TIME, DATE AND PLACE; MATTERS TO BE CONSIDERED. The LCA Special Meeting will be held at the Houston Marriott-Westside hotel, 13210 Katy Freeway, Houston, Texas on October 28, 1997 at 10:00 a.m., local time, to consider and vote upon
(i) the Recapitalization Proposal, (ii) the LCA Stock Issuance Proposal, (iii) the Amendment Proposal and (iv) such other matters as may be properly brought before the LCA Special Meeting. Only holders of record of shares of LCA Common Stock at the LCA Record Date, which is the close of business on September 2, 1997, will be entitled to receive notice of and to vote at the LCA Special Meeting.

  REQUIRED VOTE; QUORUM. At the close of business on the LCA Record Date, there were 20,266,431 shares of LCA Common Stock outstanding, each of which entitles the registered holder thereof to one vote. At the close of business on the LCA Record Date, LCA directors and executive officers beneficially owned an aggregate of 4,424,943 shares of LCA Common Stock, or approximately 22% of the then outstanding shares of LCA Common Stock. A majority of the outstanding shares of LCA Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum at the LCA Special Meeting.

  Approval of the Recapitalization Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of LCA Common Stock. Approval of the LCA Stock Issuance Proposal will require the affirmative vote of a majority of the shares of LCA Common Stock actually present and voting at the LCA Special Meeting (provided that at least 50% of the issued and outstanding shares of LCA Common Stock are actually voted on the proposal). Approval of the Amendment Proposal will require the affirmative vote of not less than 66 2/3% of the outstanding shares of LCA Common Stock, which vote with respect to the amendments to Articles Tenth and Eleventh of the LCA Charter must also include the affirmative vote of not less than 66 2/3% of the issued and outstanding shares of LCA Common Stock, excluding those shares owned by any "Related

Person," which definition as set forth in the LCA Charter encompasses Mr. Donald C. Beaver, Vice Chairman of the Board and a director of LCA. For purposes of the vote on the Amendment Proposal, in addition to Mr. Beaver's shares, shares held by a foundation established by Mr. Beaver will be treated as if they are owned by him, resulting in the exclusion for this purpose of 3,579,482 shares, or approximately 18%, of the outstanding LCA Common Stock. A failure to vote, either by abstention or non-vote (including a broker non-vote), will have the same effect as a vote against the approval of the Recapitalization Proposal and the Amendment Proposal. Consummation of the Recapitalization Merger and of the GranCare Merger are each contingent on approval of each of the LCA Proposals and the GranCare Merger Proposal. The directors of LCA, who, as of the LCA Record Date, owned approximately 21% of the outstanding LCA Common Stock, have indicated to LCA that they intend to vote their shares in favor of the LCA Proposals. See "LCA Special Meeting-- Record Date, Voting Rights and Vote Required" and "--Proxies; Revocation of Proxies."

GRANCARE SPECIAL MEETING

  TIME, DATE AND PLACE; MATTERS TO BE CONSIDERED. The GranCare Special Meeting is scheduled to be held at the corporate offices of GranCare located at One Ravinia Drive, Suite 1500, Atlanta, Georgia on October 28, 1997 at 11:00 a.m., local time, to consider and vote upon (i) the GranCare Merger Proposal and (ii) such other matters as may be properly brought before the GranCare Special Meeting. Only holders of record of shares of GranCare Common Stock at the GranCare Record Date, which is the close of business on September 2, 1997, will be entitled to notice of and to vote at the GranCare Special Meeting.

  REQUIRED VOTE; QUORUM. At the close of business on the GranCare Record Date, there were 23,972,545 shares of GranCare Common Stock outstanding, each of which entitles the registered holder thereof to one vote. At the close of business on the GranCare Record Date, GranCare directors and executive officers beneficially owned an aggregate of 3,381,453 shares of GranCare Common Stock, or approximately 13.3% of the then outstanding shares of GranCare Common Stock. A majority of the outstanding shares of GranCare Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum at the GranCare Special Meeting.

  Approval and adoption of the GranCare Merger Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of GranCare Common Stock. A failure to vote, either by abstention or non-vote (including a broker non-vote), will have the same effect as a vote against the approval of the GranCare Merger Proposal. Consummation of the GranCare Merger and the Recapitalization Merger are each contingent on approval of each of the GranCare Merger Proposal and the LCA Proposals. The directors of GranCare, who, as of the GranCare Record Date, owned approximately 9.8% of the outstanding GranCare Common Stock, have indicated that they intend to vote their shares in favor of the GranCare Merger Proposal. See "GranCare Special Meeting--Record Date; Voting Rights and Votes Required" and "--Proxies; Revocation of Proxies."

RISK FACTORS

  In considering whether to approve the Proposals, the stockholders of LCA and GranCare, as applicable, should consider the following: (i) Paragon will have a large amount of debt and a high degree of "leverage" and a portion of such debt will bear interest at variable rates; (ii) the Apollo Investors will own approximately 44.0% of the outstanding Paragon Common Stock, and Apollo will have the right to designate nominees for a majority of the Board of Directors of Paragon (the "Paragon Board") and will have the ability to exert substantial influence over Paragon and (iii) there can be no assurance that the management of Paragon which will include a new chief executive officer and may include other officers who have not had prior involvement in the operations of either LCA or GranCare, will be successful in integrating the operations of GranCare and LCA. For additional information on these and other factors to consider before deciding on the Proposals, see "Risk Factors."

PLAN OF FINANCING

  In order to: (i) finance payments of the LCA Cash Price to LCA stockholders in the Recapitalization Merger, (ii) refinance existing LCA and GranCare indebtedness, and (iii) pay fees and expenses (including severance payments to certain LCA and GranCare officers and employees), a total of approximately $1.44 billion will be required. These funds are expected to come from the sources described below. See "Sources and Uses of Funds" and "Description of Financing."

  EQUITY FINANCING. Prior to the Recapitalization Merger, the Apollo Investors will contribute not less than $240 million in cash to Apollo Sub in exchange for approximately 5.9 million shares of common stock of Apollo Sub at a price of $40.50 per share. See "Description of Financing--Equity Financing." Pursuant to the terms of the Recapitalization Merger Agreement, the shares of common stock of Apollo Sub will be converted on a one-for-one basis into shares of Paragon Common Stock.

  SENIOR CREDIT FACILITY. A commitment letter has been obtained (the "Financing Commitment Letter") from The Chase Manhattan Bank ("CMB") and Chase Securities Inc. ("Chase") whereby, among other things, CMB has agreed to provide to Paragon an $840 million credit facility (the "New Credit Facility") which will include the Revolving Credit Facility (as defined below). See "Description of Financing--Description of Senior Credit Facility."

  SENIOR SUBORDINATED DEBT. Paragon intends to issue at the time of the consummation of the Recapitalization Merger senior subordinated notes (the "Senior Subordinated Notes") and senior subordinated discount notes (the "Discount Notes" and collectively with the Senior Subordinated Notes, the "Notes"), the aggregate proceeds of which are anticipated to be $500 million. It is anticipated that the Notes will be issued in a private placement exempt from registration under Rule 144A. In the event that the offering of the Notes is not consummated on or prior to the consummation of the Recapitalization Merger, pursuant to the Financing Commitment Letter, CMB has agreed to provide to Paragon a standby senior subordinated credit facility (the "Standby Senior Subordinated Credit Facility" and collectively with the Notes, the "Senior Subordinated Debt") in the aggregate amount of $450 million. CMB may be entitled to receive warrants to purchase up to 7 1/2% of the fully diluted Paragon Common Stock outstanding as of the closing date at an exercise price of $0.01 per share under certain circumstances principally related to the sale of the indebtedness incurred by Paragon under this facility at or below par by the initial lenders beginning six months following the closing of the Transactions. See "Description of Financing--Description of Senior Subordinated Debt." The New Credit Facility and the Senior Subordinated Debt are collectively referred to as the "Debt Financing."

DESCRIPTION OF THE TRANSACTIONS

  The Transactions consist of (i) a recapitalization of LCA pursuant to which
(A) approximately 90.54% of the existing LCA Common Stock will be converted into $40.50 cash per share and approximately 9.46% will remain outstanding as shares of Paragon Common Stock and (B) the Apollo Investors will contribute not less than $240 million in cash and will acquire common stock of Paragon at $40.50 per share, (ii) a merger of GranCare with LCA Sub pursuant to which (A) each share of GranCare Common Stock will be converted into the right to receive
0.2346 of a share of Paragon Common Stock and (B) GranCare will become a wholly owned subsidiary of Paragon (iii) an amendment and restatement of the LCA Charter (as amended and restated and referred to herein as the "Paragon Charter") to increase the number and eliminate the classification of the Paragon Board, to permit, among other things, stockholders of Paragon to take action by written consent and to call special meetings of the stockholders, to eliminate special voting requirements for certain business combinations and to modify stockholder voting requirements for future amendments to the Paragon Charter and (iv) the Debt Financing.

Chart indicating that following the Transactions, the Apollo Investors will own approximately 44.0%, the former GranCare stockholders will own approximately 41.9% and the former LCA stockholders will own approximately 14.1% of the outstanding Paragon Common Stock. The chart also indicates that the Apollo Investors will contribute $240 million to Paragon in return for their Paragon Common Stock, that the former LCA stockholders will receive an aggregate of $743 million in cash for approximately 90.54% and retain approximately 9.46% of the LCA Common Stock outstanding prior to the consummation of the Mergers, that all of the GranCare Common Stock outstanding prior to the GranCare Merger will be exchanged for Paragon Common Stock, and that GranCare will become a wholly owned subsidiary of Paragon, with all of GranCare's subsidiaries existing prior to the GranCare Merger remaining as direct and indirect subsidiaries of GranCare and Paragon, respectively.

  LCA'S REASONS FOR THE TRANSACTIONS AND RECOMMENDATION OF THE LCA BOARD. The LCA Board unanimously recommends that the LCA stockholders vote FOR the approval of the Recapitalization Proposal, FOR the approval of the LCA Stock Issuance Proposal and FOR the approval of the Amendment Proposal.

  In its deliberations and in making its determination and recommendation, the LCA Board considered a number of factors including, among others, the following principal factors: (i) the LCA Board's knowledge of the business and prospects of LCA and of changes in the health care industry; (ii) the discussions held by Credit Suisse First Boston Corporation ("CSFB") and NationsBanc Capital Markets, Inc. ("NationsBanc") (collectively, the "LCA Financial Advisors") with various third parties potentially interested in acquiring LCA or entering into another extraordinary transaction with LCA; (iii) the various strategic alternatives available to LCA, including continuing without any extraordinary transaction; (iv) the presentations of the LCA Financial Advisors and their respective opinions that as of September 16, 1997 the consideration per share of LCA Common Stock to be received and retained in the Transactions by LCA stockholders holding shares of LCA Common Stock prior to the Transactions is fair to such stockholders from a financial point of view; (v) the fact that if no LCA stockholder makes an LCA Stock Election, all stockholders would receive $36.67 in cash and retain .0946 shares for each share of LCA Common Stock currently owned, and the belief of the LCA Board that the total consideration per share of LCA Common Stock was greater than the total consideration per share of LCA Common Stock available pursuant to the other offers that had been received; (vi) that the implied value of the consideration to be received and retained in the Recapitalization Merger represented a substantial premium over trading prices for LCA Common Stock prior to the commencement of the exploration of strategic alternatives for LCA; (vii) that LCA stockholders would have the right to make or not make LCA Stock Elections; (viii) the terms and conditions of the Merger Agreements; (ix) the anticipated tax treatment of the Mergers to LCA stockholders; (x) the governance arrangements for Paragon and the anticipated composition of the Paragon Board; (xi) the substantial investment to be made by the Apollo Investors and the role to be played by Apollo in the governance of Paragon; and (xii) the fact that two LCA directors who collectively own approximately 20% of the outstanding LCA Common Stock were in favor of the Transactions. See "Description of the Transactions--Reasons for the Transactions; Recommendations of the Boards of Directors."

  THE LCA BOARD MAKES NO RECOMMENDATION AS TO WHETHER LCA STOCKHOLDERS SHOULD OR SHOULD NOT MAKE AN LCA STOCK ELECTION. EACH LCA STOCKHOLDER SHOULD MAKE HIS OR HER OWN DECISION, IN CONSULTATION WITH HIS OR HER OWN FINANCIAL AND TAX ADVISORS, AS TO WHETHER OR NOT TO MAKE AN LCA STOCK ELECTION.

  GRANCARE'S REASONS FOR THE TRANSACTIONS AND RECOMMENDATION OF THE GRANCARE BOARD. The GranCare Board recommends that the GranCare stockholders vote FOR the approval of the GranCare Merger Proposal.

  In its deliberations and in making its determination and recommendation, the GranCare Board considered a number of factors including, among others, the following principal factors: (i) the familiarity of the GranCare Board with GranCare's business, operations and prospects and its review of the financial performance and prospects of LCA; (ii) the fact that the stockholders of GranCare would initially own, immediately after the effective time of the GranCare Merger, a substantial percentage of the outstanding shares of Paragon Common Stock and would be able to participate in a larger and more diversified company; (iii) the opinions of GranCare's financial advisors, Smith Barney Inc. ("Smith Barney") and Chase Securities Inc. ("Chase," and collectively with Smith Barney, the "GranCare Financial Advisors") to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the Exchange Ratio was fair to holders of GranCare Common Stock from a financial point of view; (iv) the fact that the value of the shares of Paragon Common Stock to be received for shares of GranCare Common Stock (based on the $40.50 price per share which the Apollo Investors will pay for the shares of Paragon Common Stock acquired pursuant to the Recapitalization Merger and the Exchange Ratio of 0.2346 of a share of Paragon Common Stock for each share of GranCare Common Stock) implies that the GranCare Common Stock is valued at $9.50 per share of GranCare Common Stock, which represented a substantial premium over the $7.75 closing price for the GranCare Common Stock on the day before the public announcement on May 8, 1997 of the execution of the GranCare Merger Agreement and a premium over the closing prices, which ranged from $7.625 to $8.50, during the thirty-day period preceding the announcement of the Mergers (although the GranCare Board was aware that no assurance could be given as to the price at which shares of Paragon Common Stock would actually trade); (v) the fact that the terms of the GranCare Merger Agreement and Recapitalization Merger Agreement were negotiated at arms-length, including the provision expressly permitting GranCare to terminate the GranCare Merger Agreement subject to the payment of certain fees and expenses in order to enter into a business combination with a third party; (vi) an analysis of the potential business synergies and significant cost savings anticipated to be available by integrating the relative strengths of the two companies; (vii) the tax free nature of the GranCare Merger Consideration; (viii) the Paragon capital structure and its high degree of leverage, which will reduce the flexibility of Paragon to respond to changing business and economic conditions; and (ix) the degree of control that will be held by Apollo over the management and policies of Paragon. See "Description of the Transactions--Reasons for the Transactions; Recommendations of the Boards of Directors."

OPINIONS OF LCA FINANCIAL ADVISORS

  CREDIT SUISSE FIRST BOSTON CORPORATION. CSFB was retained as financial advisor to the special committee of the LCA Board (the "LCA Special Committee") in connection with the Transactions and has delivered to the LCA Board a written opinion dated September 17, 1997 to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration per share of LCA Common Stock to be received and retained in the Transactions by the stockholders of LCA holding shares of LCA Common Stock prior to the Transactions is fair to such stockholders from a financial point of view. The full text of the written opinion of CSFB dated September 17, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex VI to this Proxy Statement/Prospectus and should be read carefully in its entirety. The opinion of CSFB is for the information of the LCA Board and relates only to the fairness from a financial point of view of the consideration to be received and retained in the Transactions by the stockholders of LCA holding shares of LCA Common Stock prior to the Transactions, does not address any other aspect of the Transactions and does not constitute a recommendation to any LCA stockholder as to what actions such stockholder should take with respect to, or how such stockholder should vote on, the LCA Proposals or whether any stockholder should make an LCA Stock Election. See "Description of the Transactions--Opinions of LCA Financial Advisors--Opinion of Credit Suisse First Boston Corporation."

  NATIONSBANC CAPITAL MARKETS, INC. NationsBanc was retained as financial advisor to the LCA Special Committee in connection with the Transactions and has delivered to the LCA Board a written opinion dated September 17, 1997 that states, as of the date of such opinion and based on the analyses and limitations stated in the opinion, that the consideration per share of LCA Common Stock to be received and retained in the Transactions by the stockholders of LCA holding LCA Common Stock prior to the Transactions is fair, from a financial point of view. The full text of the written opinion of NationsBanc, dated September 17, 1997 which includes the analyses and review limitations, is attached as Annex VII to this Proxy Statement/Prospectus and should be read in its entirety. The opinion of NationsBanc is for the information of the LCA Board and does not constitute a recommendation to any LCA stockholder as to what actions such stockholder should take with respect to or how such stockholder should vote on, the LCA Proposals or whether any stockholder should make an LCA Stock Election. See "Description of the Transactions--Opinions of LCA Financial Advisors--Opinion of NationsBanc Capital Markets, Inc."

  In connection with the rendering of their opinions and the other services described herein, CSFB and NationsBanc will receive a fee aggregating approximately $7.0 million, which will be shared equally between them, with $2.85 million of CSFB's fee and $3.0 million of NationsBanc's fee being contingent upon the consummation of the Transactions.

OPINIONS OF GRANCARE FINANCIAL ADVISORS

  SMITH BARNEY INC. Smith Barney has acted as financial advisor to GranCare in connection with the GranCare Merger and has delivered to the GranCare Board a written opinion dated September 16, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to the holders of GranCare Common Stock. The full text of the written opinion of Smith Barney, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex VIII to this Proxy Statement/Prospectus and should be read carefully in its entirety. The opinion of Smith Barney is directed to the GranCare Board and relates only to the fairness of the Exchange Ratio from a financial point of view, does not address any other aspect of the GranCare Merger or related transactions and does not constitute a recommendation to any GranCare stockholder as to how such stockholder should vote at the GranCare Special Meeting. In connection with the rendering of its opinion and the other services described herein, Smith Barney will receive a $3.0 million fee, $2.5 million of which is contingent upon the consummation of the GranCare Merger. See "Description of the Transactions-- Opinions of GranCare Financial Advisors--Opinion of Smith Barney Inc."

  CHASE SECURITIES INC. Chase has acted as financial advisor to GranCare in connection with the GranCare Merger and has delivered its written opinion (the "Chase Opinion") dated September 15, 1997 to the GranCare Board to the effect that, based upon and subject to the various considerations set forth therein, as of the date of such opinion, the Exchange Ratio in the GranCare Merger is fair from a financial point of view to the holders of GranCare Common Stock. The full text of the Chase Opinion, which sets forth a description of the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Chase in rendering its opinion, is attached as Annex IX to this Proxy Statement/Prospectus. Holders of GranCare Common Stock are urged to read the Chase Opinion carefully and in its entirety. The Chase Opinion was rendered for the use and benefit of the GranCare Board in its evaluation of the GranCare Merger, does not express an opinion as to any aspect of the Recapitalization Merger and does not constitute a recommendation to any GranCare stockholder as to how such stockholder should vote with respect to the GranCare Merger. In connection with the rendering of its opinion and the other services described herein, Chase will receive a $3.0 million fee, $2.775 million of which is contingent upon the consummation of the GranCare Merger. See "Description of the Transactions--Opinions of GranCare Financial Advisors-- Opinion of Chase Securities Inc."

THE RECAPITALIZATION MERGER AGREEMENT

  LCA, Apollo and Apollo Sub have entered into the Recapitalization Merger Agreement (attached hereto as Annex I) pursuant to which Apollo Sub will merge with and into LCA with LCA as the surviving corporation, which will change its name to Paragon Health Network, Inc.

  To effect the recapitalization of LCA, the Apollo Investors will contribute not less than $240 million in cash to Apollo Sub in exchange for approximately
5.9 million shares of common stock of Apollo Sub at a price of $40.50 per share, which shares will be converted on a one-for-one basis into shares of Paragon Common Stock in the Recapitalization Merger.

  Pursuant to the election and proration procedures described below, a total of 1,905,748 shares of LCA Common Stock (referred to as the "LCA Retained Share Number") outstanding immediately prior to the effective time of the Recapitalization Merger will remain outstanding after the effective time of the Recapitalization Merger (and following the GranCare Merger) as shares of Paragon Common Stock. Each other share of LCA Common Stock outstanding immediately prior to the effective time of the Recapitalization Merger will be converted into the right to receive the LCA Cash Price of $40.50 per share. Each person who is a record holder of shares of LCA Common Stock at the LCA Election Deadline of 5:00 p.m. New York City time on the business day immediately preceding the day on which the vote on the Recapitalization Proposal is taken at the

LCA Special Meeting (or any adjournment thereof) (and any holder of LCA stock options or other LCA Rights (as defined below) that will be cancelled and converted into the right to receive shares of LCA Common Stock immediately prior to the effective time of the Recapitalization Merger) may, by following the procedures set forth under "The Recapitalization Merger Agreement--Merger Consideration and Proration," make an LCA Stock Election with respect to some or all of such shares to retain such shares as LCA Retained Shares. Any such election will be subject to the proration provisions of the Recapitalization Merger Agreement described below.

  If the aggregate number of LCA Electing Shares is more than the LCA Retained Share Number of 1,905,748, then (i) all shares of LCA Common Stock other than LCA Electing Shares will be converted into the right to receive the LCA Cash Price, (ii) each LCA Stockholder making an LCA Stock Election will be entitled to retain that number of LCA Retained Shares as is equal to the product of (x) the number of LCA Electing Shares of such LCA stockholder and (y) a fraction, the numerator of which is the LCA Retained Share Number and the denominator of which is the aggregate number of LCA Electing Shares and (iii) each other LCA Electing Share held by such LCA stockholder will be converted into the right to receive the LCA Cash Price.

  If the aggregate number of LCA Electing Shares is less than the LCA Retained Share Number, then (i) each LCA Electing Share will remain outstanding as an LCA Retained Share, (ii) in addition to such LCA Retained Shares, each LCA stockholder (including LCA stockholders who made LCA Stock Elections with respect to some, but not all, of their shares of LCA Common Stock) will be required to retain as LCA Retained Shares that number of shares as is equal to the product of (x) the excess of the LCA Retained Share Number over the aggregate number of LCA Electing Shares and (y) a fraction, the numerator of which is the number of shares of LCA Common Stock (other than LCA Electing Shares) held by such LCA stockholder and the denominator of which is the aggregate number of outstanding shares of LCA Common Stock other than LCA Electing Shares, and (iii) each other share of LCA Common Stock held by such LCA stockholder will be converted into the right to receive the LCA Cash Price. Pursuant to this proration procedure, if no LCA Stock Elections are made, each LCA stockholder would receive $40.50 per share with respect to approximately 90.54% of such stockholder's shares and would retain approximately 9.46% of such stockholder's shares as LCA Retained Shares. Thus, under such assumption, each LCA stockholder would receive and retain in the Recapitalization Merger, for each share of LCA Common Stock, approximately $36.67 (90.54% of $40.50) in cash and 0.0946 of an LCA Retained Share. Any stockholder who would otherwise retain a fraction of an LCA Retained Share will receive a cash payment in lieu thereof.

  BECAUSE OF THE PRORATION PROCEDURES DESCRIBED HEREIN, LCA STOCKHOLDERS MAY NOT RECEIVE THE AMOUNT OF CASH AND RETAIN THE NUMBER OF SHARES OF PARAGON COMMON STOCK THAT THEY ELECT.

  CONDITIONS TO THE CONSUMMATION OF THE RECAPITALIZATION MERGER. The respective obligations of each party to effect the Recapitalization Merger are subject to the satisfaction or waiver (under certain circumstances) of numerous conditions, including the following: (i) the Recapitalization Proposal shall have been approved by the requisite vote of the holders of LCA Common Stock;
(ii) the conditions to each party's obligations to affect the GranCare Merger, including approval of the LCA Stock Issuance Proposal, shall have been satisfied or waived; (iii) the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been earlier terminated (which waiting periods expired on July 25, 1997) and (iv) the conditions set forth in the Financing Commitment Letter shall have been satisfied or waived. For a description of certain litigation seeking to enjoin the GranCare Merger, see "Certain Information Concerning GranCare--Legal Proceedings."

  The obligations of Apollo and Apollo Sub to effect the Recapitalization Merger are also subject to the satisfaction or waiver of additional conditions, including the following: (i) the Amendment Proposal shall have been approved by the requisite vote of the holders of LCA Common Stock; (ii) no action or proceeding brought by any governmental authority or commission shall be pending that would be reasonably likely to make the Recapitalization Merger illegal or prohibit its consummation; and (iii) since September 30, 1996, with respect to LCA, and since December 31, 1996, with respect to GranCare, no change shall have occurred or been threatened in the business, operations, prospects, properties or condition (financial or otherwise) that would have or would be reasonably expected to have a Material Adverse Effect (as defined in the Recapitalization Merger Agreement).

  The obligations of LCA to effect the Recapitalization Merger are also subject to the satisfaction or waiver by LCA of additional conditions, including the receipt by the LCA Board of a solvency letter from an independent third party attesting to various issues regarding the solvency of Paragon. See "The Recapitalization Merger Agreement--Conditions to the Consummation of the Recapitalization Merger."

  LCA RIGHTS. Immediately prior to the effective time of the Recapitalization Merger, LCA will take all necessary action to cancel options, warrants or rights to acquire shares of LCA Common Stock (including, without limitation, any stock option or rights granted in connection therewith, stock purchase, restricted stock or other plan), whether or not such options or rights are then vested or exercisable (the "LCA Rights"), subject to the rights of holders of such options or rights to exercise their LCA Rights. Each holder of an LCA Right so cancelled will be entitled to receive, immediately prior to the effective time of the Recapitalization Merger, that number of shares of LCA Common Stock as is equal to the product of (i) the total number of shares of LCA Common Stock subject to such holder's LCA Rights, multiplied by (ii) the excess, if any, of (x) $40.50 over (y) the exercise price per share of LCA Common Stock previously subject to each such LCA Right and multiplied by (iii)
0.02469 upon cancellation of such LCA Right, and shall be entitled to make an LCA Stock Election with respect thereto. At June 30, 1997, LCA had outstanding LCA Rights consisting of stock options to purchase 1,349,194 shares of LCA Common Stock at per share exercise prices ranging from $13.25 to $38.75. See "The Recapitalization Merger Agreement--LCA Rights" and "--Merger Consideration and Proration."

  NO SOLICITATION OF ACQUISITION TRANSACTIONS. On May 8, 1997, LCA terminated all existing activities, discussions and negotiations with third parties (other than GranCare and Apollo) with respect to any possible LCA Acquisition Transaction. LCA has also agreed not to, initiate, solicit or encourage, directly or indirectly, any discussions or negotiations with respect to an LCA Acquisition Transaction. See "The Recapitalization Merger Agreement--No Solicitation of Acquisition Transactions."

  TERMINATION. The Recapitalization Merger Agreement may be terminated at any time prior to the effective time of the Recapitalization Merger upon the occurrence of certain events or if the Recapitalization Merger is not consummated by November 17, 1997. Under certain circumstances generally related to the presence of an LCA Acquisition Transaction, or withdrawal by the LCA Board of its recommendation of the LCA Proposals, termination of the Recapitalization Merger Agreement will result in the payment of a fee of $20 million by LCA to Apollo and reimbursement of Apollo's expenses. Pursuant to a letter agreement between Apollo and GranCare, dated May 7, 1997 and amended and restated as of June 12, 1997, relating to the reimbursement by GranCare of certain expenses incurred by Apollo (the "Apollo Letter"), Apollo has agreed to share a portion of such fee with GranCare. See "The Recapitalization Merger Agreement--Termination" and "--Termination Fees; Expenses."

  ACCOUNTING TREATMENT. The Recapitalization Merger will be accounted for as a recapitalization. Accordingly, the historical basis of LCA's assets and liabilities will not be affected by the Recapitalization Merger.

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The Recapitalization Merger should be treated as a purchase by the Apollo Investors of a portion of the outstanding LCA Common Stock and a redemption by LCA of a portion of the outstanding LCA Common Stock. In general, an LCA stockholder who receives cash pursuant to the Recapitalization Merger in exchange for such stockholder's LCA Common Stock should be treated as disposing of such LCA Common Stock in a taxable sale so long as its proportionate interest in LCA is reduced (even by a small percentage) as a result of the Recapitalization Merger and the GranCare Merger. Accordingly, such a stockholder would generally recognize gain or loss on such LCA Common Stock. The Recapitalization Merger will have no U.S. federal income tax consequences to stockholders who do not receive cash pursuant to the Recapitalization Merger. See "The Recapitalization Merger Agreement--Certain Federal Income Tax Consequences."

  AMENDMENT AND WAIVER. At any time prior to the effective time of the Recapitalization Merger, each of the parties to the Recapitalization Merger Agreement may (i) extend the time of the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto, or (iii) waive compliance with any of the agreements or conditions contained therein. The Recapitalization Merger Agreement may be further amended by the parties at any time before or after approval thereof by the LCA stockholders; provided that no amendment may be made after such stockholder approval that decreases the consideration to be received by the LCA stockholders or that adversely affects the rights of the LCA stockholders without the approval of such stockholders. In the event that an amendment or waiver by LCA is contemplated that requires stockholder approval as provided in the prior sentence or under applicable law, a supplement to this Proxy Statement/Prospectus will be distributed to stockholders and proxies will be resolicited. If following stockholder approval, a waiver is contemplated, the LCA Board will determine (based on the materiality of such waiver and other facts and circumstances) whether to seek stockholder approval. See "The Recapitalization Merger Agreement--Amendment and Waiver."

THE GRANCARE MERGER AGREEMENT

  LCA, GranCare, Apollo and LCA Sub have entered into the GranCare Merger Agreement (attached hereto as Annex II), which provides that GranCare will merge with LCA Sub with GranCare becoming a wholly owned subsidiary of Paragon.

  Each share of GranCare Common Stock outstanding as of the effective time of the GranCare Merger will be converted into the right to receive 0.2346 (referred to herein as the "Exchange Ratio") of a share of Paragon Common Stock. Any GranCare stockholder who would otherwise receive a fraction of a share of Paragon Common Stock will receive a cash payment in lieu thereof.

  CONDITIONS TO THE CONSUMMATION OF THE GRANCARE MERGER. The respective obligations of each party to effect the GranCare Merger are subject to the satisfaction or, in certain cases, waiver of numerous conditions, including the following: (i) the GranCare Merger Proposal shall have been approved by the requisite vote of the holders of GranCare Common Stock and the Recapitalization Merger and the LCA Stock Issuance shall have been approved by the requisite vote of the holders of LCA Common Stock; (ii) the Recapitalization Merger shall have been consummated; (iii) all material filings required to be made with, and all material consents, approvals, authorizations and permits required to be obtained prior to the effective time of the GranCare Merger from any governmental authority in connection with the consummation of the GranCare Merger shall have been made or obtained; and (iv) GranCare and LCA shall have received an opinion of GranCare's counsel to the effect that the GranCare Merger will qualify as a reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that GranCare, LCA and the LCA Sub will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

  The obligation of GranCare to effect the GranCare Merger also is subject to the satisfaction or waiver by each of GranCare and Apollo of additional conditions including the following: (i) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted that would make illegal or prohibit the consummation of the GranCare Merger; and (ii) since September 30, 1996, no change shall have occurred or been threatened in the business, operations, prospects, properties or condition (financial or other) of LCA or any of its subsidiaries that would have or would be reasonably expected to have a Material Adverse Effect (as defined in the GranCare Merger Agreement). For a description of certain litigation seeking to enjoin the GranCare Merger, see "Certain Information Concerning GranCare--Legal Proceedings."

  The obligations of LCA and LCA Sub to effect the GranCare Merger are subject to the satisfaction or waiver by LCA, LCA Sub and Apollo of additional conditions including the following: (i) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted that would make illegal or prohibit the consummation of the GranCare Merger; and (ii) since December 31, 1996, no change shall have occurred or been threatened in the business, operations, prospects, properties or condition (financial or other) of GranCare or any of its subsidiaries that could have or could be reasonably expected to have a Material Adverse Effect. See "The GranCare Merger Agreement--Conditions to the Consummation of the GranCare Merger."

  GRANCARE STOCK OPTIONS. At the effective time of the GranCare Merger, each option to purchase shares of GranCare Common Stock ("GranCare Options") issued pursuant to GranCare's 1996 Replacement Stock Option Plan, 1996 Stock Incentive Plan or Outside Directors Stock Incentive Plan (the "GranCare Plans") will be terminated in consideration of the issuance of Replacement Options (as defined below) to purchase shares of Paragon Common Stock. The terms of the Replacement Options will be identical to the terms of the terminated GranCare Options except that: (i) the Replacement Options will be fully vested; (ii) the number of Replacement Options will be derived by multiplying the number of shares subject to each GranCare Option by the Exchange Ratio; and (iii) the exercise price of each Replacement Option will be derived by dividing the existing exercise price of the GranCare Option by the Exchange Ratio. As of June 30, 1997, there were outstanding options to purchase 2,581,511 shares of GranCare Common Stock, 2,033,689 of which are currently exercisable, at prices ranging from $0.30 to $8.25 per share, convertible, in the aggregate, to options to purchase 605,622 shares of Paragon Common Stock, all of which will be exercisable, at prices ranging from $1.28 to $35.17 per share. See "The GranCare Merger Agreement--GranCare Stock Options."

  NO SOLICITATION OF ACQUISITION TRANSACTIONS. On May 8, 1997, GranCare terminated all existing activities, discussions and negotiations with third parties (other than LCA and Apollo) with respect to any possible GranCare Acquisition Transaction, GranCare has also agreed not to knowingly initiate, solicit or encourage, directly or indirectly, any discussions or negotiations with respect to a GranCare Acquisition Transaction. See "The GranCare Merger Agreement--No Solicitation of Acquisition Transactions."

  TERMINATION. The GranCare Merger Agreement may be terminated at any time prior to the effective time of the GranCare Merger upon the occurrence of certain conditions or if the Recapitalization Merger is not consummated by November 17, 1997. Under certain circumstances, generally related to the presence of a GranCare Acquisition Transaction or withdrawal by the GranCare Board of its recommendation to GranCare stockholders to approve the GranCare Merger, termination of the GranCare Merger Agreement will result in the payment of a fee of $20 million by GranCare to LCA and reimbursement of LCA's expenses and, in accordance with the Apollo Letter, the payment of a fee of $5 million by GranCare to Apollo and reimbursement of Apollo's expenses. See "The GranCare Merger Agreement--Termination" and "--Termination Fees; Expenses."

  ACCOUNTING TREATMENT. The GranCare Merger will be treated by Paragon for accounting purposes in accordance with the rules for purchase accounting, as a result of which the assets and liabilities of GranCare will be recorded on Paragon's books at their estimated fair market values with the remaining purchase price reflected as goodwill.

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES. Powell, Goldstein, Frazer & Murphy LLP and Andrews & Kurth L.L.P., counsel to GranCare, have delivered to GranCare their opinions, based upon customary representations of LCA and GranCare that: (i) the GranCare Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and (ii) GranCare, LCA Sub and LCA will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code with respect to the GranCare Merger. Accordingly, no gain or loss will be recognized by GranCare, LCA Sub, or LCA, or by the holders of GranCare Common Stock, except with respect to cash received in lieu of the issuance of fractional shares of Paragon Common Stock to such holders of GranCare Common Stock as a result of the GranCare Merger. See "The GranCare Merger Agreement--Certain Federal Income Tax Consequences."

  AMENDMENT AND WAIVER. At any time prior to the effective time of the GranCare Merger, each of the parties to the GranCare Merger Agreement may: (i) extend the time of the performance of any of the obligations or other acts of the other parties thereto; (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto; or
(iii) waive compliance with any of the agreements or conditions contained therein. The GranCare Merger Agreement may be amended by the parties at any time before or after approval by the stockholders of GranCare and the approval thereof by the stockholders of LCA of the issuance of shares of Paragon Common Stock to GranCare stockholders; provided that no amendment may be made after such stockholder approval that decreases the GranCare Merger Consideration or that adversely affects the rights of GranCare stockholders, without the approval of such stockholders. In the event that an amendment or waiver is contemplated that requires stockholder approval as provided in the prior sentence or under applicable law, a supplement to this Proxy Statement/Prospectus will be distributed to stockholders and proxies will be resolicited. If following stockholder approval, a waiver is contemplated, the GranCare Board or the LCA Board, as the case may be, will determine (based on the materiality of such waiver and other facts and circumstances) whether to seek stockholder approval. See "The GranCare Merger Agreement--Amendment and Waiver."

AMENDMENTS TO LCA CHARTER

  In connection with the Recapitalization Merger, the Amendment Proposal is being submitted to the LCA stockholders in order to amend the LCA Charter to, among other things: (i) increase the maximum number of directors to between five and fifteen, as determined from time to time by a resolution approved by two-thirds of the entire Board of Directors; (ii) eliminate the classified board of directors; (iii) provide that directors may be removed, with or without cause, by a two-thirds stockholder vote; (iv) eliminate the prohibition on stockholder action by written consent and the calling of special meetings by stockholders; (v) eliminate certain provisions restricting certain business combinations; and (vi) modify the stockholder voting requirements for future amendments to the LCA Charter so that a two-thirds vote is required for amendments to the provisions relating to removal of directors, liability of directors and the alteration of bylaws by stockholder action (as well as for further amendments to the requirements for amending the LCA Charter). See "Amendments to LCA Charter" and Annex III for the form of the LCA Charter as proposed to be amended.

RESOLUTION OF DISPUTES WITH VITALINK AND MANOR CARE

  On September 3, 1997, GranCare entered into a Termination and Release Agreement ("TRA") with Vitalink and Manor Care, Inc. ("Manor Care") that provided for the termination of a Non-Competition Agreement among GranCare, Vitalink and Manor Care (the "Non-Competition Agreement") and the resolution of all of the claims asserted by Vitalink and Manor Care against GranCare associated therewith. The Non-Competition Agreement was entered into in connection with the Vitalink Merger and prohibits GranCare and Manor Care from engaging in the institutional pharmacy business within the United States prior to February 12, 2000 except temporarily in connection with future acquisitions of healthcare businesses that also include an institutional pharmacy business or an interest therein. Similarly, Vitalink may not engage in the skilled nursing business during the term of the Non-Competition Agreement. The TRA provides for the termination of the Non-Competition Agreement before or simultaneously with the effective time of the Mergers upon payment by GranCare to Vitalink and Manor Care of $18.5 million and $500,000, respectively (the "Termination Fee"). As a consequence of the TRA, the legal action that had been commenced by Vitalink and Manor Care against GranCare will be eliminated and the preliminary injunction that had prohibited the consummation of the GranCare Merger was vacated. See "Certain Information Concerning GranCare--Legal Proceedings."

RESTRUCTURING OF HRPT FINANCING

  On September 26, 1997, GranCare executed a non-binding letter agreement with Health and Retirement Properties Trust, a significant GranCare landlord ("HRPT"), setting forth the material terms and conditions of an agreement in principal whereby HRPT will restructure its relationship with GranCare (the "HRPT/GranCare Restructuring") and consent to the consummation of the GranCare Merger and related transactions. As a result of the restructuring, Paragon and certain of its subsidiaries will guaranty GranCare's obligations to HRPT (which guaranty will replace the current Vitalink guaranty and will be secured by a $15 million cash deposit (the "Cash Collateral Deposit")). The terms of the various leases relating to all of the facilities that GranCare leases from HRPT will be extended until January 30, 2013 and the aggregate annual rental obligation in respect of all such leases will be increased by $500,000. In addition, GranCare will prepay two mortgages held by HRPT in the aggregate principal amount of $11.5 million (the "HRPT Loan") and will then engage in like-kind exchanges of certain facilities. Following such exchange GranCare will lease back the facilities transferred to HRPT. HRPT will also agree to waive its rights of first refusal to provide future financing to GranCare, release GranCare from its obligation to provide to HRPT $25 million of new financing transactions and consent to an omnibus amendment to its current relationship with GranCare whereby Paragon or any of its affiliates or successors other than the Tenant Entities (as defined below) may enter into any type of recapitalization, restructuring or change of control transaction without HRPT's consent unless such transaction results in the encumbrance of any of HRPT's collateral or constitutes an event of default under the restructured arrangements or a breach of a lease. In consideration of the foregoing, GranCare will pay HRPT a one time restructuring payment of $10 million. The HRPT/GranCare Restructuring will be consummated simultaneously with the effective time of the GranCare Merger. See "Description of Financing-- Treatment of Certain Existing LCA and GranCare Indebtedness--HRPT Obligations."

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

  Certain members of LCA's and GranCare's management and the LCA Board and GranCare Board may be deemed to have interests in the Transactions, in addition to their interests as LCA stockholders and GranCare stockholders generally, that may cause potential conflicts of interest. The LCA Board and GranCare Board were aware of these factors and considered them, among others, in approving the Transactions. Among these factors are: (i) the acceleration of the vesting of currently unvested GranCare Options and the acceleration of the vesting and cashing out of all LCA Rights as a result of the consummation of the Mergers as described under "The GranCare Merger Agreement--GranCare Stock Options," and "The Recapitalization Merger Agreement--LCA Rights;" (ii) the indemnification provisions of the Merger Agreements and the obligation of Paragon to maintain directors' and officers' liability insurance for current LCA and GranCare directors and officers as described under "The GranCare Merger Agreement--Effect on GranCare Employee Benefit Plans and Employee Agreements," and "The Recapitalization Merger Agreement--Effect on LCA Employee Benefit Plans and Employee Agreements;" (iii) the right of certain members of management to receive cash payments as a result of the early termination of certain LCA and GranCare incentive compensation plans; and (iv) the right of certain executives to receive certain payments under employment agreements if no longer employed. See "Interests of Certain Persons in the Transactions." Certain of the directors and executive officers of LCA and GranCare will be executive officers and directors of Paragon. See "Directors and Officers of Paragon Following the Mergers."

CERTAIN OTHER AGREEMENTS

  In connection with the Transactions, the Apollo Investors and Paragon will enter into a stockholders agreement (the "Stockholders Agreement") which, among other things: (i) provides for the nomination of certain persons designated by Apollo for election to the Paragon Board, which designated persons will constitute a majority of the Paragon Board; (ii) requires the Apollo Investors to vote in favor of the Paragon Board's nominees for election as directors of Paragon; and (iii) contains certain "standstill" provisions limiting the Apollo Investors' ability to purchase additional shares of Paragon Common Stock. In addition, Paragon and the

Apollo Investors will enter into a Registration Rights Agreement. See "Certain Other Agreements" and Annex V for a copy of the Stockholders Agreement.

STOCKHOLDERS' RIGHTS OF APPRAISAL

  Holders of shares of LCA Common Stock who do not vote in favor of the Recapitalization Proposal and who perfect their appraisal rights in accordance with Section 262 of the DGCL will be entitled to receive following completion of the Recapitalization Merger in lieu of the LCA Cash Price and LCA Retained Shares, following a statutory appraisal proceeding in the Delaware Court of Chancery, cash in the amount of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Recapitalization Merger), as determined by the court in such appraisal proceeding, plus interest, if any, at such rate as shall be determined by such court. See "Stockholders' Rights of Appraisal" and Annex X hereto. Because of the complexity of the procedures for exercising these rights, LCA stockholders who consider exercising such rights are urged to seek the advice of counsel. If an LCA stockholder returns a signed proxy but does not specify a vote against the approval and adoption of the Recapitalization Proposal, or a direction to abstain, the proxy will be voted FOR the approval and adoption of such proposal, which will have the effect of waiving that stockholder's appraisal rights. An LCA stockholder who makes an LCA Stock Election will be deemed to have accepted the consideration to be paid pursuant to the Recapitalization Merger Agreement and to have waived appraisal rights with respect to such holder's LCA Electing Shares. FAILURE TO TAKE ANY REQUIRED STEP ON A TIMELY BASIS IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS MAY RESULT IN THE TERMINATION OR WAIVER OF SUCH RIGHTS. SEE "STOCKHOLDERS' RIGHTS OF APPRAISAL."

  GranCare stockholders will not have the right to an appraisal of the value of their shares in connection with the GranCare Merger under the provisions of
Section 262 of the DGCL.

STOCK EXCHANGE LISTING

  LCA, GranCare and Apollo have agreed to use commercially reasonable efforts to cause the Paragon Common Stock to continue to be listed for trading on the NYSE following the effective time of the Mergers. At the effective time of the GranCare Merger, the GranCare Common Stock will cease trading and be delisted from the NYSE.

DIFFERENCES IN RIGHTS OF STOCKHOLDERS

  Upon consummation of the Recapitalization Merger, LCA stockholders who retain LCA Retained Shares will continue as stockholders in Paragon, but their rights will be altered as a result of the Amendment Proposal, contemplated bylaw amendments and the provisions of the Stockholders Agreement. Upon consummation of the GranCare Merger, GranCare stockholders will become Paragon stockholders, and their rights will be governed by the Paragon Charter and Bylaws, which will differ from the GranCare charter and bylaws, and will be affected by the provisions of the Stockholders Agreement. For a discussion of the material differences between the rights of holders of GranCare Common Stock, holders of LCA Common Stock (prior to the effectiveness of the changes to the LCA Charter to be implemented upon adoption of the Amendment Proposal) and holders of Paragon Common Stock, see "Comparison of Stockholder Rights."

                        LIVING CENTERS OF AMERICA, INC.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following selected historical consolidated financial information of LCA with respect to each year in the five-year period ended September 30, 1996, is derived from the consolidated financial statements of LCA. Such consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The financial information of LCA for the nine months ended June 30, 1997 and 1996 has been derived from unaudited consolidated financial statements contained in the quarterly report on Form 10-Q for the periods ending June 30, 1997 and 1996 and is qualified in its entirety by such documents, which, in the opinion of LCA's management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the unaudited interim periods. The operating results for the nine months ended June 30, 1997 are not necessarily indicative of results for the full fiscal year. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations of LCA and the Consolidated Financial Statements of LCA and the Notes thereto incorporated by reference into this Proxy Statement/Prospectus.

                          NINE MONTHS ENDED
                              JUNE 30,                   YEAR ENDED SEPTEMBER 30,
                          ------------------  --------------------------------------------------
                            1997      1996       1996       1995      1994      1993      1992
                          --------  --------  ----------  --------  --------  --------  --------
                             (UNAUDITED)
                                (IN THOUSANDS EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF INCOME
 DATA:(1)
Net revenues............  $853,953  $829,653  $1,114,491  $893,869  $708,873  $576,140  $511,838
Costs and expenses:
 Operating expenses,
  excluding items shown
  below.................   715,690   699,043     942,596   756,356   601,458   486,932   432,419
 Rent...................    31,801    33,442      44,185    36,876    31,875    29,727    29,081
 Depreciation and
  amortization..........    30,480    28,784      39,214    31,158    26,072    21,017    19,470
 Non-recurring
  items(2)..............        --        --      (1,060)   12,474        --        --        --
                          --------  --------  ----------  --------  --------  --------  --------
Income from operations..    75,982    68,384      89,556    57,005    49,468    38,464    30,868
Interest expense........    16,302    12,286      20,128    18,322    16,043    12,458    13,697
Interest income.........    (3,378)   (3,297)     (7,667)   (7,505)   (5,149)   (3,460)   (2,696)
                          --------  --------  ----------  --------  --------  --------  --------
Income before income
 taxes and equity
 earnings/minority
 interest...............    63,058    59,395      77,095    46,188    38,574    29,466    19,867
Income taxes............    26,445    23,199      33,759    21,750    13,561    10,149     6,828
Equity earnings/minority
 interest...............      (405)      (69)       (156)     (204)    1,603     1,582     1,210
                          --------  --------  ----------  --------  --------  --------  --------
Net Income..............  $ 36,208  $ 36,127  $   43,180  $ 24,234  $ 26,616  $ 20,899  $ 14,249
                          ========  ========  ==========  ========  ========  ========  ========
PRO FORMA INCOME TAX
 DATA:
Income before income
 taxes and equity
 earnings/minority
 interest...............        NA        NA          NA    46,188    38,574    29,466    19,867
Pro forma taxes(3)......        NA        NA          NA    22,349    14,460    11,048     7,554
Equity earnings/minority
 interest...............        NA        NA          NA      (204)    1,603     1,582     1,210
                                                          --------  --------  --------  --------
Pro forma net
 income(3)..............        NA        NA          NA    23,635    25,717    20,000    13,523
                                                          ========  ========  ========  ========
NET INCOME PER COMMON AND COMMON
 EQUIVALENT SHARE:
Earnings per share......  $   1.84  $   1.77  $     2.13  $   1.27  $   1.56  $   1.32  $   0.92
Pro forma earnings per
 share(3)...............        NA        NA          NA  $   1.24  $   1.51  $   1.26  $   0.87
Weighted average number
 of common and common
 equivalent shares
 outstanding............    19,728    20,434      20,315    19,034    17,080    15,824    15,551
STATISTICAL DATA:
Number of centers (end
 of period).............       201       294         206       294       288       267       261
Weighted average
 licensed beds..........    23,101    25,757      25,498    26,355    26,617    24,341    24,200
Average occupancy rate..        83%       84%         84%       85%       85%       85%       82%
                              JUNE 30,                        SEPTEMBER 30,
                          ------------------  --------------------------------------------------
                            1997      1996       1996       1995      1994      1993      1992
                          --------  --------  ----------  --------  --------  --------  --------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $154,585  $ 55,636  $  101,091  $ 34,631  $ 14,955  $ 15,960  $ 17,258
Total assets............   881,557   793,122     821,734   730,708   525,639   376,248   354,974
Long term debt,
 including current
 portion................   313,204   227,219     276,448   216,910   206,097   135,409   145,956
Stockholders' equity....   366,818   341,736     329,315   303,596   172,018   119,432   105,521
Total capitalization....   680,022   568,955     605,763   520,506   378,115   254,841   251,477

-------
(1) Years prior to 1994 have been restated to reflect the implementation of SFAS 109.
(2) 1996 includes a $(22.5) million gain on the sale of Living Centers-DevCon, Inc., $20.5 million charge for impairment of long-lived assets from the adoption of SFAS 121, and other non-recurring items of $.9 million, net. 1995 includes $12.5 million of non-recurring merger and acquisition and related costs associated with The Brian Center Corporation merger. See Notes to Consolidated Financial Statements.
(3) A pro forma income tax provision has been provided to reflect the estimated federal and state income taxes as if all BCC S-corporations were taxable entities. See Note 1 to Consolidated Financial Statements.

                                 GRANCARE, INC.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following selected historical consolidated financial information of GranCare with respect to each fiscal year in the five-year period ended December 31, 1996, is derived from the consolidated financial statements of GranCare. Such consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The financial information of GranCare for the six months ended June 30, 1997 and 1996 has been derived from the unaudited consolidated financial statements included elsewhere herein and is qualified in its entirety by such document, which, in the opinion of GranCare's management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the unaudited interim periods. The operating results for the six months ended June 30, 1997 are not necessarily indicative of the results for the full year. This information should be read in conjunction with GranCare Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of GranCare and the Notes thereto included elsewhere in this Proxy Statement/Prospectus.

                          SIX MONTHS ENDED
                              JUNE 30,                   YEAR ENDED DECEMBER 31,
                          ------------------  --------------------------------------------------
                            1997      1996       1996       1995      1994      1993      1992
                          --------  --------  ----------  --------  --------  --------  --------
                             (UNAUDITED)
                               (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF INCOME DATA
 (1&2):
Net revenues............  $423,857  $477,282  $1,003,123  $816,462  $717,471  $611,689  $434,638
Expenses:
 Operating expenses
  (excluding items shown
  below)................   365,291   395,990     813,446   669,512   589,245   506,542   357,189
 Rent and property......    25,579    27,731      56,895    51,206    44,291    42,446    35,998
 Depreciation and
  amortization..........    11,013    12,672      25,949    21,611    16,440    12,349     6,922
 Interest expense and
  financing charges.....    16,319    17,067      35,659    27,054    21,481    19,601     7,908
 Nonrecurring costs--
  other (1996 & 1992);
  merger and other
  (1997, 1995 and
  1993)(3)..............    28,300        --      18,400    11,750        --     4,573     1,114
 Restructuring
  costs(4)..............        --        --          --        --     8,200        --        --
                          --------  --------  ----------  --------  --------  --------  --------
 Total expenses.........   446,502   453,460     950,349   781,133   679,657   585,511   409,131
                          --------  --------  ----------  --------  --------  --------  --------
Income (loss) before
 income taxes and
 extraordinary charge...   (22,645)   23,822      52,774    35,329    37,814    26,178    25,507
Income taxes............      (893)    9,052      20,054    14,765    13,524    10,089     8,701
                          --------  --------  ----------  --------  --------  --------  --------
Income (loss) before
 extraordinary charge...   (21,752)   14,770      32,720    20,564    24,290    16,089    16,806
Extraordinary charge--
 loss on extinguishments
 of debt(5).............     4,831        --          --        --        --     1,285        --
                          --------  --------  ----------  --------  --------  --------  --------
Net income (loss).......  $(26,583) $ 14,770  $   32,720  $ 20,564  $ 24,290  $ 14,804  $ 16,806
                          ========  ========  ==========  ========  ========  ========  ========
PRO FORMA INCOME TAX
 DATA(6):
Income before income
 taxes and extraordinary
 charge.................        NA        NA          NA        NA        NA  $ 26,178  $ 25,507
Income taxes............        NA        NA          NA        NA        NA    10,874    10,157
                                                                              --------  --------
Income before
 extraordinary
 charge(5)..............        NA        NA          NA        NA        NA    15,304    15,350
Extraordinary
 charge(5)..............        NA        NA          NA        NA        NA     1,285       --
                                                                              --------  --------
Pro forma net income....        NA        NA          NA        NA        NA  $ 14,019  $ 15,350
                                                                              ========  ========
NET INCOME (LOSS) PER
 COMMON AND COMMON
 EQUIVALENT SHARE(4):
 Primary:
 Income (loss) before
  extraordinary item....  $  (0.91) $   0.62  $     1.36  $   0.86  $   1.07  $   0.84  $   0.97
 Extraordinary item.....     (0.20)       --          --        --        --      (.07)       --
                          --------  --------  ----------  --------  --------  --------  --------
 Net income (loss)......  $  (1.11) $   0.62  $     1.36  $   0.86  $   1.07  $   0.77  $   0.97
                          ========  ========  ==========  ========  ========  ========  ========
 Fully diluted:
 Income (loss) before
  extraordinary item....  $  (0.91) $   0.61  $     1.33  $   0.86  $   1.07  $   0.80  $   0.90
 Extraordinary item.....     (0.20)       --          --        --        --      (.07)       --
                          --------  --------  ----------  --------  --------  --------  --------
 Net income (loss)......  $  (1.11) $   0.61  $     1.33  $   0.86  $   1.07  $   0.73  $   0.90
                          ========  ========  ==========  ========  ========  ========  ========
STATISTICAL DATA (1&2):
 Number of centers (end
  of period)............       126       137         140       136       141       137       116
 Average licensed beds..    15,946    16,078      16,097    16,148    16,112    15,103    11,358
 Average occupancy......        84%       85%         85%       87%       88%       87%       86%

                             JUNE 30,                      DECEMBER 31,
                         ----------------- --------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
BALANCE SHEET DATA
 (1&2):                                          (IN THOUSANDS)
Working capital......... $196,917 $178,072 $200,569 $123,030 $ 89,626 $ 59,688 $ 31,483
Total assets............  637,909  711,392  748,039  645,161  520,193  390,881  242,656
Long term debt,
 including current
 portion................  365,111  378,499  389,777  339,605  243,231  202,650   96,770
Stockholders' equity....  140,450  192,030  214,300  172,599  161,417   86,971   54,230
Partners equity.........       --       --       --       --       --       --    4,988
Total capitalization....  505,561  570,529  604,077  512,204  404,648  289,621  155,988

-------
(1) All acquisitions which occurred in 1997, 1996, 1995, 1994, 1993 and 1992, except for the CompuPharm Merger (defined below) and the Evergreen Merger (defined below) are reflected from the date of each acquisition in the historical operating results of GranCare and the assets and liabilities relating to these acquisitions are included in the balance sheets of GranCare since that time. See Notes 1 and 4 of Notes to the GranCare Consolidated Financial Statements for a discussion of the Evergreen Merger.
(2) All years have been restated for the December 28, 1993 CompuPharm Merger and for the July 20, 1995 Evergreen Merger. See Notes 1 and 4 of Notes to the GranCare Consolidated Financial Statements for a description of these combinations.
(3) The $28.3 million non-recurring charge in 1997 relates to the spin-off of GranCare's Institutional Pharmacy Business in February 1997. The $18.4 million charge in 1996 relates to one-time charges for the planned disposition of assets and leasehold improvements and closure of certain long-term care facilities and the write off of notes receivable related thereto; amounts required to present TeamCare's separate financial statements on a stand-alone basis in connection with the Vitalink Merger; and other one-time costs. The $11.80 million charge in 1995 relates to the merger with Evergreen Healthcare, Inc. in July 1995 (the "Evergreen Merger") and other one-time costs. The $4.6 million of merger costs in 1993 relate to the merger of GranCare and CompuPharm, Inc. ("CompuPharm") in December 1993 (the "CompuPharm Merger"). The $1.1 million non-recurring charge in 1992 consisted of expenses related to a retirement agreement reached with an employee of CompuPharm, and terminated negotiations regarding the possible sale of CompuPharm. Such expenses were incurred prior to the CompuPharm Merger, after which CompuPharm became a wholly-owned subsidiary of GranCare.
(4) The $8.2 million restructuring charge in 1994 is related to GranCare's formal plan of restructuring announced in August 1994. See Note 13 of Notes to the Consolidated Financial Statements for information on the 1994 restructuring.
(5) The $4.8 million extraordinary debt extinguishment charge in 1997 resulted from debt repayments associated with the Vitalink Merger. GranCare's $1.3 million charge in 1993 resulted from debt repayments associated with the CompuPharm Merger.
(6) Prior to June 30, 1993, the Evergreen predecessor entity consisted of two partnerships and, accordingly, Evergreen was not subject to federal or state income taxes. For informational purposes, the selected historical consolidated financial data for the years 1992 through 1993 include a pro forma presentation that includes a provision for income taxes as if Evergreen had been a taxable corporation for these periods. Such pro forma calculations were based on the income tax laws and rates in effect during those periods and FASB Statement No. 109. Earnings per share for 1993 and 1992 are based on pro forma net income.

            SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain unaudited pro forma consolidated financial data for LCA as of and for the fiscal year ended September 30, 1996 and the nine-month period ended June 30, 1997 and reflects the pro forma effect of the Vitalink Merger and the Transactions.

  The selected income statement data gives pro forma effect to the Transactions as if they had occurred on October 1, 1995. The selected balance sheet data gives pro forma effect to the Transactions as if they had occurred on June 30, 1997. The selected unaudited pro forma consolidated financial data do not purport to be indicative of the results of operations or financial position of LCA that would have actually been obtained had the Transactions and the Vitalink Merger been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The selected unaudited pro forma consolidated financial data (i) have been derived from and should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Financial Statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus and (ii) should be read in conjunction with the separate historical consolidated financial statements of LCA and GranCare, and the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition of the two companies appearing elsewhere in or incorporated by reference into this Proxy Statement/Prospectus.

                        LIVING CENTERS OF AMERICA, INC.

            SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           STANDBY SENIOR SUBORDINATED
                               CREDIT FACILITY(1)               NOTE OFFERING(2)
                         ------------------------------- -------------------------------
                           PRO FORMA       PRO FORMA       PRO FORMA       PRO FORMA
                          YEAR ENDED   NINE MONTHS ENDED  YEAR ENDED   NINE MONTHS ENDED
                         SEPTEMBER 30,     JUNE 30,      SEPTEMBER 30,     JUNE 30,
                             1996            1997            1996            1997
                         ------------- ----------------- ------------- -----------------
STATEMENT OF OPERATIONS
 DATA:
 Net revenues...........  $1,863,201      $1,449,039      $1,863,201      $1,449,039
 Depreciation and
  amortization..........      63,106          49,353          63,106          49,353
 Interest expense and
  financing charges.....     133,917         100,437         124,619          93,464
 Income from
  operations............     139,957          74,829         139,957          74,829
 Net income (loss)
  before extraordinary
  charge................       8,631         (21,254)         14,209         (17,069)
 Earnings (loss) per
  share before
  extraordinary charge..  $     0.63      $    (1.55)     $     1.04      $    (1.25)

                                                                   PRO FORMA
                                                                   JUNE 30,
                                                                  1997(1)(2)
                                                               -----------------
BALANCE SHEET DATA:
 Cash and cash equivalents......................                   $  25,496
 Working capital................................                     358,021
 Total assets...................................                   1,707,464
 Long-term debt.................................                   1,288,037
 Shareholders' equity...........................                   $  77,181
                                                   PRO FORMA       PRO FORMA
                                                  YEAR ENDED   NINE MONTHS ENDED
                                                 SEPTEMBER 30,     JUNE 30,
                                                  1996(1)(2)      1997(1)(2)
                                                 ------------- -----------------
OTHER OPERATING DATA:
 EBITDA(3)......................................   $199,010        $ 152,482

--------
(1) Adjusted to reflect the effects of the Transactions as if they occurred on October 1, 1995 for the income statements and on June 30, 1997 for the Balance Sheet, and assuming the Transactions are funded under the Standby Senior Subordinated Credit Facility.
(2) Adjusted to reflect the effects of the Transactions as if they occurred on October 1, 1995 for the income statements and on June 30, 1997 for the Balance Sheet, and assuming the Transactions are funded through the issuance of $500 million of Notes.
(3) Management and industry analysts generally consider EBITDA to be one measure of the financial performance of a company that provides a relevant basis for comparison among companies, and it is presented to assist investors in analyzing the performance of LCA and its ability to service debt. Investors should note that this calculation of EBITDA may differ from similarly titled measures of other companies. As calculated herein, EBITDA represents the sum of earnings before net interest expense, income taxes, depreciation, amortization, minority interest, non-recurring/extraordinary items, and financing charges. Management does not believe it is appropriate to include non-recurring items in its calculation of EBITDA since such items by their nature are difficult to anticipate and do not recur and therefore are not particularly helpful to investors in analyzing a company's ability to service debt. EBITDA should not be considered as a substitute for income from operations, net income or cash flow from operating activities (as determined in accordance with generally accepted accounting principles), for the purpose of analyzing LCA's operating performance, financial position and cash flows.

                            EBITDA COMPUTATION TABLE
                                 (IN THOUSANDS)

                                  STANDBY SENIOR
                         SUBORDINATED CREDIT FACILITY(1)          NOTE OFFERING(2)
                         -------------------------------- --------------------------------
                                              PRO FORMA                        PRO FORMA
                             PRO FORMA       NINE MONTHS      PRO FORMA       NINE MONTHS
                             YEAR ENDED         ENDED         YEAR ENDED         ENDED
                         SEPTEMBER 30, 1996 JUNE 30, 1997 SEPTEMBER 30, 1996 JUNE 30, 1997
                         ------------------ ------------- ------------------ -------------
  Net income (loss)
   before extraordinary
   charges..............      $  8,631        $(21,254)        $ 14,209        $(17,069)
  Minority interest.....           156             405              156             405
  Income taxes..........        11,763           3,382           15,483           6,170
  Interest income.......       (14,510)         (8,141)         (14,510)         (8,141)
  Interest expense......       133,917         100,437          124,619          93,464
  Non-recurring items,
   net..................        (4,053)         28,300           (4,053)         28,300
  Depreciation and
   amortization.........        63,106          49,353           63,106          49,353
                              --------        --------         --------        --------
   EBITDA...............      $199,010        $152,482         $199,010        $152,482
                              ========        ========         ========        ========

                                                                  PRO FORMA
                                               PRO FORMA         NINE MONTHS
                                              YEAR ENDED            ENDED
                                         SEPTEMBER 30, 1996(3) JUNE 30, 1997(3)
                                         --------------------- ----------------
  Cash Flow Data:
  Net cash used in operating
   activities...........................       $ (52,391)         $ (68,218)
  Net cash used in investing
   activities...........................          (1,603)           (77,944)
  Net cash used in financing
   activities...........................         (99,424)           (22,085)
                                               ---------          ---------
  Net decrease in cash and cash
   equivalents..........................       $(153,418)         $(168,247)
                                               =========          =========

--------
(1) Adjusted to reflect the effects of the Transactions as if they had occurred on October 1, 1995 and assuming the Transactions are funded under the Standby Senior Subordinated Credit Facility.
(2) Adjusted to reflect the effects of the Transactions as if they had occurred on October 1, 1995 and assuming the Transactions are funded through the issuance of $500 million of Notes.
(3) Reflects issuance of $500 million of Notes. In the event Paragon is required to fund the Transactions under the Standby Senior Subordinated Credit Facility rather than issuing the Notes, pro forma net decrease in cash and cash equivalents would have been $(156,718) and $(170,722) for the year ended September, 30, 1996 and the nine months ended June 30, 1997, respectively.

               COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

  LCA Common Stock is quoted on the NYSE under the symbol "LCA." GranCare Common Stock is quoted on the NYSE under the symbol "GC." The following table sets forth the high and low sale prices of LCA Common Stock and GranCare Common Stock as reported on NYSE Composite Tape for the quarterly periods ending on the dates indicated.

                                                                         PRO FORMA
                                 LCA             GRANCARE(/1/)         GRANCARE(/2/)
                              --------------     ------------------    --------------------
                              HIGH      LOW       HIGH        LOW        HIGH         LOW
                              ----      ----     -------     ------    --------      ------
     LCA FISCAL YEAR 1995
     December 31, 1994....... $34 1/4   $29 1/4  $  18 5/8     $14 3/4 $  7 1/8      $6 7/32
     March 31, 1995.......... $38 1/4   $32 3/4    $18 5/8     $14 7/8 $  8 7/8      $7 1/8
     June 30, 1995........... $37 1/2   $25 1/4    $17 3/8     $15 1/4 $  8 3/8      $7 1/4
     September 30, 1995...... $34 7/8   $26 7/16   $19 1/8     $15 1/2 $  9 1/8      $7 3/4
     LCA FISCAL YEAR 1996
     December 31, 1995....... $ 35      $25 1/2    $17 3/8     $12 3/4 $  8 3/8      $6
     March 31, 1996.......... $ 41      $31 1/2    $19 1/4      $13    $  9 1/4      $6 1/4
     June 30, 1996........... $39 1/4   $32 5/8    $19 7/8     $16 5/8 $  9 1/2      $8
     September 30, 1996...... $28 1/8   $20 3/4    $21 5/8      $16    $ 10 3/8      $7 5/8
     LCA FISCAL YEAR 1997
     December 31, 1996....... $28 1/4   $27 5/8    $19 1/4     $17 1/8 $  9 1/2      $8 1/4
     March 31, 1997.......... $35 1/4   $33 3/4  $   20      $    8    $  8 5/8      $8 1/2
     June 30, 1997........... $39 3/4   $38 3/4  $  10 13/16 $   7 1/2      N/A(/1/)  N/A(/1/)
     September 30, 1997
      (through September 25,
      1997).................. $40 15/16 $37 5/8  $  12 9/16  $  10 1/8      N/A(/1/)  N/A(/1/)

--------
(1) GranCare's common stock began trading on the NYSE on February 13, 1997 under the symbol "GC." Prior to that, Old GranCare's common stock also traded on the NYSE under the symbol "GC." However, Old GranCare's stock price also reflected the ownership by Old GranCare of TeamCare, Inc., which was Old GranCare's institutional pharmacy business and which was acquired by Vitalink on February 12, 1997 (on which date Old GranCare ceased to trade on the NYSE) in connection with the Vitalink Merger.
(2) The pro forma information with respect to GranCare's stock price is based on the exchange ratio in the Vitalink Merger of 0.478 of a share of Vitalink common stock issued in exchange for each share of Old GranCare common stock applied throughout the periods presented.

  On March 3, 1997, the date immediately prior to the public announcement by LCA that it was exploring strategic alternatives, the last reported sale price for LCA Common Stock on the NYSE Composite Tape was $32 1/8. On May 7, 1997, the last full day of trading prior to the announcement of the original merger agreements, the last reported sale prices for LCA Common Stock and GranCare Common Stock on the NYSE Composite Tape were $36.50 and $7.75, respectively, or a pro forma equivalent per share of GranCare Common Stock of $8.56 (based on the 0.2346 Exchange Ratio). This pro forma equivalent trading price may not be an accurate indicator of market price because it does not take into account the stock issuance to the Apollo Investors, and the fact that on consummation of the Recapitalization Merger, 90.54% of LCA Common Stock will be exchanged for cash.

  On September 25, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sales prices for LCA Common Stock and GranCare Common Stock on the NYSE Composite Tape were $40.75 and $11.75, respectively. The market price of LCA Common Stock prior to the Mergers may not be indicative of the market price for Paragon Common Stock following the Merger since only 9.46% of LCA Common Stock will remain outstanding. Since all outstanding shares of GranCare Common Stock will be converted (except for fractional shares) into Paragon Common Stock in the GranCare Merger (resulting in an aggregate ownership by existing GranCare Stockholders of 41.9%), the trading price of GranCare Common Stock subsequent to announcement of the Merger Agreements may to some extent be indicative of the price at which Paragon Common Stock might trade, although no assurances to this effect can be given. Each outstanding share of GranCare Common Stock will be converted into 0.2346 of a share of Paragon Common Stock in the GranCare Merger. Accordingly, to the extent that the price of GranCare Common Stock may reflect the anticipated market price of Paragon Common Stock, based on the September 25, 1997 closing price of GranCare Common Stock, the pro forma equivalent trading price of Paragon Common Stock would have been $50.09 on such date.

  Stockholders are encouraged to obtain current information about the market price of both LCA Common Stock and GranCare Common Stock.

  On the LCA Record Date and the GranCare Record Date, there were approximately 467 holders of record of LCA Common Stock and approximately 741 holders of record of GranCare Common Stock, respectively.

  It is presently contemplated that no dividends will be paid on shares of Paragon Common Stock following the Mergers. Paragon intends to retain any earnings to provide funds for the operation and expansion of its business. Additionally, it is contemplated that certain covenants in the New Credit Facility as well as covenants relating to the Senior Subordinated Debt will limit the ability of Paragon to pay dividends.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical and pro forma combined per share data, giving effect to the Recapitalization Merger on a recapitalization accounting basis and the GranCare Merger on a purchase accounting basis as described more fully in the notes to the "Unaudited Condensed Consolidated Pro Forma Financial Statements." The data should be read in conjunction with the selected historical consolidated financial statements of LCA and GranCare and notes thereto included or incorporated by reference in this Proxy Statement/Prospectus, as well as the information set forth under "Living Centers of America, Inc.--Pro Forma Condensed Consolidated Financial Statements." The pro forma condensed consolidated financial data is not necessarily indicative of the operating results that would have been achieved had the Transactions been in effect at the beginning of the periods presented and should not be considered indicative of future operations.

                                                                           STANDBY SENIOR
                                                                         SUBORDINATED CREDIT
                                                                             FACILITY(1)            NOTE OFFERING(2)
                                                                      ------------------------- -------------------------
                                                   HISTORICAL            PRO FORMA COMBINED        PRO FORMA COMBINED
                                            ------------------------- ------------------------- -------------------------
                                                          NINE MONTHS               NINE MONTHS               NINE MONTHS
                                             YEAR ENDED      ENDED     YEAR ENDED      ENDED     YEAR ENDED      ENDED
                                            SEPTEMBER 30,  JUNE 30,   SEPTEMBER 30,  JUNE 30,   SEPTEMBER 30,  JUNE 30,
                                                1996         1997         1996         1997         1996         1997
                                            ------------- ----------- ------------- ----------- ------------- -----------
LCA PER SHARE DATA
Net income (loss) from continuing
 operations...............................     $ 2.13        $1.84        $0.63       $(1.55)       $1.04       $(1.25)
Book value at period end..................     $16.89       $18.76          N/A        $5.72          N/A       $ 5.72
                                                                              PRO FORMA                 PRO FORMA
                          HISTORICAL         HISTORICAL, ADJUSTED(3)      EQUIVALENT(1)(4)          EQUIVALENT(2)(4)
                    ----------------------- ------------------------- ------------------------- -------------------------
                                 SIX MONTHS               SIX MONTHS                NINE MONTHS               NINE MONTHS
                     YEAR ENDED    ENDED     YEAR ENDED      ENDED     YEAR ENDED      ENDED     YEAR ENDED      ENDED
                    DECEMBER 31,  JUNE 30,  DECEMBER 31,   JUNE 30,   SEPTEMBER 30,  JUNE 30,   SEPTEMBER 30,  JUNE 30,
                        1996        1997        1996         1997         1996         1997         1996         1997
                    ------------ ---------- ------------- ----------- ------------- ----------- ------------- -----------
GRANCARE PER SHARE
 DATA
Net income (loss)
 from continuing
 operations.......     $1.33       $(1.11)     $ 0.60       $(1.12)       $0.15       $(0.36)       $0.24       $(0.29)
Book value at pe-
 riod end.........     $9.05       $ 5.83      $ 6.07       $ 5.84          N/A       $ 1.34          N/A       $ 1.34

  Neither LCA nor GranCare declared any cash dividends on LCA Common Stock or the GranCare Common Stock, respectively, for the periods presented.
--------
(1) The unaudited pro forma per share data of LCA for the fiscal year ended September 30, 1996 and the nine month period ended June 30, 1997 gives effect to the Mergers as if such transactions had occurred on October 1, 1995, assumes the Transactions are funded through the Standby Senior Subordinated Credit Facility and includes certain non-recurring items, but does not include any synergies or shares issued upon the exercise of warrants as described under "Description of Financing--Description of Senior Subordinated Debt" and utilizes the GranCare pro forma per share data presented above calculated as provided in footnote 4 below.
(2) The unaudited pro forma per share data of LCA for the fiscal year ended September 30, 1996 and the nine month period ended June 30, 1997 gives effect to the Mergers as if such transactions had occurred on October 1, 1995, assumes the Transactions are funded through the issuance of $500 million of Notes and includes certain non-recurring items, but does not include any synergies and utilizes the GranCare pro forma per share data presented above calculated as provided in footnote 4 below.
(3) The historical, adjusted per share data of GranCare for the fiscal year ended December 31, 1996 and the six month period ended June 30, 1997 gives effect to the Vitalink Merger and Distribution as if such transactions had occurred on December 31, 1995.
(4) The GranCare pro forma equivalent data is derived by multiplying LCA's unaudited pro forma per share data by the Exchange Ratio.

                                 RISK FACTORS

  In considering whether to approve the Proposals, the stockholders of LCA and GranCare should consider the following matters in addition to the other matters set forth or incorporated by reference in this Proxy
Statement/Prospectus.

LEVERAGE AND LIQUIDITY

  In connection with the Transactions, LCA will enter into the Debt Financing
(i) to finance the cash consideration to be paid to the holders of LCA Common Stock in the Recapitalization Merger, (ii) to refinance certain outstanding indebtedness of LCA and GranCare, (iii) to pay expenses relating to the Mergers and (iv) to provide working capital for Paragon. Upon completion of the Debt Financing, Paragon's consolidated indebtedness (including capitalized leases) will exceed $1.3 billion. The increased indebtedness and higher debt-to-equity ratio of Paragon in comparison to that of either LCA or GranCare on a historical basis will reduce the flexibility of Paragon to respond to changing business and economic conditions, as well as limit capital expenditures and acquisitions by Paragon. Although the definitive terms of the debt instruments to be issued in connection with the Debt Financing have not been finalized as of the date of this Proxy Statement/Prospectus, LCA expects that such terms will include significant operating and financial covenants and restrictions, such as limits on Paragon's ability to incur additional indebtedness or to declare dividends on, or repurchase shares of, its capital stock.

  A substantial portion of the indebtedness to be incurred by Paragon is expected to bear interest at variable rates. While Paragon may enter into one or more interest rate protection agreements to limit its exposure to increases in such interest rates, such agreements would not entirely eliminate such exposure. In the event that LCA is not able to consummate an offering of the Notes prior to the effective times of the Mergers, Paragon will be required to rely on the Standby Senior Subordinated Credit Facility, which facility accrues interest at a floating rate (which rate increases over time subject to certain limitations). Any increase in the interest rates on Paragon's indebtedness will reduce funds available to Paragon for its operations and future business opportunities and will exacerbate the consequences of Paragon's leveraged capital structure.

  Paragon's high degree of leverage may have important consequences including the following: (i) the ability of Paragon to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to Paragon; (ii) a substantial portion of Paragon's cash flow will be used to pay Paragon's interest expense, which will reduce the funds that would otherwise be available to Paragon for its operations and future business opportunities;
(iii) a substantial decrease in operating cash flow or an increase in expenses of Paragon could make it difficult for Paragon to meet its debt service requirements and force it to modify its operations; (iv) Paragon's high level of debt and resulting interest expense may place it at a competitive disadvantage with respect to certain competitors with lower amounts of indebtedness; and (v) Paragon's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally.

  Paragon's ability to service its additional indebtedness will depend upon Paragon's ability to manage its cash flows and working capital. In this regard, both LCA and GranCare have experienced significant increases in their accounts receivable during the current year partially unrelated to increases in revenue, as more fully discussed in LCA's and GranCare's respective Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference or included elsewhere herein. Management of both companies have increased their scrutiny of their accounts receivable and collection policies. In light of the increases in receivables for both LCA and GranCare, it is expected that the management of Paragon will continue the increased focus on Paragon's accounts receivable. As more fully discussed in its Management's Discussion and Analysis of Financial Condition and Results of Operations, GranCare increased its allowance for doubtful accounts in the quarter ended June 30, 1997. GranCare believes that its current allowances are appropriate. However, GranCare is continuing to monitor trends in its accounts receivable, and to review its collection procedures (including the timing of filing claims for reimbursement) and allowance policy, which could result in future increases to its allowances for doubtful accounts.

  Any inability of Paragon to service its indebtedness or obtain additional financing, as needed, or to comply with the financial covenants expected to be contained in the debt instruments relating to the Debt Financing, could have a material adverse effect on Paragon and the market value of the shares of Paragon Common Stock.

CHALLENGES OF BUSINESS INTEGRATION

  The full benefits of a business combination of LCA and GranCare will require the integration of each company's administrative, finance, sales and marketing organizations, the coordination of each company's sales efforts and the implementation of appropriate operations, financial and management systems and controls in order to realize the efficiencies and the cost reductions that are expected to result from the GranCare Merger. This will require substantial attention from Paragon's management, which will include a new chief executive officer and other officers who have not had prior involvement in the operations of either LCA or GranCare. Although the anticipated management team of Paragon has experience integrating acquisitions, none of the prior acquisitions have been of comparable magnitude to the Transactions. The diversion of management attention, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse impact on the revenue and operating results of Paragon. There can be no assurance that Paragon will be able to integrate the operations of LCA and GranCare successfully or that anticipated synergies between the companies will be realized or, if realized, the timing thereof.

RISKS RELATED TO GROWTH STRATEGY

  Paragon's growth strategy will in part be to acquire long-term health care facilities and related businesses in its existing markets and in other targeted geographic areas in which regulatory and reimbursement policies are favorable and where opportunities exist to improve operational efficiencies. Due to possible rapid growth through acquisitions, Paragon will be subject to the uncertainties and risks associated with any expanding business such as the continuing need of capital to fund acquisitions, the need to successfully integrate the operations of acquired businesses in order to realize economies of scale, the need to obtain synergies from the disparate operations and the need to hire and incentivize competent, growth-oriented management. Paragon's expected growth may place significant demands on Paragon's financial resources and management. In addition, there can be no assurance that Paragon will be successful in its efforts to make such acquisitions since certain competitors, some of which possess greater financial resources than Paragon, will likely be pursuing the same available opportunities as Paragon.

RELATIONSHIP WITH VITALINK

  As a result of the Vitalink Merger, Vitalink acquired the right to provide pharmaceutical supplies and services and related consulting services to all GranCare skilled nursing facilities operated by GranCare as of the effective time of the Vitalink Merger. All pharmaceutical supplies and consulting services are provided pursuant to pharmaceutical supply agreements and consulting agreements (collectively, "Pharmacy Agreements") which have five year terms that are automatically extended for an additional year on March 1 of each year unless timely notice of intent to terminate has been previously given. These arrangements will generally prevent GranCare's skilled nursing facilities from contracting with other institutional pharmacies (including APS, Paragon's pharmacy subsidiary) except under certain circumstances when Vitalink elects not to provide such services to a facility. GranCare may also be required to pay liquidated damages to Vitalink in certain circumstances, primarily when a skilled nursing facility is transferred to a third-party prior to the expiration of the term of the Pharmacy Agreement and the transferee declines to assume the Pharmacy Agreement. For a discussion of the material terms of GranCare's relationship with Vitalink since the effective time of the Vitalink Merger and going forward see "GranCare Management's Discussion and Analysis of Financial Condition and Results of Operations-- Certain Relationships and Transactions."

CONTROL BY APOLLO

  Upon completion of the Mergers, approximately 44.0% of the outstanding shares of Paragon Common Stock will be owned by the Apollo Investors. Pursuant to a Proxy and Voting Agreement to be entered into by the Apollo Investors, voting control of all such shares will be held by Apollo. In addition, Paragon will enter into the Stockholders Agreement with the Apollo Investors, which will provide, among other things, that Apollo will be able to designate six of the 11 members of the Paragon Board of Directors, provided that no more than four of such nominees may be Apollo affiliates. Accordingly, Apollo will have significant influence and may be able to direct the management and policies of Paragon, other than with respect to certain matters which require a super-majority vote of the Paragon Board. Apollo may, however, be able to prevent certain actions from being taken that require such a super-majority vote. See "Amendments to LCA Charter," "Certain Other Agreements--Stockholders Agreement" and "Comparison of Stockholder Rights." Although the Apollo Investors will be subject to the "standstill" provisions of the Stockholders Agreement, Apollo will be able to transfer all or a portion of the Paragon Common Stock beneficially owned by the Apollo Investors to a third party of Apollo's choosing, who will not be obligated to offer to purchase the remaining shares of Paragon Common Stock on the same terms or on any terms. In light of the significant ownership of Paragon Common Stock by the Apollo Investors, it is unlikely that a change of control transaction could be effected without Apollo's consent.

FRAUDULENT TRANSFER CONSIDERATIONS

  The payment of the cash consideration to the stockholders of LCA pursuant to the Recapitalization Merger, as well as any cash paid in lieu of fractional shares to stockholders of LCA and GranCare pursuant to the Mergers, may be subject to review under federal or state fraudulent transfer laws in the event Paragon or GranCare is the subject of a bankruptcy filing. Under such laws, if a court in a lawsuit by a creditor or a representative of creditors of Paragon or GranCare, such as a trustee in bankruptcy or Paragon or GranCare as debtor-in-possession, were to find that, at the time of, or after giving effect to, the Transactions, Paragon or GranCare (i) was insolvent or rendered insolvent thereby, (ii) was engaged in a business or transaction for which its remaining assets constituted an unreasonably small amount of capital, (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured, or (iv) intended to hinder, delay or defraud creditors and, in the case of clauses (i), (ii) and (iii), that Paragon or GranCare did not receive reasonably equivalent value or fair consideration in the Transactions, such court could void all or a part of the payment of the cash received by stockholders in the Mergers and require that the stockholders, including stockholders exercising appraisal rights, return such consideration to Paragon or GranCare or to a fund for the benefit of their respective creditors. In addition, if a court were to find that Paragon or GranCare came within any of clauses (i) through (iv) above, Paragon or GranCare, or their respective creditors or the trustee in bankruptcy, could seek to avoid the grant of security interests to the lenders under the New Credit Facility. This would result in an event of default with respect to indebtedness incurred under such facilities which, under the terms of such indebtedness (subject to applicable law), would allow the lenders to terminate their obligations thereunder and to accelerate repayment of such indebtedness.

  The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Generally, however, a company would be considered insolvent for purposes of the foregoing if (i) the sum of such company's debts including contingent liabilities is greater than all such company's property at a fair valuation, (ii) the present fair saleable value of such company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or (iii) the company incurred obligations beyond its ability to pay as such obligations become due. It is a condition to consummation of the Recapitalization Merger that LCA receive a solvency opinion, which is expected to be delivered by Valuation Research Corporation. Such solvency opinion would not be binding on a court and there can be no assurance that a court would not determine that Paragon or GranCare was insolvent at the time of or after giving effect to the Transactions.

GOVERNMENT REGULATION

  The federal government and all states in which Paragon will operate regulate various aspects of the skilled nursing facility business. In particular, the operation of long-term care facilities and the provision of specialty medical services are subject to federal, state and local laws relating to the adequacy of medical care, resident rights, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental and other laws. The facilities to be operated by Paragon are subject to periodic inspection by governmental and other regulatory authorities to assure continued compliance with various standards and to provide for their continued licensing under state law and certification under the Medicare and Medicaid programs. In the past, from time to time such facilities have received statements of deficiencies from regulatory agencies. Should Paragon receive such statements of deficiency in the future, Paragon expects to implement plans of correction with respect to any such statement to address any alleged deficiencies. While Paragon will endeavor to comply with federal, state and local regulatory requirements for the maintenance and operation of its facilities, there can be no assurance that all facilities will always be operated in full compliance. The failure to obtain or renew any required regulatory approvals or licenses could have a materially adverse affect on Paragon's operations.

  Paragon will also be subject to federal and state laws that govern financial and other arrangements between health care providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Such laws include the anti-kickback provisions of the federal Medicare and Medicaid Patient and Program Protection Act of 1987 and the physician self-referral provisions of the Omnibus Budget Reconciliation Act as expanded in 1993 (commonly referred to as "Stark II"). The anti-kickback provisions prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. Stark II prohibits, in part, physicians from making any Medicare or Medicaid referrals for certain "designated health services" to any entity with which the physician has a "financial relationship." In addition to these anti-kickback and self-referral prohibitions, there are various federal and state laws prohibiting other types of fraud by health care providers, including criminal provisions which prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments. Violation of this statute is a felony punishable by up to five years imprisonment and/or $25,000 fines. Civil provisions prohibit the knowing filing of a false claim or the knowing use of false statements to obtain payment; the penalties for a violation are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed. State and federal governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. The Accountability Act and the Balanced Budget Act of 1997 expand the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid program. While GranCare and LCA believe that their billing practices are consistent with Medicare and Medicaid criteria, those criteria are often vague and subject to interpretation. There can be no assurance that aggressive anti-fraud enforcement actions will not adversely affect the business of Paragon. The Health Insurance Portability and Accountability Act of 1996 (the "Accountability Act") significantly expanded the scope of the federal fraud and abuse provisions, broadening the anti-kickback provisions to include all federal health care programs, in addition to Medicare and Medicaid. The Accountability Act also expanded the scope of the sanctions for fraud and abuse violations by increasing the size of the civil monetary penalty provisions and broadening the mandatory exclusion provisions such that any individual convicted of any felony in connection with the delivery of a health care item or service under a federal, state or local health care program is mandatorily excluded from Medicare/Medicaid participation. The Balanced Budget Act of 1997 (the "Balanced Budget Act") further expanded certain of these fraud and abuse provisions, including establishing civil money penalties for violations of the anti-kickback provisions. In addition, many states have similar fraud and abuse provisions and other laws that prohibit business corporations from providing, or holding themselves out as providers of, medical care. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. While neither GranCare nor LCA have any reason to believe that they are in violation or have violated such statutes, the federal government has been actively investigating health care providers for potential abuses. See "Certain Information Concerning LCA--Regulation" and "Certain Information Concerning GranCare-- Regulation."

  Each of LCA and GranCare has in the past received inquiries, and LCA has been a party to litigation, alleging violations of fraud and abuse laws. For a description of certain currently pending matters, see "Certain Information Concerning LCA--Legal Proceedings" and "Certain Information Concerning GranCare--Regulation--Referral Restrictions." There can be no assurance that substantial amounts will not be expended in connection with the investigation or defense of any such matters. If LCA, GranCare or Paragon are found to be, or have been, in violation of these laws, Paragon could be materially adversely affected.

UNCERTAINTY ASSOCIATED WITH HEALTH CARE LEGISLATION

  In addition to extensive government health care regulation, there are numerous initiatives on federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. The recently-enacted Balanced Budget Act seeks to achieve a balanced federal budget by, among other things, reducing federal spending on the Medicare and Medicaid programs. The law contains numerous changes in the methodology of Medicare payments to skilled nursing facilities, home health agencies, therapy providers, and hospices, and, among other things, repeals the federal payment standard for Medicaid nursing facilities and hospitals. There can be no assurance that these changes will not adversely affect Paragon. See "--Risk Involved with Reimbursement by Third Party Payors." In addition, there can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have an adverse effect on Paragon. Concern about the potential effects of the proposed reform and budget reduction measures may have contributed to the volatility of prices of securities of companies in health care and related industries, including LCA and GranCare, and may similarly affect the price of Paragon Common Stock in the future. See "Certain Information Concerning LCA--Regulation" and "Certain Information Concerning GranCare--Regulation."

RISK INVOLVED WITH REIMBURSEMENT BY THIRD PARTY PAYORS

  For the year ended September 30, 1996, LCA on a pro forma basis after giving effect to the GranCare Merger derived approximately 32% and 40% of its net patient revenues from Medicare and Medicaid, respectively. Paragon expects to continue to derive a significant portion of its revenue from such federal and state reimbursement programs. There can be no assurance that Paragon will achieve or improve this payor revenue mix in the future. Both governmental and private payor sources have instituted cost containment measures designed to limit payments made to health care providers. Most recently, the Balanced Budget Act requires the establishment of a prospective payment system ("PPS") for Medicare skilled nursing facilities under which facilities will be paid a federal per diem rate for virtually all covered nursing facility services in lieu of the current cost-based reimbursement rate. This change will reward efficient providers and penalize those that are inefficient. A similar PPS is required to be established for home health services. The law contains numerous other changes that will adversely affect payments to Medicare and Medicaid providers. In addition, prior to the enactment of the Balanced Budget Act, federal law required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. The Balanced Budget Act repealed this payment standard, effective for services provided on or after October 1, 1997, thereby granting states greater flexibility in establishing payment rates. There can be no assurance that budget constraints or other factors will not cause states to reduce Medicaid reimbursement to nursing facilities or that payments to nursing facilities will be made on a timely basis. Any such efforts to reduce Medicaid payment rates or failure of states to meet their Medicaid obligations on a timely basis would have a material adverse effect on Paragon. See "Certain Information Concerning LCA-- Regulation" and "Certain Information Concerning GranCare--Regulation." Furthermore, government reimbursement programs are subject to additional statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which could materially decrease the rates paid to Paragon for its future services or the services for which Paragon will be able to seek reimbursement. Neither LCA nor GranCare can predict whether any of these additional proposals will be adopted or, if adopted and implemented, what effect such proposals would have on Paragon. There can be no assurance that payments under state or federal governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs, particularly with respect to individual, state-administered Medicaid programs, which generally provide lower reimbursement rates than does the Medicare program and will have greater flexibility in establishing payment rates in the future. In addition, there can be no assurance that the facilities to be operated by Paragon and the services and supplies to be provided by Paragon will meet or continue to meet the requirements for participation in such programs.

  In addition, several states are considering various health care reforms, including reforms through Medicaid managed care demonstration projects. Several states in which Paragon will operate have applied for, or received, approval from the U.S. Department of Health and Human Services for waivers from certain Medicaid requirements that were generally required for managed care projects. Although these demonstration projects generally exempt institutional care, including long-term care facilities, no assurance can be given that these waiver projects ultimately will not change the reimbursement system for long-term care from fee-for service to managed care negotiated or capitated rates. Furthermore, the Balanced Budget Act now allows states to mandate enrollment in managed care systems without going through the federal waiver process as long as certain standards are met. It is not possible to predict which reforms of state health care systems will be adopted and the effect, if any, that the reforms will have on Paragon's business. The business prospects of Paragon will be significantly affected by general economic factors affecting the California, Colorado, Illinois, Michigan, North Carolina, South Carolina, Texas and Wisconsin health care industries and by the laws and regulatory environment in these states, including Medicaid reimbursement rates.

  LCA and GranCare have in the past had fiscal intermediaries deliver notice that they intend to disallow, and have disallowed, certain costs for which LCA and GranCare have requested reimbursement. If LCA and GranCare (or Paragon in the future) do not prevail on such matters, these disallowances or future disallowances could have a material adverse effect on Paragon.

COMPETITION

  The long-term care industry is highly competitive. Paragon will compete with other providers on the basis of the breadth and quality of its services, the quality of its facilities and, to a limited extent, price. Paragon will also compete with other providers in the acquisition and development of additional facilities. Paragon's long-term care competitors will include national, regional and local operators of long-term care facilities, acute care hospitals and rehabilitation hospitals, extended care centers, retirement centers, community home health agencies and similar institutions and pharmaceutical businesses, many of which have significantly greater financial and other resources than will Paragon. In addition, Paragon will compete with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to Paragon. There can be no assurance that Paragon will not encounter increased competition which could adversely affect its business, results of operations or financial condition.

                              LCA SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to the holders of LCA Common Stock as of the LCA Record Date in connection with the solicitation of proxies by the LCA Board for use at the LCA Special Meeting to be held on October 28, 1997 at 10:00 a.m., local time at the Houston Marriott-Westside hotel, 13210 Katy Freeway, Houston, Texas and at any adjournment or postponement thereof.

  At the LCA Special Meeting, holders of LCA Common Stock as of the LCA Record Date will be asked to consider and vote upon a proposal to approve and adopt the (i) Recapitalization Proposal, (ii) the LCA Stock Issuance Proposal and
(iii) the Amendment Proposal. LCA stockholders also will consider and vote upon such other matters as may properly come before the LCA Special Meeting.

  The LCA Board has unanimously approved the Recapitalization Merger Agreement, the GranCare Merger Agreement (including the LCA Stock Issuance Proposal contemplated therein) and the Amendment Proposal and has determined that the proposed Transactions are fair to and in the best interests of LCA and its stockholders. THE LCA BOARD UNANIMOUSLY RECOMMENDS THAT THE LCA STOCKHOLDERS VOTE IN FAVOR OF EACH OF THE LCA PROPOSALS SET FORTH ABOVE. The LCA Board makes no recommendation as to whether LCA stockholders should or should not make an LCA Stock Election. Each stockholder should make his or her own decision, in consultation with his or her own financial and tax advisors, as to whether or not to make an LCA Stock Election.

RECORD DATE, VOTING RIGHTS AND VOTE REQUIRED

  The LCA Board has fixed the close of business on September 2, 1997 as the LCA Record Date for the determination of holders of LCA Common Stock entitled to notice of, and to vote at, the LCA Special Meeting. Only holders of record of LCA Common Stock at the close of business on the LCA Record Date will be entitled to notice of, and to vote at, the LCA Special Meeting. LCA Common Stock was the only outstanding class of voting securities of LCA on the LCA Record Date, and each share of LCA Common Stock is entitled to one vote on each matter to be acted upon or which may come before the LCA Special Meeting. Votes may be cast at the LCA Special Meeting in person or by properly executed proxy. See "--Proxies; Revocation of Proxies."

  On the LCA Record Date, 20,266,431 shares of LCA Common Stock were outstanding and were held by 467 holders of record. On the LCA Record Date, 4,424,943 shares of LCA Common Stock, or approximately 22% of the outstanding shares of LCA Common Stock, were beneficially owned by LCA directors and executive officers.

  The presence at the LCA Special Meeting, either in person or by proxy, of the holders of a majority of the shares of LCA Common Stock entitled to vote on the LCA Proposals is necessary to constitute a quorum to transact business at the LCA Special Meeting. Abstentions of shares that are present at the LCA Special Meeting and broker non-votes (i.e., shares held by brokers in street name that are not entitled to a vote at the LCA Special Meeting due to the absence of specific instructions from the beneficial owners of such shares) are counted for the purpose of determining the presence of a quorum for the transaction of business. If a quorum is not present at the LCA Special Meeting, the stockholders who are present and entitled to vote at the LCA Special Meeting may, by majority vote, adjourn the LCA Special Meeting from time to time without notice, other than announcement at the LCA Special Meeting, until a quorum is present.

  Approval of the Recapitalization Proposal requires the affirmative vote of a majority of the issued and outstanding shares of LCA Common Stock. Approval of the LCA Stock Issuance Proposal requires the affirmative vote of the majority of the shares of LCA Common Stock actually present and voting at the LCA Special Meeting (provided that at least 50% of the issued and outstanding shares of LCA Common Stock are actually voted on the LCA Stock Issuance Proposal at the LCA Special Meeting). Approval of the Amendment Proposal requires the affirmative vote of not less than 66 2/3% of the issued and outstanding shares of LCA Common Stock, which vote with respect to the amendments to Articles Tenth and Eleventh of the LCA Charter must also include the affirmative vote of not less than 66 2/3% of the issued and outstanding shares of LCA Common Stock excluding those shares beneficially owned by any "Related Person," which definition as set forth in the LCA Charter, encompasses the shares held by Mr. Donald C. Beaver, Vice Chairman of the LCA Board and a director of LCA. For purposes of the vote on the Amendment Proposal, shares held by a foundation established by Mr. Beaver will be treated as if they are owned by him, resulting in the exclusion of 3,579,482 shares, or approximately 18%, of the issued and outstanding shares of LCA Common Stock. A failure to vote, either by abstentions or broker non-votes, will have the same effect as a vote against approval of the Recapitalization Proposal and the Amendment Proposal. THE LCA BOARD UNANIMOUSLY RECOMMENDS THAT LCA STOCKHOLDERS VOTE FOR APPROVAL OF EACH OF THE LCA PROPOSALS BY SIGNING AND RETURNING THE ENCLOSED PROXY CARD WHETHER OR NOT STOCKHOLDERS PLAN TO ATTEND THE LCA SPECIAL MEETING. The LCA directors, who, as of the LCA Record Date, owned approximately 21% of the outstanding LCA Common Stock, have indicated that they intend to vote in favor of the LCA Proposals.

  LCA stockholders who do not vote in favor of the Recapitalization Merger Proposal will be entitled to dissenters' rights of appraisal under Section 262 of the DGCL in connection with the Recapitalization Merger. See "Stockholders Rights of Appraisal."

PROXIES; REVOCATION OF PROXIES

  Shares of LCA Common Stock represented by properly executed proxies received prior to or at the LCA Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If a stockholder does not return a properly executed proxy, and does not attend and vote at the LCA Special Meeting, such stockholder's shares will not be voted, which will have the same effect as a vote against approval of the Recapitalization Proposal and the Amendment Proposal. If signed and returned, the proxy will authorize the persons named as proxy to vote on the matters referred to therein. It is not expected that any matter other than those referred to herein will be brought before the LCA Special Meeting; however, if other matters are properly presented, the persons named as proxies will vote shares subject to such proxies in accordance with their judgment with respect to such matters. EXECUTED PROXY CARDS THAT CONTAIN NO INSTRUCTIONS TO THE CONTRARY WILL BE VOTED FOR APPROVAL OF THE LCA PROPOSALS.

  Any LCA stockholder who executes and returns a Proxy Card may revoke it at any time before it is voted at the LCA Special Meeting by (i) delivering to the Secretary of LCA at LCA's principal offices before the LCA Special Meeting an instrument of revocation bearing a later date or time than the date or time of the proxy being revoked; (ii) submitting a duly executed Proxy Card bearing a later date or time than the date or time of the proxy being revoked; or
(iii) voting in person at the LCA Special Meeting. A stockholder's attendance at the LCA Special Meeting will not by itself revoke a proxy given by such stockholder.

  The LCA Board does not know of any matters other than those described in the notice of the LCA Special Meeting that are to come before the LCA Special Meeting. If any other matters are properly brought before the LCA Special Meeting, including, among other things, a motion to adjourn or postpone the LCA Special Meeting to another time and/or place for the purpose of soliciting additional proxies in favor of the LCA Proposals or to permit the dissemination of information regarding material developments relating to the LCA Proposals or otherwise germane to the LCA Special Meeting, one or more persons named in the LCA form of proxy will vote the shares represented by such proxy upon such matter as determined in their discretion; provided, however, that no proxy that is voted against any one or more of the LCA Proposals will be voted in favor of any such adjournment or postponement for the purpose of soliciting additional proxies. At any subsequent reconvening of the LCA Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which theretofore have been effectively revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous portion of such reconvened meeting.

  The cost of soliciting proxies from LCA stockholders will be borne entirely by LCA. LCA has retained D.F. King & Co., Inc. to aid in the solicitation of proxies from its stockholders. The fees of D.F. King & Co., Inc. are estimated to be approximately $10,000 plus reimbursement of out-of-pocket expenses. In addition to soliciting proxies by mail, proxies may be solicited by LCA's directors, officers and other employees by personal interview, telephone, telegram, facsimile or other means of communication. Such persons will receive no additional compensation for such services, but may receive reimbursement for out-of-pocket expenses incurred in connection therewith. If undertaken, the expense of such solicitation would be nominal. LCA will also request persons, firms and companies holding shares in their names or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners.

  HOLDERS OF LCA COMMON STOCK WHO WISH TO MAKE AN LCA STOCK ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR FORMS OF LCA STOCK ELECTION. LCA STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF LCA STOCK CERTIFICATES WILL BE MAILED TO LCA STOCKHOLDERS WHO DO NOT MAKE AN LCA STOCK ELECTION SHORTLY AFTER THE EFFECTIVE TIME OF THE RECAPITALIZATION MERGER.

                           GRANCARE SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to the holders of GranCare Common Stock as of the GranCare Record Date in connection with the solicitation of proxies by the GranCare Board for use at the GranCare Special Meeting to be held on October 28, 1997 at 11:00 a.m., local time at the corporate offices of GranCare located at One Ravinia Drive, Suite 1500, Atlanta, Georgia, and at any adjournment or postponement thereof.

  At the GranCare Special Meeting, holders of GranCare Common Stock as of the GranCare Record Date will be asked to consider and vote upon the GranCare Merger Proposal. GranCare stockholders also will consider and vote upon such other matters as may properly come before the GranCare Special Meeting.

  The GranCare Board has approved the GranCare Merger Agreement and has further determined that the proposed transactions are fair to and in the best interests of GranCare and its stockholders. THE GRANCARE BOARD RECOMMENDS THAT THE GRANCARE STOCKHOLDERS VOTE IN FAVOR OF THE GRANCARE MERGER PROPOSAL.

RECORD DATE, VOTING RIGHTS AND VOTE REQUIRED

  The GranCare Board has fixed the close of business on September 2, 1997 as the GranCare Record Date for the determination of holders of GranCare Common Stock entitled to notice of, and to vote at, the GranCare Special Meeting. Only holders of record of GranCare Common Stock at the close of business on the GranCare Record Date will be entitled to notice of, and to vote at, the GranCare Special Meeting. GranCare Common Stock is the only outstanding class of voting securities of GranCare, and each share of GranCare Common Stock is entitled to one vote on each matter to be acted upon or which may come before the GranCare Special Meeting. Votes may be cast at the GranCare Special Meeting in person or by properly executed proxy. See "--Proxies; Revocation of Proxies."

  On the GranCare Record Date, 23,972,545 shares of GranCare Common Stock were outstanding and were held by 741 holders of record. On the GranCare Record Date, 3,381,453 shares of GranCare Common Stock, or approximately 13.3% of the outstanding shares of GranCare Common Stock, were beneficially owned by GranCare directors and executive officers.

  The presence at the GranCare Special Meeting, either in person or by proxy, of the holders of a majority of the shares of GranCare Common Stock entitled to vote on the GranCare Merger Proposal is necessary to constitute a quorum to transact business at the GranCare Special Meeting. Abstentions of shares that are present at the GranCare Special Meeting and broker non-votes are counted for the purpose of determining the presence of a quorum for the transaction of business. If a quorum is not present at the GranCare Special Meeting, the stockholders who are present and entitled to vote at the GranCare Special Meeting may, by majority vote, adjourn the GranCare Special Meeting from time to time without notice, other than announcement at the GranCare Special Meeting, until a quorum is present.

  Approval of the GranCare Merger Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of GranCare Common Stock. The failure to vote, either by abstentions or broker non-votes, will have the same effect as a vote against approval of the GranCare Merger Proposal. THE GRANCARE BOARD RECOMMENDS THAT GRANCARE STOCKHOLDERS VOTE FOR APPROVAL OF THE GRANCARE MERGER PROPOSAL BY SIGNING AND RETURNING THE ENCLOSED PROXY WHETHER OR NOT STOCKHOLDERS PLAN TO ATTEND THE GRANCARE SPECIAL MEETING. The GranCare directors, who, as of the GranCare Record Date beneficially owned approximately 9.8% of the outstanding GranCare Common Stock, have indicated that they intend to vote in favor of the GranCare Merger Proposal.

  Under the DGCL, holders of GranCare Common Stock are not entitled to dissenters' rights of appraisal with respect to the GranCare Merger.

PROXIES; REVOCATION OF PROXIES

  Shares of GranCare Common Stock represented by properly executed proxies received prior to or at the GranCare Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If a stockholder does not return a properly executed proxy, and does not attend and vote at the GranCare Special Meeting, such stockholder's shares will not be voted, which will have the same effect as a vote against approval of the GranCare Merger Proposal. If signed and returned, the proxy will authorize the persons named as proxy to vote on the matters referred to therein. It is not expected that any matter other than those referred to herein will be brought before the GranCare Special Meeting; however, if other matters are properly presented, the persons named as proxies will vote shares subject to such proxies in accordance with their judgment with respect to such matters. EXECUTED PROXIES THAT CONTAIN NO INSTRUCTIONS TO THE CONTRARY WILL BE VOTED FOR APPROVAL OF THE GRANCARE MERGER PROPOSAL.

  Any GranCare stockholder who executes and returns a proxy may revoke it at any time before it is voted at the GranCare Special Meeting by: (i) delivering to the Secretary of GranCare at GranCare's principal offices before the GranCare Special Meeting an instrument of revocation bearing a later date or time than the date or time of the proxy being revoked; (ii) submitting a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked; or (iii) voting in person at the GranCare Special Meeting. A stockholder's attendance at the GranCare Special Meeting will not by itself revoke a proxy given by such stockholder.

  The GranCare Board does not know of any matters other than those described in the notice of the GranCare Special Meeting that are to come before the GranCare Special Meeting. If any other matters are properly brought before the GranCare Special Meeting, including, among other things, a motion to adjourn or postpone the GranCare Special Meeting to another time and/or place for the purpose of soliciting additional proxies in favor of the GranCare Merger Agreement or to permit the dissemination of information regarding material developments relating to the GranCare Merger Agreement or otherwise germane to the GranCare Special Meeting, one or more persons named in the GranCare form of proxy will vote the shares represented by such proxy upon such matter as determined in their discretion; provided, however, that no proxy that is voted against the GranCare Merger Proposal will be voted in favor of any such adjournment or postponement for the purpose of soliciting additional proxies. At any subsequent reconvening of the GranCare Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which theretofore have been effectively revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

  The cost of soliciting proxies from GranCare stockholders will be borne entirely by GranCare. GranCare has retained Morrow & Company, Inc. to aid in the solicitation of proxies from its stockholders. The fees of Morrow & Company, Inc. to be paid by GranCare are estimated to be approximately $7,500 plus reimbursement of out-of-pocket expenses. In addition to soliciting proxies by mail, proxies may be solicited by GranCare's directors, officers and other employees by personal interview, telephone, telegram, facsimile or other means of communication. Such persons will receive no additional compensation for such services. If undertaken, the expense of such solicitation is expected to be nominal. GranCare will also request persons, firms and companies holding shares in their names or in the names of nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners.

  GRANCARE STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF GRANCARE STOCK CERTIFICATES WILL BE MAILED TO GRANCARE STOCKHOLDERS SHORTLY AFTER THE EFFECTIVE TIME OF THE GRANCARE MERGER.

                           SOURCES AND USES OF FUNDS

  The sources and uses of funds for the Transactions are expected to be as set forth below. See "Description of Financing."

                                SOURCES OF FUNDS
                             (DOLLARS IN THOUSANDS)

     Term Loans(1).................................................. $  690,000
     Senior Subordinated Notes(2)...................................    350,000
     Senior Subordinated Discount Notes (2).........................    150,000
     Common Equity Investment by the Apollo Investors(3)............    240,000
     Existing Cash..................................................      7,570
                                                                     ----------
       Total Sources................................................ $1,437,570
                                                                     ==========

                                 USES OF FUNDS
                             (DOLLARS IN THOUSANDS)

     Cash Paid to LCA Stockholders in the Recapitalization Merg-
      er(4)....................................................... $  738,983
     Retirement of LCA Debt.......................................    305,004
     Retirement of GranCare Debt..................................    271,911
     Security Deposit to Lessor...................................     15,000
     Costs Related to Transactions................................    106,672
                                                                   ----------
       Total Uses................................................. $1,437,570
                                                                   ==========

--------
(1) The Term Loans will consist of (i) a 6 1/2-year term loan facility in an aggregate principal amount of $240 million, (ii) a 7 1/2-year term loan facility in an aggregate principal amount of $225 million and (iii) an 8 1/2-year term loan facility in an aggregate principal amount of $225 million. The Term Loans will also be part of the New Credit Facility. Approximately $150 million will be available under the Revolving Credit Facility, which will be part of the New Credit Facility.
(2) In the event Paragon has not received the proceeds from the sale of the Notes on or prior to the effective time of the Recapitalization Merger, Paragon has a commitment for a Standby Senior Subordinated Credit Facility.
(3) Represents the acquisition of approximately 5.9 million shares of Paragon Common Stock (approximately 44.0% of the outstanding Paragon Common Stock after giving effect to the Mergers) at a per share price of $40.50.
(4) Repurchase of approximately 90.54% of LCA Common Shares and retirement of LCA treasury stock, assuming no payments are made to dissenting stockholders.

                        DESCRIPTION OF THE TRANSACTIONS

OVERVIEW OF STRUCTURE

  The Transactions consist of (i) a recapitalization of LCA pursuant to which
(A) approximately 90.54% of the existing shares of LCA Common Stock will be converted into $40.50 cash per share and approximately 9.46% will remain outstanding as shares of Paragon Common Stock and (B) the Apollo Investors will contribute not less than $240 million in cash and will acquire common stock of Paragon at $40.50 per share, (ii) a merger of GranCare with LCA Sub pursuant to which (A) each share of GranCare Common Stock will be converted into the right to receive 0.2346 of a share of Paragon Common Stock, and (B) GranCare, will become a wholly owned subsidiary of Paragon, (iii) an amendment and restatement of the LCA Charter to increase the number and eliminate the classification of the Paragon Board, to permit, among other things, stockholders of Paragon to take action by written consent and to call special meetings of the stockholders, to eliminate special voting requirements for certain business combinations and to modify stockholder voting requirements for future amendments to the Paragon Amended and Restated Certificate of Incorporation and (iv) the Debt Financing.

  Apollo Investors Equity Investment. To effect the recapitalization of LCA, the Apollo Investors will, immediately prior to the effective time of the Recapitalization Merger, contribute not less than $240 million in cash to Apollo Sub in exchange for approximately 5.9 million shares of common stock of Apollo Sub, par value $.01 per share (the "Apollo Sub Shares"), at a price of $40.50 per share. See "Description of Financing." Pursuant to the terms of the Recapitalization Merger Agreement, the Apollo Sub Shares will be converted on a one-for-one basis into Paragon Common Stock, which will result in the ownership by the Apollo Investors of approximately 44.0% of the outstanding Paragon Common Stock after giving effect to the Mergers.

  LCA Merger Consideration. Pursuant to the election and proration procedures described below, a total of 1,905,748 shares of LCA Common Stock (referred to as the "LCA Retained Share Number") outstanding immediately prior to the Recapitalization Merger will remain outstanding after the effective time of the Recapitalization Merger (and following the GranCare Merger) as LCA Retained Shares. Each other share of LCA Common Stock outstanding immediately prior to the effective time of the Recapitalization Merger will be converted into the right to receive the LCA Cash Price of $40.50 per share. Each person who is a record holder of shares of LCA Common Stock at the LCA Election Deadline (and any holder of LCA stock options or other LCA Rights that will be cancelled and converted into the right to receive shares of LCA Common Stock immediately prior to the effective time of the Recapitalization Merger) may, by following the procedures set forth under "The Recapitalization Merger Agreement--Merger Consideration and Proration," make an LCA Stock Election to retain some or all of such shares as LCA Retained Shares. Any such election shall be subject to the proration procedures of the Recapitalization Merger Agreement described below.

  If the aggregate number of LCA Electing Shares is more than the LCA Retained Share Number of 1,905,748, then pursuant to the Recapitalization Merger Agreement (i) each share of LCA Common Stock other than LCA Electing Shares will be converted in the Recapitalization Merger into the right to receive the LCA Cash Price, (ii) each LCA Stockholder making an LCA Stock Election will be entitled to retain that number of LCA Retained Shares as is equal to the product of (x) the number of LCA Electing Shares of such LCA stockholder and
(y) a fraction, the numerator of which is the LCA Retained Share Number and the denominator of which is the aggregate number of LCA Electing Shares and
(iii) each other LCA Electing Shares held by such LCA stockholder will be converted in the Recapitalization Merger into the right to receive the LCA Cash Price.

  If the aggregate number of LCA Electing Shares is less than the LCA Retained Share Number then pursuant to the Recapitalization Merger Agreement (i) each LCA Electing Share will remain outstanding as an LCA Retained Share, (ii) in addition to such LCA Retained Shares, each LCA stockholder (including LCA stockholders who made LCA Stock Elections with respect to some, but not all, of their shares of LCA Common Stock) will be required to retain as LCA Retained Shares in the Recapitalization Merger that number of shares as is equal to the product of (x) the excess of the LCA Retained Share Number over the aggregate number of LCA Electing Shares and (y) a fraction, the numerator of which is the number of shares of LCA Common Stock (other than LCA Electing Shares) held by such LCA stockholder and the denominator of which is the aggregate number of outstanding shares of LCA Common Stock other than LCA Electing Shares, and (iii) each other share of LCA Common Stock will be converted into the right to receive the LCA Cash Price. Pursuant to this allocation procedure, if no LCA Stock Elections are made, each LCA stockholder would receive $40.50 per share in cash with respect to approximately 90.54% of such stockholder's shares and would retain approximately 9.46% of such stockholder's shares as LCA Retained Shares. Thus, under such assumption, each LCA stockholder would receive and retain in the Recapitalization Merger approximately $36.67 (90.54% of $40.50), in cash, and 0.0946 of an LCA Retained Share for each share of LCA Common Stock.

  Any LCA stockholder who would otherwise retain a fraction of an LCA Retained Share will receive a cash payment in lieu thereof.

  BECAUSE OF THE PRORATION PROCEDURES DESCRIBED HEREIN, LCA STOCKHOLDERS MAY NOT RECEIVE THE AMOUNT OF CASH AND RETAIN THE NUMBER OF SHARES OF PARAGON COMMON STOCK THAT THEY ELECT.

  GranCare Merger Consideration. Each share of GranCare Common Stock outstanding as of the effective time of the GranCare Merger will be cancelled and converted into the right to receive 0.2346 (referred to as the Exchange Ratio) of a share of Paragon Common Stock for each share of GranCare Common Stock. Any GranCare stockholder who would otherwise receive a fraction of a share of Paragon Common Stock will receive a cash payment in lieu thereof.

  Paragon Ownership. As a result of the consummation of the Mergers, the Apollo Investors will own approximately 44.0%, the existing GranCare stockholders will own approximately 41.9% and the existing LCA Stockholders will retain approximately 14.1% of the outstanding Paragon Common Stock.

  Financing. To finance the cash payments to be made to LCA stockholders in the Recapitalization Merger, refinance existing LCA and GranCare indebtedness, and pay fees and expenses, in addition to the equity investment by the Apollo Investors, Paragon will borrow approximately $690 million under the New Credit Facility and will incur approximately $500 million in Senior Subordinated Debt. See "Source and Uses of Funds."

BACKGROUND OF THE TRANSACTIONS

  In November 1996, Edward L. Kuntz, Chairman and Chief Executive Officer and a Director of LCA, and Leroy D. Williams, President, Chief Operating Officer and a Director of LCA (together, the "Management Directors") informed the other members of the LCA Board that they were working with a specified leveraged buyout firm (the "Initial LBO Firm") and expected to be in a position to make an offer to the LCA Board to acquire LCA in a leveraged buyout promptly after the LCA Board authorized the Initial LBO Firm to conduct limited diligence with respect to LCA. The Management Directors indicated that they and the Initial LBO Firm would be prepared to offer Donald C. Beaver, Vice Chairman and a director of LCA, who beneficially owns approximately 18% of the outstanding shares of LCA Common Stock, the opportunity to exchange a portion of his LCA Common Stock for an equity interest in the post-buyout entity.

  In November 1996, the LCA Board also appointed the LCA Special Committee to determine whether to make information available to the Initial LBO Firm, how to respond to any such offer that might be received and to consider other strategic alternatives that might be available to LCA. The LCA Special Committee consisted of Anthony M. Frank (Chairman), Mr. Beaver, Roger J. Bulger, Robert H. Hurlbut and Eddy J. Rogers, Jr., constituting all members of the LCA Board other than the Management Directors. Although Mr. Beaver is Vice Chairman of LCA and has an employment agreement with LCA (see "Interests of Certain Persons in the Transactions"), he is not actively involved in the day-to-day management of LCA and, prior to joining the LCA Special Committee, advised the other members that, after meeting with the Initial LBO Firm, he had decided that he would not want to be an equity participant in such proposed leveraged buyout, but would want to be treated on the same basis as other LCA stockholders.

  The LCA Special Committee retained outside counsel and on December 11, 1996 authorized the Initial LBO Firm to perform limited due diligence with respect to LCA. The LCA Special Committee subsequently retained CSFB and NationsBanc as the LCA Financial Advisors.

  On January 15, 1997, the LCA Financial Advisors made a presentation to the LCA Special Committee in which the LCA Financial Advisors described a preliminary reference range with respect to the value of LCA based on work performed and information available at that time and analyzed and discussed various strategic alternatives available to LCA. The strategic alternatives included: continuing as a publicly-traded company without any extraordinary transaction; continuing as a publicly-traded company and reevaluating strategic alternatives in one to two years; a leveraged recapitalization; divestiture of American Pharmaceutical Services, LCA's pharmaceutical services subsidiary ("APS"), to the public in an initial public offering; spinning-off APS; spinning-off both APS and American Rehabilitation Services, Inc., LCA's rehabilitation services subsidiary ("ARS"); entering into a transaction in which APS would be spun-off and the remainder of LCA would be merged with a third party in a stock-for-stock transaction; entering into a merger or sale transaction with a strategic buyer; or selling LCA to a financial buyer. Although the LCA Financial Advisors informed the LCA Special Committee that the Initial LBO Firm had indicated a price in the "low 30's," neither the price nor any other aspect of a potential offer from the Initial LBO Firm were addressed in the LCA Financial Advisors' January 15 presentation, the focus of which was the variety and consequences of the strategic alternatives available to LCA. The Initial LBO Firm's price indication was near or below the low end of the preliminary reference range described by the LCA Financial Advisors in their presentation. The LCA Special Committee considered, with the advice of the LCA Financial Advisors and counsel to the LCA Special Committee, the possible advantages and disadvantages of each strategic option. Based on the foregoing considerations and the indications of price that the Initial LBO Firm had provided to the LCA Financial Advisors, the LCA Special Committee determined to advise the Initial LBO Firm and the Management Directors that the LCA Special Committee did not wish to receive an offer from the Initial LBO Firm and determined to terminate discussions with the Initial LBO Firm. The LCA Special Committee also decided to consider further at a subsequent meeting, with input from the Management Directors, the various strategic alternatives available to LCA.

  At a January 22, 1997 meeting of the LCA Special Committee, a portion of which was also attended by the Management Directors, the LCA Special Committee determined to authorize the LCA Financial Advisors to contact a limited number of potential strategic and financial buyers (some of which had theretofore expressed interest in acquiring LCA) to ascertain if they would be interested in pursuing an acquisition transaction or other transaction involving LCA and, if so, to request that they provide an initial indication of their potential valuation of LCA. The LCA Special Committee determined that such indications of interest would provide a sense of the level of interest in LCA and assist the directors in further considering LCA's strategic alternatives, but made no decision as to whether LCA would enter into (or propose to enter into) an extraordinary transaction of any type.

  During February and March 1997, the LCA Financial Advisors contacted, or were contacted by, a total of 15 entities, including Apollo and GranCare, about their possible interest in a transaction with LCA. The entities contacted by the LCA Financial Advisors included industry participants that the LCA Financial Advisors had reason to believe might be interested in a possible transaction with LCA and certain leveraged buyout firms that in the past had expressed an interest in participating in the health care services industry. A total of six preliminary indications of value were received by the LCA Special Committee during this period.

  Following receipt of the preliminary indications of value, the LCA Special Committee authorized various parties (including GranCare) to conduct limited diligence and then provide a more specific non-binding proposal and price range with respect to a possible transaction with LCA. In February and March 1997, GranCare and five other parties signed customary confidentiality agreements with LCA relating to the information to be provided by LCA (which agreements, among other things, prohibited such parties from making an unsolicited acquisition proposal for LCA, or engaging in certain other activities relating to control of LCA, for a two year period).

  On March 4, 1997, LCA publicly announced that it was exploring its strategic alternatives, including the possibility of a merger or sale of LCA.

  On March 11, 1997, Apollo contacted Mr. William G. Petty, Jr., a director of GranCare and the chairman of the Finance Committee of the GranCare Board (the "GranCare Finance Committee"), to ascertain whether GranCare would be interested in participating with Apollo in a transaction in which Apollo would acquire LCA. Also on March 11, 1997, the GranCare Finance Committee, which also included Gene E. Burleson, Joel S. Kanter and Gary U. Rolle, met with GranCare's management and the GranCare Financial Advisors to review the financial elements of a potential transaction with LCA, including sources and uses of funds. On March 15, 1997, the GranCare Board met and was updated as to a possible transaction with LCA. The GranCare Board discussed the benefits of a merger with LCA, including the ability to expand and diversify its long-term care business and the potential business synergies and significant cost savings anticipated to be available by integrating the operations of the two companies. The GranCare Board also was updated on the results of the GranCare Finance Committee's meeting on March 11, 1997 and the inquiry that had been received from Apollo. The GranCare Board authorized the GranCare Finance Committee and management to enter into discussions with Apollo and identify and solicit other potential partners with respect to a transaction with LCA.

  On March 20, 1997, the GranCare Board authorized the GranCare Financial Advisors to submit on GranCare's behalf a preliminary non-binding bid indicating a range of $38 to $40 per share of LCA Common Stock. The LCA Special Committee received five non-binding proposals on March 20, 1997 (including such non-binding proposal from GranCare) ranging from a low range of $34-36 per share of LCA Common Stock to a high range of $40-42 per share of LCA Common Stock. The LCA Special Committee authorized four parties (including GranCare) to conduct more detailed diligence and submit final binding offers by May 2, 1997. The LCA Special Committee decided not to pursue discussions with the fifth bidder since the top of such bidder's range was significantly lower than the top of the range proposed by the next lowest bidder and was never reduced to writing. Prospective bidders were advised that a cash transaction would be received most favorably and that in connection with any final offer they should include, among other things, commitments for all necessary financing. Prospective bidders also were informed that no decision had been made as to whether to engage in any transaction and that LCA reserved the right to reject all offers. GranCare determined that a cash transaction would require an additional equity investment, and therefore chose to join Apollo in connection with a potential Apollo/GranCare/LCA Transaction (as defined below). Apollo and GranCare conducted due diligence on LCA, and Apollo conducted due diligence on GranCare. No other potential financial partner with whom GranCare held discussions regarding LCA was prepared to provide as much equity or was prepared to offer as high a price for LCA. All such discussions, other than with Apollo, were preliminary in nature and never progressed to the level of determining the structure of a proposed transaction.

  The GranCare Finance Committee and the GranCare Board subsequently met on April 29, 1997 and April 30, 1997, respectively, to discuss strategic alternatives for GranCare, including a possible recapitalization of LCA by Apollo followed by an LCA-GranCare merger (an "Apollo/GranCare/LCA Transaction"). The GranCare Board compared a possible Apollo/GranCare/LCA Transaction to a theoretical range of values for other types of business or transaction alternatives available to GranCare discussed with the GranCare Financial Advisors and concluded that such a transaction would provide the greatest return to GranCare stockholders. On May 2, 1997, the GranCare Board authorized GranCare to join with Apollo in the submission of an offer (the "Initial Apollo/GranCare Offer") for an Apollo/GranCare/LCA Transaction pursuant to which LCA stockholders would receive $39.00 per share in cash for 92.5% of their shares and GranCare stockholders would receive shares of LCA Common Stock for all their outstanding shares (without a GranCare Cash Election) based on an implied $10.00 per share value of GranCare Common Stock (based on the price to be paid by Apollo for Paragon Common Stock multiplied by the proposed exchange ratio at which shares of GranCare Common Stock would be converted into Paragon Common Stock). The GranCare Board also gave the GranCare Finance

Committee the authority to increase the cash price payable to LCA stockholders in the Recapitalization Merger to as much as $40.00 per share of LCA Common Stock which would result in a decrease in such exchange ratio.

  The amount and structure of the Initial Apollo/GranCare Offer was determined by Apollo and GranCare in consultation with their accounting advisors and the GranCare Financial Advisors and was based on a price that (i) would be acceptable to LCA, (ii) would allow Apollo to receive an appropriate return on its investment through its ownership of Paragon Common Stock and (iii) would result in the GranCare stockholders receiving Paragon Common Stock based upon an exchange ratio that, in a tax-free transaction, presented a substantial premium over recent reported sales prices of the GranCare Common Stock. The Recapitalization Merger involves a purchase of shares of Paragon Common Stock by the Apollo Investors for $40.50 per share in cash. The Initial Apollo/GranCare Offer was structured so that the Recapitalization Merger would be treated as a recapitalization for accounting purposes. This would result in a carryover basis for the LCA assets, while the basis in the GranCare assets would be their fair market value following the GranCare Merger. A cash purchase by GranCare of all the LCA Common Stock instead of constituting a recapitalization would have required the LCA assets to be "written-up" to their fair market value, creating a substantial amount of additional goodwill that would adversely affect New LCA's earnings in the future.

  On May 2, 1997, LCA received the Initial Apollo/GranCare Offer and two other offers. One of the two other bidders was a company affiliated with leveraged buyout firm. This firm agreed together with another major leveraged buyout firm, to provide a substantial amount of equity capital. This bidder also arranged for debt commitment letters from such other major leveraged buyout firm and another major institutional lender in respect of additional debt capital that would be required to complete its proposed transaction. This offer included a proposal of $36 in cash per share of LCA Common Stock. The third bidder (the "Other Bidder") was a major leveraged buyout firm which agreed to contribute a substantial amount of capital and had arranged for debt commitment letters from major institutional lenders in respect of additional debt capital that would be required to complete its proposed transaction. The Other Bidder made two alternative proposals (the "Other Bidder's Final Offers"): (a) to acquire all outstanding shares of LCA Common Stock in a tender offer and merger for $38.00 per share in cash, or (b) if Mr. Beaver would agree to retain approximately 390,000 shares of his LCA Common Stock, to acquire all other shares of LCA Common Stock for $38.50 per share in cash. All three bidders' offers were reviewed preliminarily by the LCA Special Committee on May 2, 1997. The LCA Special Committee authorized the LCA Financial Advisors and counsel to the LCA Special Committee to have further discussions and negotiations with representatives of Apollo/GranCare and with representatives of the Other Bidder and determined not to pursue discussions with respect to the lowest offer.

  Between May 3 and May 5, 1997, negotiations took place among LCA, Apollo and GranCare, during which Apollo indicated that it would be prepared to increase the cash price payable to LCA stockholders pursuant to the Initial Apollo/GranCare Offer to $40.00 per share of LCA Common Stock and GranCare indicated that the GranCare Board was likely to approve such an increase. Subsequently, Apollo and the GranCare Finance Committee authorized the cash consideration in the proposed recapitalization merger to be increased to $40.00 per share for 93% of the outstanding shares of LCA Common Stock. On May 6, the GranCare Finance Committee met by telephone with representatives of Apollo and the GranCare Financial Advisors and determined that the contemplated transactions presented the best return reasonably available to the GranCare stockholders at a price per share of LCA Common Stock of up to $41.00 (the cash price to be received by LCA stockholders and the price at which Apollo would purchase shares). The GranCare Finance Committee also concluded that the implied $10.00 per share exchange value for the GranCare Common Stock (based upon the cash consideration of $40.00 to $41.00 per share to be paid by Apollo for the Paragon Common Stock multiplied by the proposed exchange ratio) represented a significant premium over the then current trading price of the GranCare Common Stock. On May 7, 1997, the day prior to the public announcement of the Transactions, the last reported sales prices of the GranCare Common Stock and the LCA Common Stock on the New York Stock Exchange were $7.75 and $36.50 per share, respectively. On the basis of $40.50 cash consideration per share of LCA Common Stock being paid by the Apollo Investors and the then proposed 0.2469 exchange ratio, the implied exchange value per share of GranCare Common Stock was $10.00, which represented a 29% premium

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

over the $7.75 price of the GranCare Common Stock on May 7, 1997, and a premium over the closing prices of the GranCare Common Stock, which ranged from $7.625 and $8.50, during the thirty-day period preceding the announcement of the Mergers.

  Following such discussions and negotiations by LCA with Apollo/GranCare and discussions and negotiations by LCA with the Other Bidder, including negotiations of the proposed merger agreements and of proposed definitive agreements with the Other Bidder, the LCA Board and the GranCare Board met separately on May 7, 1997. At the GranCare Board meeting, the GranCare Board reviewed in detail with GranCare's management, legal advisors and the GranCare Financial Advisors the terms of the transactions as then proposed (in which each outstanding share of GranCare Common Stock would be exchanged for 0.2469 of a share of Paragon Common Stock) and authorized the cash price per share of LCA Common Stock payable in the Recapitalization Merger to be increased to $40.50 per share of LCA Common Stock as had already been approved by Apollo. The GranCare Board directed Smith Barney to communicate that revised offer on behalf of Apollo and GranCare to CSFB on behalf of LCA, during the course of the LCA Board meeting described below. In the alternative, as discussed below, Apollo and the GranCare Board authorized the cash price (and price per share to be paid by Apollo) in the proposed recapitalization merger to be increased to $41.00 per share of LCA Common Stock if no Standby Senior Subordinated Credit Facility was required to be obtained.

  At its May 7, 1997 meeting, the GranCare Board reviewed the material terms of the proposed merger agreements and its fiduciary duties in connection with such proposed transactions with its outside counsel. The GranCare Financial Advisors rendered their respective oral opinions (which opinions were subsequently confirmed by delivery of written opinions dated May 7, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the then proposed 0.2469 per share exchange ratio was fair to holders of GranCare Common Stock from a financial point of view. After full discussion of the terms of the proposed transactions and the Third Party Proposal to GranCare described below, and considering the advice of the GranCare Financial Advisors and the advice of GranCare's outside counsel, the GranCare Board unanimously approved the original GranCare Merger Agreement and the transactions contemplated thereby.

  At an LCA Board meeting held on May 7, 1997, the LCA Board, with the information, analysis and advice supplied by the LCA Financial Advisors, counsel to the LCA Special Committee (which acted as special counsel to the LCA Board) and other LCA outside counsel, discussed in detail and evaluated the offers (as revised to date) received from both Apollo/GranCare and from the Other Bidder and briefly reviewed the various other strategic alternatives available to LCA as discussed at the January 15 and January 22, 1997 LCA Special Committee meetings. The LCA Board decided not to pursue the other strategic alternatives available to LCA since the LCA Board continued to believe, based on the presentations made by the LCA Financial Advisors, that the value to be obtained by LCA stockholders in the Transactions or pursuant to the Other Bidder's Final Offers, would exceed the values likely to be received by LCA stockholders if any of the other strategic alternatives were pursued.

  At the LCA Board meeting, Mr. Kuntz reported that (with the prior approval of the Chairman of the LCA Special Committee after consultation with the LCA Special Committee's counsel and the LCA Financial Advisors) he had met the previous day with Apollo and with the Other Bidder and had discussed with each of them his potential management role following a transaction, and stated that no agreement or understanding had been reached with either of the bidders. Mr. Beaver also reported on meetings that he had held (with the same prior approval) the prior day with Apollo and with the Other Bidder and stated that he had reached no agreement with either of the bidders. The LCA Financial Advisors informed the LCA Board that the Other Bidder had indicated that the Other Bidder's Final Offers represented its final offers.

  In response to further efforts during the course of the concurrent May 7 LCA Board and GranCare Board meetings by the LCA Financial Advisors to attempt to have Apollo/GranCare further increase their offer, a representative of Smith Barney, as instructed by Apollo/GranCare, informed CSFB that if LCA would eliminate the requirement that all necessary financing be committed and not require Apollo/GranCare to obtain (and thus be in a position to utilize) a commitment from CMB for the Standby Senior Subordinated Credit Facility, Apollo/GranCare would be prepared to increase the LCA Cash Price in the proposed Recapitalization Merger by

$0.50 to $41.00 per share of LCA Common Stock. The LCA Board, with the advice of the LCA Financial Advisors and counsel to the LCA Special Committee and LCA's outside counsel, considered circumstances in which the Standby Senior Subordinated Credit Facility might be utilized and determined that elimination of such facility would increase the risk of non-consummation of the Transactions, and considered the potential impact of any non-consummation on LCA and the LCA stockholders. The LCA Board concluded that it was in the best interests of LCA and the LCA stockholders to require that Apollo/GranCare obtain a commitment from CMB for the Standby Senior Subordinated Credit Facility and to effect the Transactions at the $40.50 LCA Cash Price per share of LCA Common Stock in the Recapitalization Merger.

  At the May 7 LCA Board meeting after full discussion of the final Apollo/GranCare offer and the Other Bidder's Final Offers, and after considering the advice of the LCA Financial Advisors, counsel to the LCA Special Committee and LCA's outside counsel, and the oral opinions of the LCA Financial Advisors that, based upon and subject to the assumptions, limitations and qualifications set forth therein, as of the date of such opinions, the per share consideration to be received and retained in the Transactions by the LCA stockholders holding shares of LCA Common Stock prior to the Transactions (which consideration was calculated by the LCA Financial Advisors on the assumption that no LCA stockholders would make the LCA Stock Election and therefore, based on the terms then contemplated, all LCA stockholders would receive and retain per share consideration of approximately $37.665 in cash and 0.07 shares of Paragon Common Stock) was fair to such stockholders from a financial point of view, the LCA Board unanimously approved the original Merger Agreements and the transactions contemplated thereby.

  Subsequent to the commencement of the due diligence review by GranCare regarding the feasibility of entering into the Transactions with LCA, GranCare received unsolicited expressions of interest from two third parties (both healthcare industry participants listed on the NYSE) regarding the possible acquisition of all of the issued and outstanding capital stock of GranCare. One of the third parties expressed an interest in a transaction with GranCare between $10 and $12 per share, but the GranCare Finance Committee believed, after consultation with the GranCare Financial Advisors, that such third party would be unable to obtain the financing necessary to consummate such a transaction. The expressions of interest were both presented to the GranCare Board on April 30, 1997 and, following discussion, the GranCare Board instructed GranCare senior management to engage in discussions with representatives of the other third party in an attempt to ascertain the actual terms of the transaction that such third party had indicated it was prepared to propose. However, the GranCare Board was cognizant of the requirement to submit its final offer to LCA on May 6, 1997 and, as a result, on May 3, 1997 the third party was informed that to be considered, any proposal regarding a transaction with GranCare must be received by May 6, 1997.

  On May 5, 1997, representatives of the third party and GranCare, together with their respective legal and financial advisors met to commence discussions regarding the terms of a transaction to be proposed by the third party. GranCare and the third party executed a confidentiality agreement (which agreement, among other things, generally prohibited such third party from making an unsolicited acquisition proposal for GranCare or engaging in certain other activities relating to control of GranCare) and the third party was permitted to initiate a due diligence review of GranCare. In connection therewith, GranCare made available documentation regarding GranCare's operations, budgets, prospects and related matters as well as permitting representatives of the third party to engage in interviews of members of GranCare's senior management team.

  On May 6, 1997, the third party informed GranCare that it needed more time to analyze its due diligence findings prior to submitting any proposal for an acquisition transaction. During the evening of May 6, 1997, the GranCare Finance Committee met with members of GranCare's senior management, the GranCare Financial Advisors and GranCare's legal advisors to evaluate the alternatives available to GranCare. Following discussion, the GranCare Finance Committee determined that in view of the benefits expected to be realized from the Transactions (See "--Reasons for the Transactions; Recommendations of the Boards of Directors--GranCare's Reasons for the Transactions") and the requirement by LCA that final bids be received no later than May 6, 1997, GranCare was not able to provide the third party additional time to prepare its proposal. The GranCare Finance Committee, however, instructed GranCare's senior management to meet immediately with

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

representatives of the third party in an attempt to obtain a written proposal containing the specific terms of any acquisition transaction that the third party was then prepared to propose.

  Following the GranCare Finance Committee meeting, members of GranCare's senior management, together with GranCare's legal and financial advisors, met with representatives of the third party and its financial advisors. During the course of this meeting the third party was again informed that GranCare was required to submit its final bid to LCA regarding the Transactions on May 6 but had obtained an extension of such deadline until late morning on May 7, 1997. GranCare advised the third party that if it wished to pursue an acquisition transaction with GranCare, the third party would need to deliver a written proposal by 9:00 a.m. on May 7, 1997. GranCare also informed the third party that such proposal should set forth a firm price to be paid to GranCare stockholders, specify the form of consideration to be received by GranCare stockholders and, to the greatest extent possible, be free of contingencies. Finally, in view of the significant value the GranCare Board believed to be inherent in the Transactions, GranCare advised the third party that the proposal should also address the manner in which the third party would compensate GranCare for the lost opportunity in the event GranCare determined not to pursue the Transactions in favor of the any proposal submitted by the third party and subsequently the third party failed to complete its proposed transaction with GranCare.

  After 10:00 a.m. on May 7, 1997, GranCare received a proposal from the third party (the "Third Party Proposal") regarding an acquisition transaction in which GranCare stockholders would receive $12.00 cash (or cash and securities) for each share of GranCare Common Stock. The proposal indicated, however, that it was conditioned on several factors including, without limitation, satisfactory completion of due diligence and obtaining financing, the terms of which would be acceptable to the third party. The proposal also failed to address the concern of the GranCare Finance Committee regarding compensation payable to GranCare to forego the opportunity represented by the Transactions in the event the third party subsequently failed to consummate its proposed transaction with GranCare because of the failure to satisfy any contingency, including obtaining financing on terms acceptable to the third party.

  During the course of the meeting of the GranCare Board on May 7, 1997, the terms of the Third Party Proposal were presented to and discussed by the GranCare Board. Following discussion, the GranCare Board determined that the
(i) Third Party Proposal was not a definitive offer, lacked sufficient specificity and contained unacceptable contingencies such that there was significant doubt that the proposed transaction would be completed and (ii) by accepting the Third Party Proposal, GranCare would be required to abandon its efforts to complete the Transactions. On the other hand, the proposed terms of the GranCare Merger Agreement preserved GranCare's ability to accept a materially higher offer and terminate the transactions with LCA upon payment of a termination fee. The GranCare Board determined that the flexibility contained in the GranCare Merger Agreement was preferable to the Third Party Proposal, which would effectively preclude the Transactions. Based on the foregoing and in view of the significant benefits perceived to accrue from the Transactions as discussed above, the GranCare Board instructed GranCare senior management to submit to LCA the final offers of Apollo/GranCare regarding the Transactions and to terminate discussions with the third party.

  As of May 7, 1997, the parties entered into the Financing Commitment Letter and original Merger Agreements (the "Original Merger Agreements"), pursuant to which 93% of the outstanding shares of LCA Common Stock would be converted into the right to receive the LCA Cash Price and 7% of the outstanding shares of LCA Common Stock would be retained as shares of Paragon Common Stock and all the outstanding shares of GranCare Common Stock would be exchanged for shares of Paragon Common Stock at an exchange ratio of 0.2469.

  Apollo subsequently indicated a willingness to increase its level of equity investment in Paragon from $200 million to $228 million provided that certain corporate governance provisions could be established to reflect appropriately Apollo's increased level of equity commitment. GranCare determined that permitting Apollo to increase its equity participation in Paragon was desirable for several reasons, including the fact that the cash resulting from such additional equity investment could be used to establish an election (no longer included in the terms of the GranCare Merger Agreement) pursuant to which GranCare stockholders could elect in the aggregate

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

to receive $10.00 per share in cash (subject to proration) for 10% of GranCare Common Stock in connection with the GranCare Merger (the "GranCare Cash Election Option") as well as further substantiating the appropriateness of recapitalization accounting treatment for the Recapitalization Merger. Representatives of Apollo, GranCare and LCA met periodically in Atlanta, Georgia on June 4 through June 12 and negotiated revised governance provisions whereby Apollo would have the right to appoint six of Paragon's then contemplated 10 directors. Apollo was also willing to increase its equity participation since it would then be able to involve co-investors while still maintaining a significant direct level of investment for Apollo.

  On June 12, 1997, at separate meetings, the LCA Board and the GranCare Board met with their respective advisors and reviewed the proposed revisions to the Transactions and proposed amendments of the Merger Agreements. Following such discussion and analysis, and (i) receipt of updated opinions from the LCA Financial Advisors to the LCA Board that, based upon and subject to the assumptions, limitations and qualifications set forth therein, as of the date of such opinions, the per share consideration to be received and retained in the Transactions by the LCA stockholders holding shares of LCA Common Stock prior to the Transactions (which consideration was calculated by the LCA Financial Advisors on the assumption that no LCA stockholders would make the LCA Stock Election and therefore all LCA stockholders would receive and retain the then proposed per share consideration of approximately $37.665 in cash and
0.07 shares of Paragon Common Stock) was fair to such stockholders from a financial point of view, and (ii) receipt of updated opinions from the GranCare Financial Advisors to the GranCare Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the then proposed consideration to be received by the holders of GranCare Common Stock in the GranCare Merger (which at that time included the GranCare Cash Election Option) consisting of 0.2469 of a share of Paragon Common Stock for 90% of the GranCare shares and $10.00 in cash for 10% of the GranCare Common Stock, was fair, from a financial point of view, to the holders of GranCare Common Stock, the LCA Board unanimously approved the amended and restated Recapitalization Merger Agreement dated as of June 12, 1997 (the "June 12 Recapitalization Merger Agreement") and the amended and restated GranCare Merger Agreement dated as of June 12, 1997 (the "June 12 GranCare Merger Agreement," collectively with the June 12 Recapitalization Merger Agreement, the "June 12 Merger Agreements") and the GranCare Board approved the June 12 GranCare Merger Agreement. Subsequently, as of June 12, 1997, the parties executed and delivered such amended and restated Merger Agreements.

  At the June 12, 1997 meeting of the GranCare Board, the GranCare Board received a presentation from its legal advisors regarding the potential conflicts of interest that could arise regarding the four members of the GranCare Board who were also members of the Vitalink Board (Messrs. Burleson (also Vitalink's Chief Executive Officer), Kanter, Parker and Rolle). Following discussion, the GranCare Board unanimously determined to form the Merger Oversight Committee ("GranCare MOC") of the GranCare Board, which committee was comprised of all the GranCare directors other than the directors who were also members of the Vitalink Board. The GranCare MOC was delegated all of the authority of the GranCare Board, to the maximum extent permitted by Delaware law, regarding all matters related to the proposed GranCare Merger.

  In connection with the selection of Mr. Keith B. Pitts to serve as the Chief Executive Officer of Paragon, the parties agreed that it was appropriate to increase the size of Paragon's Board to 11 members and to appoint Mr. Pitts to the Paragon Board and to the nominating committee of the Paragon Board. In addition, the form of the Stockholders Agreement was revised to provide for certain rights between Apollo and the other Apollo Investors. On September 2, 1997 the GranCare MOC unanimously approved, and recommended that the full GranCare Board approve, the amendments to the June 12 GranCare Merger Agreement (which amendments deal with matters relating to the selection of Mr. Pitts and increasing the size of the Paragon Board) and on September 9, 1997, the GranCare Board met and approved the amendments to the June 12 GranCare Merger Agreement. On August 30, 1997 the LCA Board unanimously approved (with two members absent) the amendments to the June 12 Merger Agreements, which amendments with respect to the June 12 Recapitalization Merger Agreement are similar to the amendments to the June 12 GranCare Merger Agreement. At this meeting the LCA Board also determined to consent to GranCare's entering into the TRA and to join as a party to the TRA. At the LCA Board Meeting on August 30, 1997, the LCA Financial Advisors advised the LCA Board that having reviewed the TRA, the TRA would not cause the LCA Financial Advisors to change their opinion as previously issued. Subsequently, as of September 9, 1997, the parties executed and delivered amendments to the June 12 Merger Agreements.

  On September 5, 1997, Apollo contacted GranCare to discuss the effect of certain developments occurring subsequent to the execution of the June 12 GranCare Merger Agreement, principally (i) the terms of the TRA that require, before or simultaneously with the consummation of the GranCare Merger, the payment by GranCare of $18.5 million and $500,000, respectively, to Vitalink and Manor Care in connection with the termination of the Non-Competition Agreement (the "Termination Fee") (see "Certain Information Concerning GranCare--Legal Proceedings") and (ii) the financial consequences of a likely restructuring of GranCare's relationship with Health and Retirement Properties Trust, a significant GranCare landlord ("HRPT"), to be undertaken in connection with obtaining HRPT's consent to the GranCare Merger. See "Description of Financing--Treatment of Certain Existing LCA and GranCare Indebtedness--HRPT Obligations." Apollo believed that such developments would increase the costs related to consummation of the Transactions and, as a result, Apollo recommended the following adjustments to the Transactions (as described below, the "Proposed Revisions"). After preliminary discussions with GranCare regarding the Proposed Revisions, on September 8, 1997 Apollo contacted LCA to discuss these matters.

  With respect to the June 12 Recapitalization Merger Agreement, Apollo proposed that the consideration to be paid under such agreement be adjusted to increase the amount of stock to be received by LCA stockholders (while maintaining the aggregate implied value of the consideration to be received by such stockholders at $40.50 per share based on the $40.50 per share price of Paragon Common Stock being paid by the Apollo Investors in the Recapitalization Merger). Specifically, Apollo proposed that if no LCA Stock Elections are made, each LCA stockholder would receive $40.50 per share in cash with respect to approximately 90.54% (instead of 93%) of such stockholder's shares and would retain approximately 9.46% (instead of 7%) of such stockholder's shares as LCA Retained Shares.

  With respect to the June 12 GranCare Merger Agreement, Apollo proposed that the consideration to be paid under such agreement be adjusted to (i) provide for an exchange ratio of 0.2346 (instead of 0.2469) of a share of Paragon Common Stock for each outstanding share (instead of 90% of the shares) of GranCare Common Stock and (ii) eliminate the GranCare Cash Election Option (which would have paid GranCare stockholders $10.00 per share for 10% of outstanding GranCare Common Stock). The proposed adjustments would cause GranCare stockholders to receive in the GranCare Merger shares of Paragon Common Stock having an implied value of $9.50 (based on the $40.50 per share price of Paragon Common Stock being paid by the Apollo Investors in the Recapitalization Merger), a decrease of $0.50 per share in the value of the consideration to be received by GranCare stockholders as compared to the value provided for by the previous versions of the GranCare Merger Agreement.

  In order to maintain a minimum desired percentage of equity ownership interest in Paragon, Apollo also proposed to increase the Apollo Investors' equity investment from $228 million to $240 million. One effect of the proposed adjustments to the components of the consideration to be received by LCA and GranCare stockholders as well as the Apollo Investors' increased equity investment would be to increase Paragon's equity by approximately $44 million from the amount that would have resulted from the transactions as contemplated in the June 12 Merger Agreements. In addition, Apollo proposed extending the date after which any party can terminate the Merger Agreements from November 3, 1997 to November 17, 1997.

  On September 9, 1997, the GranCare Board met with its advisors and reviewed the Proposed Revisions. At the outset of such meeting, Mr. Petty explained to the GranCare Board the nature of an investment in Paragon that two healthcare funds with which Mr. Petty is affiliated are presently negotiating with Apollo and stated that in light of such potential investment, he would recuse himself from the deliberation and any formal action regarding the Proposed Revisions. See "Interests of Certain Persons in the Transactions--Certain Investments in Paragon." The GranCare Financial Advisors informed the GranCare Board that, subject to review of the final form of the GranCare Merger Agreement and certain other customary matters, the GranCare Financial Advisors would be in a position to render to the GranCare Board, prior to the execution of such amendment and restatement, their respective opinions to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the Exchange Ratio was fair to holders of GranCare Common Stock from a financial point of view. See "Opinions of GranCare Financial Advisors." The GranCare Board also determined that the implied value of $9.50 per share for the GranCare Common Stock continued to represent a significant premium over the closing prices of GranCare Common Stock, which ranged from $7.625 to $8.50 during the 30-day period preceding the announcement of the Mergers. GranCare's legal advisors noted that the elimination of the GranCare Cash Election Option would also eliminate the uncertainty associated with the fulfillment of the condition in the June 12 GranCare Merger Agreement that not more than 10% of GranCare stockholders exercise appraisal rights (as a result of the fact that the elimination of the GranCare Cash Election Option also eliminates any dissenters' rights of appraisal under the DCGL). In addition, elimination of the GranCare Cash Election Option would also allow the form of the GranCare Merger to be returned to a "reverse" merger wherein LCA Sub would merge with and into GranCare with GranCare as the surviving corporation (which was the form set forth in the Original GranCare Merger Agreement). The "reverse" merger structure was initially contemplated in order to simplify certain licensure and regulatory issues. The "forward" merger form was adopted in connection with the addition of the GranCare Cash Election Option and was memorialized in the June 12 GranCare Merger Agreement in order to retain the tax free nature of the GranCare Merger (which would not have been available in a "reverse" merger because of the GranCare Cash Election Option.) After full discussion of the Proposed Revisions proposed by Apollo and considering the advice of GranCare's Financial Advisors and legal advisors, the GranCare Board determined that even though the GranCare Merger Consideration was effectively being reduced by $0.50 per share of GranCare Common Stock, in light of the factors discussed above, including the increased costs related to consummation of the Transactions, approving the Proposed Revisions was still in the best interests of GranCare's stockholders. Accordingly, the GranCare Board approved the Proposed Revisions subject only to receiving the written opinions of the GranCare Financial Advisors to the effect described above.

  On September 12, 1997, the LCA Board (with one director absent) met with the LCA Financial Advisors and outside counsel and reviewed the Proposed Revisions. At this meeting, the LCA Financial Advisors (i) indicated that they had utilized a per share market value range of $35 to $55 for the Paragon Common Stock based on recent trading prices of LCA Common Stock and GranCare Common Stock and current publicly available information regarding the proposed Transactions, which range represented a significant discount from and a modest premium to, respectively, the market value of Paragon Common Stock implied by such trading prices, and (ii) advised the LCA Board that, based on the per share value range described above and having reviewed the terms of the Proposed Revisions, their analysis suggested that the aggregate value of the consideration to be received and retained by the LCA stockholders in the Transactions pursuant to the Proposed Revisions was substantially equal to the value of the consideration to be received and retained by such stockholders under the Transactions as proposed as of June 12, 1997, as previously approved by the LCA Board. At the meeting, after full discussion of the Proposed Revisions and after considering the advice of counsel and the advice of the LCA Financial Advisors that the Proposed Revisions would not cause the LCA Financial Advisors to change their opinions as previously issued, the LCA Board approved the Merger Agreements (as amended to reflect the Proposed Revisions) and the transactions contemplated thereby, subject to the LCA Financial Advisors confirming their advice in written opinions, On September 17, 1997, the LCA Financial Advisors rendered their written opinions to the effect that, based upon and subject to the assumptions, limitations and qualifications set forth therein, as of the date of such opinions, the per share consideration to be received and retained in the Transactions by the LCA stockholders holding shares of LCA Common Stock prior to the Transactions (which consideration was calculated by the LCA Financial Advisors on the assumption that no LCA stockholders would make the LCA Stock Election and therefore, based on the terms of the Proposed Revisions, all LCA stockholders would receive and retain per share consideration of approximately $36.67 in cash and 0.0946 shares of Paragon Common Stock) is fair to such stockholders from a financial point of view. Subsequently, as of September 17, 1997, the parties executed and delivered the amended and restated Merger Agreements as described in this Proxy Statement/Prospectus.

REASONS FOR THE TRANSACTIONS; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

  LCA Reasons for the Transactions. The LCA Board of Directors has unanimously determined that the Transactions, are fair to and in the best interests of LCA and its stockholders and recommend that holders of

LCA Common Stock vote FOR approval of the LCA Proposals. THE LCA BOARD MAKES NO RECOMMENDATION AS TO WHETHER LCA STOCKHOLDERS SHOULD OR SHOULD NOT MAKE AN LCA STOCK ELECTION. EACH LCA STOCKHOLDER SHOULD MAKE HIS OR HER OWN DECISION, IN CONSULTATION WITH HIS OR HER OWN FINANCIAL AND TAX ADVISORS, AS TO WHETHER TO MAKE AN LCA STOCK ELECTION.

  In its deliberations and in making its determination and recommendation and in authorizing the Original Merger Agreements on May 7, 1997, the LCA Board consulted with the LCA Financial Advisors and counsel to the LCA Special Committee (which acted as special counsel to the LCA Board) and LCA's outside counsel, and considered a number of factors including, among others, the following principal factors:

    (i) The LCA Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects of LCA and of changes in the health care industry, including increasing government regulation and increasing competition.

    (ii) The discussions held by the LCA Financial Advisors with various third parties potentially interested in effecting an extraordinary transaction with LCA as described under "--Background of Transactions" above, including the terms, conditions and anticipated timing of the other two offers that were received and a comparison of such terms, conditions and anticipated timing with the terms, conditions and anticipated timing of the Transactions (including the likelihood that the Other Bidder's Final Offers would be able to be consummated more quickly than the Transactions could be consummated).

    (iii) The various strategic alternatives available to LCA, including continuing without any extraordinary transaction, which alternatives are set forth under "--Background of Transactions" above.

    (iv) The presentations of the LCA Financial Advisors and their respective oral opinions that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of such opinions, the per share consideration to be received and retained in the Transactions by the LCA stockholders holding shares of LCA Common Stock prior to the Transactions is fair to such stockholders from a financial point of view. See "--Opinions of LCA Financial Advisors" for a discussion of the factors considered in rendering such opinions. The subsequent opinions dated September 17, 1997, substantially identical to the May 7, 1997 opinions except for such revisions as were necessary to reflect developments since May 7, 1997, are included as Annexes VI and VII hereto, and should be read in their entirety.

    (v) The fact that, pursuant to the Original Merger Agreements, if no LCA stockholders make an LCA Stock Election, all stockholders would receive approximately $37.665 in cash and retain 0.07 of a share of Paragon Common Stock for each share of LCA Common Stock currently owned, and the belief of the LCA Board, after consultation with the LCA Financial Advisors, that such total consideration per share of LCA Common Stock was greater than the total consideration per share of LCA Common Stock available pursuant to the other offers that had been received or the values that could otherwise likely be obtained at the present time or in the near future (including such values that might result from continuing without any extraordinary transaction). In this regard, the LCA Board noted that the Apollo Investors would be purchasing Paragon Common Stock at $40.50 per share. Assuming that the value of the LCA Retained Shares was equal to such $40.50 per share price paid by the Apollo Investors, the LCA Board noted that LCA stockholders would receive $40.50 in value for all their shares, which was substantially in excess of the price contained in the Other Bidder's Final Offers. As discussed below under "Opinions of LCA Financial Advisors," as of May 7, 1997 the LCA Financial Advisors arrived at a range of approximately $1.00 to $3.00 for each such 0.07 shares of Paragon Common Stock by utilizing a trading value analysis and a fundamental valuation analysis. The LCA Board noted that, even at the low end of this range, the value of the consideration payable in the Transactions would exceed the cash price per share payable pursuant to the Other Bidder's Final Offers.

    (vi) The fact that the Apollo Investors would be acquiring shares of Paragon Common Stock at a cash price of $40.50 per share and that, based on such valuation, the value of the Transactions would be $40.50 per share of LCA Common Stock for existing LCA stockholders, which represents a premium of approximately 11.7% over the closing market price of LCA Common Stock of $36.25 per share on May 6,

  1997, the last trading day prior to the May 7, 1997 LCA Board meeting, and approximately 57.3% over the closing market price of LCA Common Stock of $25.75 per share on December 16, 1996, the date of the first meeting between the LCA Special Committee and the LCA Financial Advisors, and represents a substantial premium over the market prices of LCA Common Stock during the second half of 1996, which prices had ranged from $21.875 per share to $27.625 per share (after trading as high as $40.50 in late February 1996). In addition, the LCA Board considered that even if the Paragon Common Stock traded following consummation of the Transactions at less than such $40.50 per share price, the per share value of the Transactions to LCA Stockholders pursuant to the Original Merger Agreements of $37.665 in cash plus 0.07 of a share of Paragon Common Stock would still represent a substantial premium to the market prices described above.

    (vii) The fact that LCA stockholders would have the right to make or not make LCA Stock Elections, which right would allow those LCA stockholders who might desire to retain more than 7% of their LCA Common Stock after the Transactions (the aggregate percentage provided for in the Original Merger Agreements) to be able to do so (subject to possible proration). The LCA Board also considered that pursuant to the Original Merger Agreements), LCA stockholders not wishing to retain any Paragon Common Stock following the Transactions might be required to retain up to 7% of their LCA Common Stock as Paragon Common Stock in the Transactions and that there could be no assurance as to the price at which such LCA Retained Shares could be sold. The LCA Board was also aware that, since LCA stockholders would receive cash in respect of 93% of their shares, their interest in Paragon would be substantially less than their existing interest in LCA and, therefore, the LCA Board did not give significant weight to GranCare's business and to the benefits and detriments of combining that business with LCA's business. The LCA Board also noted that Paragon would be highly leveraged with the risks to stockholders which are associated with such degree of leverage. See "Risk Factors--Leverage and Liquidity."

    (viii) The terms and conditions of the Merger Agreements, including the fact that consummation of the Transactions is subject, among other things, to the availability of the Financing and to the affirmative vote of the holders of a majority of the outstanding shares of GranCare Common Stock (as well as the requisite vote of the holders of the outstanding shares of LCA Common Stock on the LCA Proposals). With regard to financing, the LCA Board also considered the terms and conditions of the Financing Commitment Letter that Apollo and GranCare arranged and the risk that such conditions might not be satisfied and the financing might not be obtained, as well as the identities of the parties providing such commitments. The LCA Board also considered the provisions of the Merger Agreements that prohibit GranCare and LCA from soliciting acquisition proposals from third parties but that permit (in the case of LCA, only during the period of 45 days from the date of the Original Merger Agreements) either to respond to, or negotiate with, a third party if the applicable Board of Directors, after consultation with outside counsel, determines that it is required to do so in the exercise of its fiduciary duties. The LCA Board also considered that the Transactions would be subject to the approval by the GranCare stockholders of the GranCare Merger Proposal and took into account that there could be no assurance that such approval would be obtained. In this regard, the LCA Board also considered the provisions of the GranCare Merger Agreement that would require GranCare to pay LCA a $20 million fee (and reimburse LCA's expenses) under certain circumstances if the GranCare Board accepts a third party offer or withdraws its recommendation of the GranCare Merger or if the GranCare stockholders do not approve the GranCare Merger after a third party makes an offer to acquire GranCare and GranCare is thereafter acquired under certain circumstances, and the provisions of the Recapitalization Merger Agreement that would require LCA to pay Apollo a $20 million fee (and reimburse up to $7 million of Apollo expenses) under certain circumstances if the LCA Board accepts a third party offer or withdraws its recommendations of the LCA Proposals or if the LCA stockholders do not approve such proposals after a third party makes an offer to acquire LCA and LCA is thereafter acquired under certain circumstances.


    (ix) The substantial investment to be made by the Apollo Investors and the significant role to be played by Apollo in the governance of Paragon.

    (x) The anticipated tax treatment of the Transactions to LCA stockholders. See "The Recapitalization Merger Agreement--Certain Federal Income Tax Consequences" and "The GranCare Merger Agreement--Certain Federal Income Tax Consequences."

    (xi) The fact that both Mr. Beaver and Mr. Hurlbut, who own approximately 18% and 2%, respectively, of the outstanding LCA Common Stock, were in favor of the Transactions.

  In unanimously approving the amendments to the Original Merger Agreements on June 12, 1997 (with one director absent) and on August 30, 1997, the LCA Board consulted with counsel and the LCA Financial Advisors and considered, among other things, the following principal factors: (i) GranCare's relationship with Vitalink, the terms of the TRA and the terms of the consent that LCA proposed to give GranCare; (ii) the LCA Financial Advisors' written opinions, dated June 12, 1997, that, pursuant to the June 12 Merger Agreements and based upon and subject to the limitations, qualifications and assumptions set forth therein, as of such date, the per share consideration to be received and retained in the Transactions by the LCA stockholders holding shares of LCA Common Stock prior to the Transactions was fair to such stockholders from a financial point of view; and (iii) the governance arrangements with respect to Paragon (the proposed Paragon Charter and Bylaws and the Stockholders Agreement), the additional investment by the Apollo Investors and the anticipated makeup of Paragon's Board following the Transactions.

  In approving the Proposed Revisions and the amended and restated Merger Agreements, on September 12, 1997 the LCA Board consulted with the LCA Financial Advisors and counsel and considered, among other things: (i) the LCA Financial Advisors' advice that, based on an assumed per share market value range of $35 to $55 for the Paragon Common Stock, the aggregate value of the consideration to be received and retained by the LCA stockholders in the Transactions pursuant to the Proposed Revisions would be substantially equal to the aggregate value of the consideration to be received and retained by the LCA stockholders in the Transactions pursuant to the June 12 Merger Agreements; (ii) the LCA Financial Advisors' advice that the terms of the Proposed Revisions would not cause the LCA Financial Advisors to change their opinions as previously issued that the per share consideration to be received and retained by the LCA stockholders in the Transactions, as amended by the Proposed Revisions, was fair from a financial point of view; and (iii) the increased equity investment in Paragon by Apollo and by current LCA and GranCare stockholders pursuant to the Proposed Revisions. The LCA Board (with one director absent) voted to approve the Proposed Revisions with two directors voting against the Proposed Revisions. However, both such directors indicated that they continued to consider the Transactions (after giving effect to the Proposed Revisions) fair and in the best interests of LCA stockholders, and voted with the other directors to recommend the Transactions to the LCA stockholders.

  The foregoing discussion of the information and factors considered by the LCA Board is not intended to be exhaustive but includes all material factors considered by the LCA Board. In view of the variety of factors considered in connection with its evaluation of the Transactions, the LCA Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the LCA Board may have given different weights to different factors.

  RECOMMENDATION OF THE BOARD OF DIRECTORS OF LCA. FOR THE FOREGOING REASONS, THE BOARD OF DIRECTORS OF LCA BELIEVES THAT THE MERGERS ARE FAIR TO AND IN THE BEST INTERESTS OF LCA AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGERS AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND UNANIMOUSLY RECOMMENDS THAT THE LCA STOCKHOLDERS VOTE FOR THE APPROVAL OF EACH OF THE LCA PROPOSALS. THE BOARD OF DIRECTORS MAKES NO RECOMMENDATION AS TO WHETHER LCA STOCKHOLDERS SHOULD OR SHOULD NOT MAKE AN LCA STOCK ELECTION. EACH LCA STOCKHOLDER SHOULD MAKE HIS OR HER OWN DECISION, IN CONSULTATION WITH HIS OR HER OWN FINANCIAL AND TAX ADVISORS, AS TO WHETHER OR NOT TO MAKE AN LCA STOCK ELECTION.

  GranCare Reasons for the Transactions. At its meetings on May 7, 1997, June 12, 1997 and September 9, 1997, the Board of Directors of GranCare determined that the GranCare Merger is fair to and in the best interests of GranCare and its stockholders. Accordingly, it recommends approval of the GranCare Merger Agreement and the GranCare Merger and the other transactions contemplated thereby to the GranCare stockholders and recommends a vote FOR the approval of the GranCare Merger Proposal. In reaching this conclusion and in authorizing the execution of the amendments to the GranCare Merger Agreement, GranCare's Board of Directors consulted with GranCare's management and legal advisors and the GranCare Financial Advisors, and considered a number of factors, including the following principal factors:

    (i) the familiarity of the Board of Directors of GranCare with GranCare's business, operations and prospects and its review of the financial performance and prospects of LCA, including the prospects of Paragon after giving effect to the GranCare Merger;

    (ii) the fact that the stockholders of GranCare receiving Paragon Common Stock in the GranCare Merger would initially own, immediately after the effective time of the GranCare Merger, a substantial percentage of the outstanding shares of Paragon Common Stock and will be able to participate in a larger and more diversified long-term care and medical services company with a more diversified geographic coverage than GranCare on a stand-alone basis;

    (iii) the opinions of GranCare's Financial Advisors to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the Exchange Ratio was fair to the holders of GranCare Common Stock from a financial point of view. See "--Opinions of GranCare Financial Advisors;"

    (iv) the fact that the value of the shares of Paragon Common Stock to be received for shares of GranCare Common Stock (based on the $40.50 price per share which the Apollo Investors will pay for the shares of Paragon Common Stock acquired pursuant to the Recapitalization Merger and the Exchange Ratio of 0.2346 of a share of Paragon Common Stock for each share of GranCare Common Stock) implies that the GranCare Common Stock is valued at $9.50 per share, which represented a substantial premium over the $7.75 closing price of the GranCare Common Stock on the day before the public announcement on May 8, 1997 of the execution of the GranCare Merger Agreement and a premium over the closing prices of the GranCare Common Stock, which ranged from $7.625 to $8.50 during the thirty-day period preceding such announcement (although the GranCare Board was aware that no assurance could be given as to the price at which shares of Paragon Common Stock would actually trade);

    (v) the fact that the terms of the GranCare Merger Agreement and the Recapitalization Merger Agreement were negotiated at arm's length, including the provision in the GranCare Merger Agreement expressly permitting GranCare to terminate the GranCare Merger Agreement, subject to the payment of certain fees and expenses, in order to enter into a business combination with a third party;

    (vi) although the GranCare Board did not focus on specific amounts, an analysis of the potential business synergies and significant cost savings anticipated to be available by integrating the relative strengths of the two companies (which management preliminarily estimated at the May 7 GranCare Board meeting could approximate $9.8 million for the remainder of the first full calendar year following the Mergers, assuming that the transactions had closed on June 30, 1997), particularly in respect of customer base, geographic areas and operational strengths, thus creating opportunities for revenue and profit margin enhancement (although the GranCare Board was aware that no assurance could be given that such synergies and opportunities could be realized or the timing or amount thereof. See "Cautionary Statement Regarding Forward-Looking Statements");

    (vii) the tax free nature of the Paragon Common Stock to be received as GranCare Merger Consideration;

    (viii) the Paragon capital structure and its high degree of leverage which will reduce the flexibility of Paragon to respond to changing business and economic conditions;

    (ix) the degree of control that will be exercised by Apollo over the management and policies of Paragon; and

    (x) the belief of the GranCare Board, after consultation with counsel, that the Transactions will not violate the Non-Competition Agreement with Vitalink and Manor Care.


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

  In approving the amendments to the GranCare Merger Agreement on June 12, 1997, and September 9, 1997, the GranCare Board consulted with the GranCare Financial Advisors and outside counsel. The GranCare Board considered, in addition to the factors described above, (i) the adjustment in the form and amount of the GranCare Merger Consideration reflected in the Proposed Revisions; (ii) the increase in the costs related to consummation of the Transaction including the Termination fee, the restructuring of the HRPT relationship and obtaining the HRPT consent; (iii) the increased equity investment by Apollo Investors; (iv) the opinions of the GranCare Financial Advisors described below under "--Opinions of the GranCare Financial Advisors;" (v) the fact that the revised structure of the GranCare Merger will allow (x) the elimination of the uncertainty associated with the fulfillment of the condition in the June 12 GranCare Merger Agreement that not more than 10% of GranCare Stockholders exercise appraisal rights and (y) the simplification of certain licensure and regulatory issues arising in connection with the GranCare Merger and (vi) the governance arrangements with respect to Paragon (the proposed Paragon Charter and Bylaws and Stockholders Agreement) and the anticipated makeup of Paragon's Board of Directors following the consummation of the Transactions.

  The foregoing discussion of the information and factors considered by the GranCare Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Transactions, the GranCare Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the GranCare Board may have given different weights to different factors.

  RECOMMENDATION OF THE BOARD OF DIRECTORS OF GRANCARE. FOR THE FOREGOING REASONS, THE BOARD OF DIRECTORS OF GRANCARE BELIEVES THAT THE GRANCARE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, GRANCARE AND ITS STOCKHOLDERS AND HAS APPROVED THE GRANCARE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE GRANCARE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE GRANCARE MERGER PROPOSAL.

OPINIONS OF LCA FINANCIAL ADVISORS

 Opinion of Credit Suisse First Boston Corporation

  CSFB was retained by LCA to act as financial advisor to the LCA Special Committee. In connection with such engagement, the LCA Special Committee requested that CSFB evaluate the fairness, from a financial point of view, to the LCA stockholders holding shares of LCA Common Stock prior to the Transactions of the consideration per share of LCA Common Stock to be received and retained in the Transactions by such stockholders.

  On May 7, 1997, at a meeting of the LCA Board held to evaluate the Transactions (as originally constituted), CSFB delivered an oral opinion subsequently confirmed by delivery of a written opinion dated May 7, 1997 to the LCA Board to the effect that, based upon and subject to the assumptions, qualifications and limitations set forth therein, as of such date, the consideration per share of LCA Common Stock to be received and retained in the Transactions by the LCA stockholders holding shares of LCA Common Stock prior to the Transactions is fair to such stockholders from a financial point of view. On June 12, 1997, CSFB delivered its written opinion, dated the date thereof which was substantially identical to CSFB's May 7, 1997 opinion except for revisions to reflect the amendments to the June 12, 1997 Merger Agreements. On September 16, 1997 CSFB delivered its opinion, which is substantially identical to CSFB's June 12, 1997 opinion except for revisions to reflect the TRA, the amendments to the June 12 Merger Agreements and the Proposed Revisions. No limitations were imposed by LCA with respect to the investigations made or the procedures followed by CSFB in rendering its opinion.

  THE FULL TEXT OF THE OPINION OF CSFB, DATED SEPTEMBER 16, 1997, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CSFB, IS ATTACHED HERETO AS ANNEX VI

AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. CSFB HAS CONSENTED TO THE REPRODUCTION OF ITS FAIRNESS OPINION AS ANNEX VI AND TO THE INCLUSION OF THE SUMMARY THEREOF HEREIN. IN GIVING SUCH CONSENT, CSFB DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER SECTION 7 OF THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER, NOR DOES IT THEREBY ADMIT THAT IT IS AN EXPERT WITH RESPECT TO ANY PART OF THE REGISTRATION STATEMENT OF WHICH THIS PROXY STATEMENT/PROSPECTUS IS A PART WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER. CSFB'S OPINION WAS FOR THE INFORMATION OF THE LCA BOARD IN CONNECTION WITH THE LCA BOARD'S CONSIDERATION OF THE TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY LCA STOCKHOLDER AS TO WHAT ACTIONS SUCH STOCKHOLDER SHOULD TAKE WITH RESPECT TO, OR HOW SUCH STOCKHOLDER SHOULD VOTE ON, THE LCA PROPOSALS OR WHETHER ANY LCA STOCKHOLDER SHOULD MAKE AN LCA STOCK ELECTION. THE SUMMARY OF THE OPINION OF CSFB SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In arriving at its opinions, CSFB reviewed certain publicly available business and financial information relating to LCA, as well as: (i) the Merger Agreements; (ii) the TRA; and (iii) this Proxy Statement/Prospectus. CSFB also reviewed certain other information, including financial forecasts, provided to CSFB by LCA and met with LCA's management to discuss the business and prospects of LCA. In addition, CSFB performed a limited review of, and discussed with GranCare management and its advisors, certain publicly available and other information, including information regarding GranCare and Paragon, provided to CSFB by GranCare and its advisors. CSFB also considered certain financial and stock market data of LCA and GranCare, compared that data with similar data for other publicly held companies in businesses similar to those of LCA, GranCare and Paragon and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. CSFB also considered such other information, financial studies, analyses and investigations and financial, economic, regulatory and market criteria as it deemed relevant.

  In connection with its review, CSFB did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts, CSFB assumed that they were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of LCA's management, or GranCare's management, as the case may be, as to the future financial performance of LCA and GranCare. CSFB did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LCA or GranCare, nor were they furnished with any such evaluations or appraisals.

  CSFB's opinions were necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the dates of the respective opinions. In addition, for purposes of rendering its opinions, CSFB assumed that, in the Transactions, none of the LCA stockholders will make an LCA Stock Election and, accordingly, that all LCA stockholders will receive $40.50 in cash per LCA share for approximately 90.54% (in the September 17 opinion) 93% (in the May 7 and June 12 opinions) or of their shares of LCA Common Stock and retain 9.46% (in the September 17 opinion) approximately 7% (in the May 7 and June 12 opinions) or of their shares of LCA Common Stock (resulting in a consideration per share of LCA Common Stock of approximately approximately $36.67 and .0946% shares of Paragon Common Stock at the time of the September 17 opinion) $37.665 in cash and 0.07 shares of Paragon Common Stock at the time of May 7 and June 12 opinions and CSFB did not express any opinion regarding the price at which shares of Paragon Common Stock will trade subsequent to the Transactions.

 Opinion of NationsBanc Capital Markets, Inc.

  NationsBanc was retained by LCA to act as financial advisor to the LCA Special Committee in connection with the Transactions. In connection with such engagement, the LCA Board requested that NationsBanc evaluate the fairness, from a financial point of view, to the LCA stockholders holding shares of LCA Common Stock prior to the Transactions of the consideration per share of LCA Common Stock to be received and retained in the Transactions by the LCA stockholders.

  On May 7, 1997, at a meeting of the LCA Board held to evaluate the Transactions (as originally constituted), NationsBanc delivered an oral opinion (subsequently confirmed by delivery of a written opinion dated May 7, 1997) to the LCA Board to the effect that, subject to the assumptions, qualifications and limitations set forth therein, as of the date of the opinion, the per share consideration of LCA Common Stock to be received and retained in the Transactions by the LCA stockholders holding shares of LCA Common Stock prior to the Transactions is fair to the LCA stockholders from a financial point of view. On June 12, 1997, NationsBanc delivered its written opinion dated the date thereof, which was substantially identical to NationsBanc's May 7, 1997 opinion except for revisions to reflect the amendments to the Original Merger Agreements. On September 17, 1997 NationsBanc delivered its opinion, which is substantially identical to NationsBanc's June 12, 1997 opinion except for revisions to reflect the TRA, the amendments to the June 12 Merger Agreements and the Proposed Revisions. No limitations were imposed by LCA with respect to the investigations made or the procedures followed by NationsBanc in rendering its opinion.

  THE FULL TEXT OF THE OPINION OF NATIONSBANC, DATED SEPTEMBER 17, 1997, WHICH SETS FORTH ASSUMPTIONS, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY NATIONSBANC, IS ATTACHED HERETO AS ANNEX VII AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. NATIONSBANC HAS CONSENTED TO THE REPRODUCTION OF ITS FAIRNESS OPINION AS ANNEX VII AND TO THE INCLUSION OF THE SUMMARY THEREOF HEREIN. IN GIVING SUCH CONSENT, NATIONSBANC DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER SECTION 7 OF THE SECURITIES ACT OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER, NOR DOES IT THEREBY ADMIT THAT IT IS AN EXPERT WITH RESPECT TO ANY PART OF THE REGISTRATION STATEMENT OF WHICH THIS PROXY STATEMENT/PROSPECTUS IS A PART WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER. THE OPINION OF NATIONSBANC WAS FOR THE INFORMATION OF THE LCA BOARD IN CONNECTION WITH THE LCA BOARD'S CONSIDERATION OF THE TRANSACTIONS AND DID NOT CONSTITUTE A RECOMMENDATION TO ANY LCA STOCKHOLDER AS TO WHAT ACTIONS SUCH STOCKHOLDER SHOULD TAKE WITH RESPECT TO, OR HOW SUCH STOCKHOLDER SHOULD VOTE ON, THE LCA PROPOSALS OR WHETHER ANY LCA STOCKHOLDER SHOULD MAKE AN LCA STOCK ELECTION. THE SUMMARY OF THE OPINION OF NATIONSBANC SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In the course of rendering its opinions, NationsBanc reviewed certain publicly available business and financial information regarding LCA as well as: (i) the Merger Agreements; (ii) the TRA; and (iii) this Proxy Statement/Prospectus. NationsBanc also reviewed LCA's business plans through information provided to NationsBanc by LCA management and held a number of meetings with executive corporate, regional and divisional management of LCA, with whom NationsBanc discussed LCA and its future prospects. NationsBanc reviewed certain financial projections, and assumed that such projections were reasonably prepared in good faith on bases reflecting management's best currently available estimates and judgments as to the future financial performance of LCA. In addition, NationsBanc performed a limited review of, and discussed with GranCare management and its advisors, certain publicly available and other information regarding GranCare and Paragon provided to NationsBanc by GranCare prior to the date of the Original Merger Agreement. NationsBanc also reviewed the publicly available financial and business data and stock market performance of public companies that NationsBanc deemed generally comparable to LCA, GranCare and Paragon and considered, to the extent publicly available, the financial terms of recent acquisition transactions that NationsBanc deemed comparable to the Transactions. NationsBanc further reviewed such other financial studies and information, performed such other analyses, inquiries and investigations and took into account such other matters as NationsBanc deemed appropriate, including its assessment of general economic, market, regulatory and monetary conditions as they existed as of the date of the opinion.

  In addition, for purposes of rendering its opinions, NationsBanc assumed that, in the Transactions, none of the LCA stockholders will make an LCA Stock Election and, accordingly, that all LCA stockholders will receive $40.50 in cash per share of LCA Common Stock for approximately 90.54% (in the September 17 opinion) or 93% (in the May 7 and June 12 opinions) of their LCA shares and retain approximately 9.46% (in the September 17 opinion) or 7% (in the May 7 and June 12 opinions) of their shares of LCA Common Stock (resulting in consideration per share of LCA Common Stock of approximately $36.67 and .0946 shares of Paragon Common Stock (at the time of the September 17 opinion) or $37.665 in cash and 0.07 shares of Paragon Common Stock

(at the time of the May 7 and June 12 opinions). It should be understood that, although subsequent developments may affect its opinion, NationsBanc does not have any obligation to update, revise or reaffirm its opinion. NationsBanc expressed no opinion as to the price at which Paragon Common Stock will actually trade at any time. NationsBanc's opinion did not address the relative merits of the Transactions and the other business strategies being considered by the LCA Board, nor did it address the LCA Board decision to proceed with the Transactions. NationsBanc's opinion did not make any recommendation to any stockholder as to what actions such stockholder would take with respect to, or how such stockholder should vote on the LCA Proposals.

 Analyses Performed by the LCA Financial Advisors

  The following is a summary of the presentation by the LCA Financial Advisors at the May 7, 1997 meeting of the LCA Board of certain financial and comparative analyses, performed in connection with their respective opinions. Because each firm initiated its financial analysis independently, each of the LCA Financial Advisors rendered its own opinion to LCA. However, prior to making their May 7 presentation to the LCA Board, the LCA Financial Advisors met and agreed upon an appropriate joint presentation, which is summarized below.

  The LCA Financial Advisors arrived at a range of values for LCA by utilizing three principal valuation methodologies: a discounted cash flow analysis, a comparable company analysis and a comparable acquisition analysis. These valuation methodologies were applied to LCA as an integrated entity and to its individual operational business units (long-term care ("LTC"), ARS and APS). Based on the foregoing analyses, the LCA Financial Advisors determined an overall pre-tax enterprise reference range of $1 billion to $1.15 billion, to which the LCA Financial Advisors made a debt adjustment to determine an equity value per share reference range of $34 to $42 for LCA. Discounted cash flow analysis provides insight into the intrinsic value of a company based on projected earnings and capital requirements and the subsequent cash flows generated by the assets of the target company. Comparable company analysis analyzes a company's operating performance and outlook relative to a group of publicly traded peers to determine an implied unaffected market trading value. Comparable acquisition analysis provides a valuation range based upon financial information of companies in the same or similar industries as the target which have been acquired in selected recent transactions. No company used in the comparable company analyses described below is identical to LCA and no transaction used in the comparable acquisition analyses described below is identical to the Transactions. Accordingly, an analysis of the results of analyses described below necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value or the acquisition value of the companies to which they are being compared.

 LCA as Integrated Entity

  Discounted Cash Flow Analysis. The LCA Financial Advisors performed discounted cash flow analyses of the projected unlevered free cash flows of LCA for the fiscal years 1997 through 2001 based on (i) the internal financial projections in its three main business lines (LTC (including corporate overhead), ARS and APS) (the "Case 1 financial projections") and (ii) financial projections for LCA based on management projections, adjusted to reflect no incremental reduction of overhead, flat or declining margins, slower sales growth and no working capital investment improvements (the "Case 2 financial projections"). In conducting the discounted cash flow analysis, the LCA Financial Advisors assumed discount rates of 11.0% to 14.0% (with particular focus on discount rates of 12.0% to 13.0%) and terminal multiples of year 2001 EBITDA of 6x to 9x (with particular focus on multiples of 7x to 8x), terminal multiples of year 2001 unlevered net income of 13x to 19x (with particular focus on multiples of 15x and 17x) and terminal values at a cash flow perpetuity growth rate of 6.0% to 9.0% (with a particular focus on rates of 7.0% to 8.0%). This analysis resulted in an enterprise value range for LCA of $1.055 billion to $1.225 billion based on the Case 1 financial projections and $880 million to $1.025 billion based on the Case 2 financial projections.

  Comparable Company Analysis. The LCA Financial Advisors compared, among other things, the market values and trading multiples of LCA with the following group of long-term care companies (the "Selected

Companies"): Arbor Health Care, Beverly Enterprises, Inc., Genesis Health Ventures, Inc., GranCare, Health Care and Retirement Corporation, Horizon/CMS Healthcare Corporation, Integrated Health Services, Manor Care, Inc., Mariner Health Group, Inc., Multicare Companies, Inc., National Healthcare L.P., Regency Health Services, Inc., Summit Care Corporation, Sun Healthcare Group, Inc. and Vencor, Inc. The Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered most similar to LCA. The multiples and ratios for LCA were based on information provided by LCA management and the multiples for each of the Selected Companies were based on the most recent publicly available information or on estimates of selected investment banking firms. The LCA Financial Advisors compared adjusted market values (i.e., market value of common equity plus value of debt less cash) as multiples of latest twelve months ("LTM") revenues, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT"). CSFB's analyses of the Selected Companies indicated multiples of LTM revenue which ranged from 0.6x to 2.1x, LTM EBITDA which ranged from 6.1x to 14.4x and LTM EBIT which ranged from 8.4x to 25.3x. The LCA Financial Advisors also considered for the Selected Companies market value as a multiple of tangible book value which ranged from 0.9x to 11.9x, LTM price/earnings ("P/E") multiples which ranged from 6.3x to 24.6x, and estimated calendar year 1997 P/E multiples, which ranged from 9.9x to 21.3x. The ratio of estimated calendar year 1997 P/E to the estimated five-year growth rate ranged from 54.8% to 118.2% for the Selected Companies. The ratio of the current stock price to the LTM high price ranged from 35.3% to 104.2% for the Selected Companies. Based on such analysis, the LCA Financial Advisors determined a pre-tax enterprise value range of $900 million to $1.025 billion for LCA.

  Comparable Acquisition Analysis. The LCA Financial Advisors analyzed certain information relating to the following 24 selected transactions (target/acquiror) in the long-term care industry in reverse chronological order of announcement date since mid-1993: Northport Health Services/GranCare, Horizon/CMS Healthcare/HealthSouth, Retirement Care Associates/Sun Healthcare Group, Allegis Health Services/Mariner Health Group, Geriatric & Medical/Genesis Health Ventures, ADS Group/Multicare Companies, National Healthcare Affiliates/Genesis Health Ventures, Liberty Healthcare L.P./Regency Health Services, Glenmark Associates/Multicare Companies, McKerley Health Care Centers/Genesis Health Ventures, Evergreen HealthCare/GranCare, The Hillhaven Corporation/Vencor, Inc., The Brian Center Corporation/LCA, Nationwide Care/The Hillhaven Corporation, CSI/Mariner Health Group, People CARE Heritage/Horizon Healthcare, Providence Health Care, Inc./The Multicare Companies, Pinnacle Care Corporation/Mariner Health Group, The Mediplex Group Inc./Sun Healthcare Group Inc., Care Enterprises, Inc./Regency Health Services, Inc., Central Park Lodges/Integrated Health Services, Meridian Healthcare, Inc./Genesis Health Ventures, Greenery Rehabilitation Group/Horizon Healthcare and Vari-Care/LCA (the "Selected Transactions"). Such analysis indicated that for the Selected Transactions, excluding multiples that were not available or not meaningful, (i) adjusted purchase price (i.e., equity value plus debt and minority interest less cash) as a multiple of (a) LTM Sales ranged from 0.5x to 2.3x, (b) LTM EBITDA ranged from 7.4x to 23.6x and (c) LTM EBIT ranged from 9.4x to 68.7x and (ii) equity purchase price as a multiple of (a) LTM net income ranged from 13.2x to 39.5x and (b) LTM book value ranged from 1.4x to 11.8x. Based on such analysis, the LCA Financial Advisors determined a pre-tax enterprise value range of $1 billion to $1.25 billion.

 Operational Business Unit Analysis

  The LCA Financial Advisors applied a comparable company analysis, a comparable acquisition analysis and a discounted cash flow analysis to each of the LTC, ARS and APS operational business unit to arrive at a pre-tax enterprise reference range for each such operational business unit. After adjusting for corporate overhead, the LCA Financial Advisors determined a pre-tax enterprise reference range of $995 million to $1.225 billion based on the operational business unit analysis.

  LTC. Based on the following valuation analyses, the LCA Financial Advisors determined a pre-tax enterprise reference range of $625 million to $750 million for LTC.

  Discounted Cash Flow Analysis. The LCA Financial Advisors performed discounted cash flow analyses of the projected unlevered free cash flows of LTC for the fiscal years 1997 through 2001 based on (i) the Case 1 financial projections and (ii) the Case 2 financial projections. In conducting the discounted cash flow analysis, CSFB assumed discount rates of 11% to 14% (with particular focus on discount rates of 12% to 13%) and terminal multiples of year 2001 EBITDA of 5x to 8x (with particular focus on multiples of 6x to 7x), terminal multiples of year 2001 unlevered net income of 11x to 17x and terminal values at a cash flow perpetuity growth rate of 4.5% to 7.5%.

  Comparable Company Analysis. The LCA Financial Advisors compared, among other things, the market values and trading multiples of the Selected Companies. The LCA Financial Advisors' analyses of the Selected Companies indicated multiples of LTM revenue which ranged from 0.6x to 2.1x, LTM EBITDA which ranged from 6.1x to 14.4x and LTM EBIT which ranged from 8.4x to 25.3x. The LCA Financial Advisors also considered for the Selected Companies market value as a multiple of tangible book value which ranged from 0.9x to 11.9x, LTM P/E multiples which ranged from 6.3x to 24.6x and estimated calendar year 1997 P/E multiples which ranged from 9.9x to 21.3x. The ratio of estimated calendar year 1997 P/E to the estimated five-year growth rate ranged from 54.8% to 118.2% for the Selected Companies. The ratio of the current stock price to the LTM high price ranged from 35.3% to 104.2% for the Selected Companies.

  Comparable Acquisition Analysis. The LCA Financial Advisors analyzed certain information relating to the Selected Transactions. Such analysis indicated that for the Selected Transactions, excluding multiples that were not available or not meaningful, (i) adjusted purchase price as a multiple of (a) LTM Sales ranged from 0.5x to 2.3x, (b) LTM EBITDA ranged from 7.4x to 23.6x and (c) LTM EBIT ranged from 9.4x to 68.7x and (ii) equity purchase price as a multiple of (a) LTM net income ranged from 13.2x to 39.5x and (b) LTM book value managed from 1.4x to 11.8x.

  ARS. Based on the following valuation analysis, the LCA Financial Advisors determined a pre-tax enterprise reference range of $200 million to $250 million for ARS.

  Discounted Cash Flow Analysis. The LCA Financial Advisors performed discounted cash flow analyses of the projected unlevered free cash flows of ARS for the fiscal years 1997 through 2001 based on (i) the Case 1 financial projections and (ii) the Case 2 financial projections. In conducting the cash flow analysis, CSFB assumed discount rates of 12% to 15% (with particular focus on discount rates of 13% to 14%) and terminal multiples of year 2001 EBITDA of 6x to 9x (with particular focus on multiples of 7x to 8x), terminal multiples of year 2001 unlevered net income of 13x to 19x and terminal values at a cash flow perpetuity growth rate of 5.0% to 8.0%.

  Comparable Company Analysis. The LCA Financial Advisors compared, among other things, market values and trading multiples of the following publicly-traded rehabilitation companies: HealthSouth Rehabilitation Corporation, Novacare Inc., Rehabcare Corp. and U.S. Physical Therapy, Inc. (the "Rehabilitation Companies"). The LCA Financial Advisors' analyses of the Rehabilitation Companies indicated adjusted market values as multiples of LTM revenue which ranged from 1.1x to 3.4x, of LTM EBITDA which ranged from 8.7x to 12.7x and of LTM EBIT which ranged from 10.9x to 23.0x. For the Rehabilitation Companies, excluding multiples that were not meaningful, market value as a multiple of tangible book value ranged from 5.6x to 55.5x, LTM P/E multiples ranged from 20.0x to 29.7x, estimated calendar year 1997 P/E multiples ranged from 15.1x to 22.3x, the ratio of estimated calendar year 1997 P/E to the estimated five-year growth rate ranged from 50.3% to 126.9% and the ratio of the current stock price to LTM high price ranged from 79.2% to 103.7%.

  Comparable Acquisition Analysis. The LCA Financial Advisors analyzed certain information relating to the following ten selected transactions
(target/acquiror) in the rehabilitation industry in reverse chronological order of announcement date since mid-1993: TheraTx/Vencor, Pacific Rehabilitation & Sports Medicine/Horizon/CMS Healthcare Corporation, Professional Sports Care Management/HealthSouth Corp., Advantage Health Corp./HealthSouth Corp., Rehability/Living Centers of America, Caremark Orthopedic Services, Inc. (Caremark)/HealthSouth Corp., Rehab Systems Co. (NovaCare)/HealthSouth Corp., Relife,

Inc./HealthSouth Corp., RehabClinics/ NovaCare and Rehabilitation Hospital Corporation of America/NovaCare (the "Rehabilitation Transactions"). Such analysis indicated that for the Rehabilitation Transactions, excluding multiples that were not available, (i) adjusted market value as a multiple of
(a) LTM Sales ranged from 0.7x to 2.8x, (b) LTM EBITDA ranged from 9.0x to 29.7x and (c) LTM EBIT ranged from 11.0x to 71.9x and (ii) equity market value as a multiple of LTM net income ranged from 16.1x to 37.9x and (b) LTM book value ranged from 0.8% to 13.1%.

  APS. Based on the following valuation analyses, the LCA Financial Advisors determined a pre-tax enterprise reference range of $350 million to $425 million for APS.

  Discounted Cash Flow Analysis. The LCA Financial Advisors performed discounted cash flow analyses of the projected unlevered free cash flows of APS for the fiscal years 1997 through 2001 based on (i) the Case 1 financial projections and (ii) the Case 2 financial projections. In conducting the cash flow analysis, the LCA Financial Advisors assumed discount rates of 13% to 16% (with particular focus on discount rates of 14% to 15%) and terminal multiples of year 2001 EBITDA of 9x to 12x (with particular focus on multiples of 10x to 11x), terminal multiples of year 2001 unlevered net income of 17x to 23x and terminal values at a cash flow perpetuity growth rate of 9.0% to 12.0%.

  Comparable Company Analysis. The LCA Financial Advisors compared, among other things, market values and trading multiples of the following publicly traded institutional pharmacy companies: American Medserve Corporation, Capstone Pharmacy Services Inc., NCS Healthcare Inc., Omnicare Inc. and Vitalink Pharmacy Services (the "Pharmacy Companies"). The LCA Financial Advisors' analyses of the Pharmacy Companies indicated, excluding multiples that were not meaningful, adjusted market values as multiples of LTM revenue which ranged from 1.0x to 3.3x, of LTM EBITDA which ranged from 9.1x to 35.0x and of LTM EBIT which ranged from 12.9x to 28.2x. For the Pharmacy Companies, market value as a multiple of tangible book value ranged from 3.1x to 11.3x, LTM P/E multiples ranged from 16.7x to 50.0x, estimated calendar year 1997 P/E multiples ranged from 13.8x to 33.5x, the ratio of estimated calendar year 1997 P/E to the estimated five-year growth rate ranged from 69.1% to 134.2% and the ratio of the current stock price to LTM high price ranged from 57.9% to 81.5%.

  Comparable Acquisition Analysis. The LCA Financial Advisors analyzed certain information relating to the following six selected transactions (target/acquiror) in the institutional pharmacy industry in reverse chronological order of announcement date since August 1994: PCA (Beverly Entertainment)/Capstone Pharmacy, Owen Healthcare/ Cardinal Health Inc., TeamCare/Vitalink Pharmacy, Symphony Pharmacy Services (Integrated Health Services)/Capstone Pharmacy Services, Evergreen Pharmaceutical/Omnicare and Abbey Pharmaceutical Services/Living Centers of America (the "Pharmacy Transactions"). Such analysis indicated that for the Pharmacy Transactions, excluding multiples that were not available, (i) adjusted market value as a multiple of (a) LTM Sales ranged from 0.9x to 1.7x, (b) LTM EBITDA ranged from 6.2x to 18.8x and (c) LTM EBIT ranged from 7.2x to 28.4x and (ii) equity market value as a multiple of LTM net income ranged from 11.2x to 46.1x.

  Consideration Valuation. In analyzing the value of the consideration, the LCA Financial Advisors assumed that no LCA stockholders would make an LCA Stock Election. The LCA Financial Advisors performed their analysis based on an Apollo/GranCare bid of $40.00 in cash per share of LCA Common Stock for approximately 92.5% of the shares of LCA Common Stock. This would have caused each LCA stockholder to receive $37.00 in cash and 0.075 shares of Paragon Common Stock per present share of LCA Common Stock. During the course of the LCA Financial Advisors' May 7, 1997 presentation to the LCA Board, Apollo/GranCare's proposal was changed slightly, which the LCA Financial Advisors concluded had no negative impact on fairness. The LCA Financial Advisors thus arrived at a range of values of approximately $1.00 to $3.00 for each 0.07 share of Paragon Common Stock by utilizing a trading value analysis and a fundamental valuation analysis and assuming that the Recapitalization Merger would qualify for recapitalization accounting treatment. Under the trading value analysis, the LCA Financial Advisors projected Paragon's income statement under different scenarios and applied a P/E multiple to estimate an equity trading value. Under the fundamental

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valuation analysis, the LCA Financial Advisors added an estimated value of
LCA, GranCare and potential synergies, and subtracted estimated transaction costs to arrive at a fundamental valuation for Paragon.

  General. The summary set forth above does not purport to be a complete description of the analyses performed by the LCA Financial Advisors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The LCA Financial Advisors believe that their analyses must be considered as a whole and that selecting portions of their analyses and other factors considered by them, without considering all factors and analyses, would create an incomplete view of the process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to LCA or GranCare or the contemplated transaction. The LCA Financial Advisors did not quantify the effect of each factor upon their valuation. In performing their analyses, the LCA Financial Advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of LCA or the LCA Financial Advisors. The analyses performed by the LCA Financial Advisors are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which such businesses actually may be sold. The analyses performed were prepared solely as part of the LCA Financial Advisors' analysis of the fairness of the consideration to be received and retained in the Transactions by LCA stockholders holding shares of LCA Common Stock prior to the Transactions and were provided to the LCA Board in connection with the delivery of the LCA Financial Advisors' opinions. Because such analyses are inherently subject to uncertainty, none of LCA, the LCA Board or management, the LCA Financial Advisors or any other person assumes responsibility if future events do not conform to the judgments reflected in the respective opinion of the LCA Financial Advisors.

  Engagement of LCA Financial Advisors. The LCA Special Committee retained the LCA Financial Advisors based upon their experience and expertise. Both CSFB and NationsBanc are nationally recognized investment banking and advisory firms. CSFB and NationsBanc, as part of their respective investment banking businesses, are continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The LCA Financial Advisors have provided, and continue to provide, certain other financial advisory, investment banking and agency services to LCA and its affiliates. In the ordinary course of business, the LCA Financial Advisors and their affiliates may actively trade the debt and equity securities of both LCA and GranCare for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In addition, with the consent of the LCA Board, CSFB has agreed to act as one of the initial purchasers or co-managers of the proposed offering of Notes expected to be issued to finance the Transactions.

  Atlantic Equity Corporation ("AEC"), an affiliate of NationsBanc, owns an approximate 1.5% limited partnership interest in Apollo Investment Fund III, L.P., one of the funds under management of Apollo with respect to which AEC has no investment discretion. Accordingly, AEC will indirectly own approximately a 1.5% interest in Apollo's investment in Paragon. In addition, Apollo has indicated to NationsBanc that NationsBanc and/or its affiliates may provide certain financing relating to the Transactions.

  Pursuant to engagement letter agreements between LCA and each of the LCA Financial Advisors (the "Engagement Letters"), the LCA Financial Advisors agreed to act as financial advisors to the LCA Special Committee in connection with the Transactions and will receive fees for their services (including rendering their opinions), aggregating approximately $7 million, which will be shared equally between the two LCA Financial Advisors with $2.85 million of CSFB's fee and $3.0 million of NationsBanc's fee being contingent upon the consummation of the Transactions (or consummation of certain other types of transactions involving LCA). In addition, the Engagement Letters provide that LCA will reimburse the LCA Financial Advisors for their reasonable out-of-pocket expenses and will indemnify each of the LCA Financial Advisors against certain liabilities incurred in connection with their services.

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

OPINIONS OF GRANCARE FINANCIAL ADVISORS

 Opinion of Smith Barney Inc.

  Smith Barney was retained by GranCare to act as its financial advisor in connection with the proposed GranCare Merger. In connection with such engagement, GranCare requested that Smith Barney evaluate the fairness, from a financial point of view, to the holders of GranCare Common Stock of the consideration to be received by such holders in the GranCare Merger. On May 7, 1997, at a meeting of the GranCare Board held to evaluate the proposed GranCare Merger, Smith Barney delivered an oral opinion (subsequently confirmed by delivery of a written opinion dated May 7, 1997) to the GranCare Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the then contemplated exchange ratio was fair, from a financial point of view, to the holders of GranCare Common Stock. Smith Barney subsequently confirmed such opinion by delivery of written opinions dated June 12, 1997 (with respect to the then contemplated exchange ratio) and September 17, 1997 (with respect to the Exchange Ratio), the dates on which the amendments to the original GranCare Merger Agreement were executed. The description of Smith Barney's opinion set forth below relates to Smith Barney's opinion dated September 17, 1997.

  In arriving at its opinion, Smith Barney reviewed the GranCare Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of GranCare and certain senior officers and other representatives and advisors of LCA concerning the businesses, operations and prospects of GranCare and LCA. Smith Barney examined certain publicly available business and financial information relating to GranCare and LCA as well as certain financial forecasts and other information and data for GranCare and LCA which were provided to or otherwise discussed with Smith Barney by the respective managements of GranCare and LCA, including information relating to certain strategic implications and operational benefits anticipated to result from the GranCare Merger. Smith Barney reviewed the financial terms of the GranCare Merger in relation to, among other things: current and historical market prices and trading volumes of GranCare Common Stock and LCA Common Stock; the historical and projected earnings and other operating data of GranCare and LCA; and the capitalization and financial condition of GranCare and LCA. Smith Barney also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Smith Barney considered relevant in evaluating the GranCare Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Smith Barney considered relevant in evaluating those of GranCare and LCA. Smith Barney also evaluated the potential pro forma financial impact of the GranCare Merger on LCA. In addition to the foregoing, Smith Barney conducted such other analyses and examinations and considered such other financial, economic and market criteria as Smith Barney deemed appropriate in arriving at its opinion. Smith Barney noted that its opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Smith Barney as of the date of its opinion.

  In rendering its opinion, Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Smith Barney. With respect to financial forecasts and other information and data furnished to or otherwise reviewed by or discussed with Smith Barney, the managements of GranCare and LCA advised Smith Barney that such forecasts and other information and data were reasonably prepared reflecting the best currently available estimates and judgments of the managements of GranCare and LCA as to the future financial performance of GranCare and LCA and the strategic implications and operational benefits anticipated to result from the Mergers. Smith Barney assumed, with the consent of the GranCare Board, that the Recapitalization Merger will occur immediately prior to, or concurrently with, the consummation of the GranCare Merger in accordance with the terms of the Recapitalization Merger Agreement and as described to Smith Barney by representatives of GranCare and, to the extent relevant to the analyses of Smith Barney, evaluated LCA after giving effect to the Recapitalization Merger. Smith Barney also assumed, with the consent of the GranCare Board, that the GranCare Merger will be treated as a tax-free reorganization for federal income tax purposes. Smith Barney's opinion, as set forth therein, relates to the relative values of GranCare and LCA. Smith Barney did not express any opinion as to what the value of the New Paragon Common Stock actually will

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

be when issued to GranCare stockholders pursuant to the GranCare Merger or the price at which the Paragon Common Stock will trade or otherwise be transferable subsequent to the GranCare Merger. Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of GranCare or LCA nor did Smith Barney make any physical inspection of the properties or assets of GranCare or LCA. In connection with its engagement, Smith Barney was not requested to, and did not, generally solicit third party indications of interest in a possible acquisition of GranCare. Although Smith Barney evaluated the GranCare Merger Consideration from a financial point of view, Smith Barney was not asked to and did not recommend the specific consideration payable in the GranCare Merger, which was determined through negotiation between GranCare and LCA. No other limitations were imposed by GranCare on Smith Barney with respect to the investigations made or procedures followed by Smith Barney in rendering its opinion.

  THE FULL TEXT OF THE WRITTEN OPINION OF SMITH BARNEY DATED SEPTEMBER 17, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX VIII AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. SMITH BARNEY HAS CONSENTED TO THE INCLUSION OF ITS OPINION LETTER AS ANNEX VIII AND TO THE INCLUSION OF THE SUMMARY THEREOF HEREIN. IN GIVING SUCH CONSENT, SMITH BARNEY DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER
SECTION 7 OF THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER, NOR DOES IT THEREBY ADMIT THAT IT IS AN EXPERT WITH RESPECT TO ANY PART OF THE REGISTRATION STATEMENT OF WHICH THIS PROXY STATEMENT/PROSPECTUS IS A PART WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER. THE OPINION OF SMITH BARNEY IS DIRECTED TO THE BOARD OF DIRECTORS OF GRANCARE AND RELATES ONLY TO THE FAIRNESS OF THE GRANCARE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE GRANCARE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY GRANCARE STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE GRANCARE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF SMITH BARNEY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In preparing its opinion, Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Smith Barney's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Smith Barney made numerous assumptions with respect to GranCare, LCA, Paragon, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GranCare and LCA. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Smith Barney's opinion and analyses were only one of many factors considered by the GranCare Board in its evaluation of the GranCare Merger and should not be viewed as determinative of the views of the GranCare Board or management of GranCare with respect to the GranCare Merger Consideration or the proposed GranCare Merger.

  Selected Company Analysis. Using publicly available information, Smith Barney analyzed, among other things, the market values and trading multiples of GranCare, LCA and 22 selected publicly traded companies in the long-term care, rehabilitation and institutional pharmacy industries, consisting of (i) 14 long-term care companies: Arbor; Beverly; Extendicare; Genesis; Health Care & Retirement; Horizon/CMS; Integrated; Manor Care; Mariner; Multicare; Regency; Summit; Sun; and Vencor (the "Long-Term Care Companies"); (ii) four

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

rehabilitation companies: HEALTHSOUTH Corporation; NovaCare Corporation; RehabCare Group Inc.; and U.S. Physical Therapy, Inc. (the "Rehabilitation Companies"); and (iii) five institutional pharmacy companies: American Medserve Corporation; Capstone Pharmacy Services, Inc.; NCS Healthcare, Inc.; Omnicare, Inc.; and Vitalink Pharmacy Services, Inc. (the "Institutional Pharmacy Companies" and, together with the Long-Term Care Companies and the Rehabilitation Companies, the "Selected Companies"). With respect to the Selected Companies, Smith Barney focused primarily on the Long-Term Care Companies, the operations of which Smith Barney considered to be the most similar to those of GranCare. Smith Barney also compared the estimated market value and trading multiples of New LCA with those of the Selected Companies. Smith Barney compared market values as multiples of, among other things, estimated calendar 1997 and 1998 net income, adjusted market values (equity market value, plus total debt, minority interest and the book value of preferred stock, less cash and cash equivalents) as multiples of, among other things, latest 12 months revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA"), and adjusted enterprise values (adjusted market value, plus rents capitalized at 12.5%) as a multiple of, among other things, latest 12 months earnings before interest, taxes depreciation and amortization and rents ("EBITDAR"). Net income projections for the Selected Companies were based on estimates of selected investment banking firms and net income projections for GranCare, LCA and New LCA were based on internal estimates of the respective managements of GranCare and LCA. In the case of GranCare, net income projections were also evaluated after applying a 10% discount to management estimates in the event that such estimates are not fully realized. All multiples were based on closing stock prices as of September 12, 1997. Applying a range of multiples for the Long-Term Care Companies of estimated calendar 1997 and 1998 net income of 10.9x to 24.7x (with a median of 18.2x) and 9.6x to 20.6x (with a median of 15.3x), respectively, and latest 12 months revenue, EBITDA and EBITDAR of 0.60x to 2.50x (with a median of 1.30x), 6.2x to 14.7x (with a median of 9.5x) and 6.7x to 14.3x (with a median of 9.8x), respectively, to corresponding financial data for LCA (after giving effect to the Recapitalization Merger) and New LCA resulted in equity reference ranges for LCA and New LCA of approximately $13.84 to $150.14 per share (with a median of approximately $68.47 per share) and $9.98 to $134.74 per share (with a median of approximately $59.44 per share), respectively, as compared to the consideration payable for New LCA Common Stock in the Recapitalization Merger of $40.50 per share. Applying these multiples to corresponding financial data for GranCare resulted in an equity reference range for GranCare of approximately $5.76 to $27.97 per share (with a median of approximately $14.89 per share), as compared to the equity value implied by the GranCare Merger Consideration of $9.50 per share based on the consideration payable by Apollo for New LCA Common Stock in the Recapitalization Merger of $40.50 per share.

  Selected Merger and Acquisition Transactions Analysis. Using publicly available information, Smith Barney reviewed, among other things, the implied transaction multiples paid or proposed to be paid in the following 28 selected transactions in the long-term care industry, consisting of (acquiror/target):
Integrated Health Services, Inc./Community Care of America, Inc.; Sun Healthcare Group, Inc./Regency Healthcare Services, Inc.; Genesis Health Ventures Inc./ The Multicare Companies, Inc.; Vencor Inc./Transitional Hospitals Corp.; Sun Healthcare Group, Inc./Retirement Care Associates; HEALTHSOUTH Corporation/Horizon/CMS Healthcare Corporation; Vencor, Inc./TheraTx, Inc.; Genesis Health Ventures, Inc./Geriatric & Medical Company, Inc.; The Multicare Companies, Inc./ADS Group, Inc.; Marriott International, Inc./Forum Group, Inc.; The Multicare Companies, Inc./Concord Health Group, Inc.; Manor Care, Inc./Beverly Enterprises, Inc.; LCA/Rehability Company; GranCare/Evergreen Healthcare, Inc.; Vencor, Inc./The Hillhaven Corporation; LCA/The Brian Center Corporation; The Hillhaven Corporation/Nationwide Care, Inc.; Mariner Health Group, Inc./Convalescent Services, Inc.; Horizon Healthcare Corporation/peopleCare Heritage Group, Inc.; TheraTx, Inc./PersonaCare, Inc.; Regency Health Services, Inc./Care Enterprises, Inc.; The Multicare Companies, Inc./Providence Health Care, Inc.; Mariner Health Group, Inc./Pinnacle Care Corporation; Sun Healthcare Group, Inc./Mediplex Group, Inc.; Integrated Health Services, Inc./Central Park Lodges; Genesis Health Ventures, Inc./Meridian Healthcare Group, Inc.; Horizon Healthcare Corporation/Greenery Rehabilitation Group, Inc.; and LCA/Vari-Care, Inc. (the "Selected Transactions"). Smith Barney compared, among other things, transaction values as a multiple of, among other things, EBITDA, and adjusted transaction values as multiples of latest 12 months revenue and EBITDAR. All multiples for the Selected Transactions were based on information available at the time of announcement of such transaction. Applying a range of multiples for the Selected Transactions

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(excluding outliers) of latest 12 months EBITDA, revenue and EBITDAR of 7.4x to 13.9x, 1.06x to 2.60x and 7.4x to 13.9x, respectively, to corresponding financial data for LCA (after giving effect to the Recapitalization Merger) and New LCA resulted in equity reference ranges for LCA and New LCA of approximately $21.23 to $184.21 per share and $18.15 to $172.75 per share, respectively, as compared to the consideration payable by Apollo for New LCA Common Stock in the Recapitalization Merger of $40.50 per share. Applying these multiples to corresponding financial data for GranCare resulted in an equity reference range for GranCare of approximately $8.05 to $42.24 per share, as compared to the equity value implied by the GranCare Merger Consideration of $9.50 per share based on the consideration payable by Apollo for New LCA Common Stock in the Recapitalization Merger of $40.50 per share.

  No company, transaction or business used in the "Selected Company Analysis" or "Selected Merger and Acquisition Transactions Analysis" as a comparison is identical to GranCare, LCA, New LCA or the GranCare Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, the Selected Transactions or the business segment, company or transaction to which they are being compared.

  Discounted Cash Flow Analysis. Smith Barney performed discounted cash flow analyses of the projected free cash flows of GranCare, LCA (after giving effect to the Recapitalization Merger) and New LCA for the fiscal years 1998 through 2002 based on internal estimates of the managements of GranCare and LCA and assuming certain cost savings and other potential synergies anticipated by such managements to result from the GranCare Merger were achieved. The stand-alone discounted cash flow analyses of GranCare, LCA and New LCA were determined by (i) adding (x) the present value of the projected free cash flows of such companies over the five-year period from 1998 to 2002 and (y) the present value of the estimated terminal values of such companies in year 2002 and (ii) subtracting the current net debt of such companies. The range of estimated terminal values at the end of the five-year period was calculated by applying terminal multiples ranging from 8.0x to 9.0x to the projected 2002 EBITDA of such companies, representing the estimated values of such companies beyond the year 2002. Estimated cash flows and terminal values were discounted to present value using discount rates ranging from 13.0% to 15.0%, with particular focus on a discount rate of 14.0%. Based on such terminal value multiples and a discount rate of 14.0%, this analysis resulted in equity reference ranges for LCA and New LCA of approximately $63.63 to $79.49 per share and $59.55 to $74.35 per share, respectively, as compared to the consideration payable for LCA Common Stock in the Recapitalization Merger of $40.50 per share. Utilizing these terminal value multiples and a 14.0% discount rate with respect to GranCare resulted in an equity reference range for GranCare of approximately $10.87 to $13.34 per share, as compared to the equity value implied by the GranCare Merger Consideration of $9.50 per share based on the consideration payable by Apollo for New LCA Common Stock in the Recapitalization Merger of $40.50 per share.

  Contribution Analysis. Smith Barney analyzed the respective contributions of GranCare and LCA (after giving effect to the Recapitalization Merger) to the estimated revenue, EBITDAR, EBITDA and net income of New LCA for fiscal years 1997 through 2001 based on internal estimates of the managements of GranCare and LCA, both before and after giving effect to certain cost savings and other potential synergies anticipated by such managements to result from the GranCare Merger. This analysis indicated that (i) before giving effect to such cost savings and other potential synergies, in fiscal year 1997, GranCare would contribute approximately 40.1% of revenue, 36.9% of EBITDAR, 32.8% of EBITDA and 42.0% of net income, of New LCA, with such percentages decreasing in fiscal year 2001 to approximately 38.2% of revenue, 35.8% of EBITDAR, 33.0% of EBITDA and 35.5% of net income and (ii) after giving effect to such cost savings and other potential synergies and assuming all such cost savings and other potential synergies were fully attributable to LCA, in fiscal year 1997, GranCare would contribute approximately 40.1% of revenue, 36.9% of EBITDAR, 32.8% of EBITDA and 42.0% of net income, of New LCA, with such percentages decreasing in fiscal year 2001 to approximately 38.2% of revenue, 33.4% of EBITDAR, 30.2% of EBITDA and 29.8% of net income. Based on the GranCare Merger Consideration, immediately following consummation of the GranCare Merger, stockholders of GranCare and LCA (including Apollo after giving to the Recapitalization Merger) would own approximately 41.9% and 58.1%, respectively, of New LCA.


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

  Pro Forma Merger Analysis. Smith Barney analyzed certain pro forma effects resulting from the GranCare Merger, including, among other things, the impact of the GranCare Merger on GranCare's projected EPS for fiscal years 1997 through 2001 relative to GranCare on a stand-alone basis, based on internal estimates of the managements of GranCare and LCA and assuming certain cost savings and other potential synergies anticipated by such managements to result from the GranCare Merger were achieved. The results of the pro forma merger analysis suggested that the GranCare Merger could be dilutive to GranCare's EPS in fiscal 1997 and accretive to GranCare's EPS in fiscal years 1998 through 2001 relative to GranCare on a stand-alone basis. The actual results achieved by Paragon may vary from projected results and the variations may be material.

  Exchange Ratio Analysis. Smith Barney compared the GranCare Merger Consideration with the historical ratio of the daily closing prices of GranCare Common Stock and LCA Common Stock during the period February 13, 1997 (the date of the Distribution) through May 7, 1997 (the last trading day prior to public announcement of the Mergers). The median exchange ratios of the daily closing prices of one share of GranCare Common Stock to one share of LCA Common Stock during such period was 0.2389, as compared to the GranCare Merger Consideration of 0.2346.

  Premium Analysis. Smith Barney analyzed the implied premium payable with respect to the GranCare Common Stock in the GranCare Merger and the premiums paid in the following 17 selected mergers of equals transactions: Morgan Stanley Group, Inc./Dean Witter Discover & Co.; Health Systems International, Inc./Foundation Health Corporation; Office Depot Inc./Staples Inc.; NYNEX Corporation/Bell Atlantic Corporation; Chase Manhattan Corp./Chemical Banking Corp.; Southwestern Public Service Company/Public Service Company of Colorado; First Chicago Corporation; (Illinois)/NBD Bancorp (Michigan); First Financial Management Corporation/First Data Corporation; FirstFed Michigan Corporation/Charter One Financial Inc.; Northern States Power Company/Wisconsin Energy Corporation; ALC Communications/Frontier Corporation; The Hillhaven Corporation/Vencor, Inc.; Lockheed Corporation/Martin Marietta Inc.; Kendall International Inc./Tyco International Inc.; Mediplex Group, Inc./Sun Healthcare Corporation; HCA Hospital Corporation/Columbia Healthcare Corporation; and Advanced Telecommunications/LDDS Communications. The mean and median premiums paid in such transactions based on the closing stock price of the acquired company one day prior, 30 days prior, and 90 days prior, to public announcement of the transaction were approximately 13.9% (mean) and 12.6% (median) one day prior, approximately 21.8% (mean) and 19.9% (median) 30 days prior, and approximately 23.8% (mean) and 23.1% (median) 90 days prior, to public announcement of the transaction, as compared to the implied premium payable in the GranCare Merger one day prior, 30 days prior, and 90 days prior, to public announcement of the GranCare Merger of approximately 29.0%, 17.6% and 14.3%, respectively, based on closing stock prices of GranCare Common Stock as of such dates and the consideration payable for New LCA Common Stock in the Recapitalization Merger.

  Other Factors and Comparative Analyses. In rendering its opinion, Smith Barney considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) historical and projected financial results of GranCare and LCA and projected financial results of New LCA; (ii) theoretical per share values of Paragon Common Stock, theoretical per share values of GranCare Common Stock under various business and transaction alternatives, and potential rates of returns on an investment in GranCare Common Stock assuming the Transactions occur;
(iii) the history of trading prices and volume for GranCare Common Stock and LCA Common Stock and the relationship between movements of such common stock and movements of the common stock of the Long-Term Care Companies; and (iv) selected published analysts' reports on GranCare and LCA, including growth rate estimates of such analysts with respect to GranCare and LCA.

  Pursuant to the terms of Smith Barney's engagement, GranCare has agreed to pay Smith Barney for its services in connection with the GranCare Merger an aggregate financial advisory fee of $3.0 million, $2.5 million of which is contingent upon the consummation of the Transactions. GranCare has also agreed to reimburse Smith Barney for travel and other out-of-pocket expenses incurred by Smith Barney in performing its services, including the fees and expenses of its legal counsel, and to indemnify Smith Barney and related persons against

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certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement.

  Smith Barney has advised GranCare that, in the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of GranCare and LCA for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Smith Barney has in the past provided investment banking and financial advisory services to GranCare and LCA unrelated to the proposed Mergers, and may participate in the financing for the Recapitalization Merger, for which services Smith Barney has received or would receive compensation. In addition, Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with GranCare and LCA.

  Smith Barney is an internationally recognized investment banking firm and was selected by GranCare based on its experience, expertise and familiarity with GranCare and its business. Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

 Opinion of Chase Securities Inc.

  GranCare engaged Chase as financial advisor in connection with the proposed GranCare Merger after giving effect to the Recapitalization Merger. On September 15, 1997, Chase delivered a written opinion (the "Chase Opinion") to the GranCare Board that, as of such date and subject to the assumptions made, general procedures followed, factors considered and limitations on the review undertaken set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of GranCare Common Stock.

  THE FULL TEXT OF THE CHASE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CHASE IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX IX AND IS INCORPORATED HEREIN BY REFERENCE. CHASE HAS CONSENTED TO THE INCLUSION OF ITS OPINION LETTER AS ANNEX IX AND TO THE INCLUSION OF THE SUMMARY THEREOF HEREIN. IN GIVING SUCH CONSENT, CHASE DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER SECTION 7 OF THE SECURITIES ACT, OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER, NOR DOES IT THEREBY ADMIT THAT IT IS AN EXPERT WITH RESPECT TO ANY PART OF THE REGISTRATION STATEMENT OF WHICH THIS PROXY STATEMENT/PROSPECTUS IS A PART WITHIN THE MEANING OF THE TERM "EXPERTS" AS USED IN THE SECURITIES ACT OR THE RULES AND REGULATIONS OF THE COMMISSION THEREUNDER. THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE CHASE OPINION. HOLDERS OF GRANCARE COMMON STOCK ARE URGED TO READ THE CHASE OPINION CAREFULLY AND IN ITS ENTIRETY. TERMS DEFINED HEREIN SHALL HAVE SUCH MEANING SOLELY FOR PURPOSES OF THIS SUMMARY OF THE CHASE OPINION.

  In connection with its opinion, Chase reviewed and analyzed, among other things: (i) a draft of an amendment and restatement of the GranCare Merger Agreement containing the Proposed Revisions, subsequently dated as of September 17, 1997; (ii) a draft of an amendment and restatement of the Recapitalization Merger Agreement containing the Proposed Revisions, subsequently dated as of September 17, 1997; (iii) publicly available business and financial information concerning GranCare and LCA that Chase deemed relevant to GranCare and LCA and the respective industries in which they operate; and (iv) certain internal non-public financial and operating data provided to Chase by the managements of GranCare and LCA relating to GranCare and LCA (before and after giving effect to the Recapitalization Merger and the GranCare Merger), including information provided by such managements and by Apollo relating to the capitalization of Paragon after giving effect to the Recapitalization Merger and certain forecast and projection information as to future financial results of such businesses and information concerning the expected business, operational and strategic benefits of the Mergers, including the level of synergies reasonably obtainable. Chase also had discussions with members of the senior managements of GranCare, LCA and Apollo concerning the operations, historical financial statements and future prospects of GranCare and LCA, before and after giving effect to the Mergers, as well as their views of the business, operational and strategic benefits and other implications of the Mergers, including the level of synergies reasonably obtainable as well as such other matters as deemed

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necessary and appropriate. Chase also compared the financial and operating performance of GranCare and LCA with publicly available information concerning certain other companies Chase deemed comparable, reviewed the relevant historical stock prices and trading volumes of the GranCare Common Stock, the LCA Common Stock and certain publicly traded securities of such other companies, reviewed the financial terms of certain recent business transactions it deemed reasonably comparable to the GranCare Merger and otherwise relevant to its inquiry and made such other analyses and examinations as it deemed necessary or appropriate.

  Chase assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for it, or publicly available for purposes of its opinion and further relied upon the assurances of the managements of GranCare and LCA that they were not aware of any facts that would make such information inaccurate or misleading. Chase did not make or obtain any independent evaluations or appraisals of the assets or liabilities of GranCare or LCA and did not conduct a physical inspection of the properties and facilities of GranCare or LCA. Chase assumed that the financial forecast and projection information provided to it by GranCare and LCA as well as the information concerning the expected business, operational and strategic benefits of the Mergers had been reasonably determined on bases reflecting the best currently available estimates and judgments of the managements of GranCare and LCA, as the case may be, as to the future financial performance of GranCare and LCA (before and after giving effect to the Mergers), as the case may be. Chase expressed no view as to such forecast, projection or benefits information or the assumptions on which they were based. Chase assumed that the GranCare Merger will be accounted for on a purchase basis and that the receipt of shares of Paragon Common Stock in the GranCare Merger will be tax-free to each of GranCare and LCA and their respective stockholders. Chase relied as to all legal, accounting and tax matters with respect to the Mergers on legal counsel and accountants to GranCare. Chase was not requested to and did not generally solicit offers from third parties to acquire all or part of GranCare.

  In arriving at its opinion, Chase assumed in all respects material to its analysis that the representations and warranties of each party to the Merger Agreements contained therein are true and correct, that each party to the Merger Agreements will perform all of the covenants and agreements required to be performed by such party under such agreements and that all conditions to the consummation of the GranCare Merger will be satisfied without waiver thereof. Chase also assumed that all material governmental, regulatory or other consents and approvals will be obtained in connection with the Mergers and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either GranCare or LCA is a party as contemplated by the Merger Agreements, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits of the GranCare Merger to the holders of GranCare Common Stock. Chase based its opinion on market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion.

  Chase was not requested to and did not make any recommendation to the GranCare Board as to the form or amount of the consideration to be paid in the GranCare Merger, which was determined through arm's-length negotiations between GranCare and LCA. In arriving at its opinion, Chase did not render an opinion as to the likely trading range for the GranCare Common Stock or LCA Common Stock following the announcement or consummation of the GranCare Merger, but made its determination as to the fairness, from a financial point of view, of the Exchange Ratio on the basis of the financial and comparative analyses described below. The Chase Opinion was rendered for the use and benefit of the GranCare Board in its evaluation of the GranCare Merger and does not constitute a recommendation to any stockholder of GranCare as to how such stockholder should vote with respect to the GranCare Merger or the transactions related thereto. The Chase Opinion is limited to the fairness from a financial point of view to the GranCare stockholders of the Exchange Ratio in the GranCare Merger and does not express an opinion as to any aspect of the Recapitalization Merger or as to the merits of the underlying decision by GranCare to engage in the GranCare Merger. No other limitations were imposed by GranCare on Chase with respect to the investigations made or the procedures followed by Chase in rendering its opinion.

  The following is a summary of the financial analyses utilized by Chase and does not purport to be a complete description of the analyses performed by Chase. The preparation of a fairness opinion is a complex

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

process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analysis as a whole, could create an incomplete view of the processes underlying Chase's opinion. In arriving at its fairness determination, Chase considered the results of all such analyses. The analyses were prepared solely for the purposes of enabling Chase to render its opinion to the GranCare Board as to the fairness, from a financial point of view, to holders of GranCare Common Stock of the Exchange Ratio in the GranCare Merger. Analyses based upon forecasts of future results are not necessarily indicative of actual future values, which may be significantly more or less favorable than suggested by such analyses.

  Comparable Public Company Analysis. Chase reviewed certain publicly available financial and operating data of selected publicly traded long-term care companies to determine a range of multiples for such companies.

  To determine a reference range of values for LCA, Grancare, and Paragon, the selected long-term care companies (collectively, the "Comparable Group") were Advocat Inc. ("Advocat"), Arbor Health Care Company ("Arbor"), Beverly Enterprises, Inc. ("Beverly"), Extendicare Inc. ("Extendicare"), Genesis Health Ventures, Inc. ("Genesis"), Harborside Healthcare Corporation ("Harborside"), Health Care and Retirement Corporation ("Health Care and Retirement"), Integrated Health Services, Inc. ("Integrated"), Manor Care, Inc. ("Manor Care"), Mariner Health Group, Inc. ("Mariner"), National HealthCare L.P. ("National HealthCare"), Summit Care Corporation ("Summit"), Sun Healthcare Group, Inc. ("Sun"), Unison Healthcare Corporation ("Unison") and Vencor, Inc. ("Vencor"). For each company in the Comparable Group, Chase calculated (i) the multiple of earnings per share ("EPS") for the latest twelve months with respect to the market price of common stock multiplied by the number of outstanding shares ("Market Value of Equity"), (ii) the multiple of 1997 estimated EPS with respect to Market Value of Equity, (iii) the multiple of 1998 estimated EPS with respect to Market Value of Equity, (iv) the multiple of earnings before interest, taxes and non-recurring items ("EBIT") for the latest twelve months with respect to Market Value of Equity plus the book value of indebtedness for borrowed money and preferred stock less cash and cash equivalents ("Adjusted Market Value"), (v) the multiple of earnings before interest, taxes, depreciation, amortization and non-recurring items ("EBITDA") for the latest twelve months with respect to Adjusted Market Value and (vi) the multiple of earnings before interest, taxes, depreciation, amortization, operating rent and non-recurring items ("EBITDAR") for the latest twelve months with respect to Adjusted Market Value plus the product of operating rent multiplied by eight ("Normalized Adjusted Market Value").

  For the Comparable Group, the following range of multiples (excluding extreme outliers) with respect to Market Value of Equity was calculated: low of 11.7x to high of 31.1x with a mean of 21.8x as a multiple of EPS for the latest twelve months, low of 11.2x to high of 24.7x with a mean of 18.2x as a multiple of EPS as estimated for the year ended December 31, 1997 and low of 9.7x to high of 20.9x with a mean of 15.9x as a multiple of EPS as estimated for the year ended December 31, 1998. For the Comparable Group, the following range of multiples (excluding extreme outliers) with respect to Normalized Adjusted Market Value was calculated: low of 7.3x to high of 13.5x with a mean of 10.2x as a multiple of latest twelve months EBITDAR. The following range of multiples (excluding extreme outliers) with respect to Adjusted Market Value was calculated: low of 6.5x to high of 13.8x with a mean of 10.6x as a multiple of latest twelve months EBITDA; and low of 8.2x to high of 18.4x with a mean of 14.5x as a multiple of latest twelve months EBIT.

  Based on the Exchange Ratio and financial information prepared by LCA, and the multiples calculated for the Comparable Group, Chase calculated a range of Adjusted Market Values for LCA. The analyses indicated an Adjusted Market Value of (i) $1,491.3 million based on a mean EBITDAR multiple of 10.2x,
(ii) $1,446.6 million based on a mean EBITDA multiple of 10.6x, (iii) $1,392.0 million based on a mean EBIT multiple of 14.5x, (iv) $1,283.3 million based on a mean multiple of EPS for the latest twelve months of 21.8x and (v) $1,257.3 million based on a mean 1997 EPS multiple of 18.2x. From such Adjusted Market Values, Chase derived a range of implied Adjusted Market Values for LCA ranging from $1,150.0 million to $1,350.0 million equating to an implied price per share on a fully diluted basis of $42.18 to $52.11.

  Based on the Exchange Ratio and financial information prepared by GranCare and the multiples calculated for the Comparable Group, Chase calculated a range of Adjusted Market Values for GranCare. The analyses

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indicated Adjusted Market Value of (i) $891.1 million based on a mean EBITDAR multiple of 10.2x, (ii) $827.6 million based on a mean EBITDA multiple of 10.6x, (iii) $835.7 million based on a mean EBIT multiple of 14.5x, and (iv) $670.4 million based on a mean 1997 EPS multiple of 18.2x. From such Adjusted Market Values, Chase derived a range of implied Adjusted Market Values for GranCare ranging from $575.0 million to $775.0 million equating to an implied price per share on a fully diluted basis of $9.21 to $17.22.

  Based on the Exchange Ratio and financial information prepared by GranCare and LCA and the multiples calculated for the Comparable Group, Chase calculated a range of Adjusted Market Values for Paragon. The analyses indicated Adjusted Market Value of (i) $2,414.9 million based on a mean EBITDAR multiple of 10.2x, (ii) $2,316.0 million based on a mean EBITDA multiple of 10.6x, and (iii) $1,814.8 million based on a mean 1998 EPS multiple of 15.9x. From such Adjusted Market Values, Chase derived a range of implied Adjusted Market Values for New LCA ranging from $1,825.0 million to $2,350.0 million equating to an implied price per share of GranCare Common Stock on a fully diluted basis of $9.70 to $18.70.

  Because of the lack of truly comparable companies due to the inherent differences between the businesses, operations and prospects of LCA, GranCare and Paragon and the businesses, operations and prospects of the companies included in the Comparable Group, Chase believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics of LCA, GranCare and Paragon and the companies in the Comparable Group that would affect the public trading values of such other companies.

  Comparable Transaction Analysis. Chase reviewed certain publicly available information regarding 18 selected long-term care industry transactions (the "Transaction Comparables") announced since January 1994. Chase analyzed the transaction prices realized in these transactions expressed as a multiple of selected operating and financial data of the acquired companies for the purpose of determining a reference range of values for LCA and GranCare. The Transaction Comparables reviewed were Integrated Health Services, Inc.'s pending acquisition of Community Care of America, Inc., Sun Healthcare Group, Inc.'s pending acquisition of Regency Health Services, Inc., Genesis Health Ventures, Inc.'s, The Cypress Group L.L.C.'s and TPG Partners II, L.P.'s pending acquisition of The Multicare Companies, Inc., HealthSouth Corporation's pending acquisition of Horizon/CMS Healthcare, Vencor, Inc.'s acquisition of TheraTx Incorporated, Genesis Health Ventures, Inc.'s acquisition of Geriatric & Medical Companies, Inc., Genesis Health Ventures, Inc.'s acquisition of National Health Care Affiliates, Inc., Mariner Health Group, Inc.'s acquisition of Regency Health Care Centers, Inc., GranCare's acquisition of Evergreen Healthcare, Inc., Vencor, Inc.'s acquisition of The Hillhaven Corporation, LCA's acquisition of Brian Center Corporation, The Hillhaven Corporation's acquisition of Nationwide Care, Inc., Mariner Health Group, Inc.'s acquisition of Convalescent Services Inc., Community Care of America, Inc.'s acquisition of MeritWest, Horizon Healthcare Corporation's acquisition of peopleCare Heritage Group, TheraTx, Incorporated's acquisition of PersonaCare, Inc., Mariner Health Group, Inc.'s acquisition of Pinnacle Care Corp. and Sun Healthcare Group, Inc.'s acquisition of The Mediplex Group, Inc. To the extent such information was publicly available for each acquired company, Chase calculated (i) multiples of EBITDA and EBIT for the latest twelve months prior to the acquisition with respect to the consideration paid plus the book value of indebtedness for borrowed money and preferred stock less cash and cash equivalents ("Transaction Value") and (ii) multiples of EBITDAR for the latest twelve months prior to the acquisition with respect to Transaction Value plus the product of operating rent multiplied by eight ("Normalized Transaction Value").

  The following range of multiples (excluding extreme outliers) with respect to Normalized Transaction Value was calculated: low of 7.9x to high of 13.2x with a mean of 10.2x as a multiple of latest twelve months pre-acquisition EBITDAR. The following range of multiples (excluding extreme outliers) with respect to Transaction Value was calculated: low of 7.9x to high of 14.8x with a mean of 10.4x as a multiple of latest twelve months pre-acquisition EBITDA; and low of 10.5x to high of 24.2x with a mean of 14.2x as a multiple of latest twelve months pre-acquisition EBIT.

  Based upon the Exchange Ratio and financial information prepared by LCA and the multiples calculated for the Transaction Comparables, Chase calculated a range of Adjusted Market Values for LCA. The analyses indicated Adjusted Market Value of (i) $1,492.9 million based on a mean EBITDAR multiple of 10.2x, (ii)

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$1,424.2 million based on a mean EBITDA multiple of 10.4x and (iii) $1,362.8 million based on a mean EBIT multiple of 14.2x. From such Adjusted Market Values, Chase derived a range of implied Adjusted Market Values for LCA ranging from $1,325.0 million to $1,425.0 million equating to an implied price per share on a fully diluted basis of $50.87 to $55.83.

  Based upon the Exchange Ratio and financial information prepared by GranCare and the multiples calculated for the Transaction Comparables, Chase calculated a range of Adjusted Market Values for GranCare. The analyses indicated Adjusted Market Value of (i) $892.1 million based on a mean EBITDAR multiple of 10.2x, (ii) $814.7 million based on a mean EBITDA multiple of 10.4x and
(iii) $818.1 million based on a mean EBIT multiple of 14.2x. From such Adjusted Market Values, Chase derived a range of implied Adjusted Market Values for GranCare ranging from $725.0 million to $825.0 million equating to an implied price per share on a fully diluted basis of $15.22 to $19.23.

  Because of the lack of truly comparable companies due to the inherent differences between the businesses, operations and prospects of LCA, GranCare, and Paragon and the businesses, operations and prospects of the companies included in the respective Transaction Comparables, Chase believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics of LCA, GranCare, and Paragon and the companies in the respective Transaction Comparables that would affect the acquisition values of such other companies.

  Discounted Cash Flow Analysis. Chase performed a discounted cash flow analysis of LCA, based upon certain financial projections provided to Chase by LCA for the years 1998 through 2002. Utilizing such projections, Chase calculated a range of values for LCA based upon the discounted net present value of the sum of (i) the projected stream of unlevered free cash flows (calculated as EBITDA less taxes less changes in working capital less capital expenditures) to LCA through the year 2002 and (ii) the projected terminal value of LCA at the year 2002 based upon a range of multiples of projected EBITDA. Chase applied discount rates ranging from 11.0% to 13.0% and terminal multiples of EBITDA ranging from 7.0x to 9.0x. Based on the foregoing, Chase calculated the implied equity value of LCA to be in a range between $43.24 and $62.05 per share.

  Chase performed a discounted cash flow analysis of GranCare based upon certain financial projections provided to Chase by GranCare for the years 1998 through 2002. Utilizing such projections, Chase calculated a range of values for GranCare based upon the discounted net present value of the sum of (i) the projected stream of unlevered free cash flows to GranCare through the year 2002 and (ii) the projected terminal value of GranCare at the year 2002 based upon a range of multiples of projected EBITDA. Chase applied discount rates ranging from 11.0% to 13.0% and terminal multiples of EBITDA ranging from 7.0x to 9.0x. Based on the foregoing, Chase calculated the implied equity value of GranCare to be in a range between $10.88 and $18.43 per share.

  Chase performed a discounted cash flow analysis of New LCA based upon certain financial projections provided to Chase by GranCare and LCA for the years 1998 through 2002. Utilizing such projections, Chase calculated a range of values for Paragon based upon the discounted net present value of the sum of (i) the projected stream of unlevered free cash flows to Paragon through the year 2002 and (ii) the projected terminal value of New LCA at the year 2002 based upon a range of multiples of projected EBITDA. Chase applied discount rates ranging from 11.0% to 13.0% and terminal multiples of EBITDA ranging from 7.0x to 9.0x. Based on the foregoing, Chase calculated the implied equity value of Paragon to be in a range between $10.81 and $21.06 per share of GranCare Common Stock.

  Contribution Analysis. Chase reviewed the estimated revenues, EBITDAR, EBITDA and EBIT for GranCare and LCA based on historical information and projections as to future financial results provided to Chase by GranCare and LCA for each respective company. Based on such review, Chase analyzed the relative financial contributions of each of GranCare and LCA to the pro forma consolidated entity for the twelve month periods ending September 30, 1998, 1999, 2000, 2001 and 2002. Based on such analysis, Chase determined that GranCare's contributions to the pro forma consolidated revenues for the twelve month periods ending

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September 30, 1998, 1999, 2000, 2001 and 2002 were 38.7%, 38.4%, 38.3%, 38.2%
and 38.3%, respectively; GranCare's contributions to the pro forma consolidated EBITDAR for the twelve month periods ending September 30, 1998, 1999, 2000, 2001 and 2002 were 33.4%, 33.1%, 33.5%, 33.8% and 34.4%, respectively; and GranCare's contributions to the pro forma consolidated EBITDA for the twelve month periods ending September 30, 1998, 1999, 2000, 2001 and 2002 were 29.1%, 29.0%, 29.9%, 30.5%, and 31.5%, respectively. Chase noted, after giving effect to the issuance of shares of Paragon Common Stock in the Mergers that LCA's stockholders would own 14.1%, the GranCare stockholders would own 41.9% and Apollo would own 44.0% of New LCA Common Stock, respectively, on a pro forma basis after giving effect to the Mergers.

  Pro Forma Merger Analysis. Chase reviewed certain financial information provided by GranCare and LCA, including projections as to future financial results of GranCare and LCA, on a stand-alone basis. Chase combined the projected operating results of GranCare with the corresponding projected operating results of LCA to arrive at the consolidated company projected net income. In performing this analysis, Chase gave effect to the GranCare Merger as if it had been consummated on September 30, 1997 and assumed that the following estimates by GranCare and LCA of synergy contributions to net income would be achieved: approximately $8.1 million for the twelve months ended September 30, 1998; approximately $16.2 million for the twelve months ended September 30, 1999; approximately $16.8 million for the twelve months ended September 30, 2000; approximately $17.6 million for the twelve months ended September 30, 2001; and approximately $18.5 million for the twelve months ended September 30, 2002. Such analysis indicated that, based on the foregoing, the GranCare Merger would be accretive to GranCare's projected net income by 1.8%, 3.1%, 4.5%, 6.7% and 8.0% for the fiscal years ending September 30, 1998, 1999, 2000, 2001 and 2002, respectively.

  Other Analyses. Chase reviewed the performance of historical trading prices and volume of GranCare Common Stock and the LCA Common Stock for certain periods, and compared such per share market price movements to the Standard & Poor's 500 Index and an index of selected publicly traded long-term care companies. Chase also analyzed the historical implied exchange ratio based on the ratio of the closing prices of GranCare Common Stock and LCA Common Stock for the period from February 13, 1997 through May 7, 1997. Chase calculated the mean historical implied exchange ratio for such period to be approximately 0.24.

  Pursuant to the terms of an engagement letter between Chase and GranCare, Chase is entitled to receive a fee of $3.0 million, $2.775 million of which is contingent upon the consummation of the GranCare Merger. In addition, GranCare has agreed to reimburse Chase for its reasonable out-of-pocket expenses, including fees and disbursements of its counsel, and to indemnify Chase against certain liabilities (including liabilities under the federal securities laws) relating to or arising out of its engagement.

  Chase, as a part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. GranCare selected Chase as its financial advisor based on Chase's experience and expertise.

  The Chase Manhattan Corporation and its affiliates, including, Chase Securities Inc., in the ordinary course of business, have, from time to time, provided, and in the future may continue to provide, commercial and investment banking services to GranCare and LCA and will provide the New Credit Facility (for which The Chase Manhattan Bank is acting as agent bank), if necessary, the Standby Subordinated Credit Facility to LCA in connection with the Mergers and is expected to make a $35 million equity investment in Paragon as one of the Apollo Investors in connection with the Mergers. In the ordinary course of business, Chase or its affiliates may trade in the debt and equity securities of GranCare and LCA for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

BUSINESS OF PARAGON FOLLOWING THE MERGERS

  After the Mergers, Paragon will be one of the largest providers of long-term care in the United States, offering a full range of post-acute and long-term care services. Paragon's management expects that the Mergers

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will allow it to "cluster" markets in select geographic areas in which LCA and
GranCare currently operate facilities and provide services. Paragon's management intends to pursue a strategy enabling Paragon to become a leading provider of specialty medical and subacute services in these "cluster" markets. This strategy includes building on its concentration of facilities, related services and its local expertise in these markets to capture additional healthcare expenditures, to negotiate more effectively with large contract payors (including managed care companies), to offer a broader range of Paragon's ancillary services to its patients and to achieve other operating efficiencies. Paragon also intends to focus its efforts on increasing the level of specialty medical and ancillary services (which generally provide higher revenues than routine nursing care) by attracting higher acuity patients. Additionally, Paragon's management has placed strategic emphasis on establishing relationships with physicians and acute care hospitals, from which a substantial portion of its patients are referred. Paragon's management believes that the concentration of facilities in discrete geographic areas, and its ability to offer contract management for subacute medical units in under-utilized acute care hospitals and for hospital rehabilitation departments, will allow it to strengthen physician and hospital relationships. Management will continue to evaluate Paragon's portfolio of long-term care centers and the services they provide and to pursue a strategy of selective acquisitions, divestitures, partnering arrangements and the construction of new facilities.

  The principal executive offices of Paragon will be located at One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346.

DELISTING AND DEREGISTRATION OF GRANCARE COMMON STOCK

  Following the consummation of the GranCare Merger, the GranCare Common Stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

RESALES OF PARAGON COMMON STOCK

  Shares of Paragon Common Stock issued in connection with the Mergers will be freely tradeable except for shares issued to the Apollo Investors or affiliates of GranCare, which will be subject to the provisions of Rule 145 promulgated under the Securities Act and such shares must be disposed of in accordance with Rule 145 or pursuant to a valid registration statement.

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                     THE RECAPITALIZATION MERGER AGREEMENT

GENERAL

  Apollo, Apollo Sub and LCA have entered into the Recapitalization Merger Agreement which provides that, subject to the satisfaction of the conditions thereof (see "--Conditions to the Consummation of the Recapitalization Merger"), Apollo Sub will be merged with and into LCA with LCA as the surviving corporation and referred to herein as Paragon. As soon as practicable after the closing under the Recapitalization Merger Agreement, a Certificate of Merger will be filed with the Secretary of State of the State of Delaware, and the time of such filing will be the effective time of the Recapitalization Merger unless otherwise provided in the Certificate of Merger.

  THE DESCRIPTION OF THE RECAPITALIZATION MERGER AGREEMENT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RECAPITALIZATION MERGER AGREEMENT, A COPY OF WHICH IS INCLUDED AS ANNEX I TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED IN ITS ENTIRETY HEREIN BY THIS REFERENCE.

APOLLO INVESTORS EQUITY INVESTMENT

  To effect the recapitalization of LCA, the Apollo Investors will immediately prior to the effective time of the Recapitalization Merger contribute not less than $240 million in cash to Apollo Sub in exchange for approximately 5.9 million shares of Apollo Sub Shares at a price of $40.50 per share. Pursuant to the terms of the Recapitalization Merger Agreement, the Apollo Sub Shares will be converted on a one-for-one basis into shares of Paragon Common Stock, which will result in the ownership by the Apollo Investors of approximately 44.0% of the outstanding Paragon Common Stock after giving effect to the Mergers.

MERGER CONSIDERATION AND PRORATION

  Pursuant to the election and proration procedures described below, a total of 1,905,748 shares of LCA Common Stock (referred to as the "LCA Retained Share Number") outstanding immediately prior to the Recapitalization Merger will remain outstanding as LCA Retained Shares after the effective time of the Recapitalization Merger (and following the GranCare Merger) as shares of Paragon Common Stock. Each other share of LCA Common Stock outstanding immediately prior to the effective time of the Recapitalization Merger will be converted into the right to receive the LCA Cash Price of $40.50 per share. Each person who is a record holder of shares of LCA Common Stock at the LCA Election Deadline of 5:00 p.m. New York City time on the business day immediately preceding the day on which the vote on the Recapitalization Merger is taken at the LCA Special Meeting (or any adjournment thereof) (and any holder of LCA stock options or other LCA Rights that will be cancelled and converted into the right to receive shares of LCA Common Stock immediately prior to the effective time of the Recapitalization Merger) may, by following the procedures set forth under "--Election Procedures" prior to the LCA Election Deadline make an LCA Stock Election to retain some or all of such shares as LCA Retained Shares. Any such election shall be subject to the proration provisions of the Recapitalization Merger Agreement described below.

  If the aggregate number of LCA Electing Shares is more than the LCA Retained Share Number of 1,905,748, then pursuant to the Recapitalization Merger Agreement (i) each share of LCA Common Stock other than LCA Electing Shares will be converted in the Recapitalization Merger into the right to receive the LCA Cash Price, (ii) each LCA stockholder making an LCA Stock Election will be entitled to retain that number of LCA Retained Shares as is equal to the product of (x) the number of LCA Electing Shares of such LCA stockholder and
(y) a fraction, the numerator of which is the LCA Retained Share Number and the denominator of which is the aggregate number of LCA Electing Shares, and
(iii) each other LCA Electing Shares held by such LCA stockholder will be converted in the Recapitalization Merger into the right to receive the LCA Cash Price.

  If the aggregate number of LCA Electing Shares is less than the LCA Retained Share Number of, then pursuant to the Recapitalization Merger Agreement (i) each LCA Electing Share will remain outstanding as a

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

LCA Retained Share, (ii) in addition to such LCA Retained Shares, each LCA stockholder (including LCA stockholders who made LCA Stock Elections with respect to some, but not all, of their shares of LCA Common Stock) will be required to retain as LCA Retained Shares in the Recapitalization Merger that number of shares as is equal to the product of (x) the excess of the LCA Retained Share Number over the aggregate number of LCA Electing Shares and (y) a fraction, the numerator of which is the number of shares of LCA Common Stock (other than LCA Electing Shares) held by such LCA stockholder and the denominator of which is the aggregate number of outstanding shares of LCA Common Stock (other than LCA Electing Shares), and (iii) each other shares of LCA Common Stock will be converted into the right to receive the LCA Cash Price. Pursuant to this allocation procedure, if no LCA Stock Elections are made, each LCA stockholder would receive $40.50 per share with respect to approximately 90.54% of such stockholder's shares and would retain approximately 9.46% of such stockholder's shares as LCA Retained Shares. Thus, under such assumption, each LCA stockholder would receive and retain in the Recapitalization Merger, for each share of LCA Common Stock, approximately $36.67 (90.54% of $40.50 in cash) and 0.0946 of an LCA Retained Share.

  Because of the proration procedures described herein, LCA stockholders may not receive the amount of cash and retain the number of shares of Paragon Common Stock that they elect.

  Election Procedures. An LCA Stock Election may be made by any person who is a record holder of LCA Common Stock on or before the LCA Election Deadline (or who is the holder of an LCA option or other LCA Right to be cancelled immediately prior to the effective time of the Recapitalization Merger pursuant to the terms of the Recapitalization Merger Agreement). An LCA Stock Election may be made regardless of whether such person returns a proxy or votes for or against the approval and adoption of the Recapitalization Merger Agreement or abstains from voting at the LCA Special Meeting. LCA Stock Elections may be made only by properly completing, executing and delivering the Form of LCA Stock Election duly endorsed by the record holder representing the shares of LCA Common Stock subject to the LCA Stock Election and accompanied by certificates for the LCA Electing Shares to which such Form of LCA Stock Election relates (or a validly executed notice of guaranteed delivery), to American Stock Transfer & Trust Company (the "Paying Agent") by 5:00 p.m., New York City time, on the business day before the day on which the vote is taken on the LCA Proposal at the LCA Special Meeting (the "LCA Election Deadline"). LCA stockholders who own their shares beneficially but not of record must make a timely request to the bank, broker or other person or entity through which such stockholder owns such shares in order to make a valid LCA Stock Election. All LCA Stock Elections that are properly executed and returned on the Form of LCA Stock Election to the Paying Agent will be honored by LCA subject to proration among LCA Electing Shares to the extent necessary to reduce the number of LCA Electing Shares to the LCA Retained Share Number. An LCA stockholder who makes an LCA Stock Election will be deemed to have accepted the consideration to be paid pursuant to the Recapitalization Merger Agreement and to have waived appraisal rights with respect to such holder's LCA Electing Shares. If the Paying Agent determines that any LCA Stock Election was not properly made, the shares subject to such election will be treated by the Paying Agent as shares that are not LCA Electing Shares. Any LCA Stock Election may be revoked by any LCA stockholder who has given written notice received by the Paying Agent (i) prior to the LCA Election Deadline or (ii) after the date of the LCA Special Meeting, if (and to the extent that) the Paying Agent is legally required to permit revocations and the effective time of the Recapitalization Merger shall not have occurred prior to such date. Subject to the proration provisions of the Recapitalization Merger Agreement, shares of LCA Common Stock as to which LCA Stock Elections have not been made or have been revoked or which exceed the LCA Retained Share Number will automatically be converted into the right to receive the LCA Cash Price.

  Fractional Shares. Notwithstanding any of the foregoing, each LCA stockholder who would otherwise have been entitled or required to retain a fraction of an LCA Retained Share (after taking into account all shares of LCA Common Stock delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by $40.50.

  As soon as practicable after the effective time of the Recapitalization Merger, each holder of an outstanding certificate or certificates which prior thereto represented shares of LCA Common Stock and was not previously

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

surrendered to the Paying Agent in connection with an LCA Stock Election, upon surrender to the Paying Agent and acceptance thereof by the Paying Agent, will be entitled to a certificate or certificates representing the number of LCA Retained Shares, if any, to be retained by such person and the amount of cash, if any, into which the shares of LCA Common Stock previously represented by the surrendered certificates will have been converted pursuant to the Recapitalization Merger Agreement. The Paying Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange in accordance with normal exchange practices.

CONDITIONS TO THE CONSUMMATION OF THE RECAPITALIZATION MERGER

  The respective obligations of each party to effect the Recapitalization Merger are subject to the satisfaction (or, under certain circumstances, waiver) at or prior to the effective time of the Recapitalization Merger of the following conditions: (i) the Recapitalization Merger Proposal and the LCA Stock Issuance Proposal shall have been approved by the requisite vote of the holders of LCA Common Stock; (ii) no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against Apollo, Apollo Sub or LCA that makes the consummation of the Recapitalization Merger illegal or would otherwise prohibit or restrict the consummation of the Recapitalization Merger; (iii) the conditions to each party's obligations to effect the GranCare Merger (other than the consummation of the Recapitalization Merger), including approval of the LCA Stock Issuance Proposal shall have been satisfied or waived provided that LCA and Paragon may not waive such conditions without the prior consent of Apollo; (iv) the applicable waiting periods under the HSR Act shall have expired or been earlier terminated and all filings required to be made prior to the effective time of the Recapitalization Merger with, and all consents, approvals, authorizations and permits required to be obtained prior to the effective time of the Recapitalization Merger from, any governmental authority in connection with the consummation of the Recapitalization Merger shall have been made or obtained, as the case may be, except where the failure to obtain such consents would not be reasonably likely to result in a Material Adverse Effect (as defined in the Recapitalization Merger Agreement) on LCA or materially adversely affect the consummation of the Recapitalization Merger; and (v) the conditions set forth in the Financing Commitment Letter will have been satisfied or waived.

  The obligations of Apollo and Apollo Sub to effect the Recapitalization Merger also are subject to the satisfaction or waiver by Apollo and Apollo Sub prior to the effective time of the Recapitalization Merger of the following additional conditions: (i) the Amendment Proposal shall have been approved by the requisite vote of the holders of LCA Common Stock; (ii) no action or proceeding brought by any governmental, regulatory or administrative agency, authority or commission shall have been instituted and be pending that would be reasonably likely to make the Recapitalization Merger illegal or prohibit its consummation or render Apollo or Apollo Sub unable to effect the Recapitalization Merger; (iii) there shall be no proceeding or other action pending or threatened against LCA, GranCare or their respective subsidiaries brought by any governmental, regulatory or administrative agency, authority or commission that is reasonably likely to have a Material Adverse Effect; (iv) during the 30 calendar day period ending on the date of the closing of the Recapitalization Merger, there shall not have occurred and be continuing any event that has had or would have a significant adverse effect on the functioning of the financial markets, banks and other lending institutions in the United States (as more fully described in the Recapitalization Merger Agreement); (v) since September 30, 1996, with respect to the obligations of LCA, and since December 31, 1996, with respect to the obligations of GranCare, no change shall have occurred or been threatened in the business, operations, prospects, properties or condition (financial or other) of the respective party or any of its subsidiaries that would have or would be reasonably expected to have a Material Adverse Effect; (vi) LCA shall have executed and delivered the Stockholders Agreement, amended the Rights Agreement as contemplated in the Recapitalization Merger Agreement and shall have performed or complied with in all material respects its agreements and covenants contained in the Recapitalization Merger Agreement required to be performed or complied with at or prior to the effective time of the Recapitalization Merger and the representations and warranties by LCA contained in the Recapitalization Merger Agreement shall be true in all material respects when made and on and as of the effective time of the Recapitalization Merger with the same force and effect as if made on and as of such date; and (v) the transactions contemplated by the

Financing Commitment Letter shall have been consummated, any other refinancings, amendments or consents relating to existing financing made or obtained in connection with the Mergers shall be reasonably satisfactory to Apollo and all proceeds received by Paragon on the closing date pursuant to the Financing Commitment Letter and as a result of the Recapitalization Merger shall be used solely to consummate the transactions contemplated by the Merger Agreements.

  The obligations of LCA to effect the Recapitalization Merger are subject to the fulfillment or waiver by LCA prior to the effective time of the Recapitalization Merger of the following additional conditions: (i) Apollo shall have used commercially reasonable efforts to deliver to the LCA Board, prior to the consummation of the Recapitalization Merger, a solvency letter from an independent third party selected by Apollo and reasonably satisfactory to LCA attesting that, immediately after the effective time of the Recapitalization Merger, Paragon (A) will be solvent (in that both the fair value of its assets is not less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured),
(B) will have adequate capital with which to engage in its business and (C) will not have incurred and will not be planning to incur debts beyond its ability to pay as they become absolute and matured, based upon the proposed financing structure for the Mergers and certain other financial information to be provided by LCA and Apollo to the independent third party that prepares the solvency letter and after giving effect to any changes in Paragon's assets and liabilities as a result of the Mergers and the financing relating thereto; and
(ii) Apollo Sub shall have amended its Bylaws as contemplated in the Recapitalization Merger Agreement, Apollo and Apollo Sub shall have executed and delivered the Stockholders Agreement and shall each have performed or complied with in all material respects its agreements and covenants contained in the Recapitalization Merger Agreement required to be performed or complied with at or prior to the effective time of the Recapitalization Merger and the representations and warranties by Apollo and Apollo Sub contained in the Recapitalization Merger Agreement will be true and correct in all material respects when made and on and as of the effective time with the same force and effect as if made on and as of such date.

ACCOUNTING TREATMENT

  The Recapitalization Merger will be accounted for as a recapitalization. Accordingly, the historical basis of LCA's assets and liabilities will not be impacted by the Recapitalization Merger in the Transactions.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In the opinion of Mayor, Day, Caldwell & Keeton, L.L.P., counsel to LCA, the following are the material U.S. federal income tax considerations generally applicable to the Recapitalization Merger. An opinion of counsel is based on counsel's analysis of the facts and law and expresses what counsel believes a court would properly hold if presented with such issue, but is not in any way binding on the Internal Revenue Service ("IRS") or the courts. Counsel's opinion is based upon current law which is subject to change by future legislation or rules or new interpretations by the IRS or by the courts. Such changes could be applied retroactively to completed transactions. The tax treatment described herein may vary depending upon each stockholder's particular circumstances. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, stockholders who do not hold their shares as capital assets and stockholders who have acquired their stock upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. No ruling from the IRS will be applied for with respect to the U.S. federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. This discussion is based upon the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in tax consequences different from those discussed below. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. BECAUSE CERTAIN TAX CONSEQUENCES OF THE RECAPITALIZATION MERGER MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER, EACH STOCKHOLDER IS URGED TO CONSULT TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL (AS WELL AS ANY FOREIGN, STATE, LOCAL OR OTHER) TAX CONSEQUENCES OF THE RECAPITALIZATION MERGER.

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

  Characterization of the Recapitalization Merger. For U.S. federal income tax purposes, Apollo Sub will be disregarded as a transitory entity and the Recapitalization Merger of Apollo Sub with and into LCA will be treated as a purchase by the Apollo Investors of a portion of the outstanding LCA Common Stock and as a redemption by LCA of a portion of the outstanding LCA Common Stock.

  Stockholders Receiving Cash. As described more fully below, the U.S. federal income tax consequences of the Recapitalization Merger with respect to a particular stockholder will depend upon, among other things, (i) whether the stockholder received any cash proceeds pursuant to the Recapitalization Merger, (ii) the extent to which the stockholder is deemed to have sold part of its LCA Common Stock to the Apollo Investors and is deemed to have had the remainder of its LCA Common Stock redeemed by LCA, and (iii) whether the redemption of a stockholder's LCA Common Stock by LCA will qualify as a sale under Section 302 of the Code. First, an LCA stockholder who receives cash consideration will allocate such consideration between a sale to the Apollo Investors and a redemption by LCA based on the respective proportions of the total cash consideration contributed by the Apollo Investors to Apollo Sub and provided by LCA (including amounts provided by proceeds of the Debt Financing). To the extent that a stockholder is deemed to have sold LCA Common Stock to the Apollo Investors, such stockholder will recognize either capital gain or loss (assuming the stock is held as a capital asset) equal to the difference between the cash proceeds allocated to such sale and the stockholder's adjusted tax basis in the LCA Common Stock deemed sold to the Apollo Investors. Second, with respect to the redemption part of the transaction, if the redemption qualifies as a sale, a stockholder will recognize gain or loss equal to the difference between the cash proceeds received by the stockholder in respect of its LCA Common Stock in the redemption and the stockholder's adjusted tax basis in the LCA Common Stock being redeemed. Under Section 302 of the Code, a redemption of stock will be treated as a sale if such redemption (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a complete redemption of the stockholder's interest in the company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. As discussed below, if a stockholder owns only a small amount of LCA Common Stock, so long as its proportionate interest in LCA is reduced (even by a de minimis amount) after taking into account the Recapitalization Merger and the GranCare Merger, the stockholder's receipt of cash pursuant to the redemption by LCA should be treated as a sale of the redeemed LCA Common Stock.

  Gain or loss recognized from a sale of LCA Common Stock generally will be long-term capital gain or loss if the LCA Common Stock has been held as a capital asset by the stockholder for a required length of time. The Taxpayer Relief Act of 1997 reduces the long-term capital gains rate for individuals to not more than 28% effective for sales on or after May 7, 1997 but also increases the holding period required to receive the most favorable long-term capital gains rate of not more than 20% from more than twelve months to more than eighteen months for certain assets sold after July 28, 1997.

  In determining whether any of the tests under Section 302 of the Code is satisfied, a stockholder must take into account not only the LCA Common Stock which the stockholder actually owns, but also LCA Common Stock which is constructively owned by the stockholder under Section 318 of the Code. Under
Section 318 of the Code, a stockholder may constructively own LCA Common Stock actually owned, and in some cases constructively owned, by certain related individuals or entities, and LCA Common Stock which the stockholder has the right to acquire by exercise of an option or by conversion. Contemporaneous dispositions or acquisitions of LCA Common Stock by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the tests under Section 302 of the Code has been satisfied.

  The redemption of a stockholder's LCA Common Stock will be "substantially disproportionate" with respect to such stockholder if, among other things, the percentage of Paragon Common Stock actually and constructively owned by such stockholder immediately following the Mergers is less than 80% of the percentage of LCA Common Stock actually and constructively owned by such stockholder immediately prior to the Mergers. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

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

  The receipt of cash by an LCA stockholder pursuant to the Recapitalization Merger will be a "complete redemption" if immediately after the Recapitalization Merger either (i) the stockholder does not own, actually or constructively, any Paragon Common Stock or (ii) the stockholder (a) does not actually own any Paragon Common Stock, (b) constructively owns Paragon Common Stock only by reason of the family attribution rules of Section 318(a)(1) of the Code and (c) waives such constructive ownership by complying with the procedures described in Section 302(c) of the Code.

  Even if the redemption of a stockholder's LCA Common Stock fails to satisfy the "substantially disproportionate" test and the "complete redemption" test described above, the redemption of a stockholder's LCA Common Stock may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's redemption of LCA Common Stock pursuant to the Recapitalization Merger results in a "meaningful reduction" in such stockholder's proportionate equity interest in LCA after giving effect to the Mergers. Whether the receipt of cash by a stockholder will be considered "not essentially equivalent to a dividend," will depend upon such stockholder's facts and circumstances. In certain circumstances, in the context of a small stockholder in a public company, even a slight reduction in a stockholder's proportionate equity interest may satisfy this test. For example, the IRS has indicated in a published ruling that a 3.3% reduction in the proportionate interest of a small minority (substantially less than 1%) shareholder in a publicly-held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders should consult with their tax advisors as to the application of this test in their particular situation.

  If a stockholder cannot satisfy any of the three tests described above, cash received by the stockholder in redemption of its LCA Common Stock would be treated as a dividend to the extent it is treated as paid from LCA's earnings and profits. Such amount would be includible in gross income as ordinary income in its entirety (without reduction for the tax basis in the redeemed LCA Common Stock), no loss would be recognized, and the stockholder's basis in the redeemed LCA Common Stock would be added to such stockholder's tax basis in its remaining holdings of LCA Common Stock, if any. To the extent the cash received is not treated as a dividend due to insufficient earnings and profits, the stockholder's tax basis in its LCA Common Stock will be reduced by the non-dividend amount, and any non-dividend amount in excess of such tax basis will be treated as capital gain from the sale of LCA Common Stock.

  Corporate Holder Dividend Treatment. To the extent a corporate stockholder's receipt of cash pursuant to the Recapitalization Merger is taxable as a dividend, (i) it will be eligible for a dividends-received deduction (subject to the minimum holding period requirements under Section 246(c) of the Code and other applicable limitations) and (ii) it will be subject to the "extraordinary dividend" provisions of the Code which, if applicable, would require a corporate stockholder to reduce its tax basis in any LCA Common Stock held by the nontaxed portion of any such dividend. The Taxpayer Relief Act of 1997 requires a corporate stockholder to recognize gain to the extent that the nontaxed portion of any such dividend exceeds the stockholder's basis in its redeemed shares of LCA Common Stock.

  Stockholders Retaining LCA Common Stock and Receiving No Cash. The Recapitalization Merger will have no U.S. federal income tax consequences for stockholders who retain their LCA Common Stock and receive no cash.

  Foreign Stockholders--Withholding. The following is a general discussion of certain U.S. federal income tax consequences of the Recapitalization Merger with respect to foreign stockholders. For this purpose, a foreign stockholder is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. If a foreign stockholder certifies, in a manner satisfactory to LCA, the Paying Agent or another withholding agent, that its redemption of LCA Common Stock qualifies as a sale rather than as a dividend for U.S. federal income tax purposes, LCA, the Paying Agent or such other withholding agent will not withhold U.S. federal income tax on the cash distributed to the foreign stockholder in the Recapitalization Merger. Such a foreign stockholder generally will not be subject to U.S. federal income tax in respect of gain recognized on such a sale unless (i) such gain is effectively connected with a trade or business conducted by such foreign stockholder within the United States (in which case the branch

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

profits tax may also apply if the foreign stockholder is a foreign corporation), (ii) in the case of a foreign stockholder that is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale and certain other conditions are satisfied, or (iii) LCA is or has been a "United States real property holding corporation" at any time during the five-year period ending on the date of the sale and, at any time during such five-year period, the foreign stockholder actually or constructively owned more than five percent of the outstanding LCA Common Stock.

  If a foreign stockholder who receives cash in the Recapitalization Merger does not certify that the redemption of its LCA Common Stock in the Recapitalization Merger qualifies as a sale for U.S. federal income tax purposes, LCA, the Paying Agent or another withholding agent will withhold 30% of the amount paid to redeem the LCA Common Stock of such stockholder in order to satisfy certain U.S. withholding requirements, unless such foreign stockholder proves in a manner satisfactory to LCA, the Paying Agent or another withholding agent that either (i) the foreign stockholder is eligible for a reduced tax treaty rate with respect to U.S. source dividends and establishes its entitlement to the reduced rate, in which case the withholding agent will withhold at the reduced treaty rate or (ii) no U.S. withholding is otherwise required. Foreign stockholders should consult their tax advisors regarding the application of these withholding rules.

  If LCA, the Paying Agent or another withholding agent collects U.S. withholding tax on the distribution of cash to a foreign stockholder in the Recapitalization Merger, a foreign stockholder may be eligible to obtain a refund of such tax from the IRS if it establishes that the Recapitalization Merger does not give rise to dividend income or otherwise establishes a complete or partial exemption from such withholding tax.

  Backup Withholding. A stockholder may be subject to backup withholding on any cash that it receives in the Recapitalization Merger, unless (i) such stockholder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules.

CONDUCT OF BUSINESS OF LCA PRIOR TO THE RECAPITALIZATION MERGER

  LCA has agreed that, prior to the effective time of the Recapitalization Merger, LCA will, and will cause its subsidiaries to, carry on their respective operations in the ordinary and usual course of business and will use commercially reasonable efforts consistent with past practice to preserve intact in all material respects their current business organizations, keep available the services of their current officers and key employees and maintain their existing relationship with those having significant business relationships with them, in each case in all material respects. In addition, LCA has agreed that, prior to the effective time of the Recapitalization Merger, subject to certain exceptions, except as expressly contemplated by the Recapitalization Merger Agreement or unless Apollo shall otherwise consent in writing (which consent will not be unreasonably withheld), LCA will not, and will cause each of its subsidiaries, not to, among other things: (i) except for issuances of capital stock of LCA's subsidiaries to LCA or a wholly owned subsidiary of LCA, issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) LCA Securities or Subsidiary Securities (as defined in the Recapitalization Merger Agreement), in each case, other than LCA Common Stock issuable upon exercise or vesting of the LCA Rights or allocations or issuances pursuant to the LCA Stock Plans, or (B) any other securities in respect of, in lieu of or in substitution for LCA Common Stock outstanding on the date of the Recapitalization Merger Agreement; (ii) otherwise acquire or redeem, directly or indirectly, any LCA Securities or Subsidiary Securities (including LCA Common Stock); (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of LCA or any of its subsidiaries (other than cash dividends paid to LCA by its wholly owned subsidiaries with regard to their capital stock); (iv) (A) make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $10 million or more outside the ordinary and usual course of business consistent with past practice in all material respects, or (B) other than in the ordinary course of business, enter into a material contract or grant any release or relinquishment of any material contract rights; (v)

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incur or assume any long-term debt for borrowed money except for debt incurred in the ordinary course of business consistent in all material respects with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of LCA, except in the ordinary course of business consistent in all material respects with past practice; (vii) except in connection with transactions permitted by (iv) above, make any loans, advances or capital contributions to, or investments in, any other person (other than wholly owned subsidiaries of LCA) in the aggregate in excess of $10 million except in the ordinary course of business consistent in all material respects with past practice; (viii) change any of the accounting principles or practices used by it or any of its subsidiaries, except as required by the Commission or required by United States generally accepted accounting principles; (ix) adopt any amendments to the Restated Certificate of Incorporation or Bylaws (or similar documents) of LCA (except for the Proposed Amendments) or any Subsidiary; (x) except as may be required under any previously existing agreement or LCA Stock Plan, grant any stock related awards; (xi) enter into any new, or amend any existing, employee benefit, pension or other plan (whether or not subject to ERISA) or employment, severance, consulting or salary continuation agreements with any officers, directors or key employees, or grant any increases in the compensation or benefits to officers, directors and key employees; (xii) enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law; (xiii) adopt, make any material amendment to or terminate any material employee benefit plan, except as required by law or to maintain tax qualified status or as requested by the IRS in order to receive a determination letter for such employee benefit plan;
(xiv) merge or consolidate with or transfer all or substantially all of its assets to another corporation or other business entity or individual; (xv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or
(xvi) agree in writing or otherwise to take any of the foregoing actions.

GOVERNMENTAL AND REGULATORY APPROVALS

  The Recapitalization Merger is subject to the requirements of the HSR Act. The HSR Act requires, among other things, that certain information regarding the Recapitalization Merger be furnished to the Antitrust Division and the FTC. The required waiting period expired on July 25, 1997. The Recapitalization Merger may be subject to applicable local, state and federal requirements for notice and/or review of the transaction, or the post-merger operation of LCA and/or GranCare health care facilities and businesses, which can encompass permits, licenses, certificates of need, third party payor certifications and contracts, and/or other requirements, all as may be mandated by the applicable jurisdiction within which any facility or business is located. Other than the foregoing, neither LCA nor GranCare is aware of any other governmental or regulatory approvals required for the consummation of the Recapitalization Merger. Neither LCA nor GranCare believe that satisfying such requirements will prevent or delay the consummation of the Transactions.

OTHER APPROVALS AND CONSENTS

  LCA is required to obtain consents to the Recapitalization Merger from certain lenders as well as from several parties with respect to lease agreements. In addition, LCA is required to furnish certain parties with notification of the Recapitalization Merger. LCA does not anticipate any difficulties in obtaining such consents or furnishing such notifications.

EFFECT ON LCA EMPLOYEE BENEFIT PLANS AND EMPLOYEE AGREEMENTS

  Benefit Maintenance. From and after the effective time of the Recapitalization Merger, Paragon and its subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between LCA or any of its subsidiaries and any current or former officer, director, employee or consultant of LCA or any of its subsidiaries or group of such officers, directors, employees or consultants. In addition to honoring the agreements referred to above, and subject to Paragon's right to discontinue contributions or otherwise amend the Deferred Plans (as hereafter defined) in accordance with the terms of the Recapitalization Merger Agreement, until the first anniversary of the effective time of the Recapitalization Merger, Paragon and its subsidiaries will provide or will cause to be provided to each current or former employee (presently entitled to benefits) of LCA or its subsidiaries (excluding employees covered by

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collective bargaining agreements) (i) employee compensation, benefit plans, programs, policies and arrangements that are no less favorable in the aggregate than those currently provided by LCA and its subsidiaries to each such employee and former employee and (ii) severance benefits that are in the aggregate no less favorable to any employee of LCA or any of its subsidiaries than those currently provided to each such employee.

  Service Credit. To the extent permitted under applicable law, each employee of LCA or its subsidiaries will be given credit for all service with LCA or its subsidiaries (or service credited by LCA or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by Paragon in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual, including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

  Indemnification and Insurance. Apollo Sub has agreed that Paragon will indemnify the present and former directors, officers and employees of LCA and its subsidiaries, as provided in the LCA Charter or LCA Bylaws (or similar documents) of LCA or any subsidiary and the indemnification agreements between LCA (or any of its subsidiaries) and its directors, officers and employees in effect on the date of the Recapitalization Merger Agreement for a period of not less than the statute of limitations applicable to such matters covered by such documents and which have occurred prior to the effective time of the Recapitalization Merger. For six years from the effective time of the Recapitalization Merger, Paragon will maintain in effect the policies of directors' and officers' liability insurance being maintained by LCA as of the date of the Recapitalization Merger Agreement (or policies providing similar coverage). Further, Paragon will indemnify and hold harmless (and will advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of LCA or any subsidiary of LCA against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation relating to any of the transactions contemplated by the Recapitalization Merger Agreement and will pay all reasonable costs and expenses (including reasonable attorneys' fees), that may be incurred by any indemnified parties in enforcing the indemnity and other obligations provided for in the Recapitalization Merger Agreement. In the event Paragon or any of its successors or assigns (A) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, Paragon will make proper provisions so that its successors and assigns assume the obligations set forth in the Recapitalization Merger Agreement with respect to indemnification and insurance.

  In addition, the officers of LCA may be entitled to certain change in control payments under their employment agreements as well as certain additional cash benefits pursuant to a supplemental benefit program (which are generally available to LCA's middle management). Additionally, Messrs. Kuntz and Williams are being paid certain cash amounts upon closing of the Recapitalization Merger in connection with their employment agreements. LCA's employees will also be entitled to their entire account balances under LCA's Deferred Retirement Income Plan and Retirement Savings 401(k) Plan. See "Interests of Certain Persons in the Transactions."

LCA RIGHTS

  Immediately prior to the effective time of the Recapitalization Merger, LCA will take the necessary action to cancel (i) each outstanding option (including stock purchase rights and options granted to outside directors) or warrant to purchase shares of LCA Common Stock, (ii) each right to receive shares of LCA Common Stock subject to vesting, settlement or other conditions,
(iii) each election by an employee on or before the effective time of the Recapitalization Merger to purchase shares of LCA Common Stock under a stock purchase arrangement in effect on or before the effective time of the Recapitalization Merger (regardless of whether such shares of LCA Common Stock have been purchased or have been allocated from treasury stock in response to such election or whether the settlement or allocation of such shares of LCA Common Stock is subject to vesting or other conditions, but, in the case of the salary reduction plans, only with respect to shares of LCA Common Stock to be allocated with respect to reductions in salary if such salary reduction relates to the period prior to the

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effective time of the Recapitalization Merger), and (iv) each share of LCA
Common Stock subject to vesting or other restrictions pursuant to any employee benefit or stock plan (including, without limitation, any stock option, stock purchase, restricted stock or other plan) (the "LCA Stock Plans"), whether or not such options or rights are then vested or exercisable, or such elections have been fulfilled or honored or such restrictions have lapsed or terminated (the "LCA Rights"), subject in each case to the rights of participants under the LCA Stock Plans to exercise their LCA Rights pursuant to the terms of such LCA Stock Plans prior to such cancellation. Each holder of an LCA Right so cancelled will be entitled to receive, immediately prior to the effective time of the Recapitalization Merger, that number of shares of LCA Common Stock as is equal to the product of (i) the total number of shares of LCA Common Stock subject to such holder's LCA Rights, multiplied by (ii) the excess, if any, of
(x) $40.50 over (y) the exercise price per share of LCA Common Stock previously subject to each such LCA Right and multiplied by (iii) 0.02469 (the "Right Consideration") upon cancellation of such LCA Rights, and such holder will be given the opportunity to make the elections described in "--Merger Consideration and Proration--Election Procedures" above (subject to proration as described in "Merger Consideration and Proration") with respect to the shares of LCA Common Stock to be issued as such Right Consideration. For example, the holder of a stock option to purchase 1,000 shares of LCA Common Stock at an exercise price of $30.00 per share would be entitled to receive
259.25 shares of LCA Common Stock by application of the above formula, which would be applied by taking (i) 1,000 multiplied by (ii) 10.50 (which is the result of $40.50 minus $30.00) and then multiplied by (iii) 0.02469. At June 30, 1997, LCA had outstanding LCA Rights consisting of stock options to purchase 1,349,194 shares of LCA Common Stock at per share exercise prices ranging from $13.25 to $38.75. With respect to any person subject to Section 16 of the Exchange Act, the Right Consideration will be paid on but not before the first business day following the expiration of six months after any such LCA Right was granted (LCA, Apollo Sub and Apollo have agreed not to assert
Section 16 liability against any such person). In all other instances, Apollo and Paragon will cause the LCA Right Consideration to be paid within five business days after the effective time of the Recapitalization Merger. The surrender of a LCA Right to LCA in exchange for the LCA Right Consideration will be deemed a release of any and all rights the holder had or may have had in respect of such LCA Right. Prior to the effective time of the Recapitalization Merger, LCA shall use all reasonable efforts to obtain all necessary consents or releases from holders of LCA Rights under the LCA Stock Plans or otherwise and take all such other action requested by Apollo Sub, consistent with applicable law and the terms of the LCA Stock Plans and the LCA Rights as may be necessary to give effect to the transactions contemplated by this paragraph. The foregoing shall not limit or affect any provision of a LCA Stock Plan that would accelerate the vesting of any Right or prevent the acceleration, settlement, or exercise of any Right that would otherwise be required or permitted pursuant to the terms of a LCA Stock Plan (whether by reason of the consummation of the Offer or otherwise). No salaries shall be reduced with respect to employment subsequent to the effective time of the Recapitalization Merger pursuant to stock purchase elections under the salary reduction plan.

  Deferred Compensation Plans. At the effective time of the Recapitalization Merger, each participant in the Living Centers of America, Inc. Deferred Retirement Income Plan and each participant in LCA's Retirement Savings 401(k) Plan (the "Deferred Plans") will become vested in his or her entire account balances under each such plan including, without limitation, any portion of such account balance maintained in shares of LCA Common Stock or units as provided under such Deferred Plans. Prior to the effective time of the Recapitalization Merger, LCA may continue to match deferrals of compensation with shares of LCA Common Stock as provided pursuant to the Deferred Plans. Subject to the terms described above after the effective time of the Recapitalization Merger, Paragon may discontinue contributions or otherwise amend the Deferred Plans; provided that Paragon will continue to maintain in full force and effect, or otherwise preserve the tax benefits provided by, such Deferred Plans.

STOCK EXCHANGE LISTING

  Each party to the Recapitalization Merger Agreement has agreed to use commercially reasonable efforts to retain the listing for trading of the shares of Paragon Common Stock following the effective time of the Recapitalization Merger.

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NO SOLICITATION OF ACQUISITION TRANSACTIONS

  On May 8, 1997, LCA terminated all existing activities, discussions and negotiations with third parties (other than Apollo, Apollo Sub and GranCare) with respect to any possible LCA Acquisition Transaction (as defined below) with all parties other than GranCare and Apollo. LCA has also agreed not to, and to cause its subsidiaries, affiliates, employees, agents and representatives not to, knowingly initiate, solicit or encourage, directly or indirectly, any discussions or negotiations with respect to any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving LCA or any material subsidiary of LCA (each an "LCA Acquisition Transaction"); provided, however, that, if during the 45 days following the date of the Recapitalization Merger Agreement as originally entered into on May 7, 1997 (which 45 day period has expired), the LCA Board determined, after consultation with counsel, that it was required to do so in the exercise of the fiduciary duties of LCA's directors to LCA or its stockholders, the LCA Board would have been permitted to respond to, or engage in discussions with respect to, a written offer for an LCA Acquisition Transaction during such 45 day period; and provided further, that LCA or its Board may take or disclose to the stockholders of LCA a position with respect to any LCA Acquisition Transaction that, in the judgment of the LCA Board, as determined in good faith by the LCA Board based upon the advice of counsel, is required by applicable law.

TERMINATION OF RIGHTS AGREEMENT

  LCA has agreed to terminate the Rights Agreement dated as of November 17, 1994 (the "Rights Agreement Amendment") and to redeem or extinguish the rights without any additional payment to the LCA stockholders. For a description of the Rights Agreement, see "Description of LCA Capital Stock--Rights to Purchase Preferred Stock."

AMENDMENTS TO LCA CHARTER

  In conjunction with the Recapitalization Merger, LCA has agreed to amend and restate the LCA Charter in the form attached hereto as Annex III. Approval of the Amendment Proposal is a condition to Apollo's obligation to consummate the Recapitalization Merger Agreement. See "The Recapitalization Merger Agreement--Conditions to the Consummation of the Recapitalization Merger," "Amendments to LCA Charter" and "Description of LCA Capital Stock" and Annex III hereto.

TERMINATION

  The Recapitalization Merger Agreement may be terminated at any time prior to the effective time of the Recapitalization Merger (i) by mutual written consent of the LCA Board and of Apollo; (ii) by either Apollo or LCA if the Recapitalization Merger shall not have been consummated on or before November 17, 1997, provided that such right will not be available to any party whose failure to fulfill any obligation under the Recapitalization Merger Agreement has been the cause of or resulted in the failure of the Recapitalization Merger to occur on or before such date; (iii) by either Apollo or LCA if either is prohibited by a final and non-appealable order, decree, ruling or other action by any court of competent jurisdiction in the United States or other United States governmental body from consummating the Recapitalization Merger; (iv) prior to the approval of the LCA Proposals by the LCA stockholders, by Apollo if the LCA Board withdraws or modifies in a manner adverse to Apollo or Apollo Sub its favorable recommendation of the Recapitalization Merger or has recommended an LCA Acquisition Transaction with a party other than Apollo or any of its affiliates; (v) by LCA if (a) any of the representations and warranties of Apollo or Apollo Sub contained in the Recapitalization Merger Agreement were untrue in any material respect when made or have since become, and at the time of termination remain, untrue in any material respect, or (b) Apollo or Apollo Sub has breached or failed to comply in any material respect with any of its obligations under the Recapitalization Merger Agreement and, with respect to a representation or warranty, such breach or failure to comply continues unremedied for 10 days after Apollo or Apollo Sub has received written notice from LCA of the occurrence of such breach or failure; (vi) prior to the approval of the LCA Proposals, by LCA, if LCA receives a written offer with respect to any LCA Acquisition

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Transaction with a third party or such third party has commenced a tender offer which, in either case, the LCA Board believes in good faith is more favorable to LCA's stockholders than the Recapitalization Merger; (vii) by Apollo if (a) any of the representations and warranties of LCA contained in the Recapitalization Merger Agreement were untrue in any material respect when made or have since become, and at the time of termination remain, untrue in any material respect, or (b) LCA has breached or failed to comply in any material respect with any of its obligations under the Recapitalization Merger Agreement (other than as a result of a breach by Apollo or Apollo Sub of any of their obligations thereunder) and, with respect to a representation or warranty, such breach shall continue unremedied for 10 days after LCA has received written notice from Apollo or Apollo Sub of the occurrence of such breach or failure; (viii) by Apollo or LCA if the GranCare Merger Agreement is terminated; (ix) by Apollo or LCA if LCA fails to obtain stockholder approval of the Recapitalization Merger Proposal or the LCA Stock Issuance Proposal; or
(x) by Apollo if LCA fails to obtain stockholder approval of the Amendment Proposal.

TERMINATION FEES; EXPENSES

  If the Recapitalization Merger is consummated, Paragon will reimburse Apollo for all costs and expenses incurred in connection with all transactions contemplated by the Recapitalization Merger Agreement. Except as provided in paragraphs (a) through (c) below, if the Recapitalization Merger is not consummated, all such costs and expenses will be paid by the party incurring such cost or expense.

    (a) If the Recapitalization Merger Agreement is terminated as described in clause (iv) or (vi) of "Termination" above, LCA will promptly, but in no event later than one business day after termination of this Agreement, pay to Apollo a fee (the "Recapitalization Termination Fee") equal to $20 million in same day funds, plus interest on such amount from the date payable until paid at a rate equal to 9% per annum;

    (b) If the Recapitalization Merger Agreement is terminated as described in clause (ix) or (x) of "Termination" above and, at the time of such stockholder vote referred to therein, any person has made (or publicly disclosed an intention to make) a proposal to effect an LCA Acquisition Transaction with respect to LCA (and shall not have irrevocably withdrawn such proposal), and within 180 days after such termination an LCA Acquisition Transaction shall be consummated with respect to LCA, then LCA will promptly, but in no event later than one business day after such consummation, pay the Recapitalization Termination Fee.

    (c) If the Recapitalization Merger Agreement is terminated as described in clause (iv), (vi), (vii), (ix) or (x) of "Termination" above, LCA will also pay the out-of-pocket fees and expenses reasonably incurred by Apollo and Apollo Sub in connection with the Recapitalization Merger Agreement, provided that such fees and expenses shall not exceed $6 million (plus reasonable fees of up to $1 million in connection with any litigation with respect to the Recapitalization Merger Agreement).

  Pursuant to the Apollo letter, Apollo has agreed to pay to GranCare fifty-five percent (after deducting any amount paid to any other financing source) of any payment made by LCA pursuant to paragraph (a) or (b) above.

AMENDMENT AND WAIVER

  The Recapitalization Merger Agreement may be amended by the parties at any time before or after approval thereof by the stockholders of LCA; provided that no amendment may be made after any such approval that decreases the consideration to be received by the stockholders of LCA or that adversely affects the rights of the LCA stockholders without the approval of such stockholders. At any time prior to the effective time of the Recapitalization Merger, each of the parties to the Recapitalization Merger Agreement may (i) extend the time of the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto, or (iii) waive compliance with any of the agreements or conditions contained therein. If following stockholder approval, a waiver is contemplated, the LCA Board will determine (based on the materiality of such waiver and other facts and circumstances) whether to seek stockholder approval.


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REPRESENTATIONS AND WARRANTIES

  The Recapitalization Merger Agreement contains customary representations and warranties of LCA and Apollo relating to, among other things, (a) organization, good standing, capitalization, qualification to do business and other corporate matters, (b) the authorization, execution, delivery and enforceability of the Recapitalization Merger Agreement, the actions taken by the LCA Board and Apollo with respect thereto and related matters, (c) information supplied by each of LCA and Apollo for inclusion in the registration statement, of which this Proxy Statement/Prospectus is a part,
(d) required consents and approvals, (e) brokers, and (f) the absence of certain litigation. The Recapitalization Merger Agreement also contains additional customary representations of LCA relating to (i) capitalization,
(ii) the absence of certain changes or events since the end of LCA's last fiscal year, (iii) reports filed by LCA with the Commission and the financial statements included therein, (iv) employee benefit matters, (v) environmental compliance, (vi) insurance, (vii) the required vote of LCA's stockholders,
(viii) compliance with laws and (ix) tax matters. Further, the Recapitalization Merger Agreement contains additional customary representations of Apollo relating to the Apollo Equity Commitment and Apollo's ownership of shares of LCA Common Stock.

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

                         THE GRANCARE MERGER AGREEMENT

GENERAL

  LCA, GranCare, Apollo and LCA Sub have entered into the GranCare Merger Agreement, as amended and restated, which provides that, subject to the satisfaction of the conditions thereof and subject to the successful completion of the Recapitalization Merger (see "--Conditions to the Consummation of the GranCare Merger"), GranCare will be merged with LCA Sub with GranCare surviving and continuing as a wholly owned subsidiary of Paragon. The time of filing of the certificate of merger with the Secretary of State of the State of Delaware will be the effective time of the GranCare Merger unless otherwise provided in the Certificate of Merger. It is anticipated that the effective time of the GranCare Merger will be immediately after the effective time of the Recapitalization Merger.

  THE DESCRIPTION OF THE GRANCARE MERGER AGREEMENT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE GRANCARE MERGER AGREEMENT, A COPY OF WHICH IS INCLUDED AS ANNEX II TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED IN ITS ENTIRETY HEREIN BY THIS REFERENCE.

MERGER CONSIDERATION

  Each share of GranCare Common Stock outstanding as of the effective time of the GranCare Merger shall be converted into the right to receive 0.2346 (referred to as the "Exchange Ratio") of a share of Paragon Common Stock. Each GranCare stockholder who would otherwise have been entitled or required to receive a fraction of a share of Paragon Common Stock (after taking into account all shares of GranCare Common Stock delivered by such holder) will receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by $9.50.

EXCHANGE OF CERTIFICATES

  As soon as reasonably practicable after the effective time of the GranCare Merger, American Stock Transfer & Trust Company, (the "Exchange Agent") will mail to each holder of record of a certificate or certificates which, immediately prior to the effective time of the GranCare Merger, represented outstanding shares of GranCare Common Stock (the "GranCare Certificates"): (i) a letter of transmittal; and (ii) instructions for use in effecting the surrender of the GranCare Certificates in exchange for certificates representing shares of Paragon Common Stock. Upon surrender of a GranCare Certificate for cancellation (or a validly executed notice of guaranteed delivery) to the Exchange Agent or to such other agent or agents as may be appointed by LCA, together with such letter of transmittal, duly executed, and any other required documents, the holder of such GranCare Certificate will be entitled to receive in exchange therefor a certificate representing that number of whole shares of Paragon Common Stock which such holder has the right to receive and cash in lieu of fractional shares of Paragon Common Stock, and the GranCare Certificate so surrendered shall forthwith be cancelled.

  No dividends or other distributions with respect to Paragon Common Stock declared or made after the effective time of the GranCare Merger with a record date after the effective time of the GranCare Merger will be paid to the holder of any unsurrendered GranCare Certificate with respect to the right to receive shares of Paragon Common Stock represented thereby and no cash payment in lieu of fractional shares will be paid to any such holder until the holder of such GranCare Certificate shall surrender such GranCare Certificate.

CONDITIONS TO THE CONSUMMATION OF THE GRANCARE MERGER

  The respective obligations of each party to effect the GranCare Merger are subject to the satisfaction or waiver at or prior to the effective time of the GranCare Merger of the following conditions: (i) the GranCare Merger Proposal shall have been approved by the requisite vote of the holders of GranCare Common Stock and the LCA Stock Issuance Proposal shall have been approved by the requisite vote of the holders of LCA Common

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

Stock; (ii) the Recapitalization Merger shall have been consummated; (iii) no action shall have been taken and no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against LCA, GranCare or LCA Sub that makes the consummation of the GranCare Merger illegal or would otherwise prohibit or restrict the consummation of the GranCare Merger; (iv) the registration statement of which this Proxy Statement/Prospectus is a part shall have become effective under the Securities Act and such registration statement shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration of the Paragon Common Stock shall have been complied with; (v) the conditions to each party's obligations to effect the Recapitalization Merger (other than the consummation of the GranCare Merger) shall have been satisfied or waived; (vi) the applicable waiting periods under the HSR Act shall have expired or been earlier terminated; (vii) all filings required to be made with, and all consents, approvals, authorizations and permits required to be obtained prior to the effective time of the GranCare Merger from, any governmental authority in connection with the consummation of the GranCare Merger shall have been made or obtained, except where the failure to obtain such consents, approvals, authorizations and permits would not be reasonably likely to result in a Material Adverse Effect (as defined in the GranCare Merger Agreement) on GranCare or to materially adversely affect the consummation of the GranCare Merger; and (viii) GranCare and LCA shall have received an opinion from GranCare's counsel to the effect that the GranCare Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code and that GranCare, LCA and LCA Sub will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

  The obligations of GranCare to effect the GranCare Merger also are subject to the satisfaction or waiver by each of GranCare and Apollo, at or prior to the effective time of the GranCare Merger, of the following additional conditions: (i) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted that would make illegal or prohibit the consummation of the GranCare Merger or render GranCare unable to effect the GranCare Merger; (ii) no action or proceeding brought by any governmental, regulatory or administrative agency, authority or commission shall have been instituted and be pending that would be reasonably likely to make the GranCare Merger illegal or prohibit the consummation of the GranCare Merger or render GranCare unable to effect the GranCare Merger, and there shall be no proceeding or other action pending or threatened against LCA or its subsidiaries that is reasonably likely to have a Material Adverse Effect;
(iii) during the 30 day period ending on the Closing Date, there shall not have occurred and be continuing any event that has had or would have a significant adverse effect on the functioning of the financial markets, banks and other lending institutions in the United States; (iv) since September 30, 1996, no change shall have occurred or been threatened in the business, operations, prospects, properties or condition (financial or other) of LCA or any of its subsidiaries that would have or would be reasonably expected to have a Material Adverse Effect; and (v) LCA and LCA Sub shall have performed in all material respects their agreements and covenants contained in the GranCare Merger Agreements required to be performed at or prior to the effective time of the GranCare Merger and the representations and warranties of LCA and LCA Sub contained in the GranCare Merger Agreement shall be true and correct in all material respects when made and on and as of the effective time of the GranCare Merger with the same force and effect as if made on and as of such date.

  The obligations of LCA and LCA Sub to effect the GranCare Merger are subject to the satisfaction or waiver by LCA, LCA Sub and Apollo, at or prior to the effective time of the GranCare Merger, of the following additional conditions:
(i) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted that would make illegal or prohibit the consummation of the GranCare Merger or render LCA unable to effect the GranCare Merger; (ii) no action or proceeding brought by any governmental, regulatory or administrative agency, authority or commission shall have been instituted and be pending that would be reasonably likely to make the GranCare Merger illegal or prohibit the consummation of the GranCare Merger or render LCA unable to effect the GranCare Merger, and there shall be no proceeding or other action pending or threatened against GranCare or its subsidiaries that is reasonably likely to have a Material Adverse Effect; (iii) there shall not have occurred any event that has had or would have a significant adverse effect on the functioning of the financial markets, banks and other lending

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

institutions in the United States; (iv) since December 31, 1996, no change shall have occurred or been threatened in the business, operations, prospects, properties or condition (financial or other) of GranCare or any of its subsidiaries that would have or would be reasonably expected to have a Material Adverse Effect; (v) the agreements of Rule 145 affiliates (See "Restrictions on Resales by Affiliates") required to be delivered to LCA pursuant to the GranCare Merger Agreement shall have been furnished; and (vi) GranCare shall have performed in all material respects with its agreements and covenants contained in the GranCare Merger Agreement required to be performed at or prior to the effective time of the GranCare Merger and the representations and warranties of GranCare contained in the GranCare Merger Agreement shall be true and correct in all material respects when made and on and as of the effective time of the GranCare Merger with the same force and effect as if made on and as of such date.

ACCOUNTING TREATMENT

  The GranCare Merger will be treated for accounting purposes in accordance with the rules for purchase accounting. Accordingly, the assets and liabilities of GranCare will be recorded on Paragon's books at their estimated fair market values with the remaining purchase price reflected as goodwill. See the "Notes to the Living Centers of America, Inc. Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this Proxy Statement/Prospectus.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In the opinions of Powell, Goldstein, Frazer & Murphy LLP and Andrews & Kurth L.L.P., counsel to GranCare, the following are the material federal income tax consequences of the GranCare Merger. An opinion of counsel is based on counsel's analysis of the facts and law, and expresses what counsel believes a court would properly hold if presented with such issue, but is not in any way binding on the IRS or the courts. Counsels' opinions are based upon current law which is subject to change by future legislation, new rules or interpretations of the IRS or the courts. Such changes could be applied retroactively to completed transactions. This discussion is being provided for general informational purposes only and is not intended to be a complete description of all of the tax consequences of the GranCare Merger and does not discuss state or local tax consequences. Moreover, the tax treatment of a stockholder may vary depending upon his particular situation. In this regard, certain stockholders (including (i) insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign trusts or estates as defined for United States federal income tax purposes, (ii) stockholders who hold shares as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes and
(iii) stockholders with a "functional currency" (other than the United States dollar) may be subject to special rules not discussed in this summary. In addition, this summary applies only to shares which are held as capital assets and may not be applicable to a stockholder who acquired his shares pursuant to the exercise of stock options or otherwise as compensation.

  THE FOLLOWING DISCUSSION IS BASED ON EXISTING PROVISIONS OF THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND THAT CHANGE MAY OR MAY NOT BE RETROACTIVE, AND SUCH CHANGES COULD AFFECT THE TAX CONSEQUENCES SET FORTH IN THIS SUMMARY.

  NO RULINGS HAVE BEEN OR WILL BE REQUESTED FROM THE IRS WITH RESPECT TO THE MATTERS DISCUSSED IN THIS SUMMARY.

  EACH STOCKHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE GRANCARE MERGER, INCLUDING, THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND THE POSSIBLE EFFECTS OF CHANGES OF APPLICABLE TAX LAWS.


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

  Tax Opinions. GranCare will receive opinions of Powell, Goldstein, Frazer & Murphy LLP and Andrews & Kurth L.L.P., dated immediately prior to the effective time of the GranCare Merger that:

    (i) the GranCare Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code; and

    (ii) GranCare, LCA Sub and LCA will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code with respect to the GranCare Merger.

  Such firms have also rendered opinions that the GranCare Merger will not cause the Restructuring (as defined below) or the Distribution to be taxable transactions. An opinion of counsel is not binding on the IRS or the courts. Moreover, the tax opinions are based upon, among other things, certain representations as to factual matters made by GranCare and LCA which, if incorrect or incomplete in any material respect, would change the conclusions reached in the opinions.

  The GranCare Merger. If the GranCare Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the following federal income tax consequences will result with respect to GranCare stockholders who receive solely Paragon Common Stock (disregarding cash received for fractional shares): (i) GranCare stockholders will not recognize gain or loss upon the receipt of Paragon Common Stock in exchange for their shares of GranCare Common Stock pursuant to the GranCare Merger, (ii) each holder of GranCare Common Stock will have a basis in the Paragon Common Stock equal to his tax basis in the GranCare Common Stock (reduced by any amount allocated to a fractional share of Paragon Common Stock with respect to which cash is received, as described below) and (iii) each GranCare stockholder's holding period for his Paragon Common Stock will include the holding period in his GranCare Common Stock, provided that the GranCare Common Stock is held as a capital asset immediately prior to the effective time of the GranCare Merger.

  Any GranCare stockholder receiving cash in lieu of fractional shares will recognize capital gain or loss (provided the shares of GranCare Common Stock surrendered are held as capital assets immediately prior to the effective time of the GranCare Merger) equal to the difference between the amount of cash received and the portion of such stockholder's basis in the shares of GranCare Common Stock allocable to such fractional share interests, and such capital gain or loss will be long-term capital gain or loss if the holding period for such shares is more than a required length of time. Under recent changes made by the Taxpayer Relief Act of 1997, long-term capital gain from the sale of stock (which is a capital asset) that has been held for more than one year is taxed at a maximum rate of 28%, and long-term capital gain from the sale of stock (which is a capital asset) that has been held for more than 18 months is taxed at a maximum rate of 20%.

  If the GranCare Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the GranCare stockholders will recognize gain or loss upon the receipt of the Paragon Common Stock in exchange for their GranCare Common Stock equal to the difference between the fair market value of the Paragon Common Stock plus the amount of cash received and their basis in the GranCare Common Stock.

  Effect of GranCare Merger on Tax Consequences of Previous Transactions. On February 12, 1997, Old GranCare and GranCare engaged in certain transactions (the "Restructuring") prior to the Distribution. Powell, Goldstein, Frazer and Murphy LLP rendered its opinion, based on certain representations and assumptions, that (i) the Distribution would be tax-free for federal income tax purposes to Old GranCare under Section 355(c)(1) of the Code and to the stockholders of Old GranCare under Section 355(a) of the Code and (ii) the Restructuring would be tax-free for federal income tax purposes under Sections 361(a)(1) and 368(a)(1)(D) of the Code.

  Pursuant to the terms of the Distribution and the Restructuring, Old GranCare agreed to indemnify GranCare and its stockholders from any resulting tax liability in the event the Restructuring and the Distribution were not accorded tax-free treatment as a result of certain events that would include the GranCare Merger.

  GranCare will receive opinions of Powell, Goldstein, Frazer & Murphy LLP and Andrews & Kurth L.L.P. immediately prior to the effective time of the GranCare Merger to the effect that the GranCare Merger will not

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

cause the Restructuring or the Distribution to be other than tax-free transactions, and these opinions will be based on certain assumptions and representations of the management of GranCare and LCA. Those will include a representation that, at the time of the Distribution and the Restructuring, there was no plan or intention to effect the GranCare Merger or to otherwise dispose of the GranCare Common Stock. The opinions will represent the law firms' best legal judgment and will not be binding on the IRS or the courts. If the IRS were to successfully challenge the federal income tax treatment of the Restructuring or the Distribution as a result of the GranCare Merger, GranCare would be liable pursuant to its indemnity obligation for substantial amounts related to taxes likely to be incurred by Old GranCare and for any liability of Old GranCare to the stockholders of Old GranCare at the time of the Distribution. Such liability could have a material adverse effect on Paragon.

  Back-up Withholding Requirements. United States federal tax code information requirements and backup withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of GranCare Common Stock, unless the stockholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates these facts, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not supply GranCare with his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be refunded or credited against the stockholder's federal income tax liability. Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a stockholder, the amount of dividends paid with respect to such shares will be reported annually to the IRS and to such stockholder.

  These backup withholding tax and information reporting rules currently are under review by the United States Treasury Department, and proposed Treasury Regulations issued on April 15, 1996 would modify certain of such rules generally with respect to payments made after December 31, 1997. Accordingly, the application of such rules could be changed.

GOVERNMENTAL AND REGULATORY APPROVALS

  The GranCare Merger is subject to the requirements of the HSR Act. The HSR Act requires, among other things, that certain information regarding the GranCare Merger be furnished to the Antitrust Division and the FTC. The required waiting period expired on July 25, 1997. The GranCare Merger may be subject to applicable local, state and federal requirements for notice and/or review of the transaction, or the post-merger operation of LCA and/or GranCare health care facilities and businesses, which can encompass permits, licenses, certificates of need, third party payor certifications and contracts, and/or other requirements, all as may be mandated by the applicable jurisdiction within which any facility or business is located. Other than the foregoing, neither LCA nor GranCare is aware of any other governmental or regulatory approvals required for the consummation of the GranCare Merger. Neither LCA nor GranCare believe that satisfying such requirements will prevent or delay the consummation of the Transactions.

OTHER APPROVALS AND CONSENTS

  In certain instances, the GranCare Merger or the subsidiary guarantees and subsidiary liens contemplated under the New Credit Facility, or both, will require the consent of third-party creditors, to the extent the obligations then owed to such creditors will not be refinanced with proceeds of the New Credit Facility or Senior Subordinated Debt. Certain of such creditors hold liens on significant assets of GranCare and its subsidiaries, under documentation which does not currently permit prepayment or which would permit prepayment only upon terms which GranCare deems to be prohibitively expensive. GranCare is in the process of contacting the creditors whose obligations are currently expected to survive the consummation of the Mergers, with regard to obtaining such consents, but has not yet determined whether such consents will be granted or upon what terms such consents may be available. No assurances can be given with regard to the ultimate likelihood of obtaining such consents, or the economic and other terms upon which any such consent might be conditioned, or the materiality thereof. The inability of GranCare to obtain certain of such consents could adversely affect GranCare's ability to consummate the GranCare Merger. See "Description of Financing--Treatment of Certain Existing LCA and GranCare Indebtedness--HRPT Obligations."

  In addition to the foregoing third-party creditor consents, GranCare and its subsidiaries may be required to obtain consents from various landlords in connection with the granting of the liens alluded to in the immediately preceding paragraph (and, in a few cases, in connection with the GranCare Merger). While consents of a similar nature were obtained from many such landlords in connection with the Existing GranCare Credit Facility, no assurances can be given as to the likelihood of obtaining such consents in the context of the Recapitalization, or as to the economic and other terms upon which any such consent might be conditioned, or the materiality thereof.

EFFECT ON GRANCARE EMPLOYEE BENEFIT PLANS AND EMPLOYEE AGREEMENTS

  Benefit Maintenance. The GranCare Merger Agreement provides that from and after the effective time of the GranCare Merger, Paragon and its subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between GranCare or any of its subsidiaries and any current or former officer, director, employee or consultant of GranCare or any of its subsidiaries.

  In addition to honoring the agreements, and subject to Paragon's right to discontinue contributions or otherwise amend such agreements, until the first anniversary of the effective time of the GranCare Merger, Paragon and its subsidiaries will provide or will cause to be provided to each current or former employee (presently entitled to benefits) of GranCare or its subsidiaries (excluding employees covered by collective bargaining agreements)
(i) employee compensation, benefit plans, programs, policies and arrangements, that are in the aggregate no less favorable than those currently provided by GranCare and its subsidiaries to each such employee and former employees; and
(ii) severance benefits that are in the aggregate no less favorable to any employee of GranCare or any of its subsidiaries than those currently provided to each such employee.

  Service Credit. To the extent permitted under applicable law, each employee of GranCare or its subsidiaries will be given credit for all service with GranCare or its subsidiaries (or service credited by GranCare or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by Paragon in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

  Indemnification and Insurance. LCA and LCA Sub have agreed to indemnify the present and former directors, officers and employees of GranCare and its subsidiaries, as provided in the Certificate of Incorporation or Bylaws (or similar documents) of GranCare or any subsidiary and the indemnification agreements between GranCare (or any of its subsidiaries) and its directors, officers and employees in effect on the date of the GranCare Merger Agreement for a period of not less than the statute of limitations applicable to matters covered by such documents and which have occurred prior to the effective time of the GranCare Merger. For six years from the effective time of the GranCare Merger, Paragon will maintain in effect the policies of directors' and officers' liability insurance being maintained by GranCare as of the date of the GranCare Merger Agreement (or policies providing similar coverage). Further, Paragon has agreed to indemnify and hold harmless (and will advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of GranCare or any subsidiary of GranCare against any costs and expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation relating to any of the transactions contemplated by the GranCare Merger Agreement and will pay all reasonable costs and expenses (including reasonable attorney's fees) that may be incurred by any indemnified parties in enforcing the indemnity and other obligations provided for in the GranCare Merger Agreement. In the event Paragon or any of its successors or assigns
(A) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, Paragon has agreed to make proper provisions so that its successors and assigns assume the obligations set forth in the GranCare Merger Agreement with respect to indemnification and insurance.

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

  In addition, the officers of GranCare may be entitled to certain change in control payments under their employment agreements as well as certain cash benefits under the GranCare Annual Incentive Plan and Stockholder Value Program.

GRANCARE STOCK OPTIONS

  Each GranCare Option issued and outstanding immediately prior to the effective time of the GranCare Merger, will be cancelled at the effective time of the GranCare Merger in exchange for the issuance of fully vested options to purchase shares of Paragon Common Stock (the "Replacement Options"). Each Replacement Option will constitute an option to acquire, on the same terms and conditions as were applicable under the cancelled GranCare Option, the number of shares of Paragon Common Stock equal to the product of the Exchange Ratio and the number of shares of GranCare Common Stock subject to the cancelled GranCare Option, at a price per share equal to the amount obtained by dividing the exercise price of the cancelled GranCare Option by the Exchange Ratio. As soon as practicable following the effective time of the GranCare Merger, but in no event later than 15 days following the effective time of the GranCare Merger, Paragon will deliver to holders of the cancelled GranCare Options appropriate option agreements representing the fully vested right to acquire shares of Paragon Common Stock on the same terms and conditions as contained in the cancelled GranCare Options. LCA has agreed to file and cause to be effective as of the effective time of the GranCare Merger a registration statement on Form S-8 or other appropriate form, with respect to shares of Paragon Common Stock that will be subject to the Replacement Options and use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such Replacement Options remain outstanding. There are currently outstanding options to purchase 2,666,061 shares of GranCare Common Stock, 2,069,439 of which are currently exercisable at prices ranging from $0.30 to $8.25 per share, convertible, in the aggregate, to options to purchase 605,622 shares of Paragon Common Stock, all of which will be exercisable at prices ranging from $1.28 to $35.17 per share. Also, certain non-officer employees of GranCare have been granted awards of restricted shares under the 1996 Stock Incentive Plan that have not yet been issued, all of which will be issued prior to the effective time of the GranCare Merger pursuant to GranCare's standard Restricted Stock Award Agreement, which provides for acceleration of vesting in the event of a "Change in Control" (as defined therein), which the GranCare Merger constitutes.

RESTRICTIONS ON RESALES BY AFFILIATES

  LCA has registered under the Securities Act the shares of Paragon Common Stock that the stockholders of GranCare will be entitled to receive upon consummation of the GranCare Merger. Those GranCare stockholders who are not deemed to be "affiliates" of GranCare may freely sell the shares of Paragon Common Stock they receive in the GranCare Merger, without additional registration under the Securities Act or an exemption from the registration requirements thereunder (including Rule 145 promulgated under the Securities
Act). Stockholders of GranCare who are deemed to be "affiliates" of GranCare may resell the shares of Paragon Common Stock received in the GranCare Merger in transactions in compliance with Rule 145 under the Securities Act, pursuant to an effective registration statement under the Securities Act or in transactions exempt from registration, and may not use this Proxy Statement/Prospectus to effect resales of the shares of Paragon Common Stock that they receive.

  Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates of GranCare may make resales and also on the volume of resales that such affiliates, and others with whom they may act in concert, may make in any three-month period. The term "affiliates" as defined in the Securities Act includes any person who, directly or indirectly, controls, is controlled by, or is under common control with, GranCare at the time the GranCare Merger is submitted to a vote of the stockholders of GranCare. Certain executive officers and directors of GranCare will be deemed "affiliates" of GranCare for purposes of the Securities Act, each of whom has pursuant to the GranCare Merger Agreement, agreed to use commercially reasonable efforts to cause each such person to have delivered an affiliate's agreement to LCA on or prior to the effective time of the GranCare Merger in the form to be approved by the parties to the GranCare Merger Agreement.

CONDUCT OF BUSINESS OF GRANCARE PRIOR TO THE GRANCARE MERGER

  GranCare has agreed that, prior to the effective time of the GranCare Merger, GranCare will, and will cause its subsidiaries to, carry on their respective operations in the ordinary and usual course of business and consistent with past practice and will use commercially reasonable efforts consistent with prudent business practice to preserve intact in all material respects their current business organizations, keep available the services of their current officers and key employees and maintain their existing relationships with those having significant business relationships with them, in each case in all material respects. In addition, GranCare has agreed that, prior to the effective time of the GranCare Merger, subject to certain exceptions, except as expressly contemplated by the GranCare Merger Agreement or unless LCA shall otherwise consent in writing (which consent will not be unreasonably withheld), GranCare will not, and will cause each of its subsidiaries not to, among other things: (i) except for issuances of capital stock of GranCare's subsidiaries to GranCare or a wholly owned subsidiary of GranCare, issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) GranCare Securities or Subsidiary Securities (as both terms are defined in the GranCare Merger Agreement), in each case, other than GranCare Common Stock issuable upon exercise or vesting of the GranCare Options or allocations or issuances pursuant to the GranCare Plans, or (B) any other securities in respect of, in lieu of or in substitution for GranCare Common Stock outstanding on the date of the GranCare Merger Agreement; (ii) otherwise acquire or redeem, directly or indirectly, any GranCare Securities or Subsidiary Securities (including GranCare Common Stock); (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of GranCare or any of its subsidiaries (other than cash dividends paid to GranCare by its wholly-owned subsidiaries with regard to their capital stock); (iv) (A) make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $10 million or more outside the ordinary and usual course of business consistent with past practice in all material respects, or
(B) other than in the ordinary course of business, enter into a material contract or grant any release or relinquishment of any material contract rights; (v) incur or assume any long-term debt for borrowed money except for debt incurred in the ordinary course of business consistent in all material respects with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of GranCare, except in the ordinary course of business consistent in all material respects with past practice; (vii) except in connection with transactions permitted by (iv) above, make any loans, advances or capital contributions to, or investments in, any other person (other than wholly owned subsidiaries of GranCare) in the aggregate in excess of $10 million; (viii) change any of the accounting principles or practices used by it or any of its subsidiaries, except as required by the Commission or required by United States generally accepted accounting principles; (ix) adopt any amendments to the Certificate of Incorporation or Bylaws (or similar documents) of GranCare or any subsidiary; (x) except as may be required under any previously existing agreement or GranCare Plan, grant any stock related awards; (xi) enter into any new, or amend any existing, employee benefit, pension or other plan (whether or not subject to ERISA) or employment, severance, consulting or salary continuation agreements with any officers, directors or key employees, or grant any increases in the compensation or benefits to officers, directors and key employees; (xii) enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law and except in the ordinary course of business consistent in all material respects with past practice; (xiii) adopt, make any material amendment to or terminate any material employee benefit plan, as required by law or to maintain tax qualified status or as requested by the IRS in order to receive a determination letter for such employee benefit plan; (xiv) merge or consolidate with or transfer all or substantially all of it assets to another corporation or other business entity or individual; (xv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (xvi) agree in writing or otherwise to take any of the foregoing actions.

CONDUCT OF BUSINESS OF LCA PRIOR TO THE GRANCARE MERGER

  LCA has agreed that, prior to the effective time of the GranCare Merger, LCA will, and will cause its subsidiaries to, carry on their respective operations in the ordinary and usual course of business and consistent with past practice and will use commercially reasonable efforts consistent with prudent business practice to preserve intact their current business organizations, keep available the services of their current officers and key employees and maintain their existing relationship with those having significant business relationships with them, in each case in all material respects. In addition, LCA has agreed that, prior to the effective time of the GranCare Merger, subject to certain exceptions, except as expressly contemplated by the GranCare Merger Agreement or unless GranCare shall otherwise consent in writing (which consent will not be unreasonably withheld), LCA will not, and will cause each of its subsidiaries not to, among other things: (i) except for issuances of capital stock of LCA's subsidiaries to LCA or a wholly owned subsidiary of LCA, issue (as defined in the Grancare Merger Agreement), sell or pledge, or authorize or propose the issuance, sale or pledge of (A) LCA Securities or Subsidiary Securities (as both terms are defined in the GranCare Merger Agreement), in each case, other than LCA Common Stock issuable upon exercise or vesting of the LCA Rights or allocations or issuances pursuant to the LCA Plans, or (B) any other securities in respect of, in lieu of or in substitution for LCA Common Stock outstanding on the date of the GranCare Merger Agreement; (ii) otherwise acquire or redeem, directly or indirectly, any LCA Securities or Subsidiary Securities (including LCA Common Stock); (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of LCA or any of its subsidiaries (other than cash dividends paid to LCA by its wholly owned subsidiaries with regard to their capital stock); (iv) (A) make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $10 million or more outside the ordinary and usual course of business consistent with past practice in all material respects, or (B) other than in the ordinary course of business, enter into a material contract or grant any release or relinquishment of any material contract rights; (v) incur or assume any long-term debt for borrowed money except for debt incurred in the ordinary course of business consistent in all material respects with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of LCA, except in the ordinary course of business consistent in all material respects with past practice; (vii) except in connection with transactions permitted by (iv) above, make any loans, advances or capital contributions to, or investments in, any other person (other than wholly owned subsidiaries of LCA) in the aggregate in excess of $10 million; (viii) change any of the accounting principles or practices used by it or any of its subsidiaries, except as required by the Commission or required by United States generally accepted accounting principles; (ix) adopt any amendments to the LCA Charter or LCA Bylaws (or similar documents) of LCA or any subsidiary; (x) except as may be required under any previously existing agreement or LCA Plan, grant any stock related awards; (xi) enter into any new, or amend any existing, employee benefit, pension or other plan (whether or not subject to ERISA) or employment, severance, consulting or salary continuation agreements with any officers, directors or key employees, or grant any increases in the compensation or benefits to officers, directors and key employees; (xii) enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law and except in the ordinary course of business consistent in all material respects with past practice; (xiii) adopt, make any material amendment to or terminate any material employee benefit plan, except as required by law or to maintain tax qualified status or as requested by the IRS in order to receive a determination letter for such employee benefit plan; (xiv) merge or consolidate with or transfer all or substantially all of its assets to another corporation or other business entity or individual; (xv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (xvi) agree in writing or otherwise to take any of the foregoing actions.

NO SOLICITATION OF ACQUISITION TRANSACTIONS

  No Solicitation by GranCare. On May 8, 1997, GranCare terminated all existing activities, discussions and negotiations with third parties (other than LCA) with respect to any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving GranCare or any material subsidiary of GranCare (each a "GranCare Acquisition Transaction"). GranCare has also agreed not to, and to use all reasonable efforts to cause its subsidiaries, affiliates, employees, agents and representatives not to, knowingly initiate, solicit or encourage, directly or indirectly, any discussions or negotiations with any third party with respect to a GranCare Acquisition

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Transaction; provided, however, that if GranCare's Board determines after consultation with counsel, that it is required to do so in the exercise of the fiduciary duties of GranCare's directors to GranCare or its stockholders, the GranCare Board may respond to, or engage in discussions with respect to, a written offer for a GranCare Acquisition Transaction; and provided further, that GranCare or the GranCare Board may take and disclose to the stockholders of GranCare a position with respect to any GranCare Acquisition Transaction that, in the judgment of the GranCare Board, as determined in good faith by the Board based upon the advice of counsel, is required by applicable law. GranCare has also agreed to promptly communicate to LCA the terms of any proposal for a GranCare Acquisition Transaction that it receives and to keep LCA informed as to the status of any such matters.

  No Solicitation by LCA. On May 8, 1997, LCA terminated all existing activities, discussions and negotiations with third parties (other than GranCare and Apollo) with respect to any possible LCA Acquisition Transaction. LCA has also agreed not to, and to cause its subsidiaries, affiliates, employees, agents and representatives not to, knowingly initiate, solicit or encourage, directly or indirectly, any discussions or negotiations with respect to an LCA Acquisition Transaction; provided, however, that, if during the 45 days following the date of the GranCare Merger Agreement as originally entered into on May 7, 1997 (which 45 day period has expired) LCA's Board determined, after consultation with counsel, that it was required to do so in the exercise of the fiduciary duties of LCA's directors to LCA or its stockholders, the LCA Board would have been permitted to respond to, or engage in discussions with respect to, a written offer for an LCA Acquisition Transaction during such 45 day period; and provided further, that LCA or the LCA Board of Directors may take or disclose to the stockholders of LCA a position with respect to any such LCA Acquisition Transaction that, in the judgment of the LCA Board, as determined in good faith by the LCA Board based upon the advice of counsel, is required by applicable law. LCA has also agreed to promptly communicate to GranCare the terms of any proposal for an LCA Acquisition Transaction that it receives and to keep GranCare informed as to the state of any such matters.

TERMINATION

  The GranCare Merger Agreement may be terminated at any time prior to the effective time of the GranCare Merger Agreement (i) by mutual written consent of the Boards of Directors of LCA and GranCare, (ii) by either LCA or GranCare if the GranCare Merger shall not have been consummated on or before November 17, 1997, provided that such right will not be available to any party whose failure to fulfill any obligation under the GranCare Merger Agreement has been the cause of or resulted in the failure of the GranCare Merger to occur on or before such date; (iii) by either LCA or GranCare if either is prohibited by a final and non-appealable order, decree, ruling or other action by any court of competent jurisdiction in the United States or other United States governmental body from consummating the GranCare Merger; (iv) by GranCare if
(a) any of the representations and warranties of LCA or LCA Sub contained in the GranCare Merger Agreement were untrue in any material respect when made or have since become, and at the time of termination remain, untrue in any material respect, or (b) LCA or LCA Sub has breached or failed to comply in any material respect with any of its obligations under the GranCare Merger Agreement and, with respect to a representation or warranty, such breach continues unremedied for 10 days after LCA or LCA Sub has received written notice from GranCare of the occurrence of such breach or failure; (v) prior to LCA stockholder approval of the GranCare Merger, by LCA if the GranCare Board withdraws or modifies in a manner adverse to LCA or LCA Sub its favorable recommendation of the GranCare Merger or has recommended a GranCare Acquisition Transaction with a party other than LCA or any of its affiliates;
(vi) prior to GranCare stockholder approval by GranCare if GranCare receives a written offer with respect to any GranCare Acquisition Transaction with a third party or such third party has commenced a tender offer which, in either case, the GranCare Board believes in good faith is more favorable to GranCare's stockholders than the GranCare Merger; (vii) by LCA if (a) any of the representations and warranties of GranCare contained in the GranCare Merger Agreement were untrue in any material respect when made or have since become, and at the time of termination remain, untrue in any material respect, or (b) GranCare has breached or failed to comply in any material respect with any of its obligations under the GranCare Merger Agreement (other than as a result of a breach by LCA or LCA Sub of any of its obligations thereunder) and, with respect to

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a representation or warranty, such breach shall continue unremedied for 10 days after GranCare has received written notice from LCA or LCA Sub of the occurrence of such breach or failure; (viii) by LCA or GranCare if the Recapitalization Merger Agreement is terminated; or (ix) by LCA if GranCare fails to obtain its stockholders' approval of the GranCare Merger at the meeting held for such purpose (or any adjournment thereof) or (b) by GranCare if LCA fails to obtain its stockholders' approval of the LCA Stock Issuance Proposal at the meeting held for such purpose (or any adjournment thereof).

TERMINATION FEES; EXPENSES

  Except as provided in paragraphs (a) through (d) below, whether or not the GranCare Merger is consummated, all costs and expenses incurred in connection with the GranCare Merger, the GranCare Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such cost or expense.

    (a) If (i) GranCare terminates the GranCare Merger Agreement as described in clause (vi) of "Termination" above or (ii) LCA terminates the GranCare Merger Agreement as described in clause (v) of "Termination" above, GranCare will promptly, but in no event later than one business day after termination of the GranCare Merger Agreement pay to LCA a fee (the "GranCare Termination Fee") equal to $20 million in same day funds, plus interest on such amount from the date payable until paid at a rate equal to 9% per annum.

    (b) If LCA terminates the GranCare Merger Agreement as described in clause (ix)(a) of "Termination" above, and, at the time of the stockholder vote referred to therein, any person has made (or publicly disclosed an intention to make) a proposal to effect a GranCare Acquisition Transaction with respect to GranCare (and shall not have irrevocably withdrawn such proposal), and within 180 days after such termination a GranCare Acquisition Transaction shall be consummated with respect to GranCare, then GranCare will promptly (but in no event later than one business day) after such consummation, pay the GranCare Termination Fee.

    (c) If LCA terminates the GranCare Merger Agreement as described in clause (ii) of "Termination" above, and no vote shall have been taken with respect to the GranCare Merger Proposal, and a proposal to effect a GranCare Acquisition Transaction with respect to GranCare is pending at any time between October 15, 1997 and November 17, 1997 (a "No Vote Termination") and within 180 days after such termination a GranCare Acquisition Transaction shall be consummated, then GranCare will promptly (but in no event later than one business day) after such consummation, pay the GranCare Termination Fee.

    (d) If the GranCare Merger Agreement is terminated as described in clause
  (v), (vi), (vii) or (ix)(a) of "Termination" above or pursuant to a "No Vote Termination," GranCare will also pay the out-of-pocket fees and expenses reasonably incurred by LCA and LCA Sub in connection with the GranCare Merger Agreement.

  Pursuant to the Apollo Letter, in the event the GranCare Merger is terminated in a manner as described in paragraphs (a), (b) or (c) above, GranCare will also promptly, but in no event later than one day after such termination, pay a fee to Apollo in cash equal to $5 million. GranCare has also agreed to reimburse Apollo for certain fees and expenses to the extent that LCA does not reimburse Apollo pursuant to the Recapitalization Merger Agreement.

AMENDMENT AND WAIVER

  The GranCare Merger Agreement may be amended by the parties at any time before or after approval thereof by the stockholders of GranCare and the approval by the LCA stockholders of the issuance of the Paragon Common Stock in connection with the GranCare Merger; provided that, no amendment may be made after any such approval that decreases the GranCare Merger Consideration or that adversely affects the rights of GranCare stockholders, without the approval of such stockholders. At any time prior to the effective time of the GranCare Merger, each of the parties to the GranCare Merger Agreement may (i) extend the time of the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto, or (iii) waive compliance with

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

any of the agreements or conditions contained therein. If, following stockholder approval, a waiver is contemplated, the GranCare Board, or the LCA Board, as the case may be, will determine (based on the materiality of such waiver and other facts and circumstances) whether to seek stockholder approval.

REPRESENTATIONS AND WARRANTIES

  The GranCare Merger Agreement contains customary representations and warranties of LCA and GranCare relating to, among other things, (a) organization, good standing, qualification to do business and other corporate matters, (b) capitalization, (c) the authorization, execution, delivery and enforceability of the GranCare Merger Agreement, the actions taken by the LCA and GranCare Boards with respect thereto and related matters, (d) the absence of certain changes or events since the end of each company's last fiscal year,
(e) reports filed by each company with the Commission and the financial statements included therein, (f) information supplied by each company for inclusion in the registration statement of which this Proxy Statement/Prospectus is a part, (g) required consents and approvals, (h) brokers, (i) employee benefit matters, (j) the absence of certain litigation,
(k) tax matters, (l) environmental compliance, (m) ownership of shares and (n) the receipt by each company of the opinions discussed above under "Description of Transactions--Opinions of GranCare Financial Advisors" and "Description of Transactions--Opinions of LCA Financial Advisors." The GranCare Merger Agreement also contains additional customary representations of GranCare relating to (i) employee benefit plans, (ii) insurance and (iii) the required vote of GranCare's stockholders.

                           AMENDMENTS TO LCA CHARTER

  The obligation of Apollo to consummate the Recapitalization Merger is dependent upon the approval by the stockholders of LCA of certain amendments to the LCA Charter. Set forth below is a discussion of the proposed amendments to the LCA Charter. Certain of the proposed amendments to the LCA Charter will change or remove provisions that may currently deter a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Paragon, even though such a transaction could be beneficial to Paragon and its stockholders. For a discussion of the effect of the proposed amendments to the LCA Charter on the rights of stockholders, see "Comparison of Stockholder Rights." The proposed amendments to the LCA Charter are set forth as the Paragon Charter in the form of Amended and Restated Certificate of Incorporation of LCA included as Annex III hereto. Stockholders are encouraged to review the full text of the Paragon Charter in connection with their consideration of the Amendment Proposal. In addition, a number of matters concerning corporate governance will, after the effective time of the Recapitalization Merger, be covered by the Paragon Bylaws and the Stockholders Agreement with Apollo. See "Certain Other Agreements," "Comparison of Stockholder Rights" and the Paragon Bylaws and Stockholders Agreement attached hereto Annex IV and Annex V, respectively.

AMENDMENT TO CORPORATE NAME

  Article First of the LCA Charter provides that the name of the corporation is Living Centers of America, Inc. Under the Paragon Charter, the name of the corporation would be Paragon Health Network, Inc.

AMENDMENTS TO PROVISIONS RELATING TO THE BOARD OF DIRECTORS OF PARAGON

  Subparagraph (A) of Article Fifth of the LCA Charter provides that the LCA Board shall consist of not less than three nor more than nine directors. Under the Paragon Charter, the minimum number of directors would be set at five and the maximum number of directors would be set at 15. Additionally, under the Paragon Charter, any future adjustment to the range of the number of members of the Paragon Board will require the vote of two-thirds of the entire Paragon Board instead of the vote of three-quarters of the entire LCA Board as currently required under the LCA Charter.

  Subparagraph (A) of Article Fifth of the LCA Charter also provides for a classified Board of Directors, with the entire Board of Directors being divided into three classes, with each director being elected to serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. Under the Paragon Charter, the classified Board of Directors is eliminated and the entire Paragon Board will stand for election at any given annual meeting of stockholders, with each director serving until the next annual meeting of stockholders or until his successor has been duly elected and qualified.

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

  Subparagraph (B) of Article Fifth of the LCA Charter provides that a director of LCA may not be removed during his term of office without cause. The Paragon Charter revises this provision to allow directors to be removed with or without cause upon the affirmative vote of two-thirds of the combined voting power of all then outstanding voting securities entitled to vote in the election of directors, voting together as a single class (such securities are referred to herein as "voting securities").

AMENDMENTS TO PROVISIONS RELATING TO STOCKHOLDER MEETINGS

  Article Ninth of the LCA Charter prohibits stockholders of LCA from taking action by written consent. Article Ninth also provides that special meetings of stockholders may be called at any time by the LCA Board, or by a committee thereof that has been duly granted such power pursuant to resolutions adopted by the entire LCA Board or the Bylaws of LCA. No other person or persons are permitted to call special meetings of stockholders. Under the terms of the Paragon Charter special meetings of stockholders shall be held as set forth in the Paragon Bylaws which provide that such meetings may be called at any time by the Paragon Board of Directors, by a committee thereof whose authority includes the right to call such meetings and by one or more stockholders holding an aggregate of at least 25% of the outstanding shares of Paragon Common Stock. The Paragon Charter does not prohibit stockholder action by written consent.

AMENDMENTS TO PROVISIONS RELATING TO BUSINESS COMBINATIONS

  Article Tenth of the LCA Charter contains a "fair price" provision that requires the approval of holders of not less than 66 2/3% of the outstanding voting securities of LCA (including not less than 66 2/3% of the outstanding shares of voting securities not owned, directly or indirectly, by persons who are 10% or greater stockholders of LCA and their affiliates ("Related Persons") unless the business combination is approved by the holders of not less than 90% of the voting securities of LCA) as a condition for mergers, consolidations and certain other business combinations involving LCA and any Related Person. The 66 2/3% voting requirement of the "fair price" provision is not applicable to a business combination involving a holder of 10% or more of LCA's outstanding voting securities if: (i) the acquisition by such holder of such stock or the transaction is approved in advance of such person becoming a holder of 10% of LCA's outstanding voting securities by not less than 75% of the directors of LCA then holding office; (ii) the business combination is between LCA and another corporation of which LCA owns 100% of the outstanding voting securities, or (iii) all of the following conditions are met: (a) the transaction is a merger or consolidation proposed to occur within one year of the time such holder acquired 10% of LCA's outstanding voting securities and the price to be paid to holders of LCA Common Stock is at least as high as the highest price paid by such holder in acquiring any of its LCA Common Stock, (b) the consideration to be paid in the transaction is cash or the same form of consideration paid by such holder to acquire a majority of its holdings of LCA Common Stock, (c) between the date of the acquisition by such holder of 10% of LCA's voting securities in the transaction, there has been no failure to declare or pay preferred quarterly stock dividends and no reduction in LCA Common Stock dividends (except as approved by the majority of the unaffiliated directors), no further acquisition of voting securities by such holder and no benefit, direct or indirect, is received by such holder through loans or other financial assistance from LCA or tax credits or other tax advantages provided by LCA, and (d) a proxy statement shall have been mailed to stockholders of record at least 30 days prior to the consummation of the transaction for the purpose of soliciting general stockholder approval of such transaction.

  The Paragon Charter does not contain a similar "fair price" provision.

AMENDMENTS TO PROVISIONS RELATING TO CHARTER AMENDMENTS

  Article Eleventh of the LCA Charter provides that the vote of two-thirds of all voting securities is required in order to amend the provisions contained in Article Eleventh and Article Sixth (concerning the amendment of the bylaws of LCA by stockholders), Seventh (concerning liability of directors), Ninth (concerning the prohibition against stockholder action without meetings), and Tenth (concerning the 66 2/3% vote of stockholders

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

required in connection with certain business combinations between LCA and Related Persons). Article Eleventh of the LCA Charter further provides that no action imposing cumulative voting in the election of directors may be taken, unless approved by the affirmative vote of two-thirds of all shares of voting securities.

  Article Eleventh of the Paragon Charter provides that the provisions set forth in Articles Fifth (dealing with removal of directors), Sixth (dealing with the bylaws of Paragon by stockholders), Seventh (dealing with liability of directors) and Eleventh (dealing with amendments), may be amended or repealed only with the affirmative vote of not less than 66 2/3% of the then outstanding voting securities of Paragon.

               INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

GENERAL

  Certain members of LCA's and GranCare's management and the LCA Board and GranCare Board may be deemed to have interests in the Transactions in addition to their interests as LCA and GranCare stockholders generally, which may cause potential conflicts of interest. Each of the LCA Board and GranCare Board was aware of these factors and considered them, among other factors, in approving the Transactions. Among these factors are (i)(a) the acceleration of the vesting of currently unvested LCA Rights, as well as the cashing out of all LCA Rights and (b) the termination of all existing GranCare Options in respect of the issuance of fully vested Replacement Options as a result of the consummation of the Mergers as described under "The GranCare Merger Agreement--GranCare Stock Options," and "The Recapitalization Merger Agreement--LCA Rights;" (ii) the indemnification provisions of the Merger Agreements as described under "The GranCare Merger Agreement--Effect on GranCare Employee Benefit Plans and Employee Agreements" and "The Recapitalization Merger Agreement--Effect on LCA Employee Benefit Plans and Employee Agreements;" (iii) the payment by Paragon of the premiums for directors' and officers' liability insurance for current LCA and GranCare directors and officers as described under "The GranCare Merger Agreement-- Effect on GranCare Employee Benefit Plans and Employee Agreements," and "The Recapitalization Merger Agreement--Effect on LCA Employee Benefit Plans and Employee Agreements;" (iv) cash payments in the event of any early termination of certain LCA and GranCare incentive compensation plans and (v) cash severance payments which certain LCA and GranCare executive officers will be entitled to in certain circumstances pursuant to their employment agreements. Certain of the executive officers of LCA and GranCare will be executive officers of Paragon.

MANAGEMENT AND SHARE OWNERSHIP

  For a list of the individuals who will serve as executive officers of Paragon following the Mergers, see "Directors and Officers of Paragon Following the Mergers."

  In addition, pursuant to the Stockholders Agreement to be entered into by the Apollo Investors and Paragon, the Apollo Investors have agreed for a period not to exceed 10 years from the effective time of the Mergers to vote all of the shares of Paragon Common Stock beneficially owned by the Apollo Investors in favor of the election of the nominees of the Paragon Board's nominating committee. See "Certain Other Agreements."

  As of the LCA Record Date and GranCare Record Date, the executive officers and directors of LCA (23 persons) and the executive officers and directors of GranCare (29 persons) beneficially owned (excluding shares subject to outstanding stock options) an aggregate of 3,441,418 shares, or approximately 20%, of the issued and outstanding LCA Common Stock and 3,381,453 shares, or 13.3%, of the issued and outstanding shares of GranCare Common Stock, respectively. All such shares will be treated in the Transactions in the same manner as shares of LCA and GranCare held by other stockholders of LCA and GranCare.

LCA STOCK PLANS

  The Recapitalization Merger Agreement provides that immediately prior to the effective time of the Recapitalization Merger, all LCA Rights, including LCA Rights held by directors and executive officers, will be

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

cancelled immediately prior to the effective time of the Recapitalization Merger, subject to the rights of participants under the LCA Stock Plans to exercise their LCA Rights pursuant to the terms of such LCA Stock Plans. Each holder of LCA Rights will be entitled to receive that number of shares of LCA Common Stock equal to the product of (i) the total number of shares of LCA Common Stock subject to such holder's LCA Rights, multiplied by (ii) the excess, if any, of $40.50 over the exercise price per share previously subject to such LCA Rights, multiplied by (iii) 0.02469, and such holder shall be given the opportunity to make the elections pursuant to the Recapitalization Merger Agreement with respect to the shares of LCA Common Stock to which he or she is entitled. See "The Recapitalization Merger Agreement--LCA Rights."

  As of the LCA Record Date, the number of shares of LCA Common Stock subject to LCA Rights held by each of the five most highly compensated executive officers of LCA and each director of LCA was: Edward L. Kuntz (114,385), Leroy
D. Williams (55,975), William R. Korslin (8,750), Keith Krein, M.D. (24,010) and Susan Thomas Whittle (16,450), Donald C. Beaver (5,750), Eddy J. Rogers, Jr. (5,400), Anthony M. Frank (5,400), Dr. Roger J. Bulger (5,400) and Robert
H. Hurlburt (3,800). The executive officers of LCA (18 persons) held options to purchase an aggregate of 689,550 shares of LCA Common Stock, 370,760 of which were not currently exercisable, but will vest and become exercisable upon the closing of the Recapitalization Merger. In addition, the non-employee directors of LCA (five persons) held options to purchase an aggregate of 71,750 shares of LCA Common Stock, 25,000 of which were not currently exercisable, but will vest and become exercisable upon the closing of the Recapitalization Merger.

LCA DEFERRED PLANS AND OTHER EMPLOYEE BENEFIT PLANS

  The Recapitalization Merger Agreement provides that at the effective time of the Recapitalization Merger, each participant, including executive officers, in LCA's Deferred Plans shall become vested in his or her entire account balances under each such plan, including, without limitation, any portion of such account balance maintained in shares of LCA Common Stock or units of LCA Common Stock as provided under such Deferred Plans. Prior to the effective time of the Recapitalization Merger, LCA may continue to match deferrals of compensation with shares of LCA Common Stock as provided pursuant to the Deferred Plans. See "The Recapitalization Merger Agreement--LCA Rights."

  The Recapitalization Merger Agreement also provides that until the first anniversary of the effective time of the Recapitalization Merger, Paragon and its subsidiaries will (subject to their right to discontinue matching deferrals or otherwise amend its Deferred Plans) provide or will cause to be provided to each current or former employee (presently entitled to benefits) of LCA or its subsidiaries (excluding employees covered by collective bargaining agreements) (i) employment compensation, benefit plans, programs, policies and arrangements that are no less favorable in the aggregate than those currently provided by LCA and its subsidiaries to each such employee and former employee and (ii) severance benefits that are in the aggregate no less favorable to any employee of LCA or any of its subsidiaries than those currently provided to each such employee. See "The Recapitalization Merger Agreement--Effect on LCA Employee Benefit Plans and Employee Agreements."

LCA EMPLOYMENT AGREEMENTS

  Executive Officers. The Recapitalization Merger Agreement provides that after the effective time of the Recapitalization Merger, Paragon will honor all existing employment, severance, consulting and salary continuation agreements between LCA and its directors, officers and employees, including the employment agreements with LCA's five most highly compensated executive officers as reflected in the proxy statement for its most recent annual stockholders meeting: Messrs. Kuntz, Williams, Korslin, Dr. Krein and Ms. Whittle. LCA also has employment agreements with thirteen other executive officers. All of these employment agreements were amended pursuant to resolutions adopted by the LCA Board of Directors on May 7, 1997 after reviewing recommendations and analyses of LCA's management and outside compensation consultants to LCA's Compensation Committee and information provided by CSFB. As amended, such agreements generally provide for certain severance payments to be made to an employee if, within six months prior to or 24 months following a "change of control," such employee is terminated "without cause" (as defined in the employment agreements)

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or resigns after the occurrence of one of a number of specified changes in such employee's employment, including a diminution in title, job responsibilities or pay or a requirement to work primarily at a location more than 20 miles from the employee's business location as of May 7, 1997. Such employment agreements (as amended) also generally provide that in the event a change of control occurs and a person becomes entitled to receive any payments, all such payments shall be made in a lump sum immediately upon accrual and LCA will provide or cause to be provided, at LCA's sole cost and expense, outplacement services to all such employees (other than Mr. Kuntz). Upon consummation of the Mergers, a "change of control" will have occurred under each of the employment agreements.

  Severance payments, when payable, will be made pursuant to two separate provisions: a standard severance payment and an additional change of control payment. As described below, each of Messrs. Kuntz and Williams has waived any right to continue after his date of termination to receive his base salary for the remainder of the term of his employment agreement. Messrs. Kuntz and Williams would still be entitled to payment of a current year bonus as accrued to the date of termination and payment for accrued but unused vacation days. In addition, such persons receive continued coverage under certain medical and other benefit plans for the remainder of the term of their employment agreements. Each of Mr. Korslin, Dr. Krein and Ms. Whittle would be entitled to standard severance payments based on their years of service as follows: (i) a payment ranging from six to 24 months' of current base salary, (ii) payment of a current year bonus to the date of termination and (iii) payment for accrued but unused vacation days. In addition, such persons receive continued coverage under certain medical and other benefit plans for up to 24 months. With respect to the standard severance payment based on years of service, it is anticipated that Mr. Korslin and Dr. Krein would be entitled to the maximum of 24 months' and Ms. Whittle would be entitled to 12 months' of base salary.

  Each of Messrs. Kuntz and Williams would also be entitled to a change of control payment equal to three times the total of his current annual base salary plus the average of his annual bonus over the prior three years. Each of Mr. Korslin, Dr. Krein and Ms. Whittle would also be entitled to a change of control payment equal to 12 months' of current base salary plus current base bonus.

  Each of the other executive officers of LCA would be entitled under their employment agreements to the same standard severance and additional change in control payments (and other payments and benefits) as Mr. Korslin, Dr. Krein and Ms. Whittle.

  In the event that any of the following persons is terminated or resigns and is entitled to severance and change in control payments following the consummation of the Mergers, then based on current salaries and bonuses, the following approximate payments would be made: Mr. Kuntz, $2,514,680; Mr. Williams, $1,722,526; Mr. Korslin, $912,000; Dr. Krein, $774,000; Ms. Whittle,
$471,900 and all executive officers as a group (18 persons), $12,644,388. Mr. Kuntz will not be an officer of Paragon; accordingly he will receive the payments indicated. Messrs. Kuntz and Williams will also be entitled to other payments in connection with their employment agreements. See "--Additional Payments to Messrs. Kuntz and Williams."

  To the extent an employee is liable for payment of any excise taxes under
Section 4999 of the Code with respect to these severance and change in control payments, an additional "gross up" amount would be paid in order to make such employee whole.

  Middle Managers. In connection with making recommendations regarding amending the employment agreements for the officers, the Compensation Committee on May 7, 1997 reviewed the terms of a proposed supplemental "change in control" benefit program to amend LCA's existing severance plan to provide additional benefits to certain members of LCA's middle management who did not have employment agreements based on their length of service to LCA. Following such review and the LCA Board's consideration of recommendations from the Compensation Committee and outside compensation consultants, the LCA Board approved such program. As adopted, this program is designed to pay (upon circumstances similar to those provided in employment agreements described above) eligible employees a supplemental payment of between zero and one hundred percent of each such employee's "base severance" (determined in accordance with the terms of LCA's existing severance policy), depending on such employee's length of service.

  Additional Payments to Messrs. Kuntz and Williams. Also on May 7, 1997, the LCA Board agreed to pay to Messrs. Kuntz and Williams at the closing of the Mergers the amounts of $1,000,000 and $500,000, respectively, in consideration of (i) the agreement by each of them to waive any right to receive, in the event of a termination thereof in connection with a change of control, continuation of his base salary as described above, (ii) the services rendered to LCA by Messrs. Kuntz and Williams after LCA became public by expanding LCA's operations and enhancing value to the stockholders and (iii) the services rendered to LCA by Messrs. Kuntz and Williams in connection with the Transactions.

  Employment Agreement with Mr. Beaver. Mr. Beaver as Vice Chairman of the Board also has an employment agreement with LCA in substantially the same form as the agreements with Messrs. Kuntz and Williams. A "change of control" will have occurred under Mr. Beaver's employment agreement upon consummation of the Mergers. Like Messrs. Kuntz and Williams, Mr. Beaver has waived any right to continue after his date of termination to receive his base salary for the remainder of the term of his employment but would still be entitled to receive payment of a current year bonus to the date of termination and payment for accrued but unused vacation days. In addition, he would receive continued medical and other benefits. Mr. Beaver would also be entitled to a change of control payment equal to three times the total of his current annual base salary plus the average of his annual bonus over the prior three years (actually, a shorter period since he entered into the agreement in August
1995). It is currently anticipated that Mr. Beaver will resign and be entitled to severance and change of control payments following the consummation of the Mergers of approximately $766,667. An additional "gross up" amount would also be paid in the event Mr. Beaver is liable for payment of any excise taxes under Section 4999 of the Code.

COMPENSATION PAID TO LCA SPECIAL COMMITTEE

  In consideration of their service on the LCA Special Committee during the course of several months preceding the execution of the Merger Agreements, each of the directors of LCA who served on such committee was paid the following fees: Mr. Frank, chairman of the committee, received $75,000, Mr. Rogers received $50,000 and each other member of the committee (Messrs. Beaver, Bulger and Hurlbut) received $45,000.

INDEMNIFICATION OF LCA AND GRANCARE EMPLOYEES AND DIRECTORS

  Pursuant to the Recapitalization and GranCare Merger Agreements, all rights to indemnification existing in favor of present or former directors, officers and employees of LCA or GranCare or any of their respective subsidiaries as provided in applicable articles of incorporation, bylaws or indemnification agreements with respect to matters occurring prior to the effective time of the Mergers shall survive and continue for a period of not less than the statutes of limitations applicable to such matters, and Paragon shall comply fully with its obligations thereunder. In addition, Paragon will maintain for a period of six years after the effective times of the Mergers officers' and directors' liability insurance and fiduciary liability insurance on terms no less advantageous to the indemnified parties than existing insurance. Paragon is also required to indemnify and hold harmless (and shall advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of LCA or GranCare or their respective subsidiaries against any costs, expenses, amounts paid in settlement or other liabilities in connection with any claims relating to the Transactions. See "The Recapitalization Merger Agreement--Effect on LCA Employee Benefit Plans and Employee Agreements" and "The GranCare Merger Agreement--Effect on GranCare Employee Benefit Plans and Employee Agreements."

GRANCARE STOCK PLANS

  As of the GranCare Record Date, the executive officers of GranCare (as a group) held options to purchase an aggregate of 1,477,760 shares of GranCare Common Stock pursuant to GranCare's stock option plans, 367,160 of which were not currently exercisable. In addition, the non-employee directors of GranCare (as a group) held options to purchase an aggregate of 681,500 shares of GranCare Common Stock, 135,000 of which were not currently exercisable. In connection with the consummation of the GranCare Merger, all of the options held by such executive officers and non-employee directors will immediately be terminated in consideration of the issuance of Replacement Options to purchase shares of Paragon Common Stock. The treatment of such options is described under "The GranCare Merger Agreement--GranCare Stock Options."

  As a result of the GranCare Merger, Mr. Burleson, GranCare's Chairman of the Board of Directors and former President and Chief Executive Officer through February 12, 1997, will become fully vested in unvested options to purchase 15,000 shares of GranCare Common Stock, Mr. Athans GranCare's Chief Operating Officer, will become fully vested in unvested options to purchase 109,560 shares of GranCare Common Stock, and Evrett W. Benton, GranCare's Executive Vice President, Chief Administrative Officer and Secretary, will become fully vested in unvested options to purchase 61,600 shares of GranCare Common Stock. These options are in addition to other vested options held by each of Messrs. Burleson, Athans and Benton. All unvested options held by Messrs. Schneider and Finney were terminated upon their resignations from GranCare effective July 31, 1997 and January 1, 1997, respectively. Following is a table showing the number of vested and unvested options held on June 30, 1997 by Messrs. Burleson, Athans and Benton and the number of Replacement Options that will be held by such individuals following the GranCare Merger:

                          EFFECT ON GRANCARE OPTIONS

                                                              PARAGON
                                                        REPLACEMENT OPTIONS
                                   OPTIONS OUTSTANDING   OUTSTANDING POST-
                                   AS OF JUNE 30, 1997   GRANCARE MERGER(2)
                                  --------------------- ----------------------
                                   VESTED   UNVESTED(1)  VESTED      UNVESTED
                                  --------- ----------- ----------- ----------
   Gene E. Burleson..............   294,760    15,000        72,670         0
   M. Scott Athans...............   253,000   109,560        85,057         0
   Evrett W. Benton..............   278,000    61,600        79,670         0
   All executive officers and
    directors as a group......... 1,477,760   502,160       464,489         0

--------
(1) All of the options in this column were granted on February 12, 1997 following the consummation of the Vitalink Merger at an exercise price of $8.25 per share which exercise price, following the GranCare Merger, will become $35.17 per share with respect to all such unexercised options.
(2) The number of Replacement Options in this column give effect to the GranCare Merger and were calculated by multiplying the number of options by the Exchange Ratio.

GRANCARE EXECUTIVE DEFERRED COMPENSATION PLAN

  GranCare maintains the GranCare, Inc. Executive Deferred Compensation Plan, which is a nonqualified, unfunded plan of deferred compensation. Executive officers and other highly compensated employees of GranCare are permitted to participate. Under the Executive Deferred Compensation Plan, participants can make pre-tax contributions and receive GranCare matching contributions in an amount determined in the discretion of GranCare. Employees become vested in GranCare matching contributions after they have been employed for three years or upon a change of control. The GranCare Merger will constitute a change of control for purposes of this plan. Upon a change of control, all benefits owed to participants under this plan are to be funded in a "rabbi trust." Thereafter, distributions from the rabbi trust are made as provided under the plan, generally upon termination of employment. As a result of the GranCare Merger, Mr. Athans will become vested in a GranCare matching contribution of $6,461. Messrs. Benton, Burleson and Finney are not presently entitled to any matching contributions under this plan. Mr. Schneider is no longer employed by GranCare. Upon consummation of the GranCare Merger, the executive officers of GranCare as a group will become vested in GranCare matching contributions of $21,986, collectively.

GRANCARE EXECUTIVE LIFE INSURANCE PLAN

  Certain executive officers of GranCare participate in the GranCare, Inc. Executive Life Insurance Plan. Under that plan, in return for GranCare's funding of certain cash value life insurance policies owned by a participant, the participant promises to repay to GranCare out of the policy cash surrender value the amount advanced by GranCare towards policy premiums and enters into a collateral assignment of his or her life insurance policy to GranCare to secure repayment of the amount funded by GranCare. If the participant retires from GranCare or is involuntarily terminated without cause (as defined in the split dollar agreement), the participant is entitled to retain the entire cash surrender value of the policy and the collateral assignment is released. If within three years following a change of control of GranCare, a participant is terminated without cause (as defined in the applicable split dollar agreement), or terminates for "good reason" (as defined in the applicable split dollar agreement), the obligation to repay GranCare from the cash surrender value of the policy is forgiven and the collateral assignment is released. The GranCare Merger will constitute a change of control under the GranCare Executive Life Insurance Plan and as a result Messrs. Burleson, Athans and Benton will each become vested in the full cash surrender value of their policy and the obligation to repay GranCare will be forgiven in the amounts of $229,309, $108,797, and $84,594, respectively, as of June 30, 1997. The policies of Messrs. Finney and Schneider were terminated in connection with their resignation from GranCare.

GRANCARE EMPLOYMENT AGREEMENTS

  Most of the executive officers of GranCare intend to enter into an employment agreement with GranCare. Under the employment agreements, if the executive officers are terminated without cause (as defined in the agreement) or if they terminate employment for good reason because the employment agreement is breached by GranCare or their position, authority or responsibilities are adversely changed, they will be entitled to change in control payments equal to one year's base salary for Vice Presidents, no less than one year's and no more than two year's base salary for Senior Vice Presidents and three years' base salary for Executive Vice Presidents and the Chief Executive Officer. Upon consummation of the GranCare Merger, Messrs. Athans and Benton will be entitled to three years' salary and benefit continuation and, if such executive's date of termination is after the first six months of a fiscal year, a prorata bonus. In addition, all stock options, warrants, rights and other stock awards become fully vested. Upon a change of control, as defined in the employment agreements, similar provisions still apply but the events which constitute good reason for the executive to terminate and receive salary and benefit continuation and other benefits is expanded to include a reduction in base salary or annual bonus opportunity, a change of more than 50 miles in where the executive is based or the failure of the successor entity to assume the employment agreement. The GranCare Merger constitutes a change of control under the employment agreements. If Messrs. Athans and Benton were to be terminated after the GranCare Merger without cause or they terminate employment for good reason, the total salary continuation and bonus payable to them would be $1,245,000 and $1,050,000, respectively. Mr. Burleson's employment agreement was assumed by Vitalink in connection with the Vitalink Merger and Mr. Burleson does not currently have an employment agreement with GranCare. Messrs. Schneider's and Finney's employment agreements were terminated in connection with their resignations. Upon the consummation of the GranCare Merger, the GranCare executive officers as a group will be entitled to change in control payments under their employment agreements equal to approximately $5.7 million (excluding certain payments that the Company may be required to make to reimburse Messrs. Athans and Benton for any excise taxes that may be payable pursuant to Section 280G of the Internal Revenue Code, the amount of which, if any, cannot be presently determined).

GRANCARE ANNUAL AND LONG TERM INCENTIVES

  GranCare's executive officers participate in certain cash incentive plans maintained by GranCare that provide for annual cash bonuses (the "Annual Incentive Plan") and long term cash bonuses (the "Stockholder Value Program") based upon the performance of GranCare. Both the Annual Incentive Plan and Stockholder Value Program provide that the benefits under such plans vest upon a change in control. The maximum amount of payments that GranCare may be required to make pursuant to such incentive plans is approximately $2 million (assuming that the Annual Incentive Plan and Stockholder Value Program are paid out of the target and 50th percentile levels). In addition, shares of restricted GranCare Common Stock held by non-officers of GranCare which are unvested will vest as a consequence of the change of control event that will occur upon completion of the GranCare Merger. Such restricted stock has a value of approximately $1.2 million.

  Payments of benefits under the Annual Incentive Plan will depend on GranCare's attainment at the effective time of the GranCare Merger of pre-determined earnings per share ("EPS") targets. Each year, the Management Compensation Committee (the "Committee") establishes EPS goals at the threshold, target and superior levels. Increasing percentages of a participant's salary are paid based on whether GranCare's EPS equals or exceeds the threshold, target and superior level goals. At the effective time of the GranCare Merger, GranCare's EPS for the portion of the fiscal year then ended will be compared to a pro-rata portion of the EPS goals in order to determine if awards under the Annual Incentive Plan are payable. Assuming that awards under the Annual Incentive Plan are paid at the target level upon consummation of the Transactions, based on a full fiscal year of GranCare's performance, Messrs. Athans and Benton will be entitled to receive $273,900 and $215,600, respectively, and all executive officers as a group would receive payments of $1,452,700. Mr. Burleson does not participate in the Annual Incentive Plan. Messrs. Finney and Schneider are no longer employed by GranCare.

  Under the Stockholder Value Program, as of the beginning of a performance period, a participant is granted that number of performance units as the Committee determines, up to a maximum of 4,000 units. The value of each performance unit at the end of a three-year performance period is then based upon the relative rank of GranCare's Total Stockholder Return ("TSR") as compared with a peer group of other companies and the S & P 500 at the end of the performance period. The value of each performance unit as of the end of a performance period is then determined based on the following schedule:

                                                                     PERFORMANCE
     TSR PERCENTILE                                                  UNIT VALUE
     --------------                                                  -----------
     Less than 50...................................................   $    0
       50...........................................................      500
       55...........................................................      750
       60...........................................................    1,000
       65...........................................................    1,300
       70...........................................................    1,600
       75...........................................................    1,950
       80...........................................................    2,300
       85...........................................................    2,650
       90 or more...................................................    3,000

  Upon the effectiveness of the GranCare Merger, a pro-rata portion of the performance units will vest (based on the number of months that have elapsed since the performance units were granted divided by 36) and will be paid out based on GranCare's TSR vis a vis the peer group and the S&P 500. Assuming that the Stockholder Value Program is paid at the 50th percentile and assuming 9 months of service have elapsed under the plan, Messrs. Athans and Benton will receive $34,250 and $19,252, respectively and the executive officers as a group would receive $321,250. Mr. Burleson does not participate in the Stockholder Value Program. Messrs. Finney and Schneider are no longer employed by GranCare.

CERTAIN INVESTMENTS IN PARAGON

  Two private investment funds, Healthcare Equity Partners, L.P. and Healthcare Equity QP Partners, L.P. (together, the "Healthcare Funds"), that are affiliates of William G. Petty, Jr., a director of GranCare, are expected to make a $10 million equity investment in Paragon as Apollo Investors in connection with the Mergers. Mr. Petty is a principal of Beecken, Petty & Company, L.L.C., the general partner of each of the Healthcare Funds, and indirectly owns less than 1% of the limited partnership interests in the Healthcare Funds. Any such investment would be made by purchasing Apollo Sub Shares at a price of $40.50 per share with each such share to be converted into one share of Paragon Common Stock in the Recapitalization Merger.

  Walnut Growth Partners, L.P., a private investment fund and an affiliate of Gene E. Burleson's and Joel S. Kanter's, both GranCare directors and, in the case of Mr. Burleson, Chairman of the Board of GranCare, may make up to a $1 million equity investment in Paragon as one of the Apollo Investors in connection with the Mergers.

  In addition, Keith B. Pitts, who will be Chairman of the Paragon Board and Chief Executive Officer of Paragon, is expected to make up to a $2 million equity investment in Paragon as one of the Apollo Investors in connection with the Mergers. Mr. Pitts is not currently an officer or director of either LCA or GranCare; he has become a consultant to Apollo in connection with the Transactions.

EMPLOYMENT AGREEMENTS AND OTHER BENEFITS OF PARAGON OFFICERS

  Following the Mergers, certain officers of LCA and GranCare will become employees of Paragon. See "Directors and Officers of Paragon Following the Mergers." It is expected that such officers will be employed on substantially the same terms as under their present employment arrangements with adjustments in certain cases (including compensation) to reflect changes in responsibilities or duties. To the extent that officers of LCA and GranCare have employment agreements with their respective companies, the Merger Agreements provide that Paragon will honor such agreements. It is also anticipated that the individuals who will serve as officers of Paragon will receive options to purchase shares of Paragon Common Stock and participate in other bonus plans following the Mergers, although plans in this regard have not yet been finalized.

  Following the consummation of the Transactions, Paragon intends to enter into an employment agreement with Mr. Pitts providing for a four-year term, with annual automatic extensions of the term for an additional year unless Mr. Pitts or Paragon elects not to have the term so extended. It is anticipated that the employment agreement will provide a base salary to Mr. Pitts of $700,000 per year, with annual adjustments as determined by the Compensation Committee of Paragon, and will permit Mr. Pitts to earn an annual bonus of up to 150% of his annual base salary if certain performance standards, established by the Compensation Committee of Paragon, are achieved. The Board of Directors of Paragon intends to recommend to the Compensation Committee of Paragon that Mr. Pitts be granted, on the date the Transactions are consummated, stock options to purchase 3.3% of the fully diluted common shares of Paragon at a price of $40.50 per share or, if greater, the fair market value per share on the date the options are granted.

                           DESCRIPTION OF FINANCING

EQUITY FINANCING

  Pursuant to the terms of the Recapitalization Merger Agreement and subject to its terms and conditions, the Apollo Investors will contribute not less than $240 million and, at Apollo's sole election, up to $250 million in cash to Apollo Sub in exchange for shares of common stock of Apollo Sub at a price of $40.50 per share with each such share to be converted into one share of Paragon Common Stock in the Recapitalization Merger. The Apollo Investors may transfer shares of Apollo Sub common stock to certain other purchasers at a purchase price of $40.50 per share. For a discussion of the conditions to closing of the Recapitalization Merger, see "The Recapitalization Merger Agreement--Conditions to the Consummation of the Recapitalization Merger."

DESCRIPTION OF SENIOR CREDIT FACILITY

  In order to finance a portion of the cash consideration to be paid pursuant to the Recapitalization Merger, LCA will replace its existing $500 million credit facility with a syndicate of banks (the "Existing LCA Credit Facility"), with a $840 million credit facility to be provided by CMB and other banks (the "New Credit Facility") pursuant to the Financing Commitment Letter.

  The Existing LCA Credit Facility includes a $350 million five-year revolving credit and competitive advance facility ("Tranche A") and a $150 million 364-day revolving credit facility with a four-year term out ("Tranche B"). The Existing LCA Credit Facility allows LCA to borrow at the base rate in effect at NationsBanc of Texas, N.A. or at LIBOR plus an applicable margin ranging from 0.25% to 0.65% and also provides for a facility fee of 0.15% to 0.225%. The applicable margin and facility fee are subject to quarterly adjustment depending on LCA's leverage ratio at the quarter end immediately preceding the borrowing. As of May 31, 1997, approximately $278 million was outstanding under the Existing LCA Credit Facility.

  The New Credit Facility will consist of four components: a 6 1/2-year term loan facility in an aggregate principal amount equal to $240 million (the "Tranche A Term Loan Facility"); a 7 1/2-year term loan facility in an aggregate principal amount equal to $225 million (the "Tranche B Term Loan Facility"); an 8 1/2-year term loan facility in an aggregate principal amount equal to $225 million (the "Tranche C Term Loan Facility"); and a 6 1/2-year revolving credit facility in the maximum amount of $150 million (the "Revolving Credit Facility"). Loans made under the Tranche A Term Loan Facility ("Tranche A Term Loans"), loans made under the Tranche B Term Loan Facility ("Tranche B Term Loans"), and loans made under the Tranche C Term Loan Facility ("Tranche C Term Loans") are sometimes collectively referred to herein as "Term Loans." Advances under the Revolving Credit Facility are sometimes referred to as "Revolving Loans."

  The obligations of Paragon under the New Credit Facility and any related interest rate protection agreements will be guaranteed by all or substantially all of the subsidiaries of Paragon (including, without limitation, GranCare and substantially all of its subsidiaries other than any subsidiaries that are party to any direct borrowing or other financing arrangements that prohibit guarantees of parent company obligations). Paragon's obligations in connection with the New Credit Facility and the obligations of the subsidiary guarantors will be secured by liens on all or substantially all of their respective tangible and intangible assets to the maximum extent possible, including, but not limited to mortgages on owned unencumbered real property, blanket security interests in personal property and pledges of substantially all of the capital stock of Paragon's subsidiaries.

  The Term Loans will be drawn in full on the closing date of the New Credit Facility to finance a portion of the Recapitalization Merger and GranCare Merger (i.e., the LCA Cash Price for shares of LCA Common Stock and the Cash Election Price GranCare Common Stock) , to refinance existing LCA and GranCare indebtedness and to pay related fees and expenses incurred in connection with the consummation of the Mergers. Subject to compliance with customary conditions precedent, the Revolving Credit Facility will be available to be drawn from time to time by Paragon for working capital and general corporate purposes (including permitted acquisitions) in the ordinary course of business. The Revolving Credit Facility will also contain a sub-limit (in an as yet undetermined amount) for the issuance of letters of credit.

  The Tranche A Term Loans will be amortized in quarterly installments in amounts to be agreed upon. The other Term Loans will be amortized in nominal quarterly installments for the first six years (in the case of the Tranche B Term Loans) or seven years (in the case of the Tranche C Term Loans), and thereafter in substantial quarterly installments until their maturity dates. Principal amounts outstanding under the Revolving Credit Facility will be due and payable in full at maturity, approximately 6 1/2-years after the closing date of the New Credit Facility.

  Interest on outstanding borrowings will accrue, at the option of Paragon, at the ABR or at the Eurodollar Rate plus, in each case, the Applicable Margin (as those terms are hereinafter defined). "ABR" is defined as the highest of
(i) the rate of interest publicly announced by CMB from time to time as its prime rate, (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements), plus 1.00% and (iii) the federal funds effective rate from time to time plus 0.5%. The term "Eurodollar Rate" means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which Eurodollar deposits for one, two, three or six months (as selected by Paragon) are offered to CMB in the interbank Eurodollar market. The term "Applicable Margin" means a percentage that will vary in accordance with a pricing matrix based upon operating performance targets and step-downs to be agreed upon with CMB. For the first six months after the closing date of the New Credit Facility, however, the Applicable Margin for Revolving Loans and Tranche A Term Loans will equal 1.25% for loans based on ABR ("ABR Loans") and 2.25% for loans based on the Eurodollar Rate ("Eurodollar Loans"); for Tranche B Term Loans, 1.50% in the case of ABR Loans and 2.50% in the case of Eurodollar Loans; and for Tranche C Term Loans, 1.75% in the case of ABR Loans and 2.75% in the case of Eurodollar Loans. Interest on ABR Loans will be due and payable quarterly in arrears. Interest on Eurodollar Loans will be due and payable on the last day of the applicable one, two, three or six-month interest period (and, in the case of Eurodollar Loans having an interest period longer than three months, on each successive date three months after the first day of such interest period).

  In addition to paying interest on outstanding principal under the New Credit Facility, Paragon will be required to pay a commitment fee to the lenders in the Revolving Credit Facility, calculated on the average daily unused portion of the Revolving Credit Facility at a rate equal to a percentage that will vary in accordance with a pricing matrix based upon operating performance targets and step-downs to be agreed upon with CMB and Chase. For the first six months after the closing date of the New Credit Facility, however, the commitment fee will be calculated at the rate of 0.5%. Paragon will also pay letter of credit commissions on the outstanding stated amount of all letters of credit issued under the Revolving Credit Facility at a rate equal to the Applicable Margin for Eurodollar Loans under the Revolving Credit Facility, plus a 25-basis point fronting fee to the bank issuing such letters of credit and the customary administrative, issuance, drawing, payment, negotiation and amendment charges of the issuing bank. All commitment fees, letter of credit commissions and fronting fees will be due and payable quarterly in arrears.

  Loans under the New Credit Facility may be prepaid and commitments may be reduced by Paragon in minimum amounts to be agreed upon. Optional prepayments of the Term Loans will be applied pro rata to the unmatured installments of the Tranche A Term Loans, the Tranche B Term Loans and the Tranche C Term Loans; provided, however, that so long as any Tranche A Term Loans remain outstanding each holder of a Tranche B Term Loan or a Tranche C Term Loan will have the right to refuse any such optional prepayment otherwise allocable to it, in which case the amount so refused will be applied as an additional prepayment of the Tranche A Term Loans. Optional prepayments of the Terms Loans may not be reborrowed.

  Subject in each case to certain exceptions to be agreed upon between Paragon and CMB, the following amounts are required to be applied, as mandatory prepayments, to prepay the Term Loans: (a) 75% of the net cash proceeds of the sale or issuance of equity by Paragon or any of its subsidiaries; (b) 100% of the net cash proceeds of the incurrence of certain indebtedness after the closing date of the New Credit Facility by Paragon or any of its subsidiaries;
(c) 75% of the net cash proceeds of any sale or other disposition by Paragon or any of its subsidiaries of any assets (excluding the sale of inventory and obsolete or worn-out property, and subject to a limited exception, in an amount not yet determined, for reinvestment of such proceeds within 12 months); and

(d) 75% of excess cash flow (the definition thereof to be agreed upon with CMB) for each fiscal year, which percentage will be reduced to 50% upon the achievement by Paragon of certain performance targets to be agreed upon. Mandatory prepayments will be applied to the Term Loans in a similar manner to optional prepayments as described above and may not be reborrowed.

  The New Credit Facility will contain representations and warranties, affirmative covenants, reporting covenants, negative covenants, financial covenants and events of default customary for similar financing transactions. Negative covenants will include (but will not necessarily be limited to) certain restrictions on indebtedness; liens; guarantee obligations; acquisitions; mergers, consolidations, liquidations and dissolutions; sales of assets; leases; dividends and other payments in respect of capital stock; capital expenditures; investments, loans and advances; optional payments and modifications of subordinated debt instruments; transactions with affiliates; sale-leasebacks; negative pledge clauses and clauses restricting subsidiary distributions; and changes in lines of business. All of the foregoing covenants will be subject to customary exceptions. Financial covenants will include minimum net worth, a minimum interest coverage ratio, a minimum fixed charge coverage ratio and a maximum leverage ratio.

  Events of default will include (but will not necessarily be limited to) nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in certain cases, to a notice and cure period to be agreed upon); cross-default; bankruptcy events; certain ERISA events; material judgments; invalidity of any guarantee, security interest or subordination provision; and a change of control (the definition of which is to be agreed upon).

  The funding of the New Credit Facility is subject to a variety of conditions customary for facilities of this nature, including, among other things, to obtaining all necessary third-party consents, a satisfactory solvency opinion and all other financing required to effect the Recapitalization Merger and the negotiation, execution and delivery of satisfactory loan documentation.

DESCRIPTION OF SENIOR SUBORDINATED DEBT

  Notes. The Notes will consist of (i) $350 million aggregate principal amount of Senior Subordinated Notes that will have a ten year term and will bear interest from the date of issuance at the prevailing market rate for a high yield debt issue of similar quality, which interest will be payable semiannually and (ii) Discount Notes that will be issued at a discount to their aggregate principal amount at maturity to generate gross proceeds to Paragon of $150 million on the issuance date and will have a ten year term, which notes will accrete in value until five years after the issuance date (and not pay interest during such period) and thereafter such notes will accrue interest that will be payable semiannually. The Notes will be issued pursuant to a private placement under Rule 144A (the "Notes Offering") that is expected to be consummated concurrently with the closing of the Mergers, although no assurance to this effect can be given. In the event that the Notes Offering is not consummated concurrently with the closing of the Mergers, the Standby Senior Subordinated Facility (described in detail below) will be made available at the time of the consummation of the Transactions, which would result in the incurrence of additional interest expense by Paragon. See "Living Centers of America, Inc.--Pro Forma Condensed Consolidated Statement of Income."

  The Notes will be senior subordinated obligations of Paragon, subordinated to all existing and future senior indebtedness, including indebtedness pursuant to the New Credit Facility. The Notes will be guaranteed on a senior subordinated basis by most of Paragon's domestic subsidiaries.

  The Notes will be redeemable for cash at the option of Paragon, in whole or in part, on or after a date certain in 2002, at redemption prices to be determined, together with accrued and unpaid interest to such date.

  In the event of a Change of Control (as such term will be defined in the Notes Indenture), Paragon will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount (or the then current accreted value) thereof, plus accrued and unpaid interest to the date of purchase.

  The Indentures relating to the Notes will contain certain covenants, that, among other things, limit the ability of the Paragon to: (i) incur additional indebtedness unless certain coverage ratios to be determined are met;

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(ii) incur other subordinated indebtedness; (iii) create certain liens; (iv)
permit the issuance of preferred stock by certain subsidiaries; (v) enter into certain transactions with affiliates; (vi) pay dividends or permit certain subsidiaries to pay dividends or issue preferred stock; or (vii) enter into certain mergers, consolidations and agreements to sell assets. In addition, under certain circumstances Paragon will be required to offer to purchase the Notes at a price equal to 100% of the principal amount (or then current accreted value) thereof, plus accrued and unpaid interest to the date of purchase, with the proceeds of certain asset sales.

  Paragon will, concurrently with the issuance of the Notes (if such Notes are privately placed), enter into a registration rights agreement with the initial purchasers of the Senior Subordinated Notes and the Discount Notes pursuant to which Paragon will agree to file a registration statement with respect to an offer to exchange the Senior Subordinated Notes and the Discount Notes for new issues of debt securities of Paragon registered under the Securities Act, with terms identical to those of the Senior Subordinated Notes and the Discount Notes, respectively. Under certain circumstances, Paragon will be required to provide a shelf registration statement to cover resales of the Senior Subordinated Notes and Discount Notes by the holders thereof. If Paragon fails to satisfy these registration obligations, it will be required to pay liquidated damages to the holders of Senior Subordinated Notes and Discount Notes under certain circumstances.

  Standby Senior Subordinated Facility. In the event that the offering of the Notes is not consummated on or prior to the consummation of the Recapitalization Merger, pursuant to the Financing Commitment Letter CMB has agreed to provide to Paragon a senior subordinated credit facility (the "Standby Senior Subordinated Credit Facility") in the aggregate amount of $450 million.

  The loans under the Standby Senior Subordinated Credit Facility will mature one year from the date of issue (the "Initial Maturity Date"). Interest on the loans under the Standby Senior Subordinated Credit Facility will accrue at a floating rate which increases over time until the Initial Maturity Date, subject to absolute and cash caps. As of June 30, 1997, the interest rate on loans issued under the Standby Senior Subordinated Credit Facility would have been 11.3125%. The loans under the Standby Senior Subordinated Credit Facility may be prepaid in whole or in part by Paragon at any time.

  The Standby Senior Subordinated Credit Facility will contain representations and warranties, affirmative covenants, reporting covenants, negative covenants, mandatory prepayment requirements upon the occurrence of certain events such as the sale of equity securities and events of default customary for similar financing transactions. Covenants will include (but not necessarily be limited to) certain restrictions on indebtedness, liens, guaranty obligations, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other payments in respect of capital stock, transactions with affiliates, sale leasebacks, clauses restricting subsidiary distributions, and changes in lines of business, all subject to customary exceptions.

  The loans under the Standby Senior Subordinated Credit Facility will be due and payable in a single installment on the Initial Maturity Date. With respect to any amounts not repaid on or prior to the Initial Maturity Date, the lenders under the Standby Senior Subordinated Credit Facility will have the option to receive exchange notes ("Exchange Notes") in a principal amount equal to the principal amount of the loans under the Standby Senior Subordinated Credit Facility then outstanding, and any amounts not so exchanged will automatically be extended to mature on the tenth anniversary of the consummation of the Recapitalization Merger. The Exchange Notes will mature on the tenth anniversary of the Recapitalization Merger and will initially bear interest at a rate determined in a customary manner (but no less than 0.50% above the then existing interest rate of loans under the Standby Senior Subordinated Credit Facility), which rate will increase over time, subject to absolute and cash caps. All outstanding loans under the Standby Senior Subordinated Credit Facility after the Initial Loan Maturity Date will accrue interest at the same rate as the Exchange Notes. The indenture relating to the Exchange Notes will include covenants customary for a high yield senior subordinated note issue of this type. The covenants and other provisions of the Standby Senior Subordinated Credit Facility will automatically be modified so as to be consistent with the Exchange Notes and such loans will be pari passu for all purposes with the Exchange Notes.

  In the event of a change of control (the definition of which is to be agreed), Paragon will be required to offer to purchase the loans under the Standby Senior Subordinated Credit Facility and, if issued, the Exchange Notes, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

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  Paragon will be required to provide a shelf registration statement to cover resales of the Exchange Notes by the holders thereof or to effect a registered exchange offer of registered notes identical to the Exchange Notes for all outstanding Exchange Notes and any outstanding loans under the Standby Senior Subordinated Credit Facility. If Paragon fails to satisfy these registration obligations, it will be required to pay liquidated damages to the holders of Exchange Notes.

  In the event loans are incurred under the Standby Senior Subordinated Credit Facility, Paragon has agreed that on the closing date of the Transactions, Paragon will place in an escrow account warrants to purchase shares of Paragon Common Stock, at the exercise price of $0.01 per share, which will represent 7.5% of the fully diluted Paragon Common Stock outstanding as of the closing date of the Transactions. Paragon will be required to enter into a registration rights agreement with respect to such warrants. In the event the loans under the Standby Senior Subordinated Credit Facility are paid in full within six months following the closing date of the Transactions, the warrants will not be released from escrow and will be returned to Paragon for cancellation. The purpose of such warrants is to compensate the holders of initial loans under the Standby Senior Subordinated Credit Facility (an "Initial Loan") or Exchange Notes if the Standby Senior Subordinated Credit Facility is not repaid within six months following the closing date of the Transactions. Such warrants may be released from escrow in two circumstances:
(i) in the event a holder of an Initial Loan or Exchange Note desires to sell such Initial Loan or Exchange Note in an arms length transaction at or below par (a "Resale"); and (ii) pursuant to an "earn-in" formula in the event such holders hold the Initial Loans or Exchange Notes through the Initial Maturity Date. Six months following the closing date of the Transactions, 33 1/3% of such warrants will be made available for use in Resales in each three month period until twelve months following the closing date of the Transactions, when all of the warrants will be available for use in connection with Resales. The "earn-in" provision provides that following the Initial Maturity Date, holders of Initial Loans or Exchange Notes will receive a pro-rata portion of any remaining warrants in each three month period thereafter until the period which is 18 months following the Initial Maturity Date, when all remaining warrants will be released to such holders.

  The funding of the Standby Senior Subordinated Credit Facility is subject, among other things, to conditions comparable to those applicable to the funding of the New Credit Facility, including obtaining all necessary consents and the execution of satisfactory loan documentation.

TREATMENT OF CERTAIN EXISTING LCA AND GRANCARE INDEBTEDNESS

  In General. A portion of the proceeds of the New Credit Facility will be issued by Paragon to refinance substantially all of the existing indebtedness of LCA and GranCare, except for (i) certain indebtedness owed by GranCare or its subsidiaries to various REITs (including HRPT and Omega), currently outstanding in the approximate aggregate principal amount of $90.5 million, and (ii) certain other existing indebtedness which is either not subject to prepayment or redemption under the terms of the applicable financing or which senior management of Paragon deems to be economically undesirable to refinance (the "Other Non-Refinanced Indebtedness"), currently estimated to range between approximately $10 million and $12 million.

  Existing LCA Credit Facility--LCA presently has an unsecured $500 million senior revolving credit facility, which was established pursuant to a Credit Agreement dated as of August 19, 1996, among LCA, as borrower, NationsBanc, N.A. (as successor to NationsBanc of Texas, N.A.), as Administrative Agent and lead lender, and certain other financial institutions signatory thereto, as lenders. The Existing LCA Credit Facility consists of a $350 million Tranche A revolving loan commitment, of which $275 million is outstanding as of June 30, 1997, and a $150 million Tranche B revolving loan commitment, none of which is currently outstanding. Loans under such Tranche A commitment ("Tranche A LCA Loans") mature on August 19, 2001. Subsequent to June 30, 1997, $140 million of the Tranche A LCA Loans were converted to a term loan due in 2001.

  Loans under the Existing LCA Credit Facility bear interest, at LCA's option, either at the "base rate," the "competitive bid rate" or the "eurodollar rate," plus, in the latter two cases, a spread which varies based upon the Company's leverage ratio as at the end of the most recent fiscal quarter. That spread can range from 25 basis points to 57.5 basis points for Tranche A LCA Loans, and from 30 basis points to 65 points for Tranche B LCA Loans. The current applicable spreads are 50 basis points and 57.5 basis points for Tranche A LCA Loans and Tranche B LCA Loans, respectively. Commitment fees on the undrawn portion of the Existing LCA Credit Facility are also based on LCA's leverage ratio and range from 15 to 30 basis points for Tranche A, and from 10

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to 22.5 basis points for Tranche B. At present, the commitment fees are 25 basis points and 17.5 basis points, for Tranche A LCA Loans and Tranche B LCA Loans, respectively.

  LCA Private Placement Debt--On October 1, 1993, LCA borrowed $20 million from SouthTrust Bank of Alabama, NA which was used to repay debt of an acquired entity. The note is unsecured and bears interest at the rate of 6.95%, payable semi-annually. The principal is repayable in five annual payments of $4 million beginning October 1, 1998.

  In January 1994, LCA issued, in a private placement, a $10 million note to American General Insurance Company that was later sold to The Variable Annuity Life Insurance Company ("Variable Annuity Life") at a fixed rate of interest of 7.79%. The note is unsecured and will mature in a single payment due January, 2004.

  LCA Synthetic Lease--In October 1996 LCA entered into a master lease arrangement providing for the acquisition, development, and construction of skilled nursing and assisted living facilities for a total amount not to exceed $100.0 million. The lease is an unconditional "triple net" lease for all facilities covered for a period of seven years. LCA guarantees a substantial portion of the residual value of the facilities covered and has an option to purchase the facilities at any time prior to the maturity date. At June 30, 1997 approximately $20 million of this arrangement was utilized.

  LCA Line of Credit--In May 1994, LCA executed a promissory note (payable on demand or by September 29, 1997) with NationsBanc of Texas, N.A. in the principal amount of $10 million. Subject to such bank's prior approval of any request for an advance, LCA may borrow, repay and reborrow principal amount in increments such that the unpaid principal balance at anytime shall not exceed $10 million. The interest rate on each advance is quoted separately based on market conditions that exist at that time. At June 30, 1997 there was $10 million outstanding under the note agreement.

  Existing GranCare Credit Facility--GranCare has an existing $300 million term and revolving credit facility which was established pursuant to a Credit Agreement dated as of February 12, 1997 and amended as of April 18, 1997 (the "Existing GranCare Credit Facility"), by and among GranCare, as borrower, First Union National Bank of North Carolina, as administrative agent and letter of credit bank ("First Union"), CMB as syndication agent, and the financial institutions signatory thereto. The Existing GranCare Credit Facility is guaranteed by substantially all of GranCare's subsidiaries and is secured by pledges of the stock of most of GranCare's subsidiaries, by blanket liens on the personal property assets of GranCare and most of GranCare's subsidiaries, and by mortgages on two skilled nursing facilities. The revolving credit commitment also contains a $5 million swing line commitment from First Union.

  The Existing GranCare Credit Facility consists of a $100 million term loan, all of which is outstanding at the present time (the "Existing GranCare Term Loans"), and a $200 million revolving loan commitment, of which $136 million is outstanding as of June 30, 1997. No more than $75 million may be advanced and outstanding at any time under the revolving loan commitment for working capital and other general corporate purposes (the "Working Capital Commitment"). The remainder of the revolving credit commitment is available for financing permitted acquisitions. Advances under the revolving credit commitment of the Existing GranCare Credit Facility are sometimes hereinafter referred to as "Existing GranCare Revolving Loans." The revolving credit commitment also contains a $90 million sublimit for standby letters of credit. $25 million in aggregate stated amount of standby letters of credit are outstanding as of June 30, 1997 under the Existing GranCare Credit Facility.

  All Existing GranCare Revolving Loans are due and payable on February 28, 2002. The Existing GranCare Term Loans will be amortized in 10 quarterly installments of $7 million each, commencing February 28, 1999, and continuing on the last day of each third calendar month thereafter (increasing to $10 million per quarter beginning August 31, 2001). All unpaid Existing GranCare Term Loans will mature on February 28, 2002.

  Loans under the Existing GranCare Credit Facility bear interest, at GranCare's option, either at the "base rate" or the "eurodollar rate," plus in each case a spread which varies based upon GranCare's ratio of consolidated senior debt to EBITDA as at the end of the most recent fiscal quarter. The aforementioned spread

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can range from zero to 75 basis points for base rate loans, and from 75 basis points to 200 basis points for eurodollar loans. The current applicable spreads are 50 basis points and 175 basis points, for base rate loans and eurodollar loans, respectively. Commitment fees on the undrawn portion of the revolving credit commitment under the Existing GranCare Credit Facility are also based on GranCare's ratio of consolidated senior debt to EBITDA and range from 25 to 50 basis points. The commitment fees are currently 37.5 basis points per annum on the total amount of the revolving credit commitment. GranCare has the option under the Existing GranCare Credit Facility to prepay the loans thereunder and terminate the facility in whole or in part at any time, upon one to three days' notice to First Union, depending upon whether the outstanding loans are "base rate" loans or "eurodollar rate" loans. No prepayment premium is required under these circumstances; however, if the prepayment of any loans bearing interest based on the "eurodollar rate" occurs on a day other than the last day of the applicable interest period, GranCare would be required to reimburse its lenders under the Existing GranCare Credit Facility for any "breakage costs" incurred as a result.

  HRPT Obligations--Health and Retirement Properties Trust ("HRPT") is the holder of a mortgage loan to AMS Properties, Inc., a wholly owned subsidiary of GranCare ("AMS Properties"), dated October 1, 1994, in the aggregate principal amount of $11.5 million as of the date of this Proxy Statement/Prospectus (the "HRPT Loan"). The HRPT Loan is secured, in part by mortgage and security agreements dated as of March 31, 1995 (collectively, the "HRPT Mortgage") in favor of HRPT and encumbering two nursing facilities in Wisconsin owned by AMS Properties. The HRPT Loan was incurred in connection with the acquisition and lease by AMS Properties of several nursing facilities in Wisconsin, California, Colorado and Illinois pursuant to an Acquisition Agreement, Agreement to Lease and Mortgage Loan Agreement dated as of December 28, 1990 (the "HRPT Acquisition Agreement"). The remaining balance under the HRPT Loan is due December 31, 2010 and may be prepaid upon the payment of certain prepayment penalties, which are essentially in the nature of "make whole" provisions providing that HRPT will receive the future value of the amounts owed. HRPT has also leased 7 nursing facilities located in Arizona, California and South Dakota to GCI Health Care Centers, Inc. ("GCIHCC") under a master lease agreement dated as of June 30, 1992 (the "GCIHCC Lease"). GCIHCC and AMS Properties have guaranteed each others' obligations to HRPT. GranCare has also guaranteed the obligations of its subsidiaries to HRPT.

  In connection with the transactions effected in February 1997, whereby Old GranCare effectively transferred its institutional pharmacy business (generally operating under the TeamCare name) to Vitalink on a tax-advantaged basis (the "GranCare Morris Trust Transactions"), and as a condition to granting its consent to the GranCare Morris Trust Transactions and releasing Old GranCare and certain of Old GranCare's subsidiaries (which became subsidiaries of Vitalink) from all obligations to HRPT, Vitalink (a) paid a consent fee to HRPT in the amount of $10 million, which was promptly reimbursed by GranCare immediately following the consummation of the GranCare Morris Trust Transactions and (b) entered into a limited guaranty (not to exceed $15 million in the aggregate) of the obligations by GranCare, AMS Properties and GCIHCC under the HRPT Mortgages, the GCIHCC Lease, and the HRPT Loan (collectively, the "HRPT Obligations") for so long as such obligations remain outstanding. GranCare, AMS Properties and GCIHCC retained primary liability for the HRPT Obligations and retained sole liability under the HRPT Acquisition Agreement. To support Vitalink's limited guaranty of the foregoing obligations, GranCare caused First Union to issue an irrevocable letter of credit under the Existing GranCare Credit Facility in the amount of $15 million payable to Vitalink in the event Vitalink makes any payments under the limited guaranty (the "HRPT Letter of Credit").

  Pursuant to the HRPT Acquisition Agreement, the consent of HRPT is also required in order to permit the GranCare Merger. On September 26, 1997, GranCare and HRPT executed a non-binding letter agreement setting forth the material terms and conditions pursuant to which HRPT will restructure its relationship with GranCare (the "HRPT/GranCare Restructuring"). As a part of the HRPT/GranCare Restructuring, HRPT will consent to the consummation of the GranCare Merger and the transactions related thereto as more fully described below. In addition, Vitalink's guaranty of the HRPT Obligations will be released and the HRPT Letter of Credit will be terminated and replaced with an unlimited guaranty by GranCare, Paragon and all subsidiaries of GranCare and Paragon having an ownership interest in AMS and/or GCIHCC (individually, a "Tenant Entity" and collectively, the "Tenant Entities"), which guaranty will be secured by the Cash Collateral Deposit of

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

$15 million, the earned interest on which will be retained by HRPT. The performance by the Tenant Entities of their respective obligations to HRPT will continue to be secured by a pledge of one million shares of HRPT common stock beneficially owned by GranCare and, as part of the HRPT/GranCare Restructuring, GranCare will agree to waive the ability to request a release of such collateral upon the attainment of certain financial conditions. The terms of the leases between HRPT and the Tenant Entities will be extended to January 30, 2013, constituting lease extensions ranging from 3 to 7 years and the aggregate base rental for all facilities leased from the HRPT (excluding the Exchange Facilities (as defined below)) will increase by $500,000 per year. AMS Properties will also prepay the $11.5 million HRPT Loan and HRPT will release the HRPT Mortgage. Following the consummation of the Transactions, the Tenant Entities will exchange, in a transaction structured as a like-kind exchange transaction (the "Exchange Transaction"), five nursing facilities (the two nursing facilities previously subject to the HRPT Mortgage and three nursing facilities currently owned by LCA (collectively the "Exchange Facilities") for four nursing facilities owned by HRPT. Following completion of the Exchange Transaction, the Tenant Entities will lease back the Exchange Facilities for an aggregate annual rent amount equal to the aggregate rent on the four HRPT facilities.

  As a part of the HRPT/GranCare Restructuring, HRPT will (i) waive its rights of first refusal with respect to any purchase, sale, lease, sale/leaseback or other financing transaction by GranCare or any of its affiliates with any real estate investment trust ("First Refusal Rights") and (ii) release GranCare from the obligation under the HRPT Acquisition Agreement to provide HRPT with $25 million of new financing transactions or, in the event such financing transactions are not provided to HRPT, to make certain annual payments to HRPT until such new transactions have been completed ("New Financings"). HRPT will also agree to an omnibus amendment to its relationship with GranCare whereby Paragon or any of its affiliates or successors other than the Tenant Entities may enter into mergers, acquisitions, sales, recapitalizations, restructurings or other significant transactions that may constitute a change of control without any additional consent or approval of HRPT (the "Omnibus Consents"), provided that HRPT's consent will be required if (i) as a result of any such transaction, a lien on any collateral held by HRPT is granted to or imposed by any other party (except for the liens to be granted to Chase in connection with the consummation of the Transactions as described below) or (ii) such transaction results in any action or condition that constitutes an event of default under the restructured HRPT/GranCare financing arrangements or any of the leases between HRPT and such Tenant Entity or any other agreement then in effect between HRPT and Paragon and its subsidiaries. Finally, HRPT will consent to the creation of junior liens and security interests in the personal property and capital stock of the Tenant Entities as collateral for the New Credit Facility and the execution by the Tenant Entities of guarantees of the obligation of Paragon and its affiliates arising pursuant to the Notes or the Standby Senior Subordinated Credit Facility, subject in each case to the terms and conditions of an intercreditor agreement that will be substantially similar to the extent applicable to the Intercreditor Agreement between HRPT and First Union dated as of February 12, 1997.

  In consideration of the HRPT/GranCare Restructuring, GranCare will pay HRPT a one time restructuring payment of $10 million. The HRPT/GranCare Restructuring will be consummated simultaneously with the effective time of the GranCare Merger. The overall impact of the HRPT/GranCare Restructuring is not expected to have any material effect on Paragon's operations or cash flows following the completion of the Transactions.

  Omega Obligations--A wholly owned subsidiary of GranCare, Professional Healthcare Management, Inc. ("PHCMI"), is the borrower under a $58.8 million mortgage note executed on August 14, 1992 (the "Omega Note") in favor of Omega Healthcare Investors, Inc. ("Omega"), and under the related Michigan Loan Agreement dated as of June 7, 1992 as amended, (the "Omega Loan Agreement"). All $58.8 million is outstanding at the present time. Proceeds of the Omega loan (the "Omega Loan") were used by PHCMI to acquire 17 skilled nursing facilities in the State of Michigan (the "PHCMI Facilities"). With the exception of four PHCMI Facilities since divested, PHCMI owns the PHCMI Facilities and leases them to various of its wholly owned subsidiaries under separate lease agreements. The Omega Loan is secured by a mortgage and security agreement executed by PHCMI with respect to the PHCMI Facilities and cash collateral of approximately $5.3 million (the "Cash Deposit"). PHCMI has assigned its interest in the aforementioned subsidiary leases to Omega as additional security for the Omega Loan. In addition, in February 1997, in

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connection with the Vitalink Merger consummated in February 1997, the PHCMI subsidiaries executed and delivered guarantees of the Omega Loan and pledged their personal property assets to Omega as security for such guarantees.

  The Omega Loan bears interest at a rate which is adjusted annually based on either (a) changes in the Consumer Price Index or (b) a percentage of the change in gross revenues of PHCMI and its subsidiaries from year to year, divided by 58.8 million, whichever produces the higher interest rate, but in any event subject to a maximum rate not to exceed 105% of the interest rate in effect for the Omega Loan for the prior calendar year. The current interest rate is 14.5% per annum. The Omega Loan currently requires monthly, interest-only payments. Additional interest accrues on the outstanding principal of the Omega Loan at the rate of 1% per annum. Such interest is compounded annually and is due and payable on a pro rata basis at the time of each principal payment or prepayment. Beginning October 1, 2002, quarterly amortizing installments of principal in the amount of $1,470,000 each will also become due and payable on the first day of each calendar quarter. The entire outstanding principal amount of the Omega Loan is due and payable on August 13, 2007. The Omega Loan may be prepaid without penalty during the first 180 days following August 14, 2002, upon 30 days' written notice, but is not otherwise subject to optional prepayment. Payment of Omega Loan after acceleration upon the occurrence of an event of default will result in a prepayment penalty in the nature of a "make whole" premium.

  In addition to the interest on the Omega Loan described in the preceding paragraph, as a condition to obtaining Omega's consent to the Distribution in connection with the Vitalink Merger, the Existing GranCare Credit Facility and other transactions related thereto, PHCMI agreed to pay additional interest to Omega in the amount of $20,500 per month, through and including July 1, 2002. If the principal balance of the Omega Loan for any reason becomes due and payable prior to that date, there will be added to the indebtedness owned by PHCMI (i) the sum of $1,000,000, plus (ii) interest thereon at 11% per annum to the prepayment date, less (iii) the amount of such additional interest paid to Omega prior to the prepayment date.

  As substitute collateral for the four divested PHCMI Facilities, and as consideration for granting its consent to such divesture, Omega required GranCare, among other things, to cause First Union to issue its letter of credit in favor of Omega in the amount of $9.0 million pursuant to the existing GranCare Credit Facility (the "Omega Letter of Credit"). The Omega Letter of Credit can be drawn upon following the occurrence of any event of default under the Omega loan documents, if the Omega Letter of Credit is not renewed or extended at least 30 days prior to its scheduled expiration date (currently March 31, 1998), or if certain representations, warranties or covenants of PHCMI under the Omega loan documents are breached and such breaches are not cured within the prescribed time after notice. It is expected that Paragon will cause the Omega Letter of Credit to be replaced with a new standby letter of credit to be issued under the New Credit Facility.

  The Omega Loan Agreement obligates PHCMI, among other things, to maintain a minimum tangible net worth of at least $10 million, increased or decreased by 25% of PHCMI's net income (but in no event less than $10 million). GranCare has agreed to contribute additional equity to PHCMI if, as and when necessary to assure that such minimum tangible net worth test is met. As of December 31, 1996, PHCMI's tangible net worth exceeded the current minimum adjusted tangible net worth requirement.

                           CERTAIN OTHER AGREEMENTS

STOCKHOLDERS AGREEMENT

  In connection with the Recapitalization Merger, the Apollo Investors and Paragon will enter into a Stockholders Agreement which will provide Apollo with the right to nominate six of the 11 nominees to the Paragon Board; provided that no more than four of such nominees will be partners, directors, officers or employees of Apollo. If the Apollo Investors transfer more than one-third of the shares of Paragon Common Stock they acquire in connection with the Recapitalization Merger, then Apollo's right to nominate directors will be limited to four directors, and if the Apollo Investors transfer more than one-half of such shares, then Apollo's right to nominate directors will be limited to two. If the Apollo Investors transfer more than three-fourths of such shares, Apollo will no longer have any right to nominate directors pursuant to the Stockholders Agreement. In addition, Apollo will lose its right to name more than four nominees to the Paragon Board if, after the third anniversary of the effective time of the Recapitalization Merger, the Apollo Investors' stock ownership percentage is less than 40% of the total number of shares of Paragon Common Stock then outstanding. If the size of the Paragon Board is increased, Apollo has the right to nominate additional members of the Paragon Board if and to the extent necessary to make the number of Apollo nominees as compared to the total number of directors not less than the Apollo Investors' percentage ownership of Paragon Common Stock. The Apollo nominees must approve any increase in the size of the Paragon Board. The Apollo Investors may transfer their rights to designate directors in connection with the transfer of at least two-thirds of their initial investment of Paragon Common Stock, with the approval of a majority of the seven directors who are not Apollo partners, directors, officers or employees (the "Non-Apollo Affiliate Directors"). Any such approval will also constitute an approval referred to in Section 203(a)(1) of the Delaware General Corporation Law, which exempts a purchaser covered by such approval from the restrictions imposed by such section. The Stockholders Agreement does not prohibit or restrict sales of Paragon Common Stock by the Apollo Investors.

  Because Apollo's nominees represent greater than one-third of the entire Paragon Board, Apollo may be able to prevent certain actions from being taken that require a super-majority vote of the Paragon Board. See "Comparison of Stockholder Rights--Super-Majority Vote Requirements."

  Apollo also has agreed to vote its shares in favor of election of all nominees of the Paragon Board's Nominating Committee, and not to vote its shares for the removal of any such nominee. Apollo will have the right to select two of the five members of the Nominating Committee. In connection with the Stockholders Agreement, the Apollo Investors (other than Apollo) will grant Apollo an irrevocable proxy with respect to all shares of Paragon Common Stock acquired by such persons in the Recapitalization Merger for a three-year period ending on the third anniversary of the effective date of the Recapitalization Merger.

  The Stockholders Agreement prohibits the Apollo Investors from acquiring additional shares of Paragon Common Stock that would increase the Apollo Investors' ownership above the lesser of an additional 5% of the total outstanding shares of Paragon Common Stock or 49% of the total number of outstanding shares of Paragon Common Stock, except with the prior approval of a majority of the Non-Apollo Affiliate Directors, and limits the ability of the Apollo Investors to participate in any solicitation of proxies or any election contest. These restrictions will lapse after 10 years or, at Apollo's option, at the end of six years and upon the occurrence of certain other events. Although the Apollo Investors will be subject to the "standstill" provisions of the Stockholders Agreement, Apollo will be able to transfer all or a portion of the Paragon Common Stock beneficially owned by the Apollo Investors to a third party of Apollo's choosing.

  The Stockholders Agreement will be in substantially the form of Annex V attached hereto. The foregoing summary is qualified in its entirety by reference to such Annex V.

REGISTRATION RIGHTS AGREEMENT

  In connection with the Recapitalization Merger, Apollo is entitled to require Paragon to register under the Securities Act of 1933 the shares of Paragon Common Stock acquired by the Apollo Investors in the

Recapitalization Merger (the "Registrable Shares") under the terms of an agreement between Paragon and the Apollo Investors (the "Registration Rights Agreement") a copy of which is filed as an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part and is incorporated by reference herein. The Registration Rights Agreement also entitles the Apollo Investors, subject to certain exceptions, to include the Registrable Shares (as defined in the Registration Rights Agreement) in any registration of equity securities of Paragon under the Securities Act. However, the principal underwriter of any such offering may exclude some or all of such Registrable Shares from such registration. Paragon is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions.

                       STOCKHOLDERS' RIGHTS OF APPRAISAL

  Pursuant to Section 262 of the DGCL ("Section 262"), any holder of LCA Common Stock who does not wish to accept the consideration to be paid pursuant to the Recapitalization Merger Agreement may dissent from the Recapitalization Merger and elect to have the fair value of such stockholder's shares of LCA Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Recapitalization Merger) judicially determined and paid to such stockholder in cash, together with a fair rate of interest. The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is set forth in its entirety as Annex X to this Proxy Statement/Prospectus, and any future amendments thereto.

  GranCare stockholders will not have the right to an appraisal of the value of their shares in connection with the GranCare Merger under Section 262 of the DGCL.

  Any LCA stockholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully Annex X to this Proxy Statement/Prospectus because failure to comply with the procedures specified in Section 262 in a proper and timely fashion will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the LCA Common Stock, LCA recommends that LCA stockholders who consider exercising such rights seek the advice of counsel.

  Any holder of LCA Common Stock wishing to exercise the right to dissent from the Recapitalization Merger, respectively, and demand appraisal under Section 262 must satisfy each of the following conditions:

    (i) LCA stockholders wishing to dissent from the Recapitalization Merger, must deliver to LCA a written demand for appraisal of such stockholder's shares before the votes on the Recapitalization Proposal at the LCA Special Meeting. LCA stockholders should forward demands for appraisal to Living Centers of America, Inc., 15415 Katy Freeway, Suite 800, Houston, Texas, 77094, Attention: Secretary. Written demands for appraisal must be in addition to and separate from any proxy or vote against the Recapitalization Merger Agreement; merely voting against, abstaining from voting or failing to vote in favor of approval and adoption of the Recapitalization Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262.

    (ii) LCA stockholders wishing to dissent from the Recapitalization Merger must not vote for approval and adoption of the Recapitalization Proposal. A failure to vote by an LCA stockholder will satisfy this requirement, but a vote in favor of the Recapitalization Proposal by proxy or in person, or the return of a signed proxy that does not specify a vote against approval and adoption of the Recapitalization Proposal or a direction to abstain in connection with such proposals, will constitute a waiver of such LCA stockholder's right of appraisal and will nullify any previously filed written demand for appraisal because, in the absence of express contrary instructions, such shares will be voted in favor of the Recapitalization Proposal. Accordingly, a stockholder who desires to perfect appraisal rights with respect to any of such stockholder's shares of LCA Common Stock must, as one of the procedural steps involved in such perfection, either
  (i) refrain from executing and returning the enclosed proxy card and from voting in person in favor of the proposal to approve the Recapitalization Proposal or (ii) check either the "Against" or the "Abstain" box next to the Recapitalization Proposal on the LCA proxy card or vote in person against the Recapitalization Proposal or register in person an abstention with respect thereto.

    (iii) LCA stockholders wishing to dissent from the Recapitalization Merger must continuously hold their shares of LCA Common Stock from the date of making their demand through the effective time of the Recapitalization Merger. Accordingly, a stockholder who is the record holder of shares of LCA Common Stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the effective time of the Recapitalization Merger will lose any right to appraisal in respect of such shares.

  A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on such stockholder's stock certificates, should specify the stockholder's name and mailing address, the number of shares of LCA Common Stock owned and that such stockholder intends thereby to demand appraisal of such stockholder's stock. However, such demand will be sufficient if it reasonably informs LCA of the stockholder's identity and intent to demand the appraisal of his shares. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of the LCA Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand for appraisal, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of LCA Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of LCA Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of LCA Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of LCA Common Stock held in the name of the record owner. Holders of shares of LCA Common Stock who hold their shares in brokerage accounts or nominee form and who wish to exercise appraisal rights are urged to consult promptly with their broker or nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker or nominee.

  Within ten days after the effective time of the Recapitalization Merger, Paragon must give written notice that the Recapitalization Merger or, has become effective to each stockholder who has filed a written demand meeting the requirements of Section 262. Within 120 days after the effective time of the Recapitalization Merger, but not thereafter, either Paragon or any former LCA stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of LCA Common Stock held by all dissenting stockholders of LCA. LCA does not presently intend to file such a petition, and LCA stockholders seeking to exercise appraisal rights should not assume that Paragon will file such petition or that Paragon will initiate any negotiations with respect to the fair value of such shares. Accordingly, LCA stockholders who desire to have their shares appraised should initiate any petition necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as Paragon does not have an obligation to file such a petition, the failure of an LCA stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal.

  Stockholders who make an LCA Stock Election will be deemed to have accepted the consideration to be paid pursuant to the Recapitalization Merger Agreement and to have waived appraisal rights with respect to their LCA Electing Shares.

  Within 120 days after the effective time of the Recapitalization Merger, any LCA stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from Paragon, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Recapitalization Proposal and the aggregate number of holders of such shares. Paragon must mail such statement to the requesting stockholder within 10 days of receipt of such request or within ten days of the expiration of the period for delivery of demands for appraisal.

  If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine which stockholders are entitled to appraisal rights and will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Recapitalization

Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a stockholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. LCA STOCKHOLDERS CONSIDERING SEEKING APPRAISAL WITH RESPECT TO THEIR SHARES OF LCA COMMON STOCK SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE RECAPITALIZATION MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES.

  In determining fair value, the Delaware Chancery Court is to take into account all relevant factors. The Delaware Supreme Court has discussed the factors that can be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court has also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

  Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the effective time of the Recapitalization Merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the Recapitalization Merger) unless the demand is withdrawn or the appraisal rights are not perfected.

  At any time within 60 days after the effective time of the Recapitalization Merger any stockholder who has demanded appraisal rights will have the right to withdraw such demand for appraisal and to accept the terms offered in the Recapitalization Merger Agreement; after this period, the stockholder may withdraw such demand for appraisal only with the consent of Paragon. If no petition for appraisal is filed with the Delaware Chancery Court within 120 days after the effective time of the Recapitalization Merger, or if such stockholder has withdrawn such demand for appraisal as discussed in the preceding sentence, such stockholder's rights to appraisal shall cease, and all holders of shares of LCA Common Stock will be entitled to receive the merger consideration applicable thereto. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to Paragon a written withdrawal of such stockholder's demand for appraisal and acceptance of the terms of the Recapitalization Merger Agreement, except that (i) any such attempt to withdraw made more than 60 days after the effective time of the Recapitalization Merger will require written approval of Paragon and (ii) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just.

  FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN SECTION 262 WILL RESULT IN THE LOSS OF AN LCA STOCKHOLDER'S STATUTORY APPRAISAL RIGHTS WITH RESPECT TO SHARES OF LCA COMMON STOCK. CONSEQUENTLY, ANY LCA STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

                        LIVING CENTERS OF AMERICA, INC.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  Apollo, Apollo Sub and LCA have entered into the Recapitalization Merger Agreement, which provides that Apollo Sub will be merged with and into LCA with LCA as the surviving corporation (which shall be renamed Paragon Health Network, Inc. following the Recapitalization Merger). In connection with such merger, 1,905,748 shares of LCA Common stock will remain outstanding as LCA Retained Shares at the effective time and each other share of LCA Common Stock outstanding immediately prior to the effective time of the Recapitalization Merger will, by virtue of the Recapitalization Merger and subject to proration, be converted into the LCA Cash Price. See "The Recapitalization Merger Agreement--Merger Consideration and Proration."

  LCA, GranCare, Apollo and LCA Sub have entered into the GranCare Merger Agreement, which provides that LCA Sub will be merged with and into GranCare with GranCare as the surviving corporation and a wholly owned subsidiary of Paragon. Except for shares owned by LCA or any subsidiary of GranCare or LCA (which will be cancelled at the effective time of the GranCare Merger) and fractional interests, each share of GranCare Common Stock will be converted into the right to receive 0.2346 of a share of Paragon Common Stock.

  The accompanying unaudited income statements for the year ended September 30, 1996 and for the nine months ended June 30, 1997 give effect to the transactions as if they occurred on October 1, 1995. The accompanying unaudited pro forma balance sheet gives effect to the transactions as if they occurred on June 30, 1997. The unaudited pro forma financial statements are not necessarily indicative of the operating results that would have been achieved had the Mergers been consummated as of those dates, nor are they necessarily indicative of future operating results. The unaudited pro forma financial statements should be read in conjunction with the consolidated financial statements of LCA and the related notes thereto.

                         LIVING CENTERS OF AMERICA, INC

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

                                 JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                              LCA       GRANCARE   PRO FORMA          LCA
                           HISTORICAL  HISTORICAL ADJUSTMENTS      PRO FORMA
                           ----------  ---------- -----------      ----------
         ASSETS
         ------
Current assets:
  Cash and cash
   equivalents ..........  $  13,288    $ 19,778  $1,190,000 (1a)  $   25,496
                                                     240,000 (1b)
                                                    (738,983)(1c)
                                                    (305,004)(1d)
                                                    (271,911)(2a)
                                                     (39,175)(2b)
                                                     (52,497)(3)
                                                     (15,000)(4)
                                                     (15,000)(6)
  Accounts receivable,
   less allowance for
   doubtful accounts.....    229,871     234,435                      464,306
  Inventories............     20,395       1,838         --            22,233
  Notes receivable.......      2,928      24,520         --            27,448
  Prepaid expenses and
   other current assets
   ......................     10,107      17,502         --            27,609
  Deferred income taxes
   ......................     20,264       5,887      15,600 (3)       41,751
                           ---------    --------  ----------       ----------
   Total current assets
    .....................    296,853     303,960       8,030          608,843
Property and equipment ..    504,607     254,773         --           759,380
  Less accumulated
   depreciation .........   (205,187)    (57,798)        --          (262,985)
                           ---------    --------  ----------       ----------
                             299,420     196,975         --           496,395
Other assets:
  Restricted investments,
   at fair value ........     56,151      38,175         --            94,326
  Goodwill...............    194,167      59,550      88,393 (2c)     379,510 (2c)
                                                      17,400 (3)
                                                      20,000 (4)
  Other..................     34,966      39,249      39,175 (2b)     128,390
                                                      15,000 (6)
                           ---------    --------  ----------       ----------
   Total assets..........  $ 881,557    $637,909  $  187,998       $1,707,464
                           =========    ========  ==========       ==========
     LIABILITIES AND
   SHAREHOLDERS' EQUITY
   ---------------------
Current liabilities:
  Accounts payable and
   accrued expenses .....  $  62,756    $ 82,555  $    5,000 (4)      150,311
  Accrued wages and
   related liabilities ..     62,936      16,405         --            79,341
  Income taxes payable...      8,089         --          --             8,089
  Interest payable.......      4,750       4,968         --             9,718
  Notes payable and
   current maturities of
   long-term.............      3,737       3,115      (1,105)(1d)       3,363 (5)
                                                     (2,384) (2a)
                           ---------    --------  ----------       ----------
   Total current
    liabilities .........    142,268     107,043       1,511          250,822
Long-term debt...........    309,467     361,996   1,190,000 (1a)   1,288,037 (5)
                                                    (303,899)(1d)
                                                    (269,527)(2a)
Minority interests.......        449         --          --               449
Deferred income taxes ...     20,442      17,531         --            37,973
Long-term insurance
 reserves and other......     42,113      10,889         --            53,002
Commitments and
 contingencies
Shareholders' equity:
  Preferred stock; $0.01
   par value.............        --          --          --               --
  Series A--Junior
   participating
   preferred stock; $0.01
   par value ............        --          --          --               --
  Common stock; $0.01 par
   value ................        203          24          59 (1b)         135
                                                        (184)(1c)
                                                          57 (2c)
                                                         (24)(2c)
  Paid in capital........    228,105     124,970     239,941 (1b)     (60,475)
                                                    (757,307)(1c)
                                                    (124,970)(2c)
                                                     228,786 (2c)
  Treasury stock at
   cost..................    (18,508)        --       18,508 (1c)         --
  Equity component of
   minimum pension
   liability ............        --         (542)        542 (2c)         --
  Unrealized gain on
   investments, net of
   income taxes..........         77       6,831      (6,831)(2c)          77
  Retained earnings......    156,941       9,167      (9,167)(2c)     137,444
                                                     (19,497)(3)
                           ---------    --------  ----------       ----------
                             366,818     140,450    (430,087)          77,181
                           ---------    --------  ----------       ----------
   Total liabilities and
    shareholders'
    equity...............  $ 881,557    $637,909  $  187,998       $1,707,464
                           =========    ========  ==========       ==========

--------
Pro Forma Adjustments:
Adjustments affecting assets, liabilities and shareholders' equity to reflect the recapitalization of LCA and subsequent merger with GranCare are as follows:

(1) Recapitalization of and investment by the Apollo Investors in LCA pursuant to the Recapitalization Merger:
 (a) New borrowings by LCA to fund share repurchase and retirement of debt.
 (b) Infusion of capital into LCA by the Apollo Investors in exchange for 5.9 million shares of Paragon Common Stock.
 (c) Repurchase of an approximate 18.2 million shares of LCA Common Stock and retirement of LCA treasury stock.
 (d) Retirement of existing LCA debt via proceeds from new borrowings.

(2) Merger of LCA Sub into GranCare pursuant to the GranCare Merger:
 (a) Retirement of certain existing GranCare debt via proceeds from new borrowings.
 (b) Payment of deferred financing fees on new debt.
 (c) Exchange and retirement of GranCare Common Stock for Paragon Common Stock valued at $228.8 million (5,650,435 shares of Paragon Common Stock to be received by GranCare stockholders at an estimated fair value of $40.50 per share, based upon the price to be paid by the Apollo Investors for shares of Paragon Common Stock in the Recapitalization Merger), and resulting elimination of GranCare equity and allocation of purchase price in excess of net assets to goodwill. The allocation of purchase price is preliminary and no adjustment has been made to revalue GranCare's assets and liabilities to fair value nor to assign value to identifiable intangible assets. This preliminary allocation is not expected to materially differ from the final allocation. Such adjustment will occur upon consummation of the GranCare Merger. Pro forma goodwill represents 23% of pro forma total assets. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, the carrying value of the goodwill is reduced by the estimated shortfall of cash flows as determined by comparing the carrying amount of the asset to its fair value. Fair value is based on market prices where available, an estimate of market value, or determined by various valuation techniques (including discounted cash flows).

(3) Estimated recapitalization and related costs of $23.5 million, net of related income tax benefits of $4.0 million and settlement and lease restructuring costs of $29.0 million, (consisting of the $19.0 million Termination Fee payable to Vitalink and Manor Care as well as the $10 million restructuring payment to HRPT), net of related income tax benefits of $11.6 million. The settlement and lease restructuring costs are being paid in connection with the GranCare Merger.

(4) Estimated costs totalling $20.0 million related to change of control and severance payments and other related merger expenses are to be paid in connection with the GranCare Merger. $15.0 million of these costs are expected to be paid upon consummation of the Merger and the remaining $5.0 million paid subsequent to closing. Not included in such estimated costs is up to $11.0 million that certain parties allege will be due upon consummation of the Mergers as accelerated "earnouts" under acquisition agreements to which LCA is a party. LCA intends to vigorously defend against any claim for accelerated payment of such amounts. See "Certain Information Concerning LCA--Legal Proceedings."

(5) The annual maturities of total long-term debt in the next five fiscal years are as follows:

                                   (DOLLARS IN THOUSANDS)
                                   ----------------------
            1998..................       $    3,363
            1999..................           29,412
            2000..................           50,868
            2001..................           53,313
            2002..................           52,810
            Thereafter............        1,101,634

   The classification of current and non-current portions of pro forma long-term debt is based on the actual maturities of retained debt, the stated terms of each tranche of the Revolving Credit Facility, the contemplated 10-year term of the Notes, and the terms of Standby Senior Subordinated Credit Facility. See "Description of Financing."

(6) Payment of security deposit to lessor.

                        LIVING CENTERS OF AMERICA, INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                         YEAR ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                       STANDBY SENIOR
                                                                        SUBORDINATED
                                                                     CREDIT FACILITY(1)                NOTE OFFERING(2)
                                                                  ---------------------------      ---------------------------
                                                                    OTHER PRO                        OTHER PRO
                             LCA        GRANCARE      TEAMCARE        FORMA         LCA PRO            FORMA         LCA PRO
                          HISTORICAL  HISTORICAL(3) HISTORICAL(4) ADJUSTMENTS(5)    FORMA(6)       ADJUSTMENTS(5)    FORMA(6)
                          ----------  ------------- ------------- --------------   ----------      --------------   ----------
Net revenues............  $1,114,491    $977,787      $(229,077)     $    --       $1,863,201         $    --       $1,863,201
Operating expenses
 (excluding items shown
 below).................     942,596     824,178       (189,359)          --        1,577,415              --        1,577,415
Rent....................      44,185      46,163         (4,072)          500 (7)      86,776              500 (7)      86,776
Depreciation and
 amortization...........      39,214      25,949         (6,250)        4,193 (8)      63,106            4,193 (8)      63,106
Non-recurring items,
 net....................      (1,060)        (93)        (2,900)          --           (4,053)             --           (4,053)
                          ----------    --------      ---------      --------      ----------         --------      ----------
   Income from
    operations .........      89,556      81,590        (26,496)       (4,693)        139,957           (4,693)        139,957
Interest expense and
 finance charges........      20,128      35,659           (838)       78,968 (9)     133,917           69,670 (9)     124,619
Interest income.........      (7,667)     (6,843)           --            --          (14,510)             --          (14,510)
                          ----------    --------      ---------      --------      ----------         --------      ----------
Income before income
 taxes and equity
 earnings/minority
 interest...............      77,095      52,774        (25,658)      (83,661)         20,558          (74,363)         29,848
Income taxes............      33,759      20,054        (10,263)      (31,787)(10)     11,763          (28,068)(10)     15,483
Equity earnings/minority
 interest...............        (156)         --            --            --             (156)             --             (156)
                          ----------    --------      ---------      --------      ----------         --------      ----------
Net income..............  $   43,180    $ 32,720      $ (15,395)     $(51,874)     $    8,631         $(46,295)     $   14,209
                          ==========    ========      =========      ========      ==========         ========      ==========
Net income per common
 and common equivalent
 share:
 Primary................  $     2.13    $   1.36                                   $     0.63                       $     1.04
                          ==========    ========                                   ==========                       ==========
 Fully diluted..........         N/A    $   1.33                                          N/A (11)                         N/A
                          ==========    ========                                   ==========                       ==========
Weighted average number
 of common and common
 equivalent shares
 outstanding:
 Primary................      20,315      24,084                                       13,683                           13,683
                          ==========    ========                                   ==========                       ==========
 Fully diluted..........         N/A      26,527                                          N/A                              N/A
                          ==========    ========                                   ==========                       ==========

-------
Pro Forma Adjustments:
(1) Reflects borrowings of $450 million pursuant to the Standby Senior Subordinated Credit Facility and $45 million pursuant to the Revolving Credit Facility rather than the issuance of the Notes. See "Description of Financing."
(2) Reflects issuance of $500 million of Notes.
(3) Reflects twelve month period ended December 31, 1996.
(4) Reflects elimination of TeamCare operating results for twelve month period ended December 31, 1996. TeamCare was spun-off by GranCare in February, 1997.
(5) Excludes estimated pre-tax recapitalization and related costs of $52.5 million, which amount includes the $19 million Termination Fee payable to Vitalink and Manor Care as well as the $10 million restructuring payment to HRPT, each of which will be paid upon consummation of the Transactions. See "Certain Information Concerning GranCare--Legal Proceedings" and "Description of Financing--Treatment of Certain Existing LCA and GranCare Indebtedness--HRPT Obligations."
(6) Upon consummation of the Mergers, management anticipates achieving annual cost savings as a result of elimination of duplicative overhead costs of approximately $18.0 million. Management believes additional opportunities exist for cost savings and revenue enhancements as a result of the Merger. However, there can be no assurance that these cost savings or revenue enhancements will be realized. There also can be no assurance that other costs and expenses of Paragon will not increase, thereby lowering or offsetting management's estimated cost savings.
(7) Rent--Pro Forma Adjustments for rent are as follows:

   Incremental rent on lease restructuring............................. $  500
                                                                        ======
(8) Depreciation and amortization--Pro Forma Adjustments for depreciation and amortization are as follows:
   Goodwill amortization on transaction goodwill based on 30 year period............................................................. $4,193
                                                                        ======

(9) Interest expense--Pro Forma Adjustments for interest expense are as follows:

                                                       STANDBY SENIOR
                                                        SUBORDINATED     NOTE
                                                       CREDIT FACILITY OFFERING
                                                       --------------- --------
   Elimination of amortization of deferred financing
    fees included in historical amounts..............     $   (745)    $   (745)
   Amortization of deferred financing fees on new
    debt over a weighted average 8.4 year period.....        4,154        4,656
   Elimination of historical interest expense on debt
    replaced with new debt...........................      (41,854)     (41,854)
   Commitment fees on unused portion of Revolving
    Credit Facility..................................          525          750
   Interest expense on $1.19 billion in new debt at
    an average estimated interest rate of 8.98%
    (9.86% in the event the Standby Senior
    Subordinated Credit Facility is drawn upon rather
    than issuing the Notes)..........................      116,888      106,863
                                                          --------     --------
                                                          $ 78,968     $ 69,670
                                                          ========     ========

  Because interest rates in connection with the financing of the Mergers have not been determined as of the date of this Proxy Statement/Prospectus, this presentation is based on LCA's best current estimate of interest expense. The "average estimated interest rate" was calculated by dividing the total interest expense on the new debt by total new debt ($1.19 billion). The estimated interest rates used for the calculation were as follows:

                       INTEREST RATE BASED ON
      Senior Debt:     ------------- --------
       Tranche A           8.25%     Eurodollar Rate plus 2.25%
       Tranche B           8.50%     Eurodollar Rate plus 2.50%
       Tranche C           8.75%     Eurodollar Rate plus 2.75%
       Revolving
        Credit
        Facility           8.25%     Eurodollar Rate plus 2.25%
      Subordinated
      Debt:
       Senior
        Subordinated
        Notes              9.35%     10-year treasury rate plus 3.00%
       Senior
        Subordinated
        Discount
        Notes             10.35%     10-year treasury rate plus 4.00%
       Standby Senior
        Subordinated
        Credit
        Facility          12.13%     Eurodollar Rate a blended spread of 6.13%

  A 12.5 basis point increase or decrease in the average interest rate on the debt issued in connection with the Mergers would change pro forma interest expense and finance charges by $1.5 million, pro forma net income by $.900 million and pro forma primary net income net income per share by $.07.
(10) Income taxes are adjusted to reflect tax provision effect of pro forma adjustments less non-deductible goodwill at an estimated effective tax rate of 40%.
(11) No adjustment has been made in respect of the possible issuance of warrants to purchase up to 7.5% of Paragon's fully diluted common stock in connection with the Standby Senior Subordinated Credit Facility. See "Description of Financing--Description of Senior Subordinated Debt." In the event that the warrants are issued, Paragon would record additional financing expenses associated with such issuances.

                        LIVING CENTERS OF AMERICA, INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                        NINE MONTHS ENDED JUNE 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                             STANDBY SENIOR SUBORDINATED
                                                                 CREDIT FACILITY(1)            NOTE OFFERING(2)
                                                             ---------------------------- ----------------------------
                                                               OTHER PRO                    OTHER PRO
                             LCA      GRANCARE     TEAMCARE      FORMA           LCA          FORMA           LCA
                          HISTORICAL HISTORICAL   HISTORICAL ADJUSTMENTS(3)  PRO FORMA(4) ADJUSTMENTS(3)  PRO FORMA(4)
                          ---------- ----------   ---------- --------------  ------------ --------------  ------------
Net revenues............   $853,953   $676,564     $(81,478)    $    --       $1,449,039     $    --       $1,449,039
Operating expenses
 (excluding items shown
 below).................    715,690    585,370(5)   (68,309)         --        1,232,751          --        1,232,751
Rent....................     31,801     33,187       (1,557)         375 (6)      63,806          375 (6)      63,806
Depreciation and
 amortization...........     30,480     17,562       (1,834)       3,145 (7)      49,353        3,145 (7)      49,353
Non-recurring items:
 Merger and other
  costs.................        --      28,300          --           --           28,300          --           28,300
                           --------   --------     --------     --------      ----------     --------      ----------
Income from operations..     75,982     12,145       (9,778)      (3,520)         74,829       (3,520)         74,829
Interest expense and
 financing charges......     16,302     25,750       (1,397)      59,782 (8)     100,437       52,809 (8)      93,464
Interest income.........     (3,378)    (4,763)         --           --           (8,141)         --           (8,141)
                           --------   --------     --------     --------      ----------     --------      ----------
Income (loss) before
 income taxes, equity
 earnings/minority
 interest and
 extraordinary charge...     63,058     (8,842)      (8,381)     (63,302)        (17,467)     (56,329)        (10,494)
Income taxes............     26,445      4,352       (3,353)     (24,062)(9)       3,382      (21,274)(9)       6,170
Equity earnings/minority
 interest...............       (405)       --           --           --             (405)         --             (405)
                           --------   --------     --------     --------      ----------     --------      ----------
Net income (loss) before
 extraordinary charge...   $ 36,208   $(13,194)    $ (5,028)    $(39,240)        (21,254)    $(35,055)     $  (17,069)
                           ========   ========     ========     ========      ==========     ========      ==========
Net income (loss) before
 extraordinary charge
 per common and common
 equivalent share:
 Primary................   $   1.84   $  (0.55)                               $    (1.55)                  $    (1.25)
                           ========   ========                                ==========                   ==========
 Fully diluted..........        N/A   $  (0.55)                                      N/A                          N/A
                           ========   ========                                ==========                   ==========
Weighted average number
 of common and common
 equivalent shares
 outstanding:
 Primary................     19,728     23,925                                    13,683                       13,683
                           ========   ========                                ==========                   ==========
 Fully diluted..........        N/A     23,925                                       N/A                          N/A
                           ========   ========                                ==========                   ==========

-------
Pro Forma Adjustments:
(1) Reflects borrowings of $450 million pursuant to the Standby Senior Subordinated Credit Facility and $45 million pursuant to the Revolving Credit Facility rather than the issuance of the Notes. See "Description of Financing."
(2) Reflects issuance of $500 million of Notes.
(3) Excludes estimated pre-tax recapitalization and related costs of $52.5 million, which amount includes the $19 million Termination Fee payable to Vitalink and Manor Care as well as the $10 million restructuring payment to HRPT, each of which will be paid upon consummation of the Transactions. See "Certain Information Concerning GranCare--Legal Proceedings" and "Description of Financing--Treatment of Certain Existing LCA and GranCare Indebtedness--HRPT Obligations."
(4) Upon consummation of the Mergers, management anticipates achieving annual cost savings as a result of elimination of duplicative overhead costs of approximately $18 million. Management believes additional opportunities exist for cost savings and revenue enhancements as a result of Mergers. However, there can be no assurance that these cost savings or revenue enhancements will be realized. There also can be no assurance that other costs and expenses of Paragon will not increase, thereby lowering or offsetting management's estimated cost savings.
(5) Includes $8 million pre-tax charge associated with change in accounting estimate related to allowance for doubtful accounts.
(6) Rent-Pro Forma Adjustments for rent are as follows:

   Incremental rent on lease restructuring............................. $  375
                                                                        ======
(7) Depreciation and amortization--Pro Forma Adjustments for depreciation and amortization are as follows:
   Goodwill amortization on transaction goodwill based on 30 year period............................................................. $3,145
                                                                        ======

(8) Interest expense--Pro Forma Adjustments for interest expense are as follows:

                                                       STANDBY SENIOR
                                                        SUBORDINATED     NOTE
                                                       CREDIT FACILITY OFFERING
                                                       --------------- --------
   Elimination of amortization of deferred financing
    fees included in historical amounts..............     $   (447)    $   (447)
   Amortization of deferred financing fees on new
    debt over a weighted average 8.4 year period.....        3,116        3,492
   Elimination of historical interest expense on debt
    replaced with new debt...........................      (30,946)     (30,946)
   Commitment fees on unused portion of Revolving
    Credit Facility..................................          394          563
   Interest expense on $1.19 billion in new debt at
    an average estimated interest rate of 8.98%
    (9.86% in the event the Standby Senior
    Subordinated Credit Facility is drawn upon rather
    than issuing the Notes)..........................       87,665       80,147
                                                          --------     --------
                                                           $59,782     $ 52,809
                                                          ========     ========

  Because interest rates in connection with the financing of the Mergers have not been determined as of the date of this Proxy Statement/Prospectus, this presentation is based on LCA's best current estimate of interest expense. The "average estimated interest rate" was calculated by dividing the total interest expense on the new debt by total new debt ($1.19 billion). The estimated interest rates used for the calculation were as follows:

                      INTEREST RATE BASED ON
      Senior Debt:    ------------- --------
       Tranche A          8.25%     Eurodollar Rate plus 2.25%
       Tranche B          8.50%     Eurodollar Rate plus 2.50%
       Tranche C          8.75%     Eurodollar Rate plus 2.75%
       Revolving
        Credit
        Facility          8.25%     Eurodollar Rate plus 2.25%
      Subordinated
      Debt:
       Senior
        Subordinated
        Notes             9.35%     10-year treasury rate plus 3.00%
       Senior
        Subordinated
        Discount
        Notes            10.35%     10-year treasury rate plus 4.00%
       Standby
        Senior
        Subordinated
        Credit
        Facility         12.13%     Eurodollar Rate plus a blended spread of 6.13%

  A 12.5 basis point increase or decrease in the average interest rate on the debt issued in connection with the Mergers would change pro forma interest expense and finance charges by $1.1 million, pro forma net income by $.660 million and pro forma primary net income net income per share by $.05.
(9) Income taxes are adjusted to reflect tax provision effect of pro forma adjustments, less non-deductible goodwill, at an estimated effective tax rate of 40%.

                       DIRECTORS AND OFFICERS OF PARAGON
                             FOLLOWING THE MERGERS

DIRECTORS AND OFFICERS

  Immediately following the consummation of the Mergers, certain of the initial directors and officers of Paragon will be as set forth below. LCA, GranCare and Apollo are collectively continuing to evaluate director candidates and their management team as part of an on-going program to identify and recruit potential candidates to serve as directors and for additional management positions.

  Directors and officers of Paragon are elected to serve until they resign or are removed, or otherwise disqualified to serve, or until their successors are elected and qualified. In addition, pursuant to the terms of the Stockholders Agreement, the Apollo Investors have agreed to vote their shares of Paragon Common Stock so that the Board of Directors of Paragon will consist of 11 members, of whom six members will be designees of Apollo and of whom five members (three of whom will initially be designees of GranCare, one of whom will initially be a designee of LCA and one of whom will be the Chief Executive Officer) will be nominated by the nominating committee of the Paragon Board of Directors. See "Certain Other Agreements--Stockholders Agreement." Of the five directors remaining to be nominated, two will be nominated by Apollo, two will be nominated by GranCare and will be individuals currently serving on the GranCare Board and one will be nominated by LCA and will be an individual currently serving on the LCA Board.

   NAME                       AGE             POSITION WITH PARAGON
   ----                       ---             ---------------------
   Keith B. Pitts              40 Chairman of the Board, Chief Executive
                                   Officer, President and Director
   Leroy D. Williams           55 President--Long Term Care Division
   Dennis G. Johnston             President--
                               49 Specialty Health Services Division
   William R. Korslin          47 President--Pharmaceutical Services Division
   Charles B. Carden           51 Executive Vice President and Chief Financial
                                   Officer
   Laurence M. Berg            31 Director
   Peter P. Copses             39 Director
   John H. Kissick             55 Director
   William G. Petty, Jr.       51 Director
   Robert L. Rosen             56 Director

  Keith B. Pitts will serve as Chairman of the Board, Chief Executive Officer and President of Paragon. Since July 1997 Mr. Pitts has served as a consultant to Apollo in connection with the Transactions. Mr. Pitts served as the Executive Vice President and Chief Financial Officer of OrNda HealthCorp, a healthcare service provider in the United States, from August 1992 until its merger with Tenet Healthcare Corp. in January 1997. Prior to joining OrNda HealthCorp, from July 1991 to August 1992, Mr. Pitts was a partner in Ernst & Young LLP's Southeast Region Health Care Consulting Group, and from January 1988 to July 1991 he was a partner and Regional Director in Ernst & Young LLP's Western Region Health Care Consulting Group. Mr. Pitts is a director of Horizon Mental Health Management, Inc.

  Leroy D. Williams will serve as President--Long Term Care Division of Paragon. Mr. Williams currently serves as President, Chief Operating Officer and as a Director of LCA. Mr. Williams became a Director of LCA in January 1992, Chief Operating Officer of LCA in August 1995, and President in February 1996. Mr. Williams served as Executive Vice President of LCA from December 1991 to February 1996. Mr. Williams joined LCA in 1978 as Regional Controller of LCA--Eastern Region. From May 1983 to February 1985, Mr. Williams was Financial Vice President for LCA--Texas. In March 1985, he was appointed Vice President--Finance and became Senior Vice President--Finance in January 1991.

  Dennis G. Johnston will serve as President--Specialty Health Services Division of Paragon. Mr. Johnston currently serves as a Senior Vice President and as President of Cornerstone Health Management Company, a wholly-owned subsidiary of GranCare. Mr. Johnston joined GranCare as President of Cornerstone in April 1995 and became Senior Vice President of GranCare in July 1995. Mr. Johnston was the co-founder of Cornerstone in 1990 and served as its President and Chief Executive Officer from 1990 to 1995. From 1984 to 1989, Mr. Johnston held various positions with the management subsidiary of Republic Health Corporation, including that of Senior Development Officer.

  William R. Korslin will serve as President--Pharmaceutical Services Division of Paragon. Mr. Korslin has served as President of APS since May 1994. Mr. Korslin joined APS in July 1987 as General Manager Enteral Services. From 1989 through 1992, he served as Eastern Area Vice President of APS and, from 1992 to 1994, Mr. Korslin was Senior Vice President in charge of all field operations of APS. He was appointed as a Vice President of Living Centers in September 1995.

  Charles B. Carden will serve as Executive Vice President and Chief Financial Officer of Paragon. Mr. Carden has served as Executive Vice President and Chief Financial Officer of LCA since October 1996. Prior to this, he was Chief Financial Officer of Leaseway Transportation Corp., where he was employed for 14 years. He also has held various supervisory and analytical positions in corporate finance with Ford Motor Company.

  Laurence M. Berg will serve as a director of Paragon. Mr. Berg has been associated since 1992 and a principal since 1995 with Apollo Advisors, L.P. which, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and with Lion Advisors, L.P. which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Berg is a director of Continental Graphics Holdings, Inc. and CWT Specialty Stores, Inc. Mr. Berg will serve as one of Apollo's designees on the Paragon Board.

  Peter P. Copses will serve as a director of Paragon. Mr. Copses has been a principal since 1990 of Apollo Advisors, L.P. which, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and of Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Copses is a director of Dominicks Supermarkets, Inc., Family Restaurants, Inc., Food 4 Less Holdings, Inc. and Zale Corporation. Mr. Copses will serve as one of Apollo's designees on the Paragon Board.

  John H. Kissick will serve as a director of Paragon. Mr. Kissick has been a principal since 1992 of Apollo Advisors, L.P. which, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and of Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. From 1990 to 1991, Mr. Kissick was a consultant with Kissick & Associates, a private investment advisory firm. Mr. Kissick serves as a director of Continental Graphics Holdings, Inc., Converse, Inc., Florsheim Group, Inc. and Food 4 Less Holdings, Inc. Mr. Kissick will serve as one of Apollo's designees on the Paragon Board.

  William G. Petty, Jr. will serve as a director of Paragon. Mr. Petty has served as a Director of GranCare since July 1995 by virtue of GranCare's merger with Evergreen Healthcare, Inc. ("Evergreen"). Since July 1, 1996, Mr. Petty has been a principal of Beecken, Petty & Company LLC, which is the general partner of Healthcare Equity Partners, a venture capital partnership. Mr. Petty served as Chairman of the Board of Directors, President and Chief Executive Officer of Evergreen from June 30, 1993 to July 1995. He served as Chairman of the Board, Chief Executive Officer and President of National Heritage, Inc. from October 1992 to June 1993. From 1988 to 1992, he served as President and Chief Executive Officer of Evergreen Healthcare Ltd., L.P., an affiliate of Evergreen, and has been a Managing Director of Omega Capital, Ltd., a private health care investment fund since 1986. Mr. Petty has been the Chairman of the Board of Alternative Living Services, Inc. ("ALS") since 1993. Mr. Petty also served as the Chief Executive Officer of ALS from 1993 until February 1996. Mr. Petty will serve as one of GranCare's designees on the Paragon Board.

  Robert L. Rosen will serve as a director of Paragon. Mr. Rosen is Managing General Partner of RLR Partners, L.P., a private investment partnership founded in April 1987. Since 1987, Mr. Rosen has been a director of the Municipal Advantage Fund, Inc., Municipal Partners Fund, Inc., Municipal Partners Fund II, Inc., Spring Mountain Group, Culligan Water Technologies, Inc., and Samsonite Corporation. Mr. Rosen will serve as one of Apollo's designees on the Paragon Board.

COMPENSATION OF EXECUTIVE OFFICERS OF PARAGON

                          SUMMARY COMPENSATION TABLE

  The following table sets forth certain summary information concerning compensation paid or accrued by LCA (in respect of Messrs. Williams and Korslin) or GranCare (in respect of Mr. Johnston), as the case may be, to the individuals who are currently expected to serve as executive officers of Paragon. The amounts shown are for the fiscal year ended September 30 (in the case of LCA) or December 31 (in the case of GranCare) in 1996, 1995 and 1994. Mr. Pitts, who will serve as Paragon's Chairman of the Board, Chief Executive Officer and President, has not previously been employed by either LCA or GranCare. For a description of Mr. Pitts current employment agreement see "Interests of Certain Persons in the Transactions--Employment Agreements and Other Benefits of Paragon Officers." Mr. Carden, who will serve as Paragon's Executive Vice President and Chief Financial Officer, was not employed by LCA during its last fiscal year. Mr Carden's employment with LCA commenced October 1, 1996, at an annual salary of $245,000, with a target bonus for fiscal 1997 of $98,000.

                                           ANNUAL COMPENSATION              LONG-TERM
                                                   ($)                     COMPENSATION
                                          ---------------------            ------------  ---
                                                                SECURITIES
                                                      OTHER     UNDERLYING  ALL OTHER
   NAME AND PRINCIPAL          SALARY      BONUS      ANNUAL     OPTIONS/  COMPENSATION
        POSITION         YEAR   ($)         ($)    COMPENSATION  SARS (#)      ($)
   ------------------    ---- --------    -------- ------------ ---------- ------------
Leroy D. Williams        1996 $332,553    $120,252    $ --        45,250     $ 7,981(1)
 President--Long-Term
  Care                   1995  235,539     146,276      --         6,375       8,564
 Division                1994  215,000     123,443      --         8,625       8,550
William R. Korslin       1996 $188,301    $ 99,940    $ --         8,750     $   --
 President--             1995  159,212      44,007      --        15,000         --
 Pharmaceutical Services
  Division               1994  135,802      74,108      --        10,000         --
Dennis G. Johnston       1996 $225,000(2) $ 89,368    $ --        14,625     $33,812(3)
 President--             1995  168,750(4)               --        25,000      18,030
 Specialty Health
  Services Division      1994      --          --       --           --          --

--------
(1) Represents primarily the value (in LCA Common Stock based on the closing market price on September 30, 1996, 1995 or 1994, as the case may be) of matching contributions made by LCA on behalf of the individual as a result of participation in the LCA Deferred Retirement Income Plan.
(2) GranCare has a deferred compensation program (the "Deferred Compensation Program") that is applicable to compensation paid or payable to eligible employees of GranCare. Under such program GranCare may elect to match a portion of any compensation amounts deferred. Deferred salary amounts are reported in this table under the "Salary" column and matching amounts paid or accrued are reported in this table under the "All Other Compensation" column.
(3) Represents GranCare's contribution of $1,500 to its 401(k) plan, $47 for group term life insurance and $6,314 for long-term disability insurance. Also includes $25,951 under the executive split dollar life insurance plan. The amount of benefit received under the executive split dollar life insurance plan was determined by subtracting the total premiums paid under the plan during 1996 ($12,900) from the increase in the cash surrender value of the plan from December 31, 1995 to December 31, 1996 ($38,851).
(4) Mr. Johnston became employed by GranCare in April 1996. Accordingly, his salary reflects a partial year of service.

                      CERTAIN INFORMATION CONCERNING LCA

GENERAL DEVELOPMENT OF THE BUSINESS

  LCA provides through its operating subsidiaries, a diverse range of health care services in the health care continuum. It has organized its operations into four groups: long-term care services, rehabilitation services, institutional pharmaceutical services and specialty care services. As one of the largest long-term care providers in the U.S., LCA's long-term care services are provided through 201 long-term care centers with in excess of 23,000 licensed beds in 13 states as of June 30, 1997. Long-term care includes skilled nursing, assisted living services, subacute care and care for individuals with Alzheimer's disease. LCA's rehabilitation therapy group provides services to over 600 skilled nursing and other health care facilities, offers therapy program management services to long-term health care companies, manages hospital rehabilitation departments and operates approximately 133 outpatient clinics in 18 states as of June 30, 1997. The institutional pharmaceutical group operates 34 institutional pharmacies in 11 states and supplies various product lines to approximately 1,000 long-term care centers with more than 100,000 long-term health care beds as of June 30, 1997. LCA's specialty care services group includes home health care, hospice and geriatric physician management services businesses.

  When LCA began its operations as a separate, publicly-traded company in 1992, it provided primarily long-term nursing services. From fiscal year 1992 through fiscal year 1995 it grew rapidly through acquisitions, adding specialty care services, rehabilitation therapy, and pharmaceutical services, as well as additional long-term care facilities. During this period, LCA's net revenue increased from $351 million to $894 million and its net income, adjusted for non-recurring merger and acquisition costs in 1995, increased from $10.5 million to $36.1 million. During the fiscal year ending September 30, 1995, LCA completed several significant acquisitions including The Brian Center Corporation ("BCC"), Rehability Corporation ("Rehability") and Therapy Management Innovations ("TMI"). Accordingly, the fiscal year ended September 30, 1996 was the first year that fully reflected the financial results from all of LCA's major acquisitions. LCA's net revenue for the fiscal year ended September 30, 1996 increased to $1.1 billion and net income, excluding non-recurring items, increased to $45.0 million.

  During the fiscal year ended September 30, 1996, LCA turned its focus to integrating the BCC, Rehability, and TMI operations and divesting its Living Centers-DevCon, Inc. subsidiary ("DevCon") which provided training and habilitation services to individuals with mental retardation and developmental disabilities. During fiscal year 1996, LCA finalized a plan originating in June 1995 to restructure the operations and exit certain activities of its rehabilitation services group, which operates through its subsidiaries as American Rehability Services, Inc. (including its subsidiaries, "ARS"), including closing or downsizing unprofitable clinics and offsite contracts. The divestiture of DevCon was completed in September 1996 through the recapitalization and subsequent sale of the majority of DevCon's stock for $47.5 million in cash. LCA's results for the fiscal year ended September 30, 1996 and prior years reflect the inclusion of the DevCon operations. DevCon's net revenue and income from operations for fiscal year 1996 were $47.6 million and $5.7 million, respectively. LCA expects its reported earnings to reflect the effects of this divestiture until the proceeds from the divestiture are reinvested.

LONG-TERM CARE SERVICES

  Long-Term Nursing Services. LCA is one of the largest operators of long-term care facilities in the United States and is the first or second largest provider of long-term care services in its key markets of Texas, North Carolina and Colorado. The long-term care group is organized into three regionally concentrated operating units: the Southeast Area (Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, and Virginia); the Texas Area; and the Rocky Mountain Area (Arizona, Colorado, Nebraska, and Wyoming).

  LCA's facilities provide a continuum of care designed to accommodate patients' and residents' needs as their acuity levels change. Services provided include skilled nursing care, assisted living services, care for individuals with Alzheimer's disease and subacute care services, although not all services are provided at each facilities. All facilities must meet comprehensive state licensing requirements, and those participating in Medicare or Medicaid programs must also meet federal and state certification standards (see "--Regulation").

LCA's facilities are generally equally distributed between urban and non-urban areas and typically compete only with other facilities in their respective local markets.

  Assisted Living Centers. LCA provides assisted living services in 35 of its long-term care centers and in five freestanding facilities with approximately 1,350 beds collectively to residents who need assistance with the basic activities of daily living, but whose care needs have not yet reached a level that requires 24-hour nursing care. LCA's assisted living development program is focused on markets where LCA has a skilled nursing facility presence so that as these residents' needs change and require higher acuity services, they can be accommodated in one of LCA's nursing facilities. These newly constructed assisted living facilities are intended to be exclusively private pay.

  Subacute Care Services. Since 1993, LCA has developed its Progressive Care Centers program in which distinct units of certain designated long-term care facilities are dedicated to subacute nursing care and rehabilitation services for patients with higher acuity levels. At Progressive Care Centers, specially trained staff members offer care to patients with higher acuity levels in a technologically advanced facility as an alternative to more expensive patient treatment in the acute care hospital setting. Services offered by LCA in Progressive Care Centers include physical therapy, occupational therapy, speech therapy, enteral therapy, IV therapy, respiratory therapy, specialized wound management, ventilator care, and tracheostomy care, although not all services are provided at each Progressive Care Center. LCA operates a total of approximately 250 beds in 14 facilities under its Progressive Care Centers program.

  Alzheimer's Care Services. LCA is a provider of long-term care to residents with Alzheimer's disease. Within specially designated and designed portions of certain of its long-term care centers, LCA operates over 60 units with approximately 1,700 beds dedicated to addressing the problems of disorientation and perceptual confusion typically experienced by residents with Alzheimer's disease. The Alzheimer's care units also provide education and support to the residents' families. LCA provides specially trained activity directors and nursing staffs to these units and employs a Director of Alzheimer's Programming to supervise program development and staff training. LCA intends to continue its commitment to Alzheimer's care through implementation of Alzheimer's programs in more of its long-term care facilities as well as in association with its planned free standing assisted living centers.

  LCA recently formed an affiliation with the University of Texas Medical Branch in Galveston, Texas to construct and develop a 150-bed Alzheimer's and mental dementia facility for research, treatment and training in these and related areas. The facility will be located near the hospital on Galveston Island.

  Living Centers-DevCon Divestiture. In September 1996, LCA divested its DevCon subsidiary which provided training and habilitation services to individuals with mental retardation and developmental disabilities. See Note 2 to the Consolidated Financial Statements of LCA incorporated by reference herein. DevCon operated over 80 centers and group homes with approximately 400 beds in Florida and 1,750 beds in Texas and relied primarily on Medicaid for reimbursement. In recent years the revenues for this operation had grown at a slower rate than those associated with LCA's skilled nursing business. This divestiture was consistent with LCA's strategy of focusing on its senior health care services business.

REHABILITATION SERVICES

  In June 1995, LCA acquired Rehability which became the foundation for the rehabilitation services group of LCA. In July 1995, LCA acquired Med-Therapy Rehabilitation Services, Inc. ("Med-Therapy"), as part of LCA's acquisition of BCC. In August 1995, LCA acquired Therapy Management Innovations, Inc. ("TMI"). These three entities were subsequently combined to form LCA's rehabilitation services group which operates through its subsidiaries as ARS. During fiscal year 1996, LCA reorganized ARS into four distinct operating divisions aligned along service lines as opposed to the previous organization which was largely along geographic lines. The ARS service continuum includes nursing facility based rehabilitation, outpatient clinics, hospital department rehabilitation management, and therapy management consulting. The following describes these four operating divisions:

  American Therapy Services. American Therapy Services ("ATS") employs licensed therapists to provide physical, occupational, and speech therapy to nursing facility residents through contracts with over 600 skilled nursing facilities throughout the United States (approximately 500 of which are unaffiliated with LCA). The ultimate payor for these services is typically Medicare; in some instances ATS invoices the skilled nursing facility which in turn bills Medicare, in other instances ATS invoices Medicare directly.

  Rehability Health Services. Rehability Health Services operates approximately 133 outpatient rehabilitation clinics in 18 states. The primary focus of the clinics is rehabilitation services related to occupational and sports injuries. The primary payor for these services is typically private employers (or their insurance carriers) for benefits associated with occupational injuries or worker's compensation claims.

  Rehability Hospital Services. Rehability Hospital Services manages approximately 45 hospital rehabilitation departments on a contract basis.

  Therapy Management Innovations. TMI provides a variety of rehabilitation management consulting services to subacute and long-term care facilities. These consulting services focus on enhancing the quality of rehabilitation therapy and include supervision of clinical procedures, documentation and billing protocols, as well as monitoring of patient outcomes. Prior to its acquisition by LCA, TMI managed substantially all of LCA's rehabilitation therapy programs in its long-term care facilities.

INSTITUTIONAL PHARMACEUTICAL SERVICES

  American Pharmaceutical Services, Inc. ("APS"), a wholly-owned subsidiary of LCA, operates the institutional pharmaceutical services group of LCA, specializes in meeting the needs of health care providers in subacute and long-term care settings by providing pharmaceutical supplies and programs. APS and its subsidiaries provide services and products to approximately 1,000 long-term care centers with more than 100,000 long-term care beds through 34 full-service institutional pharmacies. APS provides pharmacy dispensing, infusion therapy and specialty patient care products such as urologicals, wound care products and other ancillary supplies. APS also offers a comprehensive array of services and supplies to meet the needs of patients with higher acuity levels, such as intravenous and enteral therapy. In 1996, APS expanded its product line to include respiratory therapy and orthotic supplies and services. In addition, APS provides pharmacy consulting services, specializing in long-term care drug regimen reviews, medication procedures and regulatory monitoring. APS provides full clinical support for its products through long-term care facility staff education and quality assurance programs.

SPECIALTY CARE SERVICES

  American Senior Health Services, Inc. ("ASHS"), a wholly owned subsidiary of LCA, operates LCA's speciality care services group, which includes, home health care, hospice and geriatric physician management services businesses.

  Home Health Care. Currently LCA provides home health care through agencies in Colorado, Tennesse, and Corpus Christi, Texas. LCA plans to expand its home health care business through the acquisition and development of agencies in its key markets. The expansion of home health complements LCA's initiative to provide a complete continuum of senior health care in its targeted markets. Additionally, these home care businesses will be potential customers for LCA's rehabilitation therapy and pharmacy operations. During the second quarter of fiscal 1997, ASHS opened home care branches in Denver, Colorado; Colorado Springs, Colorado; and Gainsboro, Tennessee.

  Hospice Care. Hospice care is increasingly recognized as a preferred method of care for those patients diagnosed with a terminal illness and certified with a life expectancy of less than six months. Hospice services

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

are designed to provide comfort for the physical and emotional needs of terminally ill patients. Hospice services focus on maximizing the quality of life of terminally ill patients as opposed to curing an illness; as a result, this modality of care is typically a more cost-effective alternative to more aggressive medical treatment. An estimated four to eight percent of nursing facility residents potentially require hospice services. During fiscal year 1996 LCA expanded its hospice initiative by purchasing a 50 percent interest in Heart of America Hospice ("Heart of America") of Kansas City, Missouri. LCA's existing hospice operation was combined with Heart of America, to become LCA's hospice provider. Subsequent to September 30, 1996, LCA purchased the remaining 50 percent ownership interest in Heart of America. Additionally, LCA entered into a venture relationship with San Jacinto Methodist Hospital, an affiliate of the Methodist Health Care system in Texas, for the provision of hospice services in the Houston metropolitan area.

  Geriatric Physician Management Services. Effective September 30, 1996 LCA purchased a 75 percent interest in American Geriatric Management Services, Inc. ("AGMS"). AGMS is a management services organization created to provide support services, record keeping, administrative management, budget development, and managed care contracting services to geriatric and long-term care physician group practices. Geriatric and long-term care physicians whose professional practices are managed by AGMS make their professional medical services available on-site at skilled nursing, nursing, subacute, hospice and assisted living facilities. LCA expects that its association with AGMS will assist in expanding the complex care capabilities of its facilities. LCA intends to participate in the development of several regionally concentrated management service organizations which will provide services to long-term care physicians in LCA's key geographic markets.

SOURCES OF REVENUE

  Nursing home revenues are derived from two basic sources: routine services ($630.7 million or 81.2% in fiscal year 1996) and ancillary services ($145.8 million or 18.8% in fiscal year 1996) and are a function of occupancy rates in the long-term care facilities and the payor mix. Occupancy rates, as identified in the following table, decreased in fiscal year 1996 partially due to an increase in hospital-operated skilled units in key markets. LCA has invested in the marketing and managed care areas and has implemented an aggressive marketing program to increase census and improve quality mix.

                                                                YEARS ENDED
                                                               SEPTEMBER 30,
                                                            --------------------
                                                             1996   1995   1994
                                                            ------ ------ ------
   Weighted average licensed bed count..................... 25,498 26,355 26,617
   Total average residents................................. 21,405 22,428 22,669
   Average occupancy.......................................  83.9%  85.1%  85.2%

  Payor mix is the source of payment for the services provided and consists of private pay, Medicare and Medicaid. Private pay includes revenue from individuals who pay directly for services without governmental assistance, managed care companies, commercial insurers, health maintenance organizations, and Veteran's administration contractual payments. Managed care as a payor source to health care providers is expected to increase over the next several years. LCA has increased its managed care contracting capabilities and has created a system which allows the centralized case management of these patients within targeted markets. However, the financial impact to LCA of this increasing payor source is not significant and can not be determined at this time.

  Reimbursement rates from government sponsored programs, such as Medicare and Medicaid, are strictly regulated and subject to funding appropriations from federal and state governments. As of June 30, 1997, distinct part units in 188 of LCA's 201 long-term care centers were certified to participate in the Medicare program. To the extent unfavorable changes in economic conditions impact payments under governmental or third-party payor programs, LCA would be adversely affected. See "--Regulation." Revenues derived from LCA's pharmacy and therapy groups are also derived from the various sources of payment for the periods indicated:

                                                                YEARS ENDED
                                                               SEPTEMBER 30,
                                                               ----------------
                                                               1996  1995  1994
                                                               ----  ----  ----
   Private pay................................................ 31.9% 25.5% 23.7%
   Medicare................................................... 25.5% 23.9% 17.5%
   Medicaid................................................... 42.6% 50.6% 58.8%

  The increasing trend in the percentage of revenues derived from private pay and Medicare sources is attributable primarily to the growth in LCA's pharmacy and therapy operations. The revenue from these operations, which is generated primarily from private pay and Medicare sources, results in a reduction of the percentage of net revenue derived from the Medicaid program. In addition, average reimbursement rates for Medicare patients have increased more rapidly than for Medicaid residents due primarily to the higher reimbursement rates associated with the increase in acuity levels. Although cost reimbursement for Medicare residents generates a higher level of revenue per patient day, profitability is not proportionally increased due to the additional costs associated with the required higher level of care and other services for such residents.

PROPERTIES

  Long-Term Care Centers. As of June 30, 1997, LCA operated 201 long-term care and assisted living centers with 23,068 licensed beds in 13 states.

  The following table lists, at June 30, 1997 by state, the total number of licensed beds and the number of centers owned, leased or managed by LCA. Licensed beds represent the number of beds for which a license has been issued and may vary from the actual beds available for use.

                           OWNED         LEASED       MANAGED        TOTAL
                       -------------- ------------- ------------ --------------
   STATE               CENTERS  BEDS  CENTERS BEDS  CENTERS BEDS CENTERS  BEDS
   -----               ------- ------ ------- ----- ------- ---- ------- ------
   Texas .............    48    5,558    42   4,640     1   120     91   10,318
   North Carolina ....    29    3,429     3     458    --    --     32    3,887
   Colorado ..........    18    1,926     8     819    --    --     26    2,745
   Louisiana .........    --       --     6   1,260    --    --      6    1,260
   Georgia ...........     3      329     6     706    --    --      9    1,035
   Alabama ...........     7      848    --      --    --    --      7      848
   Arizona ...........     2      215     5     545    --    --      7      760
   Nebraska...........     7      612    --      --    --    --      7      612
   Florida............     2      295    --      --     1    51      3      346
   Wyoming............     3      385     2     140    --    --      5      525
   South Carolina.....     2      265    --      --    --    --      2      265
   Virginia...........    --       --     5     343    --    --      5      343
   Mississippi .......     1      124    --      --    --    --      1      124
                         ---   ------   ---   -----   ---   ---    ---   ------
     Total............   122   13,986    77   8,911     2   171    201   23,068
                         ===   ======   ===   =====   ===   ===    ===   ======

  Certain of the above properties serve as collateral for various mortgage debt instruments or capitalized lease obligations. LCA's lease arrangements are generally "triple net" leases, as is typical in the industry, whereby LCA rather than the landlord is responsible for all property taxes, insurance coverages and maintenance on the property. The average remaining life of the leases, including renewal options exercisable solely by LCA, is 11.3 years at June 30, 1997. The centers are generally refurbished or remodeled on a five to seven-year cycle.

  On April 2, 1997, LCA converted six facilities containing 620 licensed beds in Colorado from leased from individual landlord to its synthetic lease program, pursuant to which the facilities are treated as leased for financial accounting purposes and owned for federal income tax purposes. See "Description of Financing -- Treatment of Certain Existing GranCare and LCA Indebtedness."

  In addition to long-term care centers, at June 30, 1997 LCA operated 133 outpatient rehabilitation clinics in 18 states and 31 institutional pharmacies in 11 states, as follows:

                                                        OUTPATIENT INSTITUTIONAL
     STATE                                               CLINICS    PHARMACIES
     -----                                              ---------- -------------
     Alabama...........................................     --            1
     Arizona...........................................      1            1
     California........................................      5           --
     Colorado..........................................     --            2
     Connecticut.......................................      3           --
     Florida...........................................     17            9
     Georgia...........................................      1            2
     Illinois..........................................     --            1
     Indiana...........................................     --            1
     Kansas............................................      7           --
     Kentucky..........................................      1           --
     Louisiana.........................................      6            2
     Maryland..........................................      2           --
     Mississippi.......................................      7           --
     Missouri..........................................      4           --
     Nevada............................................      1           --
     New Jersey........................................     --            1
     North Carolina....................................     22            2
     South Carolina....................................      9           --
     Tennessee.........................................     10           --
     Texas.............................................     27            9
     Virginia..........................................      7           --
     Washington........................................      1           --
                                                           ---          ---
       Total...........................................    133           31
                                                           ===          ===

  Substantially all of LCA's outpatient rehabilitation clinics and institutional pharmacy facilities are leased under "triple net" leases. LCA considers its properties to be in good operating condition and suitable for the purposes for which they are being used. In connection with the Rehability acquisition, LCA adopted a restructuring plan in which it closed a total of 30 outpatient rehabilitation centers prior to March 31, 1997. See Note 9 to the Consolidated Financial Statements of LCA incorporated by reference herein.

  Certain of the above properties serve as collateral for various mortgage debt instruments or capitalized lease obligations. See Note 5 to the LCA Consolidated Financial Statements of LCA incorporated by reference herein.

REGULATION

  Various aspects of LCA's business are regulated by the federal government and by the states where LCA has operations. Regulatory activities affect LCA's business activities by controlling its growth, requiring licensure and certification for its facilities and health care services, and controlling reimbursement for services provided. LCA believes it is in substantial compliance with these regulatory requirements, but there can be no assurance that LCA will be able to maintain such compliance, or will not be required to expend significant amounts to do so.

  Medicare and Medicaid. The Medicare program was enacted in 1965 to provide a nationwide, federally funded health insurance program for the elderly. The program is divided into Part A and Part B, each of which has separate rules and requirements and separate funding sources. Medicare Part A, the Hospital Insurance Program (42 U.S.C. (S) 1395c et seq.) is financed primarily through mandatory taxes on workers' wages. Part A pays for hospital, skilled nursing, home health agency, hospice, and dialysis services determined to be medically necessary for the individual patient. Medicare Part B, the Supplementary Medical Insurance program (42 U.S.C. (S) 1395j et seq.), is a voluntary medical benefits plan in which eligible individuals can enroll to receive benefits in addition to those available under Part A. Under Part B, each beneficiary must pay a monthly premium, meet a deductible towards the cost of covered items and services determined to be medically necessary, and pay 20 percent of the Medicare allowable charge as coinsurance on most covered items. Non-institutional services, including physician services, outpatient hospital services, durable medical equipment, and laboratory services, among others, are paid under Medicare Part B. In addition, the Balanced Budget Act adds a new Medicare Part C, which provides Medicare beneficiaries with additional health plan choices, such as managed care plans and medical savings accounts.

  The Medicare program is administered by the Health Care Financing Administration ("HCFA") of the U.S. Department of Health and Human Services ("HHS"). HCFA adopts regulations, and issues interpretive memoranda and program manuals providing detailed explanation, of the Medicare program. The payment operations of the Medicare program are handled by intermediaries (under Part A) and carriers (under Part B) who are insurance companies and Blue Cross/Blue Shield plans which contract with the Secretary of HHS to make Medicare payments to providers in a particular geographic region. Individual intermediaries and carriers issue transmittals, bulletins, notices, and general instructions to providers and suppliers in their respective areas to facilitate the administration of the Medicare program, but are required to follow the Medicare statute, HCFA regulations, HCFA transmittals, and the program manuals.

  Within these requirements, intermediaries and carriers are granted broad discretion to establish particular guidelines and procedures for making Medicare coverage determinations and payments, including prior approval, utilization limits, and specific documentation.

  The Medicaid program is a joint federal-state cooperative arrangement established for the purpose of enabling states to furnish medical assistance on behalf of aged, blind, or disabled individuals, or members of families with dependent children, whose income and resources are insufficient to meet the costs of necessary medical services. The federal and state governments share the costs of such aid pursuant to statutory formulae. The Secretary of HHS (the "Secretary") has primary federal responsibility for administering the Medicaid program. The responsibility has been delegated to HCFA, whose Medicaid Bureau carries out this delegation. States are not required to participate in the Medicaid program. States which choose to participate, however, must administer their Medicaid programs in accordance with federal law, the implementing regulations and policies of the Secretary and their approved state plans. A state becomes eligible to receive federal funds by submitting to the Secretary a state plan for medical assistance. The federal Medicaid statute establishes minimum standards for state plans in such areas as administration, eligibility, coverage of services, quality and provision of services, and payment for services. States have significant latitude, within these standards, to determine the mix of services and structure of their state Medicaid programs. The state plan must be amended by appropriate submission to the Secretary whenever necessary to reflect changes in federal statutes, regulations, policies, court decisions, or material changes in any phase of state law, policy, or operations.

  All of LCA's nursing facilities, assisted living facilities, home health and hospice agencies, pharmacies, and rehabilitation clinics are licensed under applicable state law and are certified or approved (other than its assisted living facilities) as providers or suppliers under one or more of the Medicare or Medicaid programs, as applicable. Licensure and certification standards may vary from jurisdiction to jurisdiction, but generally focus upon physical environment and plant safety, administration, staffing and personnel, professional and support services, patient rights, and quality. Once a facility or service provider becomes licensed and certified, it must continue to comply with federal, state and local license requirements in addition to local building and life-safety codes.

  Long-term care facilities must comply with certain requirements to participate either as a skilled nursing facility under Medicare or a nursing facility under Medicaid. Regulations effective October 1, 1990, pursuant to the Omnibus Budget Reconciliation Act of 1987, obligate facilities to demonstrate compliance with requirements relating to resident rights, resident assessment, quality of care, quality of life, physician services, nursing services, pharmacy services, dietary services, rehabilitation services, infection control, physical environment, and administration. Survey, certification, and enforcement procedures to be used by state and federal survey agencies to determine facilities' level of compliance with the participation requirements for Medicare and Medicaid were adopted by HCFA regulations effective July 1, 1995. The requirements include (i) that surveys focus on residents' outcomes of care and (ii) that all deviations from participation requirements will be considered deficiencies, but that not all deficiencies will constitute noncompliance. The regulations identify remedies against noncompliant facilities and specify the categories of deficiencies for which they will be applied. These remedies include: termination as a participating provider; temporary management; denial of payment for new admissions; denial of payment for all residents; civil money penalties of $50 to $10,000 per day of violation; facility closure and/or transfer of residents in emergencies; directed plans of correction; and directed in-service training.

  The facilities and service providers operated by LCA's subsidiaries in the normal course of business are subject to annual inspections and complaint investigations. LCA has developed a management system to test compliance with the various standards and requirements, including training on regulatory requirements, and initiating and maintaining on-going quality assessment and improvement programs. LCA believes that its facilities and service providers are in substantial compliance with applicable regulatory requirements. From time to time, however, LCA receives notice of noncompliance with various requirements for Medicare/Medicaid participation or state licensure. LCA reviews such notices for factual correctness, and based on such review, either takes appropriate corrective action or challenges the stated basis for the allegation of noncompliance. In most cases, LCA and the reviewing agency will agree upon the measure to be taken to bring the facility or provider service into compliance. Under certain circumstances, however, such as repeat violations or perceived severity of the violations, the federal and/or state agencies have the authority to take adverse actions against a facility or provider, including the imposition of monetary fines, or the threatened decertification of a facility or provider from participation in the Medicare and/or Medicaid programs, or licensure revocation. While in certain instances facilities or providers have been fined, decertified, or had licensure sanctions imposed, LCA has been able to reinstate the certifications and satisfactorily resolve the fines and licensure sanctions. No such enforcement action against a facility or provider has had a material adverse impact on LCA. In all cases during fiscal year 1996, cited deficiencies were remedied before any facilities or providers were decertified or threatened licensure sanctions became effective.

  Medicare and Medicaid payments historically have been determined from annual cost reports filed by LCA for its nursing facilities, home health and hospice agencies and rehabilitation clinics. Medicare fiscal intermediaries under contract with the Secretary make initial payment determinations after review or audit of the cost reports and often make adjustments to the costs that are claimed in the cost reports. The initial payment determinations may be appealed administratively within HHS and ultimately to federal court by the providers.

  Issues in LCA's Medicare skilled nursing facility ("SNF") cost reports currently under review include costs for respiratory therapy services which are provided by hospitals with which the facilities have transfer agreements. One of the LCA fiscal intermediaries has indicated it intends to allow costs for respiratory therapy services for periods during fiscal years ended 1995 and 1996, but has indicated it may reopen such cost reporting periods at a future date to review whether the subject hospitals have provided such services in compliance with the applicable requirements. With regard to LCA's costs for certain drugs, supplies and services and therapy services management which are provided under contracts with other LCA subsidiaries, LCA has received notice from one of its fiscal intermediaries that it intends to disallow certain costs for periods during fiscal years ended 1995 and 1996 relating to services of APS as a "related party" provider of pharmaceutical goods and services and ARS as a "related party" provider of therapy and management services to LCA SNFs. Until Notices of Program Reimbursement ("NPRs") are issued by the intermediary, LCA will not know the details of any possible disallowances. LCA believes that the claimed amounts are allowable costs under applicable regulations and program manuals; however, there can be no assurance that the responsible intermediaries will not make adjustments to these amounts in their initial payment determinations. Provisions for cost report adjustments have been recorded to reflect historical levels of adjustments that have resulted from previous audits and reviews of cost reports. There can be no assurance that future adjustments to LCA's cost reports will not exceed historical

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levels which could have a material adverse effect on LCA's operating results or that LCA will not be required to spend significant amounts to pursue administrative and judicial appeals of any such adjustments.

  The Balanced Budget Act, signed into law on August 5, 1997, makes numerous changes to the Medicare and Medicaid programs which could potentially adversely affect New LCA. With respect to the Medicare program, the new law requires the establishment of a PPS for SNF services, under which facilities will be paid a federal per diem rate for virtually all covered services in lieu of the current cost-based reimbursement rate. This change will reward efficient providers and penalize those that are inefficient. The PPS will be phased in over three cost reporting periods, starting with cost reporting periods beginning on or after July 1, 1998. The Balanced Budget Act also institutes consolidated billing for SNF services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A SNF care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1998. Likewise, the Balanced Budget Act requires the Secretary to establish a PPS for home health services, to be implemented beginning October 1, 1999. The legislation also requires home health agencies to submit claims for all services, and all payments will be made to the home health agencies regardless of whether the item or service was furnished by the agency, by others under arrangement or under any other contracting or consulting arrangement. The law also contains provisions affecting outpatient rehabilitation agencies and providers, including a 10 percent reduction in operating and capital costs for 1998, a fee schedule for therapy services beginning in 1999, and the application of per beneficiary therapy caps currently applicable to independent therapists to all outpatient rehabilitation services, beginning in 1999. With regard to hospices, the Balanced Budget Act limits reimbursement by setting payment rate increases at market basket minus 1.0 percentage points for fiscal years 1998 through 2002. The law also institutes a number of reforms of the hospice benefit, including a requirement that hospices can be reimbursed based on the location where care is furnished (rather than the location of the hospice), effective for cost reporting periods beginning on or after October 1, 1997. Other provisions limit Medicare payments for certain drugs and biologicals, durable medical equipment, and parenteral and enteral nutrients and supplies.

  The Balanced Budget Act also contains a number of changes affecting the Medicaid program. Significantly, the law repeals the so-called Boren Amendment, which required state Medicaid programs to reimburse nursing facilities for the costs that must be incurred by efficiently and economically operated providers in order to meet quality and safety standards. Effective for Medicaid services provided on or after October 1, 1997, states will have considerable flexibility in establishing payment rates. LCA is not able to predict whether any states will adopt changes in their Medicaid reimbursement systems, or, if adopted and implemented, what effect such initiatives would have on LCA or Paragon. Accordingly, there can be no assurance that such changes in Medicaid reimbursement to nursing facilities will not have an adverse effect on LCA or Paragon. Further, the Balanced Budget Act allows states to mandate enrollment in managed care systems without seeking approval from the Secretary for waivers from certain Medicaid requirements as long as certain standards are met. Although historically these managed care programs have exempted institutional care, no assurance can be given that these waiver provisions ultimately will not change the reimbursement system for long-term care facilities from fee-for-service to managed care negotiated or capitated rates or otherwise affect the levels of payments to LCA or Paragon.

  The Medicare and Medicaid anti-kickback statute, 42 U.S.C. (S) 1320a-7(b), prohibits the knowing and willful solicitation or receipt of any remuneration "in return for" referring an individual, or for recommending or arranging for the purchase, lease, or ordering, of any item or service for which payment may be made under Medicare or a state health care program. In addition, the statute prohibits the offer or payment of remuneration "to induce" a person to refer an individual, or to recommend or arrange for the purchase, lease, or ordering of any item or service for which payment may be made under the Medicare or state health care programs. The statute contains exceptions for certain discounts, group purchasing organizations, employment relationships, waivers of coinsurance by community health centers, health plans, and practices defined in regulatory safe harbors.

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  False claims are prohibited pursuant to criminal and civil statutes.
Criminal provisions at 42 U.S.C. (S) 1320a-7b prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments; offenses for violation are felonies punishable by up to five years imprisonment, and/or $25,000 fines. Civil provisions at 31 U.S.C. (S) 3729 prohibit the knowing filing of a false claim or the knowing use of false statements to obtain payment; penalties for violations are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed.

  The Ethics in Patient Referrals Act, ("Stark I"), effective January 1, 1992, generally prohibited physicians from referring Medicare patients to clinical laboratories for testing, if the referring physician (or a member of the physician's immediate family) had a "financial relationship", through ownership or compensation, with the laboratory. The Omnibus Budget Reconciliation Act of 1993 contains provisions ("Stark II") expanding Stark I by prohibiting physicians from referring Medicare and Medicaid patients to an entity for the furnishing of a list of "designated health services" including physical therapy, occupational therapy, home health services, and others. If such a financial relationship exists, the entity is generally prohibited from claiming payment for such services under the Medicare or Medicaid programs. Compensation arrangements are generally exempted from the Stark provisions if, among other things, the compensation to be paid is set in advance, does not exceed fair market value and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties.

  Other provisions in the Social Security Act authorize other penalties, including exclusion from participation in Medicare and Medicaid, for various billing-related offenses. HHS can also initiate permissive exclusion actions for such improper billing practices as submitting claims "substantially in excess" of the provider's usual costs or charges, failure to disclose ownership and officers, or failure to disclose subcontractors and suppliers. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its principals have been disbarred, suspended or are ineligible, or have been voluntarily excluded, from participating in federal contracts. A principal has been defined as an officer, director, owner, partner, key employee or other person with primary management or supervisory responsibilities.

  Additionally, the Health Insurance Portability and Accountability Act of 1996 granted expanded enforcement authority to HHS and the U.S. Department of Justice ("DOJ"), and provided enhanced resources to support the activities and responsibilities of the Office of Inspector General ("OIG") of HHS and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment. On January 24, 1997, the OIG issued guidelines for the Fraud and Abuse Control Program as mandated by the Act, and on February 19, 1997 issued an interim final rule establishing procedures for seeking advisory opinions on the application of the anti-kickback statute and certain other fraud and abuse laws. The recently-enacted Balance Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the Medicare and Medicaid anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program).

  LCA expects that business practices of providers and financial relationships between providers will be subject to increased scrutiny as health care reform efforts continue at federal and state levels. LCA believes that its contractual arrangements with health care providers are not in violation of these federal and state laws, but cannot be certain that they will always be interpreted in a manner consistent with LCA's practices.

  In the summer of 1995, a major anti-fraud demonstration project, "Operation Restore Trust," was announced by the OIG. A primary purpose for the project is to scrutinize the activities of health care providers

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who are reimbursed under the Medicare and Medicaid programs. Initial investigative efforts have focused on skilled nursing facilities, home health and hospice agencies, and durable medical equipment suppliers in Texas, Florida, New York, Illinois and California. With the exception of Louisiana, the states were targeted because they collectively compromise 40% of Medicare and Medicaid beneficiaries. On May 20, 1997, HHS announced that Operation Restore Trust will be expanded during the next two years to include 12 additional states (Arizona, Colorado, Georgia, Louisiana, Massachusetts, Missouri, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, and Washington), as well as several other types of health care services. Over the longer term, Operation Restore Trust investigative techniques will be used in all 50 states, and will be applied throughout the Medicare and Medicaid programs. The OIG has issued, and will continue to issue, special Fraud Alert bulletins identifying "suspect" characteristics of potentially illegal practices by providers, and illegal arrangements between providers. The bulletins contain hot line numbers and encourage Medicare beneficiaries, health care company employees, competitors, and others to call to report suspected violations. The OIG has indicated that among the practices under scrutiny are excessive services to residents in nursing homes, "drop shipments" of supplies for a resident that has not been properly assessed, billing for services not rendered, billing for equipment or supplies which were not used, the use of untrained staff, falsified plans of care, forged physician signatures and kickbacks. Identified problems will result in increased audit scrutiny, letter inquiries or subpoenas for data and records, and onsite investigations. Enforcement actions could include criminal prosecutions, suit for civil penalties and/or Medicare and Medicaid program exclusion. While LCA does not believe that it is in violation of any such laws, there can be no assurance that substantial amounts will not be expended to cooperate with any such investigation or to defend allegations arising therefrom. If it were found that any of LCA's practices failed to comply with the anti-fraud provisions, LCA could be materially adversely affected. LCA is unable to predict the effect of future administrative or judicial interpretations of these laws, whether other legislation or regulations on the federal or state level in any of these areas will be adopted, what form such legislation or regulations may take, or their impact on LCA. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with LCA's practices.

  Home Health. On September 15, 1997, President Clinton imposed a first-ever six month moratorium on the entry of new home health agencies into the Medicare program in order to allow new regulations to be written that will attempt to curb fraud and abuse within the home health care industry. HHS will have authority to grant exceptions from the moratorium for areas of the country with no access to home health care services. In addition to the moratorium, the Clinton administration will also require, among other things, that home health agencies re-enroll in the Medicare program every three years and, at the time of re-enrollment, to submit to an independent audit of their records and practices. Finally, the President pledged to double the number of audits conducted of home health agencies, while at the same time HCFA will increase the number of claims reviewed by 25%. Until the new regulations are released, LCA is unable to predict what impact, if any, the new regulations will have on Paragon.

  Certificate of Need. Certificate of Need ("CON") statutes and regulations control the development and expansion of health care services and facilities in certain states. The CON process is intended to promote quality health care at the lower possible cost and to avoid the unnecessary duplication of services, equipment and facilities. CON or similar laws generally require that approval must be obtained from the designated state health planning agency for certain acquisitions and capital expenditures, and determine that a need exists prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. State approvals are generally issued for a specified maximum expenditure and require implementation of the proposal within a specified period of time. Failure to obtain the necessary state approval can result in the inability to provide the service, to operate the facility, to complete the acquisition, addition or other change, and can also result in the imposition of sanctions or adverse action on the facility's license and adverse reimbursement action. Most states in which LCA operates have adopted CON or similar laws that regulate the locations operated by LCA's subsidiaries, and/or the services provided. Some states, however, including, but not limited to Colorado, Texas, and Wyoming, do have other state laws which control the addition of nursing facility beds in a service area. CONs or other approvals may be required in connection with LCA's future acquisitions and/or expansions. There can be no assurance that LCA will be able to obtain the CONs or other approvals necessary for any or all such projects.

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  Environmental Laws. Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with those laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. LCA has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to assure compliance by each of its centers with those laws and regulations. LCA believes that it is in material compliance with applicable laws and regulations governing medical, infectious and hazardous waste.

  OSHA. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on LCA with regard to protecting employees from hazards in the workplace, including exposure to blood-borne pathogens. LCA cannot predict the frequency of compliance monitoring or enforcement actions that it may be subject to by governing agencies and there can be no assurance that the regulations will not adversely affect the operations of LCA and other long-term care providers.

  Work Opportunity Credits. The targeted jobs credit expired on December 31, 1994. The 1996 Small Business Act (P.L. 104-188), Section 1201, replaced the targeted jobs credit under Section 51 with the work opportunity credit. The credit is available on an elective basis for employers hiring individuals from one or more of eight targeted groups, and generally, is equal to 35% of qualified first-year wages. However, no credit is allowed for wages paid unless the individual is employed by the employer for at least 180 days or 400 hours. In addition, the individual is not treated as a member of a targeted group unless certification requirements are met. The credit is available for wages paid or incurred to a qualified individual who begins work for an employer after September 30, 1996, and before October 1, 1997.

COMPETITION

  The long-term health care industry is segmented into a variety of competitive areas which market similar services. These competitors include nursing homes, hospitals, extended care centers, retirement centers and communities, and home health and hospice agencies. LCA's centers historically have competed on a local basis with other long-term care providers, and LCA's competitive position has varied from center to center within the various communities it serves. During fiscal year 1996, however, LCA invested in the development of a Marketing and Managed Care Department, led by a Corporate Vice President of Marketing, to assist facilities-based staff to increase the occupancies of LCA's long-term care centers. Several new systems are in the process of implementation which are designed to enhance census development and retention. Significant competitive factors include the quality of care provided, reputation, location and physical appearance of the long-term care centers and, in the case of private pay residents, charges for services. Since there is little price competition with respect to Medicaid and Medicare residents, the range of services provided by LCA's centers that is covered by Medicaid and Medicare and the location and physical condition of the centers significantly affect a center's competitive position in its market. Competition in the institutional pharmaceutical and the rehabilitation services markets ranges from small local operators to companies which are national in scope and distribution capability. LCA cannot assure that its marketing initiative and the implementation of marketing systems will result in significant increases in census at its long-term care centers.

EMPLOYEES

  LCA employs approximately 28,000 individuals, including approximately 5,000 registered and licensed practical nurses, 9,000 nursing assistants, 2,000 therapists, 180 pharmacists and 800 employees who work at the corporate and field offices.

LEGAL PROCEEDINGS

  As is typical in the health care industry, LCA is subject to claims that its services have resulted in resident injury or other adverse effects, the risks of which are greater for higher acuity residents receiving services from LCA than for other long-term care residents. LCA has, from time to time, been subject to such negligence claims and other litigation. In addition, resident, visitor and employee injuries also subject LCA to risk of litigation.

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While LCA believes that the ultimate resolution of pending legal proceedings will not have a material adverse effect on LCA's business or financial condition, there can be no assurance that any current or future claims will not have a material adverse effect on LCA's business or financial condition. Although LCA maintains insurance with coverages it deems appropriate in respect of such potential liabilities, there can be no assurance that such insurance will continue to be available at acceptable rates or that claims in excess of the current insurance coverages or claims not covered by insurance will not be asserted against LCA. Moreover, insurance coverage in certain states is not available to cover punitive damages, and proceedings involving claims of punitive damages are pending in certain of these states. See "Liquidity and Capital Resources" included in LCA's Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference herein.

  LCA received a letter dated September 5, 1997 from an Assistant United States Attorney ("AUSA") in the United States Attorney's Office for the Eastern District of Texas (Beaumont) advising that that office is involved in an investigation of allegations that services provided at some of LCA's facilities may violate the Civil False Claims Act, which provides for treble damages and penalties of $5,000 to $10,000 for each false claim. The AUSA informed LCA that the investigation is the result of a qui tam complaint (which involves a private citizen requesting the federal government to intervene in an action because of an alleged violation of federal statutes) filed under seal against LCA, and the AUSA is investigating the allegations in order to determine if the United States will intervene in the proceedings. Because LCA has only recently received the AUSA letter and the information available to it is very limited, and since LCA is still awaiting the Department of Justice decision on whether to intervene, LCA is unable to assess at this point in time the nature or magnitude of the allegations.

  An attorney in the Civil Division of the United States Department of Justice has advised LCA that a complaint under the Civil False Claims Act has been filed, under seal, against BCC and one of its subsidiaries, MedTherapy, in the federal district court for the Western District of North Carolina. The Department of Justice has reviewed the sealed complaint and advised counsel for BCC and MedTherapy that the plaintiff alleges, in general, that BCC and MedTherapy caused certain therapists to make improper therapy record entries with respect to therapy screening services and that any claims filed with Medicare for payments which are based upon such improper record entries should be viewed as false claims under the Civil False Claims Act. Under the Civil False Claims Act, any person who knowingly files false claims is liable for treble damages and penalties ranging from $5,000 to $10,000 for each false claim. Because the complaints are under seal, LCA does not know the number of claims alleged or the specific factual allegations set forth in such complaints. The Department of Justice has the right to intervene and pursue the claim on behalf of the plaintiffs, but to LCA's knowledge has not made a decision on intervention as of the date hereof. If the Department of Justice does not intervene, the plaintiff may continue to pursue the claim individually. BCC and MedTherapy have advised the Department of Justice that, based upon the information disclosed thus far by the Department of Justice, they dispute, and will vigorously contest, the claims of the plaintiff. No assurances can be given that, if the plaintiff were to prevail in his claim, the resulting judgment would not have a material adverse effect upon the Company. Moreover, in connection with LCA's acquisition of BCC, the primary stockholder (Donald C. Beaver) agreed to indemnify and hold harmless LCA from and against any and all loss, expense, damage, penalty and liability which could result from this claim, subject to further adjustment. Mr. Beaver's indemnity requires any payment to LCA to be in the form of shares of LCA Common Stock.

  LCA was served with a Petition, Cause No. 97-1500-G, Community Healthcare Services of America, Inc. v. Rehability Health Services, Inc. and Living Centers of America, Inc., in the 319th Judicial District Court of Nueces County, Texas, seeking $5.0 million in damages, filed by Community Health Services, Inc. ("Community"), in connection with a home health agency management agreement entered into between Community and a subsidiary of Rehability, the predecessor of LCA's rehabilitation subsidiary company, ARS. The Rehability subsidiary operated a Texas home health agency which Community managed. LCA is vigorously defending the allegations of Community that LCA breached the agreement by terminating Community's management services and has filed a lawsuit against Community for breach of the agreement. Cause No. 97-03569; Rehability Health Services, Inc. v. Community Healthcare Services, Inc., in the 353rd Judicial District Court of Travis County, Texas. It is anticipated that the two pending actions will be consolidated.

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  Former owners of Lahr Pharmacy, Inc. ("Lahr"), Eldercare Medical Products
and Systems, Inc. and Pharm EZ Corp. (together, "PharmEZ"), and Total Medical Services and Supplies, Inc. ("Total Medical"), some of whom are now currently APS employees, have delivered written demands to APS alleging that the consummation of the Mergers will result in a change in control of LCA as defined in the separate acquisition agreements between Lahr, PharmEZ and Total Medical and APS relating to the APS purchase of their pharmacy businesses. The former owners of Lahr, PharmEZ and Total Medical assert that such a change of control of LCA will result in the acceleration of "earnout" amounts aggregating approximately $11 million provided for in their respective acquisition agreements. Although LCA intends to vigorously defend any resulting litigation, no assurance can be given that LCA will prevail in such defense. APS also entered into other acquisition agreements with provisions for earnout payments that could be alleged to accelerated upon certain change in control events as defined in those agreements, and no assurance can be given that former owners of these other acquired businesses will not make similar claims.

  The Estate of Donald Wortley had delivered a written demand to LCA alleging that it is entitled to have issued to it approximately 48,000 shares of LCA Common Stock (which based on the September 25, 1997 closing price of $40.75 would have an aggregate value of approximately $2.0 million) pursuant to certain "earnout" provisions of an acquisition agreement relating to LCA's purchase of a rehabilitation business from Mr. Wortley. Although LCA intends to vigorously defend any resulting litigation, no assurance can be given that LCA will prevail in such defense.

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                    CERTAIN INFORMATION CONCERNING GRANCARE

GENERAL

  GranCare is a leading provider of comprehensive post-acute health care services, primarily skilled nursing care, subacute and medically complex care, long-term acute hospital care, inpatient/outpatient therapy, hospital contract management, assisted living, hospice, home health care and adult day care. GranCare provides these services through 126 long-term care facilities (122 skilled nursing facilities and four assisted living facilities) in 15 states as of June 30, 1997, and 12 home health care agencies providing home health, hospice and private duty services in four states. Through its contract management business, GranCare as of June 30, 1997 also manages approximately 145 programs in acute care hospitals. In select markets, GranCare seeks to operate these businesses as an interrelated network of services to provide a continuum of cost-effective, post-acute care. GranCare's vision is to become the preeminent health care provider in select markets by offering a full continuum of care to address the needs of patients from the time of their discharge from acute care hospitals until their recovery.

  To focus on its core businesses and to capitalize on the ongoing consolidation in the long-term care industry, GranCare completed the Vitalink Merger and Distribution, the practical effect of which was to transfer GranCare's Institutional Pharmacy Business to Vitalink. GranCare's Institutional Pharmacy Business represented approximately 24% of net patient revenues for the year ended December 31, 1996. As a result of the Vitalink Merger and Distribution, the outstanding consolidated indebtedness of GranCare was reduced by approximately $85.0 million.

  GranCare's focus on the post-acute level of health care responds to general demographic trends and health care cost containment initiatives of third-party payors. As the number of people over the age of 65 continues to grow significantly faster than the overall population, and advances in medicine and technology continue to increase life expectancies, GranCare anticipates that the need for long-term care facilities and related services will continue to increase. Additionally, the growing emphasis on cost containment measures in the health care industry has caused third-party payors to seek lower cost alternatives to hospital-based care. The subacute care and other post-acute services provided by GranCare respond to cost containment initiatives of third-party payors by providing a lower cost alternative for patients who continue to require a high level of medical and nursing care, but whose medical condition permits discharge from the traditional acute care hospital setting. Based on its experience, GranCare believes the long-term care facilities that it operates have substantially lower capital and operating costs than acute care hospitals. GranCare believes that it is able to offer complex subacute medical services to these patients generally at a lower cost than acute care hospitals.

  GranCare has successfully expanded its revenue base beyond routine skilled nursing care to include higher margin specialty medical revenue from subacute, rehabilitation and other services provided to patients in its facilities, as well as from home health and other services provided to patients outside its facilities. For the year ended December 31, 1996 and six-month period ended June 30, 1997, specialty medical services (excluding institutional pharmacy) accounted for 40% and 44%, respectively, of net patient revenue compared to 33% and 39% for the year ended December 31, 1995 and six-month period ended June 30, 1996, respectively.

LONG-TERM CARE INDUSTRY

  The demand for long-term health care is increasing because acute care hospitals are driven by third-party payor cost containment initiatives to discharge patients at earlier stages of recovery and because an increasing number of patients have ailments that require extended recovery periods. This is due not only to general demographic trends in the United States but also to advances in medical technology. New technologies are increasing the life expectancy of a growing number of patients who require a high degree of care traditionally not available outside of acute care hospitals. As life expectancies increase, the likelihood of contracting diseases or ailments involving a protracted period of medical care and recovery increases. As a result, individuals over the age of 65, particularly those over 85, are the primary recipients of long-term post-acute care. Although

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demand is increasing, industry data indicates that the total supply of licensed skilled nursing beds available in the United States, currently approximately 1.7 million, is growing substantially slower than the overall population. Also, the addition of new beds in long-term care facilities is presently restricted by regulation in many states, most of which require entities that desire to enter the local long-term care market to apply for and obtain Certificates of Need ("CON") or other approvals. The application and approval process for a CON generally involves approval by a state regulatory agency of the construction, acquisition or closure of a long-term care facility, the addition or reduction of beds at a facility, or the addition of services provided by a facility. The significant construction costs and start-up expenses in some markets may further limit the number of new beds. Market share data reflects that the industry is fragmented, with the 25 largest operators accounting for approximately 25% of the total beds available.

  According to the U.S. Bureau of the Census, approximately 1.4% of the people 65 to 74 years of age received care in long-term care facilities in 1990. This percentage increased to 6% for people 75-84 years of age and to 25% for those 85 years of age and over. According to the U.S. Bureau of the Census, the number of individuals over age 75 was approximately 11 million (4.6% of the total population in the United States) in 1993. Although there is limited growth projected for the population of individuals over 65 years of age between 1990 and 2000, a significant increase in the proportion of people over age 85 is anticipated. The segment of the population over 85 years of age, which comprises the largest percentage of residents at long-term care facilities (53%), is the fastest-growing segment of the population, projected to increase by more than 26%, from approximately 3.4 million, or 1.3% of the total population in the United States in 1993, to more than 4.3 million, or 1.6% of the total population in the U.S. in the year 2000.

  These demographic changes, coupled with increasing cost containment initiatives by governmental and managed care payors have changed medical practices, resulting in an increasing proportion of complex medical care being delivered outside the acute care hospital setting. The health care industry has responded by developing a range of post-acute care services, including skilled nursing care and home health therapy to provide care following a patient's hospital-based acute care treatment. The complex medical care and intensive nursing care provided to patients with higher acuity disorders are categorized as subacute care. This level of care is appropriately delivered in a skilled nursing environment where GranCare believes clinical outcomes compare favorably to those achieved in acute care settings and where the cost structure is significantly lower. GranCare believes that subacute care provided in a skilled nursing facility is often less expensive than hospital-based care. Skilled nursing facilities are significantly less capital intensive and do not require the specialized equipment used in acute care hospitals. Labor costs are also lower than in hospitals, which typically have a higher physician-to-nursing staff ratio and significantly more administrative personnel, including nursing staff not fully dedicated to providing care. GranCare believes that sub-acute care providers are able to achieve successful outcomes at a lower cost than acute care hospitals. Accordingly, hospital discharge planners, physicians and managed care and insurance company case managers are referring an increasing number of patients to long-term care facilities.

SKILLED NURSING SERVICES AND SUBACUTE CARE

  As of June 30, 1997, GranCare operated 126 long-term care facilities, including 122 skilled nursing and four assisted living facilities, with 15,195 licensed beds in 15 states. Revenues from skilled nursing and subacute care (including revenue from service centers and rehabilitation services) represented 67% and 84% of net patient revenues for the year ended December 31, 1996 and for the six-month period ended June 30, 1997, respectively. All of GranCare's long-term care facilities are certified as "skilled nursing facilities" by appropriate regulatory agencies, other than the four assisted living facilities. GranCare's facilities focus on the care of medically dependent patients with multiple medical or behavioral problems requiring continuing special care and treatment. Skilled nursing care is rendered in such facilities 24 hours a day by registered, licensed practical or vocational nurses and nurses' aides administering prescribed medical services. Patients in the facilities also receive assistance in matters such as bathing, dressing, medication and diet. All patients in such facilities receive routine care which includes basic nursing care, room and board, housekeeping and laundry services, and dispensing of medication. These basic services are a platform for the delivery of more intensive medical rehabilitative and subacute care. GranCare provides physical, occupational, speech, respiratory, and psychological therapy services

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in each of its long-term care facilities, a majority of which are outsourced.
Each facility operated by GranCare has a medical director who assesses patient needs, coordinates care plans and, as a member of the local medical community, is familiar with the local health care concerns. The assisted living facilities operated by GranCare provide furnished rooms and suites designed for individuals who are either able to live independently within a sheltered community or who require minimal nursing attention. The ADL services (assistance with activities of daily life) provided in the assisted living facilities include protective oversight, food, shelter, bathing, dressing, eating, transportation, toiletry, and related services that enhance the quality of a resident's life.

  GranCare has implemented certain specialty medical programs in all of its skilled nursing facilities certified to provide care to Medicare patients (including more extensive subacute programs) in order to provide additional services and accelerate growth and profitability. GranCare also operates specialized units located in certain long-term care facilities, which provide higher acuity, subacute and other care to medically complex patients. These units presently include transitional rehabilitation programs and specialized units for cancer, HIV and wound care patients, as well as Alzheimer's care, subacute rehabilitation and hospice care. These specialized units compete with acute care and rehabilitation hospitals which GranCare believes charge rates that are often twice the rates historically charged by GranCare for comparable services. GranCare intends to expand its capabilities in this area through collaborative efforts with acute care specialists.

CONTRACT MANAGEMENT

  Through Cornerstone Health Management Company ("Cornerstone"), GranCare's contract management subsidiary, GranCare manages, as of June 30, 1997, approximately 145 medical programs in acute care hospitals located in 20 states (with an additional approximately 10 contracts pending). Revenues from contract management services represented 6% and 7% of net patient revenues for the year ended December 31, 1996 and for the six-month period ended June
30, 1997, respectively. Cornerstone develops, manages and operates specialty geriatric programs on behalf of acute care hospitals which include subacute skilled nursing, geriatric mental health, specialty acute hospitals and geriatric primary care networks and other ancillary programs. In addition, Cornerstone operates four long-term acute care hospitals through lease or management arrangements. Cornerstone is generally responsible for managing the clinical and operational aspects, including quality control, of the programs it administers. Cornerstone receives a monthly management fee, typically based on the number of beds it manages under a contract. Program design and implementation is handled by a team of clinical, financial and reimbursement experts employed by Cornerstone. Following implementation, Cornerstone provides a program administrator who is supported by a centralized staff of experts, who are employed by Cornerstone, with care being provided primarily by employees of the hospital. The number of experts provided by Cornerstone depends on the type of program being administered, with routine subacute skilled nursing programs generally requiring only a Cornerstone program administrator who oversees the hospitals' employees, and geriatric mental health programs generally requiring a Cornerstone program administrator as well as up to seven Cornerstone experts who administer care.

OTHER SERVICES

  GranCare's home health care operation was established in 1992 to provide skilled nursing services, rehabilitation therapy and home health aides. Revenues from other services represented 3% and 4% of net patient revenues for both the year ended December 31, 1996 and for the six-month period ended June 30, 1997. This operation is comprised of home health care agencies located in California, Indiana, Michigan and Wisconsin encompassing twelve agencies (home health, hospice and private duty in each of the aforementioned states). Services include intermittent visits, hourly care, infusion therapy and a specialty program for terminally ill patients. GranCare believes that it is positioned to expand these existing home health services as well as adult day care operations in current and additional markets.

  GranCare is developing a variety of laboratory services at several facilities, including pathology and gastrointestinal analysis. GranCare operates a wholly-owned subsidiary that provides such services in South Carolina. It also has an equity ownership interest in an X-ray provider which serves certain of the facilities

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operated by it in Michigan. Additionally, GranCare provides a variety of therapy services to outpatients at certain of its facilities. These services include physical, occupational, speech, respiratory and psychological therapies.

MARKETING AND DEVELOPMENT OF PAYOR SOURCES

  GranCare's marketing strategy is to establish and maintain cooperative relationships and networks with physicians, acute care hospitals and other health care providers, with an emphasis on specialists who treat ailments involving long-term care and rehabilitation. GranCare maintains an incentive program that motivates facility administrators to spend time in the community developing relationships in order to increase awareness of facilities and services that are offered by GranCare. GranCare utilizes promotional literature focusing on its philosophy of care, service capabilities, quality of employees and family assistance programs to support local marketing efforts.

  Most of the facilities operated by GranCare are currently operated as part of a marketing cluster. The marketing program of each cluster is tailored to the health care needs, referral sources and demographic and economic characteristics of the local market in which the cluster is located. Each facility administrator is expected to contribute to the development of a detailed strategic plan and specific operating goals for each cluster. Local managers of Cornerstone and home health operations are expected to participate in the strategic planning and marketing process to coordinate GranCare's efforts across the continuum of post-acute care. Moreover, each of the regional service centers is expected to coordinate the activities of the clusters within the region, as well as manage key relationships with managed care providers and promote GranCare's expertise in rehabilitation and subacute services. GranCare's therapy providers are also expected to promote the capabilities of its facilities within their local market area, in addition to promoting their individual therapy services.

  GranCare also plans to take advantage of other opportunities for increased profitability, including joint ventures with health care providers such as health maintenance organizations ("HMOs"). GranCare is establishing relationships with managed care providers which it believes will increase its subacute care business. The cluster market approach is expected to enhance GranCare's ability to serve large providers of managed care within its targeted markets. Typically, patients referred by managed care providers (including HMOs and preferred provider organizations) generate higher revenues per patient day than Medicaid patients. GranCare believes that its ability to provide subacute and specialty medical services at a lower cost than acute care hospitals will be a competitive advantage in becoming the provider of choice for managed care providers.

LEGAL PROCEEDINGS

  From time to time, GranCare has been a party to various legal proceedings in the ordinary course of its business. In the opinion of GranCare, except as described below, there are currently no proceedings which, individually or in the aggregate, after taking into account the insurance coverage maintained by GranCare (and to be maintained by Paragon) would have a material adverse effect on GranCare's or Paragon's financial position or results of operations.

  On June 10, 1997, a GranCare stockholder filed a civil complaint in state district court in Harris County, Texas: Howard Gunty, Inc. Profit Sharing Plan
v. Gene E. Burleson, Charles M. Blalack, Antoinette Hubenette, Joel S. Kanter, Ronald G. Kenny, Robert L. Parker, William G. Petty, Jr., Edward V. Regan, Gary U. Rolle and GranCare, Inc. This complaint alleges, generally, that the defendants have breached their fiduciary duties owed to GranCare's stockholders by failing to take all reasonable steps necessary to ensure that GranCare's stockholders receive maximum value for their shares of GranCare Common Stock in connection with the GranCare Merger. The plaintiffs are seeking (i) an injunction prohibiting the consummation of the GranCare Merger or (ii) alternatively, if the GranCare Merger is consummated, to have such transaction rescinded and set aside. In addition, the plaintiffs are seeking unspecified compensatory damages, costs and to have the complaint certified as a class action. GranCare intends to vigorously defend this action.


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  The absence of any injunctions against the consummation of the GranCare
Merger is a condition to the closing of such Merger. Thus, if a court grants an injunction, there is a risk that the Transactions may not be consummated.

  On June 17, 1997, Vitalink and its controlling stockholder, Manor Care, filed a civil complaint in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"): Vitalink Pharmacy Services Inc., a Delaware corporation, and Manor Care, Inc., a Delaware corporation v. GranCare, Inc., a Delaware corporation, Civil Action No. 15744. The complaint alleged that the consummation of the GranCare Merger would violate certain provisions of the non-competition agreement between Vitalink, GranCare and Manor Care (the "Non-Competition Agreement") and cause Vitalink to suffer irreparable harm. The plaintiffs sought: (i) an injunction prohibiting GranCare from completing the GranCare Merger; (ii) specific performance of the Non-Competition Agreement; and (iii) a declaration by the Court setting forth the parties' rights under the Non-Competition Agreement and a determination that the GranCare Merger violates such Agreement. On August 8, 1997, the Court entered an order granting the plaintiffs' request for a preliminary injunction and denying GranCare's motion for summary judgment. On August 18, 1997, the Delaware Supreme Court agreed to hear GranCare's appeal of the Court's order and scheduled a hearing for October 15, 1997.

  On September 3, 1997, GranCare Vitalink and Manor Care resolved all of the claims asserted by Vitalink and Manor Care in their complaint. As a result of this resolution, GranCare has dismissed its appeal to the Delaware Supreme Court and Vitalink and Manor Care have consented to the entry of an order in the Court that vacated the preliminary injunction, subject to a stipulation that GranCare will not consummate the Transactions with LCA and Apollo unless GranCare shall have consummated the transactions contemplated by the agreement.

  The Termination and Release Agreement among GranCare, Vitalink and Manor Care (the "TRA") was unanimously approved by the MOC at a meeting on August 24, 1997 and provides for the payment by GranCare to Vitalink and Manor Care of Termination Fee of $18.5 million and $500,000, respectively, in consideration of the agreement of Vitalink and Manor Care to terminate the Non-Competition Agreement. The Termination Fee will be paid before or simultaneously with the consummation of the GranCare Merger and will be accounted for as a merger expense. The TRA also contains a mutual release among the parties to the litigation, Apollo and LCA (although GranCare, LCA and Apollo are not releasing one another) from and against any claims that any of the releasing parties might have against any of the other parties relating to or arising out of the Non-Competition Agreement. The only conditions to the consummation of the transactions contemplated by the TRA are: (i) the fulfillment or waiver by GranCare of all of the conditions precedent to the completion of the GranCare Merger; (ii) the termination of the Shareholders Agreement, dated as of February 12, 1997, between Vitalink and Manor Care (the "Vitalink Shareholders Agreement"); and (iii) the termination of the Non-Competition Agreement which occurs automatically upon the payment of the Termination Fee. The Vitalink Shareholders Agreement and the Non-Competition Agreement each have three year terms and during the term of the Vitalink Shareholders Agreement, Manor Care is required to support the election of certain individuals initially sponsored by GranCare as members of the Vitalink Board of Directors. For a discussion of the material terms of GranCare's relationship with Vitalink since the effective time of the Vitalink Merger and going forward see "GranCare Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Relationships and Transactions."

INDIANA DISPOSITION

  In connection with GranCare's ongoing review of its portfolio of facilities to identify those which are underperforming or no longer fit within GranCare's strategic focus, GranCare disposed of 18 facilities effective April 1, 1997 by entering into a Release and Settlement Agreement with the lessor thereof pursuant to which the leases for such facilities were assigned to a third party (the "Indiana Disposition"). These facilities, 17 of which are located in Indiana and one in West Virginia, were obtained by GranCare as part of its acquisition of Evergreen in July 1995. These facilities generally experienced lower occupancy rates, lower operating margins, and a less favorable payor mix than GranCare's other facilities. Costs associated with the Indiana Disposition were included in the $18.4 million charge to operations recognized in the third quarter of 1996. GranCare

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continues to evaluate certain long-term care facilities which are underperforming or do not fit within GranCare's long-term strategic plans. All or a portion of these facilities may be divested in the future.

COMPETITION

  GranCare is one of the largest publicly traded nursing home companies in the country in terms of the number of beds owned, managed or leased. The long-term care facilities operated by GranCare compete in fifteen states on a local and regional basis with other long-term health care providers. Some competing operators have greater financial resources than GranCare and some are non-profit or charitable organizations. GranCare's management expects that significant competitive factors will include the quality and spectrum of care and services provided, the reputation of the medical personnel employed, the physical appearance of the facilities and, in the case of private-pay patients, the level of charges for services. GranCare's management also believes that GranCare's facilities compete on a local and regional basis, rather than on a national basis. As a result, GranCare seeks to meet competition in each locality or region, as the case may be, by improving the quality and type of services provided, by improving the appearance of its facilities, by establishing a reputation within the local medical communities for providing quality care, and by responding appropriately to regional variations in demographics and preferences. Historically, regulations such as building code requirements and CON requirements have often deterred the construction of long-term care facilities. There is no price competition with respect to Medicare and Medicaid patients since revenues for services administered to such patients are based on strictly controlled fixed rates and cost reimbursement principles.

  Cornerstone is a contract provider of specialty health care services for the elderly and is generally recognized as the only "full service" geriatric provider within the industry. Although GranCare is not aware of any companies that compete with Cornerstone on a national basis or which offer the same array of services provided by Cornerstone, other contract management companies may compete with Cornerstone in some markets along discrete product lines.

  GranCare's home health care operations currently operate in four states. The competition among home health organizations is intense and is based on quality and breadth of service and price. Competitors vary from large national chains to regional and local agencies as well as hospital-based organizations.

REGULATION

  Licensing. All of the long-term care facilities and home health agencies and certain hospices operated by GranCare are required to be licensed on an annual basis by state health care agencies and are subject to extensive federal, state, and local regulatory and inspection requirements. License and certification standards vary from jurisdiction to jurisdiction and undergo periodic revision. These requirements relate to, among other things, the quality of the professional care provided, the qualification of administrative personnel and professional or licensed staff, the adequacy of the facility and its equipment, and continuing compliance with laws and regulations relating to the operation of the facilities. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect expansion of GranCare's business and could prevent the location involved from offering services to patients. GranCare believes it is currently in substantial compliance with licensing requirements; however, there can be no assurance that GranCare will be able to maintain such licenses for its facilities or that GranCare will not be required to expend significant funds in order to meet such requirements.

  Medicare and Medicaid. GranCare derives a significant portion of its revenues from federal and state reimbursement programs. Substantially all of the skilled nursing facilities, home health agencies and hospices operated by GranCare are certified to receive benefits under Medicare and under joint federal and state funded programs administered by the various states to provide health care assistance to low income individuals, generally known as "Medicaid." These programs are highly regulated and subject to periodic change.

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  Currently, Medicare utilizes a cost-based reimbursement system for nursing facilities, long-term acute care hospitals and home health agencies which, subject to limits fixed for the particular geographic area, reimburse nursing facilities and home health agencies for reasonable direct and indirect allowable costs incurred in providing "routine services" (as defined by the program) as well as capital costs and ancillary costs. GranCare is filing Routine Cost Limit Exception appeals for the facilities which exceed the limits and fit the criteria as exception candidates. GranCare may benefit from exceptions to the routine cost limits. Allowed costs include nursing, administrative and general, dietary, housekeeping, laundry, social services, activities, central supply, maintenance and plant operations as well as ancillary and capital costs.

  For federal fiscal years 1994 and 1995, the Omnibus Budget Reconciliation Act of 1993 ("OBRA '93") froze the routine cost limits for nursing facilities and the per visit limits on reasonable costs imposed on home health agencies. In addition, OBRA '93 imposed new restrictions on the amount of relief which can be realized through the Routine Cost Limit Exception appeal process. For fiscal 1996, the 1993 imposed freeze on routine cost limits expired.

  The Balanced Budget Act, signed into law on August 5, 1997, makes numerous changes to the Medicare and Medicaid programs which could potentially adversely affect GranCare. With respect to the Medicare program, the new law required the establishment of a PPS for SNF services, under which facilities will be paid a federal per diem rate for virtually all covered services in lieu of the current cost-based reimbursement rate. This change will reward efficient providers and penalize those that are inefficient. The PPS will be phased in over three cost reporting periods, starting with cost reporting periods beginning on or after July 1, 1998. The Balanced Budget Act also institutes consolidated billing for SNF services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A SNF care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1998. Likewise, the Balanced Budget Act requires the Secretary to establish a PPS for home health services, to be implemented beginning October 1, 1999. In addition, during the period from October 1, 1997 to September 30, 1999, the legislation imposes interim cost limits on home health agencies. The legislation also disallows any market basket updates for the limits that occurred during the cost reporting periods from July 1994 through June 1996. The legislation also requires home health agencies to submit claims for all services, and all payments will be made to the home health agencies regardless of whether the item or service was furnished by the agency, by others under arrangement or under any other contracting or consulting arrangement. The law also contains provisions affecting outpatient rehabilitation agencies and providers, including a 10 percent reduction in operating and capital costs for 1998, a fee schedule for therapy services beginning in 1999, and the application of per beneficiary therapy caps currently applicable to independent therapists to all outpatient rehabilitation services, beginning in 1999. With regard to hospices, the Balanced Budget Act limits reimbursement by setting payment rate increases at market basket minus 1.0 percentage points for fiscal years 1998 through 2002. The law also institutes a number of reforms of the hospice benefit, including a requirement that hospices can be reimbursed based on the location where care is furnished (rather than the location of the hospice), effective for cost reporting periods beginning on or after October 1, 1997. Other provisions limit Medicare payments for certain drugs and biologicals, durable medical equipment, parenteral and enteral nutrients and supplies.

  The Balanced Budget Act also contains a number of changes affecting the Medicaid program. Significantly, the law repeals the so-called Boren Amendment, which required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. Effective for Medicaid services provided on or after October 1, 1997, states will have considerable flexibility in establishing payment rate. GranCare is not able to predict whether any states will adopt changes in their Medicaid reimbursement systems, or, if adopted and implemented, what effect such initiatives would have on GranCare. Nevertheless, there can be no assurance that such changes in Medicaid reimbursement to nursing facilities will not have an adverse effect on GranCare. Further, the Balanced Budget Act allows states to mandate enrollment in managed care systems without seeking approval from the Secretary for waivers from certain Medicaid requirements as long as certain standards are met. Although historically these

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managed care programs have exempted institutional care, no assurance can be given that these waiver provisions ultimately will not change the reimbursement system for long-term care facilities from fee-for-service to managed care negotiated or capitated rates or otherwise affect the levels of payments to GranCare.

  Medicaid programs currently exist in all of the states in which GranCare has health care facilities. While these programs differ in certain respects from state to state, they are all subject to requirements imposed by the federal government, which provides approximately 50% of the funds available under these programs. California provides reimbursement for skilled nursing services at a flat daily rate, as determined by the responsible state agency. In all other states in which GranCare operates, payments are based upon specific cost reimbursement formulas established by that state, which formulas are generally based on historical costs with adjustments for inflation.

  For the years ended December 31, 1994, 1995 and 1996 and for the six-month period ended June 30, 1997, GranCare derived approximately 25%, 30%, 39% and 45%, respectively, of its gross patient revenues from Medicare and approximately 52%, 45%, 38% and 34%, respectively, of its gross patient revenues from Medicaid. Both governmental and private-payor sources have instituted cost containment measures designed to limit payments made to long-term health care providers, and there can be no assurance that future measures will not adversely affect reimbursements to GranCare. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which could materially decrease the services covered or the rates paid to GranCare for its services. The Balanced Budget Act affected a number of changes in the Medicare and Medicaid Programs and GranCare expects that there will continue to be proposals to limit Medicare and Medicaid reimbursement for long-term care services and other services provided by GranCare. There can be no assurance that payments under state or federal governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs, particularly with respect to the Medicaid programs, which generally provide lower reimbursement rates than the Medicare program. In addition, there can be no assurance that facilities operated by, and the services and supplies provided by, GranCare will meet or continue to meet the requirements for participation in such programs.

  GranCare believes that the facilities it operates are in substantial compliance with the various Medicare and Medicaid regulatory requirements currently applicable to them, including the requirements of the Omnibus Budget Reconciliation Act of 1987 ("OBRA"). In the ordinary course of its business, however, GranCare has received notices of deficiencies for failure to comply with various regulatory requirements. GranCare reviews such notices and takes appropriate corrective action. Historically, in most cases, GranCare and the reviewing agency have been able to agree upon the steps to be taken to bring a facility into compliance with regulatory requirements. In some cases or upon repeat violations, the reviewing agency may take a number of actions against a facility. Effective October 1, 1990, OBRA increased the enforcement powers of state and federal certification agencies. Additional sanctions have been authorized to correct noncompliance with regulatory requirements, including fines, temporary suspension of admission of new patients to the facility, decertification from participation in the Medicare or Medicaid programs and, in extreme circumstances, revocation of a facility's license. In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility may subject other facilities under common control or ownership to disqualification from participation in Medicare and Medicaid programs.

  HHS released new survey and certification regulations under OBRA, which became effective July 1, 1995. These new regulations make significant changes in the process of surveying nursing facilities under Medicare and Medicaid federal requirements for participation in the Medicare and Medicaid programs and impose a graduated system of penalties to match the severity of violations of laws passed by Congress which implement health, safety and quality standards for residents of long-term care facilities. These regulations also set forth a number of alternative remedies, in addition to those set forth above, which may be imposed by surveying agencies on facilities that do not comply with the federal requirements (instead of, or in addition to, termination of such facilities' participation in Medicare and Medicaid) and specify remedies for state survey agencies that do

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not meet surveying requirements. These regulations have not had a material adverse effect on GranCare's operations.

  Certificate of Need. Of the states in which GranCare operates long-term care facilities, Georgia, Iowa, Michigan, Mississippi, North Carolina, Ohio, South Carolina, Tennessee and Wisconsin have a CON statute. In states that have such statutes, approval by the appropriate state health regulatory agencies must be obtained and a CON or similar authorization issued prior to certain activities being taken, including in some states, changes in the management of a long-term care facility, the addition of new beds or services or the making of certain capital expenditures. To the extent CON approvals are required for expansion of GranCare's operations, such expansion may be delayed or otherwise affected. Furthermore, certain states, including Mississippi, North Carolina, Ohio, and Wisconsin have now or in the past imposed moratoriums on the development of new nursing facility beds. Some states require separate approval to obtain Medicare and Medicaid reimbursement for facility costs.

  Referral Restrictions. GranCare is also subject to federal and state laws which govern financial and other arrangements between health care providers. These laws often prohibit certain direct and indirect payments or fee splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. Such laws include the anti-kickback provisions of the federal Medicare and Medicaid Patient and Program Protection Act of 1987. These provisions prohibit, among other things, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. In addition, some states restrict certain business relationships between physicians and pharmacies, and many states prohibit business corporations from providing, or holding themselves out as a provider of, Medicaid care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs as well as civil and criminal penalties. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. Additionally, OBRA '93 contains provisions that expand the list of health care services subject to existing federal referral prohibitions. This expanded referral ban became effective on January 1, 1995.

  OBRA '93 also contains referral restrictions related to physician ownership interests, and restricts referrals by a physician to an entity with which he has a "compensation arrangement," which is broadly defined to include any arrangement involving "remuneration." However, there are a number of exceptions for certain types of compensation arrangements, including exceptions for personal service arrangements, space and equipment leases, employment relationships, certain prepaid health plans, isolated transactions and certain other payment arrangements that are consistent with the fair market value, so long as these arrangements meet certain specific criteria. With respect to physician ownership interests, an exception exists for ownership of investment securities that may be purchased on terms generally available to the public and that are listed on a national exchange, including the NYSE or any regional exchange, provided that the corporation issuing such investment securities has at the end of its most recent fiscal year, or on average for its previous three fiscal years, shareholders' equity exceeding $75.0 million. GranCare's Common Stock is traded on the NYSE and its shareholders' equity exceeds these equity requirements. Although it is possible that certain arrangements between GranCare and physicians may be affected by these referral restrictions, such restrictions have not had a material adverse effect on revenues in the past.

  The Medicare program has historically reimbursed skilled nursing facility services, pharmacy services and home health services based on reasonable costs of care, subject to certain limitations. In determining allowable costs, the Medicare program will not recognize as allowable the charge made for services provided to the skilled nursing facility or home health agency by an entity that is related through substantial ownership or substantial control, unless it qualifies for an exception. Instead, Medicare will recognize as allowable only the supplier's cost of (rather than its charge for) supplying the service.

  In the summer of 1995, a major anti-fraud demonstration project, "Operation Restore Trust," was announced by the OIG. A primary purpose for the project is to scrutinize the activities of health care providers who are reimbursed under the Medicare and Medicaid programs. Initial investigative efforts have focused on

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skilled nursing facilities, home health and hospice agencies, and durable medical equipment suppliers in Texas, Florida, New York, Illinois and California. These states were targeted because they collectively comprise 40% of Medicare and Medicaid beneficiaries. On May 20, 1997, HHS announced that Operation Restore Trust will be expanded during the next two years to include 12 additional states (Arizona, Colorado, Georgia, Louisiana, Massachusetts, Missouri, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, and Washington), as well as several other types of health care services. Over the longer term, Operation Restore Trust investigative techniques will be used in all 50 states, and will be applied throughout the Medicare and Medicaid programs. The OIG has issued, and will continue to issue, special Fraud Alert bulletins identifying "suspect" characteristics of potentially illegal practices by providers, and illegal arrangements between providers. The bulletins contain hot- line numbers and encourage Medicare beneficiaries, health care company employees, competitors, and others to call to report suspected violations. The OIG has indicated that it is specifically looking for evidence of excessive services to residents in nursing homes, "drop shipments" of supplies for a resident that has not been properly assessed, billing for services not rendered, billing for equipment or supplies which were not used, the use of untrained staff, falsified plans of care, forged physician signatures and kickbacks. Identified problems will result in increased audit scrutiny, letter inquiries or subpoenas for data and records, and onsite investigations. Enforcement actions could include criminal prosecutions, suit for civil penalties and/or Medicare and Medicaid program exclusion. One of GranCare's skilled nursing facilities has been subjected to an Operation Restore Trust audit. It appears that the facility was selected for an audit through a random process, rather than on the basis of any information of wrongdoing. The audit did not result in any findings of fraud or abuse. While GranCare does not believe that it is in violation of applicable laws, there can be no assurance that substantial amounts will not be expended to cooperate with any such audit or investigation or to defend allegations arising therefrom. If it were found that any of GranCare's practices failed to comply with the anti-fraud provisions, GranCare could be materially adversely affected. GranCare is unable to predict the effect of future administrative or judicial interpretations of these laws, whether other legislation or regulations on the federal or state level in any of these areas will be adopted, what form such legislation or regulations may take, or their impact on GranCare. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with GranCare's practices.

  Contract Management Regulation. Contract managers of geriatric mental health centers, subacute care units, specialty acute hospitals and senior health centers are not typically subject to direct regulation, although GranCare may be held responsible for violations of certain federal and state laws, such as the referral restrictions described above. Further, the facilities managed by GranCare are subject to regulation. Management contracts with these facilities may hold GranCare accountable in certain instances to a facility which is cited for non-compliance with regulatory requirements. Further, there can be no assurance that the facilities managed by GranCare will not be subject to statutory or regulatory changes which might adversely impact these facilities and, indirectly, GranCare's contract management business.

  GranCare furnishes therapy services on a contract basis to certain providers, and the providers bill Medicare for reimbursement of the amounts paid to GranCare for these services. HCFA has the authority to establish limits on the amount Medicare reimburses for therapy services. For services other than inpatient hospital services, these limits are equivalent to the reasonable amount that would have been paid if provider employees had furnished the services. HCFA has exercised this authority by publishing "salary equivalency guidelines" for physical therapy and respiratory therapy services. HCFA does not currently have salary equivalency guidelines for other therapy services, but Medicare auditors may nonetheless impose disallowances if particular rates paid to these therapists are substantially greater than the rates paid to other contract therapy companies by other providers in the same locality. On March 28, 1997, HCFA issued a proposed regulation that would revise the salary equivalency guidelines for physical therapy and respiratory therapy and establish salary equivalency guidelines for speech-language pathology and occupational therapy services. HCFA estimates that the proposed regulation would increase the reimbursement rates for physical therapy by 30.5 percent and for respiratory therapy by 8.1 percent. The proposed salary equivalency rates for occupational therapy and speech-language pathology, however, would reduce current reimbursement rates by 42.7 percent and 28.1 percent, respectively. GranCare cannot predict whether this proposed regulation will be adopted or, if adopted, the effect they would have on GranCare.

  Home Health and Hospice Regulation. Home health agencies must be certified by HCFA to receive reimbursement for services and supplies from Medicare and Medicaid. As a condition of participation in the Medicare and Medicaid home health care program, HCFA requires compliance with certain standards with respect to personnel, services and supervision; the preparation of annual budgets, cost reports, and quarterly cost and visit analyses; and the establishment of a professional advisory group that includes at least one practicing physician, one registered nurse and other representatives from related disciplines or consumer groups. Home health agencies are surveyed for compliance with these requirements at least once every 15 months. Failure to comply may result in termination of the agency's Medicare and Medicaid provider agreements. In 1989, Congress directed HHS to develop and implement a range of intermediate, or alternative, sanctions for home health agencies. HHS published proposed rules to implement this authority in 1991; however, these rules have not been finalized and thus have not taken effect. The proposed sanctions would include civil monetary penalties, temporary management, suspension of payment for new admissions, and other sanctions. Hospices are subject to annual surveys and may be terminated from participation in the Medicare and Medicaid programs for failure to maintain substantial compliance with program requirements.

  Home Health. On September 15, 1997, President Clinton imposed a first-ever six month moratorium on the entry of new home health agencies into the Medicare program in order to allow new regulations to be written that will attempt to curb fraud and abuse within the home health care industry. HHS will have authority to grant exceptions from the moratorium for areas of the country with no access to home health care services. In addition to the moratorium, the Clinton administration will also require, among other things, that home health agencies re-enroll in the Medicare program every three years and, at the time of re-enrollment, to submit to an independent audit of their records and practices. Finally, the President pledged to double the number of audits conducted of home health agencies, while at the same time HCFA will increase the number of claims reviewed by 25%. Until the new regulations are released, GranCare is unable to predict what impact, if any, the new regulations will have on Paragon.

  Health Care Reform. The Health Insurance Portability and Accountability Act of 1996 (the "Accountability Act") was passed by Congress, signed into law by President Clinton on August 21, 1996 and took effect July 1, 1997. While the Accountability Act contains provisions regarding health insurance or health plans, such as portability and limitations on pre-existing condition exclusions, guaranteed availability and renewability, it also contains several anti-fraud measures that significantly change health care fraud and abuse provisions. Some of those provisions include (i) creation of an anti-fraud and abuse trust fund and coordination of fraud and abuse efforts by federal, state and local authorities, (ii) extension of the criminal anti-kickback statute to all federal health programs, (iii) expansion of and increase in the amount of civil monetary penalties and establishment of a knowledge standard for individuals or entities potentially subject to civil monetary penalties, and
(iv) revisions to current sanctions for fraud and abuse, including mandatory and permissive exclusion from participation in the Medicare or Medicaid programs. Additionally, the Accountability Act provides mechanisms for further guidance to health care providers on health care fraud and abuse issues in the form of additional safe harbors or modifications to existing safe harbors, fraud alerts and the issuance of advisory opinions by HHS. The Health Insurance Portability and Accountability Act of 1996 granted expanded enforcement authority to HHS and DOJ, and provided enhanced resources to support the activities and responsibilities of OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment. On January 24, 1997, the OIG issued guidelines for the Fraud and Abuse Control Program as mandated by the act, and on February 19, 1997 issued an interim final rule establishing procedures for seeking advisory opinions on the application of the anti-kickback statute and certain other fraud and abuse laws. The recently-enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the Medicare and Medicaid anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program). GranCare does not believe that the Accountability Act will have a material adverse effect on GranCare's operations.

  Health care reform remains an issue for health care providers. Many states are currently evaluating various proposals to restructure the health care delivery system within their jurisdictions. It is uncertain at this time what legislation on health care reform will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. GranCare anticipates that federal and state legislatures will continue to review and assess various health care reform proposals and alternative health care systems and payment methodologies. GranCare is unable to predict the ultimate impact of any federal or state restructuring of the health care system, but such changes could have a material adverse impact on the operations, financial condition and prospects of GranCare.

PROPERTIES

  As of June 30, 1997, GranCare operated 126 long-term care facilities (122 skilled nursing facilities and four assisted living facilities). The average occupancy rate for GranCare's long-term health care facilities (based on number of operating beds) was 87.9% for the year ended December 31, 1996 (89.6% after giving effect to the Indiana Disposition). GranCare owns 39 of the long-term care facilities that it operates, including one assisted living facility and rehabilitation center. Eighty-five other facilities (including three assisted living facilities) are operated under long-term leases.

  The following chart shows the geographic distribution of the facilities operated by GranCare as of June 30, 1997:

                                                                   PERCENTAGE OF
     STATE                                    FACILITIES(1)  BEDS   TOTAL BEDS
     -----                                    ------------- ------ -------------
     Arizona(1)..............................        7         982       6.5%
     California(1)...........................       31       3,480      22.8
     Colorado................................        4         661       4.3
     Georgia.................................        1         100       0.7
     Illinois................................       20       2,089      13.8
     Indiana.................................        3         471       3.1
     Iowa....................................        7         547       3.6
     Louisiana...............................        3         240       1.6
     Michigan................................       13       1,863      12.2
     Mississippi.............................       10       1,104       7.3
     North Carolina..........................        1         142       0.9
     Ohio....................................        1         100       0.7
     South Carolina..........................        9         964       6.3
     Tennessee...............................        2         226       1.5
     Wisconsin...............................       14       2,226      14.7
                                                   ---      ------     -----
       Total.................................      126      15,195     100.0%
                                                   ===      ======     =====
    CLASSIFICATION
     Owned...................................       39       4,974      32.7%
     Leased..................................       86      10,012      65.4
     Managed.................................        1         209       1.9
                                                   ---      ------     -----
       Total.................................      126      15,195     100.0%
                                                   ===      ======     =====

--------
(1) Includes two assisted living facilities in the State of Arizona comprising 170 licensed beds and two assisted living facilities in the State of California comprising 218 licensed beds.

CONTRACT MANAGEMENT AND HOME HEALTH

  Subject to the exceptions set forth below, GranCare's contract management business enters into contracts with acute care hospitals for the management of geriatric specialty programs, generally located inside such hospitals. Such management contracts do not generally involve the lease or purchase of any property. Cornerstone does, however, lease two properties in connection with its operations. The two leased facilities are The Specialty Hospital of Austin (Texas) and The Specialty Hospital of Houston (Texas), which as of the end of fiscal 1996 had 104 beds and 45 beds, respectively, and an average occupancy rate of 42.8% and 45.4%, respectively. Cornerstone's corporate headquarters are located in Dallas, Texas.

  GranCare owns and operates home health, private duty and hospice agencies located in California, Michigan, Wisconsin and Indiana. The agencies are operated by subsidiaries of GranCare and lease the space for their operations; all such leases are immaterial in amount.

EMPLOYEE TRAINING AND DEVELOPMENT

  As a policy matter, GranCare believes that nursing and professional staff retention and development is a critical factor in the success of GranCare. Accordingly, GranCare's compensation program provides ongoing performance evaluations and salary reviews. Additionally, GranCare provides financial incentives to its employees to encourage facility staff motivation and productivity and to reduce turnover rates. GranCare believes that its wage rates for professional nursing staff currently being used by GranCare are commensurate with market rates. GranCare also provides employee benefit programs that GranCare believes, as a package, exceed industry standards. In the past, GranCare has not experienced any significant difficulty in attracting or retaining qualified personnel, and GranCare does not anticipate any difficulty in this regard in the future.

  In addition, GranCare provides for ongoing informal training and education programs for its nursing staff, both professional and non-professional, as well as its non-nursing staff, both professional and non-professional. With respect to education and training programs conducted by entities other than GranCare, GranCare provides tuition reimbursement to all levels of staff to encourage continual learning in all aspects of facility operations.

  Examples of training, development and education programs offered by GranCare to its management employees include the following: (i) communication skills,
(ii) supervisory skills, (iii) conflict-resolution skills, (iv) diversity training, (v) performance management skills, and (vi) hiring skills.

  GranCare has offered certification programs to its nursing assistants for a considerable period of time. This three-week program, conducted on site at GranCare's facilities, consists of two weeks of classroom work and one week of clinical preparation. Upon completion, graduates are generally hired into one of GranCare's facilities located near the facility where the certification course was offered.

EMPLOYEES

  As of June 30, 1997, GranCare had approximately 17,102 full-time and part-time employees, with 250 employees at its corporate and regional offices. Approximately 23% of these employees are physicians, nurses and professional staff. In addition, GranCare has collective bargaining agreements with unions representing employees at 25 facilities and with employee councils at two of its facilities. GranCare cannot predict the effect continued union representation or organizational activities will have on its future activities. However, GranCare has never experienced any material work stoppages and believes that its relations with its employees and the Service Employees International Union are good.

INSURANCE

  GranCare maintains, on behalf of itself and its subsidiaries, annual Blanket Property Damage/Business Interruption insurance in the amount of $720.5 million and annual General/Professional Liability insurance in the amount of $100.0 million, subject to certain deductibles, exclusions and other terms. Both of these policies are on an occurrence form. GranCare also requires that physicians practicing at its long-term care facilities carry medical malpractice insurance to cover their individual practice. GranCare maintains a captive insurance company for the purposes of paying worker's compensation claims as well as reinsurance contracts to minimize its insurance exposure.

   GRANCARE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

  On February 12, 1997, GranCare completed the Vitalink Merger and Distribution, the practical effect of which was to transfer on a tax advantaged basis GranCare's Institutional Pharmacy Business to Vitalink and distribute the consideration for such transfer to GranCare's shareholders. For financial reporting purposes, GranCare is the successor to GranCare, Inc., a California corporation.

  Old GranCare was incorporated in September 1987. Since inception, GranCare has grown rapidly through acquisitions of long-term care facilities and specialty medical businesses such as institutional pharmacy operations. During 1996 Old GranCare acquired RN Health Care Services, Inc., a home health agency in Michigan and Jennings Visiting Nurse Association, Inc., a home health agency in Indiana. Also in 1996, Old GranCare acquired Emery Pharmacy, Inc., a provider of institutional pharmacy services in upstate New York and RX Corporation, a provider of institutional pharmacy services in Southern California.

  GranCare's revenues and profitability are affected by ongoing efforts of third-party payors to contain health care costs by limiting reimbursement rates, increasing case management review and negotiating reduced contract pricing. Government payors, such as state-administered Medicaid programs and, to a lesser extent, the federal Medicare program, generally provide more restricted coverage and lower reimbursement rates than private pay sources. For the year ended December 31, 1996, the percentage of GranCare's total gross patient revenues derived from Medicaid and Medicare programs were 38% and 39%, respectively and for the three months ended June 30, 1997, the percentage of GranCare's total gross patient revenues derived from Medicaid and Medicare programs were 34% and 46%, respectively.

  Excluding the Institutional Pharmacy Business, for the year ended December 31, 1996, the percentage of GranCare's total patient revenues derived from the Medicaid and Medicare programs were 37% and 41%, respectively.

  GranCare derives its revenues by providing (i) skilled nursing, (ii) pharmacy (through January 31, 1997), therapy, subacute and other specialty medical services and (iii) contract management of specialty medical programs for acute care hospitals. In general, GranCare generates higher revenues and profitability from the provision of specialty medical services than from routine skilled nursing care, and GranCare believes that this trend will continue. GranCare seeks to enhance its operating margins by increasing the proportion of its revenues derived from specialty medical services.

  In April 1997, GranCare disposed of 18 underperforming facilities that no longer fit within GranCare's strategic focus. GranCare continues to evaluate certain long-term care facilities which are underperforming or do not fit within GranCare's long-term strategic plans. All or a portion of these facilities may be divested in the future whether or not the Transactions are consummated.

RESULTS OF OPERATIONS

  The following tables set forth, as a percentage of patient revenues, certain revenue data for the periods indicated:

              REVENUE COMPOSITION/PERCENTAGE OF PATIENT REVENUES

                                          YEAR ENDED DECEMBER     SIX MONTHS
                                                  31,           ENDED JUNE 30,
                                          --------------------- ---------------
                                          1996   1995   1994(1) 1997(2) 1996(2)
                                          -----  -----  ------- ------- -------
Skilled nursing and subacute care:
  Routine services.......................  44.4%  53.8%   57.6%   56.3%   60.8%
  Therapy, subacute and other ancillary
   services(3)...........................  26.1   19.8    18.3    39.4    34.5
                                          -----  -----   -----   -----   -----
                                           70.5   73.6    75.9    95.7    95.3
                                          -----  -----   -----   -----   -----
Pharmacy(3)..............................  26.1   23.5    23.8     --      --
Contract management......................   3.4    2.9     0.3     4.3     4.7
                                          -----  -----   -----   -----   -----
  Total.................................. 100.0% 100.0%  100.0%  100.0%  100.0%
                                          =====  =====   =====   =====   =====

    REVENUES PER PATIENT DAY DERIVED FROM SKILLED NURSING AND SUBACUTE CARE

                                                                  SIX MONTHS
                                        YEAR ENDED DECEMBER 31, ENDED JUNE 30,
                                        ----------------------- ---------------
                                         1996    1995   1994(1) 1997(2) 1996(2)
                                        ------- ------- ------- ------- -------
Routine skilled nursing................ $ 89.67 $ 87.07 $ 79.52 $ 93.24 $ 89.09
Specialty medical services(4)..........   59.84   35.65   27.69   65.32   50.51
                                        ------- ------- ------- ------- -------
  Total................................ $149.51 $122.72 $107.21 $158.56 $139.60
                                        ======= ======= ======= ======= =======

--------
(1) Excludes results of operations from August 1 through December 31, 1994 for facilities divested or to be divested as part of the restructuring plan.
(2) In February 1997, GranCare merged its pharmacy division with Vitalink. For comparative purposes the pharmacy results have been excluded from the six months ended June 30, 1997 and 1996.
(3) Before elimination of intercompany sales.
(4) Excludes pharmacy and other specialty medical revenue from beds not operated by GranCare.

 Three and Six Months Ended June 30, 1997 Compared to Three and Six Months Ended June 30, 1996


  GranCare's net revenues for the three and six month periods ended June 30, 1997 were $199.3 and $423.9 million, respectively, compared to $247.3 and $477.3 million for the same periods in 1996, a decrease of $48.0 and $53.4 million, respectively, or 19.4% and 11.2%.

  Excluding the Institutional Pharmacy Business, GranCare's net revenues for the three and six month periods ended June 30, 1997 were $199.3 and $403.0 million, respectively, compared to $188.2 and $365.7 million for the same periods in 1996, an increase of $11.1 and $37.3 million, respectively, or 5.9% and 10.2%. These increases are partially offset by the April 1997 divestiture of certain underperforming businesses. Same-store growth increased $10.7 and $23.8 million for the three and six month periods ended June 30, 1997, respectively, from increases in specialty medical services provided and an increase in average daily rates due to an improved payor mix. Specialty medical revenues increased $11.3 and $32.8 million over the same periods in 1996. This was the result of growth in the number of Medicare residents which utilize higher margin ancillary services (physical, respiratory, occupational and speech therapy). Included in net revenues for the three and six month periods ended June 30, 1997 and 1996 were $1.5 and $2.4 million, respectively, compared to $2.0 and $2.4 million for the same periods in 1996, relating to routine cost limit exceptions. While GranCare has applied for these exceptions, and has only recognized a portion of the estimated recovery, there can be no assurance that the actual revenues from routine cost limit exceptions will equal those amounts recognized by GranCare in the three and six month periods ended June 30, 1997 and 1996.

  Operating expenses (excluding rent and property expenses) for the three and six month periods ended June 30, 1997 were $175.2 and $365.3 million, respectively, compared to $204.4 and $396.0 million for the same periods in 1996, a decrease of $29.2 and $30.7 million, respectively.

  Excluding the Institutional Pharmacy Business, operating expenses (excluding rent and property expenses) for the three and six month periods ended June 30, 1997 were $175.2 and $347.1 million, respectively, compared to $155.7 and $304.1 million for the same periods in 1996, an increase of $19.5 and $43.0 million, respectively, or 12.6% and 14.1%. $11.5 and $21.5 million of the increase for the three and six month periods ended June 30, 1997, respectively, was attributable to acquisitions, as well as costs associated with an increase of specialty medical services provided. On a same-store basis, operating expenses increased $10.6 and $22.1 million for the three and six month periods ended June 30, 1997, respectively, over the same periods in 1996. $8.0 million of the increase for the three and six months ended June 30, 1997 was attributable to GranCare's change in accounting estimate in the second quarter of 1997 related to its estimation of allowances for doubtful accounts. These increases are partially offset by the divestiture of certain businesses in 1997. Specialty medical services result in the incurrence of additional costs from the higher staffing levels required to provide the higher acuity care. The additional ancillary services (physical, respiratory, occupational and speech therapy) utilized generate additional costs in line with the growth realized in specialty medical revenues. This increase was partially offset by a reduction in costs from more appropriate staffing given patient acuity levels at skilled nursing facilities and an increased use of third-party vendors for therapy services.

  Rent and property expenses for the three and six month periods ended June 30, 1997 were $11.8 and $25.6 million, respectively, compared to $14.2 and $27.7 million for the same periods in 1996, a decrease of $2.4 and $2.1 million, respectively, or 16.9% and 7.6%.

  Excluding the Institutional Pharmacy Business, rent and property expenses for the three and six month periods ended June 30, 1997 were $11.8 and $25.1 million, respectively, compared to $12.9 and $25.2 million for the same periods in 1996, a decrease of $1.1 and $0.1 million, respectively. This decrease was primarily the result of rent and property expenses attributable to businesses divested in 1997 offset in part by scheduled increases in rental expense.

  Depreciation and amortization expenses for the three and six month periods ended June 30, 1997 were $5.3 and $11.0 million, respectively, compared to $6.5 and $12.7 million for the same periods in 1996, a decrease of $1.2 and $1.7 million, respectively, or 18.5% and 13.4%.

  Excluding the Institutional Pharmacy Business, depreciation and amortization expenses for the three and six month periods ended June 30, 1997 were $5.3 and $10.5 million, respectively, compared to $4.8 and $9.5 million for the same periods in 1996, an increase of $0.5 and $1.0 million, respectively, or 10.4% and 10.5%. This increase was primarily the result of depreciation and amortization expenses attributable to businesses divested in 1997 offset by additions to property and equipment.

  Interest expense and financing charges for the three and six month periods ended June 30, 1997 were $7.8 and $16.3 million, respectively, compared to $8.9 and $17.1 million for the same periods in 1996, a decrease of $1.1 and $0.8 million, respectively, or 12.4% and 4.7%.

  Excluding the Institutional Pharmacy Business, interest expense and financing charges for the three and six month periods ended June 30, 1997 were $7.8 and $15.3 million, respectively, compared to $8.8 and $16.8 million for the same periods in 1996, a decrease of $1.0 and $1.5 million, respectively, or 11.4% and 8.9%. This decrease was due primarily from a reduction in indebtedness related to debt extinguished in the Vitalink Merger offset in part by interest on additional indebtedness to fund working capital.

  During the first quarter of 1997, in conjunction with the Vitalink Merger, GranCare recorded merger and other one-time costs of $36.0 million (See Note B of Notes to Condensed Consolidated Financial Statements). Of this aggregate charge, $28.3 million is reflected as a charge to operations with the remaining $7.7 million pertaining to costs associated with the early extinguishment of debt being reflected as an extraordinary charge. The components of the merger charge and extraordinary charge recognized in the first quarter of 1997 consist of the following:

                                                            DOLLARS IN THOUSANDS
                                                            --------------------
Shared transaction costs:
 Redemption premium--$100 million Senior
  Subordinated Notes.......................................       $ 9,000
 Redemption premium--$60 million Convertible
  Subordinated Debentures..................................         2,430
 Investment banker fees....................................         4,200
 Consent fee paid to HRPT..................................         5,500
 Other professional fees and merger related costs..........         5,470
                                                                  -------
Total shared costs.........................................        26,600
Less costs to be paid by Vitalink..........................       (13,300)
                                                                  -------
GranCare portion of shared transaction costs...............        13,300
Other transaction related costs:
 Consent fee paid to HRPT..................................         4,500
 Write-off to deferred financing fees......................         5,441
 Amounts payable under GranCare Shareholder
  Value Program............................................         4,500
 Amounts payable under Restricted Stock Plan...............         2,200
 Other employee severance and other related costs..........         6,059
                                                                  -------
                                                                   36,000
Less: Income taxes.........................................        (6,000)
                                                                  -------
Total costs, net of income taxes...........................       $30,000
                                                                  =======

  Income taxes for the three and six month periods ended June 30, 1997 were $(0.3) and $(3.9) million compared to $5.0 and $9.1 million for the same periods in 1996. Income taxes in 1997 are affected by approximately $19.0 million in non-deductible merger expenses.

  Excluding the Institutional Pharmacy Business, income taxes for the three and six month periods ended June 30, 1997 were $(0.3) and $(4.0) million, respectively, compared to $2.2 and $3.9 million for the same periods in 1996.

  As a result of the foregoing, net income (loss) for the three and six month periods ended June 30, 1997 was $(0.4) and $(26.6) million compared to $8.2 and $14.8 million for the same periods in 1996. Excluding the Institutional Pharmacy Business, net income (loss) for the three and six month periods ended June 30, 1997 was $(0.4) and $(26.8) million compared to $3.8 and $6.3 million for the same periods in 1996.

  During the fourth quarter of 1996, GranCare received final settlement on its 1994 cost reports for its California long-term health care facilities. The final settlements made by the intermediary for seven facilities included disallowances of a portion of speech and occupational therapy costs ($1.8 million) based on their interpretation of the Medicare prudent buyer concept. In addition, the intermediary has reopened the 1993 cost reports for two additional facilities ($0.7 million) for the same issue. GranCare has furnished therapy services to patients under arrangements with outside therapy contractors. The contracts with the outside contractors contain indemnification clauses regarding denial of payment for services provided. The intermediary asserts that GranCare did not act as a prudent buyer of therapy services as GranCare should have hired therapists instead of contracting for their services. In the absence of prudent buyer documentation to the contrary, the intermediary determined reasonable costs for therapy services based on internally developed survey data and other factors. GranCare, in conjunction with a therapy company and another long-term care company, has filed an expedited group appeal to the Provider Reimbursement Review Board regarding these 1994 audit adjustments. A hearing took place during GranCare's second quarter. GranCare is awaiting the outcome of this hearing. Management (based on the advice of outside counsel) believes that it has a strong position in this matter and will ultimately prevail; therefore no accrual for losses has been made. It is possible that the intermediary will attempt to apply the same interpretation for other GranCare facilities and for other periods. If the hearing results in an unfavorable outcome to GranCare and if GranCare does not ultimately prevail on this matter, it could have a material adverse impact on net income of a particular future quarter or year.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  GranCare's net revenues for 1996 were $1,003.1 million compared to $816.5 million for 1995, an increase of $186.6 million, or 22.9%. Included in net revenues and classified as investment and other revenue is the approximate $18.4 million gain on the sale of GranCare's investment in an unconsolidated affiliate that occurred in the third quarter of 1996. On a gross basis, $103.5 million of the increase is attributable to acquisitions completed, which includes $22.3 million due to the acquisition of TeamCare's contract with the State of New Jersey. Same-store growth increased, on a gross basis, $123.0 million from increases in specialty medical services provided and an increase in average daily rates due to an improved payor mix. Specialty medical revenues increased, on a gross basis, $180.7 million over the same period in 1995. This was the result of growth in the number of Medicare residents which utilize higher margin ancillary services (physical, respiratory, occupational and speech therapy). Included in net revenues for 1996 and 1995 were $3.1 million and $1.8 million, respectively, relating to routine cost limit exceptions. While GranCare has applied for these exceptions, and has only recognized a portion of the estimated recovery, there can be no assurance that the actual revenues from routine cost limit exceptions will equal those amounts recognized by GranCare in 1996 and 1995.

  Excluding the Institutional Pharmacy Business, GranCare's net revenues for 1996 were $774.0 million compared to $639.8 million for 1995, an increase of $134.2 million, or 21.0%. Of the foregoing change $89.1 million resulted from same store growth and $45.1 million resulted from acquisitions. Specialty medical revenues increased $110.9 million over the same period in 1995. This was the result of growth in the number of Medicare residents which utilize higher margin ancillary services (physical, respiratory, occupational and speech therapy).

  Operating expenses (excluding rent and property expenses) for 1996 were $813.4 million compared to $669.5 million for 1995, an increase of $143.9 million, or 21.5%. On a gross basis, $88.2 million of the increase was attributable to acquisitions, as well as costs associated with an increase of specialty medical services provided. On a same-store basis, operating expenses increased $79.1 million, on a gross basis. Specialty medical revenues generate additional costs from the higher staffing levels required to care for the higher acuity Medicare residents. The additional ancillary services (physical, respiratory, occupational and speech therapy) utilized generate additional costs in line with the growth realized in the specialty medical revenues. This increase was partially offset by a reduction in costs from more appropriate staffing given patient acuity levels at skilled nursing facilities and an increased use of third-party vendors for therapy services.

  Excluding the Institutional Pharmacy Business, operating expenses (excluding rent and property expenses) for 1996 were $625.3 million compared to $519.5 million for 1995, an increase of $105.8 million, or 20.4%. Of the foregoing increase, $67.1 million was attributable to same-store increases in expenses and $38.7 million was attributable to acquisitions completed.

  Rent and property expenses for 1996 were $56.9 million compared to $51.2 million for 1995, an increase of $5.7 million, or 11.1%. This increase was primarily attributable to additional facilities operated and scheduled increases in rental expense.


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  Excluding the Institutional Pharmacy Business, rent and property expenses for 1996 were $51.6 million compared to $47.1 million for 1995, an increase of $4.5 million, or 9.6%.

  Depreciation and amortization expenses for 1996 were $25.9 million compared to $21.6 million for 1995, an increase of $4.3 million, or 19.9%. This increase was primarily the result of depreciation and amortization expenses attributable to businesses acquired and additions to property and equipment.

  Excluding the Institutional Pharmacy Business, depreciation and amortization expenses for 1996 were $19.7 million compared to $16.9 million for 1995, an increase of $2.8 million, or 16.6%.

  Interest expense and financing charges for 1996 were $35.7 million compared to $27.1 million in 1995, an increase of $8.6 million, or 31.7%. This increase was primarily due to interest on additional indebtedness incurred in connection with acquisitions, the issuance of $100 million of Senior Subordinated Notes in September 1995 and borrowings to fund working capital.

  Excluding the Institutional Pharmacy Business, interest expenses and financing charges for 1996 were $34.8 million compared to $26.6 million for 1995, an increase of $8.2 million, or 30.8%.

  During the third quarter of 1996, GranCare recorded exit and other one-time costs of $18.4 million as a charge to operations. Approximately $10.6 million of this charge relates to management's decision to close five facilities which are operated under long term operating leases, as these facilities did not fit GranCare's operating strategies. The $10.6 million reflects the remaining net book value of leasehold improvements at the dates of closure and the remaining rent due to the landlord for periods after the dates of closure. On March 6, 1997, GranCare modified its plan from closing five Indiana facilities to terminating most of its lease obligations and operations in Indiana involving a total of 18 facilities. This modification did not significantly impact the exit costs previously accrued in the third quarter of 1996. Management completed the lease terminations effective April 1, 1997. The revenues and income before taxes of these facilities and related regional offices during 1996 were $57.1 million and $0.7 million, respectively. Approximately $3 million of the charge relates to the write-off of notes receivable for loans made by GranCare to a sublease lessee to fund working capital. Accounts receivable from the facility under lease serve as collateral for the working capital loans. During the third quarter of 1996, the loans to the lessee began to significantly exceed the collateral, indicating that the loan would not be recoverable. Accordingly, GranCare decided to terminate the sublease arrangement and to write off the loans which it concluded would not be recoverable. In addition, in the third quarter of 1996, GranCare recorded
$4.8 million of other charges which included $2.9 million of additional bad debt expense related to TeamCare. The charge for bad debt expense was necessary to provide for the increased risk of collection resulting from the deterioration in the financial condition of certain customers in the third quarter of 1996. (See Note 13 to the Consolidated Financial Statements.) These charges do not have a negative effect on short-term cash flow. In the third quarter of 1995, GranCare incurred certain costs related to the completion of the pooling-of-interests with Evergreen on July 20, 1995 and other one-time costs.

  Income taxes for 1996 were $20.1 million compared to $14.8 million for 1995.

  Excluding the Institutional Pharmacy Business, income taxes for 1996 were $9.7 million compared to $7.8 million for 1995.

  As a result of the foregoing, net income for 1996 was $32.7 million compared to $20.6 million for 1995, an increase of $12.1 million, or 58.7%.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  GranCare's net revenues for 1995 were $816.5 million compared to $717.5 million for 1994, an increase of $99.0 million, or 13.8%. $112.0 million of the increase is attributable to acquisitions completed. Same-store growth increased $27.8 million from increases in specialty medical services provided and an increase in average daily rates due to an improved payor mix, but was adversely affected by a decrease in the level of reimbursement

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rates implemented in the State of Indiana in August 1994. Specialty medical revenues increased $88.6 million over the same period in 1994. This was the result of growth in the number of Medicare residents which utilize higher margin ancillary services (physical, respiratory, occupational and speech therapy). The overall increase was partially offset by a $40.8 million decrease in revenues resulting from the divestiture of certain business units and the loss of the pharmacy division's contract with the State of New Jersey. Included in net revenues for 1995 and 1994 were $1.8 million and $0.8 million, respectively, relating to routine cost limit exceptions. While GranCare has applied for these exceptions, and has only recognized a portion of the estimated recovery, there can be no assurance that the actual revenues from routine cost limit exceptions will equal those amounts recognized by GranCare in 1994 and 1995.

  Excluding the Institutional Pharmacy Business, GranCare's net revenues for 1995 were $639.8 million compared to $559.0 million for 1994, an increase of $80.8 million, or 14.5%. Of the foregoing change $33.4 million resulted from same store growth and $67.1 million resulted from acquisitions. The overall increase was partially offset by a $19.7 million decrease in revenues resulting from the divestiture of certain business units. Specialty medical revenues increased $64.9 million over the same period in 1994. This was the result of growth in the number of Medicare residents which utilize higher margin ancillary services (physical, respiratory, occupational and speech therapy).

  Operating expenses (excluding rent and property expenses) for 1995 were $669.5 million compared to $589.2 million for 1994, an increase of $80.3 million, or 13.6%. $92.6 million of the increase was attributable to acquisitions, as well as costs associated with an increase of specialty medical services provided, and the duplicate Evergreen Health Care, Inc. ("Evergreen") overhead incurred prior to the merger of GranCare with Evergreen. On a same-store basis, operating expenses increased $29.2 million. The increases were partially offset by reduction of expenses of $41.5 million from facilities divested. Specialty medical revenues generate additional costs from the higher staffing levels required to care for the higher acuity Medicare residents. The additional ancillary services (physical, respiratory, occupational and speech therapy) utilized generate additional costs in line with the growth realized in the specialty medical revenues. This increase was partially offset by a reduction in costs from more appropriate staffing given patient acuity levels at skilled nursing facilities and an increased use of third-party vendors for therapy services.

  Excluding the Institutional Pharmacy Business, operating expenses (excluding rent and property expenses) for 1995 were $519.5 million compared to $457.0 million for 1994, an increase of $62.5 million, or 13.7%. Of the foregoing increase, $31.0 million was attributable to same-store increases in expenses and $51.0 million was attributable to acquisitions completed. These increases were partially offset by a reduction of expenses of $19.5 million from the divestiture of certain business units.

  Rent and property expenses for 1995 were $51.2 million compared to $44.3 million for 1994, an increase of $6.9 million, or 15.6%. This increase was primarily attributable to additional facilities operated and scheduled increases in rental expense, partially offset by the divestiture of certain business units.

  Excluding the Institutional Pharmacy Business, rent and property expenses for 1995 were $47.1 million compared to $41.5 million for 1994, an increase of $5.6 million, or 13.5%.

  Depreciation and amortization expenses for 1995 were $21.6 million compared to $16.4 million for 1994, an increase of $5.2 million, or 31.7%. This increase was primarily the result of depreciation and amortization expenses attributable to businesses acquired and additions to property and equipment, partially offset by depreciation and amortization expenses related to divested business units.

  Excluding the Institutional Pharmacy Business, depreciation and amortization expenses for 1995 were $16.9 million compared to $12.9 million for 1994, an increase of $4.0 million, or 31.0%.

  Interest expense and financing charges for 1995 were $27.1 million compared to $21.5 million in 1994, an increase of $5.6 million, or 26.0%. This increase was primarily due to interest on additional indebtedness

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incurred in connection with acquisitions, the issuance of $100 million of
Senior Subordinated Notes and, to a lesser extent, borrowings to fund working capital.

  Excluding the Institutional Pharmacy Business, interest expenses and financing charges for 1995 were $26.6 million compared to $20.8 million for 1994, an increase of $5.8 million, or 27.9%.

  In 1995, GranCare recorded a merger and other one-time costs charge of $11.8 million. Those costs include professional fees (legal, accounting and investment bankers) of $5.1 million, personnel costs (severance and relocation) of $3.2 million, a directors and officers policy of $0.5 million, other deferred acquisition costs of $1.1 million, a divestiture charge of $1.5 million for certain Evergreen facilities which do not fit GranCare's strategy and another charge of $0.4 million relating to TeamCare converting Evergreen's pharmacy to their system. In 1994, GranCare recorded a restructuring charge of $8.2 million in connection with a restructuring plan adopted by the Board of Directors in August 1994. See "Liquidity and Capital Resources."

  Income taxes for 1995 were $14.8 million compared to $13.5 million for 1994.

  Excluding the Institutional Pharmacy Business, income taxes for 1995 were $7.8 million compared to $5.8 million for 1994.

  As a result of the foregoing, net income for 1995 was $20.6 million compared to $24.3 million for 1994, a decrease of $3.7 million, or 15.2%.

  Excluding the Institutional Pharmacy Business, net income for 1995 was $10.2 million compared to $12.8 million for 1994, a decrease of $2.6 million, or 20.3%.

LIQUIDITY AND CAPITAL RESOURCES

  GranCare's primary source of liquidity at June 30, 1997 was $19.8 million in cash and cash equivalents compared to $14.5 million at December 31, 1996, an increase of $5.3 million. The increase in cash and cash equivalents was due primarily to proceeds from the disposition of TeamCare and long-term debt borrowings offset by an increase in accounts receivable. Payments received by GranCare from the Medicaid and Medicare programs are GranCare's largest source of cash from operations.

  Accounts receivable at June 30, 1997 were $234.4 million compared to $233.3 million at December 31, 1996, an increase of $1.1 million. Excluding the Institutional Pharmacy Business, accounts receivable at June 30, 1997 were $234.4 million compared to $184.3 million at December 31, 1996, an increase of $50.1 million or 27.2%. This increase was due to increases in revenues and the timing of certain settlement payments. During the quarter ended June 30, 1997, total receivables grew by approximately $20 million with $11 million of the increase being in the greater than 90 day category. The deterioration was primarily attributable to facility personnel turnover resulting in inconsistent application of billing policies and procedures and the resultant difficulty in complying with certain time limits imposed by third party payors regarding reimbursement requests and supporting documentation relating thereto. The effect of the foregoing was to cause delays and, ultimately, result in certain accounts being uncollectable, including Medicare and Medicaid accounts. GranCare has recently implemented systems to ensure the consistent application of existing policies and procedures to both timely qualify patients for reimbursement purposes and to respond to requests by payors for supplemental documentation. GranCare believes that these systems will reduce the internal delays previously encountered and minimize the potential for disallowance by payors of GranCare's outstanding receivables.

  As a result of GranCare's review of its outstanding receivables, conducted in an effort to assess the risk of uncollectability related to the growth in receivables during the quarter ended June 30, 1997, management concluded that the specific identification method of identifying doubtful accounts was no longer appropriate and that a more disciplined method for estimating doubtful accounts was necessary. Therefore, for the quarter ended June 30, 1997, GranCare adopted the percentage methodology for estimating doubtful accounts, which method

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initially results in a higher percentage of older receivables being classified as doubtful accounts although the ultimate amount of the estimate of doubtful accounts generated by application of either methodology will be substantially similar. GranCare believes that the percentage methodology is consistent with industry practices and provides management with a disciplined approach for estimating the allowance for doubtful accounts.

  Since December 31, 1996, and to a greater extent in the second quarter of 1997, GranCare experienced delays in its payments for services rendered under the Medicare program. In the State of Michigan the Medicare fiscal intermediary placed a number of facilities under focus review. This delays the payment cycle because under focus review each claim must receive a medical review. GranCare has not received a material number of denials for services rendered, only a delay in payment which is in the 60-90 day range. In addition, as a consequence of the Vitalink Merger, terminating Medicare cost reports were required to be filed for all of GranCare facilities and certain other businesses. Normally, cost reports are filed based on the fiscal year end, but as a result of the Vitalink Merger, they were filed for a thirteen month period ended January 31, 1997, which has delayed the cost settlements, the difference between audited costs and interim rates, by 30-60 days. In addition, as a consequence of filing thirteen month cost reports, GranCare has not received 1997 Medicare rate increases, and as such, differences between interim and expected rates have continued to increase settlement balances. Finally, GranCare has continued to experience significant growth in Medicare business (41% for 1996 to 46% six months ended June 30, 1997). Final cost settlements, based on the difference between audited costs and interim rates, are paid following final cost report audits by Medicare fiscal intermediaries. Because of the cost report and audit process, final settlement may not occur until up to 24 months after services are provided. GranCare accounts for such open cost reports by taking appropriate reserves to offset potential audit adjustments. Specialty medical services generally increase the amount of payments received on a delayed basis. GranCare receives payment for skilled nursing services based on rates set by individual state Medicaid programs. Although payment cycles for these programs vary, payments generally are made within 30 to 60 days of services provided, except in Illinois, where the Medicaid program delays payments for 120 days. The federal Medicare program, a cost-reimbursement system, pays interim rates, based on estimated costs of services, on a 30 to 45-day basis. GranCare has implemented certain policies and procedures to assist in the collection of accounts receivable and to help mitigate the impact of the delays noted above. However, in recognition of the delays, and the growth in other receivables GranCare has increased its allowance for doubtful accounts to provide for potential losses changing from a specific identification method to a percentage method based on the age of the receivable and quality of payor. This change in accounting estimate resulted in an $8.0 million increase in the allowance for doubtful accounts at June 30, 1997, and a corresponding charge to operations in the second quarter of 1997.

  While federal regulations do not provide states with grounds to curtail payments under their Medicaid reimbursement programs due to state budget deficiencies or delays in enactment of new budgets, states have nevertheless curtailed payments in such circumstances in the past. In particular, some states have delayed the payment of significant amounts owed to health care providers such as GranCare for health care services provided under their respective Medicaid programs.

  In addition to principal and interest payments on its long-term indebtedness, GranCare has significant rent obligations relating to its leased facilities, as well as property expenses (principally property taxes and insurance) relating to all of its facilities. GranCare's estimated principal payments, cash interest payments, rent and property expense obligations for 1997 are approximately $83.2 million.

  Excluding the Institutional Pharmacy Business, GranCare's estimated principal payments, cash interest payments, rent and property expense obligations for 1997 are approximately $81.7 million.

  GranCare's operations require capital expenditures for renovations of existing facilities in order to continue to meet regulatory requirements, to upgrade facilities for the treatment of subacute patients and to accommodate the addition of specialty medical services, and to improve the physical appearance of its facilities for marketing purposes. Total capital expenditures for the year ended December 31, 1996 were $32.4 million.


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  Excluding the Institutional Pharmacy Business, total capital expenditures for the year ended December 31, 1996 were $27.2 million. GranCare estimates that capital expenditures for the year ending December 31, 1997, will be approximately $35.0 million.

  GranCare maintained a $150.0 million credit facility (the "Predecessor Credit Facility") with a syndicate of banks for whom First Union acted as lead bank, which was used for working capital, other general corporate purposes and acquisitions. In order to complete the Vitalink Merger and related transactions, GranCare replaced the Predecessor Credit Facility with the Existing GranCare Credit Facility in the aggregate amount of $300.0 million, with First Union and Chase each committing to $150.0 million. The Existing GranCare Credit Facility consists of two components: a $200.0 million 5-year revolving credit facility (which includes a $40.0 million sub-limit for the issuance of standby letters of credit and a $5.0 million swing-line commitment from First Union) and a $100.0 million 5-year term loan. Borrowings for working capital and general corporate purposes may not exceed $75.0 million. The first $25.0 million of exposure for letters of credit issued under the letter of credit sub-facility will correspondingly reduce availability under the working capital sub-facility. As of June 30, 1997, GranCare had approximately $50.0 million outstanding under the working capital sub-facility and $25.0 million in letters of credit. While GranCare currently has no availability under the working capital sub-facility, GranCare believes that its cash from operations will be sufficient to meet GranCare's working capital requirements in the near future. The revolving credit portion of the Existing GranCare Credit Facility matures in February 2002. The term loan portion of the Existing GranCare Credit Facility will be amortized in ten quarterly installments of $7.0 million each commencing in February 1999, thereafter increasing to $10.0 million per quarter. All remaining principal and accrued, unpaid interest shall be due and payable in full in February 2002. Interest on outstanding borrowing shall accrue, at the option of GranCare, at the base rate or at the Eurodollar rate plus, in each case, an applicable margin. As of June 30, 1997, approximately $236.0 million was outstanding under the Existing GranCare Credit Facility. On April 18, 1997, GranCare amended the Existing GranCare Credit Facility in order to provide GranCare with greater flexibility to pursue potential acquisitions. The Existing GranCare Credit Facility contains restrictions on the ability of GranCare to pay dividends to its stockholders upon the failure to satisfy certain financial covenants.

  In connection with the February 12, 1997 Distribution and Vitalink Merger, GranCare completed a tender offer for its 9 3/8% Senior Subordinated Notes due 2005 (the "9 3/8% Notes"), substantially all of which were purchased in the tender offer with funds provided by Vitalink. The remaining 9 3/8% Notes became obligations of Vitalink in connection with the Vitalink Merger. Also in connection with the Distribution and Vitalink Merger, GranCare redeemed all of its outstanding 6 1/2% Convertible Debentures due 2003 (the "Convertible Debentures"). Accordingly, neither the 9 3/8% Notes nor the Convertible Debentures remain obligations of GranCare following the Vitalink Merger.

  In April 1997, GranCare paid the seller of Long Term Care Pharmaceutical Services Corporation I and Long Term Care Pharmaceutical Services Corporation III (collectively, "LTC") $5.4 million in settlement of a contingent earnout provision in the purchase agreement relating to GranCare's 1994 acquisition of LTC. Pursuant to the Distribution Agreement, Vitalink funded $2.5 million of this payment.

  GranCare previously announced a pending acquisition with respect to the purchase of 18 nursing facilities and ancillary businesses from an affiliated group in the State of Alabama. GranCare has subsequently announced that it will not consummate the aforementioned acquisition.

  In conjunction with a 1990 acquisition, AMS Properties, Inc., a wholly owned subsidiary of GranCare ("AMS"), obtained a mortgage loan in the amount of $15.0 million from HRPT. The note is secured by mortgages on two facilities and 1,000,000 shares of HRPT common stock owned by AMS. Such note had a balance of $8.7 million, with an interest rate of 13.75% at December 31, 1994. During 1995, the terms of such note were renegotiated with HRPT, whereby the principal balance of the promissory note was increased to $11.5 million. Minimum interest on the note is 11.5% per year payable monthly in arrears. Additional interest is

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payable commencing on January 31, 1996, in an amount equal to 75% of the percentage increase in the Consumer Price Index, subject to certain limitations. Commencing on March 31, 1997, and thereafter on the last day of each calendar month until December 31, 2010, AMS is required to make monthly payments of principal and interest in an amount sufficient to amortize the principal amount of the note over a thirty year period on a direct reduction basis. The balance of such principal amount, together with interest and all other amounts payable thereunder, is due and payable on December 31, 2010.

  GranCare, through certain of its subsidiaries, has operating leases for 24 facilities, including land, buildings, and equipment from HRPT under two Master Lease Documents. On October 1, 1994, the existing Master Lease Documents were amended. Under the amended lease arrangements, minimum rent for the leased facilities is based on formulas set forth in the amendments. Under such formulas, the aggregate yearly minimum rent for such facilities was approximately $13.7 million initially payable in equal monthly installments. In addition, beginning January 1, 1996, the amended lease agreements provide for additional rent to be paid monthly, in advance, based on 75% of the increase in the Consumer Price Index multiplied by the minimum rent due, provided, however, that the maximum rent (minimum rent plus additional rent) each January shall be limited to a 2% increase over the total monthly rent paid in the prior December. The operating leases for 17 facilities expire on December 28, 2010, and there are two 10 year renewal options. The leases for seven facilities expire in June 2006 and there are two 10 1/2 year renewal options. GranCare has subleased six of the 24 facilities to unrelated parties.

  AMS is a beneficial owner of 1,000,000 shares of stock of HRPT, which are held in trust and pledged as collateral for certain obligations owed to HRPT. The pledge agreement strictly limits AMS' ability to sell the shares until its obligations to HRPT are satisfied. As a result, these shares cannot be sold to meet other financial obligations. In addition, such mortgage notes and lease obligations contain provisions that restrict, upon the occurrence of an event of default thereunder, the ability of such subsidiaries to make dividends, loans or advances to GranCare. In accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the HRPT stock is carried at fair market value, with unrealized gains and losses reported as a separate component of equity.

  A wholly-owned subsidiary of GranCare, PHCMI, is the borrower under a $58.8 million mortgage note executed on August 14, 1992 in favor of Omega, and under the related Michigan Loan Agreement dated as of June 7, 1992. All $58.8 million is outstanding at the present time. Proceeds of the Omega Loan were used by PHCMI to acquire the 17 PHCMI Facilities. With the exception of four PHCMI Facilities since divested, PHCMI owns and leases the PHCMI Facilities to various of its wholly-owned subsidiaries under separate lease agreements (the "PHCMI Subsidiary Leases"). The Omega Loan is secured by a mortgage and security agreement executed by PHCMI with respect to the PHCMI Facilities and the Cash Deposit. PHCMI has assigned its interest in the PHCMI Subsidiary Leases to Omega as additional security for the Omega Loan. In addition, in February 1997, the PHCMI subsidiaries executed and delivered guarantees of the Omega Loan and pledged their personal property assets to Omega as security for such guarantees.

  The Omega Loan bears interest at a rate which is adjusted annually based on either (a) changes in the Consumer Price Index, or (b) a percentage of the change in gross revenues of PHCMI and its subsidiaries from year to year, divided by $58.8 million, whichever produces the higher interest rate, but in any event subject to a maximum rate not to exceed 105% of the interest rate in effect for the Omega Loan for the prior calendar year. The current interest rate is 14.5% per annum. The Omega Loan currently requires monthly, interest-only payments. Additional interest accrues on the outstanding principal of the Omega Loan at the rate of 1% per annum. Such additional interest is compounded annually and is due and payable on a pro rata basis at the time of each principal payment or prepayment. Beginning October 1, 2002, quarterly amortizing installments of principal in the amount of $1,470,000 each will also become due and payable on the first day of each calendar quarter. The entire outstanding principal amount of the Omega Loan is due and payable on August 13, 2007. The Omega Loan may be prepaid within the first 180 days following August 14, 2002, upon 30 days' notice, but

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is not otherwise subject to optional prepayment. Payment of the Omega Loan following acceleration upon the occurrence of an event of default or at any other time will result in a prepayment penalty in the nature of a "make whole" premium.

  In addition to the interest on the Omega Loan described in the preceding paragraph, as a condition to obtaining Omega's consent to the Vitalink Merger, the Existing GranCare Credit Facility and other transactions related thereto, PHCMI agreed to pay additional interest to Omega in the amount of $20,500 per month, through and including July 1, 2002. If the principal balance of the Omega Loan for any reason becomes due and payable prior to that date, there will be added to the indebtedness owed by PHCMI (i) the sum of $1,000,000, plus (ii) interest thereon at 11% per annum to the prepayment date, less (iii) the amount of such additional interest paid to Omega prior to the prepayment date.

  As substitute collateral for the four divested PHCMI Facilities, and as consideration for granting its consent to such divestiture, Omega required GranCare, among other things, to cause First Union to issue its letter of credit in favor of Omega in the amount of $9.0 million pursuant to the Existing GranCare Credit Facility. The Omega Letter of Credit can be drawn upon following the occurrence of any event of default under the Omega loan documents, if the Omega Letter of Credit is not renewed or extended at least 30 days prior to its scheduled expiration date (currently March 31, 1998), or if certain representations, warranties or covenants of PHCMI under the Omega loan documents are breached and such breaches are not cured within the prescribed time after notice. It is expected that Paragon will cause the Omega Letter of Credit to be replaced with a new standby letter of credit to be issued under the New Credit Facility.

  The Omega Loan Agreement obligates PHCMI, among other things, to maintain a minimum tangible net worth of at least $10.0 million, increased or decreased by 25% of PHCMI's net income (but in no event less than $10.0 million). GranCare has agreed to contribute additional equity to PHCMI if, as and when necessary to assure that such minimum tangible net worth test is met. As of December 31, 1996, PHCMI's tangible net worth exceeded the current minimum adjusted tangible net worth requirement.

  GranCare maintains a captive insurance subsidiary to provide reinsurance for its obligations under workers' compensation and general and professional liability plans. These obligations are funded with long-term, fixed income investments, which are not available to satisfy other obligations of GranCare.

  Capital Resources. GranCare believes that its cash from operations, existing working capital and available borrowings under the Credit Facility will be sufficient to fund the fixed obligations, capital expenditures and other obligations referred to above, as well as to repay any required indebtedness when due, and further expand GranCare's business. Also in connection with the Distribution and Vitalink Merger, Vitalink assumed (as part of the Vitalink Merger) certain items of Old GranCare's consolidated indebtedness aggregating approximately $108.0 million (which includes Old GranCare's obligations in respect of the 9 3/8% Notes). However, in the event that the Mergers are not consummated and GranCare continues to grow through acquisitions, GranCare may need to raise additional capital, either through borrowings, sale-leaseback financings or the sale of debt or equity securities, to finance the acquisition price and any additional working capital and capital expenditure requirements related to such acquisitions. At this time, GranCare believes that any additional required financing may be obtained at market rates on terms that are acceptable to GranCare, although no assurance can be given regarding the terms of additional financing that may be available in the future.

IMPACT OF INFLATION

  The health care industry is labor-intensive. Wages and other labor costs are especially sensitive to inflation. In addition, GranCare operates a majority of its facilities pursuant to operating leases which contain provisions for increased rent, based upon inflation. Increases in wages and other labor costs and rent expense as a result of inflation, without a corresponding increase in Medicare and Medicaid reimbursement rates, could adversely impact GranCare.

  Both the Medicare and Medicaid programs operate under routine cost limits or targeted ceilings. These limits are usually adjusted on an annual basis utilizing numerous inflation indices. Each state can operate under a different index resulting in the adjustments to the targeted ceilings being different in each state. GranCare cannot predict the level of the expected increase each year and each of these programs is subject to changes in regulation, retroactive rate adjustments and government funding which could adversely affect the amounts paid to GranCare.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Vitalink

  All of GranCare's skilled nursing facilities existing prior to the effective time of the Vitalink Merger (the "Facilities") either became parties to or entered into Pharmacy Agreements with Vitalink in connection with the Vitalink Merger. The supplies and services to be provided to a Facility pursuant to the Pharmacy Agreements include all pharmaceutical and related goods required by each such Facility and the residents thereof and pharmacy consulting services with respect thereto. Pharmaceutical supplies include prescription and non-prescription medications. Related goods include all nutritional supplements, intravenous solutions and supplies, parenteral and enteral supplies and equipment, orthotic and prosthetic devices, ostomy supplies, urological supplies, wound care supplies and equipment, and personal care items. All goods and services are to be provided in accordance with all applicable requirements of federal, state and local laws and regulations. The terms of the Pharmacy Agreements are for five years and are automatically extended for an additional year on each anniversary of the commencement date thereof unless written notice to the contrary is given not more than 120 days and not less than 90 days prior to any such anniversary. For purposes of uniformity, the anniversary date for all Pharmacy Agreements is deemed to be March 1.

  Vitalink has agreed that following the GranCare Merger, and during the terms of the Pharmacy Agreements, in the event Vitalink or any of its affiliates elect not to provide all or certain pharmaceutical supplies and services to any Facility, LCA's institutional pharmacy unit, APS, will be given the first option to provide the required pharmaceutical supplies and services to such Facility. In the event APS declines to provide such supplies and services, the Facility may contract with or otherwise obtain the necessary supplies and services from any other institutional pharmacy it deems appropriate. A Facility's service contract with APS or any alternative institutional pharmacy must be terminable on not more than 30 days or 60 days written notice, respectively, which Vitalink can require GranCare to deliver if at any time Vitalink or any of its affiliates chooses to commence providing pharmaceutical supplies and services to that Facility.

  In the event GranCare transfers ownership or control of a Facility (a "Transferred Facility") during the term of the Pharmacy Agreements relating to such Facility and the transferee does not accept and comply with the Pharmacy Agreements applicable to such Facility, GranCare must pay Vitalink liquidated damages to compensate Vitalink for losses over the remaining terms of the subject Pharmacy Agreements. The formula for measuring Vitalink's liquidated damages requires GranCare to make monthly payments to Vitalink in an amount approximating the historical monthly pre-tax cash flow realized by Vitalink pursuant to the Pharmacy Agreements with the Transferred Facility over the 12 months preceding the date such Facility became a Transferred Facility. During the remaining term of the subject Pharmacy Agreements, GranCare has the option to replace the Transferred Facility with an alternative facility not previously subject to Pharmacy Agreements (a "Replacement Facility") and suspend the monthly liquidated damages payments subject to certain annual adjustments to ensure that the annual pre-tax cash flow realized by Vitalink pursuant to the provision of supplies and services to such Replacement Facility (the "Replacement Earnings") is equal to at least 90% of the annual pre-tax cash flow realized by Vitalink from the provision of supplies and services to the Transferred Facility such Replacement Facility replaced (the "Minimum Replacement Cash Flow Amount"). In the event the Replacement Earnings exceed 110% of the Minimum Replacement Cash Flow Amount realized by Vitalink, then such excess will offset on a dollar-for-dollar basis the amount of any shortfall in Replacement Earnings below the Minimum Replacement Cash Flow Amount experienced by any Replacement Facility in the immediately preceeding 12 months. These liquidated damages provisions also apply if GranCare fails to terminate at Vitalink's request another service contract with APS or any other alternative institutional pharmacy in order to allow Vitalink to commence providing pharmaceutical supplies and services to a Facility.

  Upon any acquisition by GranCare or Paragon of any additional skilled nursing facility, neither GranCare nor Paragon shall have any obligation to contract with Vitalink to provide pharmaceutical supplies and services at such facility and GranCare will not be required to terminate any then existing agreements providing for the provision of pharmaceutical supplies and services to such facility by an alternative supplier.

  In connection with the Vitalink Merger, Manor Care, Vitalink and GranCare entered into the Non-Competition Agreement whereby Manor Care and GranCare agreed not to engage in the institutional pharmacy business within the United States prior to February 12, 2000 except temporarily in connection with future acquisitions of healthcare businesses that also included an institutional pharmacy business or an interest therein. Similarly, Vitalink agreed not to engage in the skilled nursing business. The TRA provides for the termination of the Non-Competition Agreement simultaneously with the effective time of the Mergers upon payment of the agreed upon amounts. See "Certain Information Concerning GranCare--Legal Proceedings."

  Upon consummation of the Vitalink Merger, Gene E. Burleson, Chairman of the GranCare Board, became Chief Executive Officer and a director of Vitalink and three other directors of GranCare (Messrs. Parker, Kanter & Rolle) became directors of Vitalink. Following approval by its Management Compensation Committee, GranCare entered into a three-year consulting agreement with Mr. Burleson in the amount of $100,000 per year in order to induce Mr. Burleson to assist GranCare during its transition to a new chief executive officer.

Officer Relocations

  In connection with the consolidation of GranCare's headquarters in Atlanta, Georgia in 1994, GranCare assisted certain of its senior level executive officers with their relocations to Atlanta. The assistance was in the form of loans to and, in certain instances, the purchase of residences from, the affected senior level executive officers.

  In connection with Mr. Benton's (GranCare's Executive Vice President, Chief Administrative Officer, General Counsel and Secretary) relocation to Atlanta from GranCare's former corporate headquarters in Culver City, California, GranCare loaned Mr. Benton $100,000. Prior to the consummation of the Vitalink Merger, this loan to Mr. Benton was forgiven. Mr. Benton will recognize taxable income on this forgiven loan.

Other

  Robert L. Parker was formerly Chairman of the Board of Directors of Omega Healthcare Investors, Inc. ("Omega"), a creditor of GranCare. In connection with his appointment to the Board of Directors of GranCare, Mr. Parker resigned as Chairman of the Board of Directors of Omega but continues to serve as a director of Omega. Omega is the mortgagee on GranCare's facilities located in the State of Michigan. GranCare's indebtedness to Omega as of December 31, 1996 was approximately $58.8 million. During the year ended December 31, 1996, GranCare made or accrued interest payments to Omega totaling approximately $8.5 million.

  Mr. Gene E. Burleson, GranCare's Chairman of the Board, (and prior to the Vitalink Merger, Chairman of the Board, President and Chief Executive Officer of Old GranCare) and Messrs. Ronald G. Kenny and William G. Petty, Jr., both directors of GranCare (and prior to the Vitalink Merger, directors of Old GranCare) are also directors of Alternative Living Services, Inc. ("ALS"). GranCare previously owned a 19% equity interest in ALS, which GranCare sold in August 1996 in connection with the initial public offering of ALS's common stock. In addition, Mr. Petty is Chairman of the Board and was formerly Chief Executive Officer of ALS. ALS owns and manages assisted living facilities. At the time of the ALS public offering, Mr. Kenny owned .5% of a limited liability corporation that owned a 63% equity interest in ALS and Mr. Kenny's employer, Huizenga Capital Management, owned 5.0% of such corporation.

Consulting Agreements

  Kay L. Brown, Jerry A. Schneider and Keith J. Yoder resigned from GranCare effective June 30, 1997, July 31, 1997 and May 1, 1997, respectively. Mr. Yoder rejoined GranCare effective August 1, 1997 as its Chief Financial Officer. In order to obtain their assistance in transitioning their former positions and for assisting GranCare in connection with the Mergers contemplated herein, GranCare entered into consulting agreements with Ms. Brown and Messrs. Yoder and Schneider. The term of Ms. Brown's consulting agreement is from July 1, 1997 through December 31, 1997. During this term, Ms. Brown will be paid $2,500 per month in return for which she will work two days on GranCare's behalf and $1,000 per day thereafter, up to a maximum amount of $8,500 per month (if Ms. Brown works for eight or more days for GranCare). Mr. Yoder's consulting agreement terminated on July 31, 1997 upon his rejoining GranCare as Chief Financial Officer. Mr. Yoder's consulting agreement provided for the payment to Mr. Yoder of $125 per hour for each hour that he worked for GranCare. During the term of such agreement, Mr. Yoder received payments under such agreement aggregating approximately $56,000. The term of Mr. Schneider's consulting agreement is August 1, 1997 through January
 31, 1999. During the term of such agreement, Mr. Schneider will be paid $500 per month.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF GRANCARE

  The following table sets forth, as of September 2, 1997 (the GranCare Record
Date) the number and percentage of shares of GranCare Common Stock beneficially owned (as defined in Rule 13d-4 adopted under the Securities Exchange Act of 1934) by (a) all persons known to GranCare to own beneficially more than 5% of any class of voting security of GranCare, (b) each of GranCare's directors, (c) GranCare's chief executive officer and four most highly compensated executive officers as of December 31, 1996 who are currently employed by GranCare and (d) all directors and executive officers of GranCare as a group. Jerry A. Schneider and Donald D. Finney are not included in the following table because they resigned from GranCare effective July 31, 1997 and January 1, 1997, respectively, and are accordingly no longer required to report their ownership of GranCare Common Stock. At the time of their resignations, Mr. Finney beneficially owned 116,177 shares of GranCare Common Stock, 65,435 of which could be acquired within 60 days pursuant to the exercise of options and Mr. Schneider beneficially owned 154,500 shares of GranCare Common Stock, 147,000 of which could be acquired within 60 days pursuant to the exercise of options. Similar information regarding LCA is incorporated by reference herein. See "Incorporation of Documents by Reference."

                                                          NUMBER OF
                                                           SHARES       PERCENTAGE
 BEEFICIAL OWNERN                                         OWNED(1)       OWNED(1)
----------------                                          ---------     ----------
   Peter A. Hochfelder
   Robert J. Sobel
   Mitchell A. Kuflik
   Brahman Management, LLC (2)........................... 2,145,300         8.9%
    277 Park Avenue, 26th Floor
    New York, New York 10172
   Wellington Management Company......................... 1,217,400(3)      5.1%
    75 State Street
    Boston, Massachusetts 02109
   Gene E. Burleson......................................   867,060(4)      3.6%
    Chairman of the Board (Chairman of the Board,
    President and Chief Executive Officer through
    February 12, 1997)
   Charles M. Blalack....................................    61,014(5)        *
    Director
   Antoinette Hubenette, M.D. ...........................    24,800(6)        *
    Director
   Joel S. Kanter........................................   315,010(7)      1.3%
    Director
   Ronald G. Kenny.......................................    55,937(8)        *
    Director
   Robert L. Parker......................................   219,162(9)        1%
    Director
   William G. Petty, Jr. ................................   665,981(10)     2.8%
    Director
   Edward V. Regan.......................................    22,800(11)       *
    Director
   Gary U. Rolle.........................................   172,800(12)       *
    Director
   M. Scott Athans.......................................   255,100(13)     1.1%
    President, Chief Executive Officer and Director
    (Executive Vice President and Chief Operating Officer
    through February 12, 1997)
   Evrett W. Benton......................................   292,130(14)     1.2%
    Executive Vice President, Chief Administrative
    Officer, General Counsel and Secretary (Executive
    Vice President, General Counsel and Secretary through
    February 12, 1997)
   Dennis J. Johnston....................................    49,625(15)       *
    Senior Vice President, President of Cornerstone
    Health Management Company
   All directors and executive officers as a group (29
    persons)............................................. 3,381,453(16)    13.3%

--------
  * Less than 1%.
 (1) In determining the number of issued and outstanding shares of GranCare Common Stock, the GranCare Common Stock obtainable upon conversion of the outstanding common stock of Evergreen and National Heritage, Inc., a predecessor of Evergreen, have been assumed to be shares of issued and outstanding GranCare Common Stock. Except as otherwise indicated, each of the persons included in the table above has sole voting and investment power over the shares owned except as to the rights of his or her spouse under applicable community property laws.
(2) Based on a Schedule 13D Amendment filed with the Commission on August 22, 1997, Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik may be deemed to be the beneficial owners of 2,145,300, or 8.9%, of the GranCare Common Stock through several affiliated investment companies and partnerships (Brahman Partners II, L.P., Brahman Institutional Partners, L.P., BY Partners, L.P., Brahman Management, LLC ("Brahman Management") and Brahman Capital Corp.) over which they have shared voting and investment power (with respect to all such shares). Of the foregoing investment entities, only Brahman Management beneficially owns over 5% of the GranCare Common Stock, 1,602,600 shares or 6.7%. Brahman Management has shared voting and investment power with respect to all such shares.
 (3) Wellington Management Company ("WMC") is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As of January 15, 1997, WMC, in its capacity as investment adviser, may be deemed to have beneficial ownership of 1,222,005 shares that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. As of January 15, 1997, WMC had voting power and investment power as follows:

             Sole Voting Power.......         0 shares
             Shared Voting Power.....   271,605 shares
             Sole Investment Power...         0 shares
             Shared Investment Pow-
              er..................... 1,222,005 shares

 (4) Includes 294,760 which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.
 (5) Includes 24,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.
 (6) Includes 24,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.
 (7) Includes 24,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options. Also includes 47,400 shares owned by Windy City, Inc, 200,000 shares owned by Walnut Capital Corporation and 40,000 shares owned by the Kanter Family Foundation. Mr. Kanter serves as President and Director of such companies. In addition, the number includes 400 shares held by the Ricki Kanter IRA, 1,000 shares owned by 21 Club Trust I, 150 shares owned by 21 Club Trust II and 150 shares owned by 21 Club Trust III. The beneficiaries of such trusts are Mr. Kanter's minor children. Mr. Kanter has shared voting and investment powers in the shares held by such corporations, such foundation and such trusts. Mr. Kanter disclaims beneficial ownership of such shares.
 (8) Includes 16,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options. Also includes 4,650 shares held by trusts for the benefit of Mr. Kenny's children. Mr. Kenny has no voting or investment power over such shares and disclaims beneficial ownership of such shares. In addition, 387 shares are held by the Ronald Kenny IRA over which Mr. Kenny has sole voting and investment power.
 (9) Includes 16,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options. Also includes 13,438 shares of Common Stock held by the Parker Charitable Trust of 1991. Mr. Parker has shared voting and investment power with respect to such shares and disclaims beneficial ownership of such shares.

(10) Includes 103,740 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options. Also includes 410,547 shares held by a trust of which Mr. Petty is a beneficiary. Also incudes 150,894 shares owned by Mr. Petty's wife, over which Mr. Petty has shared voting and investment power. Mr. Petty disclaims beneficial ownership of such shares.
(11) Includes 22,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.
(12) Includes 22,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to exercise of stock options. Also includes 150,000 shares of Common Stock owned by Transamerica Investment Services ("Transamerica"). Mr. Rolle is the Chief Investment Officer of Transamerica and in such capacity, he has voting and management authority over such shares.
(13) Includes 253,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.
(14) Includes 278,000 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.
(15) Includes 39,625 shares which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.
(16) Includes 1,477,760 share which may be acquired within 60 days after September 2, 1997, pursuant to the exercise of stock options.

            ADDITIONAL INFORMATION REGARDING GRANCARE'S MANAGEMENT

  Certain additional information regarding an executive officer of GranCare who will serve as an executive officer of Paragon as required to be disclosed pursuant to Commission rules is set forth below. Such information regarding the executive officers of LCA who will serve as executive officers of Paragon is incorporated by reference herein. See "Incorporation of Documents by Reference."

STOCK OPTIONS

  The following tables provide information on options to purchase GranCare Common Stock granted to Mr. Johnston since December 31, 1995 and summarize the value of options to acquire GranCare Common Stock held by Mr. Johnston as of June 30, 1997.

                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                          ANNUAL RATES OF
                                                                            STOCK PRICE
                                                                         APPRECIATION FOR
                                       INDIVIDUAL GRANTS                    OPTION TERM
                         --------------------------------------------- ---------------------
                          NUMBER OF
                          SECURITIES   % OF TOTAL
                          UNDERLYING  OPTIONS/SARS EXERCISE
                         OPTIONS/SARS  GRANTED TO  OR BASE
                           GRANTED    EMPLOYEES IN  PRICE   EXPIRATION
NAME                         (#)      FISCAL YEAR   ($/SH)     DATE      5% ($)    10% ($)
----                     ------------ ------------ -------- ---------- ---------- ----------
Dennis G. Johnston......  14,625(1)       .05       5.675    1/23/06       52,211    132,210
                          31,200(2)       .05       8.25     2/12/07      161,928    410,280

                GRANCARE OPTION/SAR GRANTS IN LAST FISCAL YEAR

--------
(1) Represents options granted January 23, 1996.
(2) Represents options granted February 12, 1997.

 AGGREGATE OPTION/SAR EXERCISES SINCE DECEMBER 31, 1995 AND VALUE OF GRANCARE
                           OPTIONS AT JUNE 30, 1997

                                                      NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                                      SECURITIES UNDERLYING         IN-THE-MONEY
                                                         OPTIONS/SARS AT           OPTIONS/SARS AT
                                                         FISCAL YEAR-END        FISCAL YEAR-END($)(2)
                                                    ------------------------- -------------------------
                           SHARES
                         ACQUIRED ON     VALUE
NAME                     EXERCISE(#) REALIZED($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------------- ----------- ------------- ----------- -------------
Dennis G. Johnston......       0            0         39,625       31,200       179,672      79,872

--------
(1) Calculated on the basis of the fair market value of the underlying securities at the exercise date minus the exercise price.
(2) Calculation on the basis of the closing price of the underlying securities on June 30, 1997 ($10.81 per share) minus the exercise price.

                       DESCRIPTION OF LCA CAPITAL STOCK

  The following descriptions of certain provisions of the LCA Charter and LCA Bylaws (the "LCA Bylaws") are necessarily general and do not purport to be complete and are qualified in their entirety by reference to the LCA Charter and LCA Bylaws, which are included as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

LCA COMMON STOCK

  The authorized capital stock of LCA consists of 75,000,000 shares of common stock, par value, $0.01 per share. As of June 30, 1997, there were 20,266,431 shares of LCA Common Stock issued and outstanding and approximately 467 holders of record of LCA Common Stock. The holders of LCA Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders, and, except as described below, a majority vote is required for all action to be taken by stockholders. Holders of LCA Common Stock are entitled to such dividends as may be declared from time to time by the LCA Board out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock of LCA that may be issued, and subject to the dividend restrictions in certain LCA credit facilities and various other note agreements. See "--Preferred Stock." In the event of liquidation, dissolution or winding-up of LCA, the holders of LCA Common Stock are entitled to share equally and ratably in the assets of LCA, if any, remaining after provision for payment of all debts and liabilities of LCA and satisfaction of the liquidation preference of any shares of preferred stock of LCA that may be outstanding. The holders of LCA Common Stock have no preemptive, subscription, redemptive or conversion rights. The outstanding shares of LCA Common Stock are fully paid and nonassessable.

RIGHTS TO PURCHASE PREFERRED STOCK

  On November 17, 1994, LCA declared a dividend of one right to purchase preferred stock (a "Preferred Stock Purchase Right") for each outstanding share of LCA Common Stock to stockholders of record at the close of business on December 5, 1994. Rights are issuable in respect of all shares of LCA Common Stock issued after such record date but prior to the earliest of (i) the Distribution Date (as defined below), (ii) the date on which the Preferred Stock Purchase Rights are redeemed as provided below and (iii) November 17, 2004. Each Preferred Stock Purchase Right entitles the registered holder to purchase from LCA a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), at a purchase price of $160 per Fractional Share, subject to adjustment (the "Purchase Price"), or under certain circumstances, the right to purchase shares of LCA Common Stock or other securities at one-half their market price. See "--Preferred Stock-- Series A Preferred." The description and terms of the Preferred Stock Purchase Rights are set forth in a Rights Agreement dated as of November 17, 1994, as it may from time to time be supplemented or amended (the "LCA Rights Agreement") between LCA and Chemical Bank, as Preferred Stock Purchase Rights Agent. The Preferred Stock Purchase Rights may have certain anti-takeover effects, including deterring someone from acquiring control of LCA in a manner or on terms not approved by the LCA Board. The Preferred Stock Purchase Rights should not interfere with any merger or other business combination approved by the LCA Board.

  LCA has agreed to amend the LCA Rights Agreement so as to cause the Preferred Stock Purchase Rights to no longer be effective after the Mergers. LCA has amended the definition of "Acquiring Person" in the Rights Agreements (and made certain related amendments) to permit the acquisition of LCA shares by Apollo pursuant to the Recapitalization Merger and consummation of the GranCare Merger without causing the Preferred Stock Purchase Rights to become exerciseable.

PREFERRED STOCK

  LCA is authorized to issue 5,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), of which 350,000 shares have been designated as Series A Preferred Stock. No shares of Preferred Stock were outstanding at the date of this Proxy Statement/Prospectus. The Board of Directors has authority, without stockholder approval, to issue shares of Preferred Stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of any such series. The issuance of Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of LCA Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying deferring or preventing a change in control of LCA. LCA has no present plans for any issuance of Preferred Stock, other than the reserved shares of Series A Preferred Stock issuable pursuant to the Rights.

  Any shares of Series A Preferred Stock that may be issued upon exercise of the Rights will be redeemable in whole or part for cash in a per share amount equal to 100 times the market price of a share of LCA Common Stock. The holders of shares of Series A Preferred Stock will be entitled to receive, when, as and if declared, a preferential quarterly dividend in an amount per share effectively equal to the greater of $1.00 per share or 100 times any cash dividend or other distribution declared on the LCA Common Stock, in like kind. In the event of liquidation, the holder of the Series A Preferred Stock will be entitled to receive a liquidation payment per share in an amount effectively equal to the greater of $100 per share or 100 times the per share amount distributed to holders of LCA Common Stock. In the event of any merger, consolidation or other transaction in which shares of LCA Common Stock are exchanged, the holder of the shares of Series A Preferred Stock will be entitled to receive per share 100 times the amount received per share of LCA Common Stock. Holders of Series A Preferred Stock will have 100 votes per share of Series A Preferred Stock and, except as otherwise provided in the LCA Charter or required by law, will vote together with holders of LCA Common Stock as a single class. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions. Whenever dividend payments on the Series A Preferred Stock are in arrears, LCA may not (i) purchase or redeem any shares of Series A Preferred Stock or shares ranking on a parity with respect to the Series A Preferred Stock except in accordance with a purchase offer to all holders, (ii) declare or pay dividends on or purchase or redeem any shares of stock ranking junior to the Series A Preferred Stock or (iii) declare or pay dividends on or purchase or redeem any shares of stock ranking on a parity with the Series A Preferred Stock except dividends paid ratably on the Series A Preferred Stock and all such parity stock and except purchases or redemptions of such parity stock in exchange for junior stock. If dividend payments on the Series A Preferred Stock are in arrears for six quarters, the holders of the Series A Preferred Stock (together with holders of any other Preferred Stock with similar rights) will have the right to elect two directors of LCA.

                       COMPARISON OF STOCKHOLDER RIGHTS

GENERAL

  In connection with the GranCare Merger, holders of GranCare Common Stock will become stockholders of Paragon, and the rights of such former GranCare stockholders and the rights of the LCA stockholders will thereafter be governed by the DGCL and the LCA Charter (as amended by the Amendment Proposal) and LCA Bylaws (as amended as described below), which pursuant to the Recapitalization Merger Agreement will become the Charter and Bylaws of Paragon (the "Paragon Charter" and "Paragon Bylaws," respectively). The LCA Charter is proposed to be amended and restated pursuant to the Amendment Proposal as described under "Amendments to LCA Charter." Immediately following the consummation of the Mergers, the Paragon Board will amend and restate the current LCA Bylaws in a form agreed to in advance by Apollo, LCA and GranCare pursuant to provisions of the Merger Agreements. Such amendments are described below. The Paragon Charter and Paragon Bylaws as proposed to be amended and in effect following the consummation of the Mergers are attached hereto as Annex III and Annex IV. Also described below is the Stockholders Agreement attached hereto as Annex V. See "Certain Other Agreements--Stockholders Agreement." The rights of the holders of GranCare Common Stock are presently governed by the GranCare Certificate of Incorporation, as amended (the "GranCare Charter") and the GranCare Bylaws (the "GranCare Bylaws") and the DGCL.

  The following summary, which does not purport to be a complete statement of the differences between the GranCare Charter and Bylaws, the LCA Charter and Bylaws and the Paragon Charter and Paragon Bylaws, is qualified in its entirety by reference to the full text of each of such documents, the Stockholders Agreement and the DGCL. For information as to how such documents may be obtained, see "Available Information" and "Incorporation of Documents by Reference."

PREFERRED STOCK PURCHASE RIGHTS

  As described above ("Description of LCA Capital Stock--Rights to Purchase Preferred Stock") each present outstanding share of LCA Common Stock has an associated Preferred Stock Purchase Right. Such Preferred Stock Purchase Right may deter some takeover attempts and give the LCA Board the ability, consistent with its fiduciary duties, to respond to a takeover attempt in what the LCA Board believes to be the best interests of LCA and its stockholders. GranCare has no similar plan. The LCA Rights Plan will be amended in connection with the Mergers to no longer be effective.

CLASSIFIED BOARD OF DIRECTORS

  Section 141(d) of the DGCL provides that a corporation's board of directors may be divided into various classes with staggered terms of offices. Unlike the GranCare Charter and GranCare Bylaws, which do not provide for a classified board, the LCA Charter and LCA Bylaws presently provide that the LCA Board be divided into three classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, one class of directors is elected for a three-year term.

  Classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. With a board classified into three classes, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the board of directors. Such a delay may help ensure that LCA's directors, if confronted by a person attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternative to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of LCA, even though such a transaction could be beneficial to LCA and its stockholders.

  The Paragon Charter will not provide for a classified board. Instead, as is the case currently for GranCare, all directors will be elected annually for a one-year term.

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NUMBER OF DIRECTORS; REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF
DIRECTORS

  The GranCare Bylaws provide that the GranCare Board will set the number of directors, which number is currently set at eleven. The LCA Charter and LCA Bylaws provide that the LCA Board shall consist of such number of directors, not less than three or more than nine, as may be determined from time to time by resolution adopted by a vote of at least three-fourths of the entire LCA Board, which number is currently set at seven. The Paragon Charter and Paragon Bylaws provide that Paragon Board shall consist of such number of directors, not less than five nor more than 15, as may be determined from time to time by resolution adopted by a vote of at least two-thirds of the entire Paragon Board. Following the consummation of the Mergers, Apollo, LCA and GranCare have agreed that the Paragon Board shall consist of 11 members, six of whom shall initially be appointed by Apollo, three of whom shall be initially appointed by GranCare, one of whom shall initially be appointed by LCA and one of whom will be Mr. Keith B. Pitts (Paragon's Chief Executive Officer). See "Certain Other Agreements." The Paragon Bylaws will provide for all nominations to be made by the Nominating Committee.

  The GranCare Bylaws provide that any vacancies (including newly created directorships resulting from any increase in the authorized number of directors) shall be filled by a majority of the directors then in office, though less than a quorum, or by an affirmative vote at any annual or special meeting of the stockholders, called for the purpose of filling such directorship, of the holders of a majority of the outstanding shares of each class of capital stock then entitled to vote. Each successor director so chosen shall hold office until the next election and until his respective successor shall have been duly elected and qualified. The LCA Bylaws provide that any vacancies and newly created directorships shall be filled by the affirmative vote of a majority of the directors then in office unless the number of directors voting constitutes less than two-thirds of the number previously authorized, then by the affirmative vote of all directors then in office, though less than a quorum, or by a sole remaining director. The Paragon Bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of at least a two-thirds majority of the entire nominating committee, although by virtue of the Stockholders Agreement to be entered into by Apollo and Paragon, if any vacancy is caused by the death, resignation or removal of an Apollo designee, or if any such vacancy results from an increase in the number of directors such that the number of Apollo designees as compared to the total number of directors is less than Apollo's percentage ownership of Paragon Common Stock outstanding then Apollo will designate a person to fill such vacancy. Apollo will be able to designate such number of additional directors as will cause its percentage of the directors to be not less than its percentage ownership of Paragon Common Stock outstanding.

  The GranCare Bylaws provide that directors can be removed with or without cause at any annual or special meeting of stockholders, upon the affirmative vote of the holders of a majority in voting power of the outstanding shares of each class of capital stock then entitled to vote in person or by proxy at an election of directors, provided that notice of the intention to act upon such matter shall have been given in the notice calling such meeting. The LCA Charter provides that a director may not be removed during his term without cause. The Paragon Charter will provide that any member of the Paragon Board may be removed with or without cause by the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then outstanding shares of capital stock of Paragon entitled to vote in the election of directors, voting together as a single class.

ADJOURNMENT AND NOTICE OF STOCKHOLDER MEETINGS

  The GranCare Bylaws provide that if a quorum is not present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy (or if no stockholder entitled to vote is present, any officer of GranCare), may adjourn the meeting from time to time without notice other than announcement at the meeting of the time and place of the adjourned meeting unless the GranCare Board, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present in person or by proxy, provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting. The LCA Bylaws and the Paragon Bylaws provide that, if a quorum in not present or represented at any meeting of the stockholders, the

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stockholders entitled to vote, present in person or represented by proxy, have the power to adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum is present or represented.

  The GranCare Bylaws establish advance notice procedures in connection with the nomination of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of GranCare prior to the meeting at which directors are to be elected. The procedures also provide that at any annual meeting and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting, by, or at the direction of, the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of GranCare of such stockholders' intention to bring such business before the meeting. In all cases, to be timely, notice must be received by the Secretary of GranCare at the principal executive offices of GranCare not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth day prior to such annual meeting and not later than the close of business on the later of the sixtieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by GranCare. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. The notice must contain certain information specified in the GranCare Bylaws.

  Each of the LCA Bylaws and Paragon Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the LCA Board or Paragon Board, as the case may be, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of LCA or Paragon, as the case may be, prior to the meeting at which directors are to be elected. The procedures also provide that at any annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of LCA or Paragon, as the case may be, of such stockholder's intention to bring such business before the meeting. In all cases, to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of LCA or Paragon, as the case may be, not less than 30 days nor more than 60 days prior to the meeting as originally scheduled; provided, however, that if less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Any adjournment(s) or postponement(s) of the original meeting whereby the meeting will reconvene within 30 days from the original date shall be deemed for purposes of notice to be a continuation of the original meeting and no business may be brought before any such reconvened meeting unless timely notice of such business was given to the Secretary of LCA or Paragon, as the case may be, for the meeting as originally scheduled. The notice must contain certain information specified in the LCA Bylaws or Paragon Bylaws, as the case may be.

CALL OF SPECIAL STOCKHOLDER MEETINGS

  The GranCare Charter and GranCare Bylaws provide that special meetings of stockholders may be called only by the GranCare Board pursuant to a resolution adopted by a majority of the directors then serving, by the Chairman of the Board, if such office has been filled, or by the Chief Executive Officer, if the office of the Chairman has not been filled. The LCA Charter and LCA Bylaws and the Paragon Bylaws provide that special meetings of stockholders may be called at any time by the Board of Directors or by a committee of the Board of Directors that has been duly designated by the Board of Directors and whose power and authority, as provided in the resolution of the Board of Directors or in the LCA Bylaws or Paragon Bylaws, as the case may be,

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include the power to call such meetings. Special meetings of the stockholders of Paragon may also be called by one or more stockholders holding in the aggregate no less than 25% of the then outstanding shares of the Paragon Common Stock. Special meetings of the stockholders of LCA or Paragon may not be called by any other person or persons. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice.

STOCKHOLDER CONSENT IN LIEU OF MEETING

  The GranCare Charter provides that no action that is required or permitted to be taken by the stockholders of GranCare at any annual or special meeting of the stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent has expressly been approved in advance by the GranCare Board. The LCA Charter provides that no action may be taken by its stockholders except at an annual or special meeting of such stockholders and stockholders of LCA may not act by written consent. The Paragon Charter does not restrict stockholder action by written consent. The Paragon Bylaws provide that stockholder action permitted to be taken at an annual or at a special meeting of stockholders may be taken by written consent if such consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present.

BUSINESS COMBINATIONS

  Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless certain conditions are satisfied. One of the conditions includes prior approval by the board of directors of either the transaction in which a person became an "interested stockholder" or the "business combination."

  Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or if such stockholder is an affiliate or associate, within three years, did own) 15% or more of the corporation's voting stock.

  The Paragon Bylaws provide that any transaction whereby Apollo will transfer its rights under the Stockholders Agreement to another person (who would thereby become an "interested stockholder") must be approved by both a two-thirds vote of the entire board of directors and by a majority of the directors not having a financial interest in the transaction, and any such approval will be deemed approval under Section 203 of the DGCL.

  While the Recapitalization Merger (the transaction by which Apollo will become an "interested stockholder") has been approved by LCA Board of Directors, and thus the limitations on Apollo's effecting a "business combination" under Section 203 of the DGCL will not apply, the Paragon Bylaws provide that any transaction that Apollo proposes to enter into with Paragon that would have otherwise constituted a "business combination" must be approved by both two-thirds of the entire board of directors and by a majority of the directors who do not have a financial interest in the transaction.

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  The LCA Charter contains a "fair price" provision that requires the approval of holders of not less than 66 2/3% of the outstanding shares of voting stock of LCA (including not less than 66 2/3% of the outstanding shares of voting stock not owned, directly or indirectly, by persons who are Related Persons
(as defined below) unless the business combination is approved by the holders of not less than 90% of the outstanding shares of voting stock of LCA) as a condition for mergers, consolidations and certain other business combinations involving LCA and any Related Person. Related Persons include holders of 10% or more of LCA's outstanding voting stock and any affiliate of such person.
The 66 2/3% voting requirement of the "fair price" provision is not applicable to a business combination involving a holder of 10% or more of LCA's outstanding voting stock if (i) the acquisition by such holder of such stock or the transaction is approved in advance of such person becoming a holder of 10% of LCA's outstanding voting stock by not less than 75% of the directors of LCA then holding office; (ii) the business combination is between LCA and a wholly owned subsidiary; or (iii) all the following conditions are met: (a) the transaction is a merger or consolidation proposed to occur within one year of the time such holder acquired 10% of LCA's outstanding voting stock and the price to be paid to holders of LCA Common Stock is at least as high as the highest price paid by such holder in acquiring any of its Common Stock, (b) the consideration to be paid in the transaction is cash or the same form of consideration paid by such holder to acquire a majority of its holdings of LCA Common Stock, (c) between the date of the acquisition by such holder of 10% of LCA's outstanding voting stock and the transaction there has been no failure to declare and pay preferred quarterly stock dividends and no reduction in LCA Common Stock dividends (except as approved by a majority of the unaffiliated directors), no further acquisition of voting stock by such holder and no benefit, direct or indirect, received by such holder through loans or other financial assistance from LCA or tax credits or other tax advantages provided by LCA, and (d) a proxy statement shall have been mailed to stockholders of record at least 30 days prior to the consummation of the transaction for the purpose of soliciting stockholder approval of such transaction.

  The Paragon Charter will not contain the "fair price" provision of the LCA Charter described above.

SUPER-MAJORITY VOTE REQUIREMENTS

  Unless otherwise specified in the certificate of incorporation, the DGCL permits a corporation's certificate of incorporation to be amended by the affirmative vote of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a class.

  The LCA Charter provides that the vote of two-thirds of all shares of stock entitled to vote in the election of directors is required in order to amend the provisions regarding cumulative voting for and classification and number of directors, amendment of the LCA Bylaws, liability of directors, stockholder action without a meeting, and the stockholder vote required for certain business combinations. All other provisions of the LCA Charter may be amended as provided by statute.

  The GranCare Charter provides that it may be amended by the holders of a majority of the outstanding stock of each class of stock entitled to vote.

  The Paragon Charter will provide that the vote of two-thirds of all shares of stock entitled to vote in the election of directors will be required in order to amend the provisions regarding removal of directors, liability of directors, the alteration of bylaws by stockholder action and the procedures for amendments to the Paragon Charter.

  The Paragon Bylaws require the affirmative vote of at least two-thirds of the entire Paragon Board (determined by rounding such percentage of the entire Paragon Board to the nearest whole number) to authorize (i) certain business combinations including those involving Apollo, (ii) investments in lines of business other than those operated by LCA on June 1, 1997, (iii) the incurrence of new indebtedness in a principal amount in excess of $25,000,000, with specified exceptions, (iv) the issuance of equity securities and the declaration of dividends or distributions on equity securities otherwise than pursuant to employee benefit plans approved by the Board of Directors, (v) amendments to the Paragon Charter or the Paragon Bylaws, (vi) the designation of committees of the Board of Directors, (vii) the dissolution or liquidation of Paragon (or the filing of a

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petition for relief under the United States Bankruptcy Code), (viii) the giving of approvals under Section 203 of the DGCL, (ix) election or removal of officers of Paragon, (x) entering into any transaction with an officer or director of Paragon unless approval of the transaction has been delegated by vote two thirds of the entire Board of Directors to a committee which does not include such officer or director as a member, and (xi) any amendments or supplements to the Stockholders Agreement with Apollo.

  Because Apollo's nominees represent greater than one-third of the entire Paragon Board, Apollo may be able to prevent certain actions from being taken that require a super-majority vote of the Paragon Board. See "Certain Other Agreements--Stockholders Agreement."

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Section 145 of the DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. Sections 145(e) and 145(g), respectively, of the DGCL provide that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorney's fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. Section 145(b) of the DGCL provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, except only to the extent a court determines that the person is entitled to indemnity for such expenses that such court deems proper.

  The GranCare Charter provides that to the extent not prohibited by law, GranCare shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of GranCare to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of GranCare, or is or was serving in such capacity at the request of GranCare for any other corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other legal entity or enterprise against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements). Persons who are not directors or officers of GranCare may be similarly indemnified in respect of service to GranCare to the extent the Board of Directors of GranCare at any time specifies that such persons are entitled to such benefits. GranCare shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification, the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with defending any above-mentioned proceeding, in advance of the final disposition of such proceeding; provided, however, that, if then required by the DGCL, such expenses incurred by or on behalf of any director or officer or other person may be paid in advance of the final disposition of such proceeding only upon receipt by GranCare of an undertaking, by or on behalf of such director or officer (or other indemnified person), to repay any such amount so advanced, if it shall ultimately be determined that such director, officer or other person is not entitled to be indemnified for such expenses under existing law. The indemnification rights conferred by the GranCare Bylaws are not exclusive of any other right to which a person seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. GranCare is authorized to purchase and maintain insurance on behalf of its directors, officers, employees and agents.

  Each of the LCA Charter and LCA Bylaws and the Paragon Charter and Paragon Bylaws contain similar provisions relating to indemnification. Specifically, the LCA Bylaws and the Paragon Bylaws provide that such corporation shall indemnify any person who was or is an authorized representative of such corporation and who was or is a party, or is threatened to be made a party to any third party or corporate proceeding by reason of the fact that such person was or is an authorized representative of such corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party or corporate proceeding if such person acted in good faith and in a manner such person

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reasonably believed to be in, or not opposed to, the best interests of such corporation and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any proceeding by judgement, order, settlement, indictment, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of such corporation, and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful. However, with respect to corporate proceedings no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless and only to the extent that the Court of Chancery or the court in which such corporate proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Expenses actually and reasonably incurred by an officer or director or authorized representative in defending any third party proceeding or corporate proceeding shall be paid on behalf of an officer or director or authorized representative by such corporation in advance of the final disposition of such third party proceeding or corporate proceeding upon receipt of an undertaking by or on behalf of such officer or director or authorized representative to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by such corporation. Each such corporation is authorized to purchase and maintain insurance on behalf of its directors, officers, employees and agents.

DIRECTOR LIABILITY

  Section 102(b)(7) of the DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for damages for breach of the director's fiduciary duty subject to certain limitations. Each of the GranCare Charter, the LCA Charter and the Paragon Charter include such a provision, as set forth below, to the maximum extent permitted by law.

  The GranCare Charter provides that a director will not be personally liable to the corporation or its stockholders of monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Each of the LCA Charter and the Paragon Charter provide that a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemption or (iv) for any transaction from which the director derived an improper personal benefit. While these provisions provide directors with protection from liability for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of the corporation only if he or she is a director of the corporation and is acting in his or her capacity as director, and do not apply to officers of the corporation who are not directors.

AMENDMENTS TO BYLAWS

  Delaware law provides that the stockholders, and, if provided in the charter, the directors, are entitled to amend the bylaws. The GranCare Charter and GranCare Bylaws provide that the Board of Directors may make, alter or repeal the GranCare Bylaws subject to the right of the stockholders entitled to vote thereon to adopt, alter, amend, and repeal bylaws made by the GranCare Board or to make new bylaws provided, however, that the stockholders may adopt, alter, amend or repeal bylaws made by the GranCare Board or make new bylaws only upon the affirmative vote of the holders of a majority of the outstanding shares of each class of capital stock of GranCare entitled to vote. The LCA Bylaws provide that the LCA Board may make, alter or repeal the LCA Bylaws at any regular meeting of the stockholders or the LCA Board or at any special meeting of the

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stockholders or the LCA Board if notice of such alteration, amendment, repeal or adoption of new bylaws is contained in the notice of such special meeting, but, that changes to the LCA Bylaws may not be made, or such bylaws may not be repealed, altered, amended or rescinded by the stockholders except by the vote of the holders of not less than 66 2/3% of the total voting power of all shares of stock entitled to vote in the election of directors, considered for these purposes as one class.

  The Paragon Charter provides that the stockholders may amend the Paragon Bylaws by a vote of two-thirds of the total voting power of all the shares of stock entitled to vote in the election of directors considered as a single class and the Paragon Bylaws provide that the Paragon Board may amend such bylaws by affirmative vote of directors constituting at least two-thirds of the entire board of directors.

                                LEGAL OPINIONS

  The legality of the Paragon Common Stock will be passed upon for LCA by Mayor, Day, Caldwell & Keeton, L.L.P., counsel to LCA.

  Mayor, Day, Caldwell & Keeton, L.L.P., counsel to LCA, and Powell, Goldstein, Frazer & Murphy LLP, and Andrews & Kurth L.L.P., counsel to GranCare, have delivered opinions concerning certain federal income tax consequences of the Mergers.

  Mr. Rogers, a member of the LCA Board, is a partner in the firm of Mayor, Day, Caldwell & Keeton, L.L.P.

                                    EXPERTS

  The consolidated financial statements and schedules of Living Centers of America, Inc. and GranCare, Inc. appearing or incorporated by reference in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein or incorporated herein by reference, which with respect to the report pertaining to the financial statements of GranCare for the fiscal year ended December 31, 1994, is based in part on the report of KPMG Peat Marwick LLP, independent auditors. Such consolidated financial statements and schedules have been included herein or incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

  Whether or not the Mergers are consummated, any stockholder proposal intended to be presented at LCA's or Paragon's 1998 annual meeting of stockholders, must have been received by LCA by August 29, 1997, in order to be included in the company's proxy statement. If the GranCare Merger is not consummated, any GranCare Stockholder proposal to be presented at GranCare's 1998 annual meeting, must be received by GranCare by March 14, 1998 in order to be included in GranCare's proxy statement.

                            GLOSSARY OF SELECT TERMS

                                             DEFINED AS (PART OF PROXY
                TERM                           STATEMENT/PROSPECTUS)
                ----                         -------------------------
 Accountability Act...............  The Health Insurance Portability and
                                    Accountability Act of 1996 (Risk Factors)
 Amendment Proposal...............  Proposal for LCA stockholders to approve amendments to the LCA Charter as
                                    contemplated by the Recapitalization Merger
                                    Agreement (Prospectus Cover Pages)
 AMS Properties...................  AMS Properties, Inc., a wholly owned subsidiary of GranCare (Description of
                                    Financing)
 Annual Incentive Plan............  Certain cash incentive plans maintained by
                                    GranCare that provide for annual cash
                                    bonuses (Amendments to LCA Charter)
 Apollo...........................  Apollo Management, L.P. on behalf of one or more of its managed investment funds
                                    (Prospectus Cover Pages)
 Apollo Investors.................  Apollo and certain other purchasers of
                                    Paragon Common Stock in connection with the
                                    Recapitalization Merger (Prospectus Cover
                                    Pages)
 Apollo Letter....................  A letter agreement between Apollo and
                                    GranCare, dated May 7, 1997, relating to
                                    the reimbursement by GranCare of certain
                                    expenses incurred by Apollo (Summary)
 Apollo Sub.......................  A new wholly-owned subsidiary of Apollo
                                    Management, L.P. (Prospectus Cover Page)
 Apollo Sub Shares................  Common stock of Apollo Sub, par value $.01 per share (Description of the Transactions)
 APS..............................  American Pharmaceutical Services, LCA's
                                    pharmaceutical services subsidiary (Risk
                                    Factors)
 ARS..............................  American Rehabilitation Services, Inc.,
                                    LCA's rehabilitation services subsidiary
                                    (Description of the Transactions)
 BCC..............................  The Brian Center Corporation (Certain
                                    Information Concerning LCA)
 Chase............................  Chase Securities Inc. (Summary)
 Chase Opinion....................  Chase's written opinion dated September 15,
                                    1997 (Summary)
 CMB..............................  The Chase Manhattan Bank (Summary)
 Code.............................  The Internal Revenue code of 1986, as amended (Summary)
 Commission.......................  Securities and Exchange Commission
                                    (Prospectus Cover Pages)
 CON..............................  Certificate of Need (Certain Information
                                    Concerning LCA)
 Convertible Debentures...........  GranCare's outstanding 6.5% convertible debentures due 2003 (GranCare Management's
                                    Discussion And Analysis Of Financial
                                    Condition And Results Of Operations)

                                             DEFINED AS (PART OF PROXY
                TERM                           STATEMENT/PROSPECTUS)
                ----                         -------------------------
 Credit Facility..................  New credit facility in the aggregate amount of $300 million that has replaced the
                                    Predecessor Credit Facility (GranCare
                                    Management's Discussion And Analysis Of
                                    Financial Condition And Results Of
                                    Operations)
 CSFB.............................  Credit Suisse First Boston Corporation
                                    (Summary)
 Debt Financing...................  The New Credit Facility and the Senior
                                    Subordinated Debt (Summary)
 Deferred Compensation Program....  GranCare's deferred compensation program for eligible employees of GranCare
                                    (Director's And Officers Of Paragon
                                    Following The Merger)
 Deferred Plans...................  The LCA Deferred Retirement Income Plan and
                                    Retirement Savings 401(k) Plan (The
                                    Recapitalization Merger Agreement)
 DGCL.............................  The Delaware General Corporation Law
                                    (Prospectus Cover Pages)
 Discount Notes...................  Senior Subordinated Discount Notes due 2007
                                    (Summary)
 Distribution.....................  Distribution of all of the outstanding shares of GranCare's outstanding Common
                                    Stock to the shareholders of Old GranCare
                                    prior to the Vitalink Merger (Summary)
 Exchange Act.....................  Securities Exchange Act of 1934, as amended
                                    (Available Information)
 Exchange Agent...................  American Stock Transfer & Trust Company
                                    (The GranCare Merger Agreement)
 Exchange Ratio...................  The exchange ratio at which a share of
                                    GranCare Common Stock will be converted
                                    into 0.2346 of a share of Paragon Common
                                    Stock in the GranCare Merger Agreement
                                    (Summary)
 Existing GranCare Credit Facility  An existing $300 million term and revolving
  ................................  credit facility pursuant to the Existing
                                    GranCare Credit Agreement (Description of
                                    Financing)
 Existing GranCare Term Loans.....  A $100 million term loan all of which is outstanding (Description of Financing)
 Existing LCA Credit Agreement....  A Credit Agreement dated as of August 19,
                                    1996 relating to a $500 million unsecured
                                    senior revolving credit facility
                                    (Description of Financing)
 Existing LCA Credit Facility.....  LCA's existing $500 million credit facility with a syndicate of banks (Description of
                                    Financing)
 Financing Commitment Letter......  Commitment letter obtained from CMB and
                                    Chase (Summary)
 Form of LCA Stock Election.......  A form of election prepared and mailed by
                                    LCA to be used by LCA stockholders for
                                    making an LCA Stock Election (Prospectus
                                    Cover Pages)
 GCIHCC...........................  GCI Health Care Centers, Inc. (Description
                                    of Financing)
 GCIHCC Lease.....................  A master lease agreement dated as of June
                                    30, 1992 between HRPT and GCIHCC
                                    (Description of Financing)
 GranCare.........................  GranCare, Inc. (Prospectus Cover Page)
 GranCare Acquisition               Any merger, consolidation, business
  Transaction.....................  combination, liquidation, reorganization, sale of substantial assets, sale of shares
                                    of capital stock or similar transactions
                                    involving GranCare or any material
                                    subsidiary of GranCare (The GranCare Merger
                                    Agreement)

                TERM                       DEFINED AS (IN WHICH SECTION)
                ----                       -----------------------------
 GranCare Board...................  Board of Directors of GranCare (Prospectus
                                    Cover Pages)
 GranCare Bylaws..................  The GranCare Bylaws (Description Of LCA's
                                    Capital Stock)
 GranCare Cash Election Option....  An election (no longer included in the terms of the GranCare Merger) pursuant to
                                    which GranCare stockholders could elect in
                                    the aggregate to receive $10 per share in
                                    cash (subject to proration) for 10% of
                                    GranCare Common Stock in connection with
                                    the GranCare Merger (Background)
 GranCare Certificates............  Certificates representing outstanding shares of GranCare Common Stock (The
                                    GranCare Merger Agreement)
 GranCare Charter.................  The GranCare Certificate of Incorporation,
                                    as amended (Description Of LCA's Capital
                                    Stock)
 GranCare Common Stock............  Common stock of GranCare par value $.001 per share (Prospectus Cover Pages)
 GranCare Financial Advisors......  Smith Barney and Chase (Summary)
 GranCare Merger..................  The merger of GranCare with and into LCA
                                    Sub with GranCare as the surviving
                                    corporation, as a wholly-owned subsidiary
                                    of Paragon (Prospectus Cover Pages)
 GranCare Merger Agreement........  Agreement and Plan of Merger dated as of
                                    May 7, 1997 as amended and restated as of
                                    September 17, 1997 (Prospectus Cover Pages)
 GranCare Merger Consideration....  The right of each share of GranCare Common
                                    Stock to be converted into the right to
                                    receive 0.2346 shares of Paragon Common
                                    Stock (Summary)
 GranCare Merger Proposal.........  A proposal for GranCare Stockholders to approve and adopt the GranCare Merger
                                    Agreement (Prospectus Cover Pages)
 GranCare Options.................  Options to purchase shares of GranCare
                                    Common Stock (Summary)
 GranCare Plans...................  GranCare's 1996 Replacement Stock Option
                                    Plan, 1996 Stock Incentive Plan or Outside
                                    Directors' Stock Incentive Plan (Summary)
 GranCare Record Date.............  Close of business on September 2, 1997
                                    (Prospectus Cover Pages)
 GranCare Special Meeting.........  Special meeting of Stockholders of GranCare to be held in Atlanta, Georgia on October
                                    28, 1997, at 11 a.m., local time, and any
                                    and all adjournments or postponements
                                    thereof (Prospectus Cover Pages)
 GranCare Termination Fee.........  A fee payable by GranCare to LCA upon termination of the GranCare Merger
                                    Agreement under certain circumstances (The
                                    GranCare Merger Agreement)
 HRPT.............................  Health and Rehabilitation Properties Trust
                                    (Description of Financing)
 HRPT Acquisition Agreement.......  An Acquisition Agreement, Agreement to
                                    Lease and Mortgage Loan Agreement dated as
                                    of December 28, 1990 (Description of
                                    Financing)
 HRPT/GranCare Restructuring......  The restructuring of GranCare's relationship with HRPT (Summary)
 HRPT Letter of Credit............  An irrevocable letter of credit issued by
                                    First Union under the Existing GranCare
                                    Credit Facility in the amount of
                                    $15,000,000 payable to Vitalink in the
                                    event Vitalink makes any payments under the
                                    limited guaranty (Description of Financing)

                                             DEFINED AS (PART OF PROXY
                TERM                           STATEMENT/PROSPECTUS)
                ----                         -------------------------
 HRPT Loan........................  A mortgage loan to AMS Properties in the original principal amount of $11,500,000 of
                                    which HRPT is the holder (Description of
                                    Financing)
 HRPT Mortgage....................  Mortgage and security agreements dated as of March 31, 1995 that, in part, secure the
                                    HRPT Loan (Description of Financing)
 HRPT Obligations.................  Limited guaranty by Vitalink of the obligations or GranCare, AMS Properties,
                                    and GCIHCC and under the HPRT Mortgages,
                                    the GCIHCC Lease, and HRPT Loan
                                    (Description of Financing)
 HSR Act..........................  The Hart-Scott-Rodino Antitrust
                                    Improvements Act of 1976, as amended
                                    (Summary)
 Initial Maturity Date............  1 year from the date of issue of the
                                    Standby Senior Subordinated Credit Facility
                                    (Description of Financing)
 Institutional Pharmacy Business..  Old GranCare's institutional pharmacy business (also called TeamCare) (Summary)
 IRS..............................  Internal Revenue Service (The
                                    Recapitalization Merger Agreement)
 June 12 GranCare Merger            The GranCare Merger Agreement as amended
  Agreement.......................  and restated as of June 12, 1997
                                    (Description of the Transactions)
 June 12 Merger Agreements........  The Merger Agreements as amended and restated as of June 12, 1997 (Description
                                    of the Transactions)
 June 12 Recapitalization
 Merger Agreement.................  The Recapitalization Merger Agreement as
                                    amended and restated as of June 12, 1997
                                    (Description of the Transactions)
 LCA..............................  Living Centers of America, Inc. (Prospectus
                                    Cover Pages)
 LCA Acquisition Transaction......  Any merger, consolidation, business combination, liquidation, reorganization,
                                    sale of substantial assets, sale of shares
                                    of capital stock or similar transactions
                                    involving LCA or any material subsidiary of
                                    LCA (The Recapitalization Merger Agreement)
 LCA Bylaws.......................  LCA Bylaws (Description Of LCA's Capital
                                    Stock)
 LCA Board........................  Board of Directors of LCA (Prospectus Cover
                                    Pages)
 LCA Cash Price...................  $40.50 per share of LCA Common Stock in cash (Prospectus Cover Pages)
 LCA Charter......................  Restated Certificate of Incorporation of
                                    LCA (Prospectus Cover Pages)
 LCA Common Stock.................  Common stock of LCA, par value $.01 per share (Prospectus Cover Pages)
 LCA Electing Shares..............  LCA Common Stock in respect of which an LCA
                                    Stock Election has been made (Prospectus
                                    Cover Pages)
 LCA Election Deadline............  5:00 p.m. New York City time on the business day immediately preceding the day
                                    on which the vote on the Recapitalization
                                    Merger is taken at the LCA Special Meeting
                                    (or any adjournment thereof) (Prospectus
                                    Cover Pages)
 LCA Financial Advisors...........  CSFB and NationsBanc (Summary)
 LCA Proposals....................  The Recapitalization Proposal, the LCA
                                    Stock Issuance Proposal and the Amendment
                                    Proposal (Prospectus Cover Pages)
 LCA Record Date .................  Close of business on September 2, 1997
                                    (Prospectus Cover Pages)
 LCA Retained Share Number........  1,905,748 shares of LCA Common Stock
                                    (Prospectus Cover Pages)

                                             DEFINED AS (PART OF PROXY
                TERM                           STATEMENT/PROSPECTUS)
                ----                         -------------------------
 LCA Retained Shares..............  The 1,905,748 shares of LCA Common Stock outstanding immediately prior to the
                                    effective time of the Recapitalization
                                    Merger to remain outstanding as shares of
                                    Paragon Common Stock (Prospectus Cover
                                    Pages)
 LCA Rights.......................  Options, warrants or rights to acquire shares of LCA Common Stock (including,
                                    without limitation, any stock option, stock
                                    purchase, restricted stock or other plan),
                                    whether or not such options or rights are
                                    then vested or exercisable (Summary)
 LCA Rights Agreement.............  A Rights Agreement dated as of November 17,
                                    1994, as it may from time to time be
                                    supplemented or amended between LCA and
                                    Chemical Bank (Description Of LCA's Capital
                                    Stock)
 LCA Special Committee............  The special committee of the LCA Board
                                    (Summary)
 LCA Special Meeting .............  Special meeting of Stockholders of LCA to be held in Houston, Texas on October 28,
                                    1997 at 10:00 a.m., local time, and any or
                                    all adjournments or postponements thereof
                                    (Prospectus Cover Pages)
 LCA Stock Election...............  An election by an LCA stockholder to retain
                                    LCA Common Stock as LCA Retained Shares
                                    (Prospectus Cover Pages)
 LCA Stock Issuance Proposal......  Proposal for LCA stockholders to approve the issuance of shares of Paragon Common
                                    Stock to Grancare stockholders (Prospectus
                                    Cover Pages)
 LCA Stock Plans..................  Any LCA employee benefit or stock plan
                                    (including, without limitation, any stock
                                    option, stock purchase, restricted stock or
                                    other plan) (The Recapitalization Merger
                                    Agreement)
 LCA Sub..........................  LCA Acquisition Sub, Inc., a wholly owned subsidiary of LCA (Prospectus Cover Pages)
 Manor Care.......................  Manor Care, Inc. (Summary)
 Medicaid.........................  Healthcare assistance to low income individuals (Certain Information Concerning
                                    GranCare)
 Mergers..........................  The Recapitalization Merger and the
                                    GranCare Merger (Prospectus Cover Pages)
 NationsBanc......................  NationsBanc Capital Markets, Inc. (Summary)
 New Credit Facility..............  $840 million credit facility to replace the existing LCA Credit Facility (Description
                                    of Financing)
 Non-Apollo Affiliate Directors...  Seven of the 11 Paragon directors who are not Apollo partners, officers, directors or
                                    employees or otherwise associated with
                                    Apollo (Certain Other Agreements)
 Non-Competition Agreement........  GranCare's non-competition agreement entered into with Vitalink and Manor Care
                                    in connection with the Vitalink Merger
                                    (Summary)
 Notes............................  Senior Subordinated Notes and Senior
                                    Subordinated Discount Notes
 NYSE.............................  New York Stock Exchange (Prospectus Cover
                                    Pages)
 OBRA.............................  The Omnibus Budget Reconciliation Act of
                                    1987 (Certain Information Concerning
                                    GranCare)
 OBRA '93.........................  Omnibus Budget Reconciliation Act of 1993
                                    (Certain Information Concerning GranCare)
 Old GranCare.....................  GranCare, Inc., a California corporation and the predecessor to the current
                                    "GranCare" entity and from which the
                                    current "GranCare" entity was spun off in
                                    February 1997 in the Distribution. Old
                                    GranCare was merged into Vitalink following
                                    this Spin-off (Summary)

                                             DEFINED AS (PART OF PROXY
                TERM                           STATEMENT/PROSPECTUS)
                ----                         -------------------------
 Omega............................  Omega Healthcare Investors, Inc.
                                    (Description of Financing)
 Omega Loan.......................  A loan granted by Omega to PHCMI
                                    (Description of Financing)
 Omega Loan Agreement.............  The Omega Notes and the related Michigan
                                    Loan Agreement dated as of June 7, 1992, as
                                    amended (Description of Financing)
 Omega Note.......................  A $58,800,000 mortgage note executed by
                                    PHCMI on August 14, 1992 in favor of Omega
                                    (Description of Financing)
 Original Merger Agreements.......  The GranCare Merger Agreement dated as of
                                    May 7, 1997 and the Recapitalization Merger
                                    Agreement dated as of May 7, 1997 (Summary)
 Other Bidder's Final Offers......  Indication by the Other Bidder that its latest offers represented its final offers
                                    (Description of the Transactions)
 Paragon..........................  Paragon Health Network, Inc. as the
                                    surviving corporation in the
                                    Recapitalization Merger (Prospectus Cover
                                    Pages)
 Paragon Board....................  The Board of Directors of Paragon (Summary)
 Paragon Bylaws...................  The LCA Bylaws (as they would be amended at the effective time of the Recapitalization
                                    Merger), which pursuant to the
                                    Recapitalization Merger Agreement will
                                    become the Bylaws of Paragon (Description
                                    Of LCA's Capital Stock)
 Paragon Charter..................  The proposed Amended and Restated
                                    Certificate of Incorporation of Paragon
                                    (Prospectus Cover Pages)
 Paragon Common Stock.............  Common stock of Paragon, par value $.01 per share (Prospectus Cover Pages)
 Paying Agent.....................  American Stock Transfer & Trust Company
                                    (The Recapitalization Merger Agreement)
 Pharmacy Agreements..............  GranCare's agreements with Vitalink pursuant to which Vitalink will supply
                                    certain pharmaceutical supplies and
                                    consulting services to GranCare skilled
                                    nursing facilities (Risk Factors)
 Preferred Stock..................  5,000,000 shares of preferred stock, par value $.01 per share, of LCA (Description
                                    Of LCA's Capital Stock)
 Preferred Stock Purchase Right...  A dividend of one right to purchase preferred stock (Description Of LCA's
                                    Capital Stock)
 Proposals........................  The GranCare Merger Proposal together with the LCA Proposals (Prospectus Cover Pages)
 Proposed Revisions...............  The revisions to the June 12 Merger
                                    Agreements as amended as of September 9,
                                    1997 as proposed by Apollo (Description of
                                    the Transactions--Background to the
                                    Transactions)
 Proxy Statement/Prospectus.......  This Joint Proxy Statement/Prospectus of
                                    LCA and GranCare (Prospectus Cover Pages)
 Recapitalization Merger..........  Recapitalization of LCA by the merger of
                                    Apollo Sub with and into LCA with LCA as
                                    the surviving corporation to be renamed
                                    Paragon (Prospectus Cover Pages)
 Recapitalization Merger            The Agreement and Plan of Merger dated as
  Agreement.......................  of May 7, 1997, as amended and restated as of September 17, 1997 (Prospectus Cover
                                    Pages)

                                             DEFINED AS (PART OF PROXY
                TERM                           STATEMENT/PROSPECTUS)
                ----                         -------------------------
 Recapitalization Proposal........  Proposal for LCA Stockholders to adopt and approve the Recapitalization Merger
                                    Agreement (Prospectus Cover Pages)
 Recapitalization Termination       A fee payable by LCA to Apollo upon
  Fee.............................  termination of the Recapitalization Merger
                                    Agreement under certain circumstances (The
                                    Recapitalization Merger Agreement)
 Registerable Shares..............  The shares of Paragon Common Stock acquired by Apollo Investors in the Recapitalization
                                    Merger (Certain Other Agreements)
 Registration Rights Agreement....  An agreement between Paragon and the Apollo
                                    Investors entitling Apollo to require
                                    Paragon to register the shares of Paragon
                                    Common Stock acquired by the Apollo
                                    Investors in the Recapitalization Merger
                                    (Certain Other Agreements)
 Registration Statement...........  The Registration Statement on Form S-4 of
                                    which this Proxy Statement/Prospectus is a
                                    part (Prospectus Cover Pages)
 Related Persons..................  Persons who are beneficial owners of 10% or more of LCA Common Stock and any of their
                                    affiliates (Amendments to LCA Charter)
 Replacement Options..............  A fully vested option to purchase shares of
                                    Paragon Common Stock to replace the
                                    GranCare Options (The GranCare Merger
                                    Agreement)
 Restructuring....................  Certain transactions engaged in by Old
                                    GranCare and GranCare on February 12, 1997
                                    (The GranCare Merger Agreement)
 Revolving Credit Facility........  A 6.5 year revolving credit facility in the maximum amount of $150,000,000 of LCA
                                    (Description of Financing)
 Revolving Loans..................  Advances under the Revolving Credit
                                    Facility (Description of Financing)
 Right Consideration..............  The formula consideration to be received by holders of LCA Rights (The Recapitalization
                                    Merger Agreement)
 Rights Agreement Amendment.......  An amendment to the LCA Rights Agreement
                                    (The Recapitalization Merger Agreement)
 Section 262......................  Section 262 of the DGCL (Stockholders'
                                    Rights Of Appraisal)
 Securities Act...................  Securities Act of 1933, as amended (Cover
                                    Page)
 Senior Subordinated Debt.........  The Notes and the Standby Senior
                                    Subordinated Credit Facility (Summary)
 Senior Subordinated Discount       Senior subordinated discount notes due 2007
  Notes...........................  issued in a principal amount to yield proceeds of $200 million (Summary)
 Senior Subordinated Notes........  $300 million of senior subordinated notes due 2007 (Summary)
 Skilled Nursing Business.........  All of Old GranCare non-institutional pharmacy business, skilled nursing, home
                                    health care, assisted living and contract
                                    management businesses and related costs
                                    (Summary)
 Smith Barney.....................  Smith Barney Inc. (Summary)
 Special Meetings.................  GranCare Special Meeting together with the
                                    LCA Special Meeting (Prospectus Cover
                                    Pages)

                                             DEFINED AS (PART OF PROXY
                TERM                           STATEMENT/PROSPECTUS)
                ----                         -------------------------
 Standby Senior Subordinated
 Credit Facility..................  A standby senior subordinated credit facility in the aggregate amount of $500
                                    million that CMB has agreed to provide to
                                    Paragon in the event that the offering of
                                    the Senior Subordinated Notes is not
                                    consummated (Summary)
 Stockholders Agreement...........  The Stockholder agreement to be entered into between The Apollo Investors and
                                    Paragon with respect to the governance of
                                    Paragon (Summary)
 TeamCare.........................  Old GranCare's institutional pharmacy business (also called Institutional
                                    Pharmacy Business) (Summary)
 Tenant Entities..................  AMS Properties, Inc. and GCI Health Care
                                    Centers, Inc. (Description of Financing)
 Term Loans ......................  Tranche A Term Loans, Tranche B Term Loans
                                    and Tranche C Term Loans (Description of
                                    Financing)
 Termination Fee..................  A fee payable to Vitalink and ManorCare in consideration of the early termination of
                                    the Non-Competition Agreement (Summary)
 TRA..............................  Termination and Release Agreement dated
                                    September 3, 1997 (Summary)
 Transactions.....................  The Mergers, including the New Credit
                                    Facility, the Senior Subordinated Notes,
                                    the Standby Senior Subordinated Credit
                                    Facility and approval of the Amendment
                                    Proposal (Summary)
 Vitalink.........................  Vitalink Pharmacy Services, Inc. (Summary)
 Vitalink Merger..................  The merger of Old GranCare with and into
                                    Vitalink (Summary)
 Working Capital Commitment.......  Up to $75 million that may be advanced to
                                    GranCare and be outstanding at any time
                                    under the revolving loan commitment for
                                    working capital and other general corporate
                                    purposes (Description of Financing)

                         INDEX TO FINANCIAL STATEMENTS

                                   CONTENTS

GRANCARE, INC.
Reports of Independent Auditors........................................... F-2
Audited Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1996 and 1995............ F-4
  Consolidated Statements of Income for the years ended December 31, 1996,
   1995 and 1994.......................................................... F-5
  Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1996, 1995
   and 1994............................................................... F-6
  Consolidated Statements of Cash Flows for the years ended December 31,
   1996, 1995 and 1994.................................................... F-7
  Notes to Consolidated Financial Statements.............................. F-9
  Schedule II--Valuation and Qualifying Accounts.......................... F-31
Unaudited Condensed Consolidated Financial Statements
  Unaudited Condensed Consolidated Balance Sheet as of June 30, 1997...... F-32
  Unaudited Condensed Consolidated Statements of Income for the three and six-month periods ended June 30, 1997 and 1996......................... F-33
  Unaudited Condensed Consolidated Statements of Shareholders' Equity as
   of June 30, 1997....................................................... F-34
  Unaudited Condensed Consolidated Statements of Cash Flows for the three and six-month periods ended June 30, 1997 and 1996..................... F-35
  Notes to Unaudited Condensed Consolidated Financial Statements.......... F-36
LIVING CENTERS OF AMERICA, INC.

  The financial statements of LCA have been incorporated by reference into this Proxy Statement/Prospectus. See "Incorporation of Documents by Reference."

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
GranCare, Inc.

  We have audited the consolidated balance sheets of GranCare, Inc. (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Evergreen Healthcare, Inc. (Evergreen) which became a wholly-owned subsidiary in 1995, as of December 31, 1994 and for the year then ended. The Evergreen amounts represent 21% of the consolidated total assets at December 31, 1994 and 38% of consolidated net income for the year then ended. The financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, with respect to the consolidated financial statements as of and for the year ended
December 31, 1994, insofar as it relates to data included for Evergreen, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GranCare, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Atlanta, Georgia
February 25, 1997, except for Note 13 as to which the date is March 6, 1997

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Evergreen Healthcare, Inc.

We have audited the consolidated statements of operations, stockholders' equity and cash flows of Evergreen Healthcare, Inc. and subsidiaries (Company) for the year ended December 31, 1994 (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Evergreen Healthcare, Inc. and subsidiaries for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Indianapolis, Indiana
August 17, 1995

                                 GRANCARE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                        ----------------------
                                                           1996        1995
                                                        ----------  ----------
                                                        DOLLARS IN THOUSANDS
ASSETS
Current assets:
  Cash and cash equivalents............................ $   14,512  $   17,738
  Accounts receivable, less allowance for doubtful ac-
   counts (1996--$11,209 and 1995--$10,856)............    233,335     173,068
  Inventories..........................................     17,312      13,527
  Notes receivable (Notes 4 and 13)....................     24,520       4,100
  Prepaid expenses and other current assets............     18,786      12,398
  Deferred income taxes (Note 8).......................      9,239      10,933
                                                        ----------  ----------
Total current assets...................................    317,704     231,764
Property and equipment:
  Land and improvements................................     10,382      10,238
  Buildings and improvements...........................    176,846     192,875
  Equipment............................................     84,308      66,929
                                                        ----------  ----------
                                                           271,536     270,042
  Less accumulated depreciation........................    (64,387)    (55,689)
                                                        ----------  ----------
                                                           207,149     214,353
Other assets:
  Investments, at fair value (Notes 5 and 12)..........     38,933      30,305
  Goodwill (accumulated amortization: 1996--$10,332;
   1995--$5,535).......................................    133,152     120,946
  Other intangibles (accumulated amortization: 1996--
   $9,700; 1995--$8,051)...............................     11,613       9,793
  Other (Note 2).......................................     39,488      38,000
                                                        ----------  ----------
Total assets...........................................   $748,039  $  645,161
                                                        ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses................ $   79,824  $   72,935
  Accrued wages and related liabilities................     21,541      24,069
  Interest payable.....................................      8,235       6,793
  Notes payable and current maturities of long-term
   debt (Notes 4, 5 and 12)............................      7,535       4,937
                                                        ----------  ----------
Total current liabilities..............................    117,135     108,734
Long-term debt (Notes 4, 5 and 12).....................    382,242     334,668
Deferred income taxes (Note 8).........................     23,084      16,735
Other..................................................     11,278      12,425
Commitments and contingencies (Notes 6 and 7)
Shareholders' equity (Note 9):
  Common stock; no par value; 50,000,000 shares autho-
   rized (shares issued: 1996--23,677,825 and 1995--
   23,948,728).........................................    123,378     134,699
  Treasury stock, at cost (1995--915,000 shares).......        --      (18,700)
  Equity component of minimum pension liability........       (542)       (465)
  Unrealized gain on investments (net of income taxes:
   1996--$4,573; 1995--$3,453).........................      6,885       5,206
  Retained earnings....................................     84,579      51,859
                                                        ----------  ----------
                                                           214,300     172,599
                                                        ----------  ----------
Total liabilities and shareholders' equity.............   $748,039  $  645,161
                                                        ==========  ==========

                            See accompanying notes.

                                 GRANCARE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                   YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1996        1995       1994
                                              ----------- ---------- ----------
                                              DOLLARS AND SHARES IN THOUSANDS,
                                                    EXCEPT PER SHARE DATA
REVENUES
Net patient revenues........................  $   977,787 $  811,402 $  701,783
Investment and other income (Note 2)........       25,336      5,060     15,688
                                              ----------- ---------- ----------
Total revenues..............................    1,003,123    816,462    717,471
EXPENSES
Operating expenses:
  Salary and related........................      417,046    360,530    322,471
  Rent and property.........................       56,895     51,206     44,291
  Other operating...........................      396,400    308,982    266,774
                                              ----------- ---------- ----------
                                                  870,341    720,718    633,536
Depreciation and amortization...............       25,949     21,611     16,440
Interest expense and financing charges......       35,659     27,054     21,481
Nonrecurring costs--exit, merger and other
 costs (Notes 4 and 13).....................       18,400     11,750        --
Restructuring costs (Note 13)...............          --         --       8,200
                                              ----------- ---------- ----------
Total expenses..............................      950,349    781,133    679,657
                                              ----------- ---------- ----------
Income before income taxes..................       52,774     35,329     37,814
Income taxes................................       20,054     14,765     13,524
                                              ----------- ---------- ----------
Net income..................................  $    32,720 $   20,564 $   24,290
                                              =========== ========== ==========
NET INCOME PER COMMON AND COMMON EQUIVALENT
 SHARE:
  Primary...................................  $      1.36 $     0.86 $     1.07
                                              =========== ========== ==========
  Fully diluted.............................  $      1.33 $     0.86 $     1.07
                                              =========== ========== ==========
Weighted average number of common and common
 equivalent shares outstanding:
  Primary...................................       24,084     23,794     22,631
                                              =========== ========== ==========
  Fully diluted.............................       26,527     23,919     24,966
                                              =========== ========== ==========

                            See accompanying notes.

                                 GRANCARE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                               EQUITY
                                              COMPONENT
                                                 OF
                                               MINIMUM  UNREALIZED
                           COMMON   TREASURY   PENSION    GAIN ON   RETAINED
                           STOCK     STOCK    LIABILITY INVESTMENTS EARNINGS  TOTAL
                          --------  --------  --------- ----------- -------- --------
                                            DOLLARS IN THOUSANDS
Balances at January 1,
 1994...................  $ 80,960  $(5,030)    $(164)    $4,200    $ 7,005  $ 86,971
 Issuance of 221,655
  shares of common stock
  on exercise of
  warrants and options
  (Note 9)..............     1,603      --        --         --         --      1,603
 Issuance of 1,000,000
  shares of common stock
  in connection with LTC
  acquisition (Note 4)..    20,000      --        --         --         --     20,000
 Issuance of 5,048
  shares of common stock
  on conversion of debt
  issued in connection
  with a 1993
  acquisition...........       100      --        --         --         --        100
 Issuance of 2,421,875
  shares of common stock
  in public offering....    28,478      --        --         --         --     28,478
 Issuance of 77,500
  shares of common stock
  in connection with HS
  Healthcare acquisition
  (Note 4)..............     1,000      --        --         --         --      1,000
 Unrealized loss on
  investments, net of
  income taxes of $550..       --       --        --        (825)       --       (825)
 Net income.............       --       --        --         --      24,290    24,290
 Minimum pension
  liability adjustment..       --       --       (200)       --         --       (200)
                          --------  -------     -----     ------    -------  --------
Balances at December 31,
 1994...................   132,141   (5,030)     (364)     3,375     31,295   161,417
 Issuance of 769,799
  shares of common stock
  on exercise warrants
  and options (Note 9)..     2,476      --        --         --         --      2,476
 Issuance of 5,500
  shares of common
  stock.................        82      --        --         --         --         82
 Repurchase of 715,000
  shares of common
  stock.................       --   (13,670)      --         --         --    (13,670)
 Unrealized gain on
  investments, net of
  income taxes of
  $1,203................       --       --        --       1,831        --      1,831
 Net income.............       --       --        --         --      20,564    20,564
 Minimum pension
  liability adjustment..       --       --       (101)       --         --       (101)
                          --------  -------     -----     ------    -------  --------
Balances at December 31,
 1995...................   134,699  (18,700)     (465)     5,206     51,859   172,599
 Issuance of 448,573
  shares of common stock
  on exercise warrants
  and options (Note 9)..     3,897      --        --         --         --      3,897
 Issuance of 95,524
  shares of common stock
  under stock incentive
  plans.................     1,619      --        --         --         --      1,619
 Issuance of 100,000
  shares of common stock
  in connection with
  Innovative
  acquisition...........     1,863      --        --         --         --      1,863
 Cancellation of 915,000
  shares of common stock
  held in treasury......   (18,700)  18,700       --         --         --        --
 Unrealized gain on
  investments, net of
  income taxes of
  $1,120................       --       --        --       1,679        --      1,679
 Net income.............       --       --        --         --      32,720    32,720
 Minimum pension
  liability adjustment..       --       --        (77)       --         --        (77)
                          --------  -------     -----     ------    -------  --------
Balances at December 31,
 1996...................  $123,378  $   --      $(542)    $6,885    $84,579  $214,300
                          ========  =======     =====     ======    =======  ========

                            See accompanying notes.

                                 GRANCARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               YEAR ENDED DECEMBER 31,
                                              ----------------------------
                                                1996      1995      1994
                                              --------  --------  --------
                                                 DOLLARS IN THOUSANDS
OPERATING ACTIVITIES
Net income..................................  $ 32,720  $ 20,564  $ 24,290
Adjustments to reconcile net income to net
 cash (used in) provided by operating
 activities:
  Provision for doubtful accounts...........     7,318     6,281     7,918
  Depreciation..............................    18,266    15,258    13,843
  Amortization..............................     7,683     6,353     2,597
  Gain on sale of investments and other as-
   sets.....................................   (19,135)     (829)  (12,518)
  Deferred income taxes.....................      (754)    1,171      (333)
  Amortization of deferred financing costs..       947       531       522
  Restructuring costs.......................       --        --      8,200
  Non-cash one-time charges.................    17,100       --        --
  Changes in operating assets and liabilities net of
   effects of acquisitions
   (Note 4):
    Accounts receivable.....................   (74,745)  (49,018)  (33,491)
    Prepaid expenses and other current as-
     sets...................................      (696)   (6,414)    1,109
    Accounts payable, accrued wages and
     other accrued expenses.................    (2,067)   15,388     2,145
    Interest payable........................     1,442     3,110       769
    Other...................................   (10,271)   (3,400)   (1,320)
                                              --------  --------  --------
Net cash (used in) provided by operating ac-
 tivities...................................   (22,192)    8,995    13,731
INVESTING ACTIVITIES
Acquisition of businesses (net of cash ac-
 quired of $2,469 in 1994)..................   (16,451)  (68,467)  (49,414)
Purchases of property and equipment.........   (32,420)  (23,495)  (14,938)
Proceeds from disposition of property and
 equipment..................................       994     4,155    13,726
Purchases of investments....................    (4,416)   (6,944)   (6,978)
Proceeds from sale of unconsolidated affili-
 ate........................................    24,600       --        --
Other.......................................    (1,275)   (1,029)   (3,822)
                                              --------  --------  --------
Net cash used in investing activities.......   (28,968)  (95,780)  (61,426)
FINANCING ACTIVITIES
Issuance of stock...........................       --         82    29,063
Payment of stock issuance costs.............       --        --       (585)
Proceeds from exercise of warrants and op-
 tions......................................     3,897     2,776     1,603
Purchase of treasury stock..................       --    (13,670)      --
Long-term debt payments.....................   (29,690) (177,870)  (23,207)
Proceeds from long-term debt borrowings.....    74,400   270,018    44,787
Repayments of short-term notes payable......       --        --       (600)
Payment of debt issuance costs..............      (673)   (5,424)   (1,136)
                                              --------  --------  --------
Net cash provided by financing activities...    47,934    75,912    49,925
                                              --------  --------  --------
Net (decrease) increase in cash and cash
 equivalents................................    (3,226)  (10,873)    2,230
Cash and cash equivalents at beginning of
 year.......................................    17,738    28,611    26,381
                                              --------  --------  --------
Cash and cash equivalents at end of year....  $ 14,512  $ 17,738  $ 28,611
                                              ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFOR-
 MATION
  Interest paid.............................  $ 32,432  $ 22,566  $ 20,712
                                              ========  ========  ========
  Income taxes paid.........................  $ 24,917  $ 17,964  $ 14,406
                                              ========  ========  ========

                            See accompanying notes.

                                GRANCARE, INC.

SUPPLEMENTAL CASH FLOW INFORMATION

ACQUISITIONS

  The 1996, 1995 and 1994 acquisitions (see Note 4) had the following effects on cash:

                                                  YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1996      1995      1994
                                                 --------  --------  --------
                                                    DOLLARS IN THOUSANDS
Fair values of assets acquired (net of cash
 received)...................................... $(21,954) $(75,317) $(90,713)
Fair values of liabilities assumed..............    3,640     6,850    20,299
                                                 --------  --------  --------
                                                  (18,314)  (68,467)  (70,414)
Issuance of stock...............................    1,863       --     21,000
                                                 --------  --------  --------
Net effect on cash.............................. $(16,451) $(68,467) $(49,414)
                                                 ========  ========  ========

NONCASH TRANSACTIONS

  During 1996, the Company issued 95,524 shares of common stock to employees under various stock incentive and award plans.

  In conjunction with the sale of the four long-term health care facilities located in Michigan in the first quarter of 1996, the Company provided purchase money financing in the amount of $17,550,000 evidenced by an interest bearing promissory note due and payable in 1997.

  Plant and equipment acquired under financing notes and capital lease arrangements aggregated approximately $2,364,000, $1,021,000, and $3,222,000 in 1996, 1995, and 1994 respectively.



                            See accompanying notes.

                                GRANCARE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

  GranCare, Inc. (GranCare or the Company) merged with Evergreen Healthcare, Inc. (Evergreen) on July 20, 1995 (the Merger). On that date, GranCare issued approximately 9,673,000 shares of its common stock in exchange for the approximately 12,500,000 shares of Evergreen common stock then outstanding based on an exchange ratio of its shares of GranCare common stock for each share of Evergreen common stock.

  The consolidated financial statements give retroactive effect to the Merger, which has been accounted for using the pooling-of-interests method and, as a result, the financial position, results of operations and cash flows are presented as if the combining companies had been consolidated for all periods presented. The consolidated statements of shareholders' equity also reflect retroactive combination of the accounts of GranCare and Evergreen for all periods presented, with adjustments to outstanding shares based on the exchange ratio.

  Evergreen amounts for the 1994 consolidated financial statements have been conformed to the Company's December 31 year-end.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business and Consolidation The Company operates approximately 140 leased and owned long-term health care facilities that provide skilled nursing and residential care services in 15 states. In addition, the Company also owns and operates or serves 33 institutional pharmacies operating under the name "TeamCare", a specialty hospital geriatric services company, which manages approximately 145 geriatric care units in acute hospitals in 20 states, and home health operations in four states.

  The facilities and pharmacy divisions represented approximately 67% and 24%, respectively, of the total net patient revenues of the Company. Substantially all of the facilities and pharmacies receive benefits under the Medicare and Medicaid programs. These programs are highly regulated and subject to periodic change.

  The consolidated financial statements include the accounts of GranCare and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in affiliates in which the Company has less than a 50% interest are accounted for by the equity method.

  Use of Estimates The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents The Company considers all highly liquid instruments purchased with original maturity dates of three months or less to be cash equivalents.

  Inventories Inventories are stated at the lower of cost, using the first-in, first-out method, or market value. Inventories consist primarily of purchased pharmaceuticals and various medical equipment of the pharmacies and supplies used in the care of residents in long-term health care facilities.

  Property and Equipment Property and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as stated below. Leases and leasehold improvements that have been capitalized are amortized over the lives of the leases. Amortization of these assets is included in depreciation expense.

         Buildings and improvements.................... 8-35 years
         Equipment.....................................  5-7 years

                                GRANCARE, INC.

  Goodwill and Other Intangibles In connection with the Company's acquisitions, costs in excess of the amounts assigned to identifiable assets acquired, less liabilities assumed, are recorded as goodwill. Goodwill is amortized on a straight-line basis principally over a period of 35 years. Goodwill recorded in the Cornerstone acquisition (unamortized balance of $46,721,000 at December 31, 1996) is being amortized over 25 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the present value of estimated future cash flows using a discount rate commensurate with the risks involved, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

  Other intangibles, which primarily were obtained in connection with the Company's acquisitions, mainly represent covenants not to compete and lease contract rights that are amortized over the terms of the noncompetition agreements and leases, respectively.

  Other Assets The Company defers financing costs incurred to obtain long-term debt and amortizes such costs using the straight-line method over the term of the related obligation. An investment in an unconsolidated affiliate at December 31, 1995 consisted of a 28% owned interest in Alternative Living Services, Inc. (ALS), which was recorded using the equity method. In 1994, the Company's 53% interest in ALS was consolidated with the Company. The remaining other assets are individually not significant in their impact to the Company. On August 5, 1996, the Company sold its entire interest in ALS, resulting in net proceeds to the Company of approximately $24.6 million and an approximate $18.0 million gain on the sale. The gain is reported in investment and other income in the accompanying Consolidated Statements of Income.

  Reserve for Worker's Compensation Losses and Loss Adjustment Expenses The reserve for worker's compensation losses and loss adjustment expenses represents the estimated ultimate net cost of all reported and unreported losses incurred through the date of the balance sheet. Such estimates are based on case-basis estimates of losses reported prior to the date of the balance sheet, estimates (based on actuarial projections of historical loss development) of losses incurred but not reported, and estimates of expenses for investigation and adjustment of all incurred and unadjusted losses (and estimates of expected salvage and subrogation receipts from such losses). Given the inherent degree of variability in any such estimates, management believes that the reported reserves are a reasonable estimate of the Company's ultimate losses and loss adjustment expenses to be incurred to discharge the Company's obligations. Reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations (see Note 7).

  Net Patient Revenues Patient revenues are reported in the period in which services are provided. Net patient revenues reflect contractual discounts and the results of other arrangements for providing services at less than established rates. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various cost reimbursement formulas or service contracts.

  The administrative procedures related to the Medicare and Medicaid cost reimbursement programs in effect, generally preclude final determination of amounts due the Company until cost reimbursement reports, filed by the Company, are audited or otherwise reviewed and settled with the applicable administrative agencies. The Company is contesting certain issues raised in audits of prior year cost reports (see Note 7). Normal estimation differences between final settlements and amounts accrued in previous years are reported in current net patient revenues. Actual results could differ from these estimates. Included in accounts receivable are settlement amounts due from Medicare and Medicaid programs totalling $49,725,000 and $45,764,000 at December 31, 1996 and 1995, respectively. In the opinion of management, adequate provision has been made for adjustments, if any, that might result from subsequent review. The Medicare and Medicaid cost reimbursement programs approximated 77%, 75% and 77% of net patient revenues for the years ended December 31, 1996, 1995 and

                                GRANCARE, INC.

1994, respectively. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

  Earnings Per Share Earnings per share are computed based on the weighted average common and (if dilutive) common equivalent shares outstanding, which include options and warrants, and in the case of fully diluted earnings per share, convertible subordinated debentures. The earnings per share amounts are based on the combined historical weighted average common and dilutive common equivalent shares of GranCare and Evergreen pre-merger adjusted for the .775 exchange ratio. Additionally, interest costs related to such debentures were added, net of tax, to net income for the purpose of calculating fully diluted income per share. Such amount for the year ended December 31, 1996 was $2,559,000. Fully diluted net income per share for the years ended December 31, 1995 and 1994 was the same as primary because the effect of the assumed conversion of the debentures was not dilutive.

  Change in Accounting Principle During the first quarter of 1996, the Company adopted as required FASB Statement No. 121 (Statement No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with Statement No. 121, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets may be less than the carrying amounts of those assets. This new standard had no effect on the financial statements.

  Reclassifications Certain reclassifications have been made in the 1995 financial statements to conform with the 1996 presentation.

NOTE 3. TEAMCARE MERGER

  GranCare has entered into an Agreement and Plan of Merger between Vitalink Pharmacy Services, Inc. (Vitalink) and GranCare dated as of September 3, 1996. The form of the transactions are: (1) GranCare's skilled nursing facilities, along with its contract management and home health businesses are to be reorganized into New GranCare, Inc. (New GranCare) and all of the shares of New GranCare distributed to the GranCare shareholders in a tax-free spin-off;
(2) GranCare (then consisting solely of the institutional pharmacy and related business known as TeamCare) would merge into and be acquired by Vitalink through a tax-free exchange of shares of common stock of Vitalink for shares of common stock of GranCare; and (3) New GranCare would become a public company upon the effectiveness of its initial registration statement. Notwithstanding the legal structure of the transactions, for accounting/financial reporting purposes such transactions will be treated as the spin-off of TeamCare in the form of a dividend of the Vitalink Common Stock to be received and reorganization/recapitalization of GranCare into New GranCare as New GranCare will continue the majority of the GranCare businesses. No gain will be recognized as a result of the distribution for the difference between the market value of the Vitalink Common Stock received and the carrying value of the net assets of TeamCare. New GranCare will continue to reflect the historical cost basis of assets and liabilities of the Company. These transactions were approved by the GranCare shareholders on February 11, 1997 and the transactions closed on February 12, 1997; the spin-off of TeamCare will be reflected in the first quarter of 1997.

  In addition, as a consequence of the merger, the Company redeemed its 6 1/2% Convertible Subordinated Debentures (the Debentures) due January 15, 2003 effective as of the closing date. GranCare has deposited the

                                GRANCARE, INC.

redemption price and accrued interest on each outstanding Debenture with the trustee for the Debentures and interest ceased to accrue as of February 12, 1997. GranCare also completed a tender offer for its 9 3/8% Senior Subordinated Notes (Senior Notes) due 2005. GranCare accepted $98 million aggregate principal amount of Senior Notes (representing 98% of the outstanding Senior Notes) for purchase pursuant to GranCare's cash tender offer at a purchase price of $1,090 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the payment date.

  In February 1997, the Company recognized a merger charge and extraordinary charge related to debt extinguishment in connection with the aforementioned transactions. The components of the merger charge and extraordinary charge to be recognized in New GranCare's operations in the first quarter of 1997 consist of the following:

                                                           DOLLARS IN THOUSANDS
                                                           --------------------
       Shared transaction costs:
         Redemption premium--$100 million Senior
          Subordinated Notes.............................        $  9,000
         Redemption premium--$60 million Convertible
          Subordinated Debentures........................           2,430
         Investment banker fees..........................           4,200
         Consent fee paid to HRPT........................           5,500
         Other professional fees and merger related
          costs..........................................           5,470
                                                                 --------
       Total shared costs................................          26,600
       Less costs to be paid by Vitalink.................         (13,300)
                                                                 --------
       GranCare portion of shared transaction costs......          13,300
       Other transaction related costs:
         Consent fee paid to HRPT........................           4,500
         Write-off of deferred financing fees............           5,441
         Amounts payable under GranCare Shareholder Value
          Program........................................           4,500
         Amounts payable under Restricted Stock Plan.....           2,200
         Other employee severance and other related
          costs..........................................           6,059
                                                                 --------
                                                                   36,000
       Less: Income taxes................................          (6,000)
                                                                 --------
       Total costs, net of income taxes..................        $ 30,000
                                                                 ========

  Amounts included in the $7.8 million gross extraordinary charge recognized by the Company are: redemption premium on $100 million Senior Subordinated Notes--$9.0 million; redemption premium on $60 million Convertible Subordinated Debentures--$2.4 million; and write-off of deferred financing fees--$5.4 million, less amounts paid by Vitalink--$9.0 million.

                                GRANCARE, INC.

  The following table shows the unaudited pro forma effect of this transation on the historical consolidated balance sheet of the Company at December 31, 1996 as if such transaction had occurred on that date:

                          HISTORICAL BALANCE                                 PROFORMA
                               SHEET AT      HISTORICAL  OTHER PRO FORMA BALANCE SHEET AT
                          DECEMBER 31, 1996   TEAMCARE     ADJUSTMENTS   DECEMBER 31, 1996
                          ------------------ ----------  --------------- -----------------
                                              (DOLLARS IN THOUSANDS)
Cash and cash
 equivalents............       $ 14,512      $     --       $ 16,337         $ 30,849
Other current assets....        303,192        (69,238)        6,000          239,954
Property and equipment..        207,149        (14,337)          --           192,812
Other assets............        223,186        (83,236)          --           139,950
                               --------      ---------      --------         --------
                               $748,039      $(166,811)     $ 22,337         $603,565
                               ========      =========      ========         ========
Current liabilities.....       $117,135      $ (28,904)     $ 36,000         $124,231
Long-term debt..........        382,242         (3,944)      (71,467)         306,831
Due to/from parent......            --         (38,823)       38,823              --
Other long-term
 liabilities............         34,362         (5,680)          --            28,682
Shareholders' equity:
  Common stock; no par
   value................        123,378        (46,379)      (76,999)             --
  Common stock; $0.001
   par value............            --             --             24               24
  Paid in capital.......            --             --        123,354          123,354
  Equity component on
   minimum pension
   liability............           (542)           --            --              (542)
  Unrealized gain on
   investments, net of
   income taxes.........          6,885            --            --             6,885
  Retained earnings.....         84,579        (43,081)      (27,398)          14,100
                               --------      ---------      --------         --------
Total shareholders'
 equity.................        214,300       ( 89,460)       18,981          143,821
                               --------      ---------      --------         --------
                               $748,039      $(166,811)     $ 22,337         $603,565
                               ========      =========      ========         ========

  Excluding TeamCare, GranCare's total net revenues, pre-tax income and primary earnings per share for 1996, 1995 and 1994, respectively, would have been: $774,000,000, $24,000,000 and $0.60; $640,000,000, $18,000,000 and
$0.43; and $559,000,000, $19,000,000 and $0.56.

  The above transactions resulted in certain commitments of New GranCare. These are described in Note 7.

NOTE 4. ACQUISITIONS, DISPOSITIONS AND MERGER

  1994 Acquisitions and Dispositions On March 1, 1994, GranCare acquired the operations of PPCP, Inc., which provides institutional pharmacy services, for $3,800,000 in cash and adjustable subordinated promissory notes in the aggregate sum of $1,449,000. In connection with this transaction, $4,518,000 was recorded as goodwill.

  On April 1, 1994, GranCare acquired the operations of Merit Pharmacy, Inc., which provides institutional pharmacy services, for $600,000 in cash and a subordinated promissory note for $1,184,000. In connection with this transaction, GranCare recorded $1,817,000 in goodwill.

  On June 7, 1994, Evergreen acquired substantially all of the assets of two Illinois limited partnerships, Health Care Fund Limited Partnership and Health Care Fund II Limited Partnership, as well as two related companies, H.S. Healthcare, Inc. and H.S. Systems, Inc. (collectively referred to as HS Healthcare). Evergreen

                                GRANCARE, INC.

paid approximately $22,571,000 cash in exchange for the assets acquired and liabilities assumed. The Company also paid $3,000,000 in cash and issued 77,500 shares (restated) of common stock valued at $1,000,000 to the general partners of the partnerships and sole shareholders of the related companies in consideration for their agreement not to compete with the Company for a period of ten years.

  Effective July 1, 1994, GranCare acquired substantially all of the assets and assumed certain liabilities of Long Term Care Pharmaceutical Services Corporation I and Long Term Care Pharmaceutical Services Corporation III (collectively, LTC), an institutional pharmacy business based in Indiana, for $16,000,000 cash and 1,000,000 shares of GranCare common stock valued at $20 per share, or $20,000,000. In the event the market price of the common stock was not at least equal to $20 per share at a specified date in 1995, the Company was obligated to issue additional consideration to bring the value of the common stock to $20,000,000. In connection with this transaction, GranCare recorded $27,402,000 goodwill. The purchase agreement also contains a contingent earnout provision for the two year period ended June 30, 1996. An additional $5,500,000 could be paid provided certain operating results were obtained for this period. Subsequent to December 31, 1996, GranCare agreed to pay $2.9 million and Vitalink agreed to pay $2.5 million to the sellers in settlement of the earnout.

  Also effective July 1, 1994, GranCare acquired the operations of Ricketts Drug, Inc., an institutional pharmacy based in Virginia, for $4,111,000 in cash. In connection with this transaction, GranCare recorded $2,355,000 in goodwill.

  Effective July 25, 1994, GranCare acquired leasehold interests in two long-term health care facilities in South Carolina for $38,000.

  Effective September 30, 1994, GranCare acquired leasehold interests in five additional long-term health care facilities in South Carolina for $150,000.

  The above-described 1994 acquisitions were all accounted for as purchases and, accordingly, the financial statements of the Company include the operations of such acquired entities since the respective dates of their acquisition.

  During 1994, GranCare also divested three facilities (exclusive of the restructuring described in Note 13) and Pacific Therapies, acquired in 1993. The sale of Pacific Therapies to an unrelated entity for approximately $11,700,000 in cash and assumption of approximately $1,100,000 in debt and certain other liabilities resulted in a gain of approximately $8,800,000. The gain is reported in investment and other income in the accompanying Consolidated Statements of Income.

  1995 Acquisitions and Dispositions In January 1995, GranCare acquired a leasehold interest in a long-term health care facility in Arizona for $150,000.

  In April 1995, GranCare acquired Cornerstone Health Management Company (Cornerstone), a management company specializing in the implementation and management of geriatric specialty programs for acute care hospitals, for $53,213,000.

  In November 1995, GranCare acquired Innovative Pharmacy Services, Inc. (Innovative), an institutional pharmacy based in Wisconsin, for $10,000,000 in cash and stock. GranCare common stock was distributed in January 1996. In connection with this transaction, the Company recorded $9,555,000 in goodwill.

  In December 1995, GranCare acquired the operations of both Pharmcare, Inc. and American Pharmaceutical Inc., two institutional pharmacies based in Northern California, for $4,700,000 and $1,200,000, respectively. In connection with these transactions, the Company recorded $5,408,000 in goodwill.

                                GRANCARE, INC.

  The above-described 1995 acquisitions were all accounted for as purchases and, accordingly, the financial statements of the Company include the operations of such acquired entities since the respective dates of their acquisition.

  During 1995, GranCare also divested one facility (exclusive of the restructuring described in Note 13).

  In July 1995, in accordance with a contractual obligation to the former owners of LTC, the Company repurchased 715,000 shares of its common stock. During the second quarter of 1996, the Company cancelled these shares held in treasury.

 1996 Acquisitions and Dispositions

  In January 1996, the Company completed the acquisition of RN Health Care Services, Inc. (RN Services), a home health care business located in Detroit, Michigan, for $2,350,000 in cash. In conjunction with the acquisition, the Company advanced $2,500,000 to the former owners in the form of a short-term note secured by RN Services' accounts receivable.

  In April 1996, the Company completed the acquisition of Jennings Visiting Nurse Association, Inc., a home health care business based in North Vernon, Indiana, for $937,000 in cash and a promissory note for $250,000.

  In July 1996, the Company completed the acquisition of Emery Pharmacy, Inc., an institutional pharmacy located in Utica, New York, for $3,672,000 in cash and a promissory note in the amount of $1,488,000. In connection with this transaction, GranCare recorded $5,747,000 in goodwill.

  In September 1996, the Company completed the acquisition of RX Corporation, an institutional pharmacy located in southern California, for $1,800,000 in cash and a promissory note for $925,000. In connection with this transaction, the Company recorded $2,908,000 in goodwill.

  During 1996, the Company acquired leasehold interests in two long-term health care facilities in South Carolina and one long-term health care facility in California for an aggregate $3,210,000.

  The above-described 1996 acquisitions were all accounted for as purchases and, accordingly, the financial statements of the Company include the operations of such acquired entities since the respective dates of their acquisition.

  Under the terms of an Assignment and Assumption Agreement (the Agreement) between TeamCare and HPI Health Care Services, Inc. (HPI) dated February 1, 1996, TeamCare agreed to provide pharmacy services to the State of New Jersey as a subcontractor under a contract (the New Jersey Contract) that was awarded to HPI. Under the terms of the Agreement, TeamCare assumed all the contractual provisions of the HPI contract for the period February 1, 1996 through January 31, 1998. TeamCare has also been awarded an additional two year contract beginning February 1, 1998 with the State of New Jersey. In connection with this Agreement, GranCare paid $4 million in cash for certain inventory and property and equipment. Under the terms of the Agreement, TeamCare may be obligated to make deferred conditional purchase price adjustments, not to exceed $400,000. GranCare received $4.7 million from HPI in consideration of TeamCare's assumption of the New Jersey Contract as GranCare will incur certain transition costs and costs to be incurred in managing operations and personnel during the remainder of the subcontract period. GranCare recognized $4.5 million of the $4.7 million as net revenues and a reduction in operating expenses for the year ended December 31, 1996.

  In conjunction with the sale of four long-term health care facilities located in Michigan in the first quarter of 1996, the Company provided purchase money financing in the amount of $17,550,000 evidenced by an interest-bearing promissory note, due and payable in 1997. This note is included in notes receivable in the accompanying Consolidated Balance Sheets.

                                GRANCARE, INC.

  Summarized below are the unaudited pro forma consolidated results of operations for GranCare had the 1995 Cornerstone acquisition and the 1994 LTC and HS Healthcare acquisitions occurred as of January 1, 1994:

                                         YEAR ENDED
                                        DECEMBER 31,
                                            1994
                                    ---------------------
                                    DOLLARS IN THOUSANDS
                                    EXCEPT PER SHARE DATA
            Total revenues.........       $786,846
            Net income.............       $ 26,738
            Net income per share:
              Primary..............       $   1.15
              Fully diluted........       $   1.15

  The above results are based upon certain assumptions and estimates which the Company believes are reasonable, and do not reflect any benefit which might be achieved from combined operations. The unaudited pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

  Pro forma information for 1996 and other 1995 and 1994 acquisitions and divestitures is not presented because their operating results, either individually or in the aggregate, do not have a material effect on the pro forma operating results presented above.

MERGER

  On July 20, 1995, GranCare acquired, through merger, substantially all of the outstanding common stock of Evergreen in exchange for approximately 9,673,000 shares of GranCare common stock based on a .775 exchange ratio. The Evergreen merger is accounted for as a pooling-of-interests business combination and, accordingly, the consolidated financial statements of all periods prior to the merger have been restated to include the historical balances of GranCare and Evergreen as if the two companies had always been combined.

  The Company incurred certain costs relating to completion of the Merger and other one-time costs and recognized an $11.8 million charge in the third quarter of 1995. The following is a summary of the Merger and other one-time costs:

                                                                 YEAR ENDED
                                                             DECEMBER 31, 1995
                                                            --------------------
                                                            DOLLARS IN THOUSANDS
      Merger costs:
        Investment banking fees............................       $ 4,100
        Legal and other fees...............................         1,469
        Executive severance................................         1,100
        Planned divestitures of certain facilities.........         1,500
      Other one-time costs:
        Relocation.........................................         1,626
        Integration........................................           850
        Other deferred acquisition costs...................         1,105
                                                                  -------
      Total................................................       $11,750
                                                                  =======

  As of December 31, 1996, all amounts provided under this charge had been paid.

                                 GRANCARE, INC.

  A reconciliation of consolidated total revenues and net income to amounts applicable to the separate pooled companies prior to the date of combination is as follows:


                                                   YEAR ENDED DECEMBER 31, 1994
                                                   ----------------------------
                                                       DOLLARS IN THOUSANDS
                                                      EXCEPT PER SHARE DATA
      TOTAL REVENUES
        GranCare..................................           $549,220
        Evergreen.................................            168,251
                                                             --------
                                                             $717,471
                                                             ========
      NET INCOME
        GranCare..................................           $ 15,179
        Evergreen.................................              9,111
                                                             --------
                                                             $ 24,290
                                                             ========
      NET INCOME PER SHARE (FULLY-DILUTED BASIS)
        GranCare..................................           $   1.08
        Evergreen.................................                .82
                                                             --------
                                                             $   1.07
                                                             ========

NOTE 5. DEBT

  Debt consists of the following:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1996        1995
                                                         ----------- -----------
                                                          DOLLARS IN THOUSANDS
SENIOR DEBT
 Mortgage notes payable:
  Omega................................................  $    58,800 $    58,800
  Other (principally HRPT and FINOVA) in installments
   which include interest ranging from 8% to 11.5%.....       31,782      32,376
 Revolving loan under bank credit facility bearing in-
  terest based on LIBOR or prime rate..................       90,850      37,700
 Evergreen revenue bonds...............................       13,038      13,445
 Notes payable in installments which include interest
  ranging from 6.0% to 13.75%; final maturities in 1996
  through 2010.........................................       27,244      28,991
 Capitalized lease obligations (less imputed interest
  of $540 in 1996 and $570 in 1995)....................        4,520       4,622
 Other.................................................        2,400       2,400
                                                         ----------- -----------
    Total senior debt..................................      228,634     178,334
SUBORDINATED DEBT
 Senior subordinated notes; interest due semi-annually
  at 9 3/8%, principal due September 15, 2005..........      100,000     100,000
 Convertible subordinated debentures; interest due
  semi-annually at 6.5%, principal due January 15,
  2003.................................................       60,000      60,000
 Other notes payable...................................        1,143       1,271
                                                         ----------- -----------
    Total subordinated debt............................      161,143     161,271
                                                         ----------- -----------
Total debt.............................................      389,777     339,605
Less short-term notes payable and current maturities of
 long-term debt........................................        7,535       4,937
                                                         ----------- -----------
                                                         $   382,242 $   334,668
                                                         =========== ===========

                                GRANCARE, INC.

  On August 14, 1992, Professional Health Care Management, Inc. (PHCM, acquired by GranCare in 1992) entered into a $58,800,000 loan agreement with Omega Healthcare Investors, Inc. (Omega). The loan is secured by mortgages on certain health care facilities, and by the personal property used in connection with the operation of those facilities, as well as certain other intangibles, including the licenses for these facilities, to the extent permitted by Michigan law, and accounts receivable in excess of $1,000,000. The minimum interest rate on the loan is 13% per year, of which 12% is payable monthly in cash and 1% is deferred. The cash interest rate will increase in each subsequent year based upon a specified formula tied to either; (i) the percentage change in the Consumer Price Index published by the United States Department of Labor, or; (ii) the change in Gross Revenues (as defined in the loan agreement); however, the increase cannot be more than the interest for the prior fiscal year multiplied by 1.05. The 1% of deferred interest will accrue on an annual basis and will be cumulative on an annual basis as long as the loan remains outstanding. Quarterly principal payments of $1,470,000 are required beginning October 1, 2002, with the remaining balance plus the deferred interest due in August 2007. The loan agreement also contains certain restrictive covenants, including, but not limited to, restrictions on PHCM incurring additional debt, prepayment and minimum net worth requirements. As of December 31, 1996, the interest rate was 14.5%, including the 1% deferred interest.

  In conjunction with a 1990 acquisition, GranCare borrowed $15,000,000 under a promissory note agreement with HRPT. The note is secured by mortgages on two facilities and 1,000,000 shares of HRPT common stock owned by GranCare. The HRPT note had a balance of $8,750,000, with an interest rate of 13.75% at December 31, 1994.

  During 1995, GranCare renegotiated the note with HRPT, whereby the principal balance of the promissory note was increased to $11,500,000, resulting in additional proceeds to GranCare. Minimum interest on the note is 11.5% per year payable monthly in arrears. Additional interest is payable commencing on January 1, 1996, in an amount equal to 75% of the percentage increase in the Consumer Price Index, with certain defined limitations. Principal payments will begin two years after the date of the note on a 30-year direct reduction basis, with the remaining balance due December 31, 2010.

  On January 29, 1993, GranCare completed a public offering of $60,000,000 aggregate principal amount of its 6.5% Convertible Subordinated Debentures due 2003. The Debentures are convertible into common stock of GranCare at any time prior to redemption or final maturity, at a conversion price of $27.145 per share, subject to adjustment upon the occurrence of certain events. Interest on the Debentures is payable semi-annually on January and July 15th. Approximately $15,600,000 of the net proceeds of $57,700,000 was used to repay certain indebtedness, and the remaining $42,100,000 was used for general corporate purposes, including the further expansion of specialty medical services and acquisitions. The Debentures were redeemed in February 1997 in connection with the TeamCare merger described in Note 3.

  In conjunction with the 1993 acquisition of four skilled nursing facilities in Wisconsin, GranCare entered into an $11,000,000 mortgage loan agreement with FINOVA. Interest accrues on the mortgage note at an adjustable rate of 2% over prime, with installments of principal and interest due monthly through April 2001, with final payment due May 2001. The mortgage note cannot be prepaid until 90 days prior to the end of the term without a prepayment penalty.

  At the end of 1993, a subsidiary of GranCare, GranCare Health Services, Inc. entered into a $50,000,000 revolving credit agreement with a syndicate of banks. In 1994, the agreement was amended to increase the line of credit to $80,000,000. This credit agreement terminated on March 29, 1995.

  On March 29, 1995, the Company entered into an agreement with First Union National Bank of North Carolina (First Union) pursuant to which First Union provided the Company with a $175 million revolving line of credit (the Credit Facility). The Company has used the proceeds from the Credit Facility to pay off its previous

                                GRANCARE, INC.

line of credit, fund the acquisition of Cornerstone and for general working capital purposes. In September 1995, concurrent with the High Yield Debt offering the Credit Facility was reduced to $150 million. Amounts outstanding under the Credit Facility bear interest based on LIBOR or prime rates (7.23% and 8.35%, respectively, at December 31, 1996). Amounts outstanding as of June 30, 1998 may convert to a term loan with equal quarterly installments due through the final maturity date of June 30, 2002. No principal payments are required under the Credit Facility prior to the June 30, 1998 conversion date. This Credit Facility was repaid in February 1997 in connection with the TeamCare merger described in Note 3.

  Evergreen maintained a revolving credit facility and a working capital facility (the Evergreen Credit Facility) in the aggregate maximum amount of $55,000,000 from a syndicate of banks, $45,000,000 of which was to be used for acquisitions and $10,000,000 of which was to be used for working capital purposes. The Evergreen Credit Facility was terminated at the merger. Six long-term health care facilities were refinanced via mortgage debt in March 1995 for $16,500,000, including the facilities held as collateral under the revolving credit facility. The Evergreen Credit Facility described above was entered into on June 7, 1994, as a refinancing of an existing $6,000,000 revolving credit facility with the same bank.

  On September 29, 1995, the Company closed the sale of $100 million aggregate principal amount of its 9 3/8% Senior Subordinated Notes due 2005 in an underwritten public offering. After paying underwriter fees and commissions, the approximately $96 million realized by the Company from the sale of the Senior Notes was used to pay outstanding indebtedness under its Credit Facility. The Notes were redeemed in February 1997 in connection with the TeamCare merger described in Note 3.

  The Evergreen revenue bonds include a $9,100,000 Series 1993A taxable adjustable demand issue that requires semiannual interest payments at a variable rate (5.45% at December 31, 1996) and annual principal payments through August 15, 2013. The remaining revenue bonds bear interest at fixed rates ranging from 7.75% to 9.5% through 2001--2002, and which are subject to change after such dates. These bonds mature in 2015; however, they may be redeemed by the bondholders on various dates in the years 2001, 2002, 2011 and 2012.

  Certain of these notes payable and related agreements contain covenant restrictions on additional debt, intercompany loans, dividends and the maintenance of certain financial ratios. The Company has pledged certain accounts receivable, leasehold interests and substantially all property and equipment as collateral under the various debt agreements.

  Maturities of debt and obligations under capital leases at December 31, 1996, are summarized as follows:

                                                 DEBT   CAPITAL LEASES  TOTAL
                                               -------- -------------- --------
                                                     DOLLARS IN THOUSANDS
   Year ending December 31,
     1997..................................... $  5,881    $ 1,942     $  7,823
     1998.....................................    4,879      1,787        6,666
     1999.....................................    2,552      1,044        3,596
     2000.....................................    7,481        203        7,684
     2001.....................................    1,860         84        1,944
   Thereafter.................................  362,604        --       362,604
                                               --------    -------     --------
   Total minimum payments.....................  385,257      5,060      390,317
   Less amounts representing interest.........      --         540          540
                                               --------    -------     --------
   Total obligations.......................... $385,257    $ 4,520     $389,777
                                               ========    =======     ========

                                GRANCARE, INC.

  In connection with the TeamCare merger described in Note 3, subsequent to year end the Company replaced its Credit Facility with a new credit facility in the aggregate amount of $300,000,000 (the New Credit Facility). The New Credit Facility will consist of two components: a $200,000,000 5-year revolving credit facility (which includes a $40,000,000 sub-limit for the issuance of standby letters of credit) and a $100,000,000 5-year term loan. Borrowings for working capital and general corporate purposes may not exceed $75,000,000. The first $25,000,000 of exposure for letters of credit issued under the letter of credit sub-facility will correspondingly reduce availability under the working capital sub-facility. The revolving credit portion of the New Credit Facility will mature in five years. The term loan portion of the New Credit Facility will be amortized in ten quarterly installments of $7,000,000 each commencing February 12, 1999, thereafter increasing to $10,000,000 per quarter. All remaining principal and accrued, unpaid interest shall be due and payable in full on the fifth anniversary of the closing date of the New Credit Facility. Interest on outstanding borrowings shall accrue, at the option of the Company, at the base rate or at the Eurodollar rate plus, in each case, an applicable margin.

NOTE 6. OPERATING LEASES

  The Company has operating leases for 24 facilities, including land, buildings, and equipment from HRPT under two Master Lease Documents. In 1995, the existing Master Lease Documents were amended. Under the amended lease arrangements, minimum rent for the aggregate facilities is the annual sum of $11,550,000, payable in equal monthly installments. In addition, beginning January 1, 1996, the amended lease agreement provides for additional rent to be paid monthly, in advance, based on 75% of the increase in the Consumer Price Index multiplied by the minimum rent due, provided, however, that the maximum rent (minimum rent plus additional rent) each January shall be limited to a 2% increase over the total monthly rent paid in the prior December. The operating leases for 17 facilities expire on December 28, 2010, and there are two 10 year renewal options. The leases for six facilities expire in June 2006 and there are two 10 1/2-year renewal options. The Company has subleased six of the 24 facilities to unrelated parties.

  The Company leases additional health care facilities, certain other facilities, office space, and equipment from other unrelated parties. Substantially all the leases are operating leases which expire at various dates and generally contain options to renew for various terms. Certain leases also contain purchase options. Rents generally are subject to increase based on the Consumer Price Index, occupancy rates, Medicaid reimbursement rates or at stated amounts specified in the lease agreements. The Company is required to obtain the consent of HRPT with respect to certain transactions.

  A summary of GranCare's minimum commitments under operating leases at December 31, 1996, follows:

      YEAR ENDING                                                    DOLLARS IN
      DECEMBER 31,                                                   THOUSANDS
      ------------                                                   ----------
        1997........................................................  $ 47,089
        1998........................................................    46,049
        1999........................................................    41,019
        2000........................................................    29,581
        2001........................................................    26,585
      Thereafter....................................................   161,100
                                                                      --------
      Total minimum lease payments..................................  $351,423
                                                                      ========

                                GRANCARE, INC.

NOTE 6. OPERATING LEASES

  Aggregate future minimum lease payments to be received under noncancelable subleases are $4,955,000 for the year ended December 31, 1997 and $46,717,000 thereafter.

  Total rent expense for all operating leases, net of sublease income, aggregated $46,163,000, $41,058,000 and $35,632,000 for the years ended
December 31, 1996, 1995 and 1994, respectively.

  Subsequent to year end, the Company entered into an agreement with the owners of 17 of its long-term health care facilities located in Indiana and one in West Virginia to terminate the Company's lease obligations related to such facilities effective April 1, 1997 (see Note 13). Future minimum commitments under operating leases in the amount of $20,269,000 related to these facilities are included in the above table.

NOTE 7. COMMITMENTS AND CONTINGENCIES

LITIGATION

  The Company is involved in legal proceedings arising in the normal course of business. Management believes, based in part upon discussions with legal counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

THIRD PARTY SETTLEMENT APPEAL

  During the fourth quarter of 1996, the Company received final settlement on its 1994 cost reports for its California long-term health care facilities. The final settlements made by the intermediary for seven facilities included disallowances of a portion of speech and occupational therapy costs ($1.8 million) based on their interpretation of Medicare prudent buyer concept. In addition, the intermediary has reopened the 1993 cost reports for two facilities ($0.7 million) for the same issue. The Company has furnished therapy services to patients under arrangements with outside therapy contractors. The contracts with the outside contractors contain indemnification clauses regarding denial of payment for services provided. The intermediary asserts that the Company did not act as a prudent buyer of therapy services as the Company should have hired therapists instead of contracting for their services. In the absence of prudent buyer documentation to the contrary, the intermediary determined reasonable costs for therapy services based on internally developed survey data and other factors. The Company, in conjunction with a therapy company and another long-term care company, has filed an expedited group appeal to the Provider Reimbursement Review Board regarding these 1994 audit adjustments. A hearing is scheduled to take place during the Company's second quarter. Management (based on the advise of outside counsel) believes that it has a strong position in this matter and will ultimately prevail; therefore no accrual for losses has been made. It is possible that the intermediary will attempt to apply the same interpretation for other GranCare facilities and for other periods. However, the intermediary has recently notified GranCare that it will not apply such interpretation to 1993. If the hearing results in an unfavorable outcome to the Company and if the Company does not ultimately prevail on this matter, these adjustments could have a material adverse impact to net income of a particular future quarter or year.

WORKER'S COMPENSATION

  The Company, through its wholly-owned subsidiary, GCI Indemnity, Inc., maintains a captive insurance company for the purpose of paying worker's compensation claims. The Company maintains reinsurance contracts to minimize its insurance exposure. The Company accepts the first $350,000 of loss and loss adjustment expense liability per occurrence for worker's compensation risks. The Company's estimated liability for worker's compensation claims is reported in the accompanying Consolidated Balance Sheets as other long term liabilities. Investments held by the captive insurance company are reported in other assets section of the accompanying Consolidated Balance Sheets. These investments serve as collateral for worker's compensation loss and loss adjustment expense reserves.

                                GRANCARE, INC.

PHARMACEUTICAL SUPPLY AGREEMENTS

  In connection with the transactions described in Note 3, New GranCare has agreed to purchase for use at substantially all of its long-term health care facilities all its pharmaceutical supplies and related goods from TeamCare. The terms of the pharmaceutical supply agreements are for five years. Such agreements are terminable only upon material breach by TeamCare and a failure to cure such breach within 30 days of receipt of notice. However, New GranCare has agreed that for so long as Vitalink's limited guaranty of certain obligations of New GranCare to HRPT is in effect, New GranCare will not terminate any of the pharmaceutical supply agreements. Accordingly, the pharmaceutical supply agreements may extend through December 31, 2010, the date when all present New GranCare obligations to HRPT will be satisfied.

LETTERS OF CREDIT

  To support Vitalink's guaranty of New GranCare's obligations, effective February 12, 1997 New GranCare provided an irrevocable letter of credit payable in the amount of $15,000,000 to Vitalink in the event Vitalink makes any payments under the limited guaranty.

  In connection with the sale of four long-term health care facilities located in Michigan (see Note 4), the Company obtained a letter of credit in the amount of $9,000,000 for the benefit of Omega. This letter of credit is due to expire on March 22, 1998. At December 31, 1996, no amounts are outstanding under this letter of credit.

NOTE 8. INCOME TAXES

  The provision for income taxes consists of the following for the years ended December 31:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1996     1995    1994
                                                       -------  ------- -------
                                                        DOLLARS IN THOUSANDS
      CURRENT
        Federal....................................... $17,586  $11,880 $11,025
        State.........................................   3,222    1,714   2,832
                                                       -------  ------- -------
                                                        20,808   13,594  13,857
      DEFERRED
        Federal.......................................    (544)   1,133    (317)
        State.........................................    (210)      38     (16)
                                                       -------  ------- -------
                                                          (754)   1,171    (333)
                                                       -------  ------- -------
                                                       $20,054  $14,765 $13,524
                                                       =======  ======= =======

  At December 31, 1996, the Company and its subsidiaries have approximately $6,600,000 of federal net operating loss carryforwards and various state income tax net operating loss carryforwards expiring at various dates through 2008. The use of the acquired federal net operating loss carryforwards is subject to both annual dollar limitations and the general requirements that such carryforwards be offset only against the taxable income of the acquired operations.

  The portion of the net operating loss carryforwards not relating to acquired operations is also subject to various limitations because of previous ownership changes. The valuation allowance at December 31, 1995, pertained to nonacquired net operating loss carryforwards.

                                GRANCARE, INC.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of the cumulative temporary differences are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                         1996        1995
                                                      ----------- -----------
                                                       DOLLARS IN THOUSANDS
   DEFERRED INCOME TAX LIABILITIES
     Fixed asset basis differences................... $    15,932 $    17,318
     Deferred rent...................................         558         --
     Investments.....................................       4,791       3,276
     Intangible asset basis differences..............       4,035       1,648
     Deferred gain on sale of assets.................         668       1,263
     Other...........................................         216         266
                                                      ----------- -----------
   Total deferred income tax liabilities.............      26,200      23,771
   DEFERRED INCOME TAX ASSETS
     Vacation and compensation accruals..............       3,898       4,103
     Accounts receivable.............................       1,119       5,981
     Deferred rent...................................         --          426
     Voluntary employees' benefit association........         588         507
     Net operating loss and credit carryforwards.....       4,284       7,367
     Accrued one-time costs..........................       1,374         --
     Accrued merger costs............................         --          886
     Workers' compensation and other insurance.......         328       2,088
     Prepaid expenses and other current assets.......         764         --
                                                      ----------- -----------
   Total deferred income tax assets..................      12,355      21,358
   Valuation allowance for deferred income tax
    assets...........................................         --       (3,389)
                                                      ----------- -----------
   Net deferred income tax assets....................      12,355      17,969
                                                      ----------- -----------
   Net deferred income tax liabilities............... $    13,845 $     5,802
                                                      =========== ===========

  The valuation allowance decreased as shown below:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                         1996    1995    1994
                                                       -------- ---------------
                                                         DOLLARS IN THOUSANDS
   Recognition of NOL carryforwards as a reduction in
    income tax expense...............................  $    514 $  325 $    325
   NOL which will not be recognized due to
    expiration.......................................     2,875    --       --
   Initial recognition of deductible temporary
    differences as a reduction in income tax
    expense..........................................       --     --       665
   Recognition of acquired NOLs and deductible
    temporary differences as a reduction to
    goodwill.........................................       --     --     2,548
                                                       -------- ------ --------
                                                       $  3,389   $325 $  3,538
                                                       ======== ====== ========

                                GRANCARE, INC.

  Differences between GranCare's income tax expense and the amount calculated utilizing the federal statutory rate are as follows:

                                           YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------------
                         1996 AMOUNT PERCENT 1995 AMOUNT PERCENT 1994 AMOUNT PERCENT
                         ----------- ------- ----------- ------- ----------- -------
                                            DOLLARS IN THOUSANDS
Income tax at statutory
 rate...................   $18,471    35.0%    $12,365    35.0%    $13,236    35.0%
State tax, net of
 federal benefit........     1,958     3.7       1,135     3.2       1,958     5.2
Merger costs............       --      --        1,435     4.1         --      --
Federal NOL current.....      (277)    (.5)       (277)    (.8)       (277)    (.7)
Reduction in valuation
 allowance, net of
 write-off of expired
 NOL....................      (237)    (.5)        --      --         (665)   (1.8)
State NOL, net of
 federal benefit........       --      --          (48)    (.1)        (48)    (.1)
Federal tax credits.....       --      --          (88)    (.3)       (458)   (1.2)
Other...................       139      .3         243      .7        (222)    (.6)
                           -------    ----     -------    ----     -------    ----
                           $20,054    38.0%    $14,765    41.8%    $13,524    35.8%
                           =======    ====     =======    ====     =======    ====

NOTE 9. SHAREHOLDERS' EQUITY, STOCK OPTIONS AND WARRANTS

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  GranCare has a Stock Incentive Plan, adopted in 1991 and amended in 1992 (the 1991 Plan), which provides for the direct sale of shares, the granting of stock options and the granting of limited stock appreciation rights to selected employees, officers, directors and consultants of GranCare. The total number of common shares that may be issued under the 1991 Plan is 2,500,000. The direct sale of common shares under the 1991 Plan shall be at a price not less than 85% of the fair market value of the common stock on the date the right to purchase shares is granted.

  Under the 1991 Plan, options are granted at an exercise price of not less than 100% of fair market value at the date of grant, except for nonstatutory options which are granted at an exercise price of not less than 85% of the fair market value on the date of the grant.

  Certain options are exercisable immediately, while others are subject to vesting provisions whereby the options will be fully vested three to four years after the date of grant. All options are non-transferable and expire five to 10 years from the date of the grant. The Board of Directors, or a committee appointed by the Board of Directors, may grant limited stock appreciation rights in tandem with any stock options granted under the 1991 Plan. Limited stock appreciation rights are only exercisable with the consent of the Board of Directors on and for the 60-day period following certain events as defined in the 1991 Plan, and are payable in cash. No limited stock appreciation rights have been issued under the 1991 Plan.

                                GRANCARE, INC.

  On May 3, 1994, GranCare adopted a Stock Option/Stock Issuance Plan (the 1994 Plan) which provides for the granting of incentive stock options, the granting of limited stock appreciation rights, a salary reduction grant program, and a stock issuance program for selected employees of GranCare. The 1994 Plan has an automatic grant program for the granting of options to non-employee directors. The total number of common shares issuable under the 1994 Plan is 1,363,960 shares. The 1994 Plan contains a provision that provides that each year, commencing with the 1995 calendar year, the common stock available for grant under the 1994 Plan will automatically increase by an amount equal to 1% of the shares of common stock outstanding on December 31 of the immediately preceding calendar year.

  The exercise price per share for incentive stock options cannot be less than 100% of the fair market value per share of GranCare's common stock on the grant date. For nonstatutory options, the exercise price per share may not be less than 85% of such fair market value. No option shall have a maximum term in excess of ten years from the grant date. The Plan Administrator, as designated by the Board of Directors, will have complete discretion to grant incentive stock options and limited stock appreciation rights, and to choose individuals to participate in the salary reduction grant program. The Plan Administrator may, at its discretion, sell shares of GranCare's common stock at a price per share not less than 85% of fair market value in accordance with the stock issuance program. Shares may also be issued solely as a bonus for past services.

  The Plan Administrator may, at its discretion, grant an employee with incentive stock options the right to surrender all or part of an unexercised option in exchange for a distribution from GranCare, or limited stock appreciation rights. The distribution will be an amount equal to the excess of the fair market value of the number of shares on the surrender date, over the aggregate price payable for such vested shares. No limited stock appreciation rights have been issued under the 1994 Plan.

  On January 1, 1996, GranCare adopted an Outside Directors Stock Incentive Plan (the 1996 Plan) which provides the granting of stock options and common stock for non-employee directors. The 1996 Plan provides for the automatic annual grant of shares of common stock to each non-employee director. The total number of common shares issuable under the 1996 Plan is 250,000 shares. Under the Plan, each non-employee director will also receive stock option awards granted at various intervals. The exercise price of all of such options will be the fair market value of common stock on the date of grant and such options will vest in equal annual increments over a three year period.

  Proforma information regarding net income and earnings per share is required by Statement No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.77 % and 6.91%; volatility factors of the expected market price of the Company's common stock of .424 and .451; and a weighted-average expected life of the option of 8 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimated, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                GRANCARE, INC.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
                                                         DOLLARS IN THOUSANDS
                                                                EXCEPT
                                                        EARNINGS PER SHARE DATA
   Pro forma net income................................ $    31,753 $    19,968
   Pro forma net income per share:
     Primary........................................... $      1.32 $      0.84
     Fully diluted..................................... $      1.29 $      0.83

  Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

  In connection with the Evergreen merger, 9,672,806 shares of GranCare common stock were issued in the exchange. Additionally, Evergreen stock options that remained outstanding were exchanged for options to purchase GranCare stock with the same terms, except as adjusted for the common stock exchange ratio. The GranCare options issued in connection with the Evergreen exchange totaled approximately 214,000 and are included in the option table presented below, based on their original issuance date by Evergreen.

  A summary of the Company's warrants activity for the three years ended December 31, 1996 is as follows:

                                                  YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------------
                                   1996                    1995                    1994
                          ----------------------- ----------------------- -----------------------
                                                  (WARRANTS IN THOUSANDS)
                                     WEIGHTED -              WEIGHTED -              WEIGHTED -
                                      AVERAGE                 AVERAGE                 AVERAGE
                          WARRANTS EXERCISE PRICE WARRANTS EXERCISE PRICE WARRANTS EXERCISE PRICE
                          -------- -------------- -------- -------------- -------- --------------
Outstanding at beginning
 of year................     352        $ 5          765        $ 3          890        $ 4
Exercised...............    (352)         5         (413)         2         (125)         5
                            ----                    ----                    ----
Outstanding at end of
 year...................     --         --           352          5          765          3
                            ====                    ====                    ====
Exercisable at end of
 year...................     --         --           352          5          765          3
                            ====                    ====                    ====

  A summary of the Company's stock option activity (including the exchanged Evergreen options mentioned above) for the three years ended December 31, 1996, is as follows:

                                                YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------------------
                                   1996                   1995                   1994
                          ---------------------- ---------------------- ----------------------
                                                 (OPTIONS IN THOUSANDS)
                                    WEIGHTED-              WEIGHTED-              WEIGHTED-
                                     AVERAGE                AVERAGE                AVERAGE
                          OPTIONS EXERCISE PRICE OPTIONS EXERCISE PRICE OPTIONS EXERCISE PRICE
                          ------- -------------- ------- -------------- ------- --------------
Outstanding at beginning
 of year................   2,142       $12        2,268       $11        1,809       $ 9
Granted.................     410        15          387        16          584        15
Cancelled...............    (101)       16         (156)       16          (28)        8
Exercised...............     (96)       14         (357)        5          (97)        4
                           -----                  -----                  -----
Outstanding at end of
 year...................   2,355        13        2,142        12        2,268        11
                           =====                  =====                  =====
Exercisable at end of
 year...................   1,436        11        1,186        10        1,117         7
                           =====                  =====                  =====
Weighted-average fair
 value of options
 granted during the
 year...................               $ 9                    $10

                                GRANCARE, INC.

  At December 31, 1996, an aggregate of 611,000 shares was available for future grant under GranCare's stock incentive plans. Together with the 2,355,000 stock options outstanding on that date, approximately 2,966,000 shares of common stock were reserved for future issuance. In connection with the TeamCare merger described in Note 3, New GranCare has adopted a replacement plan whereby 2,355,000 options were issued and fully vested and are exercisable on substantially the same terms as the GranCare options discussed above.

  Information with respect to the range of exercise prices for options outstanding at December 31, 1996 is as follows:

                                                           WEIGHTED-  WEIGHTED-
                                                            AVERAGE    AVERAGE
                                                           EXERCISE  CONTRACTUAL
                                               OPTIONS       PRICE      LIFE
                                            -------------- --------- -----------
                                            (IN THOUSANDS)
$0.77......................................       196       $ 0.77         7
$1.23-$1.61................................       118         1.29         7
$9.875-$14.75..............................     1,343        13.18         7
$15.75-$21.00..............................       698        16.95         8
                                                -----
                                                2,355
                                                =====

  As a result of the TeamCare merger, all options outstanding are fully vested and exercisable effective February 12, 1997.

NOTE 10. EMPLOYEE BENEFIT PLANS

  The Company currently has two separate benefit plans covering employees of GranCare. The defined benefit plan, which was amended as of December 31, 1986 to freeze benefits for all but certain unionized employees, covers certain employees after reaching age 21 and completion of one year of service. During 1990, the accrual of benefits was suspended for the employees who continued to accrue benefits after December 31, 1986. In September 1996, the Board of Directors approved termination of this plan effective December 31, 1996.

  At December 31, 1996 and 1995, the projected benefit obligations were $675,000 and $588,000 respectively. Adjustments to recognize minimum pension liability have been reflected in the accompanying Consolidated Statements of Shareholders' Equity.

  Other employees of the Company are covered by various defined contribution plans. Company contributions are based on a certain percentage of wages, a matching percentage of the participants' voluntary contributions, or at the Company's discretion. During 1996, 1995 and 1994, the Company recognized $2,000,000, $1,645,000 and $1,145,000 respectively, of expense related to these plans.

  On May 14, 1996 GranCare adopted the Senior Executive Shareholder Value Program for the Company's senior level executive officers and the Shareholder Value Program for all other executive officers and employees (collectively the Shareholder Value Program). The Shareholder Value Program provides for the payment of cash incentives based on the performance of the Company over a three year performance period vis-a-vis a peer group. The Shareholder Value Program vests upon a "Change in Control", which the TeamCare merger described in Note 3 constitutes. The Board of Directors of the Company has determined that upon consummation of the merger, the senior executives and all other plan participants would receive $2.3 million and $2.2 million, respectively (see
Note 3).

NOTE 11. RELATED-PARTY TRANSACTIONS

  In connection with various acquisitions, GranCare has incurred debt payable to former owners who are now employees of GranCare. Such debt totaled $6,189,000 and $3,779,000 at December 31, 1996 and 1995, respectively.

                                GRANCARE, INC.

  On October 1, 1996, the Company repurchased for $3,110,000 in cash one of the two long-term health care facilities it sold in December 1993 to an individual previously engaged by GranCare as a consultant on various acquisitions and divestitures. Subsequent to this date, the individual satisfied to the Company all obligations remaining in connection with the 1993 sale.

  In 1994, GranCare sold three of its long-term health care facilities to a former employee of GranCare at an aggregate sales price of $3,000,000. GranCare provided financing of $2,550,000 on these sales and recognized a total gain of $2,373,000.

  Included in notes receivable in the accompanying Consolidated Balance Sheets at December 31, 1996 and 1995, is a $5,720,000 and $2,850,000 note receivable, respectively, resulting from working capital advances made to the owner of certain facilities currently managed by the Company. The loan bears interest payable monthly at 1% above the prime rate and is secured by the accounts receivable, inventory and equipment of the managed facilities. The 1996 amount reflects a $3,000,000 write-off which was a component of the $18,400,000 exit and other one-time costs charge recorded in the third quarter of 1996 (see
Note 13).

NOTE 12. FAIR VALUES OF FINANCIAL INSTRUMENTS AND INVESTMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

  Cash and Cash Equivalents The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

  Investments The carrying amount reported in the balance sheet for investments approximates fair value. The investments in municipal bonds are held by GranCare's captive insurance subsidiary and are restricted to use by only that subsidiary, and are not available for general corporate purposes. All investments are classified as "available for sale" for accounting purposes and, therefore, are carried at fair value with unrealized gains and losses recorded directly in equity. Fair market values are based on quoted market prices.

  There were no significant realized gains or losses on sales of investments during 1996, 1995 and 1994. The investments in municipal bonds generally mature within six years (e.g., 2001 to 2002).

  Notes Payable and Long-Term Debt The carrying amounts of GranCare's borrowing under the revolving loan and various mortgages and notes payable approximate fair value. The fair value of GranCare's convertible subordinated debentures and senior subordinated notes is based on their quoted market price.

  The cost basis and estimated fair values of GranCare's financial instruments at December 31 are as follows:

  FINANCIAL INSTRUMENT   1996 COST BASIS ESTIMATED FAIR VALUE 1995 COST BASIS ESTIMATED FAIR VALUE
  --------------------   --------------- -------------------- --------------- --------------------
                                                   DOLLARS IN THOUSANDS
Cash and cash
 equivalents............    $ 14,512           $ 14,512          $ 17,738           $ 17,738
Investments:
  Marketable equity
   securities...........      10,233             21,532             9,506             17,695
  Municipal bonds.......      17,240             17,401            12,166             12,610
                            --------           --------          --------           --------
                              27,473             38,933            21,672             30,305
Notes payable and long-
 term debt:
  Revolving loan and
   other debt...........     229,777            229,777           179,605            179,605
  Convertible
   subordinated
   debentures...........      60,000             61,500            60,000             52,200
  Senior Subordinated
   Notes................     100,000            106,750           100,000            103,000

  Note: The cost basis is the carrying amount for all financial instruments except for investments, as noted above.

                                GRANCARE, INC.

NOTE 13. EXIT, RESTRUCTURING AND OTHER ONE-TIME CHARGES

EXIT AND OTHER ONE-TIME CHARGES

  During the third quarter of 1996, management decided to close five facilities which are operated under long term operating leases, as these facilities did not fit the Company's operating strategies. The plan to exit these activities, including providing appropriate notice as required by regulations to residents, employees and authorities has commenced. The facilities will be closed and operating activities will cease. The remaining net book value of leasehold improvements at the dates of closure have been charged to operations. On March 6, 1997, the Company modified its plan to close five Indiana facilities to terminate its lease obligations and operations of a total of 18 facilities. This modification did not significantly impact the exit costs previously accrued in the third quarter of 1996. Management expects to complete the lease terminations in the first quarter of 1997. The revenues and income before taxes of these facilities and related regional offices during 1996 were $57,140,000 and $677,000, respectively. In addition, in the third quarter of 1996, the Company recorded other charges as set forth in the following table, including a charge for additional bad debt expense related to TeamCare. The charge for bad debt expense is attributable to the increased risk of collection resulting from the deterioration in the financial condition of certain customers. The notes receivable written off are for loans made by the Company to a sublease lessee to fund working capital. Accounts receivable from the facility under lease serve as collateral for the working capital loans. During the third quarter of 1996, the loans to the lessee began to significantly exceed the collateral, indicating that the loan would not be recoverable. Accordingly, the Company decided to terminate the sublease arrangement and to write off the loans which it concluded would not be recoverable. The write-off of leasehold improvements, notes receivable and bad debt expense are reflected in the accompanying Consolidated Balance Sheets as a direct reduction of the related asset. Costs related to the termination of the frozen pension plan and other items have been reflected in accrued expenses in the accompanying Consolidated Balance Sheets. The following is a summary of the exit and other one-time charges:

                                                           DOLLARS IN THOUSANDS
                                                           --------------------
   EXIT COSTS:
     Write-off of leasehold improvements in connection
      with the terminated leases.........................        $10,600
   OTHER:
     TeamCare bad debt expense...........................          2,900
     Write-off of notes receivable.......................          3,000
     Termination of frozen pension plan and other items..          1,900
                                                                 -------
                                                                 $18,400
                                                                 =======

RESTRUCTURING

  In August 1994, GranCare adopted and publicly announced a formal plan of restructuring which includes the reorganization of GranCare's operations and the sale of certain under-performing and non-strategic long-term health care facilities. In connection with its commitment to this formal plan, GranCare recognized an $8,200,000 restructuring charge in the third quarter of 1994, consisting of the following components:

                                                            DOLLARS IN THOUSANDS
                                                            --------------------
   Actual and projected net operating losses of the
    facilities to be sold, from the commitment date to
    their anticipated disposal dates......................         $2,620
   Less: Estimated gains from the sale of the facilities..          2,250
                                                                   ------
                                                                      370
   Personnel costs--termination and severance.............          3,700
   Professional fees--legal, accounting and appraisals--
    and other exit costs..................................          1,100
   Write-off of unamortized financing fees resulting from
    restructuring.........................................          2,400
   Other..................................................            630
                                                                   ------
   Total restructuring costs..............................         $8,200
                                                                   ======

                                GRANCARE, INC.

  The termination and severance benefits cover approximately 50 employees who work or worked in the facilities to be divested or GranCare's corporate or regional offices. Charges against the restructuring reserve in 1996, 1995 and 1994 included the write-off of unamortized financing fees and operating gains and losses of the facilities sold. At December 31, 1996, all amounts provided under this charge had been paid.

NOTE 14. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

  The following table presents the Company's quarterly financial results of operations for the years ended December 31, 1996 and 1995:

                                                                  NET INCOME
                                                                  (LOSS) PER
                           REVENUES         NET INCOME               SHARE
                      ------------------- ------------------     --------------
                        1996      1995     1996       1995        1996   1995
                      --------- --------- -------    -------     --------------
                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
First Quarter........ $ 230,011 $ 191,681 $ 6,590    $ 6,079     $ 0.28 $ 0.25
Second Quarter.......   247,271   204,426   8,180      7,713       0.34   0.32
Third Quarter........   268,371   208,462   9,392(2)    (518)(1)   0.39  (0.02)
Fourth Quarter.......   257,470   211,893   8,558      7,290       0.35   0.31

--------
(1) Includes merger and other one-time costs of $11.8 million (see Note 4).
(2) Includes the effects before income taxes of (a) $18.0 million gain on the sale of the Company's interest in ALS (see Note 2) and (b) exit and other one-time costs of $18.4 million (see Note 13).

                                 GRANCARE, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                       ADDITIONS
                            BALANCE AT CHARGED TO CHARGED TO              BALANCE
                            BEGINNING  COSTS AND    OTHER                 AT END
        DESCRIPTION          OF YEAR    EXPENSES   ACCOUNTS   DEDUCTIONS  OF YEAR
        -----------         ---------- ---------- ----------  ----------  -------
Year ended December 31,
 1994:
 Allowance for doubtful
  accounts.................    7,059     8,290      1,182(2)    6,639(1)   9,892
 Restructuring reserve for
  estimated losses on
  reorganization and
  divestiture of
  facilities...............      --      8,200        --        3,658(3)   4,542
Year ended December 31
 1995:
 Allowance for doubtful
  accounts.................    9,892     6,281        572(2)    5,889(1)  10,856
 Restructuring reserve for
  estimated losses on
  reorganization and
  divestiture of
  facilities...............    4,542       --         --        4,042(3)     500
Year ended December 31,
 1996:
 Allowance for doubtful
  accounts.................   10,856     7,318        --        6,965(1)  11,209
 Restructuring reserve for
  estimated losses on
  reorganization and
  divestiture of
  facilities...............      500       --         --          500(3)     --

--------
(1) Uncollectible accounts written off, net of recoveries.
(2) Allowances recorded at date of acquisition.
(3) Writeoff of deferred loan and other related costs, operating results of the facilities to be divested and gain or loss on the sale of those facilities.

                                GRANCARE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                        JUNE 30,   DECEMBER 31,
                                                          1997         1996
                                                       ----------- ------------
                                                       (UNAUDITED)    (NOTE)
                                                        (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents............................  $ 19,778     $ 14,512
 Accounts receivable, less allowance for doubtful ac-
  counts (1997--$14,918
  and 1996--$11,209)..................................   234,435      233,335
 Inventories..........................................     1,838       17,312
 Notes receivable.....................................    24,520       24,520
 Prepaid expenses and other current assets............    17,502       18,786
 Deferred income taxes................................     5,887        9,239
                                                        --------     --------
  Total current assets................................   303,960      317,704
Property and equipment................................   254,773      271,536
 Less accumulated depreciation........................   (57,798)     (64,387)
                                                        --------     --------
                                                         196,975      207,149
Other assets:
 Investments, at fair value...........................    38,175       38,933
 Goodwill, less accumulated amortization (1997--$6,010
  and 1996--$10,332)..................................    59,550      133,152
 Other intangibles, less accumulated amortization
  (1997--$5,378 and 1996--$9,700).....................     9,497       11,613
 Other................................................    29,752       39,488
                                                        --------     --------
Total assets..........................................  $637,909     $748,039
                                                        ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses................  $ 82,555     $ 79,824
 Accrued wages and related liabilities................    16,405       21,541
 Interest payable.....................................     4,968        8,235
 Notes payable and current maturities of long-term
  debt................................................     3,115        7,535
                                                        --------     --------
  Total current liabilities...........................   107,043      117,135
Long-term debt........................................   361,996      382,242
Deferred income taxes.................................    17,531       23,084
Other.................................................    10,889       11,278
Stockholders' equity:
 Common stock; $0.001 par value; 50,000,000 shares au-
  thorized
  (shares issued: 1997--24,088,697)...................        24          --
 Paid in capital......................................   124,970          --
 Common stock; no par value; 50,000,000 shares
  authorized
  (shares issued: 1996--23,677,825)...................       --       123,378
 Equity component of minimum pension liability........      (542)        (542)
 Unrealized gain on investments net of income taxes
  (1997--$4,554 and 1996--$4,573).....................     6,831        6,885
 Retained earnings....................................     9,167       84,579
                                                        --------     --------
                                                        140,450       214,300
                                                        --------     --------
 Total liabilities and stockholders' equity...........  $637,909     $748,039
                                                        ========     ========

Note: The balance sheet at December 31, 1996 has been derived from the audited financial statements at that date. See Notes to Condensed Consolidated Financial Statements.

                                 GRANCARE, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                           THREE MONTHS     SIX MONTHS ENDED
                                          ENDED JUNE 30,        JUNE 30,
                                         ------------------ ------------------
                                           1997      1996     1997      1996
                                         --------  -------- --------  --------
                                          (DOLLARS AND SHARES IN THOUSANDS,
                                               EXCEPT PER SHARE DATA)
REVENUES:
 Net patient revenues................... $197,925  $245,427 $420,851  $474,254
 Investment and other revenue...........    1,416     1,844    3,006     3,028
                                         --------  -------- --------  --------
  Net revenues..........................  199,341   247,271  423,857   477,282
EXPENSES:
 Operating expenses.....................  187,016   218,646  390,870   423,721
 Depreciation and amortization..........    5,262     6,514   11,013    12,672
 Interest expense and financing
  charges...............................    7,782     8,918   16,319    17,067
 Nonrecurring costs-merger and other
  costs.................................      --        --    28,300       --
                                         --------  -------- --------  --------
  Total expenses........................  200,060   234,078  446,502   453,460
                                         --------  -------- --------  --------
Income (loss) before income taxes and
 extraordinary charge...................     (719)   13,193  (22,645)   23,822
Income taxes............................     (273)    5,013     (893)    9,052
                                         --------  -------- --------  --------
Income (loss) before extraordinary
 charge.................................     (446)    8,180  (21,752)   14,770
Extraordinary charge--loss on early
 extinguishment of debt, net of income
 tax benefit of $2,961..................      --        --     4,831       --
                                         --------  -------- --------  --------
  Net income (loss)..................... $   (446) $  8,180 $(26,583) $ 14,770
                                         ========  ======== ========  ========
NET INCOME (LOSS) PER COMMON AND COMMON
 EQUIVALENT SHARE:
 Primary:
  Income (loss) before extraordinary
   charge............................... $  (0.02) $   0.34 $  (0.91) $   0.62
  Extraordinary charge..................      --        --     (0.20)      --
                                         --------  -------- --------  --------
  Net income (loss)..................... $  (0.02) $   0.34 $  (1.11) $   0.62
                                         ========  ======== ========  ========
 Fully diluted:
  Income (loss) before extraordinary
   charge............................... $  (0.02) $   0.33 $  (0.91) $   0.61
  Extraordinary charge..................      --        --     (0.20)      --
                                         --------  -------- --------  --------
  Net income (loss)..................... $  (0.02) $   0.33 $  (1.11) $   0.61
                                         ========  ======== ========  ========
Weighted average number of common and
 common equivalent shares outstanding
 Primary................................   24,028    24,077   23,925    23,932
                                         ========  ======== ========  ========
 Fully diluted..........................   24,028    26,570   23,925    26,484
                                         ========  ======== ========  ========

           See Notes to Condensed Consolidated Financial Statements.

                                 GRANCARE, INC.

           CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                      EQUITY
                                    COMMON          COMPONENT
                          COMMON    STOCK,          OF MINIMUM UNREALIZED
                         STOCK, NO  $0.001 PAID IN   PENSION     GAIN ON   RETAINED
                            PAR      PAR   CAPITAL  LIABILITY  INVESTMENTS EARNINGS   TOTAL
                         ---------  ------ -------- ---------- ----------- --------  --------
                                               (DOLLARS IN THOUSANDS)
Balances at January 1,
 1997................... $123,378    $ --  $    --    $(542)     $6,885    $ 84,579  $214,300
TeamCare Merger
 transactions:
 Conversion of Common
  Stock................. (123,378)     24   123,354     --          --          --        --
 Dividend of TeamCare...      --       --       --      --          --      (48,829)  (48,829)
 Issuance of 410,872
  shares of common stock
  on exercise of
  options...............      --       --     1,616     --          --          --      1,616
 Unrealized loss on
  investments...........      --       --       --      --          (54)        --        (54)
 Net income (loss)......      --       --       --      --          --      (26,583)  (26,583)
                         --------    ----  --------   -----      ------    --------  --------
Balances at June 30,
 1997...................      --     $ 24  $124,970   $(542)     $6,831    $  9,167  $140,450
                         ========    ====  ========   =====      ======    ========  ========



           See Notes to Condensed Consolidated Financial Statements.

                                 GRANCARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                           -------------------
                                                             1997       1996
                                                           ---------  --------
                                                              (DOLLARS IN
                                                               THOUSANDS)
OPERATING ACTIVITIES
 Net income (loss)........................................ $ (26,583) $ 14,770
 Adjustments to reconcile net income (loss) to net cash
  used in operating activities:
  Provision for doubtful accounts.........................    10,381     3,607
  Depreciation and amortization...........................    11,013    12,672
  Gain on sale of assets..................................      (187)     (114)
  Non-cash one-time charges...............................     5,916       --
  Amortization of deferred financing costs................       310       468
  Changes in assets and liabilities net of effect of ac-
   quisitions:
   Accounts receivable....................................   (59,406)  (44,728)
   Other current assets...................................    (1,212)   (4,096)
   Other noncurrent assets................................      (767)   (3,641)
   Accounts payable and accrued expenses..................    17,830     1,682
   Accrued wages and related liabilities..................      (987)     (469)
   Interest payable.......................................    (3,133)    1,433
   Income taxes payable...................................       --      1,928
   Other noncurrent liabilities...........................        96        76
                                                           ---------  --------
Net cash used in operating activities.....................   (46,729)  (16,412)
INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired...........       163    (5,929)
Purchases of property and equipment.......................   (11,758)  (16,364)
Net proceeds from disposition of TeamCare.................    88,233       --
Proceeds from disposition of property and equipment.......       --        994
Net purchases and sales of investments....................       586    (5,119)
Other.....................................................      (546)   (1,400)
                                                           ---------  --------
Net cash provided by (used in) investing activities.......    76,678   (27,818)
FINANCING ACTIVITIES
Proceeds from exercise of warrants and options............     1,616     1,992
Long-term debt payments...................................  (262,794)   (4,571)
Proceeds from long-term debt borrowings...................   239,000    42,250
Payment of debt issuance costs............................    (2,505)     (250)
                                                           ---------  --------
Net cash (used in) provided by financing activities.......   (24,683)   39,421
                                                           ---------  --------
Net increase (decrease) in cash and cash equivalents......     5,266    (4,809)
Cash and cash equivalents at beginning of period..........    14,512    17,738
                                                           ---------  --------
Cash and cash equivalents at end of period................ $  19,778  $ 12,929
                                                           =========  ========

            See Notes to Condensed Consolidated Financial Statements

                                GRANCARE, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. For further information, refer to the consolidated financial statements and the footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1996.

NOTE B--VITALINK MERGER

  GranCare entered into an Amended and Restated Agreement and Plan of Merger with Vitalink Pharmacy Services, Inc. (Vitalink) dated as of September 3, 1996. The form of the transactions were: (1) GranCare's skilled nursing facilities, along with its contract management and home health businesses were reorganized into New GranCare, Inc. (New GranCare) and all of the shares of New GranCare distributed to the GranCare shareholders in a tax-free spin off (the Distribution); (2) GranCare (then consisting solely of the institutional pharmacy and related business known as TeamCare) merged into and was acquired by Vitalink (Vitalink Merger) through a tax-free exchange of shares of common stock of Vitalink for shares of common stock of GranCare; and (3) New GranCare became a public company upon consummation of the Distribution. Notwithstanding the legal structure of the transactions, for accounting/financial reporting purposes such transactions have been treated as the spin-off of TeamCare in the form of a dividend and the reorganization/recapitalization of GranCare into New GranCare as New GranCare has continued the majority of the GranCare businesses. No gain has been recognized as a result of the distribution for the difference between the market value of the Vitalink Common Stock received and the carrying value of the net assets of TeamCare. New GranCare continued to reflect the historical cost basis of assets and liabilities of GranCare. These transactions were approved by the GranCare shareholders on February 8, 1997 and the transactions closed on February 12, 1997 (the Closing Date); the spin-off of TeamCare was reflected in the first quarter of 1997.

  In addition, as a consequence of the Vitalink Merger, the Company redeemed its 6% Convertible Subordinated Debentures (the Debentures) due January 15, 2003 effective as of the Closing Date. GranCare deposited the redemption price and accrued interest on each outstanding Debenture with the trustee for the Debentures and interest ceased to accrue as of February 12, 1997. GranCare also completed a tender offer for its 9 3/8% Senior Subordinated Notes (Senior Notes) due 2005. GranCare accepted $98 million aggregate principal amount of Senior Notes (representing 98% of the outstanding Senior Notes) for purchase pursuant to GranCare's cash tender offer at a purchase price of $1,090 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the payment date.

                                GRANCARE, INC.

  In February 1997, the Company recognized a merger charge and extraordinary charge related to debt extinguishment in connection with the aforementioned transactions. The components of the merger charge and extraordinary charge recognized in New GranCare's operations in the first quarter of 1997 consist of the following:

                                                           DOLLARS IN THOUSANDS
                                                           --------------------
       Shared transaction costs:
         Redemption premium--$100 million Senior
          Subordinated Notes.............................        $ 9,000
         Redemption premium--$60 million Convertible
          Subordinated Debentures........................          2,430
         Investment banker fees..........................          4,200
         Consent fee paid to HRPT........................          5,500
         Other professional fees and merger related
          costs..........................................          5,470
                                                                 -------
       Total shared costs................................         26,600
       Less costs to be paid by Vitalink.................        (13,300)
                                                                 -------
       GranCare portion of shared transaction costs......         13,300
       Other transaction related costs:
         Consent fee paid to HRPT........................          4,500
         Write-off to deferred financing fees............          5,441
         Amounts payable under GranCare Shareholder Value
          Program........................................          4,500
         Amounts payable under Restricted Stock Plan.....          2,200
         Other employee severance and other related
          costs..........................................          6,059
                                                                 -------
                                                                  36,000
       Less: Income taxes................................         (6,000)
                                                                 -------
       Total costs, net of income taxes..................        $30,000
                                                                 =======

  Amounts included in the $7.8 million gross extraordinary charge recognized by the Company are: redemption premium on $100 million Senior Subordinated Notes--$9.0 million; redemption premium on $60 million Convertible Subordinated Debentures--$2.4 million; and write-off of deferred financing fees--$5.4 million, less amounts paid by Vitalink--$9.0 million.

  Excluding TeamCare, the Vitalink Merger and extraordinary charges, GranCare's total net revenues, pre-tax income and primary earnings per share for the six month periods ended June 30, 1997 and 1996, respectively, would have been $403,060,000, $5,166,000 and $0.13 and $365,790,000, $6,333,000 and
$0.26.

NOTE C--CONTINGENT EARN-OUT PROVISION

  The purchase agreement with respect to the 1994 acquisition of Long Term Care Pharmaceutical Services Corporation I and Long Term Care Pharmaceutical Services Corporation III (collectively, "LTC"), contained a contingent earnout provision for the two year period ended June 30, 1996. In April 1997, the Company paid the seller of LTC $5.4 million in settlement of the earnout provision. Of this settlement, Vitalink is obligated to fund $2.5 million. This settlement has been reflected in the accompanying financial statements as an increase to GranCare's investment in TeamCare thereby increasing the amount of the dividend recorded in connection with the TeamCare spin-off.

                                GRANCARE, INC.

NOTE D--NON-RECURRING CHARGE

  During the third quarter of 1996, the Company recorded exit and other one-time costs of $18.4 million as a charge to operations. Approximately $10.6 million of this charge relates to management's decision to close five Indiana facilities which are operated under long term operating leases, as these facilities did not fit the Company's operating strategies. The $10.6 million reflects the remaining net book value of leasehold improvements at the dates of closure and the remaining rent due to the landlord for periods after the dates of closure. On March 6, 1997, the Company modified its plan from closing five Indiana facilities to terminating most of its lease obligations and operations in Indiana involving a total of 18 facilities. This modification did not significantly impact the exit costs previously accrued in the third quarter of 1996. Management completed the lease terminations effective April 1, 1997. Approximately $3 million of the charge relates to the write-off of notes receivable for loans made by the Company to a sublease lessee to fund working capital. Accounts receivable from the facility under lease serve as collateral for the working capital loans. During the third quarter of 1996, the loans to the lessee began to significantly exceed the collateral, indicating that the loan would not be recoverable. Accordingly, the Company decided to terminate the sublease arrangement and to write off the loans which it concluded would not be recoverable. In addition, in the third quarter of 1996, the Company recorded $4.8 million of other charges which included $2.9 million of additional bad debt expense related to TeamCare. The charge for bad debt expense was necessary to provide for the increased risk of collection resulting from the deterioration in the financial condition of certain customers in the third quarter of 1996.

NOTE E--THIRD PARTY SETTLEMENT APPEAL

  During the fourth quarter of 1996, the Company received final settlement on its 1994 cost reports for its California long-term health care facilities. The final settlements made by the intermediary for seven facilities included disallowances of a portion of speech and occupational therapy costs ($1.8 million) based on their interpretation of the Medicare prudent buyer concept. In addition, the intermediary has reopened the 1993 cost reports for two additional facilities ($0.7 million) for the same issue. The Company has furnished therapy services to patients under arrangements with outside therapy contractors. The contracts with the outside contractors contain indemnification clauses regarding denial of payment for services provided. The intermediary asserts that the Company did not act as a prudent buyer of therapy services as the Company should have hired therapists instead of contracting for their services. In the absence of prudent buyer documentation to the contrary, the intermediary determined reasonable costs for therapy services based on internally developed survey data and other factors. The Company, in conjunction with a therapy company and another long-term care company, has filed an expedited group appeal to the Provider Reimbursement Review Board regarding these 1994 audit adjustments. A hearing took place during the Company's second quarter. The Company is awaiting the outcome of this hearing. Management (based on the advise of outside counsel) believes that it has a strong position in this matter and will ultimately prevail; therefore no accrual for losses has been made. It is possible that the intermediary will attempt to apply the same interpretation for other Company facilities and for other periods. If the hearing results in an unfavorable outcome to the Company and if the Company does not ultimately prevail on this matter, it could have a material adverse impact on net income of a particular future quarter or year.

NOTE F--CREDIT FACILITY

  In connection with the Vitalink Merger described in Note B, the Company replaced its existing credit facility with a new credit facility in the aggregate amount of $300,000,000 (the New Credit Facility). The New Credit Facility consists of two components: a $200,000,000 5-year revolving credit facility (which includes a $40,000,000 sub-limit for the issuance of standby letters of credit) and a $100,000,000 5-year term loan. Borrowings for working capital and general corporate purposes may not exceed $75,000,000. The first $25,000,000 of exposure for letters of credit issued under the letter of credit sub-facility will correspondingly

                                GRANCARE, INC.

reduce availability under the working capital sub-facility. The revolving credit portion of the New Credit Facility will mature in five years. The term loan portion of the New Credit Facility will be amortized in ten quarterly installments of $7,000,000 each commencing February 12, 1999, thereafter increasing to $10,000,000 per quarter. All remaining principal and accrued and unpaid interest shall be due and payable in full on the fifth anniversary of the closing date of the New Credit Facility. Interest on outstanding borrowings shall accrue, at the option of the Company, at the base rate or at the Eurodollar rate plus, in each case, an applicable margin.

NOTE G--TAXES

  For the six-months ended June 30, 1997, the provision for income taxes is affected by $19.0 million of merger expenses that are not tax deductible for income tax purposes. Without the effect of such non-deductible expenses, the effective tax rate for the 1997 period is approximately 39% compared to 38% for the same period in 1996.

NOTE H--FASB STATEMENT NO. 128

  During the first quarter of 1997, the FASB released FASB Statement No. 128 (Statement No. 128), Earnings Per Share. As required, the Company intends to adopt Statement No. 128 in the fourth quarter of 1997 and will restate earnings per share for prior periods in conformity with the new rules. The Company has not yet determined the earning per share impact of adopting Statement No. 128.

NOTE I--RELATED PARTY TRANSACTION

  Effective April 1, 1997, the Company acquired Connerwood Healthcare, Inc. ("Connerwood"), a long-term care company operating seven skilled nursing facilities in Indiana. These facilities were subleased to Connerwood in 1993 and have been managed by the Company since that date. Four of the seven facilities acquired were subsequently divested in conjunction with the Indiana lease termination described in Note D. In connection with this acquisition transaction, the Company recorded $3.9 million in goodwill.

NOTE J--CHANGE IN ACCOUNTING ESTIMATE

  Since December 31, 1996, and to a greater extent in the second quarter of 1997, the Company has experienced delays in its collection of certain third party and other accounts receivable. In recognition of these delays, the Company has increased its allowance for doubtful accounts. The effect of this change in accounting estimate for the three and six months ended June 30, 1997 was to increase operating expenses by $8.0 million and net loss by $4.6 million, or $0.20 per share.

                                 ANNEXES TO THE
                           PROXY STATEMENT/PROSPECTUS

            Amended and Restated Agreement and Plan of Merger (Recapitalization
 Annex I     Merger Agreement)
            Amended and Restated Agreement and Plan of Merger (GranCare Merger
 Annex II    Agreement)
 Annex III  Form of Amended and Restated Certificate of Incorporation of Living
            Centers of America, Inc. (as proposed to be amended by the Amend-
            ment Proposal)
 Annex IV   Form of Amended and Restated Bylaws of Paragon
 Annex V    Form of Stockholders Agreement
 Annex VI   Opinion of Credit Suisse First Boston Corporation
 Annex VII  Opinion of NationsBanc Capital Markets, Inc.
 Annex VIII Opinion of Smith Barney Inc.
 Annex IX   Opinion of Chase Securities Inc.
 Annex X    Section 262 of the Delaware General Corporation Law

                                                                        ANNEX I

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 7, 1997, amended as of June 12, 1997 and September 9, 1997 and amended and restated as of September 17, 1997 (this "Amended and Restated Agreement") among Apollo Management, L.P., a Delaware limited partnership on behalf of one or more managed investment funds (the "Parent"), Apollo LCA Acquisition Corp., a Delaware corporation and a subsidiary of Parent (the "Sub"), and Living Centers of America, Inc., a Delaware corporation (the "Company").

                                   RECITALS

  WHEREAS, the Parent, the Sub and the Company entered into that certain Agreement and Plan of Merger dated as of May 7, 1997 (the "Original Merger Agreement" and as amended and restated as of June 12, 1997 and further amended as of September 9, 1997, the "Amended Original Merger Agreement");

  WHEREAS, subsequent to the date of the Amended Original Merger Agreement, the Parent, the Sub and the Company have each determined that it is in the best interests of each of the foregoing entities to enter into this Agreement, which amends and restates the Amended Original Merger Agreement;

  WHEREAS, the Board of Directors of each of the Sub and the Company has determined that it is fair and in the best interests of their respective stockholders for the Sub to merge with and into the Company (the "Merger") pursuant to Section 251 of the Delaware General Corporation Law ("DGCL") upon the terms and subject to the conditions set forth herein;

  WHEREAS, a condition of the Merger is satisfaction of all other conditions to a merger (the "GranCare Merger") of a wholly-owned subsidiary of the Company with and into GranCare, Inc., a Delaware corporation ("GranCare") ;

  WHEREAS, the Board of Directors of the Company has adopted resolutions approving the Merger, this Agreement, the issuance of shares of common stock of the Company, $.01 par value (the "Shares") in connection with the GranCare Merger, certain amendments to the Company's Certificate of Incoporation and the transactions contemplated hereby, and has agreed to recommend that the Company's stockholders approve the Merger, this Agreement, such issuance of Shares, and such amendments;

  WHEREAS, the Sub and the Company have agreed (subject to the terms and conditions of this Agreement), as soon as practicable following the approval by the stockholders of the Company, to effect the Merger, as more fully described herein;

  WHEREAS, the Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

  WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes;

  NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                  THE MERGER

Section 1.01 The Merger.

  Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the DGCL, the Sub shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI hereof.

  The Company shall be the surviving corporation in the Merger (in such capacity, sometimes referred to herein as the "Surviving Corporation") under the name Living Centers of America, Inc. (or such other name as the parties shall agree) and shall continue its existence under the laws of Delaware. The separate corporate existence of the Sub shall cease.

Section 1.02 Consummation of the Merger.

  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, as required by the DGCL, and shall take all such other and further actions as may be required by law to make the Merger effective as promptly as practicable. Prior to the filing referred to in this Section, a closing (the "Closing") will be held at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York (or such other place as the parties may agree) for the purpose of confirming all the foregoing. The time the Merger becomes effective in accordance with applicable law is referred to as the "Effective Time."

Section 1.03 Effects of the Merger.

  The Merger shall have the effects set forth in the applicable provisions of the DGCL and set forth herein.

Section 1.04 Certificate of Incorporation and Bylaws.

  At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated to read in its entirety as set forth in Exhibit A (and the amendments effected thereby shall be submitted to the stockholders of the Company as contemplated by Section 1.06) and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of the Sub, as in effect immediately prior thereto (after giving effect to Section 5.15 hereof), shall be the Bylaws of the Surviving Corporation.

Section 1.05 Directors and Officers.

  The directors of the Sub immediately prior to the Effective Time (after giving effect to Section 5.12 hereof) and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified.

Section 1.06 Company Actions.

  The Company hereby represents and warrants that (a) its Board of Directors (at a meeting duly called and held), has (i) determined that the Merger is fair to and in the best interests of the stockholders of the Company, (ii) resolved to approve (A) this Agreement, the Merger, the issuance of Shares to the stockholders of the Sub in connection with the Merger (B) the amendment of the Company's Certificate of Incorporation as contemplated by Section 1.04 (the "Amendment Proposal"), and (C) the issuance of Shares (the "Stock Issuance Proposal") pursuant to the GranCare Merger contemplated by the amended and restated agreement and plan of merger (the "GranCare Merger Agreement") by and among GranCare, the Company, a wholly-owned subsidiary of the Company ("Merger Sub") and the Parent, and to recommend (subject to its fiduciary duties as advised by legal counsel) approval of this Agreement, the Amendment Proposal and the Stock Issuance Proposal (collectively, the "Stockholder Approvals") by the stockholders of the Company, (iii) taken all necessary steps to render Section 203 of the DGCL and Article Tenth of the Company's Restated Certificate of Incorporation inapplicable to the Merger,
(iv) resolved to elect not to be subject, to the extent permitted by law, to any state takeover law other than Section 203 of the DGCL that may purport to be applicable to the Merger, or the transactions contemplated by this Agreement and (v) approved the Rights Agreement Amendment (as defined below), and (b) Credit Suisse First Boston ("CSFB") and NationsBanc Capital Markets, Inc. ("NationsBanc"), the Company's financial advisors, have advised the Company's Board of Directors that, in their opinion, the consideration to be paid to or retained by the Company's stockholders in the Merger and the GranCare Merger is fair, from a financial point of view, to such stockholders.

                                  ARTICLE II

                             EFFECTS OF THE MERGER

Section 2.01 Conversion of Shares.

  (a) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Parent, the Sub or any subsidiary of the Parent or the Sub or held in the treasury of the Company (collectively "Excluded Shares"), all of which shall be canceled and cease to exist, without consideration being payable therefore and Dissenting Shares (as defined in Section 2.06)) shall, by virtue of the Merger, remain outstanding or be converted at the Effective Time into the following (the "Merger Consideration"), upon the surrender of the certificate representing such Shares as provided in Section 2.07 and subject to Section 2.03 hereof:

    (i) for each Share with respect to which an election to retain such Share has been effectively made and not revoked or lost, pursuant to Sections 2.02(c), (d) and (e) ("Electing Shares"), the right to retain one fully paid and nonassessable share of Common Stock of the Surviving Corporation (a "Retained LCA Share"); and

    (ii) for each such Share (other than Retained LCA Shares), the right to receive in cash from the Company following the Merger an amount equal to $40.50 (the "Cash Election Price").

  (b) As of the Effective Time of the Merger, all Shares (other than Excluded Shares and Retained LCA Shares) issued and outstanding immediately prior to the Effective Time of the Merger, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and each holder of a certificate representing any such Shares shall, to the extent such certificate represents such Shares, cease to have any rights with respect thereto, except the right to receive cash, including such in lieu of fractional shares to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.07 and except for the rights of Dissenting Shares as provided in Section 262 of the DGCL.

Section 2.02 Elections.

  (a) Each person who, on or prior to the Election Date referred to in paragraph (c) below, is a record holder of Shares will be entitled, with respect to all or any portion of his Shares, to make an unconditional election (an "LCA Stock Election") on or prior to such Election Date to retain Retained LCA Shares (subject to Section 2.03), on the basis hereinafter set forth.

  (b) Prior to the mailing of the Proxy Statement (as defined below), the Sub shall appoint a bank or trust company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration.

  (c) The Company shall prepare and mail a form of election, which form shall be subject to the reasonable approval of the Sub (the "Form of Election"), with the Proxy Statement to the record holders of Shares as of the record date for the Stockholders Meeting (as defined below), which Form of Election shall be used by each record holder of Shares who wishes to make an LCA Stock Election for any or all Shares held, subject to the provisions of Section 2.03 hereof, by such holder. The Company will use commercially reasonable efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Shares during the period between such record date and the Election Date referred to below. Any such holder's election to retain Retained LCA Shares shall have been properly made only if the Paying Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "Election Date") next preceding the day on which the vote on the Stockholder Approvals is taken at the Stockholders Meeting a Form of Election properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Paying Agent within three (3) NYSE trading days after the date of execution of such guarantee of delivery).

  (d) Any Form of Election may be revoked by the stockholder submitting it to the Paying Agent only by written notice received by the Paying Agent (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the date of the Stockholders Meeting, if (and to the extent that) the Paying Agent is legally required to permit revocations and the Effective Time of the Merger shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Paying Agent is notified in writing by the Sub and the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the Shares to which such form of Election relates shall be promptly returned to the stockholder submitting the same to the Paying Agent.

  (e) The determination of the Paying Agent shall be binding whether or not elections to retain Retained LCA Shares have been properly made or revoked pursuant to this Section 2.02 with respect to Shares and when elections and revocations were received by it. If the Paying Agent determines that any election to retain Retained LCA Shares was not properly made with respect to Shares, such Shares shall be treated by the Paying Agent as Shares which were not Electing Shares at the Effective Time of the Merger, and such Shares shall be exchanged in the Merger for cash pursuant to Section 2.01(a)(ii). The Paying Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.03, and any such computation shall be conclusive and binding on the holders of Shares. The Paying Agent may, with the mutual agreement of the Sub and the Company, make such rules as are consistent with this Section 2.02 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

Section 2.03 Proration.

  (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of Shares to remain outstanding as Retained LCA Shares in the Surviving Corporation at the Effective Time of the Merger shall be equal to 1,905,748, (the "Retained Share Number").

  (b) If the number of Electing Shares exceeds the Retained Share Number, then each Electing Share shall be converted into the right to retain Retained LCA Shares or receive cash in accordance with the terms of Section 2.01(a) in the following manner:

    (i) A proration factor (the "Non-Cash Proration Factor") shall be determined by dividing the Retained Share Number by the total number of Electing Shares.

    (ii) Subject to Section 2.07(e), the number of Electing Shares covered by each LCA Stock Election to be retained (on a consistent basis among stockholders who made the election referred to in Section 2.01(a)(i) pro rata to the number of shares as to which they made such elections) shall be equal to the product of the Non-Cash Proration Factor multiplied by the total number of Electing Shares.

    (iii) Subject to Section 2.07(e), each Electing Share other than those shares retained as Retained LCA Shares in accordance with Section 2.03(b)(ii), shall be converted into the right to receive the cash price (on a consistent basis among stockholders who made the election referred to in Section 2.01(a)(i), pro rata to the number of shares as to which they made such election) as if such shares were not Electing Shares in accordance with the terms of Section 2.01(a)(ii).

  (c) If the number of Electing Shares is less than the Retained Share Number, then:

    (i) All Electing Shares shall remain outstanding as Retained LCA Shares in New LCA in accordance with the terms of Section 2.01(a))(i);

    (ii) Subject to Section 2.07(e), additional Shares other than Electing Shares shall be retained (on a consistent basis among stockholders who held Shares as to which they did not make the election referred to in Section 2.01(a)(i) pro rata to the number of such Shares as to which no such election had been made) as Retained LCA Shares in accordance with the terms of Section 2.01(a) in the following manner: the number of Shares in addition to Electing Shares to be retained as Retained LCA Shares (the "Non-Electing Retained LCA Shares") (on a basis consistent among stockholders who held Shares as to which they did not make the election referred to in Section 2.01(a)(i) pro rata to the number of such Shares as to which no such election had been made) shall be equal to the excess of the Retained Share Number over the number of Electing Shares.

    (iii) Each other Share shall be converted into the right to receive the cash price.

Section 2.04 Conversion of Common Stock of the Sub.

  Each share of common stock, par value $.01 per share, of the Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become at the Effective Time one share of common stock of the Surviving Corporation.

Section 2.05 Stockholders' Meeting.

  Subject to applicable law, the Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting (which, as may be duly adjourned, shall be referred to as the "Special Meeting" or the "Stockholders Meeting") of its stockholders as soon as practicable for the purpose of obtaining the Stockholder Approvals and, subject to the fiduciary duties of its Board of Directors under applicable law as determined by such directors in good faith after consultation with and based upon the advice of Cleary, Gottlieb, Steen & Hamilton, as legal counsel to the Company, include in the joint proxy statement (the "Proxy Statement") of each of the Company and GranCare for use in connection with the stockholders meeting of each of the Company and GranCare, the recommendation of the Company's Board of Directors that stockholders of the Company vote in favor of the Stockholder Approvals. The Parent, the Sub and the Company agree to use commercially reasonable efforts to cause the Special Meeting to occur within forty-five (45) days after the Company has responded to all SEC comments with respect to the preliminary Proxy Statement as provided in Section 5.07.

Section 2.06 Dissenting Shares.

  Notwithstanding anything in this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration (but instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such Dissenting Shares in accordance with the DGCL), unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall be treated at the Company's sole discretion as either
(i) a Share (other than an Electing Share) that had been converted as of the Effective Time of the Merger into the right to receive Merger Consideration in accordance with Section 2.01(a) or (ii) an Electing Share. The Company shall give prompt notice to the Sub of any demands received by the Company for appraisal of Shares, and the Sub and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Sub and Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.07 Exchange of Certificates.

  (a) As soon as reasonably practicable as of or after the Effective Time of the Merger, the Corporation shall deposit with the Paying Agent, for the benefit of the holders of Shares, for exchange in accordance with this Article II, the cash portion of the Merger Consideration.

  (b) As of or promptly after the Effective Time of the Merger, each holder of an outstanding certificate or certificates which prior thereto represented Shares shall, upon surrender to the Paying Agent of such certificate or certificates and acceptance thereof by the Paying Agent, be entitled to a certificate or certificates representing the number of full shares in the Surviving Corporation, if any, to be retained by the holder thereof as Retained LCA Shares pursuant to this Agreement and the amount of cash, if any, into which the number of Shares previously represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Paying Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time of the Merger, there shall be no further transfer on the records of the Company or its transfer agent of certificates representing (i) Shares which have been converted, in whole or in part, pursuant to this Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they shall be canceled against delivery of cash and, if appropriate, certificates for Retained

LCA Shares. If any certificate for such Retained LCA Shares is to be issued in, or if cash is to be remitted to, a name other than that in which the certificate for Shares surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed or otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Company or its transfer agent any transfer or other taxes required by reason of the issuance of certificates for such Retained LCA Shares in a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Company or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.07(b), each certificate for Shares shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.01.

  (c) No dividends or other distributions with respect to Retained LCA Shares with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered certificate for Shares with respect to the Retained LCA Shares represented thereby and no cash payment in lieu of fractional Shares shall be paid to any such holder pursuant to Section 2.07(e) until the surrender of such certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole Retained LCA Shares issued in connection therewith, without interest (i) at the time of such surrender, the amount of any cash payable in lieu of a fraction of a Retained LCA Share to which such holder is entitled pursuant to
Section 2.07(e) and the proportionate amount of dividends or other distributions with a record date after the Effective Time of the Merger therefor paid with respect to such Retained LCA Shares, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Retained LCA Shares.

  (d) All cash paid upon the surrender for exchange of certificates representing Shares in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.07(e) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Shares exchanged for cash theretofore represented by such certificates.

  (e) Notwithstanding any other provision of this Agreement, each holder of Retained LCA Shares retained pursuant to the Merger who would otherwise have been entitled to retain a fraction of a Retained LCA Share (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by $40.50.

  (f) Any portion of the Merger Consideration deposited with the Paying Agent pursuant to this Section 2.07 (the "Exchange Fund") which remains undistributed to the holders of the certificates representing Shares for six months after the Effective Time of the Merger shall be delivered to the Surviving Corporation and any holders of Shares prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of their claim for cash, if any.

  (g) None of the Sub or the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public office pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing Shares shall not have been surrendered prior to one year after the Effective Time of the Merger (or immediately prior to such earlier date on which any cash in respect of such certificate would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (h) The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

  (i) The Company shall pay all charges and expenses of the Paying Agent.

Section 2.08 Rights Under Stock Right Plans.

  Immediately prior to the Effective Time, the Company shall take such action as may be necessary so that each then outstanding option, warrant, or right (including stock purchase rights and options granted to outside directors) to purchase Shares, each holder of any other right to receive Shares subject to vesting, settlement or other conditions (whether or not conditioned upon the payment of consideration by such holder), each employee who has made an election on or before the date hereof to purchase Shares under a stock purchase arrangement in effect on or before the date hereof (regardless of whether such Shares have been purchased or have been allocated from treasury stock in response to such election or whether the settlement or allocation of such Shares is subject to vesting or other conditions, but, in the case of the salary reduction plans, only with respect to Shares to be allocated with respect to reductions in salary if such salary reduction relates to the period prior to the Effective Time), and each holder of Shares subject to vesting or other restrictions pursuant to any employee benefit or stock plan (including, without limitation, any stock option, stock purchase, restricted stock or other plan) (all of the options, warrants, rights, elections to purchase, whether through salary reduction or otherwise, and plans referred to above being defined as the "Stock Right Plans"), whether or not such options or rights are then vested or exercisable, or such elections have been fulfilled or honored or such restrictions have lapsed or terminated (the "Rights"), shall be cancelled by the Company, and each holder of a Right to be cancelled shall be entitled to receive that number of Shares as is equal to the product of (i) the total number of Shares subject to such holder's Rights, and (ii) the excess, if any, of (x) $40.50 over (y) the exercise price per Share previously subject to each such Right, and (iii) 0.02469 (the "Right Consideration") upon cancellation of such Rights immediately prior to the Effective Time, and such holder shall be given the opportunity to make the elections described in Section 2.02 (subject to proration as provided in Section 2.03) with respect to the Shares to be issued as such Right Consideration; provided, however, that with respect to any person subject to
Section 16 of the Exchange Act, to the extent that the payment or the right to receive payment with respect to the Rights (or the Shares relating thereto) would cause such person to have any liability under Section 16 of the Exchange Act, any such amount shall be paid on (and shall not be payable until) the first business day following the expiration of six months after any such Right was granted and shall not be due and payable prior thereto (and the Parent, the Sub and the Company agree, for the benefit of such persons, not to assert that any such person has any liability pursuant to Section 16(b) of the Exchange Act with respect to any such amount). In all other instances, the Parent and the Surviving Corporation shall cause the Right Consideration to be paid within five business days after the Effective Time. The surrender of a Right to the Company in exchange for the Right Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Right. Prior to the Effective Time, the Company shall use all reasonable efforts to obtain all necessary consents or releases from holders of Rights under the Stock Right Plans or otherwise and take all such other action requested by the Sub, consistent with applicable law and the terms of the Stock Right Plans and the Rights as may be necessary to give effect to the transactions contemplated by this Section 2.08. The foregoing shall not limit or affect any provision of a Stock Right Plan that would accelerate the vesting of any Right or prevent the acceleration, settlement, or exercise of any Right that would otherwise be required or permitted pursuant to the terms of a Stock Right Plan (whether by reason of the consummation of the Offer or otherwise). No salaries shall be reduced with respect to employment subsequent to the Effective Time pursuant to stock purchase elections under the salary reduction plan.

Section 2.09 Nonqualified Deferred Compensation Plan.

  At the Effective Time, each participant in the Living Centers of America, Inc. Deferred Retirement Income Plan and each participant in the Company's Retirement Savings 401(k) Plan (the "Deferred Plans") shall become vested in his or her entire account balances under each Deferred Plan including, without limitation, any portion of such account balance maintained in Shares or Shares Units as provided under such Deferred Plans. Prior to the Effective Time, the Company may continue to match deferrals of compensation with Shares as provided pursuant to the Deferred Plans. Subject to Section 5.6, after the Effective Time, the Surviving Corporation may discontinue contributions or otherwise amend the Deferred Plans; provided that the Surviving Corporation shall continue to maintain in full force and effect, or otherwise preserve the tax benefits provided by, such Deferred Plans.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants as of the date hereof (or such other date as shall be expressly specified) to the Parent and the Sub as follows:

Section 3.01 Organization and Qualification.

  Each of the Company and its subsidiaries is a duly organized and validly existing corporation in good standing under the laws of its jurisdiction of incorporation, with all requisite corporate power and other authority to own its properties and conduct its business as it is being conducted on the date hereof, and is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary. The Company has heretofore made available to the Sub accurate and complete copies of the Certificates of Incorporation and Bylaws as currently in effect of the Company and its subsidiaries.

Section 3.02 Capitalization.

  (a) The authorized capital stock of the Company consists of 75,000,000 Shares and 5,000,000 shares of preferred stock, par value $.01 (the "Preferred Stock"), of which 350,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Junior Preferred Stock"). As of the close of business on March 31, 1997 (the "Capitalization Date"): 19,547,616 Shares were issued and outstanding; no shares of Preferred Stock were issued and outstanding; 720,304 Shares were held in the Company's treasury; and there were outstanding Rights with respect to 1,635,447 Shares as set forth in
Section 3.02(a) of the disclosure letter, dated the date hereof, delivered by the Company to the Parent on May 7, 1997 setting forth certain matters referred to in this Agreement (the "Disclosure Letter"); and there were outstanding rights (the "Rights Agreement Rights") under the Rights Agreement dated November 17, 1994 between the Company and Chemical Bank, as amended by an amendment dated as of July 31, 1995 (the "Rights Agreement"). Since the Capitalization Date, except as set forth in Section 3.02(a) of the Disclosure Letter or in the SEC Reports (as defined in Section 3.05) filed prior to May 7, 1997, the Company (i) has not issued any Shares other than upon the exercise or vesting of Rights outstanding on such date, (ii) has not granted any options or rights to purchase or acquire Shares (under the Stock Right Plans or otherwise) and (iii) has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. Except as set forth in this Section 3.02 or in
Section 3.02(a) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (iii) no options, warrants, rights, or other agreements or commitments to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and no obligation of the Company to grant, extend or enter into any subscription, warrant, option, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"). Except as set forth in Section 3.02(a) of the Disclosure Letter, there are no outstanding obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of capital stock of the Company or any of its subsidiaries. Notwithstanding the foregoing, the Company will issue Shares pursuant to the Equity Commitment (as hereinafter defined) and also will issue shares pursuant to the GranCare Merger.

  (b) Except as set forth in Section 3.02(b) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, the Company is, directly or indirectly, the record and beneficial owner of all the outstanding shares of capital stock of each of its subsidiaries, free and clear of any lien, mortgage, pledge, charge, security interest or encumbrance of any kind, and there are no irrevocable proxies with respect to any such shares. Except as set forth in Section 3.02(b) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, there are no outstanding (i) securities of the Company or any subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any subsidiary, or (ii) options or other rights to acquire from the Company or any of its subsidiaries, and no other obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any of its subsidiaries, or any other obligation of the Company or any of its subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i) and (ii) being referred to collectively as the "Subsidiary Securities"). There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

Section 3.03 Authority for this Agreement.

  The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated, other than the approval and adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement and the approval of the Merger by the holders of a majority of the outstanding Shares. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of each of the Parent and the Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

Section 3.04 Absence of Certain Changes.

  Except as disclosed in the SEC Reports filed prior to May 7, 1997 or as set forth in the capitalization information set forth in Section 3.02 of the Disclosure Letter from September 30, 1996 through the date hereof, (i) the Company and its subsidiaries have not suffered any Material Adverse Effect (as defined in Section 5.11), (ii) the Company and its subsidiaries have, in all material respects, conducted their respective businesses only in the ordinary course consistent with past practice, except in connection with the negotiation and execution and delivery of this Agreement and the solicitation or receipt of other offers to acquire the Company, and (iii) there has not been (a) any declaration, setting aside or payment of any dividend or other distribution in respect of the Shares or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any Company Securities or Subsidiary Securities; or (b) any action by the Company which if taken after the date hereof, would constitute a breach of Section 5.01 hereof. Except as disclosed in the SEC Reports filed prior to May 7, 1997 or in
Section 3.04 of the Disclosure Letter, since September 30, 1996, there has not been any change by the Company in accounting methods, principles or practices except as permitted by United States generally accepted accounting principles.

Section 3.05 Reports.

  (a) The Company has timely filed with the SEC all forms, reports and documents required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder on and after September 30, 1995, all of which have heretofor been filed or are hereafter filed (the "SEC Reports") have complied or will comply in form as of their respective filing dates in all material respects with all applicable requirements of the Exchange Act and the rules promulgated thereunder applicable thereto. None of the SEC Reports, at the time filed, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) As of their respective dates, the audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the SEC Reports were prepared (or will have been prepared) in all material respects in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods therein indicated (except as may be indicated in the notes thereto) and presented fairly the consolidated financial position of the Company, and the consolidated results of operations and changes in consolidated financial position or cash flows for the periods presented therein, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein which were not expected to have a Material Adverse Effect.

  (c) As of March 31, 1997, neither the Company nor any of its subsidiaries had any liabilities of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due that are required to be recorded or reflected on a balance sheet under United States generally accepted accounting principles, except as reflected or reserved against or disclosed in the financial statements of the Company included in the SEC Reports filed prior to May 7, 1997 or the Disclosure Letter or as otherwise disclosed in the SEC Reports filed prior to May 7, 1997 or the Disclosure Letter.

Section 3.06 Information Supplied.

  Any documents to be filed by the Company with the SEC or any other governmental or regulatory authority in connection with the Merger and the other transactions contemplated hereby will not, on the date of its filing or, with respect to the Proxy Statement, as supplemented if necessary, on the date it is sent or given to stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied in writing by or on behalf of the Parent, the Sub or GranCare expressly for inclusion therein and information incorporated by reference therein from documents filed by GranCare with the SEC. The Proxy Statement and any such other documents filed by the Company with the SEC under the Exchange Act or with any other governmental or regulatory authority under applicable law will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.07 Consents and Approvals; No Violation.

  Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or other similar governing documents) of the Company or any of its subsidiaries and except as disclosed in Section 3.07 of the Disclosure Letter and except for filings, permits, authorizations, notices, consents and approvals as may be required under, and other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act, the DGCL, and the "takeover" or blue sky laws of various states and consents, approvals, authorizations or filings under laws of jurisdictions outside the United States, and filings, notices, consents, authorizations and approvals as may be required by local, state, and federal regulatory agencies, commissions, boards, or public authorities with jurisdiction over health care facilities and providers, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental or regulatory authority, except where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or subsidiaries may be bound, except for such defaults (or rights of termination, cancellation or acceleration) which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, (iii) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Company or any of its subsidiaries which, in the aggregate, would have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; or (iv) violate any order, writ, injunction, agreement, contract, decree, statute, rule or regulation applicable to the

Company, any of its subsidiaries or by which any of their respective assets are bound, except for violations which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.08 Brokers.

  No broker, finder or other investment banker (other than CSFB and NationsBanc, a copy of whose engagement letters have been furnished to the Parent) is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company.

Section 3.09 Employee Benefit Matters.

  (a) For purposes of this Agreement, the term "Plan" shall refer to the following maintained by the Company, any of its subsidiaries or any of their respective ERISA Affiliates (as defined below), or with respect to which the Company, any of its subsidiaries or any of their respective ERISA Affiliates contributes or has any obligation to contribute or has any liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement): any plan, program, arrangement, agreement or commitment, whether written or oral, which is an employment, consulting, deferred compensation or change-in-control agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, stock option, stock purchase, severance pay, change-in-control, life, health, disability or accident insurance plan, or other employee benefit plan, program, arrangement, agreement or commitment, whether written or oral, including, without limitation, any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Section 3.09(a) of the Disclosure Letter sets forth each employment agreement with a person who is entitled to receive at least $100,000 per year from the Company or any of its subsidiaries (other than an employment agreement terminable without material liability (not otherwise disclosed) on no more than sixty
(60) days' notice).

  (b) Except as set forth in Section 3.09(b) of the Disclosure Letter, none of the Company, its subsidiaries nor any of their respective ERISA Affiliates maintains or contributes to, nor have they maintained or contributed to, any:

    (A) defined benefit plan subject to Title IV of ERISA; or

    (B) "Multiemployer plan" as defined in Section 4001 of ERISA.

  (c) No event has occurred and no condition or circumstance currently exists, in connection with which the Company, any of its subsidiaries, their respective ERISA Affiliates or any Plan, directly or indirectly, are likely to be subject to any liability under ERISA, the Code or any other law, regulation or governmental order applicable to any Plan which would be reasonably likely to have a Material Adverse Effect.

  (d) With respect to each Plan, (A) all material payments due from the Company or any of its subsidiaries to date have been made and all material amounts properly accrued to date or as of the Effective Time as liabilities of the Company or any of its subsidiaries which have not been paid have been properly recorded on the books of the Company; (B) each such Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has either received a favorable determination letter from the Internal Revenue Service with respect to such qualification as of the date specified in Section 3.09(d) of the Disclosure Letter or has filed for such a determination letter with the Internal Revenue Service within the time permitted under Rev. Proc. 95-12 (December 29, 1994), 1995-3 IRB 24, and nothing has occurred since the date of such letter that has resulted in or is likely to result in a tax qualification defect which would have a Material Adverse Effect; and (C) there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the best of the Company's knowledge, threatened with respect to such Plan or against the assets of such Plan.

  (e) The Company has made available to the Parent, with respect to each Plan for which the following exists:

    (A) a copy of the most recent annual report on Form 5500, with respect to such Plan including any Schedule B thereto;

    (B) a copy of the Summary Plan Description, together with each Summary of Material Modifications with respect to such Plan and, unless the Plan is embodied entirely in an insurance policy to which the Company or any of its subsidiaries is a Party, a true and complete copy of such Plan; and

    (C) if the Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement and the latest financial statements thereof.

  (f) Except as disclosed in Section 3.09(g) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, neither the Company nor any of its subsidiaries has any announced plan or legally binding commitment to create any additional material Plans or to make any material amendment or modification to any existing Plan, except in the ordinary course of business in accordance with its customary practices or as required by law or as necessary to maintain tax-qualified status.

  (g) For purposes of this Section 3.09, ERISA Affiliates include each corporation that is a member of the same controlled group as the Company or any of its subsidiaries within the meaning of Section 414(b) of the Code, any trade or business, whether or not incorporated, under common control with the Company or any of its subsidiaries within the meaning of Section 414(c) of the Code and any member of an affiliated service group that includes the Company, any of its subsidiaries and any of the corporations, trades or business described above, within the meaning of Section 414(m) of the Code.

Section 3.10 Litigation, etc.

  Except as set forth in Section 3.10 of the Disclosure Letter or as disclosed in the SEC Reports filed prior to May 7, 1997, as of the date hereof there is no pending audit, claim, action, proceeding or citizen's suit and, to the knowledge of the Company, no audit, claim, action, proceeding or citizen's suit or governmental investigation has been threatened against the Company or any of its subsidiaries before any court or governmental or regulatory authority which, in the aggregate, (i) would have a Material Adverse Effect or
(ii) would have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement. Except as set forth in Section 3.10 of the Disclosure Letter or as disclosed in the SEC Reports, filed prior to May 7, 1997 neither the Company nor any subsidiary of the Company is subject to any outstanding judicial, administrative or arbitration order, writ, injunction or decree that (i) has had a Material Adverse Effect or (ii) would have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.11 Tax Matters.

  The Company and each of its subsidiaries has duly filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, in the aggregate, would not have a Material Adverse Effect, and such returns and reports are true, correct and complete in all material respects. The Company and each of its subsidiaries has duly paid in full (or the Company has paid on its behalf) or made adequate provision in the Company's accounting records for all taxes for all past and current periods for which the Company or any of its Subsidiaries is liable. The most recent financial statements contained in the SEC Reports filed prior to May 7, 1997 reflect adequate reserves for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, in the aggregate, have a Material Adverse Effect. No requests for waivers of the time to assess any taxes against the Company or any of its subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the SEC

Reports filed prior to May 7, 1997, or, to the extent not adequately reserved, the assessment of which would not, in the aggregate, have a Material Adverse Effect. Except as set forth in Section 3.11 of the Disclosure Letter, neither the Company nor any of its subsidiaries has made any payments, or is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Internal Revenue Code. Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code. As used in this Agreement the term "taxes" includes all federal, state, local and foreign income, franchise, property, sales, use, excise and other taxes, including without limitation obligations for withholding taxes from payments due or made to any other person and any interest, penalties or additions to tax.

Section 3.12 Compliance with Law.

  Except as set forth in Section 3.12 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, any law, rule, regulation, order, judgment or decree applicable to the Company or any subsidiary or by which any property or asset of the Company or any subsidiary is bound or affected, except for any such conflicts, defaults or violations that would not in the aggregate have a Material Adverse Effect. Except as set forth in Section 3.12 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, the Company and its subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from governmental agencies required to conduct their businesses as now being conducted (the "Company Permits"), except for such permits, licenses, authorizations, consents, approvals and franchises the absence of which would not in the aggregate have a Material Adverse Effect. Except as set forth in Section 3.12 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, the Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not in the aggregate have a Material Adverse Effect.

Section 3.13 Environmental Compliance.

  Except as set forth in Section 3.13 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, (i) the assets, properties, businesses and operations of the Company and its subsidiaries are in compliance with applicable Environmental Laws (as defined in Section 8.11 hereof), except for such non-compliance which has not had and will not have a Material Adverse Effect; (ii) the Company and its subsidiaries have obtained and, as currently operating, are in compliance with all Company Permits necessary under any Environmental Law for the conduct of the business and operations of the Company and its subsidiaries in the manner now conducted except for such non-compliance which has not had and will not have a Material Adverse Effect; and
(iii) neither the Company nor any of its subsidiaries nor any of their respective assets, properties, businesses or operations has received or is subject to any outstanding order, decree, judgment, complaint, agreement, claim, citation, notice, or proceeding indicating that the Company or any of its subsidiaries is or may be (a) liable for a violation of any Environmental Law or (b) liable for any Environmental Liabilities and Costs, where in each case such liability would have a Material Adverse Effect.

Section 3.14 Insurance.

  Except as set forth in the SEC Reports filed prior to May 7, 1997, the Company and each of its Subsidiaries maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to prudent self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Company and each of its Subsidiaries and owning property in the same general areas in which the Company and each of its Subsidiaries conducts their businesses. The Company and each of its Subsidiaries may terminate each of its insurance policies or binders at or after the closing and will incur no material penalties or other material costs in doing so. None of such policies or binders was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There is no material default with respect to any provision contained in any such policy or binder, nor has the Company or any of its Subsidiaries failed to give any material notice or present any material claim under any such policy or binders in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder, the failure of which to be paid would result in the cancellation of such policy or binder. Except as otherwise set forth in the SEC Reports filed prior to May 7, 1997 or the Disclosure Letter, (a) there are no outstanding claims (in excess of normal retentions) that are not covered under any such policies or binders and, to the best knowledge of the Company, there has not occurred any event that might reasonably form the basis of any claim (in excess of normal retentions) that are not covered against or relating to the Company or any of its Subsidiaries that is not covered by any of such policies or binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c) there are no performance bonds outstanding with respect to the Company or any of its Subsidiaries.

Section 3.15 Vote Required.

  Assuming the accuracy of the representations by the Parent and the Sub in
Section 4.08, the affirmative vote of holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock or other voting securities necessary to approve this Agreement and the Merger; approval of the Stock Issuance Proposal requires the affirmative vote of the majority of the Shares actually present and voting at the Special Meeting at which such proposal is submitted (provided that at least 50% of the issued and outstanding Shares are actually voted on the Stock Issuance Proposal at such special meeting); and approval of the Amendment Proposal requires the affirmative vote of not less than 66 2/3% of the outstanding Shares, which vote with respect to the amendments to Articles Tenth and Eleventh of the Certificate of Incorporation must also include the affirmative vote of not less than 66 2/3% of the issued and outstanding Shares excluding those shares beneficially owned by any "Related Person" (as defined in the Certificate of Incorporation).

                                  ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE SUB

  The Parent and the Sub, jointly and severally, represent and warrant to the Company as of the date hereof (or such other date as shall be expressly specified) as follows:

Section 4.01 Organization and Qualification.

  Each of the Parent and the Sub is duly organized and validly existing in good standing under the laws of the state of its organization, with all requisite power and authority to own its properties and conduct its business. All of the current issued and outstanding capital stock of the Sub is owned directly by the Parent, free and clear of any lien, mortgage, pledge, charge, security interest or encumbrance of any kind, and at the Effective Time the Sub will be a direct or indirect subsidiary of Parent.

Section 4.02 Authority Relative to this Agreement.

  Each of the Parent and the Sub has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent and the Sub and the consummation by the Parent and the Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by the Parent and the Sub and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of each of the Parent and the Sub, enforceable against each of the Parent and the Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

Section 4.03 Consents and Approvals; No Violation.

  The execution and delivery of this Agreement by each of the Parent or the Sub and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or Bylaws (or other similar governing documents) of the Parent, the Sub or any of their subsidiaries; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the HSR Act,

(B) pursuant to the Exchange Act, (C) the filing of a certificate of merger pursuant to the DGCL, (D) any applicable filings under state securities, blue sky or "takeover" laws, (E) consents, approvals, authorizations or filings under laws of jurisdictions outside the United States, (F) filings, notices, consents, authorizations and approvals as may be required by local, state and federal regulatory agencies, commissions, boards or public authorities with jurisdiction over health care facilities and providers or (G) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have an adverse effect on the financial condition, business or results of operation of the Parent or the Sub and their subsidiaries which is material to the Parent and its subsidiaries taken as a whole or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby,
(iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Parent or the Sub or any of their subsidiaries is a party or by which any of its subsidiaries or any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not in the aggregate have an adverse effect on the financial condition, business or results of operations of the Parent or the Sub and their subsidiaries which is material to the Parent and its subsidiaries taken as a whole or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; (iv) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Parent or the Sub or any of their subsidiaries which, individually or in the aggregate, would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent, the Sub or any of their subsidiaries or any of their respective assets, except for violations which would not in the aggregate have an adverse effect on the financial condition, business or results of operations of the Parent or the Sub and their subsidiaries which is material to the Parent and its subsidiaries taken as a whole or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby.

Section 4.04 Financing.

  Subject to the conditions set forth in Sections 6.01 and 6.03, the Parent will make, or cause a subsidiary to make, the Sub Equity Contribution described in Section 5.14 (the "Equity Commitment"). The Parent has received a binding written commitment, addressed to the Parent, the Sub and the Company from Chase Securities, Inc. and The Chase Manhattan Bank (the "Debt Commitment"), a true and correct copy of which was furnished to the Company, to obtain, subject to the terms and conditions of the Debt Commitment, the financing necessary (together with the Sub Equity Contribution (as defined in
Section 5.14)) to pay the Cash Election Price pursuant to the Merger, to pay (or provide the funds for the Company to pay) all amounts contemplated by
Section 2.08 and Section 5.06 when due, to refinance any indebtedness or other obligation of the Company, GranCare and their respective subsidiaries which may become due as a result of this Agreement, the GranCare Merger Agreement or any of the transactions contemplated hereby or thereby, and to pay all related fees and expenses, which Debt Commitment is in full force and affect as of the date hereof. Such Debt Commitment has been affirmed in writing as of
September   , 1997 (and the term "Debt Commitment" refers to such commitment as so affirmed). It is the good faith belief of Parent and its affiliates, as of the date of this Amended and Restated Agreement, that the financing contemplated by the Debt Commitment will be obtained, and the Parent shall use commercially reasonable efforts to obtain such financing, including using commercially reasonable efforts to fulfill or cause the fulfillment of any of the conditions thereto. If such financing is not available, the Parent shall (notwithstanding the provisions of Section 6.03(e)) use commercially reasonable efforts to obtain other financing.

Section 4.05 Brokers.

  No broker, finder or other investment banker is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Parent or the Sub.

Section 4.06 Litigation, etc.

  As of the date hereof there is no claim, action, proceeding or governmental investigation pending or, to the best knowledge of the Parent or the Sub, threatened against the Parent or any of its subsidiaries, including the Sub, before any court or governmental or regulatory authority which, in the aggregate would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated by this Agreement. Neither the Parent nor any of its subsidiaries, including the Sub is subject to any outstanding order, writ, injunction or decree that would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated by this Agreement.

Section 4.07 Information Supplied.

  The information supplied in writing by or on behalf of the Parent and the Sub expressly for inclusion in the Proxy Statement, as supplemented if necessary, and any other documents to be filed by the Company with the SEC or any other governmental or regulatory authority in connection with the Merger or the GranCare Merger and the other transactions contemplated hereby will not, on the date of its filing or, with respect to the Proxy Statement, on the date first sent or given to stockholders of the Company and stockholders of GranCare contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.08 Ownership of Shares.

  As of the date hereof, none of the Parent, the Sub or their affiliates beneficially owns (within the meaning of Rule l3d-3 under the Exchange Act) any Shares.

                                   ARTICLE V

                                   COVENANTS

Section 5.01 Conduct of Business of the Company.

  Except as contemplated by this Agreement and in the Disclosure Letter, during the period from the date of this Agreement to the Effective Date, the Company and its subsidiaries will each conduct its operations according to its ordinary and usual course of business and consistent with past practice and will use all commercially reasonable efforts consistent with prudent business practice to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their current officers and key employees and to maintain existing relationships with those having significant business relationships with the Company and its subsidiaries, in each case in all material respects. Without limiting the generality of the foregoing, except as set forth in Section 5.01 of the Disclosure Letter and except as otherwise expressly provided in or contemplated by this Agreement or the Disclosure Letter, prior to the time specified in the preceding sentence, neither the Company nor any of its subsidiaries, as the case may be, will, without the prior written consent of the Parent (not to be unreasonably withheld), (i) except for issuances of capital stock of the Company's subsidiaries to the Company or a wholly-owned subsidiary of the Company, issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) Company Securities or Subsidiary Securities, in each case, other than Shares issuable upon exercise or vesting of the Rights or allocations or issuances pursuant to the Stock Plans or the exercise of rights under any Plan or any agreement referred to in Section 3.02 of the Disclosure Letter, or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on the date hereof; (ii) otherwise acquire or redeem, directly or indirectly, any Company Securities or Subsidiary Securities (including the Shares); (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of the Company or any of its subsidiaries (other than cash dividends paid to the Company by its wholly-owned subsidiaries with regard to their capital stock);
(iv) (A) make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $10,000,000 or more outside the ordinary and usual course of business consistent with past practice in all material respects, or (B) other than in the ordinary course of business, enter into a material contract or grant any release or relinquishment of any material contract rights; (v) incur or assume any long-term debt for borrowed money except for debt incurred in the ordinary course of business consistent in all material respects with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of the Company, except in the ordinary course of business consistent in all material respects with past practice; (vii) except in connection with transactions permitted by (iv) above, make any loans, advances or capital contributions to, or investments in, any other person (other than wholly-owned subsidiaries of the Company) the aggregate in excess of $10,000,000, except in the ordinary course of business consistent in all material respects with past practice; (viii) change any of the accounting principles or practices used by it or any of its subsidiaries, except as required by the SEC or required by United States generally accented accounting principles; (ix) adopt any amendments to the Certificate of Incorporation or Bylaws (or similar documents) of the Company or any subsidiary; (x) except as, may be required under any previously existing agreement or Plan, grant any stock related awards; (xi) enter into any new, or amend any existing, employee benefit, pension or other plan (whether or not subject to ERISA), employment, severance, consulting or salary continuation agreements with any officers, directors or key employees, or grant any increases in the compensation or benefits to officers, directors and key employees; (xii) enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law; (xiii) adopt, make any material amendment to or terminate any material employee benefit plan except as required by law or to maintain tax qualified status or as requested by the Internal Revenue Service in order to receive a determination letter for such employee benefit plan; (xiv) merge or consolidate with or transfer all or substantially all of its assets to another corporation or other business entity or individual, (xv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (xvi) agree in writing or otherwise to take any of the foregoing actions.

Section 5.02 No Solicitation.

  Immediately following the execution of this Agreement, the Company will terminate any and all existing activities, discussions and negotiations with third parties (other than Parent and GranCare) with respect to any possible Acquisition Transaction (as defined below). The Company and its subsidiaries and their respective officers, directors and employees shall not, and the Company and its subsidiaries will use all reasonable efforts to cause their representatives, agents or affiliates not to, directly or indirectly, knowingly encourage, solicit, or initiate any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than the Parent, the Sub and GranCare and any affiliate or associate of the Parent, the Sub and GranCare and any of their respective directors, officers, employees, representatives and agents) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any material subsidiary of the Company (each an "Acquisition Transaction"); provided, however, that if during the 45 days following the date of this Agreement, the Company's Board of Directors determines, after consultation with counsel, that it is required to do so in the exercise of its fiduciary duties to the Company or its stockholders, the Board of Directors may respond to, or engage in discussions with respect to, a written offer for an Acquisition Transaction during such 45 day period; and provided further that nothing contained in this Section 5.02 shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such other disclosure to the Company's stockholders which, as advised by outside counsel, is required under applicable law. The Company will promptly communicate to Parent the terms and conditions of any proposal for an Acquisition Transaction that it may receive and will keep Parent informed as to the status of any actions, including any discussions, taken pursuant to such proposed or contemplated Acquisition Transaction.

Section 5.03 Access to Information.

  (a) Between the date of this Agreement and the Effective Time, the Company will, upon reasonable notice to an executive officer of the Company, (i) give the Parent and the Sub and their authorized representatives access (during regular business hours), in a manner so as not to interfere with the normal operations of the Company and its subsidiaries and subject to reasonable restrictions imposed by an executive officer of the Company, to all key employees, offices and other facilities and to all books and records of the Company and its subsidiaries and cause the Company's and its subsidiaries' independent public accountants to provide access to their work papers and such other information as the Parent or the Sub may reasonably request, (ii) permit the Parent and the Sub to make such inspections as they may reasonably require and (iii) cause its officers and those of its subsidiaries to furnish the Parent and the Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its subsidiaries as the Parent or the Sub may from time to time reasonably request.

  (b) Information obtained by the Parent or the Sub or their respective representatives pursuant to this Section 5.03 shall be subject to the provisions of the letter agreement between GranCare and the Company (the "Confidentiality Agreement") the terms of which are incorporated herein by reference.

Section 5.04 Reasonable Efforts, Filings.

  Subject to the terms and conditions herein provided for and to the fiduciary duties of the Board of Directors of the Company under applicable law as advised by legal counsel each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. In connection with and without limiting the foregoing, (a) (i) the Company, the Parent and the Sub shall use all reasonable efforts to make promptly any required submissions under the HSR Act which the Company and the Parent or the Sub determines should be made, in each case, with respect to the Merger, and the transactions contemplated by this Agreement (ii) the Company, the Parent and the Sub shall use all reasonable efforts to respond as promptly as practicable to all inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters, and (iii) if required by the FTC, the Antitrust Division, any State Attorney General or any other governmental authority, or if otherwise necessary or required in order to consummate the Merger, Parent agrees promptly to take all commercially reasonable steps (including executing agreements and submitting to judicial or administrative orders) to effect the sale or other disposition of, or to hold separate assets or businesses of Parent or the Company or any of their respective subsidiaries or affiliates (including, without limitation, pursuant to arrangements which limit or prohibit access to such assets or businesses) unless such sale or other disposition would have a Material Adverse Effect on the Company, (b) the Parent, the Sub and the Company will take all such action as may be necessary under federal and state securities laws applicable or necessary for, and will file and, if appropriate, use all reasonable efforts to have declared effective or approved all documents and notifications with the SEC and other governmental or regulating bodies which the Parent, the Sub and the Company determines, in each case, is necessary for the consummation of the Merger and the transactions contemplated hereby and each party shall give the other information requested by it which is reasonably necessary to enable it to take such action, (c) the Parent, the Sub and the Company will, and will cause each of their respective subsidiaries to, use commercially reasonable efforts to obtain consents of all third parties and governmental bodies (other than with respect to healthcare regulatory licenses, certifications or permits or provider agreements) necessary or, in the reasonable opinion of the Parent or the Company, advisable to consummate the Merger and the transactions contemplated by this Agreement and (d) prior to the Effective Time, the Parent, Sub and the Company will take, and cause their respective subsidiaries to take, such actions to apply for such governmental approvals or consents, or make filings with governmental bodies, with respect to healthcare regulatory licenses, certifications, or permits or provider agreements as may be required by applicable law. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Parent shall cause the proper officers and directors of the Surviving Corporation, the Parent or the Sub, as the case may be to take all such necessary action.

Section 5.05 Indemnification and Insurance.

  (a) The Sub agrees that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company (as such) or any of its subsidiaries or present or former directors of the Company or any of its subsidiaries serving or who served at the Company's or any of its subsidiaries' request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as provided in the Company's Certificate of Incorporation or Bylaws, or the articles of incorporation, bylaws or similar documents of any of the Company's subsidiaries and the indemnification agreements with such present and former directors, officers and employees as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge the indemnification rights) for a period of not less than the statutes of limitations applicable to such matters, and the Surviving Corporation shall comply fully with its obligations hereunder and thereunder. Without limiting the foregoing, the Company shall, and after the Effective Time, the Surviving Corporation shall periodically advance expenses as incurred with respect to the foregoing (including with respect to any action to enforce rights to indemnification or the advancement of expenses) to the fullest extent permitted under applicable law; provided, however, that the person to whom the expenses are advanced provides an undertaking (without delivering a bond or other security) to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

  (b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance and fiduciary liability insurance covering the persons described in paragraph (a) of this Section 5.05 (whether or not they are entitled to indemnification thereunder) who are currently covered by the Company's existing officers' and directors' or fiduciary liability insurance policies on terms no less advantageous to such indemnified parties than such existing insurance.

  (c) The Surviving Corporation shall indemnify and hold harmless (and shall advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of the Company or any subsidiary of the Company including, without limitation, officers and directors, serving as such on the date hereof against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation relating to any of the transactions contemplated hereby, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the indemnified parties, promptly as statements therefor are received and (ii) the parties hereto will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent shall not unreasonably be withheld.

  (d) The Surviving Corporation shall pay all reasonable costs and expenses, including attorneys' fees, that may be incurred by any indemnified parties in enforcing the indemnity and other obligations provided for in this Section 5.05.

  (e) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made so that the successors and assigns of the Surviving Corporation assumes the obligations set forth in this Section 5.05.

  (f) This Section 5.05, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation, and any person or entity referenced in this Section 5.05 or indemnified hereunder each of whom may enforce the provisions of this Section 5.05 (whether or not parties to this Agreement).

Section 5.06 Employee Plans and Benefits and Employment Contracts.

  (a) From and after the Effective Time, the Surviving Corporation and its subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of its subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its subsidiaries or group of such officers, directors, employees or consultants described in Sections 3.09 and 5.06(a) of the Disclosure Letter.

  (b) In addition to honoring the agreements referred to in Section 5.06(a), until the first anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will provide or will cause to be provided to each current or former employee (presently entitled to benefits) of the Company or its subsidiaries (excluding employees covered by collective bargaining agreements)
(i) employee compensation, benefit plans, programs, policies and arrangements, that are no less favorable in the aggregate than those currently provided by the Company and its subsidiaries to each such employees and former employee; and (ii) severance benefits that are in the aggregate no less favorable to any employee of the Company or any of its subsidiaries than those currently provided to each such employee. Nothing in this Section 5.06(b) shall be deemed to prevent the Surviving Corporation or any of its subsidiaries from making any change required by law.

  (c) To the extent permitted under applicable law, each employee of the Company or its subsidiaries shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

  (d) This Section 5.06, which shall survive the consummation of the Merger at the Effective Time and shall continue without limit, is intended to benefit and bind the Company, the Surviving Corporation and any person or entity referenced in this Section 5.06, each of whom may enforce the provisions of this Section 5.06 whether or not parties to this Agreement. Except as provided in clause (a) above, nothing contained in this Section 5.06 shall create any beneficiary rights in any employee or former employee (including any dependent thereof) of the Company, any of its subsidiaries or the Surviving Corporation in respect of continued employment for any specified period of any nature or kind whatsoever.

Section 5.07 Proxy Statement.

  The Company shall prepare and file with the SEC, as soon as practicable, a preliminary Proxy Statement relating to the Stockholder Approvals as required by the Exchange Act and the rules and regulations thereunder. The Company, GranCare, the Parent and the Sub will cooperate with each other in the preparation of the preliminary Proxy Statement. The Company shall use all reasonable efforts to respond promptly, together with GranCare, to any comments made by the SEC with respect to the preliminary Proxy Statement, and to cause the Proxy Statement to be mailed to the Company's stockholders and GranCare's stockholders at the earliest practicable date.

Section 5.08 Notification of Certain Matters.

  The Company shall give prompt notice to the Parent and the Sub, and the Parent or the Sub, as the case may be, shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the effect of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.08 shall not limit or otherwise affect the remedies available hereunder to any of the parties receiving such notice.

Section 5.09 Rights Agreement Amendment.

  Subject to the terms and conditions of this Agreement, (a) the Company shall promptly enter into an amendment to the Rights Agreement (the "Rights Agreement Amendment") pursuant to which the Rights Agreement and the Rights Agreement Rights will not be applicable to the Merger, shall not result in a "Distribution Date" under the Rights Agreement and consummation of the Merger shall not result in the Parent or the Sub or their affiliates being an "Acquiring Person" or result in the occurrence of a "Flip-In Event" or a "Flip-Over Event" thereunder, and (b) the Company shall cause the Rights Agreement to be further amended at or prior to the Effective Time to provide that the Effective Date shall constitute the "Expiration Date" thereunder.

Section 5.10 Solvency Letter.

  (a) The Parent shall use commercially reasonable efforts to deliver to the Board of Directors of the Company prior to the consummation of the Merger, a letter (the "Solvency Letter") from an independent third party selected by the Parent and reasonably satisfactory to the Company (the "Appraiser") attesting that, immediately after the Effective Time, the Surviving Corporation: (i) will be solvent (in that both the fair value of its assets is not less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) will have adequate capital with which to engage in its business; and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured, based upon the proposed financing structure for the Mergers and certain other financial information to be provided to the Appraiser by the Parent and the Company and after giving effect to any changes in the Company's assets and liabilities as a result of the Merger, the GranCare Merger and the financing relating thereto. Subject to the foregoing, the Solvency Letter shall be in form and substance reasonably satisfactory to the Company. Except with the prior written consent of the Company's Board of Directors, the Parent will not consummate the Merger unless and until such Board shall have received the Solvency Letter (the "Solvency Letter Conditions").

  (b) The Parent will request the Appraiser to deliver the Solvency Letter as promptly as practicable. The parties agree to cooperate with the Appraiser in connection with the preparation of the Solvency Letter, including, without limitations providing the Appraiser with any information reasonably available to them necessary for the Appraiser's preparation of such letter.

  (c) The Sub shall provide to the Board any appraisals, opinions or other statements relating to the solvency and adequate capitalization of the Surviving Corporation and the Surviving Corporation's ability to pay its debts, at the same time that such materials are given to any banks or other lenders in connection with the Merger.

Section 5.11 New York Stock Exchange Listing.

  Each party agrees to use commercially reasonable efforts to retain the listing of the Retained LCA Shares on the New York Stock Exchange following the Effective Time.

Section 5.12 Election to the Company's Board of Directors; Stockholders
Agreement.

  Prior to the Effective Time of the Merger, the Sub shall increase the size of its board of directors to eleven and cause to be elected as directors of Sub (and to be in office immediately prior to the Effective Time) six nominees of Parent (in compliance with the requirements of the Stockholders Agreement referred to below), three nominees of GranCare, one of the current directors of the Company (mutually satisfactory to Parent and the Company) and Keith B. Pitts, the Chief Executive Officer of the Surviving Corporation. In addition, at the Effective Time, the Surviving Corporation and the Parent shall enter into a stockholders agreement substantially in the form of Exhibit C hereto (the "Stockholders Agreement").

Section 5.13 Registration Rights Agreement.

  Prior to the Effective Time, the Company shall execute and deliver to Parent a registration rights agreement (the "Registration Rights Agreement") in a form mutually acceptable to Parent and the Company, such agreement to provide Parent with two demand registration rights and ancillary registration rights for its Shares all subject to customary terms and provisions.

Section 5.14 Capitalization of Sub.

  Subject to the terms and conditions of this Agreement, the Parent agrees to contribute, or cause to be contributed, to Sub not less than $240 million and, at Parent's sole election, up to $250 million (the total amount actually so contributed being referred to as the "Sub Equity Contribution") in exchange for shares of the Sub at a price of $40.50 per share (and such shares of the Sub shall be converted into shares of the Surviving Corporation pursuant to
Section 2.04). As of the date hereof, and at all times on and before the Effective Time, the Sub (i) has not issued and will not issue any shares (except for a minimal number of shares for minimal consideration, which shares shall be cancelled prior to the Effective Time); (ii) has not granted and will not grant any options or rights to purchase or acquire shares; (iii) has not granted or entered into and will not grant or enter into any options, warrants, rights, or other agreements or commitments to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Sub; and (iv) does not have and will not have any obligation to grant, extend or enter into any subscription, warrant, option, right, convertible or exchangeable security or other similar agreement or commitment, other than that number of shares of common stock of the Sub as is equal to the Sub Equity Contribution divided by $40.50.

Section 5.15 Sub Bylaws.

  The Sub shall, prior to the Effective Time, amend its Bylaws to read in their entirety as set forth in Exhibit B hereto, with such changes as shall be approved in advance by the Parent, GranCare and the Company.

                                  ARTICLE VI

                   CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Each Party's Obligation to Effect the Merger.

  The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the proposed Effective Time, of the following conditions:

    (a) Company stockholder approval of this Agreement and the Stock Issuance Proposal shall have been obtained as required by and in accordance with applicable law and the Company's Certificate of Incorporation;

    (b) no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against the Parent, the Sub or the Company and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal (each party agreeing to use commercially reasonable efforts to have any such prohibition lifted);

    (c) the conditions to each party's obligations to effect the GranCare Merger (other than the consummation of the Merger) shall have been satisfied or waived; provided, however, that neither the Company nor the Surviving Corporation may waive any such condition or modify or amend the terms of such merger agreement without the prior written consent of Parent; and

    (d) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, authorizations and permits required to be obtained prior to the Effective Time from, any Governmental Authority in connection with the consummation of the Merger shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, authorizations and permits would not be reasonably likely to result in a Material Adverse Effect on the Company or to materially adversely affect the consummation of the Merger.

    (e) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Merger, which would make illegal or prohibit the consummation of the Merger; and

    (f) the conditions set forth in the Debt Commitment shall have been satisfied or waived (other than the conditions relating to the consummation of the Merger and the GranCare Merger);

Section 6.02 Additional Condition to the Company's Obligation to Effect the Merger.

  The obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company, prior to the proposed Effective Time, of the following conditions:

    (a) the Solvency Letter Condition; and

    (b) the representations and warranties of the Parent and the Sub set forth in Article III shall be true and correct in all material respects as of the Effective Time as though made on and as of that time, and the Parent and the Sub shall have (i) executed and delivered the Stockholders Agreement, (ii) amended its Bylaws as contemplated by Section 5.15, and
  (iii) performed in all material respects all other covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

Section 6.03 Additional Conditions to the Parent's and the Sub's Obligations to Effect the Merger.

  The obligations of the Parent and the Sub to effect the Merger shall be subject to the satisfaction or waiver by the Parent and the Sub, prior to the proposed Effective Time, of the following conditions:

    (a) no action or proceeding brought by any governmental, regulatory or administrative agency, authority or commission shall have been instituted and be pending that would be reasonably likely to result in any of the consequences referred to in clauses (b) or (e) of Section 6.01 above and there shall be no proceeding or other action (including, without limitation, relating to health care, regulatory, environmental and pension matters) pending or threatened against the Company, GranCare or their respective subsidiaries brought by any governmental, regulatory or administrative agency, authority or commission which is reasonably likely to have a Material Adverse Effect;

    (b) during the 30 calendar day period ending on the date of the Closing, there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States having a significant adverse effect on the functioning of the financial markets in the United States, or
  (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

    (c) since September 30, 1996, with respect to the Company, and December 31, 1996, with respect to GranCare, no change shall have occurred or have been threatened in the business, operations, prospects, properties or condition (financial or other) of the Company, GranCare or any of their respective subsidiaries that would have or would be reasonably likely to have a Material Adverse Effect provided, that the transactions contemplated by the Recapitalization Agreement and the Merger Agreement shall not be deemed to be such a materially adverse change;

    (d) the representations and warranties of the Company set forth in
  Article IV shall be true and correct in all material respects as of the Effective Time as though made on and as of that time, and the Company shall have (i) executed and delivered the Stockholders Agreement, (ii) amended the Rights Agreement as contemplated by clause (b) of Section 5.09, and
  (iii) performed in all material respects all other covenants and agreements required to be performed by them under this Agreement at or prior to the Effective Time;

    (e) the transactions contemplated by the Debt Commitment shall have been consummated pursuant to definitive agreements in form and substance reflecting the terms of the Debt Commitment and otherwise reasonably satisfactory to Parent; any other refinancings, or amendments or consents relating to existing financing of the Company or GranCare made or obtained in connection with the Merger or the GranCare

  Merger shall be reasonably satisfactory to Parent; and all proceeds received by the Surviving Corporation on the Closing Date under or as a result of the transactions contemplated by the Debt Commitment and as a result of the Merger shall be used (or shall be usable) solely to consummate the transactions contemplated by this Agreement and the GranCare Merger Agreement, including payment of fees and expenses thereof, the refinancing of existing indebtedness and to provide working capital to the Surviving Corporation and its subsidiaries;

    (f) the Company's stockholders shall have approved the Amendment Proposal, including specifically the affirmative vote of not less than 66 2/3% of the outstanding Shares as of the record date (including as to the amendments to Articles Tenth and Eleventh of the Company's Certificate of Corporation, as in effect prior to such vote, the affirmative vote of not less than 66 2/3% of such shares excluding Shares owned by a "Related Person" as defined in such Company Certificate of Incorporation).

                                  ARTICLE VII

                        TERMINATION; AMENDMENT; WAIVER

Section 7.01 Termination.

  This Agreement may be terminated and the Merger may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time:

    (a) by mutual written consent of the Boards of Directors of the Company and the Parent;

    (b) by the Parent or the Company if the Effective Time shall not have occurred on or before November 17, 1997 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

    (c) by the Parent or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

    (d) prior to obtaining the Stockholder Approvals, by the Parent if the Board of Directors of the Company withdraws or modifies in a manner adverse to the Parent or the Sub its favorable recommendation with respect to the Stockholder Approvals or shall have recommended an Acquisition Transaction with a party other than the Parent or any of its affiliates;

    (e) by the Company if (i) any of the representations and warranties of the Parent or the Sub contained in this Agreement were untrue in any material respect when made or have since become, and at the time of termination remain, untrue in any material respect, or (ii) the Parent or the Sub shall have breached or failed to comply in any material respect with any of its obligations under this Agreement and such breach or failure shall continue unremedied for ten (10) business days after the Parent or the Sub has received written notice from the Company of the occurrence of such breach or failure;

    (f) prior to obtaining Stockholder Approvals, by the Company if the Company receives a written offer with respect to any Acquisition Transaction with a party other than the Parent or its affiliates or such other party has commenced a tender offer which, in either case, the Board of Directors of the Company believes in good faith is more favorable to the Company's stockholders than the transactions contemplated by this Agreement;

    (g) by the Parent, if (x) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct in any material respect, in each case either as of when made or have since become, and at the time of termination remain, untrue in any material respect, or (y) the Company shall have breached or failed to comply in any material respect with any of its obligations under this Agreement (other than as a result of a breach by the Parent or the Sub of any of their obligations under this Agreement) and, with respect to a representation or warranty, such breach shall continue unremedied for ten (10) days after the Company has received written notice from the Parent or the Sub of the occurrence of such breach or failure;

    (h) by the Parent or the Company if the GranCare Merger Agreement is terminated; or

    (i) by the Parent or the Company if the Company fails to obtain approval of its stockholders of this Agreement or the Stock Issuance Proposal, or by the Parent, if the Company fails to obtain approval of its stockholders of the Amendment Proposal, in either case at the meeting held for such purpose (or any adjournment thereof).

Section 7.02 Effect of Termination.

  If this Agreement is terminated and the Merger is abandoned pursuant to
Section 7.01 hereof, this Agreement, except for the provisions of Sections 5.03(b), this Section 7.02 and 8.10 hereof, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. The Confidentiality Agreement shall remain in full force and effect following any termination of this Agreement. If this Agreement is terminated pursuant to Section 7.01(d) or (f), the Company promptly, but in no event later than one business day after termination of this Agreement will pay to the Parent a fee (the "Termination Fee") equal to $20 million in same day funds, plus interest on such amount from the date payable until paid at a rate equal to 9% per annum. If this Agreement is terminated pursuant to Section 7.01(i) and, at the time of the stockholder vote referred to herein, any person has made (or publicly disclosed an intention to make) a proposal to effect an Acquisition Transaction (and shall not have irrevocably withdrawn such proposal), and within 180 days after such termination an Acquisition Transaction shall be consummated, the Company shall promptly, but in no event later than one business day after such consummation, pay the Termination Fee. If this Agreement is terminated pursuant to Section 7.01(d), (f), (g) or (i), the Company shall also pay the out-of-pocket fees and expenses reasonably incurred by the Parent and the Sub in connection with this Agreement, provided that such fees and expenses shall not exceed $6,000,000 expenses (plus reasonable fees and of up to $1,000,000 in connection with any litigation with respect to this Agreement). Nothing in this Section 7.02 shall relieve any party to this Agreement of liability for breach of this Agreement.

Section 7.03 Amendment.

  To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the Boards of Directors of the Company, the Parent and the Sub at any time before or after adoption of this Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

Section 7.04 Extension; Waiver.

  At any time prior to the Effective Time, the parties hereto, by action taken by or on behalf of the respective Boards of Directors of the Company, the Parent and the Sub may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE VIII

                                 MISCELLANEOUS

Section 8.01 Survival of Representations and Warranties.

  The representations and warranties made in Articles III and IV shall not survive beyond the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

Section 8.02 Entire Agreement; Assignment.

  Except for the Confidentiality Agreement and the Disclosure Letter, this Agreement (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that the Parent or the Sub may assign any of its rights and obligations (i) to any subsidiary of the Parent or the Sub incorporated in Delaware, or (ii) the right to purchase, directly or indirectly, up to 40% of the issued and outstanding shares of the Sub immediately prior to the Effective Time, but no such assignment shall relieve the Parent or the Sub, as the case may be, of its obligations hereunder.

Section 8.03 Enforcement of the Agreement; Jurisdiction.

  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

  The parties hereto consent and agree that the state or federal courts located in Delaware shall have exclusive jurisdiction to hear and determine any claims or disputes pertaining to this Agreement or to any matter arising out of or related to this Agreement and each party hereto waives any objection that it may have based upon lack of personal jurisdiction, improper venue or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.

Section 8.04 Validity.

  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

Section 8.05 Notices.

  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile transmission with confirmation of receipt, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

  if to the Parent or the Sub:

    c/o Apollo Management, L.P.
    1999 Avenue of the Stars, Suite 1900
    Los Angeles, California 90067
    Attention: Peter P. Copses
  with a copy to:

    Sidley & Austin
    555 W. Fifth Street, Suite 4000
    Los Angeles, California 90013
    Attention: Robert W. Kadlec, Esq.

  if to the Company:

    Living Centers of America, Inc.
    15415 Katy Freeway, Suite 800
    Houston, Texas 77094
    Attention: Susan Thomas Whittle, Esq., General Counsel
              Sydney K. Boone, Jr., Esq., Associate General Counsel

  with copies to:

    Cleary, Gottlieb, Steen & Hamilton
    One Liberty Plaza
    New York, New York 10006
    Attention: Victor I. Lewkow, Esq.

    Mayor, Day, Caldwell & Keeton L.L.P.
    700 Louisiana, Suite 1900
    Houston, Texas 77002
    Attention: Jeff C. Dodd, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 8.06 Governing Law.

  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

Section 8.07 Descriptive Headings.

  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.08 Parties in Interest.

  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Sections 2.08, 5.05 and 5.06 (which are intended to be for the benefit of the persons referred to therein, and may be enforced by any such persons).

Section 8.09 Counterparts.

  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.10 Fees and Expenses.

  If the Merger is not consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except as provided expressly to the contrary herein. If the Merger is consummated, the Surviving Corporation shall reimburse Parent for all such costs and expenses.

Section 8.11 Certain Definitions;Interpretation

  (a) "business day" shall mean any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or executive order to close;

  (b) "Environmental Law" means any law, regulation, decree, judgment, permit or authorization relating to works or public safety and the indoor and outdoor environment, including, without limitation, pollution, contamination, clean-up, regulation and protection of the air, water or soils in the indoor or outdoor environment;

  (c) "Environmental Liabilities and Costs" means all damages, penalties, obligations or clean-up costs assessed or levied pursuant to any Environmental Law;

  (d) "Material Adverse Effect" shall mean any adverse change in the business, prospects, financial condition or results of operations of the Company and its subsidiaries that is material to the Company and its subsidiaries taken as a whole, excluding any such adverse change that is due to events, occurrences, facts, conditions, changes, developments or effects which affect the economy generally; and

  (e) "subsidiary" shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity.

Section 8.12 Disclosure Letter.

  Any disclosure under one section of the Disclosure Letter shall be deemed disclosure under all sections of the Disclosure Letter. Disclosure of any matter in the Disclosure Letter shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to this Agreement.

Section 8.13 Press Releases.

  Subject to the proviso to this sentence, the Parent, the Sub and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to the rules of The New York Stock Exchange, Inc. and any other appropriate exchange.

Section 8.14 Obligation of the Parent.

  Whenever this Agreement requires Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Sub to take such action.

Section 8.15. No Waiver.

  Any reference in this Agreement to the "date hereof," the "date of this Agreement" or the "date of execution of this Agreement" shall be deemed to refer to May 7, 1997, the date of the Original Merger Agreement, but any reference to the "date of this Amended and Restated Agreement" or the "date of execution of this Amended and Restated Agreement" shall refer to September 17, 1997. The parties' execution and delivery of this Amended and Restated Agreement (or any previously executed and delivered amendment and/or restatement of the Original Merger Agreement) shall not constitute a waiver of any rights that any of the parties hereto may have by reason of any event, condition, misrepresentation or breach of covenant of the Original Merger Agreement having occurred prior to the date of execution and delivery of this Amended and Restated Agreement (or any previously executed and delivered amendment and/or restatement of the Original Merger Agreement), whether or not known to any or all of the parties hereto. No representation or warranty of any party in this Agreement shall be affected or limited by reason of the knowledge of any other party at any time that such representation or warranty is not, or may not be, true and correct.

  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized.

                                          APOLLO MANAGEMENT, L.P.

                                          By: AIF III Management, Inc.
                                             Its General Partner

                                                    /s/ Peter P. Copses
                                          By: _________________________________
                                             Name: Peter P. Copses
                                             Title: Vice President

                                          APOLLO LCA ACQUISITION CORP.

                                                    /s/ Peter P. Copses
                                          By: _________________________________
                                             Name: Peter P. Copses
                                             Title: President

                                          LIVING CENTERS OF AMERICA, INC.

                                                    /s/ Edward L. Kuntz
                                          By: _________________________________
                                             Name: Edward L. Kuntz
                                             Title: Chief Executive Officer

                                                                       ANNEX II

                             AMENDED AND RESTATED
                         AGREEMENT AND PLAN OF MERGER

  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 7, 1997, amended as of June 12, 1997 and September 9, 1997 and amended and restated as of September 17, 1997 (the "Amended and Restated Agreement") among Living Centers of America, Inc., a Delaware corporation (the "Parent"), GranCare, Inc., a Delaware corporation (the "Company"), Apollo Management, L.P., a Delaware limited partnership, on behalf of one or more funds under management (collectively, "Apollo"), and LCA Acquisition Sub, Inc., is a Delaware corporation wholly owned by Parent (the "Sub").

                                   RECITALS

  WHEREAS, the Parent, the Company and Apollo entered into that certain Agreement and Plan of Merger dated as of May 7, 1997 (the "Original Merger Agreement" and as amended and restated as of June 12, 1997 and further amended as of September 9, 1997, the "Amended Original Merger Agreement");

  WHEREAS, subsequent to the date of the Amended Original Merger Agreement, the Board of Directors of the Parent, the Company and Apollo has each determined that it is in the best interests of each of the foregoing entities to enter into this Agreement which amends and restates the Amended Original Merger Agreement;

  WHEREAS, the Board of Directors of the Parent, the Board of Directors of the Company and Apollo have determined that it is in the best interests of their respective stockholders for the Sub to merge with and into the Company (the "Merger") pursuant to Section 251 of the Delaware General Corporation Law ("DGCL") upon the terms and subject to the conditions set forth herein;

  WHEREAS, the Board of Directors of each of the Parent and the Company has adopted resolutions approving the Merger of the Sub with and into the Company, in accordance with applicable Delaware law upon the terms and subject to the conditions set forth herein, and the Parent's Board of Directors has agreed to recommend that the Parent's stockholders approve the issuance of the Parent Common Stock pursuant to the this Agreement and the Company's Board of Directors has agreed to recommend that the Company's stockholders approve the Merger and this Agreement;

  WHEREAS, the Parent and the Company have agreed (subject to the terms and conditions of this Agreement), as soon as practicable following the approval by the stockholders of the Company and the Parent, to effect the Merger as more fully described herein;

  WHEREAS, a condition of the Merger is the successful completion of the recapitalization of Parent pursuant to the merger of Parent with a subsidiary of Apollo (the "Recapitalization Merger");

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

  WHEREAS, the Parent, the Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

  NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:
--------

                                   ARTICLE I

                              CERTAIN DEFINITIONS

  Section 1.01 Certain Definitions.

  For purposes of this Agreement:

  "Business Day" means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or executive order to close;

  "Environmental Law" means any law, regulation, decree, judgment, permit or authorization relating to worker or public safety and the indoor and outdoor environment, including, without limitation, pollution, contamination, cleanup, regulation and protection of the air, water or soils in the indoor or outdoor environment;

  "Environmental Liabilities and Costs" means all damages, penalties, obligations or clean-up costs assessed or levied pursuant to any Environmental Law;

  "Material Adverse Effect" means, with respect to the Parent or the Company, as the case may be, any adverse change in the respective business, prospects, financial condition or results of operations of the Parent or the Company and their respective subsidiaries that is material to the Parent or the Company and their respective subsidiaries taken as a whole, excluding any such adverse change that is due to events, occurrences, facts, conditions, changes, developments or effects which affect the economy generally;

  "Recapitalization Merger Agreement" means that Amended and Restated Agreement and Plan of Merger, dated as of May 7, 1997 and amended and restated as of September 16, 1997.

  "Securities Act" means the Securities Act of 1933, as amended and in effect from time to time; and

  "Subsidiary" means, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity.

                                  ARTICLE II

                                  THE MERGER

  Section 2.01 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the DGCL, the Sub shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI hereof. The Company shall be the surviving corporation in the Merger (the "Surviving Corporation") under the name GranCare, Inc. (or such other name as the parties shall agree) and shall continue its existence under the laws of Delaware. The separate corporate existence of the Sub shall cease.

  Section 2.02 Consummation of the Merger. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, as required by the DGCL, and shall take all such other and further actions as may be required by law to make the Merger effective as promptly as practicable. Prior to the filing referred to in this Section, a closing (the "Closing") will be held at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York (or such other place as the parties may agree) for the purpose of confirming all the foregoing. The time the Merger becomes effective in accordance with applicable law is referred to as the "Effective Time."

  Section 2.03 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL and set forth herein.

  Section 2.04 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and the Bylaws of the Sub, in each case as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "ARTICLE I. The name of the Corporation is GranCare, Inc." (or such other name as the parties shall agree).

  Section 2.05 Directors and Officers. The directors of the Sub immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified.

  Section 2.06 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company, or the holders of any of the shares of Common Stock, par value $.001 per share, of the Company ("Company Common Stock"):

  (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the shares of Company Common Stock owned by the Parent, the Sub or any of their Subsidiaries or held in the treasury of the Company, all of which shall be cancelled and cease to exist, without consideration being payable therefore, shall, by virtue of the Merger, be converted into, exchanged for and represent the right to receive (without interest) 0.2346 (the "Exchange Ratio") of a share of common stock, par value $.01 per share, of the Parent (the "Parent Common Stock") (the "Merger Consideration").

  (b) Each share of Company Common Stock held in the treasury of the Company and each share owned by Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

  Section 2.07 Conversion of Common Stock of the Sub. Each share of common stock of the Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become at the Effective Time one share of common stock of the Surviving Corporation.

  Section 2.08 Company Actions. The Company hereby represents and warrants that (a) its Board of Directors (at a meeting duly called and held), has (i) determined that the Merger is fair to and in the best interests of the stockholders of the Company, (ii) resolved to approve the Merger and recommend (subject to its fiduciary duties as advised by legal counsel) approval and adoption of this Agreement by such stockholders of the Company, (iii) taken all necessary steps to render Section 203 of the DGCL inapplicable to the Merger, and (iv) resolved to elect not to be subject, to the extent permitted by law, to any state takeover law other than Section 203 of the DGCL that may purport to be applicable to the Merger, or the transactions contemplated by this Agreement, and (b) Chase Securities, Inc. and Smith Barney Inc., the Company's financial advisors, have rendered their respective opinions to the Company's Board of Directors to the effect that, as of the date of this Amended and Restated Agreement, the Merger Consideration is fair from a financial point of view, to the holders of Company Common Stock.

  Section 2.09 Stockholders' Meetings. Subject to applicable law, each of the Parent and the Company, acting through its respective Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting (which, as may be duly adjourned, shall be referred to as the "Special Meetings" or "Stockholders Meetings") of its respective stockholders as soon as practicable for the purpose (in the case of the Company) of approving and adopting the agreement of merger (within the meaning of Section 251 of the DGCL) set forth in this Agreement and approving the Merger (the "Company Stockholder Approval") or (in the case of the Parent) the issuance of the shares of Parent Common Stock to the stockholders of the Company in the Merger (the "Parent Stockholder Approval" and together with the Company Stockholder Approval, the "Stockholder Approvals"), and, subject to the fiduciary duties of their respective Boards of Directors under applicable law as determined by such directors in good faith after consultation with and based upon the advice of outside counsel, include in the Proxy Statement (as defined in Section 5.07) of each of the Company and the Parent for use in connection with the Special Meeting of each of the Company and the Parent, the recommendation of their Boards of Directors that stockholders vote in favor of the Company Stockholder Approval or the Parent Stockholder Approval, as the case may be. The Parent, the Sub and the Company agree to use commercially reasonable efforts to cause the Special Meetings to occur within forty-five
(45) days after the Parent and the Company have responded to all SEC comments with respect to the preliminary Proxy Statement.

  Section 2.10 Rights Under Stock Plans.

  (a) Each option to purchase shares of Company Common Stock ("Company Options") issued pursuant to the Company's 1996 Replacement Stock Option Plan, 1996 Stock Incentive Plan or Outside Directors Stock Incentive Plan (the "Company Plans"), all of which issued and outstanding Company Options are set forth on Section 3.02(a) of the Company Disclosure Letter, shall, at the Effective Time, be assumed by Parent and shall constitute an option to acquire, on the same terms and conditions as were applicable under such assumed Company Option, a number of shares of Parent Common Stock equal to the product of the Exchange Ratio and the number of shares of Company Common Stock subject to such Company Option, at a price per share equal to the amount obtained by dividing the exercise price of such Company Option by the Exchange Ratio. As soon as practicable following the Effective Time, but in no event later than 15 days following the Effective Time, Parent shall deliver to holders of Company Options appropriate option agreements representing the right to acquire shares of Parent Common Stock on the same terms and conditions as contained in the outstanding Company Options.

  (b) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of its common stock for delivery upon exercise of the Company Options assumed in accordance with this Section 2.10. Parent shall file and cause to be effective as of the Effective Time a registration statement on Form S-8 or other appropriate form, with respect to shares of Parent Common Stock that will be subject to the Company Options and use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such Company Options remain outstanding.

  (c) Certain non-officer employees have been granted awards of restricted shares under the 1996 Stock Incentive Plan that have not yet been issued, all of which awards of restricted stock are set forth on Section 3.02(a) of the Company Disclosure Letter (the "Restricted Shares," together with the Company Options, the "Rights"). All of such Restricted Shares will be issued prior to the Effective Time pursuant to the Company's standard Restricted Stock Award Agreement, which provides for acceleration of vesting in the event of a "Change in Control" (as defined therein), which the Merger constitutes.

  Section 2.11 Exchange of Certificates.

  (a) As of, or promptly after, the Effective Time, Parent shall deposit with a bank or trust company designated by Parent to act as paying agent (the "Paying Agent") for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto and cash to be paid pursuant to Section 2.11(e) with respect to any fraction of a share of Parent Common Stock, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.06 in exchange for outstanding shares of Company Common Stock. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant hereto out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

  (b) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock (the "Certificates"): (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.11(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the appropriate number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.11, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 2.11. The Paying Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of persons entitled thereto.

  (c) No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate for shares of Company

Common Stock with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.11(e) until the surrender of the certificate for shares of Company Common Stock with respect to the shares of Parent Common Stock represented thereby in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such certificates, these shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in connection therewith, without interest (i) at the time of such surrender the amount of any cash payable in lieu of a fractional retained share to which such holder is entitled pursuant to Section 2.11(e) and the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

  (d) All shares of Parent Common Stock issued upon the surrender for exchange of certificates representing shares of Company Common Stock in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.11(c) or 2.11(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock exchanged for cash theretofore represented by such certificates.

  (e) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock retained pursuant to the Merger who would otherwise have been entitled to retain a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by $9.50.

  (f) Any portion of the Merger Consideration deposited with the Paying Agent pursuant to this Section 2.11 which remains undistributed to the holders of the certificates representing shares of Company Common Stock for six months after the Effective Time shall be delivered to New LCA and any holders of shares of Company Common Stock prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to New LCA and only as general creditors thereof for payment of their claim for cash or shares of Parent Common Stock, if any.

  (g) None of the Sub or the Company or the Parent or the Paying Agent shall be liable to any person in respect of any cash or Parent Common Stock from the Exchange Fund delivered to a public office pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing Shares shall not have been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such certificate would otherwise escheat to or become the property of any Government Authority), any such cash or Parent Common Stock in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (h) The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

  (i) The Company shall pay all charges and expenses of the Paying Agent.

  Section 2.12 Formation of Sub. Promptly after the date of this Amended and Restated Agreement, Parent shall cause Sub to be formed and to become a party to this Agreement.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants as of the date of this Agreement (or such other date as shall be expressly specified) to the Parent, the Sub and Apollo as follows:

  Section 3.01 Organization and Qualification. Each of the Company and its subsidiaries is a duly organized and validly existing corporation in good standing under the laws of its jurisdiction of incorporation, with all requisite corporate power and other authority to own its properties and conduct its business as it is being conducted on the date hereof and is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary. The Company has heretofore made available to the Sub accurate and complete copies of the Certificates of Incorporation and Bylaws as currently in effect of the Company and its subsidiaries.

  Section 3.02 Capitalization. (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on May 5, 1997 (the "Capitalization Date"): 23,815,695 shares of Company Common Stock were issued and outstanding; no shares of Preferred Stock were issued and outstanding; no shares of Company Common Stock were held in the Company's treasury; and there were outstanding Rights with respect to 2,929,408 shares of Company Common Stock as set forth in Section 3.02(a) of the disclosure letter dated the date hereof and delivered by the Company to the Parent on May 7, 1997 setting forth certain matters referred to in this Agreement (the "Company Disclosure Letter"). Since the Capitalization Date, except as set forth in Section 3.02(a) of the Company Disclosure Letter or in the Company SEC Reports (as defined in Section 3.05), filed prior to May 7, 1997 the Company (i) has not issued any Company Common Stock other than upon the exercise or vesting of Rights outstanding on such date, (ii) has not granted any options or rights to purchase or acquire Company Common Stock (under the Company's Stock Plans or otherwise) and (iii) has not split, combined or reclassified any of its shares of capital stock. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. Except as set forth in this Section 3.02 or in Section 3.02(a) of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (iii) no options, warrants, rights, or other agreements or commitments to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and no obligation of the Company to grant, extend or enter into any subscription, warrant, option, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"). Except as set forth in Section 3.02(a) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of capital stock of the Company or any of its subsidiaries.

  (b) Except as set forth in Section 3.02(b) of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, the Company is, directly or indirectly, the record and beneficial owner of all the outstanding shares of capital stock of each of its subsidiaries, free and clear of any lien, mortgage, pledge, charge, security interest or encumbrance of any kind, and there are no irrevocable proxies with respect to any such shares. Except as set forth in Section 3.02(b) of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, there are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary, or (ii) options or other rights to acquire from the Company or any of its subsidiaries, and no other obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any of its subsidiaries, or any other obligation of the Company or any of its subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i) and (ii) being referred to collectively as the "Subsidiary Securities"). There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

  Section 3.03 Authority for this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated, other than the approval and adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of Company Common Stock. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of each of the Parent and the Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

  Section 3.04 Absence of Certain Changes. Except as disclosed in the Company SEC Reports filed prior to May 7, 1997 or in Section 3.04 of the Company Disclosure Letter, from December 31, 1996 through the date hereof, (i) the Company and its subsidiaries have not suffered any Material Adverse Effect,
(ii) the Company and its subsidiaries have, in all material respects, conducted their respective businesses only in the ordinary course consistent with past practice, except in connection with the negotiation and execution and delivery of this Agreement and the solicitation or receipt of other offers to acquire the Company, and (iii) there has not been (a) any declaration, setting aside or payment of any dividend or other distribution in respect of the shares of Company Common Stock or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any Company Securities or Subsidiary Securities; or (b) any action by the Company which if taken after the date hereof would constitute a breach of Section 5.01(a) hereof. Except as disclosed in the Company SEC Reports filed prior to May 7, 1997 or in Section 3.04 of the Company Disclosure Letter, since December 31, 1996, there has not been any change by the Company in accounting methods, principles or practices except as permitted by United States generally accepted accounting principles.

  Section 3.05 Reports.

  (a) Except as disclosed in Section 3.05 of the Company Disclosure Letter, the Company has timely filed with the SEC all forms, reports and documents required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which have heretofore been filed or are hereafter filed (the "Company SEC Reports") have complied or will comply in form as of their respective filing dates in all material respects with all applicable requirements of the Exchange Act and the rules promulgated thereunder applicable thereto. None of the Company SEC Reports, at the time filed, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) As of their respective dates, the audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports were prepared (or will have been prepared) in all material respects in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods therein indicated (except as may be indicated in the notes thereto) and presented fairly the consolidated financial position of the Company, and the consolidated results of operations and changes in consolidated financial position or cash flows for the periods presented therein, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein which were not expected to have a Material Adverse Effect.

  (c) As of December 31, 1996, to the best of Company's knowledge, neither the Company or any of its subsidiaries had any liabilities of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due that are required to be recorded or reflected on a balance sheet under United States generally accepted accounting principles, except as reflected or reserved against or disclosed in the financial statements of the Company included in the Company SEC Reports filed prior to May 7, 1997 or as otherwise disclosed in the Company SEC Reports filed prior to May 7, 1997 or as set forth in the Company Disclosure Letter.

  Section 3.06 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger and as contemplated by Section 2.06 (the "S-4") will, at the time the S-4 becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by the Company and included or incorporated by reference in the Proxy Statement, as supplemented if necessary, will, at the date mailed to stockholders of the Company, or at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the time of such meeting, any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by the Company for inclusion in the Proxy Statement or S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC. The Proxy Statement, insofar as it relates to other information supplied by the Company for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

  Section 3.07 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will conflict with or result in any breach of any provision of the respective Certificates of Incorporation or Bylaws (or other similar governing documents) of the Company or any of its subsidiaries, and except as disclosed in Section 3.07 of the Company Disclosure Letter and except for filings, permits, authorizations, notices, consents and approvals as may be required under, and other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act, the Exchange Act, the DGCL, and the "takeover" or blue sky laws of various states and consents, approvals, authorizations or filings under laws of jurisdictions outside the United States, and filings, notices, consents, authorizations and approvals as may be required by local, state, and federal regulatory agencies, commissions, boards, or public authorities with jurisdiction over health care facilities and providers, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or subsidiaries may be bound, except for such defaults (or rights of termination, cancellation or acceleration) which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; (iii) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Company or any of its subsidiaries which, in the aggregate, would have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; or (iv) violate any order, writ, injunction, agreement, contract, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or by which any of their respective assets are bound.

  Section 3.08 Brokers. No broker, finder or investment banker (except as disclosed to Parent and Apollo) is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company.

  Section 3.09 Employee Benefit Matters.

  (a) For purposes of this Agreement, the term "Plan" shall refer to the following maintained by the Company, any of its subsidiaries or any of their respective ERISA Affiliates (as defined below), or with respect to which the Company or any of its subsidiaries or any of their respective ERISA Affiliates contributes or has any obligation to contribute or has any liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement): any plan, program, arrangement, agreement or commitment, whether written or oral, which is an employment, consulting, deferred compensation or change-in-control agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, stock option, stock purchase, severance pay, change-in-control, life, health, disability or accident insurance plan, or other employee benefit plan, program, arrangement, agreement or commitment, written or oral, including, without limitation, any material "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Section 3.09(a) of the Company Disclosure Letter sets forth each employment agreement with a person who is entitled to receive at least $100,000 per year from the Company or any of its subsidiaries (other than an employment agreement terminable without material liability (not otherwise disclosed) on no more than sixty
(60) days' notice).

  (b) Except as set forth in Section 3.09(b) of the Company Disclosure Letter, none of the Company, its subsidiaries nor any of their respective ERISA Affiliates maintains or contributes to, nor have they maintained or contributed to any:

    (A) defined benefit plan subject to Title IV of ERISA; or

    (B) "Multiemployer plan" as defined in Section 4001 of ERISA.

  (c) No event has occurred and no condition or circumstance currently exists in connection with which the Company, any of its subsidiaries, their respective ERISA Affiliates or any Plan, directly or indirectly, are likely to be subject to any liability under ERISA, the Code or any other law, regulation or governmental order applicable to any Plan which would be reasonably likely to have a Material Adverse Effect.

  (d) With respect to each Plan, (A) all material payments due from the Company or any of its subsidiaries to date have been made and all material amounts properly accrued to date or as of the Effective Time as liabilities of the Company or any of its subsidiaries which have not been paid have been properly recorded on the books of the Company; (B) each such Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has either received a favorable determination letter from the Internal Revenue Service with respect to such qualification as of the date specified in Section 3.09(d) of the Disclosure Letter or has filed for such a determination letter with the Internal Revenue Service within the time permitted under Rev. Proc. 95-12 (December 29, 1994), 1995-3 IRB 24, and nothing has occurred since the date of such letter that has resulted in or is likely to result in a tax qualification defect which would have a Material Adverse Effect; and (C) there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the best of Company's knowledge, threatened with respect to such Plan or against the assets of such Plan.

  (e) The Company has made available to the Parent, with respect to each Plan for which the following exists:

    (A) a copy of the most recent annual report on Form 5500, with respect to such Plan including any Schedule B thereto;

    (B) a copy of the Summary Plan Description, together with each Summary of Material Modifications with respect to such Plan and, unless the Plan is embodied entirely in an insurance policy to which the Company or any of its subsidiaries is a Party, a true and complete copy of such Plan; and

    (C) if the Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement and the latest financial statements thereof.

  (f) Except as disclosed in Section 3.09(f) of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, neither the Company nor any of its subsidiaries has any announced plan or legally binding commitment to create any additional material Plans or to make any material amendment or modification to any existing Plan, except in the ordinary course of business in accordance with its customary practices or as required by law or as necessary to maintain tax-qualified status.

  (g) For purposes of this Section 3.09, ERISA Affiliates include each corporation that is a member of the same controlled group as the Company or any of its subsidiaries within the meaning of Section 414(b) of the Code, any trade or business, whether or not incorporated, under common control with the Company or any of its subsidiaries within the meaning of Section 414(c) of the Code and any member of any affiliated service group that includes the Company, any of its subsidiaries and any of the corporations, trades or businesses described above, within the meaning of Section 414(m) of the Code.

  Section 3.10 Litigation, etc. Except as set forth in Section 3.10 of the Company Disclosure Letter or as disclosed in the Company SEC Reports filed prior to May 7, 1997, as of the date hereof there is no pending audit, claim, action, proceeding, citizen's suit and, to the knowledge of the Company, no audit, claim, action, proceeding, citizen's suit or governmental investigation has been threatened against the Company or any of its subsidiaries before any court or governmental or regulatory authority which, in the aggregate, (i) would have a Material Adverse Effect or (ii) would have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement. Except as set forth in Section 3.10 of the Company Disclosure Letter or as disclosed in the Company SEC Reports filed prior to May 7, 1997, neither the Company nor any Subsidiary of the Company is subject to any outstanding judicial, administrative or arbitration order, writ, injunction or decree that (i) has had a Material Adverse Effect or (ii) would have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

  Section 3.11 Tax Matters. The Company and each of its subsidiaries has duly filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, in the aggregate, would not have a Material Adverse Effect and such returns and reports are true, correct and complete in all material respects. The Company and each of its subsidiaries has duly paid in full (or the Company has paid on its behalf) or made adequate provision in the Company's accounting records for all taxes for all past and current periods for which the Company or any of its subsidiaries is liable. The most recent financial statements contained in the Company SEC Reports filed prior to May 7, 1997 reflect adequate reserves for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, in the aggregate, have a Material Adverse Effect. No requests for waivers of the time to assess any taxes against the Company or any of its subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Company SEC Reports filed prior to May 7, 1997, or, to the extent not adequately reserved, the assessment of which would not, in the aggregate, have a Material Adverse Effect. Except as set forth in Section 3.11 of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. As used in this Agreement the term "taxes" includes all federal, state, local and foreign income, franchise, property, sales, use, excise and other taxes, including without limitation obligations for withholding taxes from payments due or made to any other person and any interest, penalties or additions to tax.

  Section 3.12 Compliance with Law. Except as set forth in Section 3.12 of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, any law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, except for any such conflicts, defaults or violations that would not in the aggregate have a Material Adverse Effect. Except as set forth in
Section 3.12 of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, the Company and its subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from governmental agencies required to conduct their businesses as now being conducted (the "Company Permits"), except for such permits, licenses, authorizations, consents, approvals and franchises the absence of which would not in the aggregate have a Material Adverse Effect. Except as set forth in Section 3.12 of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, the Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not in the aggregate have a Material Adverse Effect.

  Section 3.13 Environmental Compliance. Except as set forth in Section 3.13 of the Company Disclosure Letter or in the Company SEC Reports filed prior to May 7, 1997, (i) the assets, properties, businesses and operations of the Company and its subsidiaries are in compliance with applicable Environmental Laws (as defined in Section 1.01 hereof), except for such non-compliance which has not had and will not have a Material Adverse Effect; (ii) the Company and its subsidiaries have obtained and, as currently operating, are in compliance with all Company Permits necessary under any Environmental Law for the conduct of the business and operations of the Company and its subsidiaries in the manner now conducted except for such non-compliance which has not had and will not have a Material Adverse Effect; and (iii) neither the Company nor any of its subsidiaries nor any of their respective assets, properties, businesses or operations has received or is subject to any outstanding order, decree, judgment, complaint, agreement, claim, citation, notice, or proceeding indicating that the Company or any of its subsidiaries is or may be (a) liable for a violation of any Environmental Law or (b) liable for any Environmental Liabilities and Costs, where in each case such liability would have a Material Adverse Effect.

  Section 3.14 Insurance. Except as set forth in the Company SEC Reports filed prior to May 7, 1997, the Company and each of its Subsidiaries maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to prudent self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Company and each of its Subsidiaries and owning property in the same general areas in which the Company and each of its Subsidiaries conducts their businesses. The Company and each of its Subsidiaries may terminate each of its insurance policies or binders at or after the Closing and will incur no material penalties or other material costs in doing so. None of such policies or binders was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There is no material default with respect to any provision contained in any such policy or binder, nor has the Company or any of its subsidiaries failed to give any material notice or present any material claim under any such policy or binders in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder, the failure of which to be paid would result in the cancellation of such policy or binder. Except as otherwise set forth in the Company SEC Reports filed prior to May 7, 1997 or in the Company Disclosure Letter, (a) there are no outstanding claims in excess of normal retentions that are not covered under any such policies or binders and, to the best knowledge of the Company, there has not occurred any event that might reasonably form the basis of any claim in excess of normal retentions that are not covered against or relating to the Company or any of its subsidiaries that is not covered by any of such policies or binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c) there are no performance bonds outstanding with respect to the Company or any of its subsidiaries.

  Section 3.15 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock is the only vote of the holders of any class or series of the Company's capital stock or other voting securities necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

                                  ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE SUB

  The Parent and the Sub (effective upon its becoming a party hereto), jointly and severally, represent and warrant as of the date of this Agreement (or such other date as shall be expressly specified) to the Company and Apollo as follows:

  Section 4.01 Organization and Qualification. Each of the Parent and the Sub is a duly organized and validly existing corporation in good standing under the laws of its jurisdiction of organization, with all requisite corporate power and other authority to own its properties and conduct its business as it is being conducted on the date hereof and is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary. The Parent has heretofore made available to the Company accurate and complete copies of the Certificates of Incorporation and Bylaws as currently in effect of the Parent and its subsidiaries. All of the issued and outstanding capital stock of the Sub is owned directly by the Parent, free and clear of any lien, mortgage, pledge, charge, security interest or encumbrance of any kind.

  Section 4.02 Capitalization. (a) The authorized capital stock of the Parent consists of 75,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $.01 (the "Preferred Stock"), of which 350,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Junior Preferred Stock"). As of the Capitalization Date, 19,547,616 shares of Parent Common Stock were issued and outstanding; no shares of Preferred Stock were issued and outstanding; 720,304 shares of Parent Common Stock were held in the Company's treasury; and there were outstanding Rights with respect to 1,635,447 shares of Parent Common Stock as set forth in
Section 3.02(a) of the disclosure letter, dated May 7, 1997, delivered by the Parent to the Company prior to the execution of this Agreement setting forth certain matters referred to in this Agreement (the "Parent Disclosure Letter"); and there were outstanding rights (the "Rights Agreement Rights") under the Rights Agreement dated November 17, 1994 between the Company and Chemical Bank, as amended by an amendment dated July 31, 1995 (the "Rights Agreement"). Since the Capitalization Date, except as set forth in Section 3.02(a) of the Parent Disclosure Letter or in the Parent SEC Reports (as defined in Section 4.05 filed prior to May 7, 1997), the Company (i) has not issued any shares of Parent Common Stock other than upon the exercise or vesting of Rights outstanding on such date, (ii) has not granted any options or rights to purchase or acquire shares of Parent Common stock (under the Parent's Stock Plans or otherwise) and (iii) has not split, combined or reclassified any of its shares of capital stock. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. Except as set forth in this Section 4.02 or in Section 3.02(a) of the Parent Disclosure Letter or in the Parent SEC Reports filed prior to May 7, 1997, there are outstanding (i) no shares of capital stock or other voting securities of the Parent, (ii) no securities of the Parent convertible into or exchangeable for shares of capital stock or voting securities of the Parent and (iii) no options, warrants, rights, or other agreements or commitments to acquire from the Parent, and except as contemplated by the Recapitalization Merger, (A) no obligation of the Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Parent, and (B) no obligation of the Parent to grant, extend or enter into any subscription, warrant, option, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Parent Securities"). Except as set forth in Section 3.02(a) of the Parent Disclosure Letter, there are no outstanding obligations of the Parent or any Subsidiary to repurchase, redeem or otherwise acquire any Parent Securities. There are no voting trusts or other agreements or understandings to which the Parent or any of its subsidiaries is a party with respect to the voting of capital stock of the Parent or any of its subsidiaries. Notwithstanding the foregoing, the Parent has concurrently entered into the Recapitalization Merger Agreement, including the issuance of shares of Parent Common Stock in connection therewith.

  (b) Except as set forth in Section 3.02(b) of the Parent Disclosure Letter or in the Parent SEC Reports filed prior to May 7, 1997, the Parent is, directly or indirectly, the record and beneficial owner of all the outstanding shares of capital stock of each of its subsidiaries, free and clear of any lien, mortgage, pledge, charge, security interest or encumbrance of any kind, and there are no irrevocable proxies with respect to any such shares. Except as set forth in Section 3.02(b) of the Parent Disclosure Letter or in the Parent SEC Reports filed prior to May 7, 1997, there are no outstanding (i) securities of the Parent or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary, or (ii) options or other rights to acquire from the Parent or any of its subsidiaries, and no other obligation of the Parent or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any of its subsidiaries, or any other obligation of the Parent or any of its subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i) and (ii) being referred to collectively as the "Parent Subsidiary Securities"). There are no outstanding obligations of the Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Parent Subsidiary Securities.

  Section 4.03 Authority Relative to this Agreement. Each of the Parent and the Sub has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent and the Sub and the consummation by the Parent and the Sub of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Parent and the Sub and no other corporate proceedings on the part of the Parent and the Sub are necessary to authorize this Agreement or consummate the transactions so contemplated, other than the Company Stockholder Approvals and Parent Stockholder Approvals. This Agreement has been duly and validly executed and delivered by the Parent and the Sub and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of each of the Parent and the Sub, enforceable against each of the Parent and the Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

  Section 4.04 Absence of Certain Changes. Except as disclosed in the Parent SEC Reports filed prior to May 7, 1997 or in Section 3.04 of the Parent Disclosure Letter, from September 30, 1996 through the date hereof, (i) the Parent and its subsidiaries have not, to the best of the Parent's knowledge, suffered any Material Adverse Effect, (ii) the Parent and its subsidiaries have, in all material respects, conducted their respective businesses only in the ordinary course consistent with past practice, except in connection with the negotiation and execution and delivery of this Agreement, and (iii) there has not been (a) any declaration, setting aside or payment of any dividend or other distribution in respect of the Shares or any repurchase, redemption or other acquisition by the Parent or any of its subsidiaries of any Parent Securities; or (b) any action by the Parent which if taken after the date hereof would constitute a breach of Section 5.01(b) hereof. Except as disclosed in the Parent SEC Reports filed prior to May 7, 1997 or in Section
3.04 of the Parent Disclosure Letter, since September 30, 1996, there has not been any change by the Parent in accounting methods, principles or practices except as permitted by United States generally accepted accounting principles.

Section 4.05 Reports.

  (a) The Parent has filed with the SEC all forms, reports and documents required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder on and after September 30, 1995, all of which have heretofor been filed or are hereafter filed (the "Parent SEC Reports") have complied or will comply in form as of their respective filing dates in all material respects with all applicable requirements of the Exchange Act and the rules promulgated thereunder applicable thereto. None of the Parent SEC Reports, at the time filed, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) As of their respective dates, the audited and unaudited consolidated financial statements of the Parent included (or incorporated by reference) in the Parent SEC Reports were prepared (or will have been prepared) in all material respects in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods therein indicated (except as may be indicated in the notes thereto) and presented fairly the consolidated financial position of the Parent, and the consolidated results of operations and changes in consolidated financial position or cash flows for the periods presented therein, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein which were not expected to have a Material Adverse Effect.

  (c) As of March 31, 1997, neither the Parent nor any of its subsidiaries had any liabilities of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due that are required to be recorded or reflected on a balance sheet under United States generally accepted accounting principles, except as reflected or reserved against or disclosed in the financial statements of the Parent included in the Parent SEC Reports filed prior to May 7, 1997 or the Parent Disclosure Letter or as otherwise disclosed in the Parent SEC Reports filed prior to May 7, 1997 or the Parent Disclosure Letter.

  Section 4.06 Information Supplied. None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in the Registration Statement on Form S-4 to be filed with the SEC jointly by Parent and Company in connection with the issuance of shares of Parent Common Stock in the Merger and as contemplated by Section 2.06 will, at the time the S-4 becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by the Parent and included or incorporated by reference in the Proxy Statement, as supplemented if necessary, will, at the date mailed to stockholders of the Parent, or at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the time of such meeting, any event with respect to the Parent or any of its Subsidiaries, or with respect to other information supplied by the Parent for inclusion in the Proxy Statement or S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC. The Proxy Statement, insofar as it relates to other information supplied by the Parent for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

  Section 4.07 Consents and Approvals; No Violation. The execution and delivery of this Agreement by each of the Parent or the Sub and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or Bylaws (or other similar governing documents) of the Parent, the Sub or any of their subsidiaries; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the HSR Act, (B) pursuant to the Securities Act, the Exchange Act, (C) the filing of a certificate of merger pursuant to the DGCL, (D) any applicable filings under state securities, blue sky or "takeover" laws, (E) consents, approvals, authorizations or filings under laws of jurisdictions outside the United States, (F) consents, approvals, authorizations, permits, filings or notifications required by local, state and federal regulatory agencies, commissions, boards or public authorities with jurisdiction over health care facilities and providers or (G) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect on the Parent or the Sub or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby, (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Parent or the Sub or any of their subsidiaries is a party or by which any of its subsidiaries or any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not have a Material Adverse Effect on the Parent or the Sub or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; (iv) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Parent or the Sub or any of their subsidiaries which, individually or in the aggregate, would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent, the Sub or any of their subsidiaries or any of their respective assets, except for violations which would not in the aggregate have a Material Adverse Effect on the Parent or the Sub or have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby.

  Section 4.08 Brokers. No broker, finder or other investment banker (other than Credit Suisse First Boston Corporation and NationsBanc Capital Markets, Inc.) is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Parent or the Sub.

  Section 4.09 Litigation, etc. As of the date hereof there is no claim, action, proceeding or governmental investigation pending or, to the best knowledge of the Parent or the Sub, threatened against the Parent or any of its subsidiaries, including the Sub, before any court or governmental or regulatory authority which, in the aggregate would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated by this Agreement. Neither the Parent nor any of its subsidiaries, including the Sub, is subject to any outstanding order, writ, injunction or decree that would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated by this Agreement.

  Section 4.10 Ownership of Shares. As of the date hereof, neither the Parent nor any of its Subsidiaries beneficially owns (within the meaning of Rule l3d-3 under the Exchange Act) any Company Common Stock.

  Section 4.11 Tax Matters. The Parent and each of its Subsidiaries has duly filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, in the aggregate, would not have a Material Adverse Effect and such returns and reports are true, correct and complete in all material respects. The Parent and each of its Subsidiaries has duly paid in full (or the Parent has paid on its behalf) or made adequate provision in the Company's accounting records for all taxes for all past and current periods for which the Parent or any of its Subsidiaries is liable. The most recent financial statements contained in the Parent SEC Reports filed prior to May 7, 1997 reflect adequate reserves for all taxes payable by the Parent and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against the Parent or any of its Subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, in the aggregate, have a Material Adverse Effect. No requests for waivers of the time to assess any taxes against the Parent or any of its Subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Parent SEC Reports filed prior to May 7, 1997, or, to the extent not adequately reserved, the assessment of which would not, in the aggregate, have a Material Adverse Effect. Except as set forth in Section 3.11 of the Parent Disclosure Letter, neither the Parent nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under
Section 280G of the Code. Neither the Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of
Section 897(c)(2) of the Code during the applicable period specified in
Section 897(c)(1)(A)(ii) of the Code.

                                   ARTICLE V

                                   COVENANTS

Section 5.01 Conduct of Business.

  (a) Except as contemplated by this Agreement and in the Company Disclosure Letter, during the period from the date of this Agreement to the Effective Date, the Company and its subsidiaries will each conduct its operations according to its ordinary and usual course of business and consistent with past practice and will use all commercially reasonable efforts consistent with prudent business practice to preserve intact the business organization of the Company and each of its Subsidiaries, to keep available the services of its and their current officers and key employees and to maintain existing relationships with those having significant business relationships with the Company and its Subsidiaries, in each case in all material respects. Without limiting the generality of the foregoing, except as set forth in the Company Disclosure Letter and except as otherwise expressly provided in or contemplated by this Agreement or the Company Disclosure Letter, prior to the time specified in the preceding sentence, neither the Company nor any of its Subsidiaries, as the case may be, will, without the prior written consent of the Parent (not to be unreasonably withheld), (i) except for issuances of capital stock of the Company's Subsidiaries to the Company or a wholly owned subsidiary of the Company, issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) Company Securities or Subsidiary Securities, in each case, other than Company Common Stock issuable upon exercise or vesting of the Rights or allocations or issuances pursuant to the Stock Plans or the exercise of rights under any Plan or any agreement referred to in Section 3.02 of the Company Disclosure Letter, or (B) any other securities in respect of, in lieu of or in substitution for Company Common Stock outstanding on the date hereof, (ii) otherwise acquire or redeem, directly or indirectly, any Company Securities or Subsidiary Securities (including the Company Common Stock); (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of the Company or any of its Subsidiaries (other than cash dividends paid to the Company by its wholly owned subsidiaries with regard to their capital stock);
(iv) (1) make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $10,000,000 or more outside the ordinary and usual course of business consistent with past practice in all material respects, or (2) other than in the ordinary course of business, enter into a material contract or grant any release or relinquishment of any material contract rights; (v) incur or assume any long-term debt for borrowed money except for debt incurred in the ordinary course of business consistent in all material respects with past practice;
(vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company, except in the ordinary course of business consistent in all material respects with past practice;
(vii) except in connection with transactions permitted by (iv) above, make any loans, advances or capital contributions to, or investments in, any other person (other than wholly owned subsidiaries of the Company) in the aggregate in excess of $10,000,000; (viii) change any of the accounting principles or practices used by it or any of its Subsidiaries, except as required by the SEC or required by United States generally accepted accounting principles; (ix) adopt any amendments to the Restated Certificate of Incorporation or Bylaws (or similar documents) of the Company or any Subsidiary; (x) except as, may be required under any previously existing agreement or Plan, grant any stock related awards; (xi) enter into any new, or amend any existing, employee benefit, pension or other plan (whether or not subject to ERISA) or employment, severance, consulting or salary continuation agreements with any officers, directors or key employees, or grant any increases in the compensation or benefits to officers, directors and key employees; (xii) enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law and except in the ordinary course of business consistent in all material respects with past practice; (xiii) adopt, make any material amendment to or terminate any material employee benefit plan, as required by law or to maintain tax qualified status or as requested by the Internal Revenue Service in order to receive a determination letter for such employee benefit plan; (xiv) merge or consolidate with or transfer all or substantially all of its assets to another corporation or other business entity or individual; (xv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (xvi) agree in writing or otherwise to take any of the foregoing actions.

  (b) Except as contemplated by this Agreement and in the Parent Disclosure Letter, during the period from the date of this Agreement to the Effective Date, the Parent and its subsidiaries will each conduct its operations according to its ordinary and usual course of business and consistent with past practice and will use all commercially reasonable efforts consistent with prudent business practice to preserve intact the business organization of the Parent and each of its subsidiaries, to keep available the services of its and their current officers and key employees and to maintain existing relationships with those having significant business relationships with the Parent and its subsidiaries, in each case in all material respects. Without limiting the generality of the foregoing, except as set forth in the Parent Disclosure Letter and except as otherwise expressly provided in or contemplated by this Agreement or the Parent Disclosure Letter, prior to the time specified in the preceding sentence, neither the Parent nor any of its subsidiaries, as the case may be, will, without the prior written consent of the Company (not to be unreasonably withheld), (i) except for issuances of capital stock of the Parent's subsidiaries to the Parent or a wholly owned subsidiary of the Parent, issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) Parent Securities or Subsidiary Securities, in each case, other than Parent Common Stock issuable upon exercise or vesting of the Rights or allocations or issuances pursuant to the Stock Plans or the exercise of rights under any Plan or any agreement referred to in Section 3.02 of the Parent Disclosure Letter, or (B) any other securities in respect of, in lieu of or in substitution for Parent Common Stock outstanding on the date hereof, (ii) otherwise acquire or redeem, directly or indirectly, any Parent Securities or Subsidiary Securities (including the Parent Common Stock); (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of the Parent or any of its subsidiaries (other than cash dividends paid to the Parent by its wholly owned subsidiaries with regard to their capital stock);
(iv) (1) make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $10,000,000 or more outside the ordinary and usual course of business consistent with past practice in all material respects, or (2) other than in the ordinary course of business, enter into a material contract or grant any release or relinquishment of any material contract rights; (v) incur or assume any long-term debt for borrowed money except for debt incurred in the ordinary course of business consistent in all material respects with past practice;
(vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Parent, except in the ordinary course of business consistent in all material respects with past practice;
(vii) except in connection with transactions permitted by (iv) above, make any loans, advances or capital contributions to, or investments in, any other person (other than wholly owned subsidiaries of the Parent) in the aggregate in excess of $10,000,000; (viii) change any of the accounting principles or practices used by it or any of its Subsidiaries, except as required by the SEC or required by United States generally accepted accounting principles; (ix) adopt any amendments to the Restated Certificate of Incorporation or Bylaws (or similar documents) of the Parent or any Subsidiary; (x) except as, may be required under any previously existing agreement or Plan, grant any stock related awards; (xi) enter into any new, or amend any existing, employee benefit, pension or other plan (whether or not subject to ERISA) or employment, severance, consulting or salary continuation agreements with any officers, directors or key employees, or grant any increases in the compensation or benefits to officers, directors and key employees; (xii) enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law and except in the ordinary course of business consistent in all material respects with past practice; (xiii) adopt, make any material amendment to or terminate any material employee benefit plan, as required by law or to maintain tax qualified status or as requested by the Internal Revenue Service in order to receive a determination letter for such employee benefit plan; (xiv) merge or consolidate with or transfer all or substantially all of its assets to another corporation or other business entity or individual; (xv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (xvi) agree in writing or otherwise to take any of the foregoing actions.

Section 5.02 No Solicitation.

  (a) Immediately following the execution of this Agreement, the Company will terminate any and all existing activities, discussions and negotiations with third parties (other than the Parent) with respect to any possible Acquisition Transaction (as defined below). The Company and its subsidiaries and their respective officers, directors and employees shall not, and the Company and its subsidiaries will use all reasonable efforts to cause their representatives, agents or affiliates not to, directly or indirectly, knowingly encourage, solicit, or initiate any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than the Parent or the Sub or any affiliate or associate of the Parent or the Sub or any of their respective directors, officers, employees, representatives or agents) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any material Subsidiary of the Company (each an "Acquisition Transaction"); provided, however, that if Company's Board of Directors determines after consultation with counsel, that it is required to do so in the exercise of the fiduciary duties of the Company's directors to the Company or its stockholders, the Board of Directors may respond to, or engage in discussions with respect to, a written offer for an Acquisition Transaction; and provided further that nothing contained in this Section 5.02(a) shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such other disclosure to the Company's stockholders which, as advised by outside counsel, is required under applicable law. The Company will promptly communicate to Parent the terms and conditions of any proposal for an Acquisition Transaction that it may receive and will keep Parent informed as to the status of any action, including any discussions, taken pursuant to such proposed or contemplated Acquisition Transaction.

  (b) Immediately following the execution of this Agreement, the Parent will terminate any and all existing activities, discussions and negotiations with third parties (other than the Company and Apollo) with respect to any possible Acquisition Transaction. The Parent and its subsidiaries and their respective officers, directors and employees shall not, and the Parent and its subsidiaries will use all reasonable efforts to cause their representatives, agents or affiliates not to, directly or indirectly, knowingly encourage, solicit, or initiate any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than the Company and Apollo or any affiliate or associate of the Company and Apollo or any of their respective directors, officers, employees, representatives or agents) concerning any Acquisition Transaction; provided, however, that if during the 45 days following the date of this Agreement the Parent's Board of Directors determines, after consultation with counsel, that it is required to do so in the exercise of the fiduciary duties of the Parent's directors to the Parent or its stockholders, the Board of Directors may respond to, or engage in discussions with respect to, a written offer for an Acquisition Transaction during such 45 day period; and provided further that nothing contained in this
Section 5.02(b) shall prohibit the Parent or its Board of Directors from taking and disclosing to the Parent's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such other disclosure to the Parent's stockholders which, as advised by outside counsel, is required under applicable law. The Parent will promptly communicate to the Company the terms and conditions of any proposal for an Acquisition Transaction that it may receive and will keep the Company informed as to the status of any action, including any discussions, taken pursuant to such proposed or contemplated Acquisition Transaction.

Section 5.03 Access to Information.

  (a) Between the date of this Agreement and the Effective Time, the Company will, upon reasonable notice to an executive officer of the Company, (i) give the Parent, the Sub and Apollo and their respective authorized representatives access (during regular business hours), in a manner so as not to interfere with the normal operations of the Company and its subsidiaries and subject to reasonable restrictions imposed by an executive officer of the Company, to all key employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries and cause the Company's and its subsidiaries' independent public accountants to provide access to their work papers and such other information as the Parent, the Sub or Apollo may reasonably request, (ii) permit the Parent, the Sub and Apollo to make such inspections as they may reasonably require and (iii) cause its officers and those of its subsidiaries to furnish the Parent, the Sub or Apollo with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its subsidiaries as the Parent, the Sub or Apollo may from time to time reasonably request.

  (b) Information obtained by the Parent or the Sub or their respective representatives pursuant to this Section 5.03 shall be subject to the provisions of the letter agreement between the Parent and the Company (the "Confidentiality Agreement") the terms of which are incorporated herein by reference.

  Section 5.04 Reasonable Efforts, Filings. Subject to the terms and conditions herein provided for and to the fiduciary duties of the Board of Directors of each of the Company and the Parent under applicable law as advised by legal counsel, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. In connection with and without limiting the foregoing, (a) (i) the Company, the Parent and the Sub shall use all reasonable efforts to make promptly any required submissions under the HSR Act which the Company and the Parent or the Sub determine should be made, in each case, with respect to the Merger, and the transactions contemplated by this Agreement, (ii) the Company, the Parent and the Sub shall use all reasonable efforts to respond as promptly as practicable to all inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters, and (iii) if required by the FTC, the Antitrust Division, any State Attorney General or any other governmental authority, or if otherwise necessary or required in order to consummate the Merger, Parent agrees promptly to take all commercially reasonable steps (including executing agreements and submitting to judicial or administrative orders) to effect the sale or other disposition of, or to hold separate assets or businesses of Parent or the Company or any of their respective subsidiaries or affiliates (including, without limitation, pursuant to arrangements which limit or prohibit access to such assets or businesses), unless such sale or other disposition would have a Material Adverse Effect on the Company, (b) the Parent, the Sub and the Company will take all such action as may be necessary under federal and state securities laws applicable or necessary for, and will file and, if appropriate, use all reasonable efforts to have declared effective or approved all documents and notifications with the SEC and other governmental or regulating bodies which the Parent, the Sub and the Company determines, in each case, is necessary for the consummation of the Merger and the transactions contemplated hereby and each party shall give the other information requested by it which is reasonably necessary to enable it to take such action, (c) the Parent, the Sub and the Company will, and will cause each of their respective subsidiaries to, use commercially reasonable efforts to obtain consents of all third parties and governmental bodies (other than with respect to healthcare regulatory licenses, certifications or permits or provider agreements) necessary or, in the reasonable opinion of the Parent or the Company, advisable to consummate the Merger and the transactions contemplated by this Agreement and (d) prior to the Effective Time, the Parent, Sub and the Company will take, and cause their respective subsidiaries to take, such actions to apply for such governmental approvals or consents, or make filings with governmental bodies, with respect to healthcare regulatory licenses, certifications, or permits or provider agreements as may be required by applicable law. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Parent shall cause the proper officers and directors of the Surviving Corporation, the Parent or the Sub, as the case may be to take all such necessary action.

Section 5.05 Indemnification and Insurance.

  (a) The Parent and the Sub agree that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company (as such) or any of its subsidiaries or present or former directors of the Company or any of its subsidiaries serving or who served at the Company's or any of its subsidiaries' request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as provided in the Company's Certificate of Incorporation or Bylaws, or the articles of incorporation, bylaws or similar documents of any of the Company's subsidiaries and the indemnification agreements with such present and former directors, officers and employees as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge the indemnification rights) for a period of not less than the statutes of limitations applicable to such matters, and the Surviving Corporation shall comply fully with its obligations hereunder and thereunder. Without limiting the foregoing, the Company shall, and after the Effective Time, the Surviving Corporation shall periodically advance expenses as incurred with respect to the foregoing (including with respect to any action to enforce rights to indemnification or the advancement of expenses) to the fullest extent permitted under applicable law; provided, however, that the person to whom the expenses are advanced provides an undertaking (without delivering a bond or other security) to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

  (b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance and fiduciary liability insurance covering the persons described in paragraph (a) of this Section 5.05 (whether or not they are entitled to indemnification thereunder) who are currently covered by the Company's existing officers' and directors' or fiduciary liability insurance policies on terms no less advantageous to such indemnified parties than such existing insurance.

  (c) The Surviving Corporation shall indemnify and hold harmless (and shall advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of the Company or any Subsidiary of the Company including, without limitation, officers and directors, serving as such on the date hereof against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation relating to any of the transactions contemplated hereby, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the indemnified parties, promptly as statements therefor are received and (ii) the parties hereto will cooperate in the defense of any such matter, provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent shall not unreasonably be withheld.

  (d) The Surviving Corporation shall pay all reasonable costs and expenses, including attorneys' fees, that may be incurred by any indemnified parties in enforcing the indemnity and other obligations provided for in this Section 5.05.

  (e) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this
Section 5.05.

  (f) This Section 5.05, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation, and any person or entity referenced in this Section 5.05 or indemnified hereunder each of whom may enforce the provisions of this Section 5.05 (whether or not parties to this Agreement).

  Section 5.06 Employee Plans and Benefits and Employment Contracts.

  (a) From and after the Effective Time, the Surviving Corporation and its subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of its subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its subsidiaries or group of such officers, directors, employees or consultants described in
Section 5.06(a) of the Company Disclosure Letter.

  (b) In addition to honoring the agreements referred to in Section 5.06(a), until the first anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will provide or will cause to be provided to each current or former employee (presently entitled to benefits) of the Company or its subsidiaries (excluding employees covered by collective bargaining agreements)
(i) employee compensation, benefit plans, programs, policies and arrangements, that are in the aggregate no less favorable than those currently provided by the Company and its subsidiaries to each such employee and former employee; and (ii) severance benefits that are in the aggregate no less favorable to any employee of the Company or any of its subsidiaries than those currently provided to each such employee. Nothing in this Section 5.06(b) shall be deemed to prevent the Surviving Corporation or any of its subsidiaries from making any change required by law.

  (c) To the extent permitted under applicable law, each employee of the Company or its subsidiaries shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

  (d) This Section 5.06, which shall survive the consummation of the Merger at the Effective Time and shall continue without limit, is intended to benefit and bind the Company, the Surviving Corporation and any person or entity referenced in this Section 5.06, each of whom may enforce the provisions of this Section 5.06 (whether or not parties to this Agreement). Except as provided in clause (a) above, nothing contained in this Section 5.06 shall create any beneficiary rights in any employee or former employee (including any dependent thereof) of the Company, any of its subsidiaries or the Surviving Corporation in respect of continued employment for any specified period of any nature or kind whatsoever.

  Section 5.07 Proxy Statement and S-4. The Company and the Parent shall promptly prepare and file with the SEC, as soon as practicable, a preliminary joint proxy statement (the "Proxy Statement") and S-4 relating to the Recapitalization Merger and the Merger as required by the Exchange Act and the rules and regulations thereunder. Each of the Parent and the Company shall use commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company, the Parent and the Sub will cooperate with each other in the preparation of the Proxy Statement. The Company and the Parent shall use all reasonable efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement, and to cause the Proxy Statement to be mailed to the Company's and the Parent's stockholders at the earliest practicable date.

  Section 5.08 Notification of Certain Matters. The Company shall give prompt notice to the Parent and the Sub, and the Parent or the Sub, as the case may be, shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the effect of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 5.08 shall not limit or otherwise affect the remedies available hereunder to any of the parties receiving such notice.

  Section 5.09 Rights Agreement Amendment. Subject to the terms and conditions of this Agreement, the Parent shall promptly enter into an amendment to the Rights Agreement (the "Rights Agreement Amendment") pursuant to which the Rights Agreement and the Rights Agreement Rights will not be applicable to the Merger, shall not result in a "Distribution Date" under the Rights Agreement and consummation of the Merger shall not result in the Company or its affiliates being an "Acquiring Person" or result in the occurrence of a "Flip-In Event" or a "Flip-Over Event" thereunder.

  Section 5.10 Agreements of Rule 145 Affiliates. Prior to the Effective Time, the Company shall cause to be prepared and delivered to Parent a list identifying all persons who, at the time of the Company stockholder meeting, may be deemed to be "affiliates" of the Company, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). The Company shall use its commercially reasonable efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent, at or prior to the Effective Time, a written agreement, in the form to be approved by the parties hereto, that such Rule 145 Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock issued to such Rule 145 Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act.

  Section 5.11 New York Stock Exchange Listing. Each party agrees to use commercially reasonable efforts to retain the listing of the shares of Parent Common Stock issued in connection with the Merger on the New York Stock Exchange following the Effective Time.

  Section 5.12 Election to the Parent's Board of Directors. At the Effective Time of the Merger, the Parent shall cause its board of directors to be constituted as contemplated by Section 5.12 of the Recapitalization Merger Agreement.

                                  ARTICLE VI

                   CONDITIONS TO CONSUMMATION OF THE MERGER

  Section 6.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, by each party hereto prior to the proposed Effective Time, of the following conditions:

    (a) the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Merger, and the issuance of the Parent Common Stock pursuant to the Merger, shall have been approved and adopted by the affirmative vote of the stockholders of each of the Company and the Parent, respectively, required by and in accordance with applicable law and the Restated Certificates of Incorporation and Bylaws thereof (if applicable);

    (b) the Recapitalization Merger and the related agreement of merger (as such term is used in section 251 of the DGCL) contained in the Recapitalization Merger Agreement and the issuance of the Parent Common Stock pursuant to the Merger shall have been approved by the affirmative vote of the stockholders of the Parent required by and in accordance with applicable law and the Parent's Restated Certificate of Incorporation, and the Recapitalization Merger shall have been consummated;

    (c) no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against the Parent, the Sub or the Company and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal (each party agreeing to use all reasonable efforts to have any such prohibition lifted);

    (d) the S-4 shall have become effective, and any required post-effective amendment shall have become effective, under the Securities Act, and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration of the Parent Common Stock shall have been complied with;

    (e) the conditions to each party's obligations to effect the Recapitalization Merger other than the consummation of the Merger shall have been satisfied or waived; and

    (f) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, authorizations and permits required to be obtained prior to the Effective Time from, any governmental authority in connection with the consummation of the Merger shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, authorizations and permits would not be reasonably likely to result in a Material Adverse Effect on the Company or to materially adversely affect the consummation of the Merger.

    (g) the Company and Parent shall have received an opinion from the Company's counsel, reasonably acceptable to the Company and the Parent, to the effect that (i) the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code; and (ii) the Company, the Parent and the Sub will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code with respect to the Merger.

  Section 6.02 Additional Conditions to the Company's Obligation to Effect the Merger. The obligations of the Company to effect the Merger shall be subject to the satisfaction or waiver by each of the Company and Apollo, except that with respect to the conditions set forth in Section 6.02(f), such conditions shall be subject to satisfaction or waiver by Apollo only) prior to the proposed Effective Time, of the following conditions:

    (a) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Merger, which would (i) make illegal or prohibit the consummation of the Merger or (ii) render the Company unable to effect the Merger;

    (b) no action or proceeding brought by any governmental, regulatory or administrative agency, authority or commission shall have been instituted and be pending that would be reasonably likely to result in any of the consequences referred to in clauses (i) or (ii) of Section 6.02(a) above; and there shall be no proceeding or other action (including without limitation, relating to health care, regulatory, environmental and pension matters) pending or threatened against the Parent or its Subsidiaries which is reasonably likely to have a Material Adverse Effect;

    (c) during the 30 day period ending on the date of the Closing, there shall not have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,
  (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States having a significant adverse effect on the functioning of the financial markets in the United States, or (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;


    (d) the representations and warranties of the Parent and the Sub set forth in Article IV shall be true and correct in all material respects as of the Effective Time as though made on and as of that time, and the Parent and the Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Effective Time; and

    (e) since September 30, 1996, no change shall have occurred or been threatened in the business, operations, prospects, properties or condition (financial or other) of the Parent or any of its Subsidiaries that would have or would be reasonably expected to have a Material Adverse Effect; provided, that the transactions contemplated by the Recapitalization Merger Agreement and this Agreement shall not be deemed to have caused Material Adverse Effect.

  Section 6.03 Additional Conditions to the Parent's and the Sub's Obligations to Effect the Merger. The obligations of the Parent and the Sub to effect the Merger shall be subject to the satisfaction or waiver by the Parent, the Sub and Apollo, prior to the proposed Effective Time, of the following conditions:

    (a) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Merger, which would (i) make illegal or prohibit the consummation of the Merger or (ii) render Parent unable to effect the Merger;

    (b) no action or proceeding brought by any governmental, regulatory or administrative agency, authority or commission shall have been instituted and be pending that would be reasonably likely to result in any of the consequences referred to in clauses (i) or (ii) of Section 6.02(a) above; and there shall be no proceeding or other action (including, without limitation, relating to health care, regulatory, environmental and pension matters) pending or threatened against the Company or its Subsidiaries which is reasonably likely to have a Material Adverse Effect;

    (c) during the 30 day period ending on the date of the Closing, there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States having a significant adverse effect on the functioning of the financial markets in the United States, or (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

    (d) since December 31, 1996, no change shall have occurred or have been threatened in the business, operations, prospects, properties or condition (financial or other) of GranCare or any of its Subsidiaries that would have or would be reasonably expected to have a Material Adverse Effect; provided, that the transactions contemplated by the Recapitalization Merger Agreement and the Merger Agreement shall not be deemed to be such a materially adverse change;

    (e) the agreements of Rule 145 Affiliates required to be delivered to Parent pursuant to Section 5.10 shall have been furnished as required by
  Section 5.10; and

    (f) the representations and warranties of the Company set forth in
  Article III shall be true and correct in all material respects as of the Effective Time as though made on and as of that time, and the Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

                                  ARTICLE VII

                        TERMINATION; AMENDMENT; WAIVER

  Section 7.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time notwithstanding approval thereof by the stockholders of each of the Company and the Parent, but prior to the Effective
Time:

    (a) by mutual written consent of the Boards of Directors of the Company and the Parent;

    (b) by the Parent or the Company if the Effective Time shall not have occurred on or before November 17, 1997 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

    (c) by the Parent or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

    (d) by the Company if (i) any of the representations and warranties of the Parent or the Sub contained in this Agreement were untrue in any material respect when made or have since become, and at the time of termination remain, untrue in any material respect, or (ii) the Parent or the Sub shall have breached or failed to comply in any material respect with any of its obligations under this Agreement and, with respect to a representation or warranty, such breach shall continue unremedied for ten
  (10) days after the Parent or the Sub has received written notice from the Company of the occurrence of such breach of failure;

    (e) prior to Stockholder Approval by the Parent if the Board of Directors of the Company withdraws or modifies in a manner adverse to the Parent or the Sub its favorable recommendation of the Merger or shall have recommended an Acquisition Transaction with a party other than the Parent or any of its affiliates;

    (f) prior to Stockholder Approval by the Company if the Company receives a written offer with respect to any Acquisition Transaction with a party other than the Parent or its affiliates or such other party has commenced a tender offer which, in either case, the Board of Directors of the Company believes in good faith is more favorable to the Company's stockholders than the transactions contemplated by this Agreement;

    (g) by the Parent, if (i) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct in any material respect, in each case when made or have since become, and of the time of termination remain, untrue in any material respect, (ii) the Company shall have breached or failed to comply in any material respect with any of its obligations under this Agreement (other than as a result of a breach by the Parent or the Sub of any of their obligations under this Agreement) and, with respect to a representation or warranty, such breach shall continue unremedied for ten (10) days after the Company has received written notice from the Parent or the Sub of the occurrence of such breach or failure;

    (h) by the Parent or the Company if the Recapitalization Merger Agreement is terminated; or

    (i)(x) by the Parent if the Company fails to obtain its stockholders' approval of the Merger at the meeting held for such purpose (or any adjournment thereof) or (y) by the Company if the Parent fails to obtain its stockholders' approval of the issuance of Parent Common Stock to be issued as part of the Merger at the meeting held for such purpose (or any adjournment thereof).

  Section 7.02 Effect of Termination. If this Agreement is terminated and the Merger is abandoned pursuant to Section 7.01 hereof, this Agreement, except for the provisions of Section 5.03(b), this Section 7.02 and Section 8.10 hereof, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. The Confidentiality Agreement shall remain in full force and effect following any termination of this Agreement. If this Agreement is terminated pursuant to
Section 7.01(e) or (f), the Company promptly, but in no event later than one business day after termination of this Agreement will pay to the Parent a fee (the "Termination Fee") equal to $20 million in same day funds, plus interest on such amount from the date payable until paid at a rate equal to 9% per annum. If this Agreement is terminated pursuant to Section 7.01(i)(x) and, at the time of the stockholder vote referred to therein, any person has made (or publicly disclosed an intention to make) a proposal to effect an Acquisition Transaction with respect to the Company (and shall not have irrevocably withdrawn such proposal), or, if this Agreement is terminated pursuant to
Section 7.01(b) and, as of November 17, 1997, the Company shall not have held a stockholder vote and a proposal to effect an Acquisition Transaction with respect to the Company shall have been in effect at any time between October 15 and November 17, 1997 (a "No Vote Termination") and, in either case, within 180 days after such termination an Acquisition Transaction shall be consummated with respect to the Company, the Company shall promptly (but in no event later than one business day) after such consummation, pay the Termination Fee. If this Agreement is terminated pursuant to Section 7.01(e),
(f), (g) or (i)(x) or in a No Vote Termination, the Company shall also pay the out-of-pocket fees and expenses reasonably incurred by the Parent and the Sub in connection with this Agreement. Nothing in this Section 7.02 shall relieve any party to this Agreement of liability for breach of this Agreement.

  Section 7.03 Amendment. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the Boards of Directors of the Company, the Parent, the Sub and Apollo, at any time before or after adoption of this Agreement by the stockholders of each of the Company, the Parent and Apollo but, after any such stockholder approval, no amendment shall be made which decreases the Exchange Ratio or which adversely affects the rights of the Company's stockholders hereunder without the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

  Section 7.04 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken by or on behalf of the respective Boards of Directors of the Company, the Parent and the Sub may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE VIII

                                 MISCELLANEOUS

  Section 8.01 Survival of Representations and Warranties. The representations and warranties made in Articles III and IV shall not survive beyond the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

  Section 8.02 Entire Agreement; Assignment. Except for the Confidentiality Agreement and the Disclosure Letter, this Agreement (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that the Parent or the Sub may assign any of its rights and obligations to any wholly-owned subsidiary of the Parent or the Sub incorporated in Delaware, but no such assignment shall relieve the Parent or the Sub, as the case may be, of its obligations hereunder.

  Section 8.03 Enforcement of the Agreement; Jurisdiction. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

  The parties hereto consent and agree that the state or federal courts located in Delaware shall have exclusive jurisdiction to hear and determine any claims or disputes pertaining to this Agreement or to any matter arising out of or related to this Agreement and each party hereto waives any objection that it may have based upon lack of personal jurisdiction, improper venue or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.

  Section 8.04 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

  Section 8.05 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile transmission with confirmation of receipt, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

  if to the Parent or the Sub:

    Living Centers of America, Inc.
    15415 Katy Freeway, Suite 800
    Houston, Texas 77094

    Attention: Susan Thomas Whittle, Esq., General Counsel
    Sydney K. Boone, Jr., Esq., Associate General Counsel

  with copies to:

    Cleary, Gottlieb, Steen & Hamilton
    One Liberty Plaza
    New York, New York 10006
    Attention: Victor I. Lewkow, Esq.

    Mayor, Day, Caldwell & Keeton L.L.P.
    700 Louisiana, Suite 1900
    Houston, Texas 77002
    Attention: Jeff C. Dodd, Esq.

  if to the Company:

    GranCare, Inc.
    One Ravinia Drive, Suite 1500
    Atlanta, Georgia 30346
    Attention: Evrett Benton, Executive Vice President

  with a copy to:

    Andrews & Kurth L.L.P.
    600 Travis, Suite 4200
    Houston, Texas 77002
    Attention: Robert V. Jewell, Esq.

  if to Apollo:

    Apollo Management, L.P.
    1999 Avenue of the Stars, Suite 1900
    Los Angeles, California 90067
    Attention: Peter P. Copses

  with a copy to:

    Sidley & Austin
    555 W. Fifth Street, Suite 4000
    Los Angeles, California 90013
    Attention: Robert W. Kadlec, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

  Section 8.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

  Section 8.07 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

  Section 8.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Sections 2.13, 5.05 and 5.06 (which are intended to be for the benefit of the persons referred to therein, and may be enforced by any such persons).

  Section 8.09 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

  Section 8.10 Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except as provided expressly to the contrary herein.

  Section 8.11 Disclosure Letter. Any disclosure under one section of the Disclosure Letter shall be deemed disclosure under all sections of the Disclosure Letter. Disclosure of any matter in the Disclosure Letter shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to this Agreement.

  Section 8.12 Press Releases. Subject to the proviso to this sentence, the Parent, the Sub and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to the rules of The New York Stock Exchange, Inc. and any other appropriate exchange.

  Section 8.13 Obligation of the Parent. Whenever this Agreement requires Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Sub to take such action.

  Section 8.14. Reference; No Waiver. Any reference in this Agreement to the "date hereof," the "date of this Agreement" or the "date of execution of this Agreement" shall be deemed to refer to May 7, 1997, the date of the Original Merger Agreement, but any reference to the "date of this Amended and Restated Agreement" or the "date of execution of this Amended and Restated Agreement" shall refer to September 17, 1997. The parties' execution and delivery of this Amended and Restated Agreement (or any previously executed and delivered amendment and/or restatement of the Original Merger Agreement) shall not constitute a waiver of any rights that any of the parties hereto may have by reason of any event, condition, misrepresentation or breach of covenant of the Original Merger Agreement having occurred prior to the date of execution and delivery of this Amended and Restated Agreement (or any previously executed and delivered amendment and/or restatement of the Original Merger Agreement) whether or not known to any or all of the parties hereto. No representation or warranty of any party in this Agreement shall be affected or limited by reason of the knowledge of any other party at any time that such representation or warranty is not, or may not be, true and correct.

  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized.

                                          LIVING CENTERS OF AMERICA, INC.

                                          By: /s/ Edward L. Kuntz
                                            ___________________________________
                                            Name: Edward L. Kuntz
                                            Title: Chief Executive Officer

                                          GRANCARE, INC.

                                          By: /s/ Evrett W. Benton
                                            ___________________________________
                                            Name: Evrett W. Benton
                                            Title: Executive Vice President

                                          APOLLO MANAGEMENT, L.P.

                                          By: AIF III Management, Inc.
                                            Its General Partner

                                          By: /s/ Peter P. Copses
                                            ___________________________________
                                            Name: Peter P. Copses
                                            Title: Vice President

                                          LCA ACQUISITION SUB, INC.

                                          By: /s/ Edward L. Kuntz
                                            ___________________________________
                                            Name: Edward L. Kuntz
                                            Title: Chief Executive Officer

                                                                      ANNEX III

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                         PARAGON HEALTH NETWORK, INC.

  FIRST: Corporate Name. The name of the Corporation is Paragon Health Network, Inc. (the "Corporation").

  SECOND: Registered Office. The registered office of the Corporation is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

  THIRD: Corporate Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

  FOURTH: Capital Stock.

  (A) Authorized Amount. The aggregate number of shares of capital stock of the Corporation (referred to herein as "Shares") which the Corporation shall have authority to issue is 80 million (80,000,000) shares, divided into 75 million (75,000,000) shares of Common Stock, par value $.01 per share, and 5 million (5,000,000) shares of Preferred Stock, par value $.01 per share.

  (B) Authority of Board to Fix Terms of Shares. The Board of Directors of the Corporation shall have the full authority permitted by law to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations, preferences, privileges, limitations, options, conversion rights and relative, participating or other special rights and the qualifications, limitations or restrictions thereof of the Preferred Stock or any series thereof that may be desired and that have not been fixed herein. The Board of Directors is also authorized to increase or decrease the number of shares of any series, subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

  FIFTH: Board of Directors

  (A) Number. The Board of Directors shall consist of such number of directors, not less than 5 nor more than 15, as may be determined from time to time by resolution adopted by a vote of at least two-thirds ( 2/3) of the entire Board of Directors.

  (B) Removal of Directors. A director of the Corporation may be removed during his term with or without cause only by the affirmative vote of the holders of not less than two-thirds ( 2/3) of the combined voting power of all the then outstanding Shares entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class. In the event of any increase or decrease in the authorized number of directors, each director then serving as such shall nevertheless continue as a director until the expiration of his current term, or his prior death, resignation or removal.

  (C) Election of Directors. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

  SIXTH: Bylaws. The Board of Directors shall have the power, in addition to the stockholders, to make, alter, or repeal the Bylaws of the Corporation, in the manner and by the requisite vote as may be set forth in the Bylaws of the Corporation from time to time. The Bylaws of the Corporation shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than two-thirds ( 2/3) of the combined voting power of all the then outstanding Voting Stock, voting together as a single class.

                                     III-1

  SEVENTH: Liability of Directors. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director to the Corporation shall be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time. Any repeal or modification of this Article SEVENTH shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

  EIGHTH: Indemnification. The Corporation shall, to the fullest extent permitted by the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all past, present and future directors and officers of the Corporation from and against any and all costs, expenses (including attorneys' fees), damages, judgments, penalties, fines, punitive damages, excise taxes assessed with respect to an employee benefit plan and amounts paid in settlement in connection with any action, suit or proceeding, whether by or in the right of the Corporation, a class of its security holders or otherwise, in which the director or officer may be involved as a party or otherwise, by reason of the fact that such person was serving as a director, officer, employee or agent of the Corporation. Any repeal or modification of this Article EIGHTH shall be prospective only, and shall not adversely affect the right of a director or officer of the Corporation to receive indemnification from the Corporation existing at the time of such repeal or modification.

  NINTH: Stockholder Meetings; Books and Records. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time pursuant to the Bylaws of the Corporation.

  TENTH: Perpetual Existence. The Corporation shall have perpetual existence.

  ELEVENTH: Amendment of Certificate of Incorporation. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this reservation. The provisions set forth in this Article ELEVENTH and in Articles FIFTH (dealing with removal of directors), SIXTH (dealing with the alteration of by-laws by stockholders) and SEVENTH (dealing with liability of directors) herein may not be repealed or amended in any respect unless such action is approved by the affirmative vote of not less than two-thirds ( 2/3) of the combined voting power of the then outstanding Voting Stock, voting together as a single class.

                                     III-2

                                                                       ANNEX IV

                          AMENDED AND RESTATED BYLAWS
                                      OF
                         PARAGON HEALTH NETWORK, INC.
                           (A DELAWARE CORPORATION)
                                  ARTICLE I.

                            OFFICES AND FISCAL YEAR

  SECTION 1.01 Registered Office. The registered office of the corporation shall be in the City of Wilmington, County of New Castle, State of Delaware until otherwise established by a vote of a majority of the board of directors in office and a statement of such change is filed in the manner provided by statute.

  SECTION 1.02 Other Offices. The corporation may also have offices at such other places within or without the State of Delaware as the board of directors may from time to time determine or the business of the corporation requires.

  SECTION 1.03 Fiscal Year. The fiscal year of the corporation shall end on the 30th of September in each year.

                                  ARTICLE II.

                            MEETING OF STOCKHOLDERS

  SECTION 2.01 Place of Meeting. All meetings of the stockholders of the corporation shall be held at the registered office of the corporation or at such other place within or without the State of Delaware as shall be designated by the board of directors in the notice of such meeting.

  SECTION 2.02 Annual Meeting. The board of directors may fix the date, time and place of the annual meeting of the stockholders, and at said meeting the stockholders then entitled to vote shall elect directors and shall transact such other business as may properly be brought before the meeting.

  SECTION 2.03 Special Meetings. Special meetings of the stockholders of the corporation for any purpose or purposes for which meetings may lawfully be called, may be called at any time by the board of directors or by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authority, as provided in a resolution of the board of directors or in these by-laws, include the power to call such meetings. Special meetings of the stockholders of the corporation may also be called by one or more stockholders holding in the aggregate no less than 25% of the then outstanding shares of the corporation's common stock. Special meetings of the stockholders of the corporation may not be called by any other person or persons. Business transactions at any special meeting of the stockholders shall be limited to the purpose stated in the notice.

  SECTION 2.04 Notice of Meetings. Written notice of the place, date and hour of every meeting of the stockholders, whether annual or special, shall be given to each stockholder of record entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting. Every notice of a special meeting shall state the purpose or purposes thereof.

  SECTION 2.05 Quorum, Manner of Acting and Adjournment. The holders of a majority of the stock issued and outstanding (not including treasury stock) and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, by the certificate of incorporation or by these by-laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement of the meeting, until a quorum shall be present or represented. At any such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, of if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. When a quorum is present at any meeting, the vote of the holders of the majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the applicable statute, the certificate of incorporation or these by laws, a different vote is required in which case such express provision shall govern and control the decision of such question. Except upon those questions governed by the aforesaid express provisions, the stockholders present in person or by proxy at a duly organized meeting can continue to do business until adjournment, notwithstanding withdrawal of enough stockholders to leave less than a quorum.

  SECTION 2.06 Organization. At every meeting of the stockholders, the chairman of the board, if there be one, or in the case of a vacancy in the office or absence of the chairman of the board, one of the following persons present in the order stated: the vice chairman, if one has been appointed, the president, the vice presidents in their order of rank or seniority, a chairman designated by the board of directors or a chairman chosen by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast, shall act as chairman, and the secretary, or, in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, a person appointed by the chairman, shall act as secretary.

  SECTION 2.07 Conduct of Business. Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of the stockholders except in accordance with the procedures hereinafter set forth in this Section 2.07; provided, however, that nothing in this Section 2.07 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with said procedures.

  At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before any annual meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (2) otherwise properly brought before the meeting by or at the direction of the board of directors or (3) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 30 days nor more than 60 days prior to the meeting as originally scheduled; provided, however, that if less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Any adjournment(s) or postponement(s) of the original meeting whereby the meeting will reconvene within 30 days from the original date shall be deemed for purposes of notice to be a continuation of the original meeting and no business may be brought before any such reconvened meeting unless timely notice of such business was given to the secretary of the corporation for the meeting as originally scheduled. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and their reasons for conducting such business at the annual meeting, (ii) the name and residence of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

  The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.07, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

  SECTION 2.08 Voting. Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock having voting power held by such stockholder. The board of directors, at its discretion, or the officer of the corporation or other chairman presiding at the meeting of stockholders at his discretion, may require that any votes cast at such meetings shall be cast by written ballot. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Every proxy shall be executed in writing by the stockholder or by his duly authorized attorney-in-fact and filed with the secretary of the corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the secretary of the corporation. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. A proxy shall not be resolved by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the secretary of the corporation.

  SECTION 2.09 Voting Lists. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting. The list shall be arranged in alphabetical order showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

  SECTION 2.10 Stock Ledger. The stock ledger of the corporation shall be the only evidence as to who are the stockholders entitled (i) to examine the stock ledger, the list required by Section 2.09 of this Article II or the books of the corporation and (ii) to vote in person or by proxy at any meeting of stockholders.

  SECTION 2.11 Inspectors of Election.

  (a) In advance of any meeting of stockholders the board of directors may appoint inspectors of election, who need not be stockholders, to act at such meeting or any adjournment thereof. If inspectors of elections are not so appointed, the chairman of any such meeting may, and upon the demand of any stockholder or his proxy at the meeting and before voting begins shall, appoint inspectors of election. The number of inspectors shall be either one or three, as determined, in the case of inspectors appointed upon demand of a stockholder, by stockholders present entitled to cast a majority of the votes which all stockholders present are entitled to cast thereon. No person who is a candidate for office shall act as an inspector. In case any person appointed as an inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the board of directors in advance of the convening of the meeting, or at the meeting by the chairman of the meeting.

  (b) If inspectors of election are appointed as aforesaid, they shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes, determine the result, and do such acts as may be proper to conduct the election or vote with fairness to all stockholders. If there be three inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

  (c) On request of the chairman of the meeting or of any stockholder or his proxy, the inspectors shall make report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them.

  SECTION 2.12 Action by Consent of Stockholders.

  (a) Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

  (b) Every written consent shall bear the date of signature of each stockholder (or his, her or its proxy) signing such consent. Prompt notice of the taking of corporate action without a meeting of stockholders by less than unanimous written consent shall be given to those stockholders who have not consented in writing. All such written consents shall be delivered to the corporation at its registered office in the State of Delaware, at its principal place of business or to the secretary of the corporation. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to authorize or take the corporate action referred to therein unless, within 60 days of the earliest dated written consent delivered to the corporation in the manner required by this Section 2.12, written consents signed by a sufficient number of persons to authorize or take such action are delivered to the corporation at its registered office in the State of Delaware, at its principal place of business or to the secretary of the corporation. All such written consents shall be filed with the minutes of proceedings of the stockholders, and actions authorized or taken under such written consents shall have the same force and effect as those authorized or taken pursuant to a vote of the stockholders at an annual or special meeting.

                                 ARTICLE III.

                              BOARD OF DIRECTORS

  SECTION 3.01 Powers. The board of directors shall have full power to manage the business and affairs of the corporation; and all powers of the corporation, except those specifically reserved or granted to the stockholders by statute, the certificate of incorporation or these by-laws, are hereby granted to and vested in the board of directors.

  SECTION 3.02 Number; Classification. The board of directors shall consist of eleven members; unless a greater or lesser (but not less than 5 nor more than 15) number is determined from time to time by resolution adopted by a vote of at least two-thirds of the entire board of directors.

  SECTION 3.03 Vacancies.

  (a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of at least a two-thirds majority of the entire nominating committee of the board of directors (or, if the directors then serving on the nominating committee constitute less than two-thirds of the number of directors previously authorized to serve on the nominating committee by the board of directors, by the affirmative vote of all directors then serving on the nominating committee), and the directors so chosen shall hold office until the next annual election of directors and until a successor is duly elected and qualified, except in the event of death, resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

  (b) Whenever the holder of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

  (c) If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the entire board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

  SECTION 3.04 Resignations. Any director of the corporation may resign at any time by giving written notice to the president or the secretary of the corporation. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

  SECTION 3.05 Organization. At every meeting of the board of directors, the chairman of the board, if there be one, or, in the case of a vacancy in the office or absence of the chairman of the board, one of the following officers present in the order stated: the vice chairman of the board, if there be one, the chief executive officer, the president, the vice presidents in their order of rank and seniority, or a chairman chosen by a majority of the directors present, shall preside, and the secretary, or, in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, any person appointed by the chairman of the meeting, shall act as secretary.

  SECTION 3.06 Place of Meeting. The board of directors may hold its meetings, both regular and special, at such place or places within or without the State of Delaware as the board of directors may from time to time appoint, or as may be designated in the notice calling the meeting.

  SECTION 3.07 Regular Meeting. Regular meetings of the board of directors may be held without notice at such time and place as shall be designated from time to time by resolution of the board of directors. At such meetings, the directors shall transact such business as may properly be brought before the meeting.

  SECTION 3.08 Special Meetings. Special meetings of the board of directors shall be held whenever called by the chairman of the board or by two or more of the directors. Notice of each such meeting shall be given to each director by telephone or in writing at least 24 hours (in the case of notice by telephone) or 48 hours (in the case of notice by telegram or facsimile transmission) or five days (in the case of notice by mail) before the time at which the meeting is to be held. Each such notice shall state the time and place of the meeting to be held.

  SECTION 3.09 Quorum, Manner of Acting and Adjournment.

  (a) At all meetings of the board of directors a majority of the directors shall constitute a quorum for the transaction of business, provided that at least two directors who are not "Stockholder Designees" (as that term is
defined in that certain Stockholders Agreement dated as of October   , 1997 by
and among the Corporation, and the Stockholders therein named, hereinafter, the "Stockholders Agreement") are present, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute, by the certificate of incorporation or by these bylaws. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

  (b) Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board consent thereto in writing, and the writing or writings are filed with the minutes or proceedings of the board.

  (c) Notwithstanding any provisions to the contrary in these by-laws, no action by the board of directors relating directly or indirectly to any of the following matters shall be effective unless authorized by the affirmative vote of directors constituting at least two-thirds of the entire board of directors:

    (1) any merger or consolidation of the corporation or any merger or consolidation in which the corporation is a constituent corporation, any sale of all or substantially all of the assets, or of a geographic division, of the corporation or any of its subsidiaries (determined on a consolidated basis), or any material acquisition or disposition of assets of the corporation or any of its subsidiaries (determined on a consolidated basis);

    (2) any investment in excess of $              (whether by way of
  purchase of stock or other securities or by loan of money or guarantee of indebtedness) by the corporation or any of its subsidiaries in a "line of business" (as that term is defined in the senior secured credit agreement) dated as of October , 1997 by and among the corporation, one or more of its subsidiary corporations, The Chase Manhattan Bank, as arranger, and the lenders therein named), hereinafter the "Senior Credit Facility") other than a line of business operated by the corporation or any of its subsidiaries on June 1, 1997;

    (3) the incurrence or assumption by the corporation or any of its subsidiaries, directly or indirectly (including a guarantee, a capital lease, a sale of receivables or the placing of a lien or encumbrance on assets of the corporation or any of its subsidiaries), of any indebtedness in a principal amount in excess of $25,000,000, other than indebtedness incurred pursuant to the Senior Credit Facility or pursuant to any other agreement approved by the board of directors of the corporation (i) prior to the effectiveness of these restated by-laws or (ii) in accordance with this Section 3.09.

    (4) any issuance or sale of capital stock or other equity securities (or securities convertible into capital stock or other equity securities) of the corporation or any of its subsidiaries or of any rights, options or warrants to acquire any such securities (collectively, "Equity Securities"), other than (i) the issuance of Equity Securities to the corporation or a subsidiary of the corporation by a subsidiary of the corporation or (ii) the issuance of any Equity Securities pursuant to a stock option or employee benefit plan approved by the board of directors of the corporation in accordance with this Section 3.09.

    (5) any amendment to the certificate of incorporation;

    (6) any dissolution, liquidation, assignment for the benefit of creditors or petition for relief under the United States Bankruptcy Code or any similar statutes relating to relief from creditors, in each case by the corporation or any of its subsidiaries;

    (7) any dividends on, distributions with respect to, or repurchases or redemptions of, Equity Securities (other than (x) dividends paid from current earnings pro rata (in proportion to the number of shares held) on Common Stock of the corporation (y) repurchases of Equity Securities expressly authorized by the terms of stockholder approved employee benefit plans, or (z) repurchases of Equity Securities in a transaction or related series of transactions, which involves consideration payable by the corporation of less than $500,000;

    (8) election or removal of officers of the corporation;

    (9) any amendments or supplements to the Stockholders Agreement;

    (10) any approval given under Section 203(a) of the Delaware General Corporation Law ("DGCL"); and

    (11) any transaction with an officer or director of the corporation (other than matters delegated by the affirmative vote of directors constituting at least two-thirds of the entire board of directors to a committee of the board of directors of which no officer of the corporation is a member and which is approved by a two-thirds vote of such committee).

  (d) In addition to the provisions of subsection (c) of this Section 3.09, any action by the board of directors relating directly or indirectly to any of the following matters shall not be effective unless authorized by the affirmative vote of a majority of the directors who do not have, directly or indirectly, a material financial interest in such matter (each "Associate" of "Apollo," as those terms are defined in the Stockholders Agreement, shall be deemed to have a material financial interest in each matter in which Apollo, or any Affiliate (as defined in the Stockholders Agreement) of Apollo, has a material financial interest):

    (1) any transaction involving Apollo or any Affiliate of Apollo which would be deemed a "business combination" under the provisions of Section 203(c)(3)(i)-(iv) of the DGCL;

    (2) any proposed assignment or transfer by the Stockholders of their rights under Section 4 of the Stockholders Agreement to a transferee of "Shares" and

    (3) any transaction between the corporation or any subsidiary with an officer or director of the corporation or with any Affiliate (as defined in the Stockholders Agreement) of such person, except transactions delegated by the affirmative vote of directors constituting at least two-thirds of the entire board of directors to a committee of the board of directors of which such officer or director is not a member, and which is approved by a two-thirds vote of such committee.

  SECTION 3.10 Executive and Other Committees.

  (a) Subject to Subsection (c) hereof, the board of directors, may, by resolution adopted by the affirmative vote of directors constituting at least two-thirds of the entire board of directors, designate an executive committee and one or more other committees, each committee to consist of one or more directors. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the event that the board of directors establishes a committee other than the nominating committee, the board shall designate the directors serving on such committee in a manner that complies with Section 4.1(f) of the Stockholders Agreement.

  (b) Any such committee, to the extent provided in the resolution establishing such committee, shall have and may exercise all the power and authority of the board of directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to any matter on which action by the board of directors is required to be taken by more than a majority of the directors, unless expressly authorized by resolution adopted by the number of directors required to take such action. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors. Each committee so formed shall keep regular minutes of its meetings and report the same to the board of directors when required.

  (c) The board of directors shall establish a nominating committee consisting of five directors to nominate persons to be recommended by the board of directors to the stockholders for election as directors at each annual meeting, and to fill vacancies on the board of directors created by death, resignations, removal or increase in the size of the board of directors. Throughout the "Stockholder Designee Period" (as defined in the Stockholders Agreement), the chief executive officer of the corporation (if he or she is a director) shall be a member of the nominating committee and two other members of the nominating committee shall consist of directors who are "Apollo Directors" (as defined in the Stockholders Agreement) and if there are no Apollo Directors, or there are not two Apollo Directors, the nominating committee shall have no less nor more than two "Stockholder Designees" (as defined in the Stockholders Agreement).

  (d) Unless and except to the extent otherwise provided in these by-laws, action by a majority vote of the entire committee shall constitute action of the committee.

  SECTION 3.11 Compensation of Directors. Unless otherwise restricted by the certificate of incorporation, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

  SECTION 3.12 Qualification and Election of Directors.

  (a) All directors of the corporation shall be natural persons of full age, but need not be residents of Delaware or stockholders in the corporation. Except in the case of vacancies, directors shall be elected by the stockholders by a plurality vote.

  (b) Nominations for election of directors may be made at a meeting of stockholders only (i) by or at the direction of the board of directors of the corporation or (ii) by any stockholder entitled to vote for the election of directors, provided that written notice (the "Notice") of such stockholder's intent to nominate a director at the meeting is given by the stockholder and received by the secretary of the corporation in the manner and within the time specified in this subsection. The Notice shall be delivered to the secretary of the corporation not less than 30 days nor more than 60 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, the Notice shall be delivered to the secretary of the corporation not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Any adjournment(s) or postponement(s) of the original meeting whereby the meeting will reconvene within 30 days from the original date shall be deemed for purposes of notice to be a continuation of the original meeting and no nominations by a stockholder of persons to be elected directors of the corporation may be made at any such reconvened meeting other than pursuant to a notice that was timely for the meeting and date originally scheduled. In lieu of delivery to the secretary of the corporation, the Notice may be mailed to the secretary of the corporation by certified mail, return receipt requested, but shall be deemed to have been given only upon actual receipt by the secretary of the corporation.

  (c) The Notice shall be in writing and shall contain or be accompanied by:

    (1) the name and residence of such stockholder;

    (2) a representation that the stockholder is a holder of record of the corporation's voting stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the Notice;

    (3) such information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to Regulation 14A of the rules and regulations established by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (or pursuant to any successor act or regulation), had proxies been solicited with respect to such nominee by the management or board of directors of the corporation;

    (4) a description of all arrangements or understandings among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which such nomination or nominations are to be made by the stockholder; and

    (5) the written consent of each nominee to serve as a director of the corporation if so elected.

  (d) Unless an inspector or inspectors of election shall have been appointed pursuant to these bylaws, the chairman of the meeting may, if the facts warrant, determine and declare to the meeting that any nomination made at the meeting was not made in accordance with the foregoing procedures and, in such event, the nomination shall be disregarded. Any decision by the chairman of the meeting shall be conclusive and binding upon all stockholders of the corporation for any purpose.

  (e) The above procedures shall not apply to nominations with respect to which proxies shall have been solicited pursuant to a proxy statement filed pursuant to Regulation 14A of the rules and regulations adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended or pursuant to any successor act or regulation.

 SECTION 3.13 Whole Number. Whenever in this Article III the action of more than a majority of the entire board of directors or any committee thereof is required, such action must be taken by the lowest whole number of directors which equals such super-majority percentage of the entire board or committee rounded to the nearest whole number.

                                  ARTICLE IV.

                           NOTICE--WAIVERS--MEETINGS

  SECTION 4.01 Notice, What Constitutes. Whenever, under the provisions of the statutes of Delaware or the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given in accordance with Section 3.08 of Article III hereof.

  SECTION 4.02 Waivers of Notice. Whenever any written notice is required to be given under the provisions of the certificate of incorporation, these by-laws, or by statute, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

  Attendance of a person, either in person or by proxy, at any meeting, shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

  SECTION 4.03 Exception to Requirements of Notice.

  (a) Whenever notice is required to be given, under any provision of the DGCL or of the certificate of incorporation or these by-laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any section of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

  (b) Whenever notice is required to be given, under any provision of the DGCL or the certificate of incorporation or these by-laws, to any stockholder to whom (i) notice of two consecutive annual meetings and all notices of meetings to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a 12 month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the corporation is such as to require the filing of a certificate under any section of the DGCL, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this section.

  SECTION 4.04 Conference Telephone Meetings. One or more directors may participate in a meeting of the board of directors, or of a committee of the board of directors, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

                                  ARTICLE V.

                                   OFFICERS

  SECTION 5.01 Number, Qualifications and Designation. The officers of the corporation shall be chosen by the board of directors and shall be a chief executive officer, a president, one or more vice presidents, a secretary, a treasurer, and such other officers as may be elected in accordance with the provisions of Section 5.03 of this Article V. One person may hold more then one office. Officers may be, but need not be, directors or stockholders of the corporation.

  SECTION 5.02 Election and Term of Office. The officers of the corporation, except those elected by delegated authority pursuant to Section 5.03 of this
Article V, shall be elected annually by the board of directors, and each such officer shall hold his office until his successor shall have been elected and qualified, or until his earlier resignation or removal. Any officer elected by the board of directors may be removed at any time pursuant to Section 3.09(c) hereof. Any officer may resign at any time upon written notice to the corporation.

  SECTION 5.03 Subordinate Officers, Committees and Agents. Subject to the provisions of Section 3.09 hereof, the board of directors may from time to time elect such other officers and appoint such committees, employees or other agents as it deems necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as are provided in these by-laws, or as the board of directors may from time to time determine. Subject to the provisions of Section 3.09 hereof, the board of directors may delegate to any officer or committee the power to elect subordinate officers and to retain or appoint employees or other agents, or committees thereof, and to prescribe the authority and duties of such subordinate officers, committees, employees or other agents.

  SECTION 5.04 The Chief Executive Officer. The chief executive officer of the corporation shall have general supervision over the business and operations of the corporation, subject, however, to the control of the board of directors. He shall sign, execute, and acknowledge, in the name of the corporation, deeds, mortgages, bonds, contracts or other instruments, authorized by the board of directors, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors, or by these by-laws, to some other officer or agent of the corporation; and, in general, shall perform all duties incident to the office of chief executive officer, and such other duties as from time to time may be assigned to him by the board of directors.

  SECTION 5.05 The President. The president shall be the chief operating officer of the corporation and shall perform the duties of the chairman of the board or chief executive officer in his absence and such other duties as may from time to time be assigned to him by the board of directors or by the chairman of the board.

  SECTION 5.06 The Vice Presidents. The vice presidents shall perform the duties of the chairman of the board and the president in their absence and such other duties as may from time to time be assigned to them by the board of directors or by the chairman of the board.

  SECTION 5.07 The Secretary. The secretary, or an assistant secretary, shall attend all meetings of the stockholders and of the board of directors and shall record the proceedings of the stockholders and of the directors and of committees of the board of directors in a book or books to be kept for that purpose; see that notices are given and records and reports properly kept and filed by the corporation as required by law; be the custodian of the seal of the corporation and see that it is affixed to all documents to be executed on behalf of the corporation under its seal; and, in general, perform all duties incident to the office of secretary, and such other duties as may from time to time be assigned to him by the board of directors or the chairman of the board.

  SECTION 5.08 The Treasurer. The treasurer, or an assistant treasurer, shall have or provide for the custody of the funds or other property of the corporation and shall keep a separate book account of the same to his credit as treasurer; collect and receive or provide for the collection and receipt of moneys earned by or in any manner due to or received by the corporation; deposit all funds in his custody as treasurer in such banks or other places of deposit as the board of directors may from time to time designate; whenever so required by the board of directors, render an account showing his transactions as treasurer and the financial condition of the corporation; and, in general, discharge such other duties as may from time to time be assigned to him by the board of directors or the chairman of the board.

  SECTION 5.09 Officers' Bonds. No officer of the corporation need provide a bond to guarantee the faithful discharge of his duties unless the board of directors shall by resolution so require a bond in which event such officer shall give the corporation a bond (which shall be renewed if and as required) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office.

  SECTION 5.10 Salaries. The salaries of the officers and agents of the corporation elected by the board of directors shall be fixed from time to time by the board of directors.

                                  ARTICLE VI.

                     CERTIFICATES OF STOCK, TRANSFER, ETC.

  SECTION 6.01 Issuance. Each stockholder shall be entitled to a certificate or certificates for shares of stock of the corporation owned by him upon his request therefor. The stock certificates of the corporation shall be numbered and registered in the stock ledger and transfer books of the corporation as they are issued. They shall be signed by the chairman of the board, the president or a vice president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer, and shall bear the corporate seal, which may be a facsimile, engraved or printed. Any of or all the signatures upon such certificate may be a facsimile, engraved or printed. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer, transfer agent or registrar, before the certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent or registrar at the date of its issue.

  SECTION 6.02 Transfer. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. No transfer shall be made which would be inconsistent with the provisions of Article 8, Title 6 of the Delaware Uniform Commercial Code-Investment Securities.

  SECTION 6.03 Stock Certificates. Stock certificates of the corporation shall be in such form as provided by statute and approved by the board of directors. The stock record books and the blank stock certificates books shall be kept by the secretary or by any agency designated by the board of directors for that purpose.

  SECTION 6.04 Lost, Stolen, Destroyed or Mutilated Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

  SECTION 6.05 Record Holder of Shares. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

  SECTION 6.06 Determination of Stockholders of Record.

  (a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

  (b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights of the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

                                 ARTICLE VII.

                  INDEMNIFICATION OF DIRECTORS, OFFICERS AND
                       OTHER AUTHORIZED REPRESENTATIVES

  SECTION 7.01 Indemnification of Authorized Representatives in Third Party Proceedings. The corporation shall indemnify any person who was or is an authorized representative of the corporation and who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person was or is an authorized representative of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any third party proceeding by judgment, order, settlement, indictment, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful.

  SECTION 7.02 Indemnification of Authorized Representatives in Corporate Proceedings. The corporation shall indemnify any person who was or is an authorized representative of the corporation and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such corporate proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  SECTION 7.03 Mandatory Indemnification of Authorized Representatives. To the extent that an authorized representative of the corporation has been successful on the merits otherwise in defense of any third party proceeding or corporate proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

  SECTION 7.04 Determination of Entitlement to Indemnification. Any indemnification under Section 7.01, 7.02 or 7.03 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the authorized representative is proper in the circumstances because such person has either met the applicable standard of conduct set forth in Section 7.01 or 7.02 or has been successful on the merits, or otherwise as set forth in Section 7.03 and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

    (1) By the board of directors by a majority of a quorum consisting of directors who were not parties to such third party proceeding or corporate proceeding, or

    (2) If such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or

    (3) By the stockholders.

  SECTION 7.05 Advancing Expenses.

  (a) Expenses actually and reasonably incurred by an officer or director in defending any third party proceeding or corporate proceeding shall be paid on behalf of an officer or director by the corporation in advance of the final disposition of such third party proceeding or corporate proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article.

  (b) Expenses actually and reasonably incurred in defending any third party proceeding or corporate proceeding shall be paid on behalf of an authorized representative other than an officer or director by the corporation in advance of the final disposition of such third party proceeding or corporate proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of such authorized representative to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article.

  (c) The financial ability of any authorized representative to make a repayment contemplated by this Section shall not be a prerequisite to the making of an advance.

  SECTION 7.06 Definitions. For purposes of this Article:

    (1) "authorized representative" shall mean a director or officer of the corporation, or a person serving at the request of the corporation as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, past, present or future;

    (2) "corporation" shall include, in addition to the resulting corporation, any constituent corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued;

    (3) "corporate proceeding" shall mean any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor or investigative proceeding by the corporation;

    (4) "criminal third party proceeding" shall include any action or investigation which could or does lead to a criminal third party proceeding;

    (5) "expenses" shall include attorneys' fees and disbursements;

    (6) "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan;

    (7) "not opposed to the best interests of the corporation" shall include actions taken in good faith and in a manner the authorized representative reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan;

    (8) "other enterprises" shall include employee benefit plans;

    (9) "party" shall include the giving of testimony or similar involvement;

    (10) "serving at the request of the corporation" shall include any service as a director, officer or employee of the corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants, or beneficiaries; and

    (11) "third party proceeding" shall mean any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation.

  SECTION 7.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article.

  SECTION 7.08 Scope of Article. The indemnification of authorized representatives and advancement of expenses, as authorized by the preceding provisions of this Article, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-laws, statute, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by or granted pursuant to this Article, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an authorized representative and shall inure to the benefit of the heirs, executors and administrators of such a person.

  SECTION 7.09 Reliance on Provisions. Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon rights of indemnification provided by this Article.

                                 ARTICLE VIII.

                              GENERAL PROVISIONS

  SECTION 8.01 Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation and these by-laws, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of the corporation, subject to the provisions of the certificate of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

  SECTION 8.02 Annual Statements. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

  SECTION 8.03 Contracts and Securities. Except as otherwise provided in these by-laws, the board of directors may authorize any officer or officers including the chairman and vice chairman of the board of directors, or any agent or agents, to enter into any contract or to execute or deliver any instrument on behalf of the corporation and such authority may be general or confined to specific instances. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the corporation may be executed in the name and on behalf of the corporation by the Chief Executive Officer, the president or and any vice president and any such officer may, in the name of and on behalf of the corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the corporation might have exercised and possessed if present. The board of directors may, by resolution, from time to time, confer like powers upon any other person or persons.

  SECTION 8.04 Checks. All checks, notes, bills of exchange or other orders in writing shall be signed by such person or persons as the board of directors may from time to time designate.

  SECTION 8.05 Corporate Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

  SECTION 8.06 Deposits. All funds of the corporation shall be deposited from time to time to the credit of the corporation in such banks, trust companies, or other depositories as the board of directors may approve or designate, and all such funds shall be withdrawn only upon checks signed by such one or more officers or employees as the board of directors shall from time to time determine.

  SECTION 8.07 Corporate Records.

  (a) Every stockholder shall, upon written demand under oath stating the purpose thereof, have a right to examine, in person or by agent or attorney, during the usual hours for business, for any proper purpose, the stock ledger, books or records of account, and records of the proceedings of the stockholders and directors, and make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business. Where the stockholder seeks to inspect the books and records of the corporation, other than its stock ledger or list of stockholders, the stockholder shall first establish (1) compliance with the provisions of this section respecting the form and manner of making demand for inspection of such document; and (2) that the inspection sought is for a proper purpose. Where the stockholder seeks to inspect the stock ledger or list of stockholders of the corporation and has complied with the provisions of this assertion respecting the form and manner of making demand for inspection of such documents, the burden of proof shall be upon the corporation to establish that the inspection sought is for an improper purpose.

  (b) Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his position as a director. The court may similarly order the corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list and to make copies or extracts therefrom. The court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the court may deem just and proper.

  SECTION 8.08 Amendment of Bylaws. These bylaws may be altered, amended or repealed or new bylaws may be adopted by (i) the holders of at least 66-2/3% of the total voting power of all shares of stock of the corporation entitled to vote in the election of directors, considered for purposes of this Section
8.08 as one class, or (ii) the affirmative vote of directors constituting at least two-thirds of the entire board of directors, when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. In addition, the provisions of Section 3.09(d) and of this Section 8.08 may not be amended without the affirmative vote of a majority of the directors who are not Affiliates or Associates of any Stockholder.

                                                                        ANNEX V

                            STOCKHOLDERS AGREEMENT

  STOCKHOLDERS AGREEMENT (the "Agreement"), dated as of October, 1997 by and among (i) each of the stockholders listed on the signature pages attached hereto (together with each other Person (defined below) who becomes a party to this Agreement in accordance with the terms hereof, the "Stockholders"), and
(ii) Paragon Health Network, Inc., a Delaware corporation (the "Company").

                             W I T N E S S E T H:

  WHEREAS, this Agreement shall become effective (the "Effective Date") on the date of, and simultaneously with, the closing under the Amended and Restated Agreement and Plan of Merger, dated as of June , 1997 among the Company, Apollo Management, L.P., on behalf of one or more managed investment funds, and Apollo LCA Acquisition Corp. (the "Merger Agreement");

  WHEREAS, on the Effective Date, after giving effect to the transactions contemplated by the Merger Agreement, each Stockholder shall beneficially own the number of shares of common stock of the Company, par value $.01 per share ("Common Stock") set forth under its name on the signature pages attached
hereto, and the Stockholders shall collectively beneficially own     shares of
Common Stock (collectively, the "Shares"); and

  WHEREAS, the parties hereto desire to provide for certain rights and obligations in respect to the Shares and the Company as hereinafter provided.

  NOW THEREFORE, the parties hereto agree as follows:

                                  ARTICLE I.

                                  Definitions

  Section 1.1 Definitions. Capitalized terms used herein and not otherwise defined herein have the meaning ascribed to them in the Merger Agreement. In addition, the following terms shall have the meaning ascribed to them below:

    "Affiliate" of a Person shall have the meaning set forth in Rule 12b-2 of the Exchange Act as in effect on the date of this Agreement, but shall not include (i) any investment fund in which a Person has invested if the Person does not otherwise control the investment fund or have, directly or indirectly, voting or dispositive power over any securities owned by such fund, (ii) any investor or limited partner of any Person who does not otherwise have voting or dispositive power over securities owned by that Person and not controlled by that Person, (iii) in the case of Chase Equity Associates, L.P., any Person other than (A) Chase Capital Partners, its sole general partner, and (B) the other investment partnerships or other entities of which Chase Capital Partners is a general or managing partner or member; or (iv) in the case of Healthcare Equity Partners, L.P. or Healthcare Equity QP Partners, any Person other than (A) Beecken, Petty & Company, L.L.C., the sole general partner of each of them, and (B) the other investment partnerships of which Beecken, Petty & Company, L.L.C. is a general or managing partner or member. It is expressly intended that any Person who now or hereafter controls, directly or indirectly, any Stockholder shall be subject to the terms of this Agreement as if it were a Stockholder.

    "Apollo" means collectively Apollo Management, L.P., its legal successors and assigns, and each Person who controls, or is controlled by, Apollo Management, L.P. including, without limitation, the Stockholders indicated as such on the Apollo signature page attached hereto.

    "Associate" shall mean an officer, director, partner (other than a limited partner) or executive employee of, or exclusive consultant to, any Person.

    "Beneficial ownership" by a Person of any Voting Securities shall be determined in accordance with the terms "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement, and in addition, "beneficial ownership" shall include securities which such Person has the right to acquire (irrespective of whether such right is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty (60) days), or exclusive right to vote, pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise. For purposes of this Agreement, a Stockholder shall be deemed to beneficially own any Voting Securities beneficially owned by its Affiliates, Associates or any Group of which such Stockholder or any such Affiliate or Associate is a member.

    "Board of Directors" shall mean the Board of Directors of the Company.

    "Charter Documents" shall mean the Certificate of Incorporation and Bylaws of the Company.

    "Commission" shall mean the Securities and Exchange Commission.

    "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

    "Group" shall mean a "group" as such term is used in Section 13(d)(3) of the Exchange Act as in effect on the date of this Agreement.

    "Laws" shall mean all applicable foreign, federal, state and local laws, statutes, rules, regulations, codes and ordinances.

    "Other Stockholders" shall mean the Stockholders other than Apollo.

    "Person" shall mean any individual, Group, corporation, general or limited partnership, limited liability company, governmental entity, joint venture, estate, trust, association, organization or other entity of any kind or nature.

    "Recapitalization Merger" shall mean the merger of Apollo LCA Acquisition Corp. with and into the Company.

    "Securities Act" shall mean the Securities Act of 1933, as amended.

    "Stockholder Designee" shall mean a person designated for election to the Board of Directors by Apollo as provided in Section 4.1.

    "Voting Securities" shall mean (x) any securities entitled, or which may be entitled, to vote generally in the election of directors of the Company,
  (y) any securities convertible or exercisable into or exchangeable for such securities (whether or not the right to convert, exercise or exchange is subject to the passage of time or contingencies or both), or (z) any direct or indirect rights or options to acquire any such securities; provided that unexercised options granted pursuant to any employment benefit or similar plan and rights issued pursuant to any shareholder rights plan shall be deemed not to be "Voting Securities" (or to have Voting Power).

  In addition, the following terms have the definitions specified in the Sections noted:

       TERM                            SECTION
       ----                            -------
       Agreement                       recitals
       Allocation Percentage           6.2
       Apollo Directors                4.1(a)
       Beneficial Ownership Threshold  4.1(a)
       Common Stock                    recitals
       Company                         recitals
       Co-Sale                         6.2
       Drag Transaction                6.3(a)
       Drag Transaction Closing Date   6.2(a)
       Exempted Transfer               6.1
       Merger Agreement                recitals
       Nominating Committee            4.1(d)
       Notices                         6.4
       Proxy Statement                 4.2
       Purchaser                       6.3(a)
       Related Price                   6.3(a)
       Related Person                  6.3(a)
       Regulated Holder                6.4
       Regulated Problem               6.4
       Sale Notice                     6.3(a)
       Shares                          recitals
       Standstill Period               5.1
       Stockholders                    recitals
       Stockholder Designee Period     4.1(a)
       Third Party Sale                6.2
       Third Party Sale Notice         6.1
       Total Shares Outstanding        4.1(a)
       Unaffiliated Directors          4.1(b)
       Unauthorized Transfer           6.2

                                  ARTICLE II.

                 Representations and Warranties of the Company

  The Company hereby represents and warrants to each of the Stockholders as follows:

  Section 2.1 Authority for this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

  Section 2.2 Consents and Approvals; No Violation. Except as set forth on
Schedule 2.2, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Restated Certificate of Incorporation or Bylaws (or other similar governing documents) of the Company or any of its subsidiaries, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental or regulatory authority, except where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or subsidiaries may be bound, except for such defaults (or rights of termination, cancellation or acceleration) which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, (iv) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Company or any of its subsidiaries which, in the aggregate, would have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, or (v) violate any order, writ, injunction, agreement, contract, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or by which any of their respective assets are bound, except for violations which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

  Section 2.3 No Inconsistent Agreements. As of the Effective Date, there is no (and from and after the Effective Date the Company will not, and will cause its subsidiaries not to enter into any) agreement with respect to any securities of the Company or any of its subsidiaries (and from and after the Effective Date the Company shall not take, or permit any of its subsidiaries to take, any action) that is inconsistent in any material respect with the rights granted to the Stockholders in this Agreement.

  Without limiting the foregoing, except for this Agreement and the Registration Rights Agreement, there are no other existing agreements relating to the voting or, except as set forth on schedule 2.3, registration of any equity securities of the Company or any of its subsidiaries.

                                 ARTICLE III.

              Representations and Warranties of the Stockholders

  Each Stockholder severally as to itself, but not jointly or as to any other Stockholder, represents and warrants to the Company as follows:

  Section 3.1 Authority for this Agreement. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on its part. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with the terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditor's rights generally and to general principals of equity (whether considered in a proceeding in equity or at law).

  Section 3.2 No Violation. Neither the execution and delivery of this Agreement by such Stockholder nor the consummation of the transactions contemplated hereby will conflict with or result in any breach of any provision under such Stockholder's partnership agreement or similar governing documents of such Stockholder.

                                  ARTICLE IV.

                        Board Representation and Voting

  Section 4.1 Board Representation.

  (a) On the Effective Date the size of the Board of Directors will be fixed at eleven members and the Company will cause the persons named on Schedule 4.1 (or subject to Section 4.1(i), such other substitute persons as may be designated by Apollo as Stockholder Designees) to be initially elected to the Board of Directors by virtue of the Recapitalization Merger contemplated by the Merger Agreement. Until the earlier of (i) the date on which the Stockholders beneficially own, collectively, less than 25% of the Shares or
(ii) the date the Standstill Period ends by virtue of Section 5.2(g) hereof (the "Stockholder Designee Period"), the Company agrees, subject to Section 4.1(i), to support the nomination of, and the Company's Nominating Committee shall recommend to the Board of Directors the inclusion in the slate of nominees recommended by the Board of Directors to stockholders for election as directors at each annual meeting of stockholders of the Company (A) six Stockholder Designees if the Stockholders beneficially own a number of shares of Common Stock equal to 66 2/3% or more of the Shares, (B) four Stockholder Designees if the Stockholders beneficially own a number of shares of Common Stock equal to 50% or more but less than 66 2/3% of the Shares, or (C) two Stockholder Designees if the Stockholders beneficially own 25% or more but less than 50% of the Shares (each a "Beneficial Ownership Threshold"); provided, that in no event will more than four of such Stockholder Designees be Associates of Apollo (each Stockholder Designee who is an Associate of Apollo is hereafter referred to as an "Apollo Director"). Notwithstanding the foregoing, if at any time after the third anniversary of the Effective Date, the number of shares of Company Common Stock beneficially owned by the Stockholders aggregate less than forty percent (40%) of the total number of shares of the Company's Common Stock of all classes entitled to vote in the election of directors as are then outstanding ("Total Shares Outstanding"), the maximum number of Stockholder Designees shall be the lowest whole number which when compared to the total number of directors of the Company (including all vacancies) is equal to or greater than the percentage which the aggregate number of shares of Company Common Stock beneficially owned by the Stockholders bears to the Total Shares Outstanding.

  (b) If any vacancy on the Company's Board of Directors occurs (by virtue of the death, retirement, disqualification, removal from office or other cause of a Stockholder Designee), prior to a meeting of the Company's stockholders, the Nominating Committee shall appoint, subject to Section 4.1(i), a person designated by Apollo to fill such vacancy (except if such vacancy occurs as a result of the reduction of the number of Stockholder Designees entitled to be included on the Board of Directors by reason of a decrease in the Stockholders' beneficial ownership of Common Stock pursuant to Section 4.1(a)) and each such person shall be a Stockholder Designee for purposes of this Agreement.

  (c) In the event the size of the Company's Board of Directors is increased, Apollo will have the right, subject to Section 4.1(i) hereof, to nominate such additional number of persons to serve as Stockholder Designees such that the total number of Stockholder Designees is equal to the lowest whole number which when compared to the total number of directors (including all vacancies) of the Company, is equal to or greater than the percentage which the aggregate number of shares of Company Common Stock then beneficially owned by the Stockholders bears to the Total Shares Outstanding.

  (d) On the Effective Date, the Company will cause the persons indicated on
Schedule 4.1 to be initially named to a nominating committee (the "Nominating Committee") of the Board of Directors and at all times during the Stockholder Designee Period, (i) the size of the Nominating Committee will be fixed at five members, two of whom will be Stockholder Designees who are Apollo Directors and one of whom will be the Chief Executive Officer (if he or she is a director), and (ii) nominees for director that are not Stockholder Designees shall be designated exclusively by vote of not less than a majority of the members of the Nominating Committee.

  (e) Notwithstanding the foregoing, the Company shall have no obligation to support the nomination, recommendation or election of any Stockholder Designee pursuant to this Section 4.1 or any other obligation under this Section 4.1 if the Stockholders are in breach of any material provision of this Agreement.

  (f) Other than any committee formed for the purpose of considering matters relating to the Stockholders and as set forth below with respect to the Nominating Committee, (i) if the Stockholders are entitled to include at least four Stockholder Designees for election to the Board of Directors under this Agreement, the Stockholders shall be entitled to have such number of Stockholder Designees serve on each committee of the Board of Directors that provides the Stockholders with representation (as a percentage) equal to no less than the percentage which the number of shares of Company Common Stock beneficially owned by the Stockholders bears to the Total Shares Outstanding, provided that under no circumstances shall the Stockholders be entitled to have their nominees serve as a majority of any committee; or (ii) if the Stockholders are entitled to include two Stockholder Designees for election to the Board of Directors under this agreement, the Stockholders shall be entitled to have one Stockholder Designee serve on each committee of the Board of Directors.

  (g) Upon any decrease in the Stockholders' beneficial ownership of Common Stock below any Beneficial Ownership Threshold, Apollo shall use its best efforts to cause a number of Stockholder Designees to offer to immediately resign from the Company's Board of Directors (subject to acceptance by the Board of Directors) such that the number of Stockholder Designees serving on the Board of Directors immediately thereafter will be equal to the number of Stockholder Designees which Apollo would then be entitled to designate under
Section 4.1(a). Upon termination of the Stockholder Designee Period, Apollo shall promptly offer to cause all of the Stockholder Designees to resign from the Board of Directors (subject to acceptance by the Board of Directors) thereof and the Company's obligations under this Section 4.1 shall terminate.

  (h) The Company and each Stockholder shall use commercially reasonable efforts to call, or cause the appropriate officers and directors of the Company to call, a special meeting of stockholders of the Company and to vote all of the shares of Company Common Stock owned or held of record by them for, or to cause to be taken actions by written consent in lieu of any such meeting necessary to cause, the removal (with or without cause) of any Stockholder Designee if Apollo requests such director's removal in writing for any reason.

  Except as provided in this Section 4.1(h), each Stockholder agrees that, at any time that it is then entitled to vote for the election or removal of directors, it will not vote in favor of the removal of any Stockholder Designee unless (i) such removal shall be at the request of Apollo pursuant to the provisions of Section 4.1(h), (ii) the right of the party who nominated such director to do so has terminated in accordance with Section 4.1(a) above, or (iii) such removal is in accordance with the requirements of Section 4.1(i) below.

  (i) Notwithstanding the provisions of this Section 4.1, Apollo shall not be entitled to designate any person to the Company's Board of Directors (or any committee thereof) in the event that (x) the Company receives a written opinion of its outside counsel that such Stockholder Designee would not be qualified under applicable law, rule or regulation to serve as a director of the Company or (y) if the Nominating Committee objects to such Stockholder Designee because such Stockholder Designee has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D or such person is currently the target of an investigation by any governmental authority or agency relating to felonious criminal activity or is subject to any order, decree, or judgment of any court or agency prohibiting service as a director of any public company or providing investment or financial advisory services and, in any such event, Apollo shall withdraw the designation of such proposed Stockholder Designee and designate a replacement therefor (which replacement Stockholder Designee shall also be subject to the requirements of this Section). The Company shall use its reasonable best efforts to notify Apollo of any objection to a Stockholder Designee sufficiently in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors to enable Apollo to propose a replacement Stockholder Designee in accordance with the terms of this Agreement. Apollo agrees to remove any Stockholder Designee objected to by the Nominating Committee on the grounds specified in clause (y) above.

  (j) The Company shall not, and shall not permit any of its subsidiaries to, without the consent of two-thirds of the entire Board of Directors of the Company, take any action that under the Charter Documents or this Agreement requires the approval of two-thirds of the entire Board of Directors of the Company if any of the Stockholder Designees approving (and whose vote is necessary to approve) such action are Persons whose removal from the Board of Directors has been requested at or prior to the time of such action by Apollo pursuant to Section 4.1(a), unless such action has been ratified by the reconstituted Board of Directors following such removal and election of successors.

  (k) Each Stockholder Designee serving on the Board of Directors shall be entitled to all compensation and stock incentives granted to directors who are not employees of the Company on the same terms provided to such directors.

  (l) Notwithstanding anything in this Agreement to the contrary, in connection with a Transfer of at least 66 2/3% of the Shares held by the Stockholders on the Effective Date to a single transferee, whether by a single transaction or a series of transactions, Apollo may, by written notice to the Company, and with the affirmative approval of not less than two-thirds of the entire Board of Directors of the Company (including a vote that complies with Section 3.09(d)(2) of the Company's By-laws) assign all rights granted to Apollo under this Section 4.1 to such transferee (to the exclusion of other Stockholders) and, without limiting the foregoing, such transferee's rights to designate directors under this Section 4.1 shall not be reduced until such transferee ceases to beneficially own at least 66 2/3%, 50% or 25%, as the case may be, of the number of Shares beneficially owned by the Stockholders on the Effective Date or as such number of directors is otherwise reduced in accordance with Section 4.1. Any approval to such Transfer by the requisite vote of the Company's Board of Directors shall constitute the approval referred to in Section 203(a)(1) of the Delaware General Corporation Law, as amended.

  Section 4.2 Voting. Each Stockholder agrees that during the Standstill Period such Stockholder shall, and shall cause its Affiliates to, use commercially reasonable efforts to be present, in person or represented by proxy, at all meetings of stockholders of the Company so that all Voting Securities beneficially owned by such Stockholder shall be counted for the purpose of determining the presence of a quorum at such meetings. Each Stockholder agrees that during the Standstill Period in connection with the election of directors of the Company, such Stockholder shall vote or cause to be voted all Voting Securities beneficially owned by such Stockholder to elect all individuals nominated by the Nominating Committee, unless to do so would violate the provisions of Section 4.1. Notwithstanding the foregoing, during the effectiveness of the Proxy and Voting Agreement (the "Proxy Agreement"), dated the date hereof, between Apollo Management, L.P. and the Stockholders, the Stockholders may rely (in accordance with the terms thereof) on the proxy designated therein to take any action required by this Section 4.2 on their behalf.

                                  ARTICLE V.

                                  Standstill

  Section 5.1 Standstill. During the period beginning on the date hereof and ending the earliest to occur of (A) the tenth anniversary of the Effective Date, (B) the date on which the Stockholders own, collectively, Voting Securities which would represent less than 10% of the voting power in the general election of directors of the Company, on a fully diluted basis, of all Voting Securities then outstanding or (C) a Termination Event under any subdivision of Section 5.2 (such period, the "Standstill Period"), each Stockholder will not, and will cause each of its Affiliates and Associates (provided, however, that this Section 5.1 shall not relate to Voting Securities of Associates to the extent such Voting Securities were originally acquired by such Associates pursuant to the Merger Agreement or the GranCare Merger Agreement or were acquired prior to the date hereof) not to, directly or indirectly:

    (i) acquire, offer to acquire (by tender or exchange offer or otherwise), or agree to acquire, by purchase or otherwise, any Voting Securities or voting rights or direct or indirect rights or options to acquire any Voting Securities of the Company or any of its Affiliates other than (A) the exercise of convertible securities acquired in compliance with the terms of this Agreement, or an acquisition as a result of a stock split, stock dividend or similar recapitalization, (B) the acquisition of shares of Common Stock pursuant to the Merger Agreement or the GranCare Merger Agreement, (C) acquisitions by all Stockholders, their Affiliates and Associates in the aggregate of Voting Securities representing up to the lesser of (x) an additional 5% of the total number of Voting Securities outstanding immediately after the Effective Time (as such number may be appropriately adjusted to reflect stock splits, reverse stock splits, stock dividends or any other recapitalization of the Company) or (y) an aggregate number of Voting Securities (including the Shares) equal to 49% of the Total Shares Outstanding; (D) stock options or similar rights granted by the Company to an Affiliate of such Stockholder as compensation for performance as a director or officer of the Company or its subsidiaries (and any shares issuable upon exercise thereof), (E) transfers among Stockholders or (F) any rights which are granted to all stockholders of the Company (and any share issuable upon exercise thereof); provided, however, that if the Stockholders or any of their Affiliates or Associates in good faith inadvertently acquire not more than 100,000 shares of Common Stock in violation of these provisions and within 15 days after the first date on which the Stockholders have actual knowledge (including by way of written notice given by the Company) that a violation has occurred, the Stockholders or any of their Affiliates or Associates shall have transferred any shares of Common Stock held in violation of these provisions to unrelated third parties so that the Stockholders and their Affiliates or Associates no longer beneficially own any such shares or have any agreement or understanding relating to such shares, this Section 5.1 shall be deemed not to have been violated; and provided further, that no violation of this provision shall be deemed to have occurred by reason of the indirect acquisition of beneficial ownership of securities resulting from (aa) investments in investment funds as to which no Stockholder or Affiliate or Associate thereof has control or power to control with respect to voting or investment decisions or (bb) acquisitions of securities by a limited partner in any Stockholder or Affiliates or Associates thereof as to which limited partner no Stockholder or its Affiliates or Associates has control or power to control;

    (ii) except pursuant to this Agreement or the Proxy Agreement, form, join or in any way participate in a Group with respect to any securities of the Company or its Affiliates, other than with other Stockholders or Affiliates or Associates of any Stockholder; provided, however, that in the case of securities other than Voting Securities, Stockholders may participate in a Group with respect thereto with the prior approval of two-thirds of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third party);

    (iii) grant a proxy to any Person other than (I) an Affiliate or Associate of a Stockholder, (II) the proxy granted to Apollo pursuant to the Proxy Agreement or (III) proxies designated by the Board of Directors of the Company in connection with any contested election, or otherwise make, or in any way cause or participate in, any "solicitation" of "proxies" to vote (as those terms are defined in Regulation 14A under the Exchange Act) with respect to the Company or its Affiliates, or communicate with, seek to advise, encourage or influence any Person, in any manner, with respect to the voting of, securities of the Company or its Affiliates, or become a "participant" in any "election contest" (as those terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company or its Affiliates (other than (A) non-public communications with other Stockholders or Affiliates or Associates of any Stockholder which would not require public disclosure by any Person or (B) with the prior approval of a two thirds majority of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third party));

    (iv) initiate, propose or, except with the prior approval of two-thirds of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third parties) otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company or its Affiliates or induce or attempt to induce any other Person to initiate any stockholder proposal or seek election to or seek to place a representative on the Board of Directors of the Company (except pursuant to Section 4.1 of this Agreement) or its Affiliates or seek the removal of any member of the Board of Directors of the Company or its Affiliates (for this purpose, the actions of the Stockholder Designees in communicating (without public disclosure or disclosure to third parties) with the Board of Directors in their capacity as directors of the Company, and non-public communication by a Stockholder with other Stockholders or Affiliates of any Stockholder which would not require public disclosure by any Person, shall not be deemed to be in contravention of this paragraph (iv)); or

    (v) make any public announcement with respect to, or submit any proposal for, any transaction involving the Company and Apollo or any Affiliates of Apollo which would be deemed a "business combination" under the provisions of Section 203(c)(3)(i)-(iv) of the DGCL, whether or not such proposal might require public disclosure by the Company, unless such proposal is directed and disclosed solely to the Board.

provided, that this Section 5.1 shall not restrict or inhibit the rights of a Stockholder to exercise its voting rights as a stockholder of the Company (subject to Section 4.2).

  Section 5.2 Early Termination of Standstill. The obligations of the Stockholders under Section 5.1 shall terminate at the election of the Stockholders (by majority vote) upon the occurrence of any of the following events (each a "Termination Event"):

    (a) At least $    in indebtedness for monies borrowed by the Company or
  its subsidiaries shall have been accelerated and payment therefor shall not
  have been made with   days after such acceleration, and the Company shall
  not in good faith be contesting whether such amount is owed;

    (b) A final judgment or judgments (not subject to appeal) for the payment of money shall have been entered against the Company or any one or more of
  its subsidiaries in an aggregate amount in excess of $    (exclusive of any
  amounts fully covered by insurance (less any applicable deductible) or indemnification) by a court or courts of competent jurisdiction, which judgments remain unsatisfied, undischarged, unswayed or unbonded for a
  period of   days after the entry of such judgment or judgments;

    (c) The Company or any material subsidiary shall file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment, liquidation, dissolution or similar relief pursuant to Title 11 of the United States Code or under any similar present or future federal law or the law of any other jurisdiction or shall be adjudicated a bankrupt or insolvent, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or for all or any substantial part of its property, or shall make a general assignment for the benefit of its creditors;

    (d) A petition or answer shall be filed proposing the adjudication of the Company or any material subsidiary as bankrupt or its reorganization or arrangement, or any composition, readjustment, liquidation, dissolution or similar relief with respect to it pursuant to Title 11 of the United States Code or under any similar present or future law or the law or any other jurisdiction, and the Company shall consent to or acquiesce in the filing thereof, or such petition or answer shall not be discharged or denied within 60 days after the filing thereof;

    (e) The Company shall be in material breach of its obligations to the Stockholders under their Registration Rights Agreement and such breach shall not have been cured within 20 days after receipt by the Company from the Stockholders of a written notice specifying such breach and requiring it to be remedied, and the Company shall not in good faith be contesting whether such breach has occurred;

    (f) If the Company shall, in breach of its obligations under this Agreement, fail to nominate for election to the Board of Directions any Stockholder Designee who satisfies the requirements for designation to the Board of Directors set forth in Section 4.1(I) or if the stockholders of the Company shall fail to elect to the Board of Directors all Stockholder Designees nominated in accordance with Section 4.1; or

    (g) At any time after the expiration of six (6) years from the Effective
  Date.

  Section 5.3 Notice of Proposed Acquisitions. In order to enable the Stockholders to comply with the provisions of Section 5.1, prior to the end of the Standstill Period, none of the Other Stockholders shall acquire, offer to acquire (by tender or exchange offer or otherwise), or agree to acquire, by purchase or otherwise, any Voting Securities or voting rights or direct or indirect rights or options to acquire any Voting Securities of the Company or any of its Affiliates (other than as contemplated by Sections 5.1(i)(A), (B), (D), (E) or (F) hereof) without prior written consent of Apollo.

                                  ARTICLE VI.

                                   Transfer

  Section 6.1 Transfer. Subject to the provisions of the Proxy Agreement, the Other Stockholders may sell, transfer, assign or otherwise dispose of any of the Shares; provided, however, that no Other Stockholder shall sell, transfer, assign or otherwise dispose of any of the Shares unless
(i) such Other Stockholder delivers written notice to Apollo of its intent to transfer Shares not less than five (5) business days prior to such transfer, and (ii) if such transfer occurs other than pursuant to an Exempted Transfer (as defined below), such transferee becomes a party to this Agreement (whereupon such transferee shall become a "Stockholder" hereunder). Any purported transfer in violation of the provisions of this Agreement (an "Unauthorized Transfer") shall be null and void. The Company will not register, recognize or give effect to an Unauthorized Transfer and the purported transferee of any Shares pursuant to an Unauthorized Transfer will not thereby acquire any rights in such Shares. The Company will, immediately upon becoming aware of an actual or attempted Unauthorized Transfer, instruct the transfer agent for the Shares to issue an appropriate stop transfer order with regard to such transaction or attempted transaction.

  An "Exempted Transfer" hereunder (which shall not be subject to the transfer conditions set forth in clause (ii) of the first sentence of the preceding paragraph) shall mean: (a) any transfer by any Other Stockholder to its respective equity owners, whether by way of a distribution, return of capital, dividend or otherwise, or (b) any sale of Shares by any Other Stockholder either (1) pursuant to a registered public offering under the Securities Act,
(2) pursuant to Rule 144 or Rule 145 promulgated under the Securities Act or
(3) pursuant to a broker to broker sale executed on any national securities exchange or traded on the National Market System of NASDAQ.

  Section 6.2 Tag-Along Rights. If Apollo or any of their respective Affiliates proposes to enter into an agreement with respect to or otherwise enter into a bona fide sale transaction (a "Third-Party Sale") of Shares to a third party other than an Affiliate of Apollo, Apollo shall first provide the Company and each Other Stockholder a written notice (the "Third Party Sale Notice") specifying (i) the nature and amount of consideration to be paid to the Stockholders upon consummation of the Third Party Sale, (ii) the identity of the third party purchaser, and (iii) all other material terms of such proposed Third Party Sale, including the proposed closing date. If an Other Stockholder delivers a written notice (a "Co-Sale Notice") to Apollo on or prior to the fifth business day after the giving of the Third Party Sale Notice, such Other Stockholder shall be permitted to sell, on the same terms as Apollo, a portion of the total number of Shares sold in such Third Party Sale equal to the lesser of (i) the amount specified by such Other Stockholder in its Co-Sale Notice and (ii) the product of (A) such Other Stockholder's Allocation Percentage and (B) the total number of Shares to be sold in such Third Party Sale. The "Allocation Percentage" of each Other Stockholder at any time will be a fraction, the numerator of which is the number of Shares owned by such Other Stockholder and the denominator of which is the number of Shares owned by all Stockholders desiring to include Shares in such Third Party Sale. The provisions of this Section 6.2 shall not apply to any transfer to an Affiliate of Apollo or pursuant to a public offering.

  Section 6.3 Drag-Along Rights. (a) Each Stockholder shall transfer all, but not less than all Shares then owned by such Stockholder, in connection and together with the sale of all, but not less than all of the Shares then owned by Apollo and its Affiliates and the Other Stockholders in a bona fide transaction (a "Drag Transaction") to any person who is not an Affiliate of Apollo (a "Purchaser"). Prior to consummating any Drag Transaction, Apollo will deliver to each Other Stockholder a written notice (a "Sale Notice") specifying (i) the nature and aggregate amount of consideration (the "Sale Price") to be paid to the Stockholders upon the consummation of the Drag Transaction, (ii) the identity of the Purchaser, and (iii) all other material terms of such proposed Drag Transaction, including the proposed date of the closing of the Drag Transaction (the "Drag Transaction Closing Date"). On the Drag Transaction Closing Date, each Stockholder shall sell to the Purchaser 100% of the Shares then held by such Stockholder on the terms and subject to the conditions set forth in the Sale Notice. If any Stockholder fails to deliver certificates representing its Shares as required by this Section 6.3, such Stockholder (i) shall not be entitled to the consideration it is to receive in the Drag Transaction until it cures such failure (provided, that after curing such failure it shall be so entitled to such consideration without interest), (ii) shall for all purposes be deemed no longer to be a stockholder of the Company and have no voting rights, (iii) shall not be entitled to any dividends or other distributions declared after the Drag Transaction Closing Date with respect to the Shares held by it, (iv) shall have no other rights or privileges granted to Stockholders under this or any future agreement and (v) in the event of liquidation of the Company, its rights with respect to any consideration it would have received if it had complied with this Section 6.3, if any, shall be subordinate to the rights of any equity holder. This Section 6.3 shall inure to the benefit of, and be enforceable by, Apollo and its Related Persons. "Related Person" means, with respect to any person, (i) any Affiliate of such person, (ii) any investment manager, investment advisor or general partner of such person, and (iii) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such person or a Related Person of such person.

  (b) The obligations of the Other Stockholders pursuant to this Section 6.3 are subject to the satisfaction of the following conditions:

    (i) if any Stockholder is given an option as to the form and amount of consideration to be received, all Stockholders will be given the same option (except that no Stockholder shall be required in any circumstance to accept consideration for its Shares in a form other than cash, cash equivalents or securities listed for trading on any national securities exchange or traded on the National Market System of NASDAQ);

    (ii) no Other Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag Transaction (excluding modest expenditures for its own postage, copies, etc., and the fees and expenses of its own counsel retained by it), and no Other Stockholder shall be obligated to pay more than its or his pro rata share (based upon the amount of consideration received for or with respect to its or his Shares) of reasonable expenses incurred in connection with such Drag Transaction to the extent such costs are incurred for the benefit of all Stockholders and are not otherwise paid by the Company or the acquiring party (including the costs of one counsel chosen by Apollo on behalf of the Stockholders and one counsel chosen by the holders of a majority of the Shares held by the Other Stockholders) (costs incurred by or on behalf of an Other Stockholder for its or his sole benefit will not be considered costs of the transaction hereunder); provided, however, that any Other Stockholder's liability for its or his pro rata share of such allocated expenses shall be capped at the total purchase price received by such Other Stockholder for its or his Shares; and

    (iii) (A) in the event that the Stockholders are required to provide any representations or warranties in connection with the Drag Transaction, each Other Stockholder shall only be required to represent and warrant as to its or his title to its or his Shares, and such Other Stockholder's authority, power, and right to enter into and consummate such other purchase agreement without violating any other agreement or legal requirement, and (B) in the event that the Other Stockholders are required to provide any indemnities in connection with the Drag Transaction, then each Other Stockholder shall not be liable for more than his pro rata share (based upon the amount of consideration received for or with respect to its or his Shares) of any liability for indemnity and such liability shall not exceed the total purchase price received by such Other Stockholder for its or his Shares.

  Section 6.4 Regulatory Compliance Cooperation.

  (a) If a Regulated Holder (as defined below) determines that it has a Regulatory Problem, the Company and the other Stockholders will (i) take all such actions to avoid or cure such Regulatory Problem as are reasonably requested by such Regulated Holder in order (A) to effectuate and facilitate a Transfer by such Regulated Holder of any securities of the Company then held by such Regulated Holder to any Person designated by such Regulated Holder,
(B) to permit such Regulated Holder (or any Affiliate of such Regulated Holder) to exchange all or any portion of the Voting Securities of the Company then held by such Person on a share-for-share basis for shares of a class of nonvoting Securities of the Company, which nonvoting Securities shall be identical in all respects to such Voting Securities, except that such nonvoting Securities shall be nonvoting and shall be convertible into Voting Securities of the Company on such terms as are requested by such Regulated Holder in light of regulatory considerations then prevailing, and (C) to preserve and continue the respective allocation of the voting interests and powers with respect to the Company arising out of such Regulated Holder's ownership of Voting Securities of the Company and as provided in this Agreement before the transfers and amendments referred to above (including entering into such additional agreements as are reasonably requested by such Regulated Holder to permit a Person designated by such Regulated Holder to exercise voting power relinquished by such Regulated Holder upon any exchange of Voting Securities of the Company for nonvoting securities of the Company), and (ii) enter into such additional agreements, adopt such amendments to this Agreement, the Charter Documents of the Company and other relevant agreements and take such additional actions, in each case as are reasonably requested by such Regulated Holder, in order to effectuate the purpose and intent of the foregoing.

  (b) If a Regulated Holder elects to transfer securities of the Company to another Regulated Holder in order to avoid or cure a Regulatory Problem, the Company and the other Stockholders shall enter into such agreements with such other Regulated Holder and its Affiliates as it may reasonably request in order to assist such other Regulated Holder and its Affiliates in complying with all Applicable Laws. Such agreements may include restrictions on the conversion, redemption, repurchase or retirement of securities of the Company that would result or be reasonably expected to result in such Regulated Holder or its Affiliates holding more Voting Securities or total equity interests in the Company than it is permitted to hold under such Applicable Laws.

  (c) If a Regulated Holder has the right or opportunity to acquire any of the Company's or its Subsidiaries' securities (as the result of a preemptive offer, pro-rata offer or otherwise), at such Regulated Holder's request the Company will offer to sell (or if the Company is not the seller, to cooperate with the seller and such Regulated Holder to permit such seller to sell) such non-voting Securities on the same terms as would have existed had such Regulated Holder acquired the securities so offered and immediately requested their exchange for non-voting securities pursuant to Section 6.4(a).

  (d) Each Stockholder agrees to cooperate with the Company in complying with this Section 6.4, including voting to approve amending the Charter Documents or this Agreement in a manner reasonably requested by the Regulated Holder requesting such amendment.

  (e) The Company and each Stockholder agree not to amend or waive the voting or other provisions of the Company's certificate or articles of incorporation or by-laws, or other constitutive and governing instruments and documents, or this Agreement if in any such case such amendment or waiver would cause any Regulated Holder to have a Regulatory Problem and such Regulated Holder has so notified the Company that it would have a Regulatory Problem promptly after it has notice of such proposed amendment or wavier.

  (f) In this Agreement, the following capitalized terms have the meanings given to them below:

    "Regulated Holder" means any holder of the Company's securities that is (or that is a subsidiary of a bank holding company that is) subject to the various provisions of Regulation Y of the Board of Governors of the Federal Reserve Systems. 12 C.F.R., Part 225 (or any successor to Regulation Y).

    "Regulatory Problem" means (i) any set of facts or circumstances wherein it has been asserted by any governmental regulatory agency (or a Regulated Holder believes that there is a significant risk of such assertion) that such Person (or any bank holding company that controls such Person) is not entitled to hold, or exercise any material right with respect to, all or any portion of the securities of the Company which such Person holds or
  (ii) when such Person and its Affiliates would own, control or have power (including voting rights) over a greater quantity of securities of the Company than is permitted under any law or regulation or any requirement of any governmental authority applicable to such Person or to which such Person is subject.

  Section 6.5 Legend. Each certificate issued to represent any Shares shall bear the following (or a substantially equivalent) legend:

    The transfer of these securities is subject to restrictions set forth in
  a Stockholders Agreement, dated as of       , 1997, a copy of which is
  available for inspection at the office of the Corporation.

  Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon the completion of a public distribution of securities of the Company represented thereby) shall also bear such legend, unless the restrictions contained in this Agreement are no longer in effect.

                                 ARTICLE VII.

                                 Miscellaneous

  Section 7.1 Amendment and Modification. Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by the party against whom the enforcement of such waiver is sought. This Agreement may not be amended, modified or supplemented other than by a written instrument signed by (a) the Company (in accordance with the approval of two-thirds of the entire Board of Directors, including a majority of the directors who are not an Affiliate or an Associate of any Stockholder), and (b) the holders of a majority of the Shares held by the Stockholders; provided, however, that so long as Apollo beneficially owns at least 25% of the Shares held by Apollo on the Effective Date, without the consent of Apollo, no amendment or modification which adversely affects the rights or duties of Apollo hereunder may be effected; and provided, further, that no amendment or modification that would have a material adverse effect on the rights or obligations of any Other Stockholder without similarly and proportionately (based on the respective number of Shares then owned by the Other Stockholders hereunder) affecting the rights and obligations of all Other Stockholders hereunder, or that would otherwise unfairly discriminate against any Other Stockholder shall be effective as to such Other Stockholder unless such Other Stockholder shall have consented in writing thereto. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

  Section 7.2 Successors and Assigns: Entire Agreement.

  (a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and executors, administrators and heirs; provided, that except as otherwise specifically permitted pursuant to this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Company without the prior written consent of each of the Stockholders.

  (b) This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

  Section 7.3 Separability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

  Section 7.4 Notices. All notices, demands, requests, consents or approvals (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally delivered or delivered by a reputable overnight courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or such other address as such party shall have specified most recently by written notice. Notice shall be deemed given or delivered on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given or delivered on the next business day following delivery of such notice to a reputable overnight courier service.

  To the Company:

    Paragon Health Network, Inc.
    One Ravinia Drive, Suite 1500
    Atlanta, Georgia 30346
    Attn: Chief Executive Officer
    Fax:

  with a copy (which shall not constitute notice) to:

  To Apollo:

    c/o Apollo Advisors II, L.P.
    2 Manhattanville Road
    Purchase, New York 10577
    Attn: Tony Tortorelli
    Fax: (914) 694-8032

  with a copy (which shall not constitute notice) to:

    Sidley & Austin
    555 West Fifth Street
    Suite 4000
    Los Angeles, California 90013
    Attn: Robert W. Kadlec, Esq.
    Fax: (213) 896-6600

  To the Other Stockholders:

    To the address specified on the signature page executed by such Other Stockholder.

  Section 7.5 Governing Law. This Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware without giving effect to principles of conflicts of law.

  Section 7.6 Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

  Section 7.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

  Section 7.8 Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

  Section 7.9 Termination. Unless sooner terminated in accordance with its terms or as otherwise herein provided, this Agreement shall terminate upon the earlier to occur of (i) the mutual agreement by the parties hereto, (ii) with respect to any Stockholder, such Stockholder ceasing to own any Shares or
(iii) the tenth anniversary of the Effective Date.

  Section 7.10 Remedies. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief that a remedy at law would be adequate is waived.

  Section 7.11 Pronouns. Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          PARAGON HEALTH NETWORK, INC.

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                          APOLLO:

                                          APOLLO INVESTMENT FUND III, L.P.

                                          By: Apollo Advisors II, L.P.
                                             Its General Partner

                                          By: Apollo Capital Management II,
                                           Inc.
                                             Its General Partner

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                               Shares of Common Stock

                                          APOLLO UK PARTNERS III, L.P.

                                          By: Apollo Advisors II, L.P.
                                             Its General Partner

                                          By: Apollo Capital Management II,
                                           Inc.
                                             Its General Partner

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                               Shares of Common Stock

                                          APOLLO OVERSEAS PARTNERS III, L.P.

                                          By: Apollo Advisors II, L.P.
                                             Its General Partner

                                          By: Apollo Capital Management II,
                                           Inc.
                                             Its General Partner

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                               Shares of Common Stock

                               OTHER STOCKHOLDERS

                                          CHASE EQUITY ASSOCIATES, L.P.

                                          By: Chase Capital Partners
                                             Its General Partner

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                              Shares of Common Stock

                                          Address for Notice:
                                          380 Madison Avenue
                                          12th Floor
                                          New York, New York 10017
                                          Attention: Christopher C. Behrens
                                          Telecopy No.: (212) 622-3101

                                          with a copy to:

                                          O'Sullivan Graev & Karabell, LLP
                                          30 Rockefeller Plaza
                                          New York, New York 10112
                                          Attention: Michael F. Killea, Esq.
                                          Telecopy No.: (212) 408-2420

                                          HEALTHCARE EQUITY PARTNERS, L.P.

                                          By: Beecken, Petty & Company, L.L.C.
                                             Its General Partner

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                              Shares of Common Stock

                                          Address for Notice:
                                          c/o Beecken, Petty & Company, L.L.C.
                                          901 Warrenville Road, Suite 205
                                          Lisle, Illinois 60532
                                          Attention: David K. Beecken
                                          Telecopy No.: (630) 435-0370

                                          HEALTHCARE EQUITY QP PARTNERS, L.P.

                                          By: Beecken, Petty & Company, L.L.C.
                                             Its General Partner

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                                Shares of Common Stock

                                             Address for Notice:
                                             c/o Beecken, Petty & Company,
                                              L.L.C.
                                             901 Warrenville Road, Suite 205
                                             Lisle, Illinois 60532
                                             Attention: David K. Beecken
                                             Telecopy No.: (630) 435-0370

                                          KEY CAPITAL CORPORATION

                                          By:
                                             ----------------------------------
                                             Stephen R. Haynes
                                             Vice President

                                                Shares of Company Common Stock

                                             Address:127 Public Square, 6th
                                                      Floor
                                                     Cleveland, OH 44114
                                                     Attention: Stephen R.
                                                      Haynes
                                                     Telecopy No.: (216) 689-
                                                      3204

                                          KEY EQUITY PARTNERS 97

                                          By:
                                             ----------------------------------
                                             Stephen R. Haynes
                                             Its: General Partner

                                                Shares of Company Common Stock

                                             Address:127 Public Square, 6th
                                                      Floor
                                                     Cleveland, OH 44114
                                                     Attention: Stephen R.
                                                      Haynes
                                                     Telecopy No.: (216) 689-
                                                      3204

            [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

                                                                       ANNEX VI

September 17, 1997

Board of Directors
Living Centers of America, Inc.
15415 Katy Freeway, Suite 800
Houston, TX 77094

Dear Sirs:

  You have asked us to advise you with respect to the fairness to the stockholders of Living Centers of America, Inc. (the "Company"), from a financial point of view, of the consideration to be received and retained by such stockholders pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of May 7, 1997, as amended and restated as of September 16, 1997 (the "Recapitalization Merger Agreement"), among the Company, Apollo Management, L.P. ("Parent") and Apollo LCA Acquisition Corporation, a wholly owned subsidiary of Parent ("Sub"), and the Amended and Restated Agreement and Plan of Merger, dated as of May 7, 1997, as amended and restated as of September 17, 1997 (the "GranCare Merger Agreement" and, together with the Recapitalization Merger Agreement, the "Merger Agreements") among the Company, Grancare, Inc. ("GranCare"), Parent and, upon its execution and delivery of a counterpart thereof, a subsidiary of the Company ("Sub II"). The Recapitalization Merger Agreement provides for the recapitalization of the Company (the "Recapitalization") pursuant to which approximately 90.54% of the outstanding shares of common stock, $0.01 par value, of the Company (the "Shares") will be converted into the right to receive $40.50 per Share in cash and the remaining outstanding Shares will remain outstanding as the stock of the recapitalized Company ("New LCA"). The actual consideration received and retained by each individual stockholder will depend on whether such stockholder elects, and whether other stockholders elect, to retain Shares and the application of pro rationing provisions contained in the Recapitalization Merger Agreement (although, as described below, we have made certain assumptions regarding such election). As part of the Recapitalization, Parent, or certain other investors, will purchase not less than $240 million of newly issued Shares from the Company at $40.50 per Share.

  The GranCare Merger Agreement provides that, immediately following the Recapitalization, Sub II will merge into GranCare (the "GranCare Merger"), with GranCare surviving as a wholly-owned subsidiary of New LCA. Pursuant to the GranCare Merger Agreement, each of the outstanding shares of GranCare common stock, $0.001 par value, outstanding as of the effective time of the GranCare Merger (the "GranCare Shares") will be cancelled and converted into the right to receive 0.2346 of a share in New LCA. The Recapitalization and the GranCare Merger are together referred to herein as the "Transactions." Immediately following the Transactions, approximately 14.1% of the common stock of New LCA (the "New LCA Shares") will be owned by former Company stockholders.

  In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and GranCare, the September 17, 1997 draft of the letter agreement between GranCare and Health and Retirement Properties Trust, as well as copies of the Merger Agreements, the Termination and Release Agreement dated September 3, 1997 between Manor Care, Inc., Vitalink Pharmacy Services, Inc. and GranCare and the Joint Proxy Statement/Prospectus relating to the Transactions. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company. In addition, we have performed a limited review of, and discussed with GranCare management and its advisors, certain other information, including information regarding GranCare and New LCA, provided to us by GranCare and its advisors.

  We have also considered certain financial and stock market data of the Company and GranCare, compared that data with similar data for other publicly held companies in businesses similar to those of the Company,

GranCare and New LCA and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We have also considered such other information, financial studies, analyses and investigations and financial, economic, regulatory and market criteria as we have deemed relevant.

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Company's management, or GranCare's management, as the case may be, as to the future financial performance of the Company and GranCare. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or GranCare, nor have we been furnished with any such evaluations or appraisals.

  Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In addition, for purposes of rendering our opinion, we have assumed that, in the Recapitalization, none of the Company's stockholders will make an election to retain Shares and, accordingly, that all stockholders will receive $40.50 in cash per Share for approximately 90.54% of their Shares and retain approximately 9.46% of their Shares (resulting in consideration per Share of approximately $36.67 in cash and 0.0946 New LCA Shares). We are not expressing any opinion regarding the price at which the New LCA Shares will trade subsequent to the Transactions.

  We have acted as financial advisor to the Board of Directors of the Company in connection with the Transactions and will receive a fee for our services (including rendering this opinion), a significant portion of which is contingent upon the consummation of the Transactions. In addition, with your consent, we have agreed to act as one of the initial purchasers or co-managers of the proposed offering of senior subordinated debt securities to be issued to finance the Transactions.

  In the ordinary course of our business, Credit Suisse First Boston Corporation and its affiliates may actively trade the debt and equity securities of both the Company and GranCare for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transactions and does not constitute a recommendation to any stockholder as to what actions such stockholder should take with respect to, or how such stockholder should vote on, the proposed Recapitalization or the GranCare Merger or whether any stockholder should make an election to retain Shares in the Transactions. This opinion is not to be quoted or referred to, in whole or in part, in any offer to purchase, registration statement, prospectus or proxy statement, or in any other document used in connection with any offer to purchase, offering or sale of securities, nor shall this letter be used for any other purposes, without Credit Suisse First Boston Corporation's prior written consent.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the per Share consideration to be received and retained in the Transactions by the stockholders of the Company holding Shares prior to the Transactions is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON
                                           CORPORATION

               [LETTERHEAD OF NATIONSBANC CAPITAL MARKETS INC.]

                                                                      ANNEX VII

September 17, 1997

Board of Directors
Living Centers of America, Inc.
15415 Katy Freeway, Suite 800
Houston, Texas 77094

Dear Sirs:

  You have asked our opinion as to the fairness from a financial point of view to the stockholders of Living Centers of America, Inc. (the "Company") of the consideration to be received and retained by such stockholders pursuant to the terms of the Agreement and Plan of Merger dated as of May 7, 1997 as amended and restated as of September 16, 1997 (the "Recapitalization Merger Agreement"), among the Company, Apollo Management, L.P. ("Parent") and Apollo LCA Acquisition Corporation, a wholly owned subsidiary of Parent ("Sub"), and the Agreement and Plan of Merger dated as of May 7, 1997, as amended and restated as of September 17, 1997 (the "GranCare Merger Agreement" and, together with the Recapitalization Merger Agreement, the "Merger Agreements"), among the Company, GranCare, Inc. ("GranCare"), Parent and, upon its execution and delivery of a counterpart thereof, a subsidiary of the Company ("Sub II"). The Recapitalization Merger Agreement provides for the recapitalization of the Company (the "Recapitalization") pursuant to which approximately 90.54% of the outstanding shares of common stock, $0.01 par value, of the Company (the "Shares") will be converted into the right to receive $40.50 per Share in cash and the remaining outstanding Shares will remain outstanding as the stock of the recapitalized Company ("New LCA"). The actual consideration received and retained by each individual stockholder will depend on whether such stockholder elects, and whether other stockholders elect, to retain Shares and the application of pro rationing provisions contained in the Recapitalization Merger Agreement (although, as described below, we have made certain assumptions regarding such election). As part of the Recapitalization Parent, or certain other investors (the "Investors"), will purchase not less than $240 million of newly issued Shares from the Company at $40.50 per Share.

  The GranCare Merger Agreement provides that, immediately following the Recapitalization, Sub II will merge with GranCare (the "GranCare Merger") with GranCare surviving as a wholly owned subsidiary of New LCA. Pursuant to the GranCare Merger Agreement, each of the outstanding shares of GranCare common stock, $0.001 par value, outstanding as of the effective time of the GranCare Merger (the "GranCare Shares") will be canceled and converted into the right to receive 0.2346 of a share in New LCA. The Recapitalization and the GranCare Merger are together referred to herein as the "Transactions." Immediately following the Transactions, between 14% and 15% of the common stock of New LCA (the "New LCA Shares") will be owned by former Company stockholders.

  In the course of rendering our opinion, we have reviewed certain publicly available business and financial information regarding the Company and GranCare as well as the Merger Agreements, the Termination and Settlement Agreement between Manor Care, Inc., Vitalink Pharmacy Services, Inc. and GranCare dated September 3, 1997, the September 17, 1997 draft of the letter agreement between GranCare and Health and Retirement Properties Trust and the Joint Proxy Statement/Prospectus relating to the Transactions. We have also reviewed the Company's business plans through information provided to us by Company management and have held a number of meetings with executive corporate, regional and divisional management of the Company, with whom we discussed the Company and its future prospects. We have also reviewed certain financial projections, and with respect to such financial projections, we have assumed that they have been reasonably prepared in good faith on bases reflecting management's best currently available estimates and judgments as to the future financial performance of the Company. In addition, we have performed a limited review of, and discussed with GranCare management and its advisors, certain publicly available and other information regarding GranCare and New LCA provided to us by GranCare and its advisors.

                                     VII-1

  We have also reviewed the publicly available financial and business data and stock market performance of public companies that we deemed generally comparable to the Company, GranCare and New LCA and have considered, to the extent publicly available, the financial terms of recent acquisition transactions that we deemed comparable to the Transactions. We have further reviewed such other financial studies and information, performed such other analyses, inquiries and investigations and taken into account such other matters as we deemed appropriate, including our assessment of general economic, market, regulatory and monetary conditions as they existed as of the date of this opinion.

  In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information reviewed by us, including information provided by executive corporate, regional and divisional management. We have also relied upon representations by the executive corporate, regional and divisional management of the Company regarding the current and future business prospects of the Company. We have also assumed that the consideration and the material terms of the Transactions will not change from those set forth in the Merger Agreements. We have not independently verified the information provided to us, and we have further relied on assurances by management of GranCare and the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading. In arriving at our opinion, we have not performed any independent appraisals of the Company, nor have we reviewed any appraisals of the Company or of any of its assets.

  In addition, for purposes of rendering our opinion, we have assumed that, in the Transactions, none of the Company's stockholders will make an election to retain Shares and, accordingly, that all the Company's stockholders will receive $40.50 for approximately 90.54% of their Shares and retain approximately 9.46% of their Shares (resulting in consideration per Share of approximately $36.67 in cash and 0.0946 New LCA Shares).

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that although subsequent developments may effect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the price at which the New LCA Shares will actually trade at any time. Our opinion does not address the relative merits of the Transactions and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transactions.

  We have acted as financial advisor to the Board of Directors of the Company in connection with the Transactions, for which we will receive a fee, including for rendering this opinion.

  Atlantic Equity Corporation ("AEC"), an affiliate of NationsBanc Capital Markets, Inc., owns an approximately 1.5% limited partnership interest in Apollo Investment Fund III, L.P. ("Apollo III"). We understand that Apollo III will be an Investor in Sub, and thus AEC will indirectly own an approximately 1.5% interest in Sub. In addition, Parent has verbally indicated to us that we and/or our affiliates will play a significant role in providing certain financing relating to the Transactions.

  It is understood that this letter is for the information of the Board of Directors of the Company with regard to its consideration of the Transactions. This opinion does not make any recommendation to any stockholder as to what actions such stockholder should take with respect to, or how such stockholder should vote on, the proposed Recapitalization or the GranCare Merger or whether any stockholder should make an election to retain Shares in the Transactions. This opinion is not to be quoted or referred to, in whole or in part, in any offer to purchase, registration statement, prospectus or proxy statement, or in any other document used in connection with any offer to purchase, offering or sale of securities, nor shall this letter be used for any other purpose, without the prior written consent of NationsBanc Capital Markets, Inc.

  Based upon and subject to the foregoing (including, but not limited to, the various assumptions set forth herein), it is our opinion that, as of the date hereof, the per Share consideration to be received and retained in the Transactions by the stockholders of the Company holding Shares prior to the Transactions is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          NationsBanc Capital Markets, Inc.

                                     VII-2

                       [LETTERHEAD OF SMITH BARNEY INC.]

                                                                     ANNEX VIII

September 17, 1997

The Board of Directors
GranCare, Inc.
1 Ravinia Drive
Atlanta, Georgia 30346

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of GranCare, Inc. ("GranCare") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger, dated as of May 7, 1997, and amended as of June 12, 1997 and September 9, 1997 and amended and restated as of September 17, 1997 (the "Merger Agreement"), by and among Living Centers of America, Inc. ("LCA"), GranCare, Apollo Management, L.P. ("Apollo"), and a newly formed corporation wholly owned by LCA ("Sub"). As more fully described in the Merger Agreement, (i) Sub will be merged with and into GranCare (the "Merger") and (ii) each outstanding share of the common stock, par value $0.001 per share, of GranCare (the "GranCare Common Stock") will be converted into the right to receive 0.2346 the ("Exchange Ratio") of a share of the common stock, par value $0.01 per share, of LCA (the "LCA Common Stock"). We have been advised by representatives of GranCare that the proposed recapitalization transaction involving LCA and Apollo will occur immediately prior to, or concurrently with, the consummation of the Merger (the "Recapitalization").

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of GranCare and certain senior officers and other representatives and advisors of LCA concerning the businesses, operations and prospects of GranCare and LCA. We examined certain publicly available business and financial information relating to GranCare and LCA as well as certain financial forecasts and other information and data for GranCare and LCA which were provided to or otherwise discussed with us by the respective managements of GranCare and LCA, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of GranCare Common Stock and LCA Common Stock; the historical and projected earnings and other operating data of GranCare and LCA; and the capitalization and financial condition of GranCare and LCA. We considered, to the extent publicly available, the financial terms of other transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of GranCare and LCA. We also evaluated the potential pro forma financial impact of the Merger on LCA. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.


                                    VIII-1

The Board of Directors
GranCare, Inc.
September 17, 1997
Page 2

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of GranCare and LCA that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of GranCare and LCA as to the future financial performance of GranCare and LCA and the strategic implications and operational benefits anticipated to result from the Merger. We have assumed, with your consent, that the Recapitalization will occur immediately prior to, or concurrently with, the consummation of the Merger in accordance with the terms of the Recapitalization described to us by representatives of GranCare and, to the extent relevant to our analysis, have evaluated LCA after giving effect to the Recapitalization. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of GranCare and LCA. We are not expressing any opinion as to what the value of the LCA Common Stock actually will be when issued to GranCare stockholders pursuant to the Merger or the price at which the LCA Common Stock will trade or otherwise be transferable subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of GranCare or LCA nor have we made any physical inspection of the properties or assets of GranCare or LCA. In connection with our engagement, we were not requested to, and did not, generally solicit third party indications of interest in a possible acquisition of GranCare. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to GranCare in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of GranCare and LCA for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided financial advisory and investment banking services to GranCare and LCA unrelated to the proposed Merger, and are participating in the financing for the Recapitalization, for which services we have received and will receive compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with GranCare and LCA.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of GranCare in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of GranCare Common Stock.

Very truly yours,

SMITH BARNEY INC.

                                    VIII-2

                                                                       ANNEX IX

September 15, 1997

Board of Directors GranCare, Inc. One Ravinia Drive, Suite 1500 Atlanta, GA
30346

Members of the Board:

  You have informed us that Living Centers of America, Inc. ("LCA"), Merger Sub, a wholly-owned subsidiary of LCA ("Sub"), GranCare, Inc. ("GranCare") and Apollo Management, L.P., on behalf of one or more funds under management (collectively, "Apollo") propose to enter into an Amended and Restated Agreement and Plan of Merger dated as of a date in September 1997 (the "GranCare Merger Agreement"), which provides, among other things, for the merger of Sub with and into GranCare (the "GranCare Merger") after giving effect to the recapitalization of LCA referred to below, and as a result of which GranCare Merger (i) each share of issued and outstanding common stock, par value $.001 per share, of GranCare ("GranCare Common Stock") will be converted into the right to receive 0.2346 shares (the "Exchange Ratio") of common stock, par value $.01 per share, of LCA ("LCA Common Stock"), (ii) GranCare will survive in the GranCare Merger as a wholly owned subsidiary of LCA, and (iii) Apollo and certain other investors (collectively, the "Apollo Investors") will own after the GranCare Merger approximately 44.0% of the LCA Common Stock, holders of GranCare Common Stock immediately prior to the GranCare Merger will own after the GranCare Merger approximately 41.9% of the LCA Common Stock and holders of LCA Common Stock (after the LCA recapitalization but immediately prior to the GranCare Merger) will own after the GranCare Merger approximately 14.1% of the LCA Common Stock. You have also informed us that the GranCare Merger will be accounted for on a purchase basis and is expected to be tax-free to each of GranCare and LCA and their respective shareholders.

  You have informed us that immediately prior to the GranCare Merger and as a condition thereto, there will occur a recapitalization of LCA pursuant to the merger of a wholly-owned subsidiary of Apollo into LCA (the "Recapitalization Merger"). You have informed us that in connection with the Recapitalization Merger, the Apollo Investors will make an equity contribution of approximately $240 million and each holder of LCA Common Stock will have the right to elect either to receive $40.50 in cash or to retain one share of LCA Common Stock, subject to election and proration, such that 90.54% of the shares of LCA Common Stock will be converted into cash and 9.46% of the shares of LCA Common Stock will remain as such shares.

  You have requested that we render our opinion as to the fairness, from a financial point of view, to the holders of GranCare Common Stock of the Exchange Ratio in the GranCare Merger.

  In arriving at the opinion set forth below, we have, among other things:

      (a) reviewed a draft of the GranCare Merger Agreement in the form provided to us and have assumed that the final form of such agreement will not vary in any regard that is material to our analysis;

      (b) reviewed a draft of the Amended and Restated Agreement and Plan of Merger providing for the Recapitalization Merger (the
    "Recapitalization Merger Agreement") in the form provided to us and have assumed that the final form of such agreement will not vary in any regard that is material to our analysis;

      (c) reviewed certain publicly available business and financial information that we deemed relevant relating to GranCare and LCA and the respective industries in which they operate;

      (d) reviewed certain internal non-public financial and operating data provided to us by the managements of GranCare and LCA relating to GranCare and LCA (before and after giving effect to the Recapitalization Merger and the GranCare Merger), including information provided by such managements and by Apollo relating to the capitalization of LCA after giving effect to the Recapitalization Merger and certain forecast and projection information as to future financial results of such businesses and information concerning the expected business, operational and strategic benefits of the Recapitalization Merger and the GranCare Merger, including the level of synergies reasonably obtainable;

      (e) discussed with members of GranCare's, LCA's and Apollo's senior managements the foregoing, including GranCare's and LCA's operations, historical financial statements and future prospects, before and after giving effect to the Recapitalization Merger and the GranCare Merger, and their views of the business, operational and strategic benefits and other implications of the Recapitalization Merger and the GranCare Merger, including the level of synergies reasonably obtainable, as well as such other matters as we deemed necessary or appropriate;

      (f) compared the financial and operating performance of GranCare and LCA with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices and trading volumes of the GranCare Common Stock, the LCA Common Stock and certain publicly traded securities of such other companies;

      (g) reviewed the financial terms of certain recent transactions we deemed reasonably comparable to the GranCare Merger and otherwise relevant to our inquiry; and

      (h) made such other analyses and examinations as we have deemed necessary or appropriate.

  We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this opinion, and have further relied upon the assurances of managements of GranCare and LCA that they are not aware of any facts that will make such information inaccurate or misleading. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of GranCare or LCA, nor have we conducted a physical inspection of the properties and facilities of GranCare or LCA. We have assumed that the financial forecast and projection information provided to us by GranCare and LCA as well as the information concerning the expected business, operational and strategic benefits of the Recapitalization Merger and the GranCare Merger have been reasonably determined on bases reflecting the best currently available estimates and judgments of the managements of GranCare and LCA, as the case may be, as to the future financial performance of GranCare and LCA (before and after giving effect to the Recapitalization Merger and the GranCare Merger), as the case may be. We express no view as to such forecast, projection or benefits information or the assumptions on which they were based. We have relied as to all legal, accounting and tax matters with respect to the GranCare Merger and the Recapitalization Merger on legal counsel and accountants to GranCare. We were not requested to, and did not, generally solicit offers from third parties to acquire all or part of the Company.

  For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the GranCare Merger Agreement and the Recapitalization Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the GranCare Merger Agreement and the Recapitalization Merger Agreement and that all conditions to the consummation of the GranCare Merger will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of GranCare or LCA are party, as contemplated by the GranCare Merger Agreement and Recapitalization Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to the holders of GranCare Common Stock of the GranCare Merger.

  Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to the holders of GranCare Common Stock of the Exchange Ratio in the GranCare Merger and we express no opinion as to any aspect of the Recapitalization Merger or as to the merits of the underlying decision by GranCare to engage in the GranCare Merger. This opinion does not constitute a recommendation to any GranCare shareholder as to how such shareholder should vote with respect to the GranCare Merger or the transactions related thereto. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for the common stock of GranCare or LCA following the announcement or consummation of the GranCare Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

  Chase Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We have acted as financial advisor to GranCare in connection with the GranCare Merger and will receive a fee for our services, including for rendering this opinion. In addition, GranCare has agreed to indemnify us for certain liabilities arising out of our engagement. As we have previously advised you, The Chase Manhattan Corporation and its affiliates, including Chase Securities Inc., in the ordinary course of business, have, from time to time, provided, and in the future may continue to provide, commercial and investment banking services to GranCare and LCA and are providing senior secured credit facilities (for which it is acting as agent bank) and subordinated bridge financing to LCA and may make an equity investment in connection with the Recapitalization Merger and the GranCare Merger. In the ordinary course of business, we or our affiliates may trade in the debt and equity securities of GranCare and/or LCA for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Exchange Ratio in the GranCare Merger is fair, from a financial point of view, to the holders of GranCare Common Stock.

  This opinion is for the use and benefit of the Board of Directors of GranCare in its evaluation of the GranCare Merger and shall not be used for any other purpose without the prior written consent of Chase Securities Inc.

                                          Very truly yours,

                                          CHASE SECURITIES INC.

                                                                        ANNEX X

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

                       DELAWARE--GENERAL CORPORATION LAW

(S) 262. APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)(S) 251 (other than a merger effected pursuant to subsection (g) of (S) 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only to be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive such notice, each constituent corporation may fix in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the next day preceding the day on which the notice is given. If the merger or consolidation was approved pursuant to (S) 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  LCA is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL") which provides that a corporation may indemnify any person who was or is a party or is threatened to be made a part to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (together than an action by or in the right of such corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity of another corporation or business organization against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had not reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of a corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

  Reference is also made to Section 102(b)(7) of the DGCL, which permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

  Article Seventh of the Restated Certificate of Incorporation of LCA provides for the elimination of personal liability of a director for breach of fiduciary duty as permitted by Section 102(b)(7) of the DGCL. Article Eighth of the Restated Certificate of Incorporation and the Bylaws of LCA provide that LCA shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL.

  LCA maintains at its expense, a policy of insurance which insures its directors and officers, subject to certain exclusions and deductions as are usual in such insurance policies, against certain liabilities which may be incurred in those capacities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  2.1        Agreement and Plan of Merger, dated as of September 17, 1997, among Apollo Management, L.P., on behalf of one or more managed investment funds ("Apollo"), Apollo LCA Acquisition Corp. ("Apollo
             Sub") and Living Centers of America, Inc. ("LCA") (incorporated by reference to Annex I hereto)
  2.2        Agreement and Plan of Merger, dated as of September 17, 1997, among LCA, Apollo, GranCare, Inc. and LCA Acquisition Sub, Inc.
             (incorporated by reference to Annex II hereto)
  4.1        Form of Common Stock Certificate of LCA (incorporated by reference to Exhibit 4.1 to LCA's Registration Statement on Form S-1 filed on February 12, 1992 (Registration No. 33-44726))
  4.2        Restated Certificate of Incorporation of LCA (incorporated by reference to Exhibit 4.1 to LCA's Form S-8 filed on August 7, 1996
             (Registration No. 333-09707))

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  4.3        Bylaws of LCA (incorporated by reference to Exhibit 4.1 to LCA's
             Form S-1 filed on February 12, 1992 (Registration No. 33-44726))
  4.4        Form of Amended and Restated Certificate of Incorporation of
             Paragon (incorporated by reference to Annex III hereto)
             Form of Amended and Restated Bylaws of Paragon (incorporated by
  4.5        reference to Annex IV hereto)
  4.6        Form of Stockholders Agreement by and among Paragon, Apollo and certain other investors (incorporated by reference to Annex V hereto)
  4.7*       Form of Registration Rights Agreement between Paragon and certain investors
  4.8        Certificate of Designations of Series A Junior Participating
             Preferred Stock of LCA (incorporated by reference to Exhibit 4.1 to LCA's Form 10-Q for the quarter ended December 31, 1994)
  4.9        Rights Agreement dated as of November 17, 1994, between LCA and
             Chemical Bank, as Rights Agent, specifying the terms of rights to purchase LCA's Series A Junior Participating Preferred Stock, and
             the exhibits thereto (incorporated by reference to Exhibit 1 to
             LCA's Registration Statement on Form 8-A filed November 17, 1994)
             as amended by Loan Agreement dated October 1, 1993 between LCA and
             SouthTrust Bank of Alabama, N.A. (incorporated by reference to
             Exhibit 4(d) to LCA's Form 8-K filed October 15, 1993)
             Opinion of Mayor, Day, Caldwell & Keeton, L.L.P. regarding
  5.1*       securities being issued
             Opinion of Powell, Goldstein, Frazer & Murphy LLP regarding tax
  8.1*       matters
  8.2*       Opinion of Andrews & Kurth L.L.P. regarding tax matters
             Opinion of Mayor, Day, Caldwell & Keeton, L.L.P. regarding tax
  8.3*       matters
 23.1*       Consent of Ernst & Young LLP, independent auditors (Atlanta)
 23.2*       Consent of Ernst & Young LLP, independent auditors (Houston)
 23.3*       Consent of KPMG Peat Marwick, LLP, independent auditors
             Power of Attorney (included as part of the signature page on page
 24.1        II-4 hereto.)
 99.1*       Consent of Credit Suisse First Boston Corporation
 99.2*       Consent of NationsBanc Capital Markets, Inc.
 99.3*       Consent of Smith Barney Inc.
 99.4*       Consent of Chase Securities Inc.
 99.5*       Form of LCA Proxy Card
 99.6*       Form of GranCare Proxy Card
 99.7*       Form of LCA Stock Election
             Consent of Powell, Goldstein, Frazer & Murphy LLP (contained in
 99.8        Exhibit 8.1)
 99.9        Consent of Andrews & Kurth L.L.P. (contained in Exhibit 8.2)
             Consent of Mayor, Day, Caldwell & Keeton, L.L.P. (contained in
 99.10       Exhibits 5.1 and 8.3)
 99.11*      Consent of Keith B. Pitts to be named as a director of Paragon
 99.12*      Consent of Robert L. Rosen to be named as a director of Paragon
 99.13*      Consent of Laurence M. Berg to be named as a director of Paragon
 99.14*      Consent of John H. Kissick to be named as a director of Paragon
 99.15*      Consent of Peter P. Copses to be named as a director of Paragon
             Consent of William G. Petty, Jr. to be named as a director of
 99.16*      Paragon

--------
*Filed herewith.

   (b)Financial Statement Schedules

   1.Schedule II--Valuation and Qualifying Accounts (see page F-32 hereto)

ITEM 22. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (c) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 26th day of September, 1997.

                                        Living Centers of America, Inc.

                                                   /s/ Edward L. Kuntz
                                        By: ___________________________________
                                            Edward L. Kuntz Chief Executive
                                                        Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward L. Kuntz and Susan Thomas Whittle, and each of them, each with full power to act without such person and in his name, place and stead, in any and all capacities, to sign any or all further amendments or supplements (including post-effective amendments) to this Form S-4 Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

             Signatures                      Title                 Date

        /s/ Edward L. Kuntz           Chief Executive         September 26, 1997
------------------------------------   Officer, Chairman
          Edward L. Kuntz              and Director
                                       (Principal
                                       Executive Officer)

       /s/ Leroy D. Williams          (President, Chief       September 26, 1997
------------------------------------   Operating Officer
         Leroy D. Williams             and Director)

       /s/ Charles B. Carden          Executive Vice          September 26, 1997
------------------------------------   President and
         Charles B. Carden             Chief Financial
                                       Officer (Principal
                                       Financial and
                                       Accounting
                                       Officer)

        /s/ Donald C. Beaver          Vice Chairman and       September 26, 1997
------------------------------------   Director
          Donald C. Beaver

        /s/ Roger J. Bulger           Director                September 26, 1997
------------------------------------
     Roger J. Bulger, M.D. FACP

             Signatures                         Title                Date

        /s/ Anthony M. Frank            Director             September 26, 1997
-------------------------------------
          Anthony M. Frank

       /s/ Eddy J. Rogers, Jr.          Director             September 26, 1997
-------------------------------------
         Eddy J. Rogers, Jr.

        /s/ Robert H. Hurlbut           Director

                                                             September 26, 1997
-------------------------------------
          Robert H. Hurlbut

                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  2.1        Agreement and Plan of Merger, dated as of September 17, 1997, among Apollo Management, L.P., on behalf of one or more managed investment funds ("Apollo"), Apollo LCA Acquisition Corp. ("Apollo
             Sub") and Living Centers of America, Inc. ("LCA") (incorporated by reference to Annex I hereto)
  2.2        Agreement and Plan of Merger, dated as of September 17, 1997, among LCA, Apollo, GranCare, Inc. and LCA Acquisition Sub, Inc.
             (incorporated by reference to Annex II hereto)
  4.1        Form of Common Stock Certificate of LCA (incorporated by reference to Exhibit 4.1 to LCA's Registration Statement on Form S-1 filed on February 12, 1992 (Registration No. 33-44726))
  4.2        Restated Certificate of Incorporation of LCA (incorporated by reference to Exhibit 4.1 to LCA's Form S-8 filed on August 7, 1996
             (Registration No. 333-09707))
  4.3        Bylaws of LCA (incorporated by reference to Exhibit 4.1 to LCA's
             Form S-1 filed on February 12, 1992 (Registration No. 33-44726))
  4.4        Form of Amended and Restated Certificate of Incorporation of
             Paragon (incorporated by reference to Annex III hereto)
             Form of Amended and Restated Bylaws of Paragon (incorporated by
  4.5        reference to Annex IV hereto)
  4.6        Form of Stockholders Agreement by and among Paragon, Apollo and certain investors (incorporated by reference to Annex V hereto)
  4.7*       Form of Registration Rights Agreement between Paragon and certain investors
  4.8        Certificate of Designations of Series A Junior Participating
             Preferred Stock of LCA (incorporated by reference to Exhibit 4.1 to LCA's Form 10-Q for the quarter ended December 31, 1994)
  4.9        Rights Agreement dated as of November 17, 1994, between LCA and
             Chemical Bank, as Rights Agent, specifying the terms of rights to purchase LCA's Series A Junior Participating Preferred Stock, and
             the exhibits thereto (incorporated by reference to Exhibit 1 to
             LCA's Registration Statement on Form 8-A filed November 17, 1994)
             as amended by Loan Agreement dated October 1, 1993 between LCA and
             SouthTrust Bank of Alabama, N.A. (incorporated by reference to
             Exhibit 4(d) to LCA's Form 8-K filed October 15, 1993)
             Opinion of Mayor, Day, Caldwell & Keeton, L.L.P. regarding
  5.1*       securities being issued
             Opinion of Powell, Goldstein, Frazer & Murphy LLP regarding tax
  8.1*       matters
  8.2*       Opinion of Andrews & Kurth L.L.P. regarding tax matters
             Opinion of Mayor, Day, Caldwell & Keeton, L.L.P. regarding tax
  8.3*       matters
 23.1*       Consent of Ernst & Young LLP, independent auditors (Atlanta)
 23.2*       Consent of Ernst & Young LLP, independent auditors (Houston)
 23.3*       Consent of KPMG Peat Marwick, LLP, independent auditors

24.1 Power of Attorney (included as part of the signature page on page II-4 hereto.)

 99.1*       Consent of Credit Suisse First Boston Corporation
 99.2*       Consent of NationsBanc Capital Markets, Inc.
 99.3*       Consent of Smith Barney Inc.
 99.4*       Consent of Chase Securities Inc.
 99.5*       Form of LCA Proxy Card
 99.6*       Form of GranCare Proxy Card

99.7*   Form of LCA Stock Election
99.8    Consent of Powell, Goldstein, Frazer & Murphy LLP (contained in Exhibit 8.1)
99.9    Consent of Andrews & Kurth L.L.P. (contained in Exhibit 8.2)
99.10   Consent of Mayor, Day, Caldwell & Keeton, L.L.P. (contained in Exhibits 5.1 and 8.3)
99.11*  Consent of Keith B. Pitts to be named as a director of Paragon
99.12*  Consent of Robert L. Rosen to be named as a director of Paragon
99.13*  Consent of Laurence M. Berg to be named as a director of Paragon
99.14*  Consent of John H. Kissick to be named as a director of Paragon
99.15*  Consent of Peter P. Copses to be named as a director of Paragon
99.16*  Consent of William G. Petty, Jr. to be names as a director of Paragon

--------
*Filed herewith.